Form 20-F
period 2014-08-31
Nord Anglia Education, Inc.
filed 2014-11-19
CIK 1492966

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2014.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36356

NORD ANGLIA EDUCATION, INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Level 12, St. George’s Building, 2 Ice House Street, Central, Hong Kong
(Address of principal executive offices)

Andrew Fitzmaurice, Chief Executive Officer Tel: +852 3951 1100 E-mail: Andrew.Fitzmaurice@nordanglia.com Level 12, St. George’s Building 2 Ice House Street Central, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.01 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

97,747,778 ordinary shares, par value $0.01 per share, as of August 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).  An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.  We may take advantage of these provisions until August 31, 2019 or such earlier time that we are no longer an emerging growth company.  We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.  We may choose to take advantage of some but not all of the reduced burdens allowed under the JOBS Act.  In this filing, we have chosen in reliance on the JOBS Act to provide less than five years of selected financial data.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued by the Financial Accounting Standards Board until those standards apply to private companies.  We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards.  Because we prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), accounting standards issued by the Financial Accounting Stands Board will not apply to us unless we adopt U.S. generally accepted accounting principles in place of IFRS or present a reconciliation of our financial statements to U.S. generally accepted accounting principles.

INITIAL PUBLIC OFFERING

On March 31, 2014, we completed our initial public offering and issued 21,850,000 ordinary shares, which included shares issued pursuant to the exercise of the underwriters’ overallotment option, raising net proceeds of $320.0 million.  Our ordinary shares are listed on the New York Stock Exchange under the symbol “NORD.”

FORWARD-LOOKING STATEMENTS

This annual report includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  These statements include, among other things, statements relating to:

•                                          our future market opportunities;

•                                          our goals and strategies;

•                                          our competitive strengths;

•                                          our future results of operations and financial condition;

•                                          our future business developments; and

•                                          our acquisition and expansion strategy.

ii

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Other sections of this annual report include additional factors that could adversely impact our business and financial performance, principally “Item 3. Key Information—D. Risk Factors.”  Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  We qualify all of our forward-looking statements by these cautionary statements.

iii

PART I

Item 1.                       Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                       Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                       Key Information

A.                                    Selected Financial Data

The following selected consolidated income statement data for the years ended August 31, 2011, 2012, 2013 and 2014 and consolidated balance sheet data as of August 31, 2012, 2013, and 2014 have been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS, as issued by the IASB.

The selected historical consolidated financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes.  The audited consolidated financial statements and the accompanying notes as of August 31, 2013 and 2014 and for the years ended August 31, 2012, 2013 and 2014 have been included in this annual report.

Consolidated Income Statement Data:

	Year Ended August 31,
	2011	2012	2013	2014
	(in millions of dollars, except per share data)
Revenue	225.2	274.4	323.7	474.6
Cost of sales	(105.0)	(126.5)	(147.6)	(214.4)
Gross profit	120.2	147.9	176.1	260.2
Selling, general and administrative expenses	(78.1)	(84.6)	(96.0)	(137.4)
Depreciation	(7.2)	(9.9)	(11.7)	(23.4)
Amortization	(2.8)	(3.5)	(5.7)	(10.4)
Impairment of Goodwill	(16.7)	(10.7)	—	—
Exceptional expenses	(9.4)	(12.5)	(17.7)	(100.2)
Total expenses	(114.2)	(121.2)	(131.1)	(271.4)
Operating profit/(loss)	6.0	26.7	45.0	(11.2)
Finance income	10.1	2.0	2.3	2.0
Finance expense	(51.7)	(49.7)	(51.3)	(55.5)
Net finance expense	(41.6)	(47.7)	(49.0)	(53.5)
Loss before income tax	(35.6)	(21.0)	(4.0)	(64.7)
Income tax expense	(12.5)	(16.4)	(19.3)	(25.7)
Loss for the period	(48.1)	(37.4)	(23.3)	(90.4)
Earnings per ordinary share(1) (in dollars)
Basic	(0.65)	(0.52)	(0.34)	(1.07)
Diluted	(0.65)	(0.52)	(0.34)	(1.07)

(1)    Earnings per ordinary share is calculated by dividing loss for the period by the weighted average ordinary shares outstanding for the period.  For the fiscal years 2011, 2012 and 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million ordinary shares. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million ordinary shares.  On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share.

Consolidated Balance Sheet Data:

	2012	2013	2014
	(in millions of dollars)

Non-current assets
Property, plant and equipment	36.1	98.2	140.1
Intangible assets	455.1	763.4	801.5
Investments in jointly controlled entities	0.5	0.5	0.5
Trade and other receivables	10.9	12.4	9.2
Deferred tax assets	6.1	21.2	20.9
	508.7	895.7	972.2
Current assets
Tax receivable	0.3	1.0	1.6
Trade and other receivables	49.3	83.2	94.8
Cash and cash equivalents	108.5	171.1	166.2
	158.1	255.3	262.6
Total assets	666.8	1,151.0	1,234.8
Current liabilities
Other interest-bearing loans and borrowings	(21.8)	(30.6)	(23.2)
Trade and other payables	(224.4)	(364.0)	(387.7)
Provisions for other liabilities and charges	(3.1)	(3.6)	(0.5)
Current tax liabilities	(5.0)	(4.2)	(1.7)
	(254.3)	(402.4)	(413.1)
Non-current liabilities
Other interest-bearing loans and borrowings	(318.9)	(630.4)	(499.2)
Other payables	(6.6)	(38.5)	(55.9)
Retirement benefit obligations	(30.4)	(22.2)	(25.8)
Provisions for other liabilities and charges	(2.3)	(2.2)	(1.2)
Deferred tax liabilities	(10.5)	(35.3)	(45.5)
	(368.7)	(728.6)	(627.6)
Total liabilities	(623.0)	(1,131.0)	(1,040.7)
Net assets	43.8	20.0	194.1

Equity attributable to equity holders of the parent
Share capital	67.5	67.5	1.0
Share premium	255.2	256.5	597.1
Other reserves	6.9	6.9	10.3
Currency translation reserve	(0.1)	9.8	(1.1)
Shareholders’ deficit	(285.7)	(320.7)	(413.2)
Total shareholders’ funds	43.8	20.0	194.1

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Investment in our ordinary shares involves significant risks.  You should carefully consider the risks described below as well as other information in this annual report, including our consolidated financial statements and related notes, before you decide to buy our ordinary shares.  If any of the following risks materializes, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ordinary shares could decline and you could lose all or part of your investment.

Risks Related to Our Business

Adverse changes in key industry drivers may reduce demand for our schools.

We believe that the key industry drivers for our schools include:

•                                          globalization and increasing foreign direct investment (“FDI”); and

•                                          a growing emphasis by parents on high-quality education for their children.

Changes in our key industry drivers may materially adversely affect our business, prospects, results of operations and financial condition.  For example, if FDI stock declines in one of the countries in which we operate, the number of expatriate families in that country may decrease, which could reduce demand for our schools.  During the 2009/2010 academic year, attracting new students was more difficult than in previous and subsequent academic years, which we believe was due in part to the 2008 global financial crisis.  Furthermore, as some of the emerging markets in which we operate reach a higher level of economic development and develop a more skilled local workforce, companies could increasingly rely on the local workforce and employ fewer expatriates, which could reduce our business if we are unable to adapt or attract local students.

In addition, we believe that growth of GDP and individual disposable income in emerging markets tends to increase demand from local families, as they increase their focus and spending on premium quality education.  Accordingly, decreases or limited growth in GDP or disposable income may reduce demand for our schools from local families and limit our ability to recruit and retain local students.

Competition in the premium school market could reduce enrollments, increase our cost of recruiting and retaining students and teachers and put downward pressure on our tuition fees and profitability.

We face competition from other schools in the locations in which we operate that target the children of expatriate and affluent local families.  Some of our existing and future competitors may be able to devote greater resources than we can to the development and construction of schools offering premium quality education and respond more quickly to changes in parents’ demands, admissions standards, market needs or new technologies.  Moreover, our competitors may increase capacity in any of our markets to an extent that leads to an over-supply.

If we are unable to differentiate our schools from those of our competitors and successfully market our schools to parents and students, we could face competitive pressures that reduce enrollment.  If our enrollment falls, we may be required to reduce our tuition fees or increase spending in order to attract and retain students, which could materially adversely affect our business, prospects, results of operations and financial condition.  See “Item 4. Information on the Company—B. Business Overview—Competition.”

If we fail to increase or maintain our tuition fees, our financial performance may suffer.

Tuition fees at our schools are among the highest in their markets.  Factors that could affect our ability to increase or maintain our premium tuition fees include:

•                                          a decline in our reputation for quality;

•                                          resistance to tuition fee increases from parents and expatriates’ employers as a result of difficult economic conditions or fee increases in recent academic years;

•                                          pricing pressure from other premium schools in our markets; and

•                                          government restrictions that limit our ability to increase tuition fees, such as those to which our schools in Qatar, Dubai and Abu Dhabi are subject (see “Item 4. Information on the Company—B. Business Overview—Regulation”).

In addition, changes in expatriate compensation and benefits packages that alter the way in which employers pay for tuition fees may negatively affect our ability to increase or maintain our tuition fees.  For example, if employers were to increasingly rely on cost of living adjustments in the form of lump sum payments in cash to expatriate parents rather than paying tuition fees directly, parents may become more price sensitive to tuition fees.  Our inability to increase or maintain our tuition fees could materially adversely affect our business, prospects, financial condition and results of operations.

Any damage to the reputation of any of our schools may adversely affect our overall business, prospects, results of operations and financial condition.

Our reputation could be adversely affected under many circumstances, including the following:

•                                          members of our staff behave or are perceived to behave inappropriately or illegally;

•                                          members of our staff fail to appropriately supervise children under their care;

•                                          we fail to properly deal with an accident or other event that injures our students;

•                                          we fail to conduct proper checks on members of our staff who come into contact with children and young adults;

•                                          accidents, epidemics or other events adversely affect our students;

•                                          our students engage in inappropriate or illegal conduct;

•                                          we fail to obtain or lose a license, permit, accreditation or other authorization to operate a school;

•                                          poor-quality operators use names that create confusion with our schools or fraudulently use our brand name or the name of one of our schools;

•                                          we do not maintain consistent teaching quality or fail to deliver strong academic results;

•                                          the curricula in our schools are not perceived as being sufficiently high quality;

•                                          our school facilities do not meet the standards expected by parents and students of premium schools;

•                                          we close one or more of our schools; and

•                                          we become subject to litigation or other legal proceedings relating to any of the above or other matters.

The likelihood that any of the foregoing occurs increases as we expand our network of schools.  These events could influence the way our schools are viewed not only by our customers, but also by other constituencies in the education sector and the general public.  Moreover, an event that directly damages the reputation of one of our schools could adversely affect the reputation and operations of our other schools.  If our reputation declines, our overall business, prospects, results of operations and financial condition could be harmed.

If we fail to enroll new students and re-enroll existing students, our financial performance may suffer.

Increasing enrollments in our schools is critical to our financial performance.  In our experience, approximately 28% of our students leave our schools each academic year, primarily due to expatriate relocations and graduation.  If our recruitment efforts fail to increase enrollment or replace departing students, our financial performance may suffer.  In addition, if we fail to maintain our quality of education, parents may choose not to re-enroll their children in our schools.  If we are unable to recruit and retain students, our business, prospects, results of operations and financial condition (including working capital and cash flow) could be materially adversely affected.

We may lose accreditations or permits that we require to operate our schools.

In order to operate our schools, we maintain various accreditations from curriculum providers and permits from examination bodies, such as the International Baccalaureate Organization.  To maintain our accreditations and permits, we must meet standards related to, among other things, performance, governance, institutional integrity, educational quality, staff, administrative capability, resources and financial stability.  If any of our schools fails to meet these standards, it could lose its accreditations or permits, which could materially adversely affect our business, prospects, results of operations and financial condition.

We may be unable to recruit, train and retain qualified and experienced principals and teaching staff.

The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be difficult and time-consuming.  Our school principals in particular are key to the success of their schools.  We face competition in attracting and retaining principals and teachers who possess the necessary experience and accreditation to teach at our schools.  We may find it difficult to recruit principals and teachers who are willing to relocate to some of our international locations, and we must provide competitive compensation packages to attract and retain qualified individuals.  Some of our principals and teachers remain at their school only for a limited time, which could affect our reputation in the market if we provide insufficient continuity.  As we expand and add personnel, it may be difficult to maintain consistency in the quality of our principals and teachers.  If we are unable to, or are perceived to be unable to, attract and retain experienced and qualified principals and teachers, our business, prospects, results of operations and financial condition may be materially adversely affected.

We may lose the services of members of our senior management team.

Our success depends in part on the continued skills, efforts and motivation of our officers and senior management team.  We have in the past, and may in the future, experience changes in our senior management for a variety of reasons, including restructuring, medical problems, retirement and resignations.  In addition, key personnel could leave us to join our competitors.  Losing the services of key members of senior management or experienced personnel may be disruptive and cause uncertainty.  We depend upon the services of our executive committee members and other members of our management team who have significant experience with our company and within the education industry.  If one or more members of our senior management team or key personnel are unable or unwilling to continue in their present positions, including for health, family or other personal reasons, we may not be able to replace them easily or at all.  Our inability to attract and retain qualified senior managers or key personnel in a timely manner could materially adversely affect our business, prospects, results of operations and financial condition.

We may be unable to manage our current operations and future growth.

Our recent significant growth may strain our ability to manage our operations and integrate our acquisitions.  During fiscal 2013 and 2014, we acquired 15 new schools, 13 of which are in jurisdictions in which we had not previously operated schools—the United States, Qatar, Spain, Singapore and Cambodia.

Acquiring or developing greenfield schools entails significant risks, including the following:

•                                          we may be unable to integrate acquisitions into our network without disrupting our operations or diverting management’s attention or at all;

•                                          we may incorrectly evaluate the financial performance or potential of our acquisitions or greenfield developments or schools we acquire may have insufficient financial or operational resources;

•                                          we may be unable to successfully integrate and retain an acquired school’s principal, teachers and other employees or adequately staff greenfield schools;

•                                          our use of cash to pay for acquisitions limits other potential uses of our cash and may deplete our cash reserves;

•                                          the development of greenfield projects may be delayed as a result of many factors, such as delays in obtaining government approvals or licenses, shortage of key supplies and skilled labor, construction accidents, natural catastrophes and adverse weather conditions, some of which are beyond our control;

•                                          resistance from parents, teachers or administrators to an acquisition could reduce its value; and

•                                          we may incur write-offs, impairment charges, amortization expenses or other expenses related to goodwill and other intangible assets we record.

These risks may increase when we expand into new countries or new cities in countries where we already operate.  Managing the growth of a geographically diverse business involves significant risks and challenges.  We may find it difficult to manage financial resources, implement uniform policies and standards and maintain our operational, management and technology systems across our global network.  New markets also pose challenges related to cultural differences and relationships with local education authorities.

If we are unable to manage our current operations, our growth strategy or the risks that we may encounter in expanding our operations into new markets, our business, prospects, results of operations and financial condition may be materially adversely affected.

Acquisitions may expose us to liabilities.

When we acquire a school, we may become subject to regulatory, licensing, litigation, tax and other liabilities based on circumstances we fail to discover in our due diligence review.  When we do discover potential liabilities during our due diligence review, neither the valuation adjustment nor the contractual protections we negotiate may be sufficient to fully protect us from losses.  Although we generally have rights to indemnification, our rights are limited by survival periods for bringing claims and limitations on the nature and amount of losses we may recover, and we cannot be certain that any indemnification will be collectible or sufficient in amount, scope or duration to fully offset any loss we may suffer.  For example, we estimate that we face potential tax liabilities of up to $4.9 million as a result of one of our acquisitions.  Although the seller indemnified us against tax liabilities, we cannot assure you that our estimate of our potential tax liability is accurate or that we would be able to recover the full amount of any potential losses.

If we fail to obtain suitable sites for greenfield schools, increase capacity at existing schools or acquire new schools we may not be able to grow our business.

Our growth strategies include developing greenfield schools, increasing capacity at our current schools and acquiring new schools.  We may be unable to find suitable greenfield sites in desirable locations in markets where we wish to build new schools or expand our operations.  Available sites may be too small for our capacity requirements, prohibitively expensive or subject to zoning restrictions that do not permit school facilities.  If we do locate suitable sites for new schools or to expand capacity at existing schools, we may be unable to finance acquisition, construction or other costs.  Similarly, we may be unable to find acquisition targets that satisfy our requirements for size, quality, location, price or other factors we consider important, and we may be unable to finance the acquisition of suitable targets that we do find.  If we fail to grow our business, our prospects, results of operations and financial condition may be materially adversely affected.

If we are unable to upgrade our schools, they may become less attractive to parents and students and we may fail to grow our business.

All of our schools require periodic upgrades to remain attractive to parents and students.  Upgrading the facilities at our schools could be difficult for a number of reasons, including the following:

•                                          our properties may not have the capacity or configuration to accommodate proposed renovations;

•                                          construction and other costs may be prohibitive;

•                                          we may fail to obtain regulatory approvals;

•                                          we may be unable to finance construction and other costs; and

•                                          we may not be able to negotiate reasonable terms with our landlords or developers or complete the work within acceptable timeframes.

Our failure to upgrade the facilities of our schools could lead to lower enrollment and may materially adversely affect our business, prospects, results of operations and financial condition.

Some of the cities in which we operate schools may become less popular destinations for expatriates.

Changing environmental, political and other factors could make cities in which we operate schools less attractive to expatriates.

For example, concerns about air quality in Beijing have been widely reported by international media.  Poor air quality may particularly concern parents with school-age children, whom parents may perceive to be more vulnerable to air pollution than adults.  We have recently experienced slower enrollment growth at our schools in Beijing, and we believe this is partially the result of concerns about air pollution.  If air quality in Beijing fails to improve or deteriorates, the number of expatriates with school-age children may decline, which could reduce our enrollments or limit our ability to grow.

Political tensions could also make cities less attractive to expatriates.  For example, if protests begin to occur regularly or become more severe in one of the cities where we have schools, we could face enrollment pressures as expatriates leave the region.

Our landlords may terminate our leases or we may be unable to renew our leases on acceptable terms; if we wish to relocate, we may incur additional costs if we terminate a lease.

Many of the buildings our schools occupy underwent renovations or were custom-built to meet our requirements.  If we are unable to renew a lease on acceptable terms or if a landlord terminates a lease:

•                                          we may be unable to find a new property with the amenities and in the location we require, which may force us to close the school or move to a less desirable location;

•                                          we may incur significant costs in identifying, securing and moving to a new location; and

•                                          the relocation may significantly disrupt the school’s operations and the school may be unable to collect tuition fees or retain its students.

In particular, our school properties in Singapore and Hong Kong are leased from government authorities. In both cases, the leases can be terminated any time due to public purpose or need.

In addition, terminating any of our school leases could be costly.  Many of our leases do not contain break provisions that would permit us to terminate the lease prior to its expiration.  In the past, we found it difficult to obtain early termination of some of our leases.  If we wish to terminate a lease in order to relocate or close a school, we may be unable to negotiate satisfactory termination arrangements and could incur significant costs or liabilities under the lease, which could materially adversely affect our business, prospects, results of operations and financial condition.

If our landlords do not perform their obligations under the terms of our leases or a landlord changes in the course of the lease, our operations could be disrupted and our costs could increase.

A good working relationship with the landlords of our school properties is fundamental to the successful operation of our schools and can generate additional property development opportunities that support our growth.  In many cases, our landlords are responsible for the maintenance of all or part of the facilities we lease.  If our landlords do not maintain our facilities to the required standards, we may have to increase our expenditures to maintain the quality of our schools.  In addition, during the course of our lease, the landlord of one or more of our schools could change, for example due to its insolvency or the sale of the underlying property, and we may need to develop a relationship with a new contracting party.  The new landlord may have interests that conflict with ours, may be less willing to expand the school’s capacity or improve its facilities or be a less reliable counterparty in fulfilling its obligations under the terms of the lease.  If an existing landlord or a new landlord does not comply with the terms of our leases for any reason, our operations could be disrupted and our costs could increase, which could materially adversely affect our business, prospects, results of operations and financial condition.

If we sell or close a school we may not achieve anticipated cost savings or other benefits and could remain liable for events that occurred while we operated the school.

If we sell or close a school, we may not achieve anticipated cost savings or other benefits.  We could be subject to claims by the new owner, parents and educational authorities for financial liabilities related to our previous operation of the school and could be subject to unforeseen liabilities.  The reputation of some or all of our remaining schools may also suffer in the event we close one of our schools.  In addition, if a new owner does not operate the school to a high standard, our reputation could suffer by association, even though we no longer have any control over the operations of the school, which could damage our reputation.  As a result, selling or closing a school could materially adversely affect our business, prospects, results of operations and financial condition.

Any change in the timing of tuition fee payments could create cash flow issues for us.

We collect most of our tuition fees before the beginning of the first term of the academic year and the majority of the remainder before the beginning of the second and third terms of the academic year.  If regulations in new markets, new regulations in existing markets or changing market conditions require us to collect our fees more evenly over the course of the academic year, our cash flow may be negatively affected and we may require additional working capital or third-party funding to finance our operations.

We may not have adequate protection for our intellectual property, and we may infringe upon the intellectual property of others.

In most of the markets where we operate schools, we do not have trademark protection for the brand names under which the schools operate.  We do not own the names “British School” and “British International School,” under which many of our schools operate in any relevant jurisdiction, and any organization that meets certain accreditation requirements may use these names.  We rely on trademark protection in selected jurisdictions to protect our rights to the mark “Nord Anglia” and our distinctive logos and other marks associated with our services.  We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protection for all of our proprietary rights in selected jurisdictions or that third parties will not infringe upon or misappropriate our trademark and brand name. In particular, in some new jurisdictions in which we operate, e.g. Cambodia, we have submitted trademark applications but there is no guarantee that they can be successfully registered.  Policing the unauthorized use of our trademarks and brand names can be difficult and expensive, and litigation may be necessary to enforce or protect our brand name or determine the validity and scope of the proprietary rights of others.  We may not prevail in any intellectual property litigation and a favorable outcome may not be adequate to protect our rights.  In addition, third parties may accuse us of infringing their intellectual property.  Third-party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations without infringing those intellectual property rights.

We could incur significant defense costs and losses in litigation or other legal proceedings and may become liable for the legal costs of the adverse party.

From time to time, we are party to legal proceedings in the various jurisdictions in which we operate.  Litigation can be costly and time-consuming and may divert management attention and resources from our operations.  We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party.  Operating in highly litigious jurisdictions, such as the United States, increases the risk of materially adverse litigation.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We may be liable for accidents or other events that affect our students and staff.  Events of this kind may harm our reputation among parents and government bodies.

We may be held responsible for the health and safety of our students and staff.  If personal injuries or accidents occur, we may face claims from parents, government officials or other parties alleging that we were negligent, provided inadequate supervision or were otherwise responsible for causing injury.  We may also face allegations that teachers, other personnel or students committed unlawful acts.  The occurrence or alleged occurrence of these events and others that impact our students or staff could expose us to financial liability or harm our reputation, even if we are not at fault.  This would be especially true if the potential liability exceeded our insurance coverage.

A successful liability claim against us for injuries or other harm suffered by students, employees or other people could materially adversely affect our reputation and results of operations.  Even if such a claim is unsuccessful or unwarranted, it could divert management attention from our operations, cause us to incur substantial costs in defending the claim and harm our reputation, all of which could materially adversely affect our business, prospects, results of operations and financial condition.

Our insurance may be inadequate or premiums may increase substantially.

We maintain liability insurance at a level we believe to be adequate and consistent with industry practice.  However, claims in excess of our insurance coverage or claims not covered by our insurance could arise.  Furthermore, there can be no assurance that we will be able to obtain liability insurance coverage in the future on acceptable terms or at all.  A successful claim against us that is not covered by or is in excess of our insurance coverage could materially adversely affect our business, prospects, results of operations and financial condition.  Any such claims may also increase our insurance premiums.  In addition, healthcare costs for our expatriate employees have risen significantly over recent years.

Unauthorized use or disclosure of personal data that we collect and retain due to a systems failure or otherwise could damage our business.

We maintain records that include personal data, such as academic and medical records, addresses and family information.  If the measures we use to protect personal data are ineffective due to a systems failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims.  In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, independent consultants or third-party contractors.

We could incur significant expenses in connection with remedying any breaches, settling any resulting claims and providing additional protection to prevent additional breaches.  In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects, results of operations and financial condition.

We operate various information technology systems in different jurisdictions; the incompatibility or failure of these systems could materially adversely affect our business.

We do not have a universal information technology system in place across all the jurisdictions in which we operate.  As a result, schools may have difficulty sharing information and curricula and we may have difficulties taking advantage of synergies among our different schools.  These difficulties and related risks are heightened by the growth of our business.  We may incur greater costs and achieve fewer savings as a result of maintaining multiple information technology systems than we would if there were one information technology system operating across all our jurisdictions.  These increased costs and lost opportunities for savings and synergies could materially adversely affect our business, prospects, results of operations and financial condition.

Exchange rate fluctuations may materially adversely affect our results of operations and profitability.

It is our general practice to collect revenues and pay expenses in the local currency of each country in which we operate.  The Chinese renminbi has an exchange rate tied to a basket of foreign currencies that include the U.S. dollar, euro, Japanese yen and South Korean won and is allowed to float within a narrow band around the central parity managed by the People’s Bank of China.  In the Middle East, substantially all of our operations are conducted in the Qatari riyal and the United Arab Emirates (“UAE”) dirham, which are pegged to the U.S. dollar.  Our operations in the United Kingdom are conducted in sterling.  Elsewhere in Europe, our operations are conducted in the euro and local currencies, including the Swiss franc, Czech crown, Hungarian forint and Polish zloty.  Our operations in Thailand are conducted in Thai baht.  Our operations in Singapore are conducted in Singapore dollars.  Our operations in Cambodia are conducted in Cambodian riel.  Our operations in Hong Kong are conducted in Hong Kong dollars.  Our operations in the United States are conducted in U.S. dollars.  Conducting business across multiple currencies subjects us to currency fluctuation risks.  In particular, fluctuations in currency exchange rates can have an impact on the translation of foreign currency-denominated amounts into U.S. dollars, which is our functional currency, and affect our results of operations when we transact between foreign currencies.  As of August 31, 2014, substantially all of our debt was denominated in U.S. dollars.  Because a majority of our income is denominated in currencies other than the U.S. dollar and we do not hedge our exchange rate risk, changes in exchange rates could reduce our ability to service our debt.  Conducting business in multiple currencies subjects us to exchange rate and currency risk that could materially adversely affect our business and reported results.

We may become subject to taxes, penalties or additional liabilities in relation to our current and past use of independent consultants and the payment of some of our teachers.

If our independent consultants are deemed to be, or deemed to have been, our employees, we could be subject to penalties and be liable for unpaid taxes, as well as unpaid employment benefits, and we would have to incur the cost of providing these consultants with such benefits going forward.  In addition, in some of our European schools we make payments to teachers through an offshore entity.  We have set aside a reserve of $1.2  million in our consolidated financial statements for fiscal 2014 in relation to this offshore payment arrangement.  If the local authorities were to successfully challenge the nature of such arrangements, we could be held liable for the payment of additional taxes, social security contributions, interest and penalties, and any such payment may materially adversely affect our business, results of operations and financial condition.

The occurrence of epidemics or other adverse public heath developments, natural disasters or unanticipated catastrophic events could have an adverse material effect on our business, prospects, results of operations and financial condition.

If an epidemic or other outbreak of disease occurs, parents may withdraw their children from school to protect them from the possibility of infection, faculty and staff may become ill or avoid coming to work in order to protect themselves from the outbreak or the government may order schools to close in order to contain the epidemic or outbreak.  For example, certain Asian countries have encountered epidemics, such as SARS, the avian flu and other influenza strains.  Past epidemic outbreaks, depending on their scale, have caused different degrees of damage to national and local economies throughout the world.  In 2012, there were reports of the outbreak of the viral hand, foot and mouth disease in Thailand, China and other neighboring countries, including several confirmed human cases and deaths, particularly among children.  In 2014, cases of Ebola virus disease, which originated in West Africa, appeared in Europe and the United States. An outbreak of SARS, avian flu, viral hand, foot and mouth disease, the Ebola virus or any other epidemic in any region in which we operate could materially adversely affect our business operations, including temporary closures of our schools.  Similarly, the occurrence of natural disasters or unanticipated catastrophic events could result in material disruptions to our businesses.  To the extent that any such interruption is not covered by our insurance, our business and results of operation could suffer and it may take a significant amount of time for our business to recover to previous levels of student enrollment and revenues.

Risks Related to Our Debt

Our debt could adversely affect our financial health and competitive position.

As of August 31, 2014, we had total debt of $522.4 million.  Of this amount, $502.4 million was due under our term loan facility, which will mature in 2021.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings.”

Our debt could materially adversely affect our business by, for example:

•                                          limiting our ability to pay dividends;

•                                          increasing our vulnerability to general adverse economic and industry conditions;

•                                          requiring us to dedicate a material portion of our cash flows from operations to make payments on our debt, thereby reducing the availability of cash to fund our operations or make capital expenditures;

•                                          limiting our flexibility in planning for, or reacting to, changes in our business or industry; and

•                                          limiting our ability to borrow additional funds.

We require cash to service our debt, and our ability to generate cash is subject to many factors beyond our control.

Our ability to service our debt and fund capital expenditures will depend on our ability to generate cash.  Our ability to generate cash depends on the performance of our schools, which in turn depends on global and local economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt or to fund our other liquidity needs.  We may need to refinance all or a portion of our debt on or before maturity.  We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all.  Failure to refinance our debt on terms we believe to be acceptable could materially adversely affect our business, financial condition, results of operations and cash flow.

Our indebtedness may restrict our ability to pursue our business strategies.

Our debt instruments limit our ability to, among other things:

•                                          incur additional debt;

•                                          pay dividends or make other distributions or repurchase or redeem our shares;

•                                          make investments;

•                                          sell assets, including capital stock of restricted subsidiaries;

•                                          enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                                          consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                                          enter into sale and leaseback transactions;

•                                          enter into transactions with our affiliates; and

•                                          incur liens.

Our ability to comply with these covenants and restrictions may be affected by events beyond our control.  If we breach any of our covenants, we could be in default under our debt instruments.  This would permit our lenders to take certain actions, including requiring us to repay all our debt prior to the scheduled maturity.  Furthermore, our lenders could cancel our credit facility.  If our debt repayment were to be accelerated, we may not have the cash or liquid assets to repay our debt.  The occurrence of any of these events could materially adversely affect our business, financial condition and results of operations.

We are subject to interest rate risk resulting from general economic conditions and policies of governmental and regulatory agencies.

As of August 31, 2014, we had $522.4 million of floating rate debt.  Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies and, in particular, the United States Federal Reserve Board.  Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our floating interest rate obligations and any floating interest rate obligations we may incur in the future.  If interest rates increase, our debt service obligations on our floating rate debt would increase even though the amount borrowed remained the same, and our net income would decrease.  We do not hedge our interest rate risk by use of derivative instruments and we may in the future be unable to do so.  An increase in our financing costs could materially adversely affect our results of operations and our ability to pay amounts due on our debt and make distributions to our shareholders.

Risks Related to the Jurisdictions in which We Operate

We may experience adverse changes in general economic, political and social conditions in the markets in which we operate.

We operate in China, Europe, the Middle East and Southeast Asia (“ME/SEA”) and North America where many local communities, economies and legal and administrative structures are rapidly evolving.  As a result, our success depends in part upon our ability to adapt to and succeed in differing economic, legal, social and political conditions.  In particular, financial risks associated with our operations include risks of liquidity, inflation, devaluation, price volatility, currency convertibility and exchange rates and actual or perceived risk of country default resulting from significant deficits or political instability.  Government interference in the economy in certain countries, changes in economic, political and social conditions (including, for example, significant changes to foreign exchange policies and wage controls) and changes in government attitudes toward for-profit education, particularly K-12 schools, could materially adversely affect our business, prospects, results of operations and financial condition.

Uncertainties regarding the general regulatory and legal environment, particularly in China, the Middle East and parts of Southeast Asia, could adversely affect our business.

Our international operations are governed by local laws and regulations applicable to foreign investments and foreign-owned enterprises.  Our business could be adversely affected by the interpretation and enforcement of and changes in these laws and regulations.  These laws and regulations often lack transparency, can be difficult to interpret and may be enforced inconsistently.

China, the Middle East and parts of Southeast Asia have not developed integrated legal systems that cover all aspects of our activities.  The Chinese legal system is based on written statutes.  Prior court decisions may be cited for reference but have limited precedential value.  Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China.  Because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations are uncertain.  In addition, the Chinese legal system is based in part on government policies and internal rules that may have retroactive effect and, in some cases, are not published at all.  As a result, we may not be aware of any alleged violation of these policies and rules until after the alleged violation has occurred.  Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The laws and regulations of China and countries in the Middle East and Southeast Asia are often unclear and subject to differing regulatory interpretation.  National, regional, local and other governmental bodies may issue inconsistent decisions and opinions.  In particular, the laws and regulations applicable to the establishment and operation of international schools can be vague and uncertain.  Regulatory agencies in China, the Middle East and parts of Southeast Asia have substantial discretionary authority to implement and enforce regulations.  Such implementation and enforcement is not always consistent or predictable.  We cannot assure you that we will not be found to be in violation of any current or future laws and regulations in these countries, including laws and regulations relating to the ownership of our schools.  Potential consequences could include fines, penalties or the revocation of a school’s education license, or the ownership of a school could be challenged which would cause such school to cease operations.  In some jurisdictions, the legal interpretation of our leases and other agreements may be uncertain.  Exposure to regulatory uncertainty could limit our legal protection and ability to comply with regulations applicable to us, which could materially adversely affect our business, prospects, results of operations and financial condition.

Policies, laws and regulations of foreign governments, including those relating to education, could adversely affect our existing business and our potential growth.

Our business is subject to the policies, laws and regulations of each jurisdiction in which we operate.  These policies and regulations apply to many aspects of our business, including:

•                                          applying for, obtaining and maintaining necessary licenses, permits, visas, accreditations and other authorizations for operating our schools and employing our teachers;

•                                          our ability to recruit expatriate and local students;

•                                          pricing and mechanisms for receipt of tuition fees;

•                                          employment conditions, including taxation rates and other factors related to both foreign and local staff;

•                                          the development of curricula that meet the requirements of local educational authorities;

•                                          ownership structure and governance, in particular policies and regulations that relate to foreign ownership; and

•                                          the ability of our schools to earn profits or pay management or product fees or royalties and our ability to repatriate cash through dividends or fees.

We may not be able, in part or at all, to comply with such policies, laws and regulations in each of the jurisdictions in which we operate or would like to expand our operations, or we may incur significant costs to do so.  Our failure to comply or the imposition of significant compliance costs on us could materially adversely affect our business, prospects, results of operations and financial condition.

Our schools in Qatar have experienced delays in obtaining certain local licenses and may face penalties, potential closure and other enforcement actions in the future.

We operate four schools in Qatar, each of which is required to maintain three principal licenses:  (i) a trade license issued by the Ministry of Economy and Commerce, (ii) a civil defense certification issued by the Civil Defense Department and (iii) an education license issued by the Supreme Education Council.

The Ministry of Economy and Commerce will not issue a trade license to a school until it has obtained a civil defense certification for the property comprising the school, and the Supreme Education Council will not issue an education license until the school obtains a trade license.  The Civil Defense Department has recently increased its focus on fire safety following a major fire at a shopping center in Doha in May 2012, which resulted in a number of fatalities, and as a result a number of schools across Qatar including ours have had difficulty obtaining a civil defense certification, which in turn caused delay in obtaining the other principal licenses.

Penalties for failing to obtain the required licenses may include civil or criminal actions, temporary or permanent school closures and other enforcement actions.

Our schools in Qatar have now obtained all the principal licenses except the education licenses of two schools, which are being processed and are pending.

The authorities have not taken any action against our schools.  However, we cannot assure you that we will be able to obtain the outstanding education licenses in Qatar in a timely manner or at all or that the authorities will not commence enforcement actions.  Any enforcement actions could materially adversely affect our reputation, business, prospects, results of operations and financial condition.

Our schools in Guangzhou and Shanghai have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations.

Under PRC laws and regulations, civil non-enterprise entities are generally required to register with the local Civil Affairs Bureau.  Failure to do so may give rise to sanctions such as warnings, orders for rectification or suspension of operations.  The Guangzhou Education Commission and the Guangdong Education Commission, which are the education commissions at the municipal and provincial levels, respectively, have each advised us that our recently acquired school in Guangzhou is not required to register with the Guangzhou Civil Affairs Bureau, and to our knowledge no other international school in Guangzhou has registered.  The Guangdong Education Commission has renewed the school’s annual license each year, most recently in May 2014.  In Shanghai, in the past, the Shanghai Education Commission had advised us not to register with the Shanghai Civil Affairs Bureau until the completion of a pilot program under which a few international schools registered.  Previously, we obtained a certificate of approval from the Shanghai Foreign Economic and Trade Commission.  The Shanghai Education Commission is now satisfied with the success of the pilot program and asked the British International School Shanghai (“BISS”) (among other international schools) to register with the Shanghai Civil Affairs Bureau.  Based on this advice, BISS has now:  (i) submitted the necessary papers to the Shanghai Education Commission to enable us to begin the registration process with the Shanghai Civil Affairs Bureau as a civil non-enterprise entity (which would involve filing its articles of association with the Shanghai Civil Affairs Bureau) and (ii) not applied to renew its certificate of approval from the Shanghai Foreign Economic and Trade Commission which it had previously held.  We have worked under the oversight of the Shanghai Education Commission since the inception of BISS and the Shanghai Education Commission has renewed BISS’s education license each year after completing its annual inspections, most recently in December 2013.

Given the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that our school in Guangzhou will not be required to register with the Guangzhou Civil Affairs Bureau or that BISS will be successful with its application to the Shanghai Civil Affairs Bureau.  Our failure to complete required registrations could materially adversely affect our reputation, business, prospects, results of operations and financial condition.

We may face restrictions on our ability to transfer and distribute funds.

We currently transfer and distribute funds among the jurisdictions in which we operate and we expect to continue to do so in order to fund our group-wide cash and financing requirements, including servicing our debt.  To transfer funds among jurisdictions, we rely principally on cash-pooling arrangements, dividends and other distributions, inter-company loans, and the payment of administrative and management fees, royalties and licensing fees.

BISS has made substantial distributions through dividends and our Beijing schools have transferred cash through consultancy services fees and management charges paid to one of our subsidiaries.  In addition, we have been able to repatriate cash from China through intercompany transfers of interests in subsidiaries.  Similarly, our schools in Thailand make distributions through quarterly dividends. We also receive management charges from our school in Guangzhou. If any of the transfers or arrangements described above were found to be invalid by the relevant authorities, distributions from these schools could be discontinued and we may be required to repay amounts previously transferred.

Our ability to make distributions is restricted in some jurisdictions.

Due to restrictions imposed by local authorities and regulations, the entities operating our schools in Hong Kong, Hungary and Slovakia are non-profit making and cannot make distributions in the form of dividends. If we acquire or build more schools which are subject to similar restrictions, our ability to fund our operations, make distributions and pay dividends will be adversely affected.

If the PRC government finds that the structures of our schools in China do not comply with applicable PRC laws and regulations or we failed to obtain required permits or approvals for our intra-group transfer of our schools in Beijing, we may be unable to operate these schools and may be subject to penalties.

In China, the Ministry of Education regulates the education industry, and the local education commissions in the Chinese cities in which we operate have responsibility for local enforcement and oversight with respect to matters under their jurisdiction.  These authorities have broad discretion in dealing with any violation of PRC laws or regulations, including any failure to obtain, maintain or comply with any required permit or approval, by our schools in China.

Under the Interim Regulations Concerning the Establishment of Schools for the Children of Expatriates (the “Interim Regulations”), only foreign individuals with lawful residence in China, wholly foreign-owned enterprises and certain foreign entities duly registered or established in China may apply to establish an international school, subject to the approval of the Ministry of Education.  The approval authority has been delegated to the Ministry of Education’s local counterpart at the provincial level pursuant to the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items issued by the State Council of the PRC on September 23, 2012.  An employee of Nord Anglia Education, who had lawful residence in China at the time, applied to the Ministry of Education for the establishment of BISS in 2002 as its sponsor.  Since 2005, documents that we have submitted to the Shanghai Education Commission have identified as sponsor one of our wholly-owned subsidiaries that does not fall within one of the categories of permitted sponsors in the Interim Regulations.  To date, no challenges in this respect have been brought against the operations of BISS by local or national educational authorities.  We have not directly approached the Ministry of Education on this matter and do not anticipate doing so.

Pursuant to the Interim Measures for the Administration of Examination and Approval of Overseas Investment Projects, the National Development and Reform Commission (“NDRC”) requires approvals for overseas investment projects made by PRC entities.  We obtained approvals from the Ministry of Commerce of the PRC and the PRC State Administration of Foreign Exchange for the intra-group transfer of our schools in Beijing to our PRC subsidiaries and were advised by transaction counsel that local NDRC approval was not required.

If the Ministry of Education, the NDRC or other applicable PRC regulatory agencies were to find that the ownership structures of our schools do not comply with applicable PRC laws and regulations or we failed to obtain required approvals for the transfer of our schools in Beijing, we may be unable to operate our schools in Beijing and may be subject to penalties.

Our school in Guangzhou has not obtained written endorsement from the local and provincial education commissions for the site that houses its kindergarten.

International schools in China require an endorsement from the local or provincial education commission to operate multiple teaching sites.  Prior to our recent acquisition of our school in Guangzhou, the school had not obtained a written endorsement from either the Guangzhou or Guangdong education commission for the site that houses its kindergarten.  Both the Guangzhou and Guangdong education commissions are aware of the kindergarten, and we intend to seek their formal endorsement.  However, we cannot assure you that we will obtain a formal endorsement.  If we are unable to obtain a formal endorsement, the education commissions could take various regulatory actions against us and we may be required to relocate our kindergarten students to our main Guangzhou campus.

If our landlords’ title to the properties and/or other legal status of the facilities we lease for our schools were challenged, our operations could be disrupted.

We lease all of our school facilities in China.  Our landlords should have valid land use and property ownership rights with respect to such school facilities and associated land.  If our landlords are not the holders of land use rights or lessees of such holders, they are required to receive full authorization to sub-lease the relevant properties.  In addition, in order to build new facilities or expand existing facilities, our landlords are also required to obtain all necessary planning, building and other regulatory approvals.

For four of our five schools in China there is some uncertainty as to the landlords’ land use and property ownership rights or the receipt by such landlords of all necessary regulatory approvals.  For the BISS Puxi campus, although the landlord has confirmed to us that the formal lease agreements and ownership certificates have been granted, it is unclear that the respective owners have obtained all of the requisite approvals from the competent land and building administrative authority to lease these facilities to BISS.  Also for the BISS Puxi campus, the landlord is in the process of obtaining the land use right associated with a grass sports field for the secondary school.  In Beijing, we have been advised by the landlord of The British School of Beijing’s Shunyi facility that it has requested from the competent land and building administrative authority the certificate confirming its valid property ownership needed to lease that facility.  With respect to The British School of Beijing’s Sanlitun facility, the landlord has not provided us with a valid land use right certificate.  Although we have been advised by the landlord that it is in the process of obtaining such certificate and other requisite approvals, they have not yet been obtained.  The landlord has advised that the facility was built more than 30 years ago and to the knowledge of our management no enforcement action has been taken by the relevant Beijing governmental authorities with respect to the allocation of the land to the landlord, the educational use of the land and the construction approvals held by the landlord.  With respect to the kindergarten campus of the British School of Guangzhou (“BSG”), the landlord has not provided us with a valid property ownership certificate.  In each of these situations, we are not aware of any sanction, claim, or investigation being contemplated by the competent authorities.  However, due to the discretionary nature of regulatory enforcement in China, we cannot be certain that such action could not and will not be taken.  We cannot assure you that if title to and/or other legal status of the facilities leased by The British School of Beijing, BISS or BSG were challenged by the competent regulatory authorities or any third party, our landlords’ ability to perform their obligations under their leases with us would not be materially adversely affected and our operations in China would not be disrupted.  In addition, such uncertainty as to the landlords’ title to the properties may limit our ability to seek and obtain specific performance of such landlords’ obligations under their leases with us in the event of a dispute.

In addition, in accordance with local practice we did not register our lease contracts with the competent administrative department of the PRC within 30 days after their execution.  As a result, if our landlords enter into lease agreements with third parties for the premises we lease and the third parties register the leases, then the third parties may be able to challenge the validity of our leases.

In the future, we may also operate more schools where there is defect or uncertainty in our title to land and property used for school operation, and the abovementioned risk we face will increase.

We operate three defined benefit pension schemes in the United Kingdom, all of which are currently in deficit.

We operate three defined benefits plans in the United Kingdom:  the Lifetime Pension Scheme, the Wyburn School Limited Pension & Life Assurance Scheme (1985) and the Nord Anglia Joint Pension Scheme (collectively, the “UK Defined Benefit Plans”).  The Lifetime Pension Scheme is closed to future accrual, meaning new members cannot join the plan and existing members cannot build up additional entitlements within it.  The other two UK Defined Benefit Plans have no active members, meaning that no employees are currently accruing benefits in those plans in respect of their on-going employment.  In their place, we offer a defined contribution pension plan to our UK employees.  While this closure to future accrual will reduce any future service deficit, the past service deficit in respect of benefits already accrued will not be reduced by this change.

Our consolidated financial statements include reference to our defined benefit pension liability.  As of August 31, 2014, the aggregate deficit for the UK Defined Benefit Plans was $18.6 million on an IFRS accounting basis.

The last agreed actuarial valuation of the Lifetime Pension Scheme was carried out as of August 31, 2011, resulting in a deficit of £14.6 million on the scheme-specific basis.  Should a wind-up trigger occur in relation to this plan, the buy-out deficit will become due and payable by the employers with a liability to the plan, and the deficit of the Lifetime Pension Scheme on a buy-out basis was £29.6 million as of August 31, 2011.

The last actuarial valuation of each of the Wyburn School Limited Pension & Life Assurance Scheme (1985) and the Nord Anglia Joint Pension Scheme was carried out as of September 1, 2013.  The aggregate of the scheme-specific deficits of these plans was £0.9 million, and we estimate that the aggregate of their buy-out deficits was approximately £1.8 million.  Any movement as a result of changes reported in the actuarial valuations would not be regarded as significant.

As a result of these valuations, we are required to make on-going cash contributions in order to reduce the funding deficits.  We have agreed with the trustees to a schedule of payments until September 2020 for the Lifetime Pension Scheme based on the 2011 valuation.  This schedule began with a payment of £1.8 million in September 2013, increasing each year by 3.1% per annum until 2020, when the payment is £2.2 million.  We have also agreed on a funding recovery plan with the trustees of the Wyburn School Limited Pension & Life Assurance Scheme (1985) and the Nord Anglia Joint Pension Scheme of aggregate payments of £48,300 per annum until May 2020.

A number of our subsidiary companies also participate in the Lifetime Pension Scheme, making it a multi-employer pension plan.  Due to a number of these participating employers ceasing to employ any active members in the pension plan, statutory debts have become due from them to the plan.

These statutory debts represent a proportion of the plan’s overall liabilities, based on the amount which would be needed to secure annuities for members, calculated with reference to the number of members each participating employer is liable for.  As part of the 2011 valuation, these statutory debts have been allocated to the continuing employers in the Lifetime Pension Scheme.  In addition, Nord Anglia Education Limited has provided a guarantee in respect of the obligations of the participating subsidiary companies in the plan.

Disputes with our joint venture partners may adversely affect our business.

In some of the jurisdictions in which we operate or may operate in the future, including Abu Dhabi, Dubai, Qatar and Thailand, we operate our schools through joint ventures with local businesses or individuals due to regulatory or other business requirements.  Our joint venture partners may (i) have economic or business interests or goals that are inconsistent with ours, (ii) take actions contrary to our instructions or requests or contrary to our policies or objectives or (iii) be unable or unwilling to fulfill their obligations under their agreements with us.  A serious dispute with a joint venture partner could materially adversely affect our business, financial condition and results of operations.  In addition, if there is any adverse publicity in relation to our joint venture partners, the reputation and operations of our relevant joint ventures may be adversely affected.

The ownership structure of our schools in Thailand may be challenged.

Thai law requires that all school permit holders must be majority owned by Thai persons.  Although the articles of association of our Thai subsidiaries entitle us to 100% of the economic benefits of our Thai schools, we hold 49% of the shares of each school while Thai persons hold the remaining shares.  The articles of association entitle the Thai persons to fixed, de minimus payments upon the declaration of dividends by the subsidiaries.  We consolidate these companies because we are entitled to 100% of their economic benefit.

We cannot assure you that, if our ownership structure is challenged, the Thai regulator will interpret the relevant legislation so as to find that the ownership structure of our Thai schools, including our entitlement to 100% of their economic benefit, complies with Thai regulations, or that Thai regulations governing foreign ownership of schools will not change in the future.  If the ownership structure of our schools in Thailand is found to be non-compliant with Thai regulations, we may be unable to operate our schools in Thailand, which could materially adversely affect our business, prospects, results of operations and financial condition.

We are subject to anti-corruption laws in the jurisdictions in which we operate including, anti-corruption laws of China and the U.S. Foreign Corrupt Practices Act (“FCPA”).  Our failure to comply with these laws could result in penalties which could harm our reputation and materially adversely affect our business, results of operations and financial condition.

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining any benefit, along with various other anti-corruption laws.  Although we have implemented policies and continue to carry out training and introduce procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject, there is no assurance that such measures will work effectively all of the time or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire.  If we fail to comply with the FCPA or other laws governing the conduct of business with government entities or other corruption offences, or if any of the schools we acquire are found to have failed to comply with those laws before we acquired them, we may be subject to criminal and civil penalties and other remedial measures, which could adversely affect our business, financial condition, results of operations and liquidity.  Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities could also adversely affect our business, financial condition, results of operations and liquidity, regardless of the outcome of the investigation.

The audit report included in this annual report is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, PricewaterhouseCoopers is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including the affiliate of our independent registered public accounting firm, and/or any related adverse regulatory development in the PRC, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of our auditor, and also against Dahua, the former BDO affiliate in China. The Rule 102(e) proceedings initiated by the SEC relate to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to the Chinese affiliate of our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In addition, auditors based outside of China are subject to similar restrictions under PRC law and CSRC directives in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

In January 2014, the administrative judge reached an initial decision that the China-based affiliates of the “big four” accounting firms should be barred from practicing before the SEC for a period of six months. However, it is currently not possible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. It will, therefore, be for the commissioners of the SEC to make a legally binding order specifying the sanctions if any to be placed on these audit firms.

The accounting firms can further appeal the decision of the commissioners of the SEC to the U.S. Federal courts, in which case the effect of the order may be further suspended pending the outcome of the further appeal. If the affiliate of our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC, we would need to consider with our Hong Kong based auditor the alternate support arrangements they would need in their audit of our operations in China. In addition, in May 2014, PRC Ministry of Finance proposed certain draft regulations that would require auditors based outside of China, including our independent registered public accounting firm, to cooperate with mainland Chinese auditors with requisite qualifications in order to conduct audit work for overseas-registered mainland Chinese companies but with operating entities in China. Since the proposed regulations are in draft form and the interpretation, application or enforcement of such proposed regulations is uncertain. However, if the proposed regulations were to be adopted in their current form, our independent registered public accounting firm may need to establish appropriate arrangements with mainland Chinese auditors in order to continue to audit our financial statements, which may be difficult in light of the SEC’s administrative proceedings described above. If our auditor were unable to have alternate support or cooperation arrangements or otherwise were unable to address issues related to the production of documents pursuant to Section 106 of the Sarbanes—Oxley Act of 2002 or any adverse regulatory development in the PRC, and we were unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our shares from the New York Stock Exchange or deregistration from the SEC, or both. Moreover, any negative news about the proceedings against these audit firms may adversely affect investor confidence in companies with substantial mainland China based operations listed in the U.S. All these would materially and adversely affect the market price of our shares and substantially reduce or effectively terminate the trading of our shares in the United States.

Risks Related to Ownership of Our Ordinary Shares

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares could fluctuate widely.  Factors that could affect the trading price of our ordinary shares include broad market and industry trends over which we have no control and factors specific to our operations, including the following:

•                                          actual or anticipated fluctuations in our quarterly results of operations;

•                                          variations in our revenues, earnings and cash flow;

•                                          announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•                                          announcements of expansions by us or our competitors;

•                                          changes in financial estimates by securities research analysts;

•                                          departures of our executive officers and key personnel;

•                                          sales of additional equity securities; and

•                                          potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares trade.  Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially adversely affect the market price of our ordinary shares.

Substantial future sales or expected sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares.  As of November 9, 2014, we had 97,747,778 ordinary shares outstanding.  The ordinary shares are freely tradable without restriction under the Securities Act of 1933 (“Securities Act”), except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are restricted securities under the Securities Act.  Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition.  The amount of our ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding ordinary shares.

Because we do not expect to pay any dividends on our ordinary shares for the foreseeable future, you may never receive a return on your investment.

You should not rely on an investment in our ordinary shares to provide dividend income.  We do not anticipate paying any cash dividends to our shareholders in the foreseeable future.  Instead, we plan to retain any earnings to maintain and expand our operations.  In addition, our ability to pay cash dividends is limited by the terms of our debt instruments, and any future debt instruments may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares.  Accordingly, you must rely on sales of your ordinary shares after price appreciation, which may never occur, as the only way to realize any return on your investment.

Our articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.  These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.  For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares.  Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

Baring Private Equity Asia has significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our controlling shareholder is Premier Education Holdings, which is controlled by The Baring Asia Private Equity Fund IV (together with its affiliates, “Baring Private Equity Asia”).  See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.  Baring Private Equity Asia owns 72.2% of our outstanding shares.  For as long as Baring Private Equity Asia continues to beneficially own shares representing more than 50% of the voting power of our shares, it will be able to direct the election of a majority of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of debt, the issuance of any additional shares or other equity securities, the repurchase or redemption of shares and the payment of dividends.  Similarly, Baring Private Equity Asia has the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, has the power to prevent a change in our control and could take other actions that might be favorable to it.  Even if its ownership falls below 50%, Baring Private Equity Asia may continue to be able to strongly influence or effectively control our decisions.

Additionally, Baring Private Equity Asia is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us.  Baring Private Equity Asia may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities.  However, we cannot make rights available to our shareholders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available.  We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective.  Moreover, we may not be able to establish an exemption from registration under the Securities Act.  Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the Cayman Islands has a different body of securities laws than the United States.  In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934 (“Exchange Act”), we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.  In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year.  Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information.  As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on February 27, 2015.  We would lose our foreign private issuer status if (i) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States.  If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.  We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act until August 31, 2019.  We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions.  If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile.  In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

The obligations associated with being a public company require significant resources and management attention.

As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company.  We are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations.  Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations.  The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.  Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations.  We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company.  However, the measures we have taken, and will continue to take, may not be sufficient to satisfy our obligations as a public company.  In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.  For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.  These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.  These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.  If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.  We could be an emerging growth company until August 31, 2019.  Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization.  Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.  Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Based on the current market price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

Item 4.        Information on the Company

A.                                    History and Development of the Company

Our controlling shareholder is Premier Education Holdings Ltd, which is controlled by Baring Private Equity Asia.

Our business was founded in 1972.  From 1997 through August 2008, we conducted business as Nord Anglia Education plc, whose shares were listed on the main board of the London Stock Exchange.  In August 2008, Nord Anglia Education plc was acquired in a going-private transaction led by Baring Private Equity Asia.  Premier Education (UK) Holdco Limited, renamed “Nord Anglia Education (UK) Holdings plc” in 2012, was the buying consortium’s ultimate holding vehicle that owned the acquiring entity that purchased all the shares in Nord Anglia Education plc.  After the acquisition, Nord Anglia Education plc was delisted and renamed “Nord Anglia Education Limited.”  We, Nord Anglia Education, Inc., were incorporated in the Cayman Islands in 2011, and in 2012 shareholders of Nord Anglia Education (UK) Holdings plc swapped their shares for shares in our company.

Our principal executive offices are located at Level 12, St. George’s Building, 2 Ice House Street, Central, Hong Kong.  Our telephone number at this address is +852-3951-1100.  Our registered office is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                    Business Overview

Overview

We are a leading global operator of premium international schools.  We teach over 20,000 students, from kindergarten through the end of secondary school (“K-12”), at our 31 premium schools in China, Europe, ME/SEA and North America.  We primarily operate in geographic markets with high FDI, large expatriate populations and rising disposable income.  We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Our student enrollment increased at a compound annual growth rate (“CAGR”) of 29% from the end of fiscal 2008 to the end of fiscal 2014.

Our commitment to quality drives our strong operating performance.  Almost all of our schools teach the English National Curriculum, and our highly qualified principals, teachers and support staff strive to maximize every student’s academic performance.  Although we accept students with a wide range of academic ability, for many of whom English is their second language, our students’ standardized examination results exceed global averages.  In 2014, nearly one out of three of our graduates matriculated to one of the world’s top 100 universities in QS World University Rankings.  Our academic quality helps us maintain our market-leading position, supports our premium pricing and drives consistent enrollment growth.

Our schools derive all of their revenue from private sources and therefore are not exposed to government funding risk.  As of September 28, 2014, 74% of our students were expatriates and 26% were from local families.  Employers of expatriates fund most of our tuition fees as part of expatriate compensation packages, through allowances or direct payments to our schools.  Education allowances are often key recruitment incentives for expatriate employees.

Our attractive business model leads to good visibility, price inelasticity, low capital requirements and strong cash generation.  Our average student tenure of 3.6 years provides good visibility on future enrollments and revenues.  Our private-pay model and the importance of education to parents make us resilient to changing economic conditions and government policies.  We have been able to increase tuition fees at an average of approximately 4-5% per annum over the last three years.  Our capital-light approach to growth enables us to generate high returns on capital.  We focus on securing high-quality, purpose-built schools through long-term leases, with the construction costs of many of our schools funded by real estate developers desiring premium schools within their residential and commercial developments.  Our strong margins make our business highly cash generative.  We received approximately 55% of our fiscal 2014 schools’ revenue before August 31, 2013.

We have grown our business significantly since the 2008 financial crisis, despite a challenging global economic climate.  We increased our student capacity and enrollments from 5,393 places and 4,010 students as of August 31, 2008 to 26,587 places and 20,020 students as of November 16, 2014.  During that period, we expanded capacity at our existing schools by 2,368 places, developed five greenfield schools with a total of 5,912 places and acquired 21 schools with a total of 12,914 places.

In fiscal 2014, we had revenue of $474.6 million, loss for the period of $90.4 million and Adjusted EBITDA of $128.2 million.  In fiscal 2014, our schools in China, Europe, ME/SEA and North America contributed to 36.5%, 30.0%, 19.0% and 14.5% of our schools’ revenue, respectively.

The following table shows our regional enrollments as of November 16, 2014:

	November 16, 2014	% of Total

Full-time equivalent students:
China	5,190	26%
Europe	4,604	23%
Middle East/South East Asia	7,437	37%
North America	2,789	14%
Total	20,020	100%

Our Competitive Advantages

Global Market Leadership and Partner of Choice

We believe we are the world’s leading international operator of premium schools, with a network of 31 premium schools in 27 locations in 13 countries.  We are a trusted partner of key stakeholders, including governments, sellers of premium schools and real estate developers, and enjoy significant benefits of scale.

Our strong reputation among governmental authorities, which recognize the importance of premium schools in attracting FDI, helps us secure schools in prime education markets.  For example, in April 2013, following an extensive tender process, the Hong Kong Education Bureau awarded us a vacant school site in Kowloon, Hong Kong.  This school was one of three allocated by the Hong Kong Education Bureau in 2013, and we were the only school operator without an established school in Hong Kong to be granted a campus.  We opened the school in September 2014 with a capacity of 792 places.

Sellers of premium schools often focus on the operating record, financial stability and reputation of potential buyers.  Our acquisitions in China, Switzerland, Thailand, Singapore and Cambodia resulted from exclusive discussions with sellers who were primarily concerned with the success and reputation of their schools under their new owners.  In addition, real estate developers and landlords seek school operators with a reputation for quality in order to enhance the value of their adjacent residential or retail real estate.  For example, in Shanghai-Puxi we collaborated with a developer and the local government, who were eager to develop Puxi into an attractive location for expatriates.  We started the school in 2005 with a capacity of 668 places and have increased capacity to 2,000 places, with all of the building expansion costs funded by the developer.

Our market leadership and scale also enable us to:

•                                          recruit, develop and retain top-quality principals and teachers;

•                                          set tuition fees at the high end of each market;

•                                          apply best practices throughout our network, including cost management and control through benchmarking;

•                                          stay at the forefront of educational theory through our centralized education team and achieve educational synergies from a British-style education based upon the English National Curriculum at almost all of our schools; and

•                                          offer initiatives, such as the Global Classroom, which develop our students into world-ready, global citizens.

Premium Quality Education with Strong Brand Recognition

Our schools have excellent reputations and are among the most respected premium K-12 school brands in their markets.  We focus on the needs of individual students and track each student’s performance against personalized targets to help maximize every student’s academic achievement.

Our approach to education and the benefits of belonging to a global network of premium schools help to distinguish our schools from our competitors.  For example, we have developed a supplementary online learning environment, the Global Classroom, which is accessible to all of our students from grade 4.  The Global Classroom is an Internet-based system that complements our curricula and allows our students to interact online with experts in various fields and collaborate with students at any of our schools around the world.  This innovative learning environment creates independent learners, prepares students for future university study and helps them to become global citizens. As part of the Global Classroom, students also have opportunities to come together from around the world and take part in expeditions through our unique Outdoor Expedition program.

Although our admissions policy is not based on academic ability, and English is not the first language of many of our students, our students’ standardized examination results well exceed global averages.  In 2014, our International Baccalaureate Diploma Program (“IBDP”) pass rate equaled 92.8% compared to the IB World Average of 79.0%, and 15.9% of our IBDP students scored over 40 points out of 45, compared with the IB World Average of 6.5%.  In 2014, nearly one out of three of our graduates matriculated to one of the world’s top 100 universities, as ranked by QS World University Rankings.

Our reputation for quality and a distinctive approach to education results in high referral rates and 90% of parents of children at our schools whom we surveyed in the academic year 2013/2014 reported that they would recommend our schools.  Our reputation and attention to individual students are key to parents who choose our schools over competing schools.

Our principals and teaching staff are highly qualified and experienced, and we recruit them through a rigorous hiring process.  We are able to attract highly qualified staff through our international scale, reputation for quality and competitive compensation packages.  We emphasize on-going professional development and a policy to promote from within to attract and retain teachers.  Initiatives such as Nord Anglia University, which provides comprehensive professional training programs for teachers and principals, underscore our commitment to professional development.  We believe the quality and motivation of our teachers form the foundation for the outstanding education we provide.

Superior Business Model

Our business model emphasizes operational efficiency and uses a data-driven approach to drive student achievement, growth and profitability.  Our global, regional and school teams track and analyze key performance indicators and we refine our operating strategy accordingly.

We focus on the following key areas of our operations:

•                                          Academic quality assurance:  We monitor the academic quality of our schools and assess the quality of schools we acquire through a structured quality review framework that includes an annual review by our central Schools’ Academic Performance Board.  In addition, we perform ad hoc assessments of schools as required.  We evaluate the achievement of students, the quality of teaching, the behavior and safety of students, the quality of school leadership and management and overall effectiveness.

•                                          Student recruitment:  We have a systematic approach to student recruitment.  Our comprehensive recruitment strategies are adapted to each school’s local market and executed by each school’s principal, admissions team and marketing manager.  We use a relationship management system to monitor an applicant’s file from initial inquiry through enrollment.

•                                          Pricing:  We monitor local market trends, including economic developments and supply and demand dynamics, to set tuition fees.

•                                          Cost management:  We use metrics-based management throughout our school operations to enhance efficiencies.  We achieve operational efficiencies through various means, including efficient class scheduling and optimizing our teaching resources.  We accomplish this by minimizing teachers’ administrative responsibilities, allowing them to spend more time focused on teaching.

•                                          Capacity planning:  Our expertise in planning and adding capacity to meet demand enables us to manage growth by efficiently utilizing capacity at existing schools and expanding as necessary.  We also work with architectural consultants who specialize in optimizing school configurations.  Our approach to growing our network of schools is highly analytical, includes the use of demographic and economic models and we often commission third-party market research to identify opportunities for expansion.

We use a balanced scorecard of key performance indicators that measures each school’s performance from the perspective of all stakeholders, including parents, students, teachers and investors.  Our balanced scorecard evaluates each school based on student safety, student performance, financial performance, staff performance and marketing and admissions.  By regularly monitoring key performance indicators at each school, we can ensure that its operations meet our expectations.  We learn of potential problems at any school in real time and intervene as required.  This helps us maintain consistency across our schools and allows us to quickly integrate newly acquired or greenfield schools, which makes our business highly scalable.

Capital-Light, Returns-Focused Approach to Growth

We have significantly grown our business while driving high returns on capital.  Our capital-light expansion strategy focuses on securing high-quality, purpose-built schools through long-term leases, with the construction cost of many of our schools funded by real estate developers.  When we acquire existing schools, we often acquire the operating businesses and enter into long-term leases with the sellers who retain ownership of the real estate.

Highly Attractive Financial Profile

•                                          High Visibility and Predictability:  We operate a highly visible and predictable business.  Average student tenure across our network in the last three years was 3.6 years.  In our latest academic year we lost only 2% of our students for reasons related to academic quality, student needs or tuition levels, based on parent responses to our exit surveys.  At a majority of our schools, our terms and conditions require a full term’s notice of withdrawal for a refund of prepaid tuition.  The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds.  We track inquiries and visits to estimate new enrollments.  In fiscal 2014, we converted 54% of prospective student visits to our schools into enrollments (excluding schools acquired in 2014).  As a result, we can estimate in-year and year-to-year student re-enrollment, new enrollment and revenue.

•                                          Favorable Working Capital Dynamics:  We received approximately 55% of our fiscal 2014 schools’ revenue before August 31, 2013.  We collected an additional 26% of our schools’ revenue prior to January 2014, and an additional 13% prior to April 2014.  The timing of our schools’ revenue collection allows us to finance our operating expenses principally with pre-paid tuition fees.

•                                          Price Inelasticity Supported by Private-Pay Model:  We have been able to increase our tuition fees at an average of approximately 4-5% per annum over the last three years (which exceeds the median rate of inflation in the markets where our schools are located), while continuing to grow enrollment organically.  Our private-pay model insulates our schools from volatility in government funding resulting from changing economic conditions or policies.  The high quality of our schools supports our premium pricing. A majority of our tuition fees are directly or indirectly paid by employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate’s total compensation.  We believe self-funding expatriates and affluent local families also accept our price increases because of the importance they place on a quality education for their children.

•                                          Strong Margins:  Our premium pricing and operating efficiencies result in strong margins.  In fiscal 2014, our Adjusted EBITDA margin was 27.2%.  With capacity utilization of 75.0% as of November 16, 2014, we have significant scope to expand our margins by growing enrollments without increasing capacity.

Experienced Management Team with Local and Global Expertise

Our management team combines seasoned executives with experience in running publicly listed companies and leading education specialists.  Andrew Fitzmaurice has been our CEO for more than ten years and was CEO when Nord Anglia Education plc was listed on the main board of the London Stock Exchange.  Over the last several years, we have bolstered our senior management team with a number of significant appointments, including our corporate development director, education director, human resources director and director of student recruitment.  Our senior management team is supported by experienced regional managers and local school administrators who implement our operating philosophy in each of our markets.

Our Strategies

Continue to Deliver High-Quality Education and Strong Outcomes for Students

Our commitment to quality will remain the foundation of our operating performance and growth.  We will continue to offer our students an excellent education, recruit and retain experienced and highly qualified principals and teachers and strive to help each student achieve high academic performance.  We believe that building upon our reputation for quality and ensuring that our schools live up to the expectations of students and parents are key to strengthening our position as the world’s leading international operator of premium schools.

Increase Student Enrollments at Our Existing Schools

We aim to continue to increase enrollments by applying our systematic processes for generating inquiries, converting inquiries to enrollments and retaining existing students.  Our school principals lead the recruitment effort with dedicated admissions and marketing teams.  We generate inquiries and visits through referrals and digital and other marketing activities.  In fiscal 2014, we converted 54% of prospective student visits to our schools into enrollments (excluding schools acquired in fiscal 2014).

Continue Price Leadership

We will continue to invest in our teachers and campuses to enable us to consistently provide high-quality premium education.  Improving our schools supports our strong reputation in the markets where we operate, which we expect will allow us to continue increasing prices in excess of inflation.

Increase Capacity

Using our capital-light, returns-focused approach, we plan to continue expanding capacity at existing schools, opening new campuses on greenfield sites and pursuing acquisitions.

•                                          Capacity Expansion at Our Existing Schools.  We intend to expand capacity at our existing schools where market demand supports additional places.  We will continue to develop our relationships with real estate developers and landlords, who we expect will continue to fund our capacity expansion.  Our systematic approach to capacity expansion has enabled us to add 2,368 places to existing schools since August 31, 2008.

•                                          Greenfield Expansion in Existing and New Markets.  We will continue to strategically open new schools in markets where we currently operate and in attractive new markets.  We have successfully completed ten greenfield projects since 1992. We have one greenfield project under development in Chicago where we are partnering with a real estate developer to build a second campus with approximately 1,100 places to open in September 2015. We have also recently announced the development of a new campus with 2,000 places for our school in Houston. We expect to open the new Houston campus in September 2016 and our existing campus will relocate to the new campus at that time.

In many new markets, our global market leadership and premium quality attract inquiries from governments, real estate developers and landlords.  Governments and business and trade associations recognize that the availability of premium quality education for the children of expatriate employees is critical to attracting FDI from corporations.

•                                          Pursue Acquisitions.  An abundance of single-site operators provides a continuous supply of incremental acquisition opportunities.  Potential sellers often engage with us in exclusive negotiations because of our reputation, success at integrating schools, capital resources and interest in keeping sellers involved as landlords and consultants without the ongoing responsibility of operating the school.  We evaluate each potential acquisition using a returns-based approach focused upon the school’s quality, reputation, curriculum, local market dynamics, tuition levels, financial position and opportunities for growth.  Once we acquire a school, our proven operating model drives educational improvements, enrollment growth and operational efficiencies.  We have a highly successful record of acquiring and integrating schools, having purchased and integrated 21 schools since the end of fiscal 2008.

Our Schools

We operate 31 schools in 27 locations across China, Europe, ME/SEA and North America.  The following table sets forth certain information about each school and their educational programs.

School	Date Founded	Date Acquired/ Founded	Curriculum	Qualification
China
The British International School Shanghai, Pudong (Pudong, Shanghai, China)	2002	2002	English National Curriculum	IGCSE/IBD
The British International School Shanghai, Puxi (Puxi, Shanghai, China)	2005	2005	English National Curriculum	IGCSE/IBD
The British School of Beijing, Sanlitun (Sanlitun, Beijing, China)	2003	2009	English National Curriculum	K-6(1)
The British School of Beijing, Shunyi (Shunyi, Beijing, China)	2009	2009	English National Curriculum	IGCSE/IBD
The British School of Guangzhou (Guangzhou, China)	2006	2013	English National Curriculum	IGCSE/A levels
Nord Anglia International School Hong Kong (Hong Kong, China)	2014	2014	English National Curriculum	K-9(1)
Europe
The British School Warsaw (Warsaw, Poland)	1992	1992	English National Curriculum	IGCSE/IBD
The English International School Prague (Prague, Czech Republic)	1995	1995	English National Curriculum	IGCSE/IBD
The British International School Bratislava (Bratislava, Slovakia)	1998	1998	English National Curriculum	IGSE/IBD
The British International School Budapest (Budapest, Hungary)	2002	2002	English National Curriculum	IGCSE/IBD
Collège Beau-Soleil (Villars-sur-Ollon, Switzerland)	1910	2011	French and Swiss Curriculum	IBD or French Bac
Collège Champittet Pully (Pully, Switzerland)	1903	2011	French and Swiss Curriculum	French Bac/Swiss Maturité/ IBD
Collège Champittet Nyon (Nyon, Switzerland)	2007	2011	French and Swiss Curriculum	K-7(1)
La Côte International School (Aubonne, Switzerland)	2008	2011	English National Curriculum and IBC	IBD
International College Spain (Madrid, Spain)	1982	2013	IBC	IBD
ME/SEA
Regents International School Pattaya (Pattaya, Thailand)	1994	2012	English National Curriculum	IGCSE/IBD
The British International School, Abu Dhabi (Abu Dhabi, UAE)	2009	2013	English National Curriculum	IGCSE/IBD
Compass International School Doha, Gharaffa (Gharaffa, Doha, Qatar)	2006	2013	English National Curriculum	K-6(1)
Compass International School Doha, Madinat Khaliffa (Madinat Khaliffa, Doha, Qatar)	2010	2013	English National Curriculum	IGCSE(1)
Compass International School Doha, Al Rayyan, (Al Rayyan, Doha, Qatar)	2009	2013	English National Curriculum	K-6(1)
Compass International School, Al Khor (Al Khor, Qatar)	2012	2013	English National Curriculum	K-9(1)
St Andrews International School Bangkok (Bangkok, Thailand)	1997	2013	English National Curriculum	IGCSE/IBD
Dover Court International School (Singapore)	1972	2014	English National Curriculum	IGCSE
Northbridge International School Cambodia (Phnom Penh, Cambodia)	1996	2014	English National Curriculum	IBD
Nord Anglia International School Dubai, (Dubai, UAE)	2014	2014	English National Curriculum	IGCSE/IBD
North America
The British School of Washington, (Washington D.C., U.S.A.)	1998	2013	English National Curriculum	IGCSE/IBD
The British International School of Boston, (Boston, Massachusetts, U.S.A).	2000	2013	English National Curriculum	IGCSE/IBD
The British International School of Houston, Houston, Texas, U.S.A.	2000	2013	English National Curriculum	IGCSE/ IBD/A-Levels
The British School of Chicago (Chicago, Illinois, U.S.A.)	2001	2013	English National Curriculum	IGCSE/IBD
The British International School of Charlotte, (Charlotte, North Carolina, U.S.A.)	2003	2013	English National Curriculum	IGCSE
World Class Learning Academy, New York, (New York, U.S.A.)	2011	2013	English National Curriculum	K-6(1)

(1)         This school educates students in pre-qualification years.

Our Six Schools in China

Our schools in China all use English as the primary language of instruction and, in compliance with our Chinese education licenses, each student receives four lessons in Mandarin a week (except for in Hong Kong, where this is optional).

All of our schools are located in prime areas for expatriates and have premium sporting and extracurricular facilities.

The British International School Shanghai, Pudong —Pudong, Shanghai, China

We opened this school, our first school in China, in 2002 with an initial capacity of 100 places.  The school now has a capacity of 1,800 places.  The school is located within a large scale residential development in Pudong, approximately five miles from the center of Shanghai in the free trade zone.

Its facilities include science laboratories, computer suites, art, music and physical education rooms, libraries, a 1,000-seat state-of-the-art theater, a new secondary school building, three indoor sports halls and a 25-meter indoor swimming pool.

As of September 28, 2014, 98% of the students at this school were expatriates.

The British International School Shanghai, Puxi—Puxi, Shanghai, China

We opened this school in 2005 with an initial capacity of 668 places and the school now has a capacity of 2,000 places.  The school is adjacent to several high-end residential developments popular with expatriate families.  The school’s facilities include two gymnasiums, two swimming pools of 15 and 25 meters, a dance studio, a fitness suite, outdoor basketball courts, four tennis courts, one astro-turf football field and playing fields.  Other facilities include two libraries, a 250 seat auditorium, a 500 seat auditorium, an internet cafe, science laboratories, music rooms and two cafeterias.  The expansion to this school was officially opened by His Royal Highness Prince Andrew in 2011.

As of September 28, 2014, 98% of the students at this school were expatriates.

The British School of Beijing, Shunyi—Shunyi, Beijing, China

We acquired this school in 2009 with a capacity of 400 places and moved it to new custom built facilities with 1,500 places one mile from its original location.  The school is located in a large residential area containing many expatriate developments in suburbs on the outskirts of Beijing.  The school’s campus includes outdoor and indoor sport facilities, gymnasiums, fitness suites, a football field and tennis and basketball courts, along with an indoor swimming pool and dance studio.  In addition, the school has two theaters, dedicated music rooms, computer music suites, a recording studio, a Lego robotics laboratory, science laboratories and art studios.  The school was officially opened by His Royal Highness Prince Andrew in 2010.

As of September 28, 2014, all of the students at this school were expatriates.

The British School of Beijing, Sanlitun—Sanlitun, Beijing, China

We acquired this school in 2009 with a capacity of 280 places and the school now has a capacity of 600 places.  The school is located in the heart of the Embassy district of Beijing and educates students from age three to age 13.  Its facilities include a football pitch, a full size gymnasium, an assembly hall, tennis and basketball courts and an Astroturf play area with climbing frames.

As of September 28, 2014, all of the students at this school were expatriates.

The British School of Guangzhou—Guangzhou, China

We acquired this school in 2013 with a capacity of 904 places and the school now has a capacity of 1,064 places.  The school is located on the shores of scenic Nanhu Lake, a short drive from the business district of Guangzhou.  The school features separate campuses for lower- and upper-school students.  Facilities include gymnasiums, four basketball courts, four football pitches, a driving range and a top-class swimming pool complex.  In addition, the school has a theater, three fully-equipped music rooms, a dance studio and two libraries.

As of September 28, 2014, all of the students at this school were expatriates.

Nord Anglia International School Hong Kong—Hong Kong, China

We opened this school in September 2014 with a capacity of 792 places. The school’s facilities include a large sports and performance hall, specialist classrooms for music, art, drama and science and a Learning Resource Centre that can be used for individual and group study. The 25 meter enclosed swimming pool is currently under development and is scheduled to open in 2015.

As of September 28, 2014, 73% of the students at this school were expatriates.

Our Nine Schools in Europe

Collège Champittet Pully—Pully, Switzerland

Founded by Dominican monks in 1903, we believe that Collège Champittet is one of the best known private schools in Switzerland and is located near the banks of Lake Geneva in Lausanne.  An affiliate of our parent company acquired this school in 2009 and we acquired it in February 2011.The school includes high-quality academic and recreation facilities including sports fields, playgrounds, a library, science laboratories, a chapel, a dining hall and cafeteria and computer suites.  The school also has boarding accommodation for up to 100 students. The school has a capacity of 944 places.

As of September 28, 2014, 34% of the students at this school were expatriates.

Collège Champittet Nyon—Nyon, Switzerland

This school was opened in 2007 and was acquired by an affiliate of our parent company in 2009.  We acquired it in February 2011 in conjunction with the acquisition of Collège Champittet-Lausanne. The school is located near the banks of Lake Geneva between Geneva and Lausanne.  Its facilities include playgrounds, a dining hall and a computer lab. The school has a capacity of 240 places.

As of September 28, 2014, 15% of the students at this school were expatriates.

Collège Beau-Soleil—Villars-sur-Ollon, Switzerland

We acquired this boarding school in January 2011 with a capacity of 220 places and the school now has a capacity of 240 places.  The school is located in the Alpine region not far from Lake Geneva.  The school’s facilities include an Astroturf pitch with seating, premium boarding facilities, a recently renovated art center, a fitness center, two restaurants, a theater and a private ski slope.  Founded in 1910, Beau-Soleil is one of the oldest Swiss educational establishments.

As of September 28, 2014, 91% of the students at this school were expatriates.

La Côte International School—Aubonne, Switzerland

This school was founded in 2008 and we acquired the school in September 2011.  At acquisition, the school had a capacity of 220 places and was located near Lake Geneva in Gland.  In September 2014, we relocated the school to a new state-of-the-art campus in Aubonne, Switzerland with a total capacity of 840 places. The new campus boasts 44 classrooms and 12 special rooms designed for science, computing, art and music.

As of September 28, 2014, 80% of the students at this school were expatriates.

The British International School Bratislava—Bratislava, Slovakia

We opened this school in 1998 with a capacity of 100 places.  The school is operated out of two locations, with one allocated for the kindergarten and Year 1 students and the other for students in Years 2 to 13.  The location for younger students has its own library, information and communication technology room, music area, and a playground.  The second building has three well-equipped science labs, three ICT rooms, two specialist music rooms, and a computer-equipped library.  The campus also has two gymnasiums, one of which has a climbing wall, a dance studio, basketball courts, a 200-meter athletics track, and a half-size football field.  In response to increasing demand, we opened the second building in 2006 bringing the school to its current capacity of 770 places.  The new facilities were formally opened by His Royal Highness Prince Andrew.

As of September 28, 2014, 70% of the students at this school were expatriates.

The British International School Budapest—Budapest, Hungary

We assumed operations of this school in 2002 with a capacity of 420 places.  In 2005, we relocated the school to new custom built facilities in its current location in Budapest’s third district.  Its facilities include two science labs, music rooms equipped with computers, a dance and drama studio, an amphitheater and a library.  Its outdoor facilities include an organic wild garden for science lessons as well as an outdoor pavilion classroom.  Its sporting facilities include a half-size football pitch, a 220-meter track, an outdoor basketball court, and a large indoor gymnasium.  The school now has a capacity of 700 places.

As of September 28, 2014, 66% of the students at this school were expatriates.

The English International School Prague—Prague, Czech Republic

We opened this school in 1995 on a site that we converted for educational use near the center of the city.  In September 2007, we moved the school to a new custom built campus with modern facilities in two buildings including a sports field, a gymnasium, two libraries, art and music rooms and a dance studio.  The classrooms are all networked, with interactive digital technologies, and each section of the school is equipped with its own computer suite.  The new campus was formally opened by Her Royal Highness Princess Anne. The school has a capacity of 550 places.

As of September 28, 2014, 79% of the students at this school were expatriates.

The British School Warsaw—Warsaw, Poland

Founded by Nord Anglia Education in 1992 in association with a local family, this was our first international school.  In 2004, we opened a new building, which was formally opened by His Royal Highness Prince Andrew, by converting a former electrical engineering college into high-quality academic facilities and this building has been further expanded and upgraded on a number of occasions.  The school boasts modern facilities, including a sports field, a gymnasium, and art and music rooms.  The school has a capacity of 1,000 places.

As of September 28, 2014, 56% of the students at this school were expatriates.

International College Spain—Madrid, Spain

We acquired International College Spain through our acquisition of WCL Group in 2013.  This prestigious school is located in the prosperous suburbs of Alcobendes and has built an excellent reputation since it was established in 1980. The campus has five science laboratories, two music rooms, six language rooms, two gymnasiums, two libraries, a dance studio, a drama room and an auditorium including a stage.  Outdoor facilities include extensive open recreational space for students, including fenced-in tennis courts and space for a football pitch. The school has a capacity of 800 places.

As of September 28, 2014, 65% of the students at this school were expatriates.

Our Ten Schools in ME/SEA

The British International School Abu Dhabi— Abu Dhabi, United Arab Emirates

We opened the British International School Abu Dhabi (“BISAD”) in September 2009 and in August 2010 sold our 49% equity interest in the school to Premier Education Holdings, our indirect shareholder, and entered into an agreement to manage the school.  On September 28, 2012, Nord Anglia Education entered into an agreement to re-purchase the 49% equity interest from Premier Education Holdings.  On April 1, 2013, we began consolidating the results of BISAD under IFRS, as we obtained effective control of BISAD from that date. The school’s facilities include dedicated music rooms, a drama studio with the latest media technology, gardens and outdoor learning areas as well as a wide range of indoor and outdoor sports. The school has a capacity of 1,500 places.

As of September 28, 2014, 78% of the students at this school were expatriates.

Nord Anglia International School Dubai—Dubai, United Arab Emirates

We opened Nord Anglia International School Dubai in September 2014 with a state-of-the-art new campus. The school has excellent facilities including an auditorium, large well-lit open plan art studios, craft centers, dark rooms and theatre spaces. The school also has outdoor sports facilities, a swimming pool and three dining rooms. The school has a capacity of 1,500 places.

As of September 28, 2014, almost all of the students at these schools were expatriates.

Compass International School Doha, Rayaan—Doha, Qatar

We acquired this school through our acquisition of WCL Group in 2013. Founded in 2006, this campus is situated in the west of Doha on the grounds of a former palace. Since the school first opened, extensive renovations have been completed, including the recent addition of 10 new classrooms, a large sports hall, IT facilities, a library and enhanced play facilities. The school has a capacity of 304 places.

As of September 28, 2014, 88% of the students at these schools were expatriates.

Compass International School Doha, Gharaffa —Doha, Qatar

We acquired this school through our acquisition of WCL Group in 2013. The Gharaffa campus is a primary school campus and the facilities include outdoor grass play areas, a football pitch, a swimming pool, a large multipurpose hall, two libraries, a computer suite and dedicated language learning rooms. The school has a capacity of 548 places.

As of September 28, 2014, 88% of the students at these schools were expatriates.

Compass International School Doha, Madinat Khalifa —Doha, Qatar

We acquired this school through our acquisition of WCL Group in 2013. The Madinat Khalifa campus opened in September 2010 to meet growing demand for places in the area. The campus is based in a residential area near the Landmark Shopping Mall. School facilities include a 20 meter swimming pool, specialist rooms for science, music, art and languages, and an air-conditioned sports hall. The school has a capacity of 699 places.

As of September 28, 2014, 88% of the students at these schools were expatriates.

Compass International School, Al Khor—Al Khor, Qatar

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 2012, the school is located on the outskirts of Doha, 15 miles from the city limits.  The school has two science laboratories, a language room, a gymnasium and a library.  Outdoor facilities include an extensive hard and soft area for sports and recreation, including a football pitch, a basketball court and a covered courtyard area. The school has a capacity of 700 places.

The school was established to provide high-quality education to employees of Shell.  While Al Khor accepts students whose parents do not work for Shell, it benefits from a contract with Shell to supply up to 300 guaranteed student places. The initial contract with Shell expires in July 2016 (unless terminated early with twelve months’ notice).  We expect the contract to be extended beyond 2016.

As of September 28, 2014, 60% of the students at this school were expatriates.

Regents International School Pattaya—Pattaya, Thailand

We acquired this school on August 1, 2012. The school is located in the Eastern Seaboard region of the Gulf of Thailand, 120 kilometers southeast of Bangkok and 16 kilometers northeast of Pattaya.  The facilities at the school include a 25 meter swimming pool with audience seating, a full-size rugby and football pitch (with two additional, smaller football pitches), a double gymnasium with basketball facilities and tennis courts, a 400-seat theatre, a brand new early-years building for younger children and boarding houses. The school has a capacity of 1,200 places.

As of September 28, 2014, 74% of the students at this school were expatriates.

St. Andrews International School Bangkok—Bangkok, Thailand

We acquired this school in August 2013.  The school is located on an attractive campus close to Bangkok’s amenities and transportation links.  The school features a gymnasium, a football pitch and a 25-meter salt water swimming pool.  In addition, the school has computer suites and computer research centers, a new library, design technology and art facilities and two fully-equipped music rooms. The school has a capacity of 986 places.

As of September 28, 2014, 48% of the students at this school were expatriates.

Dover Court International School—Singapore, Singapore

We acquired this school in April 2014. Founded in 1972, Dover Court International School is set in 14 acres in the center of Singapore with facilities including a large swimming pool complex, a six-lane running track, a full sized soccer pitch, extensive playing fields and an indoor multi-purpose hall. The school is also equipped with modern classroom facilities, computer rooms, music halls and science labs. The school has a capacity of 900 places.

As of September 28, 2014, 97% of the students at this school were expatriates.

Northbridge International School Cambodia—Phnom Penh, Cambodia

We acquired this school in July 2014 with an initial capacity of 650 places with planned expansion of roughly 300 places to take place by January 2015. Founded in 1996, the school is situated on a 20 acre-campus and provides outstanding facilities to students. It has a world-class performing arts center, an outdoor plaza with amphitheater, a covered gymnasium, outdoor playing fields, tennis courts, and a 25-meter long by six-lane wide competition sized swimming pool.

As of September 28, 2014, 45% of the students at this school were expatriates.

Our Six Schools in North America

The British School of Washington—Washington, D.C.

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 1998, the British School of Washington was the first WCL Group school and established the British Schools of America brand.  The school is located in the Georgetown neighborhood, in the heart of Washington, D.C.  The school has four science laboratories, four language rooms, two libraries, an indoor fitness room and an auditorium including a stage.  A nearby gymnasium and playing fields are rented as required for tennis, swimming, football, athletics and rugby. The school has a capacity of 540 places.

As of September 28, 2014, 67% of the students at this school were expatriates.

The British International School of Boston—Boston, Massachusetts

We acquired this school through our acquisition of WCL Group in 2013.  The British School of Boston was founded in 2000 and has been located at its current site near Jamaica Plains in Boston since 2004.  The school has three science laboratories, a music room, a gymnasium and a dance studio.  Outdoor facilities include a playing field and wooded areas, all-weather outdoor play areas and a shared swimming pool. The school has a capacity of 440 places.

As of September 28, 2014, 41% of the students at this school were expatriates.

The British International School of Houston—Houston, Texas

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 2000, the British School of Houston is located in northwest Houston, twenty minutes from downtown.The school has four science laboratories, a music room, five language rooms, two gymnasiums, two libraries, a dance studio and a drama room.  Outdoor facilities include a large outdoor space with an all-weather running track, extensive green space for play and a purpose-built all-weather play area for younger children. The school has a capacity of 1,000 places.

As of September 28, 2014, 92% of the students at this school were expatriates.

The British School of Chicago—Chicago, Illinois

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 2001, the British School of Chicago moved in 2008 to the prestigious Lincoln Park neighborhood of Chicago, minutes from the business district. The school has three science laboratories, three music rooms, three language rooms, a gymnasium, three libraries and a dance studio.  Students also have access to third-party sports facilities. The school has a capacity of 900 places.

As of September 28, 2014, 11% of the students at this school were expatriates.

The British International School of Charlotte—Charlotte, North Carolina

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 2003, the British American School of Charlotte is located in the Ballantyne section of Charlotte. The school has science laboratories, a computer room, an arts room, a music room, a language room, a gymnasium and a library.  Outdoor facilities include an extensive green space with a soccer pitch, and a playground area. The school has a capacity of 400 places.

As of September 28, 2014, 41% of the students at this school were expatriates.

World Class Learning Academy, New York—New York, New York

World Class Learning Academy, New York, was founded in 2011 and we acquired this school through our acquisition of WCL Group in 2013.The recently refurbished facilities in New York include a music room, a gymnasium and a library.  A roof area accessible by an elevator is currently being built and will be converted into an outside play area. The school has a capacity of 480 places.

As of September 28, 2014, 38% of the students at this school were expatriates.

Marketing Our Schools

Our marketing strategy is designed to develop brand awareness among prospective parents and students and brand loyalty and advocacy amongst existing parents and students.  We seek to build brand awareness in each of our existing and new markets, with respect to our individual schools and the “Nord Anglia Education” name.  We believe that this brand building approach also contributes to the recruitment and retention of quality teachers and principals.

We believe that a school’s attractiveness to parents and students is based largely upon its reputation.  Accordingly, our marketing strategy is focused on the communication and enhancement of the excellent reputation that our schools enjoy within their respective markets.  The effective deployment of our marketing strategy is executed at each school by our principals and the admissions and marketing teams.  Our marketing strategy is based upon our online our presence, reputation and referrals from existing parents as opposed to costly media campaigns.  Accordingly, we achieve our enrolment results in a highly cost effective manner.

We have developed a systematic approach to student recruitment and retention and we ensure that enquiry generation and conversion into new student enrolments are prioritized and well managed.

Student Recruitment

The student recruitment process has three stages:

•                                          Enquiries:  parents considering enrolling their child at one of our schools register their child’s details and request further information.

•                                          Visits:  parents personally visit the school campus often accompanied by the child/children.

•                                          Enrolments:  parents register their child with the school, specify a start date and pay a non-refundable application fee.  Almost all applicants enroll either within the academic year in which they applied or in the subsequent academic year.

Generation of Enquiries

The majority of our enquiries are generated through the following methods.

Digital Marketing

In our experience, when considering overseas assignments, parents’ first step is often to thoroughly research schools online.  We recognize that online marketing is a critical means of communication with prospective parents and students and a key part of our strategy is to prioritize online tools.  We ensure that our websites are optimized to deliver important information to prospective parents in a concise and user friendly manner.  This enables them to make informed decisions when evaluating our schools.

Corporate and School Websites

We have launched a new corporate website and new individual school websites to elevate our online presence. We have designed our corporate website to introduce parents to our company’s commitment and approach to outstanding education, network of schools and history.  Our corporate website contains direct web links to each individual school and provides details of the innovative educational work undertaken by our educational team.  Our school websites inform prospective parents about each individual school’s curriculum, facilities, admissions process and why parents should choose the school for their children.

Search Engine Optimization / Search Engine Marketing / Web Advertising

We have tailored each school’s website to maximize effectiveness and ease of use.  Our search engine optimization and search engine marketing techniques generate a substantial number of visits to our website.  We also identify and advertise on popular websites used by our target families.

Parent Referrals

Parent referrals are important for generating enquiries.  We believe that prospective parents seek out parents of current and former students for their opinions on our schools, helping to convert enquiries to visits and applications.  We encourage the parents of current and former students to speak positively about our schools and achieve this by providing high quality education, communicating with and involving parents in our schools and seeking to place each of our schools at the center of its community.

In our most recent parental surveys, 90% of our parents said that they would be happy to recommend our school.

Relocation Agents

Relocation agents who settle expatriate families in cities in which our schools are located are an important source of enquiries.  We develop close relationships with these relocation agents through a variety of initiatives, such as hosting school visits, providing quality information on our schools and producing user-friendly materials they can share with their clients.

In addition, we invite relocation agents to participate in the community events that the schools run.  These events are a useful networking opportunity for relocation agents and also provide us with an excellent opportunity to showcase our schools.

Employers

In each of our markets, we have established relationships with major employers, such as multinational corporations and embassies.  From our research, we know that parents consult their employers for school recommendations and information.  In addition, we ensure these key personnel participate in the community events the school runs, providing us with an excellent opportunity to showcase our schools.

Converting Enquiries

Parents will typically draw up a shortlist of schools for their child and then physically visit these school campuses.  Parents generally visit two or three different schools and usually undertake these visits with an open mind as to which school they will eventually select. Management of the school visit is therefore important and we have designed our systems carefully to help maximize the conversion ratio between visit and application.

A parent’s perception of a school’s academic quality is frequently the key factor in school selection.  Based on research conducted by an independent education consultancy, we found that the main criteria parents use to assess academic quality are teacher quality and students’ work observed during a visit.  We therefore manage the visit to provide adequate time for parents to interact with the actual teachers who will educate their child and also ensure we showcase the excellent work produced by current pupils.

Each of our schools has a dedicated admissions and marketing team who work closely with our principals during the student recruitment process in order to maximize the conversion of enquiries and visits to enrolments.  Our marketing and admissions teams typically have prior education industry experience and are chosen through a highly selective hiring process.  In order to ensure that we achieve high conversion rates, we use a highly personalized approach to engaging prospective parents that is designed to respond to their child’s particular needs and interests.

Retention

We are focused on retaining our students.  Once a student has enrolled at one of our schools, the school’s teaching staff and principal are responsible for ensuring that the student receives a premium education and remains enrolled.

To this end, we track the number of students who leave for reasons other than those outside of our control such as graduation or family relocation.  Over the last two years we have lost an average of only 2% of our total number of students per year for reasons related to academic quality, student needs or tuition levels, based on parent responses to our exit surveys.  We monitor the number of students leaving on a weekly basis and take immediate corrective action on any weaknesses identified for each school.

Visibility

In addition to high levels of visibility in relation to the financial performance for the current fiscal year, we are able to forecast enrolments for the following fiscal year with a certain degree of confidence.  Our students stay in our schools for an average of 3.6 years, which means that approximately 72% of the cohort remains for the following academic year.  By analyzing inquiries and visits, we can gauge likely enrolment trends for each school.  This visibility is an important tool in our budgetary process, most notably for the recruitment of additional teachers and planning capacity.

Our Teaching, Administrative, Regional and Central Support Staff

As of August 31, 2014, we had 3,935 full-time equivalent employees.  Our schools had 3,730 full-time equivalent employees, of whom 2,752 were teaching staff, 944 were school administration and management and 34 were regional support.  Our learning services business had 127 full-time equivalent employees.  In addition, we had 78 Group Central Support staff.  The table below shows our full-time equivalent employees by category of activity as of August 31, 2012, 2013 and 2014:

	Full-time equivalent employees
	2012	2013	2014
Teachers and Teacher Support	1,436	2,319	2,752
School Support	540	839	944
Regional Support	21	31	34
Learning Services	339	304	127
Group Central Support (Globally)	44	55	78
Total	2,380	3,548	3,935

The table below shows our full-time equivalent employees by geographic location as of August 31, 2012, 2013 and 2014:

	Full-time equivalent employees
	2012	2013	2014
China	831	1,033	1,173
Europe	939	1,032	1,094
Middle East/Southeast Asia	610	1,026	1,231
North America	—	457	437
Total	2,380	3,548	3,935

Outstanding Teachers for Outstanding Schools and Growing our Own

In our drive to align our recruitment practices with our desire to be the leading global premium education company, we launched the “Outstanding Teachers for Outstanding Schools” project (“OTOS”) across our network in August 2012.  The scope of the OTOS project includes:  attracting premium candidates, maintaining an outstanding process and administration for recruitment, ensuring selection of quality candidates and enhancing levels of successful recruitment.

In 2014, we launched a “Growing our Own” project as part of our focus on retaining and developing leaders from within our organization and have developed a Talent Framework to drive best practice in all areas of recruitment, performance management, development and succession planning.

In addition to the above projects, we have also launched an initiative to attract more women leaders to the organization and held our first women leaders in education conference in September 2014: “Your Place at the Table: Growing Women Leaders in Global Education.”

Staff Development

We are committed to supporting our teachers to be the best that they can be.  Through Nord Anglia University, we provide on-going professional development for our principals, senior and middle leaders and classroom teachers, in the form of online, in-school and face-to-face training and support.

This program is vital to ensure that we attract and retain the best possible academic faculty.  Nord Anglia University offers the following:

•                                          Talent Framework:  In January 2014, we agreed an organization-wide Talent Framework which will be rolled out throughout our 2014/15 academic year.  This includes a structured process of talent review boards at both a regional and group levels. As part of the Talent Framework, we have developed a set of core leadership capabilities called “The Core 7”, against which all employees can compare themselves and identify gaps that can help guide their development. All our existing leadership programs will have these leadership capabilities embedded into their learning outcomes from January 2015 and will allow us to become even more aligned as a group with the strategy and growth of the organization.

•                                          Executive Leadership Program:  An online and face-to-face comprehensive executive leadership program for all school principals, which develops academic and commercial capabilities.  The program includes individual mentoring and is independently accredited by the Windsor Leadership Trust, a leading organization dedicated to providing opportunities for leaders to develop their own leadership wisdom and insight.

•                                          Senior Leadership Program:  An online and face-to-face experience, including two residentials and an in-school action research project, to develop all of our heads of primary and secondary and our vice-principals.  This program has specifically been developed to enable career progression and development to more senior posts (for example principal roles or senior roles in larger schools) as well as providing a firm foundation for all of our senior leaders to be successful in their current roles.

•                                          Middle Leadership Program:  An online and face-to-face program to develop current high-performing middle leaders, such as academic department heads, for future senior leadership posts either in their existing school or in other schools in the group.  Like the senior and executive leadership programs, this 6-month experience offers residentials, online study, coaching and the opportunity to complete an in-school action based research project.

•                                          International Staffroom:  A proprietary online portal for the development of all teaching staff.  Both external experts and our own staff with relevant expertise are used to enhance high-quality teaching and to share best practice teaching methods throughout the organization.

As professionals, teachers are particularly focused on continuous professional development which we are able to provide through initiatives such as Nord Anglia University.  The opportunity to receive ongoing professional development and keep up to date with professional practice is not always available in international schools and is a key differentiator in our ability to attract talent.

Competition

The local market for premium schools in each of the cities where we operate is highly fragmented and competitive. All of our schools face competition from other private premium schools, including schools that use the English National Curriculum and the International Baccalaureate Curriculum and schools that use curricula based on other educational traditions. We also compete with other school operators for acquisition opportunities. There are significant barriers to entry in the premium schools market, which include:

•                  the lead time required to build brand recognition and reputation, both locally and globally;

•                  the challenges faced by unproven operators in securing government licenses and regulatory approval in some jurisdictions;

•                  in many markets, the scarcity of real estate in the most desirable areas to establish a sizeable campus with the comprehensive and high-quality facilities expected of premium schools;

•                  property developers and landlords facing substantial capital expenditure commitments when building premium school facilities and thus increasingly requiring tenants in good financial standing and with strong track records in operating schools; and

•                  the tendency of students to stay enrolled in the same school until they graduate, or, in the case of expatriates, until their parents complete their overseas assignments.

Although we benefit from these barriers to entry in the markets in which we operate, some of these barriers may make it difficult for us to enter new markets. In addition, competitors that are able to devote greater resources than we can to overcoming barriers to entry may have an advantage over us.

We believe that premium schools compete based on:

•                  their reputation and brand recognition;

•                  the quality of education they provide;

•                  the curricula they use;

•                  their ability to recruit and retain students;

•                  their ability to recruit and retain principals and teaching staff;

•                  their ability to identify and secure locations;

•                  the overall quality of the educational experience they provide and their relationships with parents; and

•                  the strength of their relationships with educational authorities and other key stakeholders, such as real estate developers.

Information Technology Systems and Management

Nord Anglia has invested in a comprehensive and reliable information technology infrastructure that supports the company’s data-driven approach to managing our portfolio of schools.  This platform enables our executive team, regional managers, school principals and teachers to engage in timely decision-making on key performance indicators. Our information technology platform is both scalable and customizable to support the future growth of our schools.

We are currently deploying a global infrastructure to allow the entire organization to collaborate and share information seamlessly and effectively. This new infrastructure will include a common e-mail platform, instant messaging, as well as an intranet and file storage system using a hybrid model of cloud and in-house services and resources.

Furthermore, the deployment of a new Management Information System (MIS) for our schools which started in May 2014 will provide a uniform system across the group for enquiry and admissions tracking, monitoring student academic progress, as well as invoice billing and management.  This new MIS solution will feed through into a data warehouse for information extraction and reporting to analyze key business metrics and facilitate overall strategic decision-making.  The implementation of this system will enhance each individual student’s academic progress through tracking performance at a student and subject level.  The key benefits of this platform will include the ability to:

•                  maximize individual student performance;

•                  implement accountability at a student, teacher, year group, subject and overall school level;

•                  encourage parental involvement and ownership of students’ academic objectives; and

•                  maintain comprehensive benchmarking within and among schools.

In addition, we have implemented a suite of virtual learning applications based around Moodle 2.6, with Global Classroom being a flagship product available to all of our schools.

Our infrastructure is managed and monitored by a team of technology professionals, who are both in-house and outsourced.

Intellectual Property

We have applied for or registered trademarks relating primarily to our logos and names, including “Nord Anglia,” “British Schools of America,” and “British American School” in various jurisdictions.  We do not own the rights to the name “The British School” or “The British International School” in any jurisdiction in which we operate a school under this name, and any organization that meets certain accreditation requirements can use this name.

Regulation

Our schools are subject to regulation by national and local authorities under applicable law. Most of our premium schools are subject to regular inspections by national or local education authorities.

China

China regulates the education services industry at central and provincial levels. The highest executive organ of the central government of China is the State Council, and we are regulated by several ministries and agencies under its authority, including the Ministry of Education (“MOE”) and the Ministry of Civil Affairs (“MCA”), and their respective local counterparts.

The Education Law

In 1995, the National People’s Congress enacted the Education Law, which established the fundamental principles relating to the educational system of China at all levels, from preschool through higher education, a system of nine year compulsory education and a system of education certificates. Under this legislation, the government formulates plans for the development of education and establishes and operates schools and other educational institutions.

Regulation of International Schools in China

International schools in China (like The British International School Shanghai, The British School of Beijing and the British School of Guangzhou) are regulated under the Interim Regulations Concerning the Establishment of Schools for the Children of Expatriates issued by the MOE on April 5, 1995 (“Interim Regulations”).

Under the Interim Regulations, the establishment of international schools requires approval from the MOE with prior verification by the MOE’s local counterpart at the provincial or municipal level. Our international schools in Beijing, Shanghai and Guangzhou have obtained such approval from the MOE. The approval authority has been delegated to MOE’s local counterpart at the provincial level pursuant to the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items issued by the State Council of the PRC on September 23, 2012.

From the date of MOE approval, our international schools attained legal person status and could assume civil liabilities. International schools are permitted to admit only the children of parents holding a foreign passport and having a legal residence in China.

The Interim Regulations impose various criteria and restrictions on the establishment and operation of international schools. For example:

•                                          only foreign individuals with legal residence in China or the following entities can apply to establish an international school: foreign institutions registered in China, wholly foreign owned enterprises duly established in China or international organizations’ institutions in China; and

•                                          the establishment and operation of an international school is subject to approval by the MOE.

The Tentative Administrative Measures on the Registration of Civil Non-enterprise Entities issued by the State Council on October 25, 1998 require all civil non-enterprise entities to register with the local civil affairs authorities. It is commonly understood that international schools are civil non-enterprise entities as defined under these measures and, under these regulations, our schools in Shanghai, Beijing and Guangzhou could be required to register with the Shanghai Civil Affairs Bureau, the Beijing Civil Affairs Bureau and the Guangzhou Civil Affairs Bureau, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Jurisdictions in which We Operate—Our schools in Guangzhou and Shanghai have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations.”

Regulation of Transfers of Foreign Exchange

The transfer of foreign currency from within China to persons offshore is regulated by the State Administration of Foreign Exchange (“SAFE”) under the Regulations on the Administration of Foreign Exchange of the People’s Republic of China. Under these regulations, these transfers require the approval of the competent office of SAFE. In the event of a transfer offshore of foreign exchange made in violation of these regulations, the competent office of SAFE may request that such foreign exchange be returned onshore within a time period specified by it and may also impose a fine. If imposed, the fine would be an amount less than 30% of the amount of foreign exchange improperly transferred. If the non-compliance is serious (the rules do not set forth criteria for determining which violations are serious), then a fine of up to 100% of the amount of foreign exchange improperly transferred may be imposed.

In addition, the Administrative Measures on the Settlement, Sale and Payment of Foreign Exchange, which were issued in June 1996, require that revenues of onshore entities received offshore in foreign exchange must be remitted onshore timely. In the event that such foreign exchange revenues are not remitted onshore timely, the competent office of SAFE may request that such foreign exchange revenues be remitted onshore within a time period specified by it and may also impose a fine and/or confiscate illegal gains.

Hong Kong

Under the laws of Hong Kong, every school must be registered or provisionally registered with the Hong Kong Education Bureau.  Our school in Hong Kong, Nord Anglia International School, Hong Kong completed its provisional registration with the Hong Kong Education Bureau as a new private school offering primary and secondary education.  Nord Anglia International School, Hong Kong commenced its first school year in September 2014 following completion of refurbishment of the school site awarded by the Hong Kong Education Bureau.

Nord Anglia International School, Hong Kong was founded by Nord Anglia School (Hong Kong) Limited as its sponsoring body.  The school is managed by Nord Anglia International School, Hong Kong Limited as its management committee.  Both entities are recognized charitable institutions in Hong Kong in the legal form of companies limited by guarantee.  Any surplus from the operation of Nord Anglia International School, Hong Kong must be applied by the charitable institutions exclusively for the purposes of the school and for the advancement of education and is not available for distribution.

Europe

In contrast to China, regulation of private schools such as ours in countries in which we operate in Europe is quite limited, except as described in the country sections below. There is a relatively simple registration regime for private schools, which is not focused on operations or curriculum, and there are few, if any, restrictions on fees. In addition, all of these countries are part of the European Union, which greatly facilitates the applicable administrative formalities.

Poland

Under Polish law, all private primary schools (“szkoła podstawowa”) and junior high schools (“gimnazjum”), including Grades 1 through 9, must have equal status with Polish public schools. To this end, private primary schools and junior high schools must comply with terms and conditions established by Polish law, unless the Minister of Education gives a special authorization permitting exceptions from such terms and conditions. Private schools are registered by the local authorities. In the case of our primary school, junior high school and high school in Poland, the competent local authority is the President of the capital city of Warsaw. Our primary school, junior high school and high school are duly registered with the registry of non-public schools and institutions maintained by the President of the capital city of Warsaw. The Minister of Education has given our junior high school and high school special authorizations allowing them to employ foreign teachers and teach the English National Curriculum.

We operate our school in Poland as a limited liability company.

The Czech Republic

Our school in Prague, the English International School Prague, operates as a corporation under various licenses, including those covering specialized retail operations and English language teaching. All licenses are in full force and effect and are issued for an indefinite period.

The English International School Prague operates as a foreign school established by a foreign legal entity and is not registered in the Czech registry of schools. This precludes the school from obtaining government subsidies. In 2000, the Czech Ministry of Education ruled that Czech students at the school may fulfill their mandatory school attendance requirements at the English International School Prague. In order for the Czech authorities to recognize the educational qualifications earned by students at the school, the students need to arrange with a Czech school to take Czech examinations for certain subjects. Studying at the English International School Prague is recognized by the Czech Ministry of Education as being equivalent to studying at a Czech secondary school for the purpose of the Czech pension insurance and state social security systems relating to compulsory education, so long as the grade levels overlap with Czech secondary school levels.

The English International School Prague has the appropriate licenses to conduct its activities as well as a general uncertified license that covers the provision of various services, including extracurricular education and training, courses, seminars and lectures. These licenses are sufficient to operate an educational institution which is not a Czech school.

We operate our school in the Czech Republic as a company and extract profits accordingly.

Hungary

Under Hungarian law, a nondomestic educational entity may operate in Hungary if it is validly accredited under the law of its home country. Our school in Budapest, the British International School Budapest is accredited with Edexcel International and the Examinations Board. In addition, British International School Budapest is registered with the Hungarian Minister of National Resources and has a valid license to carry on educational activities in Hungary.

British International School Budapest is a separate legal entity established under Hungarian Act No. LXXIX of 1993 on Public Education, and was founded and is operated by the British International School Foundation. The British International School Budapest holds an operating permit granted by the Ministry of Education (now Ministry of National Resources). The British International School Foundation operates in the legal form of a foundation registered in Hungary. The activities of the British International School Foundation are not profit-oriented, but it may pursue business activity secondarily, solely in the interest of and without jeopardizing its objectives and to provide the necessary funds in compliance with the applicable legal provisions. The British International School Foundation may not distribute profits acquired through its business activities but shall use such profits exclusively for purposes of its main education objectives and activities.

Slovakia

Under the laws of Slovakia, a private school can be established only if it forms part of a school system and the Ministry of Education has determined that it has been integrated into that school system. These requirements have been met by our school in Bratislava. British International School Bratislava operates as a legal entity on a not for profit basis and the founder has no right to dividends or similar distributions from the school. Under Slovak law, any use of profits from school fees is limited to operational expenses, financing of salaries, including insurance payments for mandatory public health insurance, social insurance, contributions for pension savings, modernization of educational facilities, the development of the school, solving of emergency situations and the improvement of the quality of the services provided by it.

The British International School Bratislava has received approval by the Ministry of Education for the integration into the network of schools and educational facilities in Slovakia Republic for the private primary school, nursery and private high school. The British International School Bratislava is duly registered with the statistical office.

Spain

Education is acknowledged to be a fundamental right in the 1978 Spanish Constitution (Constitución Española), the main terms of which are set forth in two organic laws: (i) Organic Law on the right to education (Ley Órganica 8/1985, de 3 de julio, reguladora del derecho a la educación), which develops the basic rights and principles set forth in the Spanish Constitution regarding education, such as the right to receive an education, parents’ right to choose their children’s educational center, parents’ freedom of association, etc.; and (ii) Organic Law on Education (Ley Órganica 2/2006, de 3 de mayo, de Educación), which, on the basis of the principles of offering universal quality education cooperation at all levels and achieving the European Union’s goals in the education sector, sets forth the main organization and planning of school-level education, teachers, educational centers, inspection and the allocation of public sector resources.

Spanish privately-owned foreign schools, as is International College Spain, S.A.U., are regulated under the Royal Decree 806/1993 (Real Decreto 806/1993, de 28 de mayo, por el que se regula el régimen de los centros docentes extranjeros en España, hereinafter, the “Royal Decree”).

In order to carry out their business in Spain, the aforementioned schools must obtain an opening and functioning authorization from the Spanish education authorities. Once obtained, they must register within the Public Registry of Schools and are subject to inspection by the Spanish education authorities.

In order to obtain the foregoing authorization, foreign privately-owned schools must satisfy, along with certain basic Spanish requirements (such as adequate hygiene and safety conditions at the school premises), the legal requirements set forth by their domestic education authorities in order for the education received to be officially valid in their country, which shall be proved to the Spanish education authorities generally by means of a certificate issued by their relevant domestic authorities or their diplomatic representation in Spain (such as the Embassy or Consulate).

In addition, in order to be able to teach Spanish students, pursuant to the Royal Decree, the teaching of the foreign educational curriculum must be completed with certain Spanish-specific contents.

Switzerland

Under Swiss law, operating and teaching in a private boarding school is subject to authorization in accordance with applicable provisions of both Swiss federal and cantonal law regarding, in particular, the protection of minors and private education. Our schools in the canton of Vaud operate under the supervision of the cantonal authority, the Department of Education and Youth. The authorization for the director to operate a private boarding school and the authorizations for the teachers to teach in the school are individual. The direction of the private school must confirm to the competent authority that all teachers meet the requirements. The Vaud Department of Education and Youth can verify, if necessary by examinations, that the education provided in a private school is at least equivalent to the education received in public schools.

We operate our schools in Switzerland as a company and extract profits accordingly.

ME/SEA

Abu Dhabi, United Arab Emirates

The Abu Dhabi Education Council (“ADEC”) regulates education institutions based in the Emirate of Abu Dhabi and has developed minimum standards for non-government schools.

A proprietor intending to establish a new non-government school in Abu Dhabi must make an application to ADEC, in order to obtain a provisional license. Under the laws of the Emirate of Abu Dhabi, all private schools are required to register with the ADEC and to allow inspections of their sites. BISAD registered accordingly and obtained such a license, allowing the school to open on September 6, 2009.

BISAD must continue to demonstrate on-going compliance with ADEC’s By-Laws for Non-Government Schools in order to qualify for annual license renewal. In order to assess whether a school meets the criteria, a team from ADEC inspects the school approximately every two years and compiles a report based on the school’s performance against nine inspection standards. ADEC also requires each licensed, non-government school to prepare an annual report to publicly disclose the school’s educational, financial performance and other policies of the school, as identified by the Director-General of ADEC.

The ability for BISAD to increase tuition fees is restricted by law. The Ministerial Resolution No. (4592) of 2001 on the Executive Regulation of the Federal Law (28) of 1999, Concerning Special & Further Education as amended by Ministerial Resolution No. 203/1 of 2008 on the Controls of Private School Fees Increase (the “Resolution”) governs the ability of private schools to increase their tuition fees. Broadly, the Resolution limits the rate of increase to: (i) between 5% and 10% in the event that one year has lapsed since the last approved increase; (ii) between 10% and 20% in the event that two years have lapsed since the last approved increase; and (iii) between 20% and 30% in the event that three years have lapsed since the last approved increase. Authority to approve increases within these limits has been delegated from the Ministry of Education to ADEC. Any proposed increase must be justified on grounds such as the improvement of student services, development of school buildings or the incorporation of new technology into teaching methods.

We entered into a definitive agreement to acquire the 49% equity interest in BISAD owned by our parent in September 2012 and completed the acquisition in February 2014. In accordance with the provisions of the UAE Federal Commercial Companies Law No. 8 of 1984 (the “Law”), the shares of a UAE partner in a limited liability company (“LLC”) should not be less than 51% at all times. Although the Law provides that the capital of an LLC should be divided into equal shares and further confirms that the profits and losses shall be equally divided amongst the shares, it qualifies this general provision by stating “unless otherwise stipulated in the memorandum of association”. It has been a widely accepted practice to provide in the memorandum of the LLC that the profits and losses of an LLC will be shared in a ratio different to that of the shareholder’s stake.

Cambodia

Under the laws of Cambodia, the national educational system is divided into three classes: primary (grade 1 to grade 6), secondary (including lower secondary from grade 7 to grade 9 and upper secondary from grade 10 to grade 12) and higher education (university and institute). Schools may be either public or private school, and may offer either general education or technical and vocational education. Cambodia does not have special laws governing the operations of international schools.

Regulations governing the classification and management of schools and the frameworks, guidelines and mechanisms for monitoring education including control and evaluation systems, fall within the responsibility of the Ministry of Education, Youth and Sport (“MoEYS”).

Establishment and operating a school in Cambodia requires a specific, per-category, school license, which a natural person or public or private legal entity may apply for at the MoEYS. School licenses are valid for 5 years and are thereafter renewable.  Licenses are granted according to the level of education that a school provides. In order to obtain a school license, the school has to enter into a contract with the MoEYS under which the school, among other things, is obligated to periodically and regularly submit reports on the administrative and technical affairs of the school to the relevant authorities of the MoEYS. Failing to do so may cause the MoEYS to revoke the school license.

According to the Education Law, adopted in 2007, the basic curriculum for general education determined by the MoEYS is compulsory at all schools in Cambodia. A school may, however, implement a specific curriculum, which is different from the MoEYS’s adopted curriculum or in a foreign language, with the prior approval of the MoEYS. The MoEYS’s review and approval of a curriculum generally is made simultaneously with the grant of a school license during the application process.

At all times, a school has to keep the MoEYS and its relevant authorities informed of any changes made to the operation of the school.

Our school in Cambodia, through the Prakas No. 1506 on “Establishment of Private General Education School ‘Northbridge International School (Cambodia) Limited’,” issued on July 1, 2014 by the MoEYS, has met the foregoing requirements and has been granted a school license to operate a private school offering primary to secondary general education under its international curriculum.

The Law on Foreign Exchange Control permits purchases and sales of currency on foreign exchange markets, money transfers, all kinds of international settlements, and capital flows in foreign or domestic currency, between Cambodia and other countries or between residents and nonresidents. However, the above-mentioned transactions may be carried out only through authorized intermediaries, meaning all licensed financial institutions in Cambodia. Any person who violates this obligation shall be liable for a fine of 50% of the amount involved.

In case of a foreign exchange crisis, the National Bank of Cambodia (“NBC”) may impose temporary restrictions on foreign exchange operations of the authorized intermediaries for a maximum period of 3 months. In case the crisis still persists, the NBC and the Ministry of Economy and Finance must seek the approval from the Prime Minister to extend the restrictions.

Investments made abroad by a resident for an amount equaling or exceeding USD 10,000 are subject to prior declaration to the NBC. Any person who violates this obligation shall be liable for a fine of 20% of the amount involved. Loans and other borrowings, including trade credits, may be freely contracted between residents and nonresidents, provided that disbursements and repayments are made through authorized intermediaries.

Dubai, United Arab Emirates

The Knowledge and Human Development Authority in Dubai (“KHDA”) is tasked with planning, providing for and developing the requirements for knowledge and human development which includes the licensing and regulation of educational institutions in Dubai, the Dubai Schools Inspection Bureau (“DSIB”) is responsible for the monitoring of educational institutions in Dubai and the School Agency at the KHDA (“School Agency”) is responsible for the development of the school sector specifically. The relationship between KHDA and each of the DSIB and the School Agency, broadly and as it pertains the regulation of schools like Nord Anglia International School Dubai, is governed by working agreements that align the strategic objectives of the KHDA with each entity, create a framework for cooperation and outline the powers and duties of each party.

As a school licensed by the KHDA, Nord Anglia International School Dubai is required to show its compliance with the KHDA issued order No. (1) of 2007 Concerning the Special Conditions for licensing Schools, Free Zone Schools and Foreign Community Educational Institutions in the Emirate of Dubai (the “Order”), such compliance being imposed, monitored and assessed on an ongoing basis by the KHDA, the DSIB and the School Agency.

The Order requires Nord Anglia International School Dubai to provide all necessary information regarding its students and faculty, as requested by the KHDA from time to time, as well as providing all of the school’s financial information annually to the KHDA, with the KHDA reserving its right to audit the financial records of the school with prior notice, as required. Furthermore, for the purpose of public awareness and transparency, the KHDA has the right to share the school’s information (excluding financial details) on the KHDA’s internet portal.

As a school that follows an international curriculum, the Order imposes a requirement on Nord Anglia International School Dubai to commit to seeking membership of internationally recognized accreditation agencies approved by the KHDA.  This requirement must be completed during the third year of operation and the school is working with KHDA to agree an accrediting agency.

The ability for Nord Anglia International School Dubai to increase tuition fees is restricted, as the KHDA reserves the right to disallow any educational or non-educational fee increase pursuant to the Order. Any increase of fees by the school shall be subject to the submission of a formal application by the school and the approval of such application by the KHDA.

Nord Anglia International School Dubai is required to allocate a minimum percentage of its revenue as determined by the KHDA toward staff training, such obligation being incorporated into the school’s financial plan each year. It is also required to confirm with the KHDA the maximum number of students permitted to be attending the school.

Qatar

The regulation and supervision of schools in Qatar is the ultimate responsibility of the Ministry of Education and the Supreme Education Council (the “SECQ”). The legal and regulatory regime distinguishes between two classes of schools—namely government schools which are directly controlled and supervised by the SECQ and which offer free-of-charge schooling to all children in Qatar who hold Qatari nationality and are governed by the Independent Schools Law, Qatari Law No. 11 of 2006, and the private sector, which includes our operations in Qatar. Private schools in Qatar are governed by Qatari Law No. 7 of 1980, as well as regulations issued by the SECQ. These regulations govern matters such as licensing and inspection. The ability of our schools in Qatar to increase tuition fees is subject to the approval of the SECQ. Each of our schools is required to submit to the SECQ a schedule containing all fees it wishes to charge students enrolling at the schools, and such fees schedule must be approved by the SECQ prior to being adopted by the schools. Any changes to the fees schedule must be approved by the SECQ.

Singapore

Private education institutions in Singapore are regulated by the Private Education Act (Chapter 247A of Singapore), which sets out the mandatory registration requirements and legislation obligations for these institutions.  The Act is administered by the Council for Private Education, a statutory board sanctioned with the legislative power to regulate the private education sector in Singapore.

The Act requires a private education institution to be registered with the Council for Private Education before it is allowed to commence operations.  A private education institution is managed by managers, who have statutory duties and responsibilities (including keeping proper records and furnishing information requested by the Council for Private Education).  In the case of a private education institution which is a company, the managers are the directors or members of its board or committee of management which is responsible for the management of the affairs of the company.

A private education institution must ensure that its teachers have the relevant qualifications and experience that meet the requirements stipulated by the Act.  A private education institution also has to seek and receive permission from the Council for Private Education before it offers any course, unless exempted.  A private education institution is required to set up an academic board and an examinations board with at least three members each; these boards are required to set up proper academic and examination processes and frameworks respectively.

Dover Court International School (Pte.) Ltd. is a private limited company incorporated in Singapore, and it is registered as a private education institution with the Council for Private Education.

Thailand

Regulation of Private Schools in Thailand

A private school business must be conducted in accordance with the rules and procedures specified in the Private Schools Act B.E. 2550 (2007) (subsequently amended by the Private Schools Act (No.2) B.E. 2554 (2011) (the “Private Schools Act”), which has replaced the Private Schools Act B.E. 2525 (1982). The Private Schools Act reforms the previous supervisory system to promote self-management. The Office of the Private Education Promotion Board, under the supervision of the Office of the Permanent Secretary for Education, is responsible for the supervision of our school in Thailand. The monitoring, evaluation and standards that a private school is expected to comply with in Thailand are the same as those for Thai public schools.

The Private Schools Act requires that a private school must hold a school permit in order to operate. One of the main conditions for obtaining a permit to operate a school through a private limited company under the Private Schools Act is that not less than half of the total number of shares and shareholders must be Thai persons.

Under the Private Schools Act, there are two separate entities which comprise the school: (i) the school entity and (ii) the permit holder (our Thai school company) that owns the school entity. As the school entity is a separate entity from the permit holder, it is managed by the school board under the school charter (which sets out the basis on which the school should be operated). Our Thai school company, as permit holder, is each school entity’s authorized representative and a member of the school board.

Currently, each of our schools in Thailand holds a school permit under the Private Schools Act, a school board has been appointed and a school charter is in place.

Regulation of Transfers of Foreign Exchange

Thai foreign exchange controls are administered by the Bank of Thailand on behalf of the Ministry of Finance, pursuant to the Exchange Control Act B.E. 2485 (1942). The Bank of Thailand has granted commercial banks and certain other entities the authority to conduct foreign exchange transactions as authorized agents of the Bank of Thailand. The Bank of Thailand instituted measures in 1998 to restrict certain foreign exchange related transactions by domestic financial institutions with non-residents of Thailand and to safeguard against instability and speculation in the domestic currency market.

The outward remittance from Thailand of dividends after payment of the applicable Thai taxes, if any, may be made without the requirement to file a specified form to the relevant authorized agent if the amount is less than $50,000 (or the equivalent amount in the relevant currency) per remittance. If the amount is $50,000 or above (or its equivalent in the relevant currency), a specified form must be submitted to the authorized commercial bank together with documents or evidence as to the particular transaction. Dividends paid to a non-resident must be converted into foreign currency prior to the outward remittance from Thailand.

North America

United States

Schools in the United States are subject to national, state and local regulations and licensing requirements. We have policies and procedures in place to assist in complying with such regulations and requirements. These regulations and the administrative bodies in charge of these regulations vary from jurisdiction to jurisdiction and may apply differently within the same jurisdiction to elementary, middle school and high schools. In most jurisdictions, these agencies conduct scheduled and unscheduled inspections of the schools and licenses must be renewed periodically.

Most jurisdictions establish requirements for background checks or other clearance procedures for new employees of schools. Repeated failures of a school to comply with applicable regulations can subject the school to sanctions, which might include probation or, in more serious cases, suspension or revocation of the school’s license to operate and could also lead to investigations of our other schools located in the same jurisdiction. In addition, this type of action could lead to negative publicity extending beyond that jurisdiction and potentially affecting our other locations. We believe that our operations are in substantial compliance with all material regulations applicable to our business. However, there is no assurance that a licensing authority will not determine a particular school to be in violation of applicable regulations and take action against that school and possibly other schools in the same jurisdiction. In addition, there may be unforeseen changes in regulations and licensing requirements, such as changes in the required ratio of child center staff personnel to enrolled children that could have a material adverse effect on our operations. States in which we operate routinely review the adequacy of regulatory and licensing requirements and implement changes, which may significantly increase our costs to operate in those states.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

D.                                    Property, Plant and Equipment

Properties

Our headquarters are located at Level 12, St George’s Building, 2 Ice House Street, Central in Hong Kong, where we lease 6,695 net square feet.  We continue to operate in four locations in the United Kingdom, two of which are for our learning services business. We lease most of our current school facilities under long-term leases.  The table below summarizes the main operating leases for each of our schools:

School	Termination Date*	Area+
China
The British School of Beijing, Sanlitun (Sanlitun, Beijing, China)	2017 /2023	8,032.37 m2
The British School of Beijing, Shunyi (Shunyi, Beijing, China)	2029	21,439.26 m2 (2)
The British International School Shanghai, Pudong (Pudong, Shanghai, China)	2022	25,413.13 m2 (3)
The British International School Shanghai, Puxi (Puxi, Shanghai, China)	2025/2036	24,668.11 m2 (4)
The British School of Guangzhou (Guangzhou, China)	2017 / or upon 2 years notice by landlord	5,229 m2 / 29,187 m2 / 7,349 m2
Nord Anglia International School Hong Kong (Hong Kong, China)	2023	4,555 m2 (13)
Europe
Collège Beau-Soleil (Villars-sur-Ollon, Switzerland)	2035/2027	1,900 m2(5) / 1,473.35 m2 (6)
Collège Champittet, Pully (Pully, Switzerland)	2026	48,971 m2
Collège Champittet, Nyon (Nyon, Switzerland)	2017	3,375.6 m2
La Côte International School (Aubonne, Switzerland)	2015/2039	2,013 m2 / 9,350 m2 (7)
The English International School Prague (Prague, Czech Republic)	2032	27,328 m2
The British School Warsaw (Warsaw, Poland)	2030/auto-renew	7,900 m2 (8) / 1,048 m2 (9)
The British International School Bratislava (Bratislava, Slovakia)	2016 / 2039	729 m2/ 20,124 m2
The British International Budapest (Budapest, Hungary)	2039/2039	12,280 m2 / 4,664 m2
International College Spain (Madrid, Spain)	2026	34,654 m2
ME/SEA
The British International School (Abu Dhabi, UAE)	2019	19,440 m2
Compass International School Doha, Gharaffa (Gharaffa, Doha, Qatar)	2020	9,427 m2
Compass International School Doha, Madinat Khaliffa (Madinat Khaliffa, Doha, Qatar)	2022	9,550 m2
Compass International School Doha, Al Rayyan (Al Rayyan, Doha, Qatar)	2024	5,650 m2
Compass International School Doha, Al Khor (Al Khor, Doha, Qatar)	N/A	16,896 m2
Regents International School Pattaya (Pattaya, Thailand)	2037	81,560 m2
St Andrews International School Bangkok (Bangkok, Thailand)	2038	17,042 m2
Nord Anglia International School (Dubai, UAE)	2017	32,516.05 m2 (13)
Dover Court International School (Singapore)	2020/2017	16,369 m2 (13) / 27,136.70 m2 (14)
Northbridge International School Cambodia (Phnom Penh, Cambodia)	2039	69,491 m2(15)
North America
The British School of Washington (Washington, D.C., U.S.A)	2019	13,380 m2
The British International School of Boston. (Boston, Massachusetts, U.S.A)	2017/2020	4,069 m2 (10) /613 m2
The British International School of Houston (Houston, Texas, U.S.A)	N/A	59,422 m2
The British School of Chicago (Chicago, Illinois, U.S.A)^	2015/2016/2017/ 2023	176 m2 (11) / 354 m2 (11) / 218 m2 (11) ) / 7,702 m2 (11)
The British International School of Charlotte (Charlotte, North Carolina, U.S.A)	2021	5,041m2 (12)
World Class Learning Academy, New York (New York, New York, U.S.A)	2025	6,039 m2 (11)

*                                         More than one date indicates the termination date of multiple leases.

+                   Unless otherwise indicated, the total area includes the area of the school building(s) and the size/area of the plot of land/grounds/playground/parking and etc. outside of the school building(s).

(2)         Area of the building(s) only; the area of land including the plot area underneath the building(s) is 33,300 m2.

(3)         Area of the building(s) only; the area of land including the plot area underneath the building(s) is 72,517 m2.

(4)         Area of the building(s) only; the area of land including the plot area underneath the building(s) is 50,728 m2.

(5)         Area of the building(s) only; the area of land including the plot area underneath the building(s) is 7,999 m2.

(6)         Area of the building(s) only; this is a shared building and we do not have our own land.

(7)         Area of the building(s) only; the area of land including the plot area underneath the building(s) is 8,060 m2.

(8)         Area of the building(s) only; the area of land including the plot area underneath the building(s) is 16,938 m2.

(9)         Area of the building(s) only; the area of land including the plot area underneath the building(s) is 5,557 m2.

(10)  Area of the building(s) only; the area of land is 153,362 m2; the land is shared with the landlord.

(11) Area of the building(s) only.

(12) Area of the building(s) only; the area of land is 10.8 acres.

(13) Area of land with school building(s);

(14) Area of land for playfield only;

(15) Area includes two plots of land and existing and future buildings and structures thereon, including works under construction and future improvements

^                  An additional Chicago campus in South Wells Street is to be opened in 2015.

Item 4A.              Unresolved Staff Comments

None.

Item 5.                       Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.  This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Overview

We believe we are the world’s leading international operator of premium schools.  We have over 20,000 full time equivalent students (“FTEs”), from kindergarten through the end of secondary school (“K-12”), at our 31 premium schools in China, Europe, ME/SEA and North America.  As of November 16, 2014, we had 20,020 FTEs and capacity of 26,587 seats, representing a utilization rate of 75%.

Recent Developments

On November 10, 2014, we announced the development of a 2,000 place campus for our school in Houston. The new campus is expected to open in 2016 and the school will close its current 1,000 place campus at that time.

Factors Affecting Our Results of Operations

Key Performance Indicators

We use the following key operating metrics to manage our schools:   FTEs, capacity, utilization and revenue per FTE.  We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools.

The table below sets out our key operating data for the periods indicated.  For fiscal 2013 pro forma, the key performance indicators are presented as if our acquisition of WCL Group Limited (“WCL Group”) on May 22, 2013 had completed on September 1, 2012.

	Year Ended August 31,
	2012	2013	2013	2014
	Actual	Actual	Pro forma	Actual
Full-time equivalent students (average for the period)(1)
China	3,622	4,075	4,075	4,827
Europe	3,775	3,838	4,448	4,514
Middle East/South East Asia	—	2,112	3,363	5,230
North America	—	247	2,422	2,645
Sub-total	7,397	10,272	14,308	17,216
Loss making start-up schools(2)	783	7	69	97
Total	8,180	10,279	14,377	17,313
Capacity (average for the period)(3)
China	5,360	5,375	5,375	6,964
Europe	4,342	4,496	5,160	5,322
Middle East/South East Asia	—	2,909	4,791	5,961
North America	—	318	3,180	3,280
Sub-total	9,702	13,098	18,506	21,527
Loss making start-up schools(2)	1,500	48	480	480
Total	11,202	13,146	18,986	22,007
Utilization (average for the period)(4)
China	68%	76%	76%	69%
Europe	87%	85%	86%	85%
Middle East/South East Asia	—	73%	70%	88%
North America	—	78%	76%	81%
Sub-total	76%	78%	77%	80%
Loss making start-up schools(2)	52%	15%	14%	20%
Total	73%	78%	76%	79%
Revenue per FTE (in $ thousands)(5)
China	30.8	33.8	33.8	34.3
Europe	29.5	30.2	28.7	30.1
Middle East/South East Asia	—	16.1	16.4	16.4
North America	—	30.8	24.7	24.9
Sub-total	30.1	28.7	26.6	26.3
Loss making start-up schools	12.5	42.9	33.2	31.4
Total	28.4	28.7	26.6	26.4

(1)                                 We calculate average FTEs for a period by dividing the sum of the number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)                                 Loss making start-up schools are schools that have been open less than three years and incur an EBITDA loss.  In fiscal 2012, loss-making start-up schools include our school in Abu Dhabi.  In fiscal 2013 actual and pro forma, our loss making start-up schools include The British School of Abu Dhabi and our school in New York. In fiscal 2014 loss-making start-up schools include our school in New York.

(3)                                 We calculate average capacity for a period by dividing the total number of FTEs that can be accommodated based on existing classrooms at each academic calendar month divided by the number of months in such period.

(4)                                 We calculate utilization for a period as a percentage equal to the average FTEs for the period divided by average capacity for the period.

(5)                                 We calculate revenue per FTE for a period by dividing revenue from our schools for the period by the average FTEs for the period.

Full-Time Equivalent Students.  Because our schools derive substantially all of their revenue from tuition fees, the number of FTEs enrolled in our schools is critical to our operating performance and growth.  As a result, we monitor the number of FTEs to measure the performance of our schools.  We also monitor FTEs on a school-by-school basis to help plan capacity expansion and track local market trends.

We define a FTE as a student who is enrolled to attend school for the full school day, five days a week.  For example, a student who enrolls for three full days a week equals 0.6 FTEs and a student who enrolls for five mornings a week equals 0.5 FTEs.  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month-end in the period by the number of calendar months in the period.

The number of same-school FTEs fluctuates throughout the academic year, as new students enroll or as current students depart.  Our average FTEs have grown from 8,180 in fiscal 2012 to 17,313 in fiscal 2014.  The increase resulted from growing enrollments at our schools and acquisitions of new schools.

In addition to monitoring our FTEs, we also focus on the number of inquiries, visits and applications by prospective students at each of our schools and the number of applications that result in enrollments.  In our experience, the ratios of inquiries to visits and of visits to enrollments are leading indicators of student enrollments.  Thus, in our marketing and recruitment activities we seek to maximize the generation of inquiries, the conversion of inquiries into visits, of visits into applications and of applications into enrollments.

Capacity.  We calculate average capacity for a period by dividing the total number of FTEs that we can accommodate at each calendar month-end in the period by the number of calendar months in the period.

We increased our average capacity from 11,202 places in fiscal 2012 to 22,007 places in fiscal 2014.  The increase resulted primarily from the acquisition of new premium schools in China, Switzerland, Spain, Thailand, the United States, Qatar, Singapore and Cambodia and capacity expansion at our schools in China and Europe.

Utilization.  We calculate utilization for a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

In fiscal 2012, 2013 and 2014 we had average utilization of 73%, 76% and 79%, respectively.  The increase in utilization was primarily due to the acquisition of a school in Thailand in fiscal 2012 which had a higher utilization rate than our historical average and increased enrollment across our schools in China in fiscal 2012 and 2013, partially offset by lower utilization at some acquired schools and incremental capacity additions.

Revenue per Full-Time Equivalent Student.  We calculate revenue per FTE for a period by dividing the revenue from our schools for the period by the average FTEs for the period.  Revenue per FTE is impacted primarily by the tuition fees we charge at each of our premium schools and the revenue per FTE of new schools that we acquire relative to our other premium schools within those regions.

Revenue per FTE, and therefore our revenue, is directly impacted by our ability to increase tuition fees year on year at each of our premium schools.  A majority of our tuition fees are paid by expatriate employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate’s total compensation package.  We believe self-funding expatriates and affluent local families accept our price increases because of the importance they place on a quality education for their children.  As a result, we have been able to increase tuition fees at our premium schools at an average of approximately 4-5% per year over the last three years, which we believe to be in excess of the median rate of inflation in the markets where these schools are located.

Almost all of our tuition fees are charged in the local currencies of the countries where the schools are located.  Therefore, our revenue per FTE is subject to fluctuations in foreign exchange rates between these local currencies and our reported currency, the US dollar.  See “—Currency Translation.”

Acquisitions

In the three years ended August 31, 2014, we acquired 17 schools in Switzerland, China, Thailand, Singapore, Cambodia, the United States, Qatar and Spain; we continue to assess a pipeline of acquisition opportunities and look for new acquisition opportunities.

The following table shows our acquisitions during the three fiscal years ended August 31, 2014:

Fiscal 2012
La Côte International School	Switzerland	September 2011
Regents International School Pattaya	Thailand	August 2012(1)
Fiscal 2013
International College Spain	Spain	May 2013
Compass International School Doha, Gharaffa	Qatar	May 2013
Compass International School Doha, Madinat Khalifa	Qatar	May 2013
Compass International School Doha, Al Rayyan	Qatar	May 2013
Compass International School, Al Khor	Qatar	May 2013
The British School of Washington	United States	May 2013
The British International School of Boston	United States	May 2013
The British International School of Houston	United States	May 2013
The British School of Chicago	United States	May 2013
The British International School of Charlotte	United States	May 2013
World Class Learning Academy, New York	United States	May 2013
The British School of Guangzhou	China	July 2013(1)
St. Andrews International School Bangkok	Thailand	August 2013(1)
Fiscal 2014
Dover Court International School	Singapore	April 2014
Northbridge International School	Cambodia	July 2014(1)

(1)                                 Premium schools acquired during the summer months of July and August do not have a significant impact on the current fiscal year results as most school years commence on September 1, which is the first day of the following fiscal year, and revenue and direct teaching costs are not recognized during July and August in line with our accounting policies.

Increased Focus on Premium Schools

In fiscal 2012, we made a strategic decision to no longer bid on new learning services contracts and gradually phase out some of our existing contracts.  As a result, our premium schools revenue, as a percentage of our total revenue, has grown significantly.  In fiscal 2012, 2013 and 2014, revenue from our premium schools represented 84.7%, 91.2% and 96.2%, respectively, of our total revenue.  In fiscal 2014, other revenue, which is predominantly revenue from learning services, accounted for 3.8% of our revenue and contributed 2.6% of our Adjusted EBITDA (before the allocation of central and regional costs).  In the three years ended August 31, 2014, we acquired 17 schools in Switzerland, China, Thailand, the United States, Qatar, Spain, Singapore and Cambodia and have expanded capacity at our schools in China, ME/SEA and Europe. In September 2014, we opened new schools in Hong Kong and Dubai.  We expect to further expand our network of premium schools and increase capacity at existing schools.

Macroeconomic Conditions

The results of our operations are indirectly affected by general economic conditions in each of the countries in which we operate, which may influence the demand for premium schools education and the tuition fees we are able to charge at our schools.  As a result of the importance parents place on education in the markets in which we operate and the relative resilience shown by expatriate flows during difficult economic conditions, we believe our revenue and profitability are resilient to fluctuations as a result of macro-economic conditions.  We have grown our business significantly since 2008 despite a challenging global economic climate.  Total enrollment in our schools has grown at a CAGR of 29% from the end of fiscal 2008 to the end of fiscal 2014, and we have raised our tuition fees by an average of approximately 4-5% over the last three years.

Currency Translation

We conduct our business in several major currencies, most notably the Chinese renminbi, Swiss franc, Polish zloty, pound sterling, U.A.E. dirham, Qatari riyal, Euro, Thai baht, Hong Kong dollar, Singapore dollar, Cambodian riel and U.S. dollar, while our reporting currency is the U.S. dollar.  Prior to our acquisition of WCL Group in May 2013, almost all of our revenue was recorded in currencies other than the U.S. dollar.  Fluctuations in exchange rates between the U.S. dollar and our other operating currencies affect the translation of our results and the net assets or liabilities of our overseas entities into U.S. dollars.

In fiscal 2012, all of our material operating currencies except the Chinese renminbi weakened against the U.S. dollar which negatively influenced our results in that period.

In fiscal 2013, there was a more mixed impact with the Chinese renminbi, the Polish zloty and Thai baht all strengthening against the US dollar while the British pound and the Swiss franc weakened against the dollar.  Overall, the impact of these movements positively influenced our results in that period.

In fiscal 2014, there was also a mixed impact with the Chinese renminbi, the Polish zloty, British pound, Euro and Swiss Franc all strengthening against the US dollar while the Thai baht weakened against the dollar.  Overall, the impact of these movements positively influenced our results in that period.

Substantially all of our revenues and costs are denominated in the local currencies of the countries in which we operate.  We recognize translational gains and losses primarily upon the conversion of our foreign currency denominated earnings into U.S. dollars through other comprehensive income.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.  The pro forma financial data for the year ended August 31, 2013 give effect to our acquisition of WCL Group as though it had occurred on September 1, 2012.

	Year Ended August 31,
	2012	2013	2013	2014
	Actual	Actual	Pro forma	Actual
			(unaudited)
	(in millions of dollars, except per share data)
Revenue (segment)
Premium Schools
China	111.5	137.7	137.7	165.6
Europe	111.2	115.8	127.6	136.0
ME/SEA	—	33.9	55.2	86.0
North America	—	7.6	59.9	65.8
Sub Total	222.7	295.0	380.4	453.4
Loss making start-up schools	9.8	0.3	2.3	3.0
Total Premium Schools	232.5	295.3	382.7	456.4
Other	41.9	28.4	32.3	18.2
Total Revenue	274.4	323.7	415.0	474.6

Adjusted EBITDA (segment)
Premium Schools
China	53.8	66.8	66.8	78.4
Europe	25.6	22.7	25.5	26.0
ME/SEA	—	5.9	11.8	22.2
North America	—	0.2	19.1	24.0
Total Premium Schools	79.4	95.6	123.2	150.6
Other	10.3	6.6	7.6	4.0
Central and regional expenses	(17.5)	(22.8)	(27.4)	(26.4)
Adjusted EBITDA	72.2	79.4	103.4	128.2
Loss making start-up schools	(2.0)	0.1	(0.8)	(0.8)
Adjusted EBITDA including loss making start-up schools	70.2	79.5	102.6	127.4

Adjusted Net Income	(2.4)	(1.4)	9.8	23.6

We use EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies.  Adjusted EBITDA excludes EBITDA losses attributable to loss-making start-up schools that have been open less than three years. We consider this a more directly comparable supplemental financial measure for evaluating the performance of our schools.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income

Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, (loss)/profit for the following periods:

	Year Ended August 31,
	2012	2013	2013	2014
	Actual	Actual	Pro forma	Actual
	(unaudited)
	(in millions of dollars, except per share data)
(Loss)/Profit for the period	(37.4)	(23.3)	(16.0)	(90.4)
Income tax expense	16.4	19.3	18.6	25.7
Net financing expense(1)	47.7	49.0	57.4	53.5
Exceptional items(2)	12.5	17.7	9.1	100.2
Impairment of goodwill(3)	10.7	—	—	—
Amortization	3.5	5.7	8.8	10.4
Depreciation	9.9	11.7	16.0	23.4
EBITDA	63.3	80.1	93.9	122.8

Loss on disposal of property, plant and equipment(4)	0.3	0.1	0.1	0.1
FX loss/(gain) (5)	4.6	(4.0)	(1.8)	(4.0)
Pre-opening losses(6)	—	—	—	4.1
Loss making start-up schools(7)	2.0	(0.1)	0.8	0.8
Pre-acquisition and corporate structuring costs(8)	0.6	—	0.8	—
Share based payments(9)	0.6	0.1	6.4	3.1
Management fees(10)	—	3.3	3.3	1.2
Other	0.8	(0.1)	(0.1)	0.1
Adjusted EBITDA	72.2	79.4	103.4	128.2

Depreciation	(9.9)	(11.7)	(16.0)	(23.4)
Net Financing Expense(1)	(47.7)	(49.0)	(57.4)	(53.5)
Income Tax Expense	(16.4)	(19.3)	(18.6)	(25.7)
Tax Adjustments(11)	(0.6)	(0.8)	(1.6)	(2.0)
Adjusted Net Income	(2.4)	(1.4)	9.8	23.6

Adjusted Earnings per Ordinary Share (in dollars)(12)
Basic	(0.03)	(0.02)	0.13	0.28
Diluted	(0.03)	(0.02)	0.13	0.28
Pro forma Adjusted Earnings per Ordinary Share (in dollars) (13)
Basic				0.24
Diluted				0.24

(1)                                 On March 31, 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014. The new term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%. Based on these interest rates, assuming our new term loan had been fully drawn during fiscal 2014, and that none of our notes were outstanding during fiscal 2014, we estimate that our net interest expense, before tax, would have decreased by approximately $25.0 million for fiscal 2014.

(2)                                 In fiscal 2011, exceptional items included expenses related to the relocation of our central services function to Hong Kong. In fiscal 2012, 2013 and 2013 pro forma, exceptional items included expenses primarily related to the acquisition of schools, including associated transaction and integration costs, and transaction management fees paid to Baring Private Equity Asia or its affiliates associated with our notes issuances. In fiscal 2014, exceptional items primarily related to the costs associated with our initial public offering and refinancing and expenses related to the acquisitions of schools, including associated transaction and integration costs.  In fiscal 2014, we incurred exceptional charges of $89.9 million related to the redemption of our outstanding notes, including the release of $12.9 million of prepaid costs.

(3)                                 In fiscal 2012, impairment of goodwill included the non-cash impairment charge on the remaining balance of the goodwill relating to learning services in the Middle East.

(4)                                 In fiscal 2012 and 2013, includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts in the UK.

(5)                                 Represents foreign currency translational gains primarily associated with our inter-company balances.

(6)                                 In fiscal 2014, includes the pre-opening costs associated with the opening of our schools in Hong Kong and Dubai in September 2014.

(7)                                 In fiscal 2012, represents the EBITDA losses attributable to our school in Abu Dhabi.  In fiscal 2013 actual and pro forma, represents the EBITDA losses attributable to our schools in Abu Dhabi and New York.  In fiscal 2014, represents the EBITDA losses attributable to our school in New York.

(8)                                 In fiscal 2012, represents costs associated with changes to our corporate structure and lending arrangements to enable us to acquire our schools in Switzerland. In fiscal 2013 pro forma, represents costs incurred by WCL Group in connection with our acquisition of WCL Group.

(9)                                 In fiscal 2012, 2013 and 2014, represents non-cash charges associated with equity investments in our company by members of our management. In 2013 pro forma, includes non-cash charges associated with share-based compensation of WCL Group.

(10)                          Represents management fees paid to Premier Education Holdings Ltd.

(11)                          Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.

(12)                         Adjusted Earnings per Ordinary Share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the years ended August 31, 2012 and 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million.

(13)                          Pro forma Adjusted Earnings per Ordinary Share is calculated by dividing Adjusted Net Income for the period by the number of ordinary shares outstanding following completion of our initial public offering. On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share.  The basic and diluted weighted average ordinary shares outstanding for fiscal 2014 would have been 97.7 million and 97.9 million ordinary shares, respectively.

Principal Components of Our Results of Operations

Revenue

Revenue is recognized net of indirect taxes, returns, rebates and discounts.  Sales of services which have been invoiced but not yet recognized as revenue are included on the balance sheet as deferred income and accounted for within trade and other payables.

School fee income

School fee income comprises tuition fees and income from ancillary sources, including registration fees, examinations, school trips, bus transportation and lunch fees.  School fee income is generally payable in advance, on or before the first day of each term.  We generally recognize school fee income over the ten months of the school terms from September to June.  Where we receive fees in advance of more than one term, the income is recognized over the months in the terms for which payment has been made.  At a majority of our schools, our terms and conditions require a full term’s notice of withdrawal for a refund of prepaid tuition.  The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds.

Cost of Sales

Cost of sales primarily represents direct educational expenses and consultancy expenses.  Direct educational expenses primarily consist of salary and benefits for school principals, teaching staff and lecturers employed in our schools and the cost of teaching materials, school lunches, bus services and certain after school activities.

Consultancy expenses include the cost of independent consultants we use in the delivery of our learning services contracts.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation and associated expenses for our management, finance, human resources, marketing, education policy and administrative personnel at our corporate headquarters as well as regional teams in China, Europe, ME/SEA and North America.  Selling, general and administrative expenses also include compensation and associated costs for our admissions and marketing personnel and other support staff in our schools and outside professional fees, legal fees, audit fees and fees for tax advisory, property costs, including the rent costs of our schools and other corporate expenses.  Unrealized foreign exchange gains and losses due primarily to retranslation of currencies on our inter-company balances are also included in our selling, general and administrative expenses but are added back or deducted when calculating our Adjusted EBITDA, as are any gains or losses on the disposal of property, plant and equipment.

Other Operating Expenses

Other operating expenses consist primarily of amortization and impairment charges on intangible assets, depreciation expenses and other non-operating expenses.

Finance Income

Finance income primarily consists of interest on bank deposits.

Finance Expenses

Finance expenses represent interest on borrowings and financial leases, shareholder loan notes and certain other miscellaneous interest costs.

Income Tax Expense

Income tax expense consists of corporate income tax in the jurisdictions in which we operate as well as withholding taxes on dividends.  Income tax expense also includes a charge or credit for deferred tax.  Fluctuations in our effective tax rate are primarily attributed to changes in the operating results of our subsidiaries, which are subject to various tax rates and tax concessions in their respective jurisdictions.

Critical Accounting Policies

Critical accounting policies are those that require application of our management’s most difficult, subjective or complex judgments often as a need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.  Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

We have described below the critical accounting policies that our management believes are the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our school year runs from approximately September 1 through to the end of June, with term 1 from September to December, term 2 from January to March and term 3 from April to June.  School fees are payable in advance on or before the first day of each term.  When fees are invoiced in advance for future months, they are deferred in the balance sheet and released to revenue in the month to which they relate.  This policy reflects the profile of our service delivery across the fiscal year.  Our direct learning costs are accrued and recognized on a similar basis.  As our fiscal year runs from September 1 to August 31, the majority of our earnings from our schools division are recognized over the first 10 months of the year, and on a quarterly basis three-tenths of our school fee income is recognized in each of our first three quarters, and one-tenth of our school fee income is recognized in our final quarter.  This results in a significantly reduced operating profit for the fourth quarter compared to our first three quarters, while our indirect teaching costs and other costs are recognized as incurred across each quarter.

The revenue and costs of our learning services contracts and the costs of our central and regional support teams are recognized over 12 months.  A degree of judgment is exercised where contracts have an element of revenue earned based on the delivery of contract milestones.  Contract revenue and performance are monitored and any revisions to estimated revenue recognition are recorded in the period in which they are identified.

Goodwill and Intangible Assets

For the purpose of assessing impairment, assets are generally grouped into geographic regions as this represents the lowest levels for which there are separately identifiable cash flows.  Intangible fixed assets that are not subject to amortization are tested annually for impairment.  Goodwill and brand names with indefinite lives are the only intangible assets that are not subjected to amortization.  Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if those assets are identifiable and their fair value can be measured reliably.  The initial identification of intangible assets requires considerable judgment in respect to the classification of the assets and in the assessment of their life.  In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital.

Pensions

We maintain three defined benefit plans in the UK and similar arrangements in our schools in Switzerland and Thailand, for which we have recorded a pension liability.  This liability is based upon an actuarial valuation that requires a number of assumptions including discount rate, mortality rates and actual returns on plan assets that may necessitate material adjustments to the liability in the future.  The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions.  Details of the principal actuarial assumptions used in calculating the recognized liability for the plans are given in note 18 of the audited financial statements for fiscal 2014, which is included elsewhere in this annual report.

Taxation

We are subject to income and other taxes in the various jurisdictions in which we operate.  Judgments are required in determining the consolidated provision for income and other taxes.  During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain.  As a result, we recognize tax liabilities for anticipated issues arising from tax audits based on our estimates of whether additional taxes might become due.  The amount of such liabilities is based on an assessment of several factors, including experience of previous tax audits and differing interpretations of local tax law.  This assessment relies on estimates and assumptions on future possible events and involves a series of complex judgments.  To the extent that the final outcome is different from the amounts recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary timing differences can be deducted.  Where the temporary differences relate to losses, the availability of the losses to offset against future forecast taxable profits is also considered.  Recognition therefore involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized.

Share-Based Compensation

The Group operates an equity settled share based compensation plan.

The fair value of the employee services received under share-based compensation plans is recognized as an expense in the income statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes and the Binomial method for long term incentive plans. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders’ equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

The application of both the Black-Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including, the following; volatility, risk free interest rate, expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share-based compensation plans could vary if significantly different assumptions were applied to the valuation models.

Seasonality

Premium Schools’ results are subject to seasonal fluctuation.  As outlined in the accounting policy for revenue recognition, school fee income is recognized over the school terms.

Our Results of Operations

The following table sets forth income statement data as a percentage of revenue indicated.

	Year Ended August 31,
	2012		2013		2014
	$ millions	% Revenue	$ millions	% Revenue	$ millions	% Revenue
Revenue	274.4	100.0%	323.7	100.0%	474.6	100.0%
Cost of sales	(126.5)	(46.1)%	(147.6)	(45.6)%	(214.4)	(45.2)%
Gross profit	147.9	53.9%	176.1	54.4%	260.2	54.8%
Selling, general and administrative expenses	(84.6)	(30.8)%	(96.0)	(29.7)%	(137.4)	(29.0)%
Depreciation	(9.9)	(3.6)%	(11.7)	(3.6)%	(23.4)	(4.9)%
Amortization	(3.5)	(1.3)%	(5.7)	(1.8)%	(10.4)	(2.2)%
Impairment of goodwill	(10.7)	(3.9)%	—	—	—	—
Exceptional expenses	(12.5)	(4.6)%	(17.7)	(5.4)%	(100.2)	(21.1)%
Total expenses	(121.2)	(44.2)%	(131.1)	(40.5)%	(271.4)	(57.2)%
Operating profit/(loss)	26.7	9.7%	45.0	13.9%	(11.2)	(2.4)%
Finance income	2.0	0.7%	2.3	0.7%	2.0	0.4%
Finance expense	(49.7)	(18.1)%	(51.3)	(15.8)%	(55.5)	(11.7)%
Net finance expense	(47.7)	(17.4)%	(49.0)	(15.1)%	(53.5)	(11.3)%
Loss before income tax	(21.0)	(7.6)%	(4.0)	(1.2)%	(64.7)	(13.6)%
Income tax expense	(16.4)	(6.0)%	(19.3)	(6.0)%	(25.7)	(5.4)%
Loss for the year	(37.4)	(13.6)%	(23.3)	(7.2)%	(90.4)	(19.0)%
Adjusted EBITDA	72.2	26.3%	79.4	24.5%	128.2	27.0%
Adjusted Net Income	(2.4)	(0.9)%	(1.4)	(0.4)%	23.6	5.0%

Year ended August 31, 2014 compared to year ended August 31, 2013

Revenue

Revenue increased $150.9 million, or 46.6% (44.7% on a constant currency basis), from $323.7 million in fiscal 2013 to $474.6 million in fiscal 2014. The rise was due to increased revenue from our premium schools, partly offset by a decrease in other revenue.

Revenue from our premium schools increased $161.1 million, or 54.5% (51.9% on a constant currency basis), from $295.3 million in fiscal 2013 to $456.4 million in fiscal 2014. This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain in fiscal 2013 and Singapore and Cambodia in fiscal 2014. $39.1 million of our premium schools revenue in fiscal 2014 was attributable to the schools we acquired at the end of fiscal 2013 in Bangkok and Guangzhou and the schools we acquired during fiscal 2014 in Singapore and Cambodia.  On a pro forma basis, including the schools we acquired as part of the acquisition of WCL Group in North America, Qatar and Spain in fiscal 2013, our premium schools revenue would have increased by 19.3% (17.9% on a constant currency basis) from $382.7 million in fiscal 2013 to $456.4 million in fiscal 2014.

Other revenue decreased $10.2 million, or 36.0%, from $28.4 million in fiscal 2013 to $18.2 million in fiscal 2014. This decrease was due to the completion of learning services contracts in Abu Dhabi, Saudi Arabia and Malaysia and reduced revenues from our remaining UK contracts.

Cost of Sales

Cost of sales increased by $66.8 million, or 45.3% (43.2% on a constant currency basis), from $147.6 million in fiscal 2013 to $214.4 million in fiscal 2014. The increase was primarily due to increased direct costs associated with the number of teachers added as a result of the schools we acquired in Bangkok, Guangzhou, North America, Qatar, Spain, Singapore and Cambodia. This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts, which resulted in a reduction in the number of consultants we employed.

Gross Profit

Gross profit increased $84.1 million, or 47.7%, from $176.1 million for the fiscal 2013 to $260.2 million in fiscal 2014, resulting in a gross profit margin of 54.4% for fiscal 2013 compared to 54.8% for fiscal 2014. The improvement in margin was largely due to the impact of tuition fee increases in excess of our cost inflation and increased enrollment within our existing schools.

Selling, General and Administrative Expenses

Selling, general and administrative (“SGA”) expenses increased $41.4 million, or 43.1% (40.9% on a constant currency basis), from $96.0 million for fiscal 2013 to $137.4 million for fiscal 2014. SGA expenses for both periods include charges for largely unrealized foreign exchange gains/losses, share-based payments and management fees. Adjusting for these items (see itemized adjustments in the Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $96.6 million for fiscal 2013 compared to $137.1 million in fiscal 2014, an increase of 41.9% and in line with the revenue increase of 46.6%.

Depreciation & Amortization Expenses

Depreciation expense increased $11.7 million, or 100.0%, from $11.7 million in fiscal 2013 to $23.4 million in fiscal 2014 due to the impact of the acquisitions mentioned above.

Amortization expense on intangible assets increased $4.7 million, or 82.5%, from $5.7 million in fiscal 2013 compared to $10.4 million in fiscal 2014 due to the impact of the acquisitions mentioned above.

Exceptional Expense

Exceptional expense increased $82.5 million, or 466.1%, from $17.7 million in fiscal 2013 to $100.2 million in fiscal 2014. The charge of $100.2 million in fiscal 2014 reflects the impact of our IPO and refinancing completed in the third quarter, including charges of $89.9 million related to the redemption of our outstanding notes (including the release of $12.9 million of prepaid costs). We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to the Hong Kong and Shanghai Bank in January 2014.

Net Financing Expense

Net financing expense increased by $4.5 million, or 9.2%, from $49.0 million for fiscal 2013 to $53.5 million for fiscal 2014, due to the additional interest expense from the $165.0 million 10.25% senior secured notes issued on July 3, 2013 to refinance the WCL Group acquisition plus the full period impact of the issuance of our $150.0 million 8.50%/9.50% PIK toggle notes on February 8, 2013, partially offset by the reduced interest expense on the $515.0 million term loan facility following the completion of our IPO.  The $515.0 million term loan and proceeds from our initial public offering were used to redeem the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.

Income Tax Expense

Income tax expense increased $6.4 million, or 33.1%, from $19.3 million in fiscal 2013 compared to $25.7 million in fiscal 2014, the increase primarily being due to the impact of higher profits in China.

Loss for the Year

As a result of the foregoing, our loss for the year increased from $23.3 million in fiscal 2013 to $90.4 million in fiscal 2014.

Adjusted EBITDA

Adjusted EBITDA increased by $48.8 million, or 61.5% (60.2% on a constant currency basis), from $79.4 million for fiscal 2013 to $128.2 million for fiscal 2014. On a pro forma basis the increase was $24.8 million, or 24.0% (23.2% on a constant currency basis) due to growth in FTEs, tuition fee increases and the impact of the Bangkok, Guangzhou, Singapore and Cambodia acquisitions. Adjusted EBITDA excludes the results of our loss making start-up schools.

Adjusted Net Income

Adjusted net income increased by $25.0 million from a loss of $1.4 million in fiscal 2013 to a profit of $23.6 million in fiscal 2014.

Year ended August 31, 2013 compared to year ended August 31, 2012

Revenue

Revenue increased $49.3 million, or 17.9% (17.2% on a constant currency basis), from $274.4 million in fiscal 2012 to $323.7 million in fiscal 2013. The rise was due to increased revenue from premium schools, partly offset by a decrease in other revenue. Revenue from our premium schools increased $62.8 million, or 27.0% (26.1% on a constant currency basis), from $232.5 million in fiscal 2012 to $295.3 million in fiscal 2013. This increase was primarily due to increases in FTEs and tuition fees, with $17.2 million the result of the full-year impact of revenue from the school we acquired in Pattaya, Thailand in August 2012, and $13.4 million from the partial year impact of schools we acquired through our acquisition of WCL Group.

Other revenue decreased $13.5 million, or 32.2%, from $41.9 million in fiscal 2012 to $28.4 million in fiscal 2013.

Cost of Sales

Cost of sales increased $21.1 million, or 16.7% (15.9% on a constant currency basis), from $126.5 million in fiscal 2012 to $147.6 million in fiscal 2013. This increase was primarily due to direct costs of $8.4 added as a result of the acquisition our school in Pattaya, Thailand in August 2012, direct costs of $5.4 million added as a result of our acquisition of WCL Group, and the additional direct expenses associated with the increased student numbers at our China schools.  This cost of sales increase was partially offset by a decrease in the cost of sales associated with learning services due to the completion of certain contracts, which reduced the number of consultants employed by us.

Gross Profit

Our gross profit increased $28.2 million, or 19.0%, from $147.9 million in fiscal 2012 to $176.1 million in fiscal 2013 resulting in a gross profit margin of 53.9% in fiscal 2012 and 54.4% in fiscal 2013. The slight increase in our gross profit margin was mainly due to the decrease in the contribution of the lower margin learning services business from fiscal 2012 to fiscal 2013.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased $11.4 million, or 13.5% (12.5% on a constant currency basis), from $84.6 million in fiscal 2012 to $96.0 million in fiscal 2013. This increase was primarily due to management fees of $3.3 million paid to Premier Education Holdings in fiscal 2013 which were not charged in fiscal 2012 and an increase in operating lease rental costs from $27.6 million in fiscal 2012 to $31.9 million in fiscal 2013, $0.8 million of which resulted from the acquisition of our school in Pattaya, Thailand, and $2.5 million from our acquisition of WCL Group. Following the IPO and the refinancing, we terminated our professional services and consultancy agreement with Premier Education Holdings. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In addition, there was a foreign exchange loss of $4.6 million in fiscal 2012 compared to a foreign exchange gain of $4.0 million in fiscal 2013. Finally, the last quarter of fiscal 2013 includes legacy head office costs of WCL Group because post-acquisition streamlining of corporate operations had not yet been completed in that quarter.

Depreciation & Amortization Expenses

Depreciation expense increased $1.8 million, or 18.2%, from $9.9 million in fiscal 2012 to $11.7 million in fiscal 2013 due to the impact of acquisitions made at the end of fiscal 2012 and the acquisition of our school in Pattaya, Thailand in August 2013.

There was no goodwill impairment charge in fiscal 2013 as the remaining goodwill against learning services was written-off in fiscal 2012, resulting in a decrease in impairment of goodwill of $10.7 million. This decrease was partially offset by increased amortization charges of $2.2 million, or 62.9%, from $3.5 million in fiscal 2012 to $5.7 million in fiscal 2013 due to the impact of acquisitions mentioned above.

Exceptional Expense

Exceptional expense increased $5.2 million, or 41.6%, from $12.5 million in fiscal 2012 to $17.7 million in fiscal 2013. Exceptional items in both fiscal 2012 and fiscal 2013 primarily relate to the costs of acquiring schools, including associated transaction and integration costs, and in fiscal 2012 a transaction management fee paid to Baring Private Equity Asia associated with the notes issuance in that fiscal year.

Finance Income

Finance income was $2.0 million in fiscal 2012 and $2.3 million in fiscal 2013 and was comprised primarily of interest on bank deposits.

Finance Expenses

Our finance expenses increased $1.6 million, or 3.2%, from $49.7 million in fiscal 2012 to $51.3 million in fiscal 2013 due to the higher interest expense on Nord Anglia Education (UK) Holdings plc’s senior secured notes ($325 million of senior secured notes were issued on March 28, 2012 and $165 million additional senior secured notes were issued on July 3, 2013) and our 8.50%/9.50% PIK toggle notes ($150 million PIK toggle notes were issued on February 8, 2013) compared to the interest expense on a bank facility which was repaid in full in March 2012. The increase in interest expense was partially offset by the reduced interest on shareholder loan notes following the redemption of all outstanding shareholder loan notes during fiscal 2012.

Income Tax Expense

Our income tax expense increased $2.9 million, or 17.7%, from $16.4 million in fiscal 2012 to $19.3 million in fiscal 2013, primarily due to tax payable on higher profits in China.

Loss for the Year

As a result of the foregoing, our loss for the year reduced from $37.4 million in fiscal 2012 to $23.3 million in fiscal 2013.

Adjusted EBITDA

Our Adjusted EBITDA increased $9.3 million, or 13.3% (12.5% on a constant currency basis), from $70.2 million in fiscal 2012 to $79.5 million for fiscal 2013 and Adjusted EBITDA as a percentage of revenue decreased from 25.6% in fiscal 2012 to 24.6% for fiscal 2013. The decrease in the margin was primarily due to the effect of the lower margins of the schools we acquired in Thailand, North America, Qatar and Spain, which was partially offset by increased enrollment in our Chinese schools and increased tuition fees. Our pro forma Adjusted EBITDA in fiscal 2013 was $103.4 million, which represents an increase of 47.3% (46.3% on a constant currency basis) over our fiscal 2012 Adjusted EBITDA of $70.2 million, primarily due to the completion of the WCL Group acquisition. See ‘‘Item 3. Key Information—A. Selected Financial Data”.  Adjusted EBITDA excludes the results of our loss making start-up schools.

B.                                    Liquidity and Capital Resources

The following table sets forth certain information relating to our cash flows for fiscal 2012, 2013 and 2014:

	Year Ended August 31,
$ millions	2012	2013	2014
Net cash generated from/(used in) operating activities	51.7	12.3	(51.3)
Net cash used in investing activities	(27.9)	(262.4)	(87.3)
Net cash (used in)/generated from financing activities	(2.2)	307.9	133.7
Cash and cash equivalents (end of period)	108.5	171.1	166.2

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools

We believe that our operating cash flows and available amounts under our senior secured revolving credit facility will be sufficient to fund our working capital requirements, anticipated capital expenditures and debt service requirements for the next twelve months.

Net Cash generated from/(used in) Operating Activities

Net cash generated used in operating activities was $51.3 million in fiscal 2014, primarily due to an operating profit before tax and non-cash expenses of $109.6 million and a cash inflow from working capital changes of $14.7 million, offset by tax paid of $25.2 million, interest paid of $73.4 million and the payment of $77.0 million in make-whole premium on redemption of our notes.  This represents a decrease of $63.6 million from the $12.3 million net cash generated from operating activities in fiscal 2013.  The main reasons for the decrease was an increase in interest paid of $27.6 million and the payment of $77.0 million in make-whole premium on redemption of our notes.

Net cash generated from operating activities was $12.3 million in fiscal 2013, primarily due to an operating profit before tax and non-cash expenses of $65.4 million and a cash inflow from working capital changes of $18.2 million, offset by tax paid of $25.5 million and interest paid of $45.8 million. This represents a decrease of $39.4 million from the $51.7 million generated in fiscal 2012. The main reason for the deterioration in net cash generated from operations was an increase in interest paid of $39.0 million and an increase in tax paid of $9.6 million, partly offset by an increase in working capital inflows in fiscal 2013.

Net cash generated from operating activities was $51.7 million in fiscal 2012, primarily due to an operating profit before tax and non-cash expenses of $59.3 million and a cash inflow from working capital changes of $15.1 million, partly offset by tax paid of $15.9 million and interest paid of $6.8 million.

Net Cash used in Investing Activities

Net cash used in investing activities was $87.3 million in fiscal 2014. This was primarily due to the net cash used in the acquisition of our schools in Singapore ($15.5 million) and Cambodia ($14.9 million) and capital expenditure of $53.6 million. Capital expenditure included the impact of the significant increase in the number of schools following our acquisitions in Thailand, China, North America, Qatar, Spain, Singapore and Cambodia as well as the refurbishment expenditure on our school in Hong Kong and the costs of our new schools in Aubonne and Dubai, which opened in September 2014.

Net cash used in investing activities was $262.4 million in fiscal 2013. This was primarily due to the net cash used in the acquisition of the WCL Group ($107.0 million) and the schools in Guangzhou ($20.6 million) and Bangkok ($11.2 million). Additionally, as part of our acquisition of WCL Group, we repaid $98.2 million of WCL Group’s third-party bank debt and shareholder loan notes. Capital expenditure in the year was $23.9 million, an increase of $12.6 million over fiscal 2012. This increase reflects expansion projects in our China, Central European and Houston premium schools as well as the significant increase in the size of the premium schools estate.

Net cash used in investing activities was $27.9 million for fiscal 2012. This was due to the net cash used in the acquisition of the La Côte International School ($1.0 million) and Regents International School Pattaya, Thailand ($16.7 million) and capital expenditure of $11.3 million.

Net Cash generated from/(used in) Financing Activities

Net cash from financing activities was $133.7 million in fiscal 2014. The inflow was primarily due to the IPO proceeds net of fees and expenses of $320.0 million and the draw-down of our new $515.0 million senior secured term loan in March 2014 offset by repayment of the notes of $640.0 million and the payment of $63.5 million to redeem preference shares and deferred shares on completion of the IPO.

Net cash from financing activities was $307.9 million in fiscal 2013. This was primarily due to proceeds of $140.0 million from the issue of share capital to fund the acquisition of WCL Group and the issuance of our $150.0 million of 8.50%/9.50% PIK Toggle Notes due 2018. In addition, Nord Anglia Education (UK) Holdings plc issued a further $165.0 million of 10.25% senior secured notes due 2017 to partially finance the acquisition of WCL Group and our premium schools in Bangkok and Guangzhou.

Net cash used in financing activities was $2.2 million in fiscal 2012. This was primarily due to proceeds from new loans ($25.7 million) and the payment of borrowing expenses primarily related to the issuance of Nord Anglia Education (UK) Holdings plc’s 10.25% senior secured notes due 2017 ($26.0 million).

Borrowings

The following table sets forth our outstanding long-term debt as of August 31, 2014.

August 31, 2014
(in millions of dollars)
Term Loan	502.4
Revolving Credit Facility	20.0
Total debt	522.4
Less current maturities	(23.2)
Long-term debt	499.2

We entered into a five-year senior secured revolving credit facility with Barclays Bank PLC on March 21, 2012, which provided for borrowings up to an aggregate of $20.0 million. On July 23, 2012, Barclays Bank PLC increased its commitment under the revolving credit facility from $20.0 million to $30.0 million, and on March 28, 2013, Barclays Bank PLC increased its commitment from $30.0 million to $40.0 million. On January 13, 2014, Barclays Bank PLC transferred its commitments under the facility to HSBC Bank PLC.

Borrowings under the revolving credit facility bore interest at LIBOR/EURIBOR plus an applicable margin. The applicable margin was 4.25% per annum, except that if no event of default has occurred and is continuing, the applicable margin was based on total net leverage ratio (as defined in the revolving credit facility agreement) as set forth below:

Total net leverage ratio (as defined in the revolving credit facility agreement)	Margin (%) per annum
Greater than 4:1	4.25
Greater than 3.5:1 but less than or equal to 4:1	3.75
Less than or equal to 3.5:1	3.25

On January 13, 2014, we entered into an additional three-year senior secured revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited, which provided for borrowings of up to $20 million. Borrowings under this facility bore interest at LIBOR/EURIBOR plus an applicable margin of 4.25% per annum.

On March 31, 2014, we entered into a new credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility.  The borrower under the credit agreement is a newly formed U.S. domestic limited liability company wholly owned by us.  On the same date, we drew down the term loan facility in full and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing Nord Anglia Education (UK) Holdings plc’s $490.0 million of 10.25% senior secured notes due 2017 and our $150.0 million of 8.50%/9.50% senior PIK toggle notes due 2018, both of which were fully redeemed as of April 14, 2014.  On March 31, 2014, we also repaid (and terminated) our senior revolving facilities described above.

Our new credit agreement contains a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                                          incur additional debt;

•                                          pay dividends or make other distributions or repurchase or redeem our shares;

•                                          make investments; sell assets, including capital stock of subsidiaries;

•                                          enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                                          consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                                          enter into sale and leaseback transactions;

•                                          enter into transactions with our affiliates; and

•                                          incur liens.

The credit agreement also contains certain customary affirmative covenants and events of default.

The new term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

Based on these interest rates, assuming our new term loan had been fully drawn during fiscal 2014, and that none of our notes were outstanding during fiscal 2014, we estimate that our net interest expense, before tax, would have decreased by approximately $25.0 million for fiscal 2014. We incurred an exceptional charge of approximately $89.9 million related to the redemption of our notes in the three months ending May 31, 2014 (including the release of $12.9 million of prepaid costs).

Revolving loans under the credit agreement bear interest based on a margin ranging from 2.75% to 3.25% depending on our net leverage ratio, plus the applicable LIBOR rate.

Capital Expenditures

Our capital expenditures were $11.3 million, $23.9 million and $53.6 million in fiscal 2012, 2013 and 2014, respectively. Our capital expenditures were primarily related to capacity expansion and maintenance. Our maintenance capital expenditures were $6.4 million, $10.8 million and $14.0 million in fiscal 2012, 2013 and 2014, respectively. We fund our capital expenditures primarily by cash generated from our operations, sale of shares, borrowings from commercial banks and the issuance of debt securities. We expect to fund future capital expenditures primarily by cash generated from operating and financing activities.

C.                                    Research and Development, Patents and Licenses, Etc.

We do not conduct research and development activities.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since August 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                     Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. We are sometimes required to provide bid or performance bank guarantees on certain of our learning service contracts. These bank guarantees provide legal evidence of our liability to our client or financial institution acting on their behalf, so that if we should default, the third party can require payment directly from the bank and we would be liable for the debt. As of August 31, 2014, we had $10.6 million in such guarantees.

F.                                      Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of August 31, 2014:

Contractual Obligations (in millions of dollars)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Long-Term Debt Obligations	522.5	23.2	9.8	7.4	482.1
Operating Lease Obligations	713.5	54.3	122.9	81.9	454.4
Purchase Obligations(1)	31.6	31.6	0.0	0.0	0.0
Other Long-Term Liabilities(2)	6.0	2.3	3.7	0.0	0.0
Total	1,273.6	111.4	136.4	89.3	936.5

(1)                                 Purchase obligations represent committed purchases for services or goods that have not been received as at August 31, 2013.

(2)                                 Primarily relates to deferred consideration for Northbridge International School Cambodia and related party transactions in Collège Champittet.

Except as disclosed above and in Note 24 to our audited consolidated financial statements as of and for the year ended August 31, 2014 included elsewhere in this annual report, as of August 31, 2014, we did not have any material contingent liabilities or guarantees.

G.                                    Safe Harbor

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.                       Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Directors
Alan Kelsey	65	Chairman
Andrew Fitzmaurice	54	Chief Executive Officer and Director
Graeme Halder	51	Chief Financial Officer and Director
Jack Hennessy	45	Director
Kosmas Kalliarekos	49	Director
Carlos Watson	45	Director

Executive Officers
Professor Deborah Eyre(1)	60	Education Director
Philippe Lagger	46	Corporate Development Director
Nicola Duggan Redfern	45	Group Human Resources Director

(1)                                 In April 2014, Professor Deborah Eyre announced her decision to retire from her role as Education Director at the end of December 2014. We are working with Professor Eyre to identify a suitable successor and ensure an orderly transition.

Alan Kelsey has served as a member of our board of directors since November 2003 and became the chairman in January 2005.  Prior to joining us, Mr. Kelsey had more than 30 years’ experience in the investment banking industry and commerce.  Mr. Kelsey was the group corporate development director at National Express Group PLC, where he served as one of three executive directors between 1996 and 1998.  Also, Mr. Kelsey served as the senior independent director at PD Ports PLC (2004 to 2006) and at Stobart Group Ltd. (2011 to 2013).  In March 2013 he was appointed Chairman of Explore Learning.  Mr. Kelsey has a BA and MA from Oxford University and is a fellow of the Institute of Logistics and Transport.  In addition, Mr. Kelsey is a trustee of the Prince’s Teaching Institute.

Andrew Fitzmaurice has served as our chief executive officer and as a member of our board since April 2003.  From March 2000 until March 2003, Mr. Fitzmaurice served as chief executive officer of easyCar.com, an international online automobile rental company.  Prior to his tenure at easyCar.com, Mr. Fitzmaurice spent 13 years at TNT Express UK where he served in a variety of positions, including as division managing director.  Mr. Fitzmaurice graduated from the University of Wales Cardiff, Magna Cum Laude, with a degree in economics.

Graeme Halder has served as our chief financial officer since October 2010.  Mr. Halder has more than 20 years’ experience serving as a director and chief financial officer of both privately held and publicly listed companies with turnover ranging from $75 million to $3 billion in sectors including hospitality and leisure, retail and security services.  Prior to joining us, Mr. Halder was the interim chief financial officer of Camco International, an AIM listed company with operations in China, Southeast Asia, Russia, Africa and the United States.  For four years, Mr. Halder served as chief financial officer of Command Security Corporation, a NASDAQ quoted company with offices throughout the US. Mr. Halder has been an Associate Chartered Accountant since 1987.

Jack Hennessy has served as a member of our board of directors since August 2008.  Since January 2001, Mr. Hennessy has served as a managing director of Baring Private Equity Asia Pte. Ltd. and also serves as a member of the investment committee and portfolio management committee of Baring Private Equity Asia Group Limited.  Mr. Hennessy graduated from Monash University in Australia with degrees in engineering and science and received an M.B.A. from INSEAD.

Kosmas Kalliarekos has served as a member of our board of directors since August 2008.  Since 2008, Mr. Kalliarekos has served as a managing director of Baring Private Equity Asia Limited and also serves as a member of the portfolio management committee of Baring Private Equity Asia Group Limited.  Prior to joining Baring Private Equity Asia Limited, Mr. Kalliarekos was a founding member, senior partner and member of the executive committee of The Parthenon Group LLC, a global consulting firm, where he founded and headed the Global Education Industry Center of Excellence.  Mr. Kalliarekos graduated from The Wharton School of Business at the University of Pennsylvania and received an M.B.A. with high distinction from Harvard Business School.

Carlos Watson has served as a member of our board of directors since March 2014.  Mr. Watson is the founder and CEO of Ozymandias (“Ozy”), a digital news and culture magazine launched in September 2013.  From 2010 to 2012, Mr. Watson served as Managing Director in the investment banking division of The Goldman Sachs Group, Inc., where he focused on media and for-profit education companies.  Prior to joining Goldman Sachs, from 1995 to 1997, Mr. Watson worked as a consultant at McKinsey & Company, where he advised a wide range of Fortune 500 companies.  In 1997, Mr. Watson founded a successful venture-backed education company, Achieva College Prep Services, which he sold to The Washington Post Co.’s Kaplan education division in 2002.  Mr. Watson has also had a distinguished media career, serving as an anchor and analyst for CNN and MSNBC.  Mr. Watson won an Emmy Award in 2007 for his television interview specials.  Mr. Watson graduated cum laude from Harvard University with an A.B. in government and cum laude from Stanford Law School with a Juris Doctor degree.

Professor Deborah Eyre has served as our Education Director since December 2010 and as our senior educational consultant for the previous two years.  Prior to working with Nord Anglia Education, Professor Eyre was Director of the UK government’s flagship National Academy for Gifted and Talented Youth (NAGTY), based at the University of Warwick, and responsible for gifted education policy in all English schools (2002 to 2008).  Between 1997 and 2002, Professor Eyre served as Deputy Dean at the Oxford Brookes University Institute of Education responsible for research, post-graduate teaching and enterprise activity.  During her career, Professor Eyre has worked in a wide variety of educational positions and has advised governments and educational foundations in Hong Kong, South Africa, Kingdom of Saudi Arabia and Singapore on K-12 education.  She is a Visiting Senior Research Fellow at the University of Oxford and has an Honorary Professorship at University of Warwick.

Philippe Lagger has served as our Corporate Development Director since January 2010.  Mr. Lagger joined Nord Anglia Education in September 2009 as Managing Director for Collège Champittet.  Prior to that, from January 2006 to June 2009 he was Investment Director with the private equity firm Lydian Capital, where he generated and led initiatives in the education, food and leisure sectors.  Mr. Lagger started his career in Ciba Specialty Chemicals in Switzerland and India and then became a member of the Tetra Laval Group’s M&A team from February 2000 to December 2005.  Mr. Lagger earned an MSc from the Swiss Federal Institute of Technology and an MBA from the International Institute for Management Development in Lausanne, Switzerland.

Nicola Duggan Redfern has served Nord Anglia Education since January 30, 2012.  In her new role as Group Human Resources Director, based in Hong Kong, Ms. Duggan Redfern is responsible for leading the development, implementation of our human resources strategies across the group.  Prior to joining us, Ms. Duggan Redfern worked for HSBC as the Regional Finance Head of Organization Development, working with a community of 2,500 across 22 countries in the Asia Pacific region, as well as the global lead on a number of “people change” projects for the group.  Prior to that Ms. Duggan Redfern was the Human Resources Director of a creative arts tertiary institute in Singapore, the ASEAN recruitment lead for IBM, Singapore, and held numerous HR-related roles with Flight Centre in their head office in Brisbane, Australia.  Ms. Duggan Redfern graduated with a BSc (Hons) degree in Psychology from the University of Stirling, Scotland.

The business address for each of our executive officers and directors is Level 12, St George’s Building, 2 Ice House Street, Central, Hong Kong.

Employment Agreements

We have entered into employment agreements with our senior executive officers.  Under these employment agreements, each of our executive officers is employed until either we terminate, on three to 12 months’ notice, or the executive officer terminates, on either three or six months’ notice, such employment.  We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to gross misconduct, gross incompetence or willful neglect in the discharge of the executive officer’s duties, a conviction for certain crimes or certain acts of dishonesty or fraud.  These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets, technical data and know-how of our company or the confidential information of any third party, received by us.  In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement.  Specifically, each executive officer has agreed not to, for a period of either three or six months following the termination of the employment agreement, (i) carry on or be employed, engaged, concerned or interested in any business in direct competition with our business and with which the executive officer was involved in the course of employment with us during the 12 months preceding termination; (ii) negotiate with, solicit business from or endeavor to entice away from us, any person or entity who to the executive officer’s knowledge has been our customer, client, agent or supplier or in the habit of dealing with us within 12 months prior to such executive officer’s termination of employment; (iii) undertake to provide in competition with us services similar to those with which the executive officer was concerned during the 12 months prior to termination to any of our customers, clients, agents or suppliers during the 12 months prior to termination with whom the executive officer had dealings; (iv) solicit, interfere with, tender for or endeavor to entice away from us any contract, project or business in which the executive officer had dealings during the 12 months prior to termination; or (v) interfere with, solicit or endeavor to entice away from us, any senior management within 12 months prior to termination of employment with whom the executive officer had dealings during the 12 months prior to termination.

B.                                    Compensation

For the fiscal year ended August 31, 2014, we paid an aggregate of approximately $4.3 million in cash to our directors and executive officers. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the year ended August 31, 2014 was $0.0 million.

We have established a discretionary bonus plan which enables the compensation committee to grant cash bonus payments to employees and executive officers based on the attainment of financial or operational objectives as well as individual performance and development objectives.  Directors, other than Mr. Andrew Fitzmaurice, who participates in his capacity as Chief Executive Officer, and Mr. Graeme Halder, who participates in his capacity as Chief Financial Officer, are excluded from this plan.  The discretionary bonus plan is administered by, and any bonus payments are made at the sole discretion of, the compensation committee.

Our directors and shareholders have authorized our 2014 Equity Incentive Award Plan, which provides for the issuance of up to 9,800,000 of our ordinary shares.  The following table summarizes the outstanding awards as of November 9, 2014 that we granted to our directors and executive officers and other individuals as a group:

	Number of Shares Covered by Award	Aggregate Purchase price	Exercise price	Expiration Date
Directors and Executive Officers
Restricted shares	13,851	$7,500	N/A	N/A
	13,937	$139.37	N/A	N/A
Restricted share units	13,956	N/A	N/A	N/A
Options	212,600	N/A	$18.00	May 30, 2024
All other Plan Participants as a Group
Options	236,100	N/A	$18.00	May 30, 2024

2014 Equity Incentive Award Plan

We have adopted the Nord Anglia Education, Inc. 2014 Equity Incentive Award Plan (the “2014 Incentive Plan”).  The purpose of the 2014 Incentive Plan is to promote our success and enhance our value by linking the individual interests of our non-employee directors, employees and consultants to those of our shareholders by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders.  The 2014 Incentive Plan is also intended to provide us flexibility in our ability to motivate, attract, and retain the services of non-employee directors, employees and consultants upon whose judgment, interest and special effort we are largely dependent.  The principal features of the 2014 Incentive Plan are summarized below.

Share Reserve and Award Limits

Under the 2014 Incentive Plan, 9,800,000 of our ordinary shares have been reserved for issuance pursuant to a variety of share-based compensation awards that may be awarded under the 2014 Incentive Plan.  The maximum number of our ordinary shares that may be subject to one or more awards granted to any person pursuant to the 2014 Incentive Plan during any calendar year will be 1,200,000 and the maximum amount that may be paid in cash to any one person during any calendar year with respect to one or more awards payable in cash shall be $10.0 million.  Such maximums will not, however, apply to the extent that the deduction limitation set forth in Section 162(m) of the Internal Revenue Code of 1986 does not apply to us (because we are a foreign private issuer, are exempt under Section 162(m) transition rules or otherwise).  In addition to the foregoing limits, no non-employee director will be granted awards pursuant to the 2014 Incentive Plan with an aggregate value (determined as of the date of grant under applicable accounting standards) in excess of $5.0 million during any fiscal year.

Types of Awards

The types of awards we may grant under the 2014 Incentive Plan include the options to purchase our ordinary shares at a specified price and in a specified period determined by our compensation committee.  Under the 2014 Incentive Plan, we may also grant awards of our (1) restricted shares, (2) restricted share units, (3) performance awards, (4) dividend equivalents, (5) share payments, (6) deferred shares, (7) deferred share units and (8) share appreciation rights, under the terms and conditions determined by our compensation committee.

•                                          Share Options will provide for the right to purchase our ordinary shares at a specified price which, except as otherwise determined by the administrator, shall not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator.  The 2014 Incentive Plan provides that share options may be granted for any term specified by the administrator that does not exceed ten (10) years.  To the extent the share options are governed by US tax laws, the share options may be either “non-qualified share options” or “incentive share options.” Incentive share options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986 and will be subject to specified restrictions contained in the Internal Revenue Code of 1986.  Among such restrictions, ISOs will have an exercise price of not less than the fair market value of an ordinary share on the date of grant, will only be granted to employees, and will not be exercisable after a period of ten (10) years measured from the date of grant.  In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2014 Incentive Plan provides that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and that the ISO must not be exercisable after a period of five (5) years measured from the date of grant.

•                                          Restricted Shares may be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator.  Restricted shares, typically, will be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met.  The 2014 Incentive Plan provides that restricted shares generally may not be sold or otherwise transferred until restrictions are removed or expire.  Recipients of restricted shares, unlike recipients of share options, will have voting rights and will generally have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, in the sole discretion of the administrator, any extraordinary dividends will not be released until restrictions are removed or expire.

•                                          Restricted Share Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator.  The 2014 Incentive Plan provides that, like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire.  Unlike restricted shares, ordinary shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the ordinary shares are released.

•                                          Performance Awards (including performance share units and performance cash bonuses) may be granted by the administrator in its discretion to any eligible individual, and may include, without limitation, restricted shares the restrictions with respect to which lapse upon the attainment of specified performance goals, restricted share units that vest and become payable upon the attainment of specified performance goals, share bonus awards that become payable upon the attainment of specified performance goals and other performance awards that vest or become exercisable or payable upon the attainment of one or more specified performance goals.  The value of performance awards, including performance share units, may be linked to any one or more specified performance criteria or other specific criteria determined by the administrator, in each case on a specified date or dates or over any period or periods and in such amounts as may be determined by the administrator.  Performance awards, including performance share unit awards, may be paid in cash or in ordinary shares or in a combination of cash and ordinary shares.

•                                          Dividend Equivalents will represent the value of the dividends, if any, per ordinary share paid by us, calculated with reference to the number of ordinary shares covered by the award.  The 2014 Incentive Plan provides that dividend equivalents may be settled in cash or ordinary shares and at such times as determined by the administrator.

•                                          Share Payments will be payments made to eligible individuals as authorized by the administrator in its discretion in the form of ordinary shares or an option or other right to purchase ordinary shares, and may be made as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to such eligible individual, and may be subject to a vesting schedule, including vesting upon the attainment of performance criteria, in which case the share payment will not be made until the vesting criteria have been satisfied.

•                                          Deferred Share Awards will represent the right to receive ordinary shares on a future date.  The 2014 Incentive Plan provides that deferred shares may not be sold or otherwise hypothecated or transferred until issued.  Deferred shares will not be issued until the deferred share award has vested, and recipients of deferred shares generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the ordinary shares are issued.  Deferred share awards generally will be forfeited, and the underlying ordinary shares will not be issued, if the applicable vesting conditions and other restrictions are not met.

•                                          Deferred Share Unit Awards will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator.  Each deferred share unit shall entitle the holder thereof to receive one ordinary share on the date the deferred share unit becomes vested or upon a specified settlement date thereafter.  The 2014 Incentive Plan provides that, like deferred shares, deferred share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire.  Unlike deferred shares, deferred share units may provide that ordinary shares underlying the deferred share units will not be issued until a specified date or event following the vesting date.  Recipients of deferred share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the ordinary shares underlying the award have been issued to the holder.

•                                          Share Appreciation Rights (“SARs”) may be granted in the administrator’s discretion in connection with share options or other awards, or separately.  SARs granted in connection with share options or other awards typically will provide for payments to the holder based upon increases in the price of our ordinary shares over a set exercise price.  The exercise price of any SAR granted under the 2014 Incentive Plan generally will be at least 100% of the fair market value of a share of our common stock on the date of grant.  There are no restrictions specified in the 2014 Incentive Plan on the exercise of SARs or the amount of gain realizable therefrom, although the 2014 Incentive Plan provides that restrictions may be imposed by the administrator in the SAR agreements.  SARs granted under the 2014 Incentive Plan will be settled in cash or ordinary shares, or in a combination of both, at the election of the administrator.

Eligibility

The 2014 Incentive Plan provides that awards may be granted to individuals who will then be our non-employee directors, employees or consultants or the non-employee directors, employees or consultants of certain of our subsidiaries; provided, however, that in the United Kingdom awards may be granted only to employees of our company or subsidiaries.

Plan Administration

The compensation committee of our board of directors (or other committee as our board of directors may appoint) administers the 2014 Incentive Plan unless our board of directors assumes authority for administration.  Notwithstanding the foregoing, our full board of directors acting by a majority of its members in office conducts the general administration of the 2014 Incentive Plan with respect to awards granted to non-employee directors.  The committee (or board of directors with respect to awards granted to non-employee directors) determines the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any performance criteria, any reload provision, any restrictions or limitations on the awards, vesting schedules, lapse of forfeiture restrictions or restrictions on the exercisability of the awards, any acceleration or waivers thereof, and any provision related to non-competition and recapture of gain on the awards.

Award Agreements

Awards granted under the 2014 Incentive Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award.  Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends.  The certificates and book entry procedures may be subject to counsel’s advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

Transfer Restrictions

The 2014 Incentive Plan generally provides that awards granted under the 2014 Incentive Plan may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the administrator, pursuant to a domestic relations order as defined by the Internal Revenue Code of 1986 or Title I of the Employee Retirement Income Security Act of 1974 or similar non-US law, unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed.

Forfeiture and Claw-Back Provisions

The 2014 Incentive Plan provides that the administrator has the right to provide, in an award agreement or otherwise, or to require a holder to agree by separate written or electronic instrument, that:  (1) (a) any proceeds, gains or other economic benefit actually or constructively received by the holder upon any receipt or exercise of the award, or upon the receipt or resale of any shares underlying the award, must be paid to the company, and (b) the award will terminate and any unexercised portion of the award (whether or not vested) will be forfeited, if (i) a termination of service occurs prior to a specified date, or within a specified time period following receipt or exercise of the award, or (ii) the holder at any time, or during a specified time period, engages in any activity in competition with us, or which is inimical, contrary or harmful to our interests, as further defined by the administrator or (iii) the holder incurs a termination of service for “cause” (as such term is defined in the sole discretion of the administrator, or as set forth in a written agreement relating to such award between us and the holder); and (2) all awards (including any proceeds, gains or other economic benefit actually or constructively received by the holder upon any receipt or exercise of any award or upon the receipt or resale of any shares underlying the award) will be subject to the provisions of any claw-back policy implemented by us, including, without limitation, any claw-back policy adopted to comply with the requirements of any applicable law, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable award agreement.

Amendments or Termination

The 2014 Incentive Plan provides that our board of directors or the compensation committee, as applicable, may terminate, amend or modify the 2014 Incentive Plan at any time and from time to time.  However, the 2014 Incentive Plan generally requires us to obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange requirement), including in connection with any amendments to increase the number of shares available under the 2014 Incentive Plan (other than in connection with certain corporate events, as described below).

The 2014 Incentive Plan provides that in the event of any changes affecting our ordinary shares or the price of our ordinary shares, the plan administrator may make proportionate and equitable adjustments to reflect such changes.  Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover or dissolution or any other unusual or nonrecurring transaction or event, the plan administrator may, in its discretion, provide for the termination, replacement or assumption of awards granted under the 2014 Incentive Plan, make adjustments in the aggregate number and type of shares subject to the 2014 Incentive Plan or to the terms and conditions, including grant or exercise price or performance criteria applicable to awards outstanding on the date of such change to prevent dilution or enlargement of potential benefits intended to be available thereunder, or provide that the awards become exercisable, payable or fully vested.  The 2014 Incentive Plan will expire and no further awards may be granted after the tenth anniversary of the date that the 2014 Incentive Plan was adopted.

Securities Laws

The 2014 Incentive Plan is designed to comply with all applicable provisions of the Securities Act and the Exchange Act and, to the extent applicable, any and all regulations and rules promulgated by the SEC thereunder.  The 2014 Incentive Plan is administered, and share options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.  We have filed with the SEC a registration statement on Form S-8 covering the ordinary shares issuable under the 2014 Incentive Plan.

Non-US Participants

Certain employees, non-employee directors and consultants who provide services to us outside of the U.S. may receive awards under the 2014 Incentive Plan.  In order to comply with the laws in countries other than the United States in which we (either directly or through subsidiaries) operate or have employees, non-employee directors or consultants, or in order to comply with the requirements of any foreign securities exchange, the administrator has the power and authority to:  (a) determine which of our subsidiaries will be covered by the 2014 Incentive Plan; (b) determine which employees, non-employee directors or consultants outside the United States will be eligible to participate in the 2014 Incentive Plan; (c) modify the terms and conditions of any award granted to employees, non-employee directors or consultants outside the United States to comply with applicable foreign laws or listing requirements of any such foreign securities exchange; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and (e) take any action, before or after an award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign securities exchange.  However, notwithstanding the foregoing, the 2014 Incentive Plan provides that the plan administrator may not take any such action with respect to non-US participants if it would violate any applicable law.

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors.  A director is not required to hold any shares in the company by way of qualification.  A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction.  The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party. No director is entitled to any severance benefits upon termination of his or her employment with our company.

Cayman Islands law does not require our directors to be independent.  We comply with the New York Stock Exchange requirement that our board comprises a majority of independent directors.

Committees of the Board of Directors

We have established three committees under the board of directors:  the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees which can be found on the investor relations section of our website. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Carlos Watson, Alan Kelsey and Jack Hennessy, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  Messrs. Watson and Kelsey also satisfy the independence requirements of Rule 10A-3 under the Exchange Act.  Mr. Watson is the chair of our audit committee and qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.  The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding:  (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditor.  The audit committee is responsible for, among other things:

•                                          selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•                                          reviewing with our independent auditors any audit problems or difficulties and management’s response;

•                                          reviewing and approving all proposed related-party transactions;

•                                          discussing the annual audited financial statements with management and our independent auditors;

•                                          reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                                          annually reviewing and reassessing the adequacy of our audit committee charter;

•                                          such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•                                          meeting separately and periodically with management and our internal and independent auditors; and

•                                          reporting regularly to the full board of directors.

In the fiscal year ended August 31, 2014, our audit committee held four meetings.

Compensation Committee.  Our compensation committee consists of Alan Kelsey, Jack Hennessy and Kosmas Kalliarekos, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  Mr. Kelsey is the chair of our compensation committee.  The compensation committee is responsible for, among other things:

•                                          approving and overseeing the compensation package for our executive officers;

•                                          reviewing and making recommendations to the board with respect to the compensation of our directors;

•                                          reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•                                          reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In the fiscal year ended August 31, 2014, our compensation committee held two meetings and passed three resolutions by unanimous written consent.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee consists of Alan Kelsey, Jack Hennessy, Carlos Watson and Kosmas Kalliarekos, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  Mr. Hennessy is the chair of our corporate governance and nominating committee.  The corporate governance and nominating committee is responsible for, among other things:

•                                          identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•                                          reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

•                                          identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•                                          advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•                                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In the fiscal year ended August 31, 2014, our corporate governance and nominating committee did not hold any meetings nor pass any resolutions by unanimous written consent.

Duties of Directors

In summary, directors and officers owe the following fiduciary duties under Cayman Islands law:

•                                          duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;

•                                          duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•                                          duty not to improperly fetter the exercise of future discretion;

•                                          duty to exercise powers fairly as between different sections of shareholders;

•                                          duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•                                          duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature.  This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

•                                          the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company; and

•                                          the general knowledge, skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position.  However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors.  This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Terms of Directors and Officers

Shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting are entitled, by notice in writing to the company from time to time, to appoint any natural person or corporation to be a director and to remove and/or replace any director. Unless re-appointed or removed from office pursuant to the preceding sentence, each director is appointed for a term expiring at our next-following annual general meeting. The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with our articles of association as the maximum number of directors.  The office of a director shall be vacated if: (a) the director gives notice in writing to the company that he resigns the office of director, (b) the director absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he has by reason of such absence vacated office, (c) the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, (d) the director is found to be or becomes of unsound mind, or (e) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with our articles of association or by a resolution in writing signed by all of the other directors.

D.                                    Employees

See “Item 4. Information on the Company—B. Business Overview—Our Teaching, Administrative, Regional and Central Support Staff.”

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 9, 2014, by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of November 9, 2014 including through the exercise of any option, warrant or other right or the conversion of any other security.  These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Andrew Fitzmaurice	1,954,005	2.0
Graeme Halder	*	*
Alan Kelsey	*	*
Jack Hennessy(1)	—	—
Kosmas Kalliarekos(1)	—	—
Carlos Watson	*	*
Professor Deborah Eyre	*	*
Philippe Lagger	*	*
Nicola Duggan Redfern	*	*
All directors and executive officers as a group	2,966,924	3.0

Principal Shareholders:
Premier Education Holdings Ltd(2)	70,575,810	72.2

*                                         Less than 1% of our total outstanding ordinary shares

(1)                                 Does not include ordinary shares held by Premier Education Holdings Ltd.  Each of Messrs. Hennessy and Kalliarekos is a director of Premier Education Holdings Ltd and, as a result, and by virtue of the relationships described in footnote (2) below, may be deemed to share beneficial ownership of the shares held by Premier Education Holdings Ltd.  Each of Messrs. Hennessy and Kalliarekos disclaims beneficial ownership of the shares held by Premier Education Holdings Ltd.

(2)                                 The Baring Asia Private Equity Fund III (“Fund III”) and The Baring Asia Private Equity Fund IV (“Fund IV”) and certain affiliates hold approximately 96% of the shares in Premier Education Holdings.  The general partner of Fund III is Baring Private Equity Asia GP III, L.P. (“Fund III GP”).  The general partner of Fund III GP is Baring Private Equity Asia GP III Limited (“Fund III Limited”).  The general partner of Fund IV and such affiliates is Baring Private Equity Asia GP IV, L.P. (“Fund IV GP”).  The general partner of Fund IV GP is Baring Private Equity Asia GP IV Limited (“Fund IV Limited”).  As the sole shareholder of Fund III Limited and Fund IV Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to our shares beneficially owned by Fund IV and its affiliates, but disclaims beneficial ownership of such shares.  The address of Fund III GP, Fund IV GP, Fund III Limited, Fund IV Limited and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders.  As of November 9, 2014, we had 22,642,040 ordinary shares held by two U.S. resident shareholders of record, representing approximately 23.2% of total voting power.

None of our existing shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                       Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Our controlling shareholder is Premier Education Holdings, Ltd., which is controlled by Baring Private Equity Asia.

During the year ended  August 31, 2014, we paid Premier Education Holdings $15.0 million in respect of the termination of a professional services and consultancy agreement. Furthermore, we paid $1.2 million and $0.2 to Baring Private Equity Asia for management fees and reimbursement of travelling expenses respectively. A loan of $2.9 million with Premier Education Holdings was waived.

During the year ended August 31, 2014, $61.2 million  of preference share redemption premium was paid to Premier Education Holdings and the carrying value of the shares redeemed was $0.0 million.

Included within the transactions with Premier Education Holdings is $19.5 million consideration in respect of the transfer of British International School Abu Dhabi in the prior year. The remaining balance ($14.3 million) was settled as part of the share cancellation and recapitalisation in connection with our initial public offering (see note 20 of our audited consolidated financial statements for fiscal 2014).

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                       Financial Information

A.                                    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are parties to litigations in various jurisdictions in which we operate. Currently we are not engaged in nor are we aware of any threatened litigation which can have a material adverse impact on us.

Dividend Policy

We do not plan to pay any cash dividends on our ordinary shares in the foreseeable future.  We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to pay dividends, subject to the approval of our shareholders.  If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.  Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                       The Offer and Listing

A.                                    Offer and Listing Details

The following table provides the high and low trading prices for our ordinary shares on The New York Stock Exchange for the periods indicated since our initial public offering.

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended August 31, 2014	20.87	17.44
Quarterly High and Low
Fiscal quarter ended May 31, 2014	20.87	17.52
Fiscal quarter ended August 31, 2014	19.65	17.44
Monthly Highs and Lows
August 2014	19.65	18.75
July 2014	19.58	18.40
June 2014	18.90	17.44
May 2014	19.78	17.62
April 2014	20.87	17.52
March 2014	19.67	18.00

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ordinary shares, are listed on The New York Stock Exchange.

D.                                    Selling Shareholders

Not applicable.

E.                                     Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

Item 10.                Additional Information

A.                                    Share Capital

Not applicable.

B.                                   Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Cayman Islands Companies Law, which we refer to as the Companies Law below.

As of the date of this annual report, our authorized share capital consists of $20,000,000 divided into 2,000,000,000 shares of par value $0.01 each.  The following is a summary of the material provisions of our currently effective memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are generally not issued and legal title to our ordinary shares is recorded in registered form in the register of members. Shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our articles of association.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of the issued voting share capital at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Law, we expect to hold annual shareholders’ meetings as required by NYSE and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 21 clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters, including reducing the amount of our share capital, amending the memorandum or articles of association, and changing the corporate name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, a shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board.

If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares must be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board, before the issue of such shares.

Variation of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•                  annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Law;

•                  an exempted company’s register of members is not open to inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue negotiable or bearer shares or shares with no par value;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as a limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:

•                  a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and

•                  a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by:

•                  a special resolution of the shareholders of each constituent company; and

•                  such other authorization, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question;

•                  the arrangement is such that a businessman would reasonably approve; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of not less than 90% of the shares within four months, the offerer may, within a two-month period conversing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) the company’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•                  a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•                  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•                  those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the company where the individual rights of that shareholder have been infringed or are about to be infringed.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our memorandum and articles of association allow shareholders to act by written resolutions.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director.

As permitted under Cayman Islands law, our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our memorandum and articles of association, directors can be removed by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under our memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets with the sanction of an ordinary resolution of the shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Our memorandum and articles of association may be amended by a special resolution of shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.                                    Material Contracts

Below is a description of material contracts we entered into in the two years preceding the date of this annual report other than contracts entered into in the ordinary course of business and other than contracts described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

On May 3, 2013 entered into an agreement for the sale and purchase of shares in the capital of WCL Group limited with Sovereign Capital Limited Partnership II and other sellers party.  Pursuant to this agreement, we acquired 100% of the share capital of WCL group on May 22, 2013 for net consideration of GBP143.0 million (approximately $222.2 million).

D.                                    Exchange Controls

There are no Cayman Islands exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

E.                                     Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.  This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation Considerations

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the ordinary shares.  The discussion is a general summary of present law, which is subject to prospective and retroactive change.  It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under existing Cayman Islands laws, payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividend or capital to any holder of the ordinary shares nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.  The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Material United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our ordinary shares.  This summary applies only to U.S. Holders that hold our ordinary shares as capital assets and that have the U.S. dollar as their functional currency.  This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.  This summary does not address any estate or gift tax consequences or any state, local, or non-U.S. tax consequences, nor does it address the Medicare contribution tax on net investment income.

The following discussion does not deal with the tax consequences to any particular investor and does not describe all of the tax consequences to persons in special tax situations such as:

•                                          banks;

•                                          certain financial institutions;

•                                          regulated investment companies;

•                                          insurance companies;

•                                          broker dealers;

•                                          traders that elect to mark to market;

•                                          tax-exempt entities;

•                                          persons liable for alternative minimum tax;

•                                          certain U.S. expatriates;

•                                          persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•                                          persons that actually or constructively own 10% or more of the company’s voting stock;

•                                          persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•                                          persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•                                          persons holding our ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” applies to a holder that is a beneficial owner of our ordinary shares and is, for U.S. federal income tax purposes,

•                                          an individual who is a citizen or resident of the United States;

•                                          a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•                                          an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of an entity taxable as a partnership for U.S. federal income tax purposes that holds our ordinary shares generally will depend on such partner’s status and the activities of the partnership.

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the company with respect to our ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includable in a U.S. Holder’s gross income in the year received as dividend income, but only to the extent that such distributions are paid out of the company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  The company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and, accordingly, a U.S. Holder should therefore expect to treat all cash distributions as dividends for such purposes.  The dividends will generally be foreign source and non-U.S. taxes withheld therefrom, if any, may be creditable against the U.S. Holder’s U.S. federal income tax liability subject to applicable limitations.  The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.  With respect to certain non-corporate U.S. Holders (including individuals), dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) the company is neither a PFIC (as defined below) nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met.  Under U.S. Internal Revenue Service authority, common or ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ordinary shares are.  A U.S. Holder should consult its tax advisor regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of our ordinary shares, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in such ordinary shares.  Any such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year.  Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates.  The deductibility of capital losses is subject to significant limitations.  Gain, if any, realized by a U.S. Holder on the sale or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company

We would be classified as a passive foreign investment company (a “PFIC”), for any taxable year if either:  (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules, or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income.  For this purpose, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the current market price of our ordinary shares and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future.  This is a factual determination, however, that must be made annually after the close of each taxable year.  Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares.  The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed.  For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on our ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our ordinary shares.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs.  However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.  If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements, possibly on an annual basis.  U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to an investment in our ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding.  Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.  U.S. Holders who are required to establish their exempt status may be required to provide such certification on U.S. Internal Revenue Service Form W-9.  U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions).  U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

You may read and copy any reports or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC.  The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.  Our website address is www.nordanglia.com.  The information contained on our website is not incorporated by reference in this document.

I.                                        Subsidiary Information

For a listing of our subsidiaries, see Exhibit 8.1.

Item 11.                Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risk, including changes in interest rates and foreign exchange rates, in the ordinary course of business. We face foreign exchange risk to the extent that our business’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar. Our interest rate risk arises from changes in interest rates which may affect the cost of our financings. We do not hold or issue derivative or other financial instruments for trading purposes.

Foreign Currency Risk

We have significant and expanding international operations trading in non-U.S. dollar currencies. Movements in global exchange rates can cause currency exposures to our consolidated U.S. dollar financial results. Where stable currencies exist, trade is conducted in local currencies and where appropriate, borrowings are matched in that currency to mitigate the risk of exposure to our assets and liabilities from exchange rate movements. In countries of operation where currency trading zones are considered to be weaker, some transactions are conducted in U.S. dollars and euros to try to minimize exchange rate fluctuation risks.

In consideration of benefits against cost, we do not hedge our translation exposure, but will consider managing transactional exposures by using forward cover instruments where significant transactions are involved.

We hold significant non-U.S. dollar cash balances in overseas operations which arise from fee income and which represent a combination of working capital and trading profits. These balances are held in operations which include countries where exchange control restrictions may prevent full repatriation of funds to the UK parent undertakings. We utilize these funds through a combination of reinvestment in the expansion or improvement of existing overseas operations or by repatriation to the UK through management contracts, royalty agreements, management charges and dividends.

Through these means we believe that satisfactory distribution of these funds can be achieved. For further information relating to our foreign currency risk exposure please see note 21 of our audited consolidated financial statements for fiscal 2014.

Interest Rate Risk

Our interest rate risk arises from our existing long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our policy is to maintain approximately 50% of our variable rate secured borrowings in a position which is shielded by swap and cap arrangements. During fiscal 2014, fiscal 2013 and fiscal 2012, our borrowings at variable rates were denominated in U.S. dollars. For further information relating to our interest rate risk exposure please see note 21 of our audited consolidated financial statements for fiscal 2014.

Item 12.                Description of Securities Other than Equity Securities

A.                                   Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Not applicable.

PART II

Item 13.                Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

A.—D.           Material Modifications to the Rights of Security Holders

On March 31, 2014, in connection with our IPO, we amended and restated our memorandum and articles of association.  A copy of our amended and restated memorandum and articles of association is being filed as Exhibit 1.1 to this annual report.  See “Item 10.  Additional Information—B. Memorandum and Articles of Association”.

E.                                     Use of Proceeds

On March 31, 2014, we completed our initial public offering and issued 21,850,000 ordinary shares, which included shares issued pursuant to the exercise of the underwriters’ over-allotment option, at $16.00 per ordinary share, pursuant to a registration statement on Form F-1, as amended (file No. 333-193989), which became effective on March 25, 2014.  Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and J.P. Morgan Securities LLC acted as representatives of the several underwriters.  The aggregate price of the offering amount registered and sold was approximately $349.6 million, of which we received net proceeds of approximately $320.0 million, after underwriting discounts and commissions of approximately $22.7 million and expenses of approximately $6.9 million we incurred in connection with the offering.  We used the net proceeds received from our initial public offering during the fiscal year ended August 31, 2014 as follows:

•                                          approximately $189.6 million to redeem $171.5 million of our 10.25% senior secured notes due 2017 at a redemption price of 110.25%, including accrued interest of approximately $0.5 million;

•                                          approximately $57.7 million to redeem $52.5 million of our 8.50%/9.50% senior PIK toggle notes due 2018 at a redemption price of 108.5%, including accrued interest of approximately $0.7 million;

•                                          approximately $11.1 million, together with borrowings under our term loan facility, to redeem $318.5 million of our 10.25% senior secured notes due 2017 and $97.5 million of our 8.50%/9.50% senior PIK toggle notes due 2018 at redemption prices of 100%, including “make-whole” premiums and accrued interest of approximately $57.5 million; and

•                                          approximately $61.6 million to partially redeem our preference shares held by Premier Education Holdings and members of our management.

Item 15.                Controls and Procedures

Disclosure Controls and Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation as of August 31, 2014, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Item 16A.       Audit Committee Financial Expert

Our board of directors has determined that Carlos Watson, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.

Item 16B.       Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers.  Our code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics, employee misconduct, conflicts of interest or other violations.  Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

Our Code of Business Conduct and Ethics is available on our website at http://ir.nordangliaeducation.com/.

Item 16C.       Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended August 31,
	2013	2014
	($ in thousands)
Audit fees (1)	0.4	0.4
Audit-related fees (2)	0.2	0.5
Tax fees (3)	—	0.0
All other fees (4)	0.6	4.2

(1)                                 “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)                                 “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)                                “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)                                 “All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

The NYSE listing standards mandated by Rule 10A-3(b) of the Exchange Act require, among other things, that each member of our audit committee be independent.  We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the issuer. Our audit committee currently comprises three directors of whom two are independent directors. Our audit committee will consist solely of independent directors within one year of the date of effectiveness of the registration statement covering our initial public offering, which was March 25, 2014.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A)(2) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.        Change in Registrant’s Certifying Accountant

(a)(1) Previous independent registered public accounting firm.

(i)                 On July 11, 2014, we dismissed PricewaterhouseCoopers LLP, which is based in the UK, as our independent registered public accounting firm.

(ii)              The reports of PricewaterhouseCoopers LLP on the financial statements for the fiscal years ended August 31, 2013 and 2012 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii)           Our Audit Committee participated in and approved the decision to change our independent registered public accounting firm.

(iv)          During the fiscal years ended August 31, 2013 and 2012 and the subsequent interim period through July 11, 2014, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their reports on the financial statements for such years.

(v)             During the fiscal years ended August 31, 2013 and 2012 and the subsequent interim period through July 11, 2014, there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

(2) New independent registered public accounting firm.

We engaged PricewaterhouseCoopers Limited, which is based in Hong Kong, as our new independent registered public accounting firm as of July 11, 2014. During the fiscal years ended August 31, 2013 and 2012 and the subsequent interim period through July 11, 2014, we did not consult with PricewaterhouseCoopers Limited regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided us that PricewaterhouseCoopers Limited concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a “reportable event”, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

(3)  We have requested that PricewaterhouseCoopers LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 19, 2014, is filed as Exhibit 16 to this Form 20-F.

(b)  Not applicable.

Item 16G.      Corporate Governance

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

Item 16H.      Mine Safety Disclosure

Not applicable.

PART III

Item 17.                Financial Statements

Not applicable.

Item 18.                Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this annual report.  The audit reports of PricewaterhouseCoopers LLP UK, and PricewaterhouseCoopers, Hong Kong, independent registered public accounting firms, are included herein preceding the audited consolidated financial statements.

Item 19.                Exhibits

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Association of Nord Anglia Education, Inc. dated as of March 10, 2014 (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, filed with the Securities and Exchange Commission on March 11, 2014)

4.1

2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file No. 333-195020) filed with the Securities and Exchange Commission on April 3, 2014)

4.2

Indenture dated February 8, 2013 relating to the Registrant’s 8.5%/9.5% Senior PIK Toggle Notes due 2018 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.3

Amendment and Restatement Agreement dated January 13, 2014 related to an up to $40,000,000 Senior Revolving Facility Agreement dated March 21, 2012 (as amended on October 24, 2012) of Nord Anglia Education (UK) Holdings plc (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.4

Revolving Facility Agreement dated January 13, 2014 made between, among others, Nord Anglia Education (UK) Holdings plc, The Hongkong and Shanghai Banking Corporation Limited as mandated lead arranger and bookrunner, The Hongkong and Shanghai Banking Corporation Limited as agent and Citicorp International Limited as security agent (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.5

Professional Services and Consultancy Agreement dated August 14, 2013 between Premier Education Holdings Limited and Nord Anglia Education (UK) Holdings plc (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.6

Lease of a land use right with an area of approximately 5588 square meters and the improvements thereon at the development known as Cambridge Forest Newtown, Shanghai, PRC dated 2002 between Shanghai Cambridge Property Development Company Limited and The British International School, Shanghai (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.7

Supplementary Agreement dated March 11, 2004 between Shanghai Cambridge (Group) Co., Ltd. (originally Shanghai Cambridge Property Development Company Ltd) and The British International School, Shanghai (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

Exhibit Number	Description of Document

4.8

Lease of a floor area of approximately 6800 square meters (the 2nd phase British International School, Shanghai building for educational purposes) as Cambridge Forest Newtown, Shanghai, PRC dated March 11, 2004 between Shanghai Cambridge (Group) Co., Ltd. and The British International School, Shanghai (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.9

Lease of floor areas of approximately 9,300 square meters and site area of approximately 7,000 square meters (the 3rd phase British International School, Shanghai, building for educational purposes) in Cambridge Forest Newtown, Shanghai, People’s Republic of China dated March 1, 2006 between Shanghai Cambridge (Group) Co., Ltd. and The British International School, Shanghai (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.10

Contract of Building Lease to The British International School, Shanghai (The Schoolhouse of Puxi) dated December 10, 2004 between Shanghai Jinfeng Real Estate Industrial Co. and The British International School, Shanghai (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.11

Contract of Building Lease to The British International School, Shanghai (The School building of Puxi campus) dated February 25, 2010 between Shanghai Chengyuan Investment Management Co. Ltd. and The British International School, Shanghai (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.12

Agreement for Land Use License dated September 19, 2012 between Shanghai Chengli Investment Consulting Firm and The British International School, Shanghai (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.13

Supplementary Agreement for Land Use License dated November 8, 2012 between Shanghai Chengli Investment Consulting Firm and The British International School, Shanghai (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.14

School Building Lease Contract of The British International School dated September 19, 2007 between Beijing Limai School and Nord Anglia Education Plc (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.15

Beijing Lease Amendment dated June 2009 between Beijing New Talent Academy and Nord Anglia Education Ltd (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.16

School Building Lease Amendment of The Beijing British School on April 12, 2010 between Beijing New Talent Academy and Nord Anglia Education Ltd (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.17

Agreement dated May 3, 2013 relating to the acquisition of WCL Group Limited (incorporated by reference to Exhibit 2.1 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.18	Credit and Guaranty Agreement dated as of March 31, 2014 of Nord Anglia Education Finance LLC

8.1	Subsidiaries of the Registrant

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, Hong Kong

15.2	Consent of PricewaterhouseCoopers LLP

16.1	Letter of PricewaterhouseCoopers LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nord Anglia Education, Inc.

By:	/s/ Andrew Fitzmaurice
Name: Andrew Fitzmaurice
Title: Chief Executive Officer

Date:  November 19, 2014

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of Nord Anglia Education, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Nord Anglia Education, Inc. at 31 August 2014, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We have also audited the adjustments as described in note 2, to the 2013 financial statements to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL acquisition.   Additionally, we have also audited the adjustments to earnings per share, as described in note 26, to retroactively reflect as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering.

/s/PricewaterhouseCoopers

Hong Kong

19 November 2014

PricewaterhouseCoopers,22/F Prince’s Building, Central Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Report of Independent Registered Public Accounting Firm

To the Directors and shareholders of Nord Anglia Education, Inc:

In our opinion, the accompanying consolidated balance sheet as of August 31, 2013 and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and consolidated cash flows statements for each of the two years in the period ended August 31, 2013, before the effects of the adjustments to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited described in Note 2 and adjustments to earnings per share , as described in note 26, to retroactively reflect as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering, present fairly, in all material respects, the financial position of Nord Anglia Education, Inc and its subsidiaries at August 31, 2013, and the results of its operations and cash flows for each of the two years in the period ended August 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2013 financial statements before the effects of the adjustments discussed in Note 2 and Note 26 are not presented herein).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited described in Note 2 and adjustments to earnings per share, as described in note 26, to retroactively reflect as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those adjustments were audited by other auditors.

/s/PricewaterhouseCoopers LLP

East Midlands

United Kingdom

4 December 2013

Consolidated Income Statement

for the three years ended 31 August 2014

		2012	2013	2014
	Note	$m	$m	$m

Revenue	3	274.4	323.7	474.6
Cost of sales		(126.5)	(147.6)	(214.4)

Gross profit		147.9	176.1	260.2

Selling, general and administrative expenses *		(84.6)	(96.0)	(137.4)
Depreciation	10	(9.9)	(11.7)	(23.4)
Amortisation	11	(3.5)	(5.7)	(10.4)
Impairment of goodwill	5	(10.7)	—	—
Exceptional expense	4	(12.5)	(17.7)	(100.2)

Total selling, general and administrative expenses	5	(121.2)	(131.1)	(271.4)

Operating profit/(loss)		26.7	45.0	(11.2)

Finance income	8	2.0	2.3	2.0
Finance expense	8	(49.7)	(51.3)	(55.5)

Net financing expense		(47.7)	(49.0)	(53.5)

Loss before tax		(21.0)	(4.0)	(64.7)
Income tax expense	9	(16.4)	(19.3)	(25.7)

Loss for the year		(37.4)	(23.3)	(90.4)

Attributable to:
Equity holders of the company		(37.4)	(23.3)	(90.4)

Loss per share from continuing operations attributable to equity holders of the company during the year (expressed in $ per share):

Basic loss per share	26	(0.52)	(0.34)	(1.07)

Diluted loss per share	26	(0.52)	(0.34)	(1.07)

* Excludes depreciation, amortisation, impairment of goodwill and exceptional expenses.

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Comprehensive Income

for the three years ended 31 August 2014

		2012	2013	2014
	Note	$m	$m	$m

Loss for the year		(37.4)	(23.3)	(90.4)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension plans	18	(16.3)	7.7	(5.1)

Items that may be subsequently reclassified to profit or loss
Foreign exchange translation differences		(20.7)	9.9	(10.9)

Other comprehensive (loss)/income for the period, net of income tax		(37.0)	17.6	(16.0)

Total comprehensive loss for the year		(74.4)	(5.7)	(106.4)

Attributable to:
Equity holders of the company		(74.4)	(5.7)	(106.4)

Total comprehensive loss for the year		(74.4)	(5.7)	(106.4)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

as at 31 August 2013 and 2014

		2013	2014
	Note	$m	$m
Non-current assets
Property, plant and equipment	10	98.2	140.1
Intangible assets	11	763.4	801.5
Investments in jointly controlled entities		0.5	0.5
Trade and other receivables	14	12.4	9.2
Deferred tax assets	13	21.2	20.9

		895.7	972.2
Current assets
Tax receivable		1.0	1.6
Trade and other receivables	14	83.2	94.8
Cash and cash equivalents	15	171.1	166.2

		255.3	262.6

Total assets		1,151.0	1,234.8
Current liabilities
Other interest-bearing loans and borrowings	16	(30.6)	(23.2)
Trade and other payables	17	(364.0)	(387.7)
Provisions for other liabilities and charges	19	(3.6)	(0.5)
Current tax liabilities		(4.2)	(1.7)

		(402.4)	(413.1)
Non-current liabilities
Other interest-bearing loans and borrowings	16	(630.4)	(499.2)
Other payables	17	(38.5)	(55.9)
Retirement benefit obligations	18	(22.2)	(25.8)
Provisions for other liabilities and charges	19	(2.2)	(1.2)
Deferred tax liabilities	13	(35.3)	(45.5)

		(728.6)	(627.6)

Total liabilities		(1,131.0)	(1,040.7)

Net assets		20.0	194.1
Equity attributable to equity holders of the parent
Share capital	20	67.5	1.0
Share premium	20	256.5	597.1
Other reserves		6.9	10.3
Currency translation reserve		9.8	(1.1)
Shareholder deficit		(320.7)	(413.2)

Shareholders’ funds		20.0	194.1

See accompanying notes to the consolidated financial statements.

These financial statements were approved and authorised for issuance by the board of directors on 19 November 2014 and were signed on its behalf by:

A Fitzmaurice	G Halder
Director	Director
19 November 2014	19 November 2014

Company number: MC-264950

Consolidated Statement of Changes in Equity

for the three years ended 31 August 2014

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders’ deficit	Total parent equity
	$m	$m	$m	$m	$m	$m

Balance at 1 September 2011	67.5	0.1	6.9	20.6	(232.6)	(137.5)

Total comprehensive loss for the year
Loss for the year	—	—	—	—	(37.4)	(37.4)

Currency translation differences	—	—	—	(20.7)	—	(20.7)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(16.3)	(16.3)

Total comprehensive loss for the year	—	—	—	(20.7)	(53.7)	(74.4)

Transactions with owners, recorded directly in equity
Debt for preference share swap (see note 20)	—	368.7	—	—	—	368.7
Preference shares repurchase (see note 20)	—	(0.1)	—	—	—	(0.1)
Share redemption (see note 20)	—	(113.5)	—	—	—	(113.5)
Equity-settled share based payment transactions	—	—	—	—	0.6	0.6

Total contributions by and distributions to owners	—	255.1	—	—	0.6	255.7

Balance at 31 August 2012 and 1 September 2012	67.5	255.2	6.9	(0.1)	(285.7)	43.8

Total comprehensive loss for the year
Loss for the year	—	—	—	—	(23.3)	(23.3)

Currency translation differences	—	—	—	9.9	—	9.9
Actuarial gains on defined benefit pension schemes	—	—	—	—	7.7	7.7

Total comprehensive income/(loss) for the year	—	—	—	9.9	(15.6)	(5.7)

Transactions with owners, recorded directly in equity
Issue of preference shares (see note 20)	—	140.0	—	—	—	140.0
Preference shares redemption (see note 20)	—	(138.7)	—	—	—	(138.7)
Equity-settled share based payment transactions	—	—	—	—	0.1	0.1
Payment to ultimate parent for common control business transfer (see note 1)	—	—	—	—	(19.5)	(19.5)
Equity dividends paid	—	—	—	—	0.0	0.0

Total contributions by and distributions to owners	—	1.3	—	—	(19.4)	(18.1)

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Changes in Equity (continued)

for the three years ended 31 August 2014

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders’ deficit	Total parent equity
	$m	$m	$m	$m	$m	$m

Balance at 1 September 2013	67.5	256.5	6.9	9.8	(320.7)	20.0

Total comprehensive loss for the year
Loss for the year	—	—	—	—	(90.4)	(90.4)

Currency translation differences	—	—	—	(10.9)	—	(10.9)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(5.1)	(5.1)

Total comprehensive loss for the year	—	—	—	(10.9)	(95.5)	(106.4)

Transactions with owners, recorded directly in equity
Proceeds from ordinary shares issued	1.0	348.6	—	—	—	349.6
Issue of preference shares	0.0	3.8	—	—	—	3.8
Contribution from parent	0.0	14.5	—	—	—	14.5
Transaction cost recognised directly in equity	—	(29.6)	—	—	—	(29.6)
Return of capital to pre IPO shareholders	(67.5)	4.0	—	—	—	(63.5)
Forgiveness of the loan	—	14.3	—	—	—	14.3
Distribution to parent	—	(15.0)	—	—	—	(15.0)
Equity-settled share based payment transactions	—	—	—	—	3.0	3.0
Debentures issued	—	—	3.4	—	—	3.4
Equity dividends paid	—	—	—	—	0.0	0.0

Total contributions by and distributions to owners	(66.5)	340.6	3.4	—	3.0	280.5

Balance at 31 August 2014	1.0	597.1	10.3	(1.1)	(413.2)	194.1

See accompanying notes to the consolidated financial statements.

Consolidated Cash Flow Statement

for the three years ended 31 August 2014

		2012	2013	2014
	Note	$m	$m	$m
Cash flows from operating activities
Loss for the year before taxation		(21.0)	(4.0)	(64.7)
Adjustments for:
Depreciation and amortisation		24.1	17.4	33.8
Refinancing fees		—	—	10.0
Bond redemption expense				77.0
Bond issuance expense, net		7.6	3.4	—
Other non-cash item		0.4	—	(3.2)
Difference between pension contribution paid and amounts recognised in the consolidated income statement		(0.4)	(0.6)	—
Loss on sale of property, plant and equipment and intangible assets		0.3	0.1	0.1
Net financial expense	8	47.7	49.0	53.5
Equity settled share-based payment expenses		0.6	0.1	3.1
		59.3	65.4	109.6

Decrease/(increase) in trade and other receivables		1.7	(2.4)	(8.4)
Increase in trade and other payables		13.4	20.6	23.1

Cash generated from operations		74.4	83.6	124.3

Payment of bond redemption expense		—	—	(77.0)
Interest paid		(6.8)	(45.8)	(73.4)
Tax paid		(15.9)	(25.5)	(25.2)

Net cash generated from/(used in) operating activities		51.7	12.3	(51.3)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets		0.1	0.2	0.1
Purchase of intangible assets		(0.8)	(0.3)	(0.7)
Acquisition of subsidiary, net	2	(17.7)	(240.5)	(35.1)
Acquisition of property, plant and equipment		(11.3)	(23.9)	(53.6)
Interest received	8	1.8	2.1	2.0

Net cash used in investing activities		(27.9)	(262.4)	(87.3)

Cash flows from financing activities
Proceeds from the issue of share capital	20	0.0	140.0	323.8
Proceeds from new loan		25.7	178.5	577.0
Proceeds from issue of 10.25% Senior secured notes		325.0	180.0	—
Proceeds from issue of 8.50% Senior PIK toggle notes		—	150.0	—
Repayment of borrowings		(206.9)	(180.1)	(697.2)
Payment of borrowing expenses		(26.0)	(16.8)	—
Restructuring expenses		(6.5)	—	—
Debentures issued		—	—	8.6
Distribution to parent		—	(5.0)	(15.0)
Share capital redemption	20	(113.5)	(138.7)	(63.5)

Net cash (used in)/generated from financing activities		(2.2)	307.9	133.7

Net increase in cash and cash equivalents		21.6	57.8	(4.9)
Cash and cash equivalents at 1 September		89.2	108.5	171.1
Effect of exchange rate fluctuations on cash held		(2.3)	4.8	(0.0)

Cash and cash equivalents at 31 August	15	108.5	171.1	166.2

See accompanying notes to the consolidated financial statements.

Notes to the financial statements for the year ended 31 August 2014

1                                         Accounting policies

General information

Nord Anglia Education, Inc. (“the Company”) was incorporated in the Cayman Islands on 14 December 2011 as an exempt company with limited liability under Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

The main activities of the Company and its subsidiaries (together “the Group”) are the operation of Premium Schools worldwide.

Basis of preparation

The consolidated Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’). The Company has elected to prepare its parent Company financial statements in accordance with IFRS. The consolidated Group financial statements and Company financial statements are presented in US Dollar, generally rounded to the nearest hundred thousand. They are prepared on the historical cost basis, except for certain financial instruments and pension assets that have been measured at fair value.

The consolidated Group financial statements for the three years ended 31 August 2014 represent the consolidated financial statements of the Group.

On 20 February 2012, Premier Education Holdings Limited (“PEH”) exchanged all of its ordinary shares, preferred shares and loan notes in NAE PLC on a one-for-one basis for ordinary shares, preferred shares and loan notes in the Company. This transaction resulted in NAE PLC now being owned directly by the Company. Immediately prior to and after the exchange the main activities of the Group, as described above, are conducted by subsidiaries of NAE PLC.

The Company was a shell company prior to the reorganisation and was not involved in any other business prior to the exchange and does not meet the definition of a business. The exchange represented a capital reorganisation of entities under common control of PEH. Accordingly, the consolidated Group financial statements for the periods presented include the existing entity’s full results even though the reorganisation occurred part way through the year. This reflects the view that the transaction involved two entities controlled by the same controlling party, therefore the consolidated Group financial statements reflect the numbers from the perspective of that party and they reflect the period over which that party has had control.

The Company has a US dollar functional currency and the Group adopts a US dollar presentational currency.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

The consolidated Group financial statements consist of the financial statements of the Group and the Group’s share of its interests in joint ventures. The consolidated financial statements include the results and operations of certain subsidiaries where the group has less than 1.50% interest in the share capital (note 12). In situations where the group has a less than 100% interest, the group considers further factors such as voting rights and exposure to variable returns in order to determine whether or not it controls the subsidiary. Details of the group’s assessment with regard to new schools acquired in the year are disclosed in note 2.

•                  Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Basis of consolidation (continued)

•                  Joint ventures

The Group’s share of the results of joint ventures is included in the Group Income Statement using the equity method of accounting. Investments in joint ventures are carried in the Group Balance Sheet at cost plus post acquisition changes in the Group’s share of the net assets of the entity, less any impairment in value.

If the Group’s share of losses in a joint venture equals or exceeds its investment in the joint venture, the Group does not recognise further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture.

Unrealised gains arising from transactions with joint ventures are eliminated to the extent of the Group’s interest in the entity.

The Group’s jointly controlled entity has an accounting year end which is coterminous with the Group.

Adoption of new and amended International Financial Reporting Standards

•                  IAS 1 (amended) ‘Financial statement presentation’ changes the grouping of items presented in the Group Statement of Comprehensive Income of that items which may be reclassified to income statement in the future are presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact to the Group’s financial position or performance.

•                  IAS 19 ‘Employee benefits (Revised 2011)’ amends the accounting for employee benefits. The standard replaces the interest costs and expected return on planned assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability. The amendment has reduced profit for the year (net of deferred tax) by $0.3 million for the year ended 31 August 2013. No material impact on prior year figures therefore it has not been restated.

•                  IFRS 13 ‘Fair value measurement’ establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group. IFRS 13 also requires specific disclosures on fair value, some of which replace existing disclosure requirements in other standard, including IFRS 7 ‘Financial Instruments: Disclosures’.

•                  IFRS 7 (amended) ‘Financial Instruments: Disclosures’ requires the disclosure on rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements.

•                 Annual Improvements 2009 — 2011 which includes changes to IAS 1 ‘Financial Statement Presentation’, IAS 32 ‘Financial Instruments: Presentation’, IAS 34 ‘Interim Financial Reporting’ and IAS 16 ‘Property, plant and equipment’. The adoption of these has not had any significant impact on the amounts reported in the Group financial statements.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable in the ordinary course of the Group’s activities.

Sales of services which have been invoiced but not yet recognised as revenue are included on the balance sheet as deferred income and accounted for within trade and other payables.

•                  School fee income

School fee income comprises tuition fees and income from ancillary sources including examinations, school trips, bus transportation and lunch fees.

School fee income is recognised over the school terms, Term 1 being late August / early September to December, Term 2 January to March and Term 3 April to June. School fees are payable in advance on or before the first day of each term and are recognised across the months of each term. Where fees are received in advance for more than one term, the income is recognised over the months in the terms for which payment has been made.

•                  Service contracts

Revenue is proportionally recognised as we provide services, however, when there are performance criteria that may adjust the total revenue earned attached to the contract under which we provide services, we do not recognise revenue until it is probable that the performance criteria have been met.

Amounts recoverable on contracts, disclosed within trade and other receivables, is the amount by  which revenue recognised exceeds payments on account received. Services which have been invoiced but not yet provided are included on the balance sheet as deferred income and are accounted for within trade and other payables.

The method of revenue recognition requires an element of judgment to be applied to estimating total revenue and costs including assumptions relative to the performance of contract Key Performance Indicators (‘‘KPI’’) and contractual deliverables. Contract revenue and performance are continually monitored over the term of the contract and are subject to revision as each contract progresses. When revisions in estimated contract revenue are determined, such adjustments are recorded in the period in which they are identified. Anticipated claims against contracts are recognised in the period they are deemed probable and can be reasonably estimated.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Expenses

•                  Cost of sales

Cost of sales consist principally of salary and benefits for school principals and teaching staff and lecturers employed in our Premium Schools and Learning Services businesses, plus the costs of teaching materials as well as expenses for the provision of school lunches, bus services and athletics programmes. For the Learning Services businesses the costs are recognised as incurred. For the Premium Schools business these costs are recognised as incurred, being the 10 months over which teaching services are provided and as such they follow the same recognition period as the relevant fee income. This cost also includes the cost of independent consultants we use in the delivery of our Learning Service contracts, which can be a material cost under some of these contracts.

•                  Selling, general and administrative expenses

Selling, general and administrative expenses consist of several cost categories including salary and benefits for our senior management team and other personnel engaged in finance, human resources, education policy and quality, legal compliance, information systems and infrastructure and other corporate functions at our corporate headquarters. In addition, this category of expense encompasses salary and benefits for regional personnel supporting our operations in China, North America, Europe, Middle East/South East Asia and Others. Additionally, this category includes business travel costs, advertising and promotion expenses, conference costs, general liability insurance premiums, communication costs, bad debt expense, training costs and other. Travel costs are a significant component as this expense category includes costs of our own internal staff. Finally, this category includes property costs which comprise all property-related costs associated with the operation of our business, including rent, service charges, repair and renewal costs, property taxes and utilities costs paid under leases for our corporate headquarters, regional offices, school facilities used in our Premium Schools business and office space used in our Learning Services business. The most significant of our property costs relate to the leasing of our Premium Schools. These are included in selling, general and administrative expense as these costs do not vary with the volume of sales we take through our schools, and we review gross margin within our business before school property costs. Our property lease costs are disclosed in note 5 to the accounts.

Foreign exchange

Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. All differences are taken to the Consolidated Income Statement.

The assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated into US Dollars at exchange rates prevailing at the date of the Consolidated Balance Sheet; profits and losses are translated at average exchange rates for the relevant accounting periods. Exchange differences arising are recognised in the Group Statement of Comprehensive Income and are included in the Group’s Currency translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Post-employment and similar obligations

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                               Accounting policies (continued)

Post-employment and similar obligations (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognised immediately in income.

For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share based payments

The Group operates a share based compensation plan under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period. The total amount to be expensed is determined by reference to the fair value of the options granted and estimation of the number of options that expect to vest.

Fair value is calculated using the Black Scholes Option Pricing Model, the details of which are disclosed in Note 18.

Exceptional items

Exceptional items are those significant items which are separately disclosed by virtue of their size or incidence to enable a full understanding of the Group’s financial performance. Transactions which may give rise to exceptional items are principally early termination of debt instruments, restructurings, costs related to the acquisition of subsidiaries and other significant transactions not expected to occur as part of normal operating activities.

Borrowings and borrowing costs

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortised over the period of the borrowing.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                        Accounting policies (continued)

Taxation

The tax expense included in the Group Income Statement consists of current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the balance sheet date. Tax expense is recognised in the Group Income Statement except to the extent that it relates to items recognised in the Group Statement of Comprehensive Income or directly in the Group Statement of Changes in Equity, in which case it is recognised in the Group Statement of Comprehensive Income or directly in the Group Statement of Changes in Equity, respectively.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Provisions are made for deferred tax that would arise on remittance of the retained earnings of oversea subsidiaries.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the Group Income Statement, except when it relates to items charged or credited directly to equity or other comprehensive income, in which case the deferred tax is also recognised in equity, or other comprehensive income, respectively.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are offset against each other when there is a legally enforceable right to set-off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

Dividends

Dividends are recorded in the financial statements in the period in which they are approved by the Group’s shareholders.

Business combinations and goodwill

The Group accounts for all business combinations by applying the purchase method. All acquisition-related costs are expensed.

On acquisition, the assets (including any intangible assets), liabilities and contingent liabilities of an acquired entity are measured at fair value. Non-controlling interest is stated at the non-controlling interest’s proportion of the fair values of the assets and liabilities recognised.

Goodwill arising on consolidation represents the excess of the consideration transferred over the net fair value of the Group’s share of the net assets, liabilities and contingent liabilities of the acquired subsidiary, joint venture or associate and the fair value of the non-controlling interest in the acquire. If the consideration is less than the fair value of the Group’s share of the net assets, liabilities and contingent liabilities of the acquired entity (i.e. a discount on acquisition), the difference is credited to the Consolidated Income Statement in the period of acquisition.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair values of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

At the acquisition date of a subsidiary, goodwill acquired is recognised as an asset and is allocated to each of the cash-generating units expected to benefit from the business combination’s synergies. Goodwill by CGU is allocated into the appropriate operating segment based on geographical region and is monitored and tested for impairment at this level by management. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                        Accounting policies (continued)

Common control transactions

For the initial acquisition of a business from an entity under common control, the Group’s policy is to account for the business combination using IFRS 3 fair value accounting and to account for the acquired business from date of acquisition. For businesses that are reacquired by the Group from an entity under common control (previously acquired, sold to an entity under common control and then reacquired), the Group’s policy is to retrospectively restate results using the Predecessor method of accounting, (i.e., the cost basis of the Baring Private Equity Asia Group), and removing the effect of the prior acquisition and previous disposal.  Where the Group disposes of a business to an entity under common control, and the Group loses control, the Group’s policy is to apply IFRS 5 and IAS 27 to recognise that disposal and the resulting gain or loss.

On 1 April 2013 the Group completed the transfer of British International School LLC from Premier Education Limited for $19.5 million. As this transaction involved the reacquisition of the company from a control party the predecessor method of accounting has been applied in the presentation of the consolidated financial statements for the years ended 31 August 2014 and 31 August 2013. These statements present the results of the Group as if the British International School LLC had always been part of the Group. Accordingly, the assets and liabilities transferred to the Company have been recognised at the historical cost to the Baring Private Equity Asia Group. As this is a consistent application of our accounting policy, we do not consider this accounting to be either a restatement due to an error or due to a change in accounting policy. We have not disclosed further details of the impact of retrospectively restating our results using the predecessor method of accounting as the British International School LLC has not had a significant impact on our operations in the periods presented.

Acquired intangible assets

Separately acquired intangible assets, such as Brands/trademarks, customer relationships, contracts and software are measured initially at cost. Intangible assets acquired in a business combination are recognised at fair value at the acquisition date. Intangibles with finite useful lives are carried at cost and are amortised on a straight line basis over their estimated useful lives, as follows:

Customer relationships	6 to 10 years straight line
Brands	50 years
Contracts	Length of contract on a straight line basis
Curriculum products & Intellectual property	3 years straight line
Computer software	3 years straight line

Brand name

Legally protected or otherwise separable brand names acquired as part of a business combination are capitalised at fair value on acquisition. Management’s expectation is to retain brand names within the business for an indefinite life due to the nature and premium associated with the brand names that the Group has acquired, as such they are not amortised and are therefore subject to an annual impairment review. Brand names with finite useful lives are carried at cost and are amortised on a straight-line basis over their estimated useful lives, at 2% of cost per annum.

Property, plant and equipment

Property, plant and equipment are stated at historic cost less accumulated depreciation and any provision for impairment in value. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided at rates calculated to write-off the cost, less the estimated residual value, of property, plant and equipment over their estimated useful lives. Estimated useful lives and depreciation rates are as follows:

Freehold and long leasehold buildings	2 to 4% straight line
Short leasehold land and buildings	The unexpired term of the lease on a straight line basis
Computer equipment	3 to 6 years straight line
Motor vehicles	4 to 5 years straight line
Fixtures and fittings	3 to 7 years straight line

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, over the term of the relevant lease.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Impairment of non-financial assets

Goodwill is initially allocated to a cash generating unit (‘CGU’) but is subsequently only monitored and tested for impairment at an operating segment level. Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each operating segment to which the goodwill relates. The recoverable amount is the higher of fair value less costs to sell, and value in use. When the recoverable amount of the operating segment is less than the carrying amount, an impairment loss is recognised. Any impairment is recognised immediately in the Consolidated Income Statement and is not subsequently reversed.

For all other non-financial assets (including intangible assets and property, plant and equipment) the Group performs impairment testing where there are indicators of impairment. If such an indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years). A reversal of an impairment loss is recognised immediately as a credit to the Group Income Statement.

Leasing

Where assets are financed by leasing agreements where the risks and rewards are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and are depreciated in accordance with the policy stated above. The assets which are held under finance leases and similar hire purchase contracts are recorded in the balance sheet as non-current assets on the lease commencement date at the lower of fair value and present value of minimum lease payments. The obligation to pay future rentals has been shown as a liability. The interest charged on finance leases is charged to the income statement over the lease period at a constant periodic rate of interest. Rentals applicable to operating leases, where substantially all the benefits and risks of ownership remain with the lessor, are recognised in the income statement using the straight line basis over the lease term. Incentives from lessors are recognised as a systematic reduction of the charge over the periods benefiting from the incentives.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the entity that owes the receivable, probability that the entity that owes the receivable will enter bankruptcy or financial reorganisation, and default or delinquency in payments (which is 60-75 days overdue depending on the nature of the invoice) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a receivable is uncollectible, it is written-off against the allowance account for receivables.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, term and call deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts with a right of set off are included within the balance sheet as cash and cash equivalents.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Derivative financial instruments and hedging activities

Derivative financial instruments are recognised at fair value, generally being the cost at the date a contract is entered into, and are subsequently re-measured at their fair value. Depending on the type of the derivative financial instrument, fair value calculation techniques include, but are not limited to, quoted market value and present value of estimated future cash flows (of which the valuation of interest rate instruments is an example).

Derivative assets and liabilities are classified as non-current unless they mature within one year from the balance sheet date.

Changes in fair value of interest rate swaps are charged to net financing costs over the period of the contracts, together with the interest differentials reflected in foreign exchange contracts.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

Provisions

Provisions are recognised when:

•                  the Group has a present legal or constructive obligation as a result of past events; and

•                  it is more likely than not that an outflow of resources will be required to settle the obligation; and

•                  the amount has been reliably estimated.

Provisions for onerous leases are recognised when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease. Provisions for dilapidation costs are recognised on a lease by lease basis.

Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Where the Group expects amounts to be received in relation to a provision, the reimbursement is recognised as a separate asset when its receipt is considered virtually certain.

Loss contingencies

The Group is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to the business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. When a claim or potential claim is identified, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, a liability for the loss is recorded in the income statement. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the claim is disclosed if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. For matters where no loss contingency is recorded, legal fees are expensed as incurred.

Share capital

Share capital issued by the Group is recorded at the proceeds received, net of direct issue costs.

Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Equity instruments

Following the adoption of IAS 32, financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions:

(a)                                 they include no contractual obligations upon the Company (or Group as the case may be) to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company (or Group); and

(b)                                 where the instrument will or may be settled in the company’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the company’s own equity instruments or is a derivative that will be settled by the company’s exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability.  Where the instrument so classified takes the legal form of the Company’s own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Going concern

The Group balance sheet as at 31 August 2014 shows that assets exceed liabilities by $194.1 million (2013:$20.0 million).

The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement at the date of the approval of the financial statements that the Group has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2015 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2015 to assess the headroom available.

At 31 August 2014 the Group had available but undrawn borrowing facilities of $44.0 million and based on the projected operating cash flows the Directors’ do not believe that there will be a requirement to increase this facility in the foreseeable future. The Group continues to generate strong operating cash flows and benefits from favourable working capital movements through the receipt of tuition fees in advance of the school year. Although the current liabilities exceed current assets by $150.5 million (2013: $147.1 million), the main reason for this is the receipt of tuition fees in advance of the school year generating deferred income of $324.0 million which is not considered to be a cash cost in the coming year due to the low historical redemption rates by students. In addition, the acquisitions of subsidiaries are timed such as to optimise the cash impact by taking into account the working capital cycle of the acquiree.

This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Use of assumptions and estimates

The preparation of the consolidated Group financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis.

Critical estimates and assumptions that are applied in the preparation of the consolidated financial statements include:

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisitions over the Group’s interest in the fair value of the identifiable assets and liabilities at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date.

Goodwill acquired in a business combination was allocated, at the date of acquisition, to the cash generating unit that benefitted from that business combination. The directors consider that a cash-generating unit is generally an individual school or contract. For the purposes of testing for impairment to goodwill annually, the cash generating units are generally grouped into geographical regions on a basis consistent with the group’s assessment of operating segments under IFRS 8 as this represents the lowest level at which management monitors goodwill. For all other non-current assets, where an impairment trigger is identified, impairment of those assets is tested for at the cash generating unit level.

Goodwill is recognised as an asset. It is not subject to annual amortisation, but is assessed for impairment at least annually or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the goodwill are calculated on a discounted cash flow basis by applying appropriate long-term growth rates and discount rates, based on historic trends adjusted for management’s estimates of future prospects, to the cash generating units on an individual basis. Both the calculated recoverable value of goodwill and any impairment adjustment could vary significantly if different long-term growth rates and discount rates were applied.

For the purpose of determining potential goodwill impairment, recoverable amounts are determined from value-in-use calculations using cash flow projections covering a five-year period. The growth rate assumptions used in the projections were based on past performance and management’s expectations of market developments. The annual growth rate used to determine the cash flows beyond the five-year period has been set at 1.5% across the European and North American markets and 2.0% in the China and ME/SEA markets. When testing for impairment the Group applies a discount rate commensurate to each operating segment. The aggregate discount rate that was used for this testing as of 31 August 2014 was 7.6% (2013 — 13.4%).

Intangible assets

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if those assets are identifiable and their fair value can be measured reliably.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level and are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The initial identification of intangible assets requires considerable judgment in respect of the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital. The subsequent impairment reviews equally require continuing assessment of the above factors as well as continuous assessment of the assets’ lives.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Use of assumptions and estimates (continued)

Intangible assets (continued)

Gains and losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Revenue recognition—Service contracts

Service contract revenue represents a material income stream for the Group. Under certain contracts, the revenue, or an element of the revenue, is only receivable if Key Performance Indicators, ‘‘KPIs’’, built into the contract terms have been met and the services have been delivered in line with the contract terms. A KPI is a measurable performance condition, for which documentary evidence can be supplied, agreed between the Group and its customers, and which is used as a basis to recognise income. Therefore revenue is only recognised as and when services are performed, if the Group can estimate that it is probable that KPIs and contract deliverables have been met. Where it has not been determined whether KPIs have been met, the element of the revenue relating to meeting these terms is deferred.

Contract revenue and performance are continually monitored over the term of the contract and are subject to revision as each contract progresses. KPIs are such that they can be measured internally, although in certain cases may require validation by the customer. When revisions in estimated contract revenue are determined, such adjustments are recorded in the period in which they are identified. The Group has sufficient history of monitoring KPI performance to understand the accuracy of its monitoring procedures, and as a result few adjustments arise to estimates that have been made other than to recognise revenue that has previously been deferred, due to the probable recognition criteria not yet being met. Furthermore the nature of the Group’s contracts and their alignment to the academic year mean that the level of estimation required at a fiscal year end is considerably less than at any interim period.

Share based payments

The Group operates an equity settled share based compensation plan.

The fair value of the employee services received under share based payment plans is recognised as an expense in the income statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes and the Binomial method for long term incentive plans. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognised in the income statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders’ equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

The application of both the Black-Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including, the following; volatility, risk free interest rate, expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share based payment plans could vary if significantly different assumptions were applied to the valuation models.

Recent accounting pronouncements

The Group considers that there are no relevant standards or relevant interpretations mandatory for the current accounting period that have not been applied.

As of the date of authorisation of these financial statements, the following standards were in issue. The Group has not applied these standards in the preparation of the financial statements:

•                  IAS 19 (amended) ‘Employee Benefits’ is effective for periods commencing on or after 1 July 2014. It clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered.

•                  IAS 32 (Amended) ‘Financial instruments: Presentation’ is effective for periods commencing on or after 1 January 2014. The IAS 32 amendment clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position.

Notes to the financial statements for the year ended 31 August 2014 (continued)

1                                         Accounting policies (continued)

Recent accounting pronouncements (continued)

•                  Amendment to IAS 36, ‘Impairment of assets’ on recoverable amounts disclosure is effective for periods commencing on or after 1 January 2014. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

•                  Amendments to IFRSs 10, 11 and 12 on transition guidance is effective for annual periods beginning on or after 1 January 2014. These amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

•                  Annual Improvements 2010 - 2012 is effective for periods commencing on or after 1 July 2014. It includes changes to IFRS 2 (‘Share-based payments’), IFRS 3 (‘Business combinations’), IFRS 8 (‘Operating segments’), IFRS 13 (‘Fair value measurement’), IAS 16 (‘Property, plant and equipment’), IAS 38 (‘Intangible assets’) and IAS 24 (‘Related party disclosures’).

•                  Annual Improvements 2011 - 2013 is effective for periods commencing on or after 1 July 2014. It includes changes to IFRS 3 (‘Business combinations’), IFRS 13 (‘Fair value measurement’) and IAS 40 (‘Investment property’).

As of the date of authorisation of these financial statements, the following standards were in issue but not yet effective. The Group has not applied these standards in the preparation of the financial statements:

•                  IFRS 9 ‘Financial instruments’ currently does not include an effective date, but is available for early adoption. It is the first standard issued as part of a wider project to replace IAS 39. It retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: i) amortised cost and ii) fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•                  IFRS 15 ‘Revenue from contracts with Customers’ is effective from annual periods beginning on or after 1 January 2017.  The new standard applies to all contracts with customers except those that are within the scope of other IFRS.  The core principle is that any entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Management does not anticipate that the adoption of the above standards and interpretations will have a material impact on the Group’s financial statements in the period of initial application, with the exception of IFRS 15 ‘Revenue from contracts with customers, which we are currently assessing the potential impact.

Notes to the financial statements for the year ended 31 August 2014 (continued)

2                               Business combinations

Subsidiaries acquired in the prior period

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired (%)	Consideration transferred $m

WCL Group Limited	Holding company	22/05/13	100%	134.6
BSG Limited	Holding company	25/07/13	100%	26.8
Uma Education Holdings Limited **	Holding company	02/08/13	90.6%	12.8

WCL Group Limited (“WCL”), BSG Limited (“BSG”) and Uma Education Holdings Limited (“UMA”) were acquired so as to continue the expansion of the Group’s activities in Premium Schools internationally.

** Uma Education Holdings Limited is a non-trading holding company with a 49% ownership of Saint Andrews International School, a Premium School located in Bangkok, Thailand. 51% of the share capital is comprised of ordinary shares owned by two Thai shareholders. The ordinary shares are entitled to 1 vote per share and the preference shares are entitled to 10 votes per share, thus giving the Group an effective control of the business. The Group has right to 100% economic interest in the company whether in the form of dividends or on liquidation.

Consideration transferred

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m

Cash	134.6	26.8	12.8

Total consideration transferred	134.6	26.8	12.8

Acquisition-related costs have been recognised as an expense, within the ‘exceptional expenses’ line item in the consolidated income statement.

Notes to the financial statements for the year ended 31 August 2014 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the prior period (continued)

Fair value of assets acquired and liabilities recognised at the date of acquisition

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m	Total $m
Non-current assets
Brand (see note 11)	25.2	4.1	2.2	31.5
Customer relationships (see note 11)	28.7	4.1	4.1	36.9
Curriculum products & Intellectual property (see note 11)	2.6	—	—	2.6
Computer software (see note 11)	0.5	—	—	0.5
Property, plant and equipment (see note 10)	44.6	2.4	0.6	47.6
Other receivables	0.1	0.4	—	0.5
Deferred tax assets (see note 13)	7.6	—	—	7.6

Current assets
Trade and other receivables	22.8	0.2	3.0	26.0
Cash and cash equivalents	27.6	6.2	1.6	35.4

Current liabilities
Trade and other payables	(85.3)	(8.3)	(4.6)	(98.2)
Loans and borrowings	(98.2)	—	—	(98.2)
Current tax liabilities	(3.0)	—	—	(3.0)

Non-current liabilities
Other payables	(26.5)	—	0.0	(26.5)
Retirement benefit obligations	—	—	(0.1)	(0.1)
Deferred tax liabilities (see note 13)	(17.0)	(2.0)	—	(19.0)

	(70.3)	7.1	6.8	(56.4)

The net assets recognised in the 31 August 2013 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the assets acquired from WCL Group Limited. The valuation had not been completed by the date the 2013 financial statements were approved for issue by management.

In May 2014, the valuation was completed and the acquisition date fair value of property, plant and equipment was $44.6 million, an increase of $7.7 million over the provisional value. Furthermore, the acquisition date fair value of trade and other payables and non-current other payables were $85.3 million and $26.5 million respectively, an increase of $3.7 million and $18.9 million over the provisional amounts. As a result, there was a net decrease in the deferred tax liabilities of $5.2 million. There was also a corresponding increase in goodwill of $9.7 million, resulting in $204.9 million of total goodwill arising on the acquisition. The increased depreciation charge on the property, plant and equipment from the acquisition date to 31 August 2013 was not considered to be material to the Group.

Notes to the financial statements for the year ended 31 August 2014 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the prior period (continued)

Goodwill arising on acquisition

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m	Total $m

Consideration transferred	134.6	26.8	12.8	174.2
Less: fair value of identifiable net assets acquired	70.3	(7.1)	(6.8)	56.4

Goodwill arising on acquisition (see note 11)	204.9	19.7	6.0	230.6

Goodwill arose from the three acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognised separately from goodwill because they do not meet the recognition criteria for identifiable assets.

None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash outflow on acquisition of subsidiaries

Total $m

Consideration paid in cash	174.2
Consideration paid in cash in respect of prior year acquisition *	3.5
Debt settlement **	98.2
Less: cash and cash equivalents acquired	(35.4)

240.5

* Consideration paid in cash in respect of prior year acquisition relates to the 1st tranche of the deferred consideration for EEE Limited.

** The consideration transferred in respect of the WCL acquisition excludes an amount of $98.2 million for settlement of third party bank debt and shareholder loan notes which were triggered by a change of control clause upon the business combination. This amount has not been recognised as the consideration transferred from an IFRS3 perspective.

Impact of acquisitions on the results of the Group

Included in the loss for the year is $3.4 million loss attributable to WCL, $0.4 million profit attributable to BSG and $nil attributable to UMA. Revenue for the year is $15.2 million attributable to WCL, $0.7 million attributable to BSG and $nil attributable to UMA.

Had these business combinations been effected at 1 September 2012, the revenue of the Group from continuing operations would have been $442.9 million, and the loss for the year from continuing operations would have been $23.3 million. The Directors consider these unaudited ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined group on an annualised basis and to provide a reference point for comparison in future periods.

In determining the unaudited ‘pro-forma’ amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2012.

Notes to the financial statements for the year ended 31 August 2014 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the current period

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired (%)	Consideration transferred $m
Dover Court International School (Pte.) Limited	Premium School	22/04/14	100%	25.2
Neptune Education Holdings Limited	Holding Company	10/07/14	100%	20.0

Dover Court Preparatory School and Neptune Education Holdings Limited (Northbridge International School Cambodia) were acquired so as to continue the expansion of the Group’s activities in Premium Schools internationally.

Consideration transferred

	Dover Court Preparatory School $m	Neptune Education Holdings Limited $m

Cash	25.2	15.0
Deferred consideration	—	5.0

Total consideration transferred	25.2	20.0

Acquisition-related costs have been recognised as an expense, within the ‘exceptional expenses’ line item in the consolidated income statement.

Notes to the financial statements for the year ended 31 August 2014 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the current period (continued)

Fair value of assets acquired and liabilities recognised at the date of acquisition

	Dover Court International School (Pte.) Limited $m	Neptune Education Holdings Limited $m	Total $m
Non-current assets
Brand (see note 11)	7.2	7.7	14.9
Customer relationships (see note 11)	11.2	8.8	20.0
Property, plant and equipment (see note 10)	3.0	0.7	3.7

Current assets
Trade and other receivables	1.5	0.1	1.6
Cash and cash equivalents	9.7	0.1	9.8

Current liabilities
Trade and other payables	(10.3)	(0.1)	(10.4)
Current tax liabilities	(0.3)	(0.2)	(0.5)

Non-current liabilities
Deferred tax liabilities (see note 13)	(3.1)	(3.3)	(6.4)

	18.9	13.8	32.7

The initial accounting for the acquisitions of Dover Court International School (Pte.) Limited (“Dover Court”) and Neptune Education Holdings Limited (“Northbridge”) has only been provisionally determined at the end of the reporting period.

Goodwill arising on acquisition

	Dover Court Preparatory School $m	Neptune Education Holdings Limited $m	Total $m
Consideration transferred	25.2	20.0	45.2
Less: fair value of identifiable net assets acquired	(18.9)	(13.8)	(32.7)

Goodwill arising on acquisition (see note 11)	6.3	6.2	12.5

Goodwill arose from the two acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognised separately from goodwill because they do not meet the recognition criteria for identifiable assets.

None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Notes to the financial statements for the year ended 31 August 2014 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the current period (continued)

Net cash outflow on acquisition of subsidiaries

Total $m

Consideration paid in cash	40.2
Consideration paid in cash in respect of prior year acquisition*	4.7
Less: cash and cash equivalents acquired	(9.8)

35.1

*Consideration paid in cash in respect of prior year acquisition relates to the final tranche of the deferred consideration for EEE Limited.

Impact of acquisitions on the results of the Group

Included in the loss for the year is $1.1 million and $0.7 million profit attributable to Dover Court and Northbridge respectively. Revenue for the year is $3.9 million attributable to Dover Court and $1.7 million attributable to Northbridge.

Had these business combinations been effected at 1 September 2013, the revenue of the Group from continuing operations would have been $488.5 million, and the loss for the year from continuing operations would have been $87.6 million. The Directors consider these unaudited ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined group on an annualised basis and to provide a reference point for comparison in future periods.

In determining the unaudited ‘pro-forma’ amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2013.

Notes to the financial statements for the year ended 31 August 2014 (continued)

3                               Segmental reporting

The Group’s reporting segments are determined based on the Group’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Executive Committee (‘EXCO’) as it is primarily responsible for the allocation of resources to segments and the assessment of performance of the segments.

The CODM considers the principal activities of the Group to be:

•                  Premium Schools and associated activities in:

•                       China — People’s Republic of China and Hong Kong SAR;

•                       Europe — Switzerland, Slovakia, Hungary, Czech Republic, Spain, Poland;

•                       Middle East / South East Asia (‘ME/SEA’) — United Arab Emirates, Qatar, Thailand, Singapore, Cambodia; and

•                       North America — United States of America.

•                  Other — being the learning services division and Central & Regional head office costs.

The CODM uses revenue and Adjusted EBITDA before exceptional items, as reviewed at monthly EXCO meetings, as the key measure of the segments’ results as it reflects the segments’ underlying trading performance for the financial year under evaluation. Revenue and Adjusted EBITDA before exceptional items is a consistent measure within the Group.

Segment Adjusted EBITDA before exceptional expenses (‘Adjusted EBITDA’) is an adjusted measure of operating profit and measures the performance of each segment before the impact of interest, tax, depreciation, amortisation, impairment, exceptional items & other management exceptional items, exchange gain/(loss) and loss on disposal of property, plant and equipment.

The segment results, the reconciliation of the segment measures to the respective statutory items included in the Consolidated income statement, the segment assets and other segment information are as follows:

Year ended 31 August 2012	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Revenue	111.5	111.2	9.8	—	41.9	274.4

Adjusted EBITDA	53.8	25.6	(3.8)	—	(5.4)	70.2

Adjusted EBITDA margin	48.3%	23.0%	(38.8)%	—	(12.9)%	25.6%

Year ended 31 August 2013	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Revenue	137.7	115.8	33.9	7.9	28.4	323.7

Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5

Adjusted EBITDA margin	48.5%	19.6%	17.4%	3.8%	(57.0)%	24.6%

Notes to the financial statements for the year ended 31 August 2014 (continued)

3                               Segmental reporting (continued)

Year ended 31 August 2014	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Revenue	165.6	136.0	86.0	68.8	18.2	474.6

Adjusted EBITDA	78.4	26.0	22.2	23.2	(22.4)	127.4

Adjusted EBITDA margin	47.3%	19.1%	25.8%	33.7%	(123.1)%	26.8%

The parent entity is domiciled in the Cayman Islands and did not generate external revenue during the years presented.

Reconciliation of Adjusted EBITDA to profit after tax

2012	China $m	Europe $m	ME /SEA $m	North America $m	Others $m	Total $m

Adjusted EBITDA	53.8	25.6	(3.8)	—	(5.4)	70.2
Adjustments:
Exceptional items (see note 4)	(0.7)	(2.2)	(0.6)	—	(9.0)	(12.5)
Other management exceptional items	—	(0.8)	—	—	(1.2)	(2.0)
Exchange loss	(0.1)	(0.0)	—	—	(4.5)	(4.6)
Loss on disposal of property, plant and equipment	(0.1)	(0.0)	—	—	(0.2)	(0.3)
Depreciation	(3.7)	(3.7)	(1.9)	—	(0.6)	(9.9)
Amortisation	—	(0.0)	(0.0)	—	(3.5)	(3.5)
Impairment of goodwill	—	—	—	—	(10.7)	(10.7)

Operating profit/(loss)	49.2	18.9	(6.3)	—	(35.1)	26.7
Finance income	1.3	0.5	—	—	0.2	2.0
Finance expense	(1.0)	(0.3)	—	—	(48.4)	(49.7)

Profit/(loss) before tax	49.5	19.1	(6.3)	—	(83.3)	(21.0)
Tax	(13.4)	(2.6)	—	—	(0.4)	(16.4)

Profit/(loss) for the year attributable to equity holders of the parent	36.1	16.5	(6.3)	—	(83.7)	(37.4)

Notes to the financial statements for the year ended 31 August 2014 (continued)

3                               Segmental reporting (continued)

Reconciliation of Adjusted EBITDA to profit after tax (continued)

2013	China $m	Europe $m	ME /SEA $m	North America $m	Others $m	Total $m

Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5
Adjustments:
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)
Other management exceptional items	—	—	—	—	(3.3)	(3.3)
Exchange (loss)/gain	(0.2)	(0.1)	0.3	0.8	3.2	4.0
Loss on disposal of property, plant and equipment	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.1)
Depreciation	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortisation	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)

Operating profit/(loss)	62.1	16.7	1.9	(0.5)	(35.2)	45.0
Finance income	1.9	0.3	0.0	0.0	0.1	2.3
Finance expense	(1.0)	(0.0)	—	—	(50.3)	(51.3)

Profit/(loss) before tax	63.0	17.0	1.9	(0.5)	(85.4)	(4.0)
Tax	(13.5)	(7.5)	(0.1)	2.2	(0.4)	(19.3)

Profit/(loss) for the year attributable to equity holders of the parent	49.5	9.5	1.8	1.7	(85.8)	(23.3)

2014	China $m	Europe $m	ME /SEA $m	North America $m	Others $m	Total $m

Adjusted EBITDA	78.4	26.0	22.2	23.2	(22.4)	127.4
Adjustments:
Exceptional items (see note 4)	(0.1)	(1.2)	13.3	(0.3)	(111.9)	(100.2)
Other management exceptional items	(1.7)	—	(2.7)	—	(4.1)	(8.5)
Exchange (loss)/gain	(0.0)	(0.1)	(0.4)	(0.0)	4.5	4.0
Loss on disposal of property, plant and equipment	(0.1)	(0.0)	(0.0)	—	—	(0.1)
Depreciation	(8.6)	(4.9)	(4.9)	(3.7)	(1.3)	(23.4)
Amortisation	(0.0)	(0.1)	(0.0)	(0.1)	(10.2)	(10.4)

Operating profit/(loss)	67.9	19.7	27.5	19.1	(145.4)	(11.2)
Finance income	1.7	0.2	0.1	0.0	0.0	2.0
Finance expense	(0.4)	(0.3)	(0.0)	(0.0)	(54.8)	(55.5)

Profit/(loss) before tax	69.2	19.6	27.6	19.1	(200.2)	(64.7)
Tax	(15.2)	(4.8)	(1.6)	(2.0)	(2.1)	(25.7)

Profit/(loss) for the year attributable to equity holders of the parent	54.0	14.8	26.0	17.1	(202.3)	(90.4)

Notes to the financial statements for the year ended 31 August 2014 (continued)

3                               Segmental reporting (continued)

Segment assets

At 31 August 2013	China $m	Europe $m	ME / SEA $m	North America $m	Total $m

Total segment non-current assets	326.1	230.4	101.8	237.4	895.7

At 31 August 2014	China $m	Europe $m	ME / SEA $m	North America $m	Total $m

Total segment non-current assets	343.3	235.4	157.3	236.2	972.2

The parent entity is domiciled in the Cayman Islands and did not have any non-current assets during the years presented.

Other segment information

Year ended 31 August 2012	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Depreciation of tangible assets	(3.7)	(3.7)	(1.9)	—	(0.6)	(9.9)
Amortisation of intangible assets	—	(0.0)	(0.0)	—	(3.5)	(3.5)
Impairment of goodwill	—	—	—	—	(10.7)	(10.7)
Exceptional items (see note 4)	(0.7)	(2.2)	(0.6)	—	(9.0)	(12.5)

Year ended 31 August 2013	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	14.7	16.5	12.0	29.2	1.1	73.5
Goodwill and other intangible assets	27.9	12.3	56.8	195.9	9.5	302.4
Depreciation of tangible assets	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortisation of intangible assets	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)

Year ended 31 August 2014	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	31.3	11.5	16.1	6.0	0.6	65.5
Goodwill and other intangible assets	0.0	0.3	47.6	0.0	0.4	48.3
Depreciation of tangible assets	(8.6)	(4.9)	(4.9)	(3.7)	(1.3)	(23.4)
Amortisation of intangible assets	(0.0)	(0.1)	(0.0)	(0.1)	(10.2)	(10.4)
Exceptional items (see note 4)	(0.1)	(1.2)	13.3	(0.3)	(111.9)	(100.2)

Notes to the financial statements for the year ended 31 August 2014 (continued)

4                               Exceptional expenses

	2012	2013	2014
	$m	$m	$m
Exceptional administrative expenses

a Corporate restructure	(1.4)	(2.7)	(3.2)
b Payments to key management	(0.7)	(1.1)	—
c Bond issuance and redemption expense, net	(7.6)	(0.8)	(89.9)
d Acquisition and integration related costs	(2.8)	(13.1)	(5.5)
e IPO related costs, net	—	—	(0.2)
f Management Information Systems	—	—	(0.2)
g Others, net	—	—	(1.2)

	(12.5)	(17.7)	(100.2)

a            Corporate restructure in the year is in relation to integration costs incurred by subsidiaries post acquisition as well as closure of Learning Services business in the Middle East and in the UK at contract completion. Included within this balance is $2.5 million of costs relating to the transfer of the Group revolving credit facilities from Barclays Bank plc to The HongKong and Shanghai Banking Corporation Limited (“HSBC”).

Costs in 2013 relate to redundancy, staff replacements for subsidiary integration as well as legal fees and office closures.

On 10 July 2011, the Group announced its intention to relocate its central services function to Hong Kong and subsequent to the balance sheet date this proposal was confirmed. The associated restructuring costs of $6.0m relate predominantly to the onerous lease cost of the building that housed the head office function, along with both statutory and enhanced redundancy costs payable to affected employees. In the year to 31 August 2012, a further provision was created to cover additional expenses amounting to $0.8 million, bringing the total cost of the project to $6.8 million. The balance of the charge in 2012 of $0.6 million relates to the closure of the Learning Service divisional team in the Middle East.

b            The $1.1 million cost incurred during the prior year was a tax indemnification due to the vendor of Collège Champittet on condition of meeting certain revenue criteria post acquisition. As this criteria was met outside the measurement period, it has been appropriately recognised through the profit and loss. This will be settled by equal instalments over five years with the first in August 2014.

The $0.7 million cost incurred during 2012 was as a result of the Group purchasing any past and all future rights under a profit sharing agreement and under an employment profit share agreement in the prior year.

None of the costs relating to this transaction are considered to be tax deductible. Full details of this arrangement are documented in note 25, Related party transactions.

c             The major element of this $89.9 million exceptional expense was the $77.0 million of applicable make-whole premium upon the early redemption of our $490.0 million 10.25% senior secured notes due 2017 and our $150.0 million 8.50%/9.50% senior PIK toggle notes due 2018, which were fully redeemed as of 14 April, 2014. The remaining $12.9 million is the release of capitalized costs in connection with the above notes.

$0.8 million exceptional expense in the prior year was recognised in relation to the bond issuance.

In the year ended 31 August 2012, an exceptional expense of $7.6 million was recognised due to the issuance of the Senior secured notes. This included charges of $1.2 million relating to marketing costs, consultants costs and legal and professional fees which are not capitalised. $6.5 million in relation to the bond transaction fee was paid to Baring Private Equity Asia, as disclosed in the related party transactions note (see note 25). This was partially offset by the assignment of debt ($0.1m) which was written off in the year.

d            During the year, the Group acquired two new subsidiaries to complement its existing portfolio of Premium Schools, as detailed in note 2, Business Combinations.

Acquisition related costs in 2014 were due to the business combinations of Dover Court International School (Pte.) Limited, Singapore and Neptune Education Holdings Limited (Northbridge International School Cambodia), including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2013.

Notes to the financial statements for the year ended 31 August 2014 (continued)

4                               Exceptional expenses (continued)

d            (continued)

Acquisition related costs in 2013 were due to the business combinations of WCL Group of companies, United Kingdom and operating in three continents; The British School of Guangzhou, China and Saint Andrews International School, Bangkok, Thailand, including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2011 and 2012.

Additionally, this include legal fees and fees payable to advisors associated with the common control transaction of British International School LLC, United Arab Emirates.

The prior year costs related to the three subsidiaries acquired during the year ended 31 August 2012. In 2011, the costs relates to the two subsidiaries acquired during the year ended 31 August 2011.

e             The net $0.2 million cost relates to the Company’s initial public offering, which was completed on March 31, 2014.

f              During the year $0.2 million of IT resourcing and travelling costs pertaining to the MIS project were incurred.

g             The exceptional expense of $1.2 million mainly comprises of $1.0 million in relation to the pre-opening costs of our Tanzania camp, $0.3 million and $0.2 million pertains to the pre-opening costs of our new schools in Dubai and Hong Kong respectively, the remaining $0.4 million credit relates to the release of our overseas employees provision.

Notes to the financial statements for the year ended 31 August 2014 (continued)

5                               Expenses and auditors’ remuneration

Included in the loss are the following:

	2012	2013	2014
	$m	$m	$m

Staff costs (see note 6)	117.5	138.4	227.7
Foreign exchange loss/(gain)	4.6	(4.0)	(4.0)
Loss on disposal of property, plant and equipment and intangible assets	0.3	0.1	0.1
Operating lease rentals:
Land and buildings	27.6	31.9	42.2
Other	0.7	0.9	0.5
Depreciation — owned assets	9.9	11.7	23.4
Amortisation of intangible assets	3.5	5.7	10.4
Impairment loss on goodwill	10.7	—	—

Auditors’ remuneration:

	2012	2013	2014
	$m	$m	$m

Fees payable to Company’s auditor for the audit of parent Company and consolidated financial statements	0.2	0.4	0.4

Disclosure below based on fees payable in respect of services to the company and its subsidiaries
Fees payable to Group’s auditors and their subsidiaries in respect of:
The auditing of accounts of any subsidiary of the company	0.3	0.2	0.5
Tax advisory services	0.1	—	0.0
All other services	0.5	0.6	4.2

6                               Staff numbers and costs

The monthly average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	Number of employees
	2012	2013	2014

Administration and management	693	778	1,173
Teaching	1,435	1,738	2,616
Advisors and guidance officers	239	68	39

	2,367	2,584	3,828

Notes to the financial statements for the year ended 31 August 2014 (continued)

6                                         Staff numbers and costs (continued)

The aggregate employee benefit expense of these persons was as follows:

	2012	2013	2014
	$m	$m	$m

Wages and salaries	104.0	124.7	206.3
Share based payments (see note 18)	0.6	0.1	3.0
Social security costs	10.1	11.0	15.4
Contributions to defined contribution plans (see note 18)	1.2	1.0	1.2
Expenses related to defined benefit plans (see note 18)	1.6	1.6	1.8

	117.5	138.4	227.7

During the year ended 31 August 2014, an amount of $0.9 million (2013 - $1.1 million; 2012 - $0.7 million) was incurred in relation to a tax indemnification due to the vendor of Collège Champittet on condition of meeting certain revenue criteria post acquisition. As this criteria was met outside the measurement period, it has been appropriately recognised through the profit and loss. This will be settled by equal instalments over five years with the first in August 2013. This is in addition to aggregate employee benefit expense above and the amounts paid to key management personnel, as shown below.

7                               Key management personnel

	2012	2013	2014
	$m	$m	$m

Fee, salaries and other short term employment benefits	5.8	6.3	6.7
Termination benefits	0.0	—	—
Other benefits	0.3	0.3	0.2

	6.1	6.6	6.9

The key management personnel are the directors and senior managers who received emoluments, as noted above.

Other short term employment benefits relate to medical insurance premiums and rental benefit paid.

Other benefits relate to contributions to defined contribution schemes.

	2012	2013	2014
Number of key management personnel accruing benefits under:
- Defined benefit schemes	1	1	1

Notes to the financial statements for the year ended 31 August 2014 (continued)

8                               Finance income and expense

Recognised in profit or loss

	2012	2013	2014
	$m	$m	$m

Derivative financial instruments	0.2	—	—
Bank interest	1.8	2.3	2.0

Total finance income	2.0	2.3	2.0

	2012	2013	2014
	$m	$m	$m

Net loss on financial instruments designated as fair value through profit or loss:
Derivative financial instruments	0.8	0.0	—
Total interest expense on financial liabilities measured at amortised cost:
Loan notes from parent, senior management and related party	25.4	—	—
Term loan due 2021	—	—	10.9
10.25% Senior secured notes due 2017	15.0	37.9	32.2
8.50% Senior PIK toggle notes due 2018	—	8.5	8.3
Bank loans and overdrafts	7.9	4.5	3.2
Interest on defined benefit pension plan obligation (see note 18)	0.6	0.4	0.9

Total finance expense	49.7	51.3	55.5

Net finance expense	47.7	49.0	53.5

Notes to the financial statements for the year ended 31 August 2014 (continued)

9                               Income tax expense

Recognised in the consolidated income statement

	2012	2013	2014
	$m	$m	$m
Current tax expense
Overseas current tax charge	18.1	20.8	21.3
Adjustment for prior years overseas tax charge	(0.3)	0.2	0.7

Current tax expense	17.8	21.0	22.0

Deferred tax expense
Origination and reversal of temporary differences	(1.3)	(1.5)	—
Adjustment in respect of prior years	(0.1)	(0.2)	3.7

Deferred tax expense	(1.4)	(1.7)	3.7

Total tax expense	16.4	19.3	25.7

Reconciliation of effective tax rate

The tax assessed for the period differs from the standard rate of Corporation tax in China of 25.00% (2013 & 2012: 25.00%) per the explanation below:

	2012	2013	2014
	$m	$m	$m

Loss before tax	(21.0)	(4.0)	(64.7)

Tax using the China corporation tax rate of 25.00% (2013: 25.00%)	(5.3)	(1.0)	(16.2)
Effect of tax rates in foreign jurisdictions	4.0	3.2	12.3
Non-deductible expenses	3.9	5.5	9.4
Losses not deductible	5.0	—	—
Withholding tax paid or payable on overseas dividends and other income for which no relief is available	2.1	5.8	6.0
Timing difference for which no deferred tax was recognised	(2.5)	0.6	—
Amortisation and impairment of goodwill	2.7	—	—
Current year losses for which no deferred tax asset was recognised	6.9	5.2	9.8
Prior year adjustment	(0.4)	—	4.4

Total tax expense (including tax on joint venture)	16.4	19.3	25.7

Tax charged to other comprehensive income*	(0.2)	(0.2)	(0.2)

* Included within Actuarial losses on defined benefit pension schemes

Notes to the financial statements for the year ended 31 August 2014 (continued)

9                               Income tax expense (continued)

The adjustment in respect of the prior year primarily relates to changes in tax estimates and assumptions regarding the recoverability of deferred tax assets.

We have used the statutory tax rate for China, being 25.0% rather than that for Cayman Islands, being 0.0% as we believe this provides a more meaningful comparison, and the majority of the Group’s taxable profits are earned in China, and the majority of the Group’s taxes are paid in China.

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of $69.9 million (2013 - $35.2 million; 2012 - $33.2 million). This includes an un-provided deferred tax asset of $60.8 million (2013 - $28.3 million; 2012 - $24.8 million) which relates to UK losses which have no expiry date for which relief is not anticipated to be available in the foreseeable future. It also includes an un-provided deferred tax asset of $4.1 million (2013 - $3.2 million; 2012 - $5.8 million) in relation to the deficit in the UK pension scheme and an un-provided deferred tax asset of $4.9 million (2013 - $3.7 million; 2012 - $1.0 million) which relates to losses in overseas entities.

Notes to the financial statements for the year ended 31 August 2014 (continued)

10                        Property, plant and equipment

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2012	35.5	11.9	7.5	1.3	—	56.2
Acquisitions through business combinations	31.5	4.5	2.7	0.0	8.9	47.6
Additions	11.4	6.0	5.2	0.2	3.1	25.9
Disposals	(0.4)	0.0	(0.3)	(0.2)	—	(0.9)
Transfers	4.4	0.0	0.0	—	(4.4)	0.0
Effect of movements in foreign exchange	1.3	0.3	0.3	0.0	0.0	1.9

Balance at 31 August 2013	83.7	22.7	15.4	1.3	7.6	130.7

Balance at 1 September 2013	83.7	22.7	15.4	1.3	7.6	130.7
Acquisitions through business combinations	2.9	0.7	0.1	0.0	—	3.7
Additions	12.5	11.3	9.2	0.8	28.0	61.8
Disposals	(1.3)	(0.9)	(2.0)	(0.0)	—	(4.2)
Transfers	9.5	—	—	—	(9.5)	—
Effect of movements in foreign exchange	(0.5)	(0.4)	—	0.0	(0.0)	(0.9)

Balance at 31 August 2014	106.8	33.4	22.7	2.1	26.1	191.1

Accumulated depreciation and impairment
Balance at 1 September 2012	11.4	4.8	3.3	0.6	—	20.1
Depreciation charge for the year	4.8	3.4	3.3	0.2	—	11.7
Disposals	(0.1)	(0.2)	(0.2)	(0.1)	—	(0.6)
Transfers	—	0.0	0.0	—	—	0.0
Effect of movements in foreign exchange	0.7	0.4	0.2	0.0	—	1.3

Balance at 31 August 2013	16.8	8.4	6.6	0.7	—	32.5

Balance at 1 September 2013	16.8	8.4	6.6	0.7	—	32.5
Depreciation charge for the year	11.7	5.8	5.6	0.3	—	23.4
Disposals	(1.2)	(0.9)	(2.0)	0.0	—	(4.1)
Transfers	0.0	—	—	0.0	—	0.0
Effect of movements in foreign exchange	(0.4)	(0.3)	(0.1)	0.0	—	(0.8)

Balance at 31 August 2014	26.9	13.0	10.1	1.0	—	51.0

Net book value

At 31 August 2012	24.1	7.1	4.2	0.7	—	36.1

At 31 August 2013	66.9	14.3	8.8	0.6	7.6	98.2

At 31 August 2014	79.9	20.4	12.6	1.1	26.1	140.1

Notes to the financial statements for the year ended 31 August 2014 (continued)

11                        Intangible assets

	Goodwill	Brand name	Customer relations	Contracts	Website & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2012	446.2	24.5	34.8	0.7	—	1.4	507.6
Acquisitions through business combinations	230.6	31.5	36.9	—	2.6	0.5	302.1
Additions	—	—	—	—	—	0.3	0.3

Effect of movements in foreign exchange	10.4	0.4	0.2	(0.1)	0.0	(0.2)	10.7

Balance at 31 August 2013	687.2	56.4	71.9	0.6	2.6	2.0	820.7

Balance at 1 September 2013	687.2	56.4	71.9	0.6	2.6	2.0	820.7
Acquisitions through business combinations	12.5	14.9	20.0	—	—	—	47.4
Additions	—	—	—	—	0.4	0.3	0.7
Disposal	—	—	—	—	—	(0.2)	(0.2)
Effect of movements in foreign exchange	1.9	0.5	0.6	—	0.0	—	3.0

Balance at 31 August 2014	701.6	71.8	92.5	0.6	3.0	2.1	871.6

Accumulated amortisation and impairment
Balance at 1 September 2012	47.6	—	4.3	0.4	—	0.2	52.5
Amortisation for the year	—	0.3	4.4	0.1	0.2	0.7	5.7
Disposals	—	—	—	—	—	0.0	0.0
Effect of movements in foreign exchange	(0.9)	—	(0.0)	(0.0)	0.0	(0.0)	(0.9)

Balance at 31 August 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3

Balance at 1 September 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3
Amortisation for the year	—	0.8	7.9	0.1	1.0	0.6	10.4
Disposals	—	—	—	—	—	(0.2)	(0.2)
Effect of movements in foreign exchange	2.6	—	0.0	—	—	—	2.6

Balance at 31 August 2014	49.3	1.1	16.6	0.6	1.2	1.3	70.1

Net book value
At 31 August 2012	398.6	24.5	30.5	0.3	—	1.2	455.1

At 31 August 2013	640.5	56.1	63.2	0.1	2.4	1.1	763.4

At 31 August 2014	652.3	70.7	75.9	0.0	1.8	0.8	801.5

Notes to the financial statements for the year ended 31 August 2014 (continued)

11                                  Intangible assets (continued)

Goodwill is allocated to the Groups Cash Generating Units (CGU’s) identified according to operating segment.

A summary of the goodwill allocation is shown below:

	2013			2014
	Premium Schools	Other	Total	Premium Schools	Other	Total
	$m	$m	$m	$m	$m	$m

China	280.3	—	280.3	278.9	—	278.9
Europe	142.7	6.4	149.1	142.7	6.8	149.5
ME/SEA	52.2	—	52.2	65.0	—	65.0
North America	158.9	—	158.9	158.9	—	158.9

	634.1	6.4	640.5	645.5	6.8	652.3

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5 year period discounted using pre-tax discount rates. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the education industry in which the CGU operates.

The key assumptions used for value-in-use calculations in 2013 are as follows:

	China	Europe	ME/SEA	North America	Other
Pupil growth (over 5 years)	19.5%	11.3%	26.8%	29.4%	—
Long term growth rate (average)	2.0%	1.5%	2.0%	1.5%	—
Discount rate	13.4%	13.4%	13.4%	13.4%	13.4%

The key assumptions used for value-in-use calculations in 2014 are as follows:

	China	Europe	ME/SEA	North America	Other
Pupil growth (over 5 years)	11.2%	19.0%	28.3%	63.8%	—
Long term growth rate (average)	2.0%	1.5%	2.0%	1.5%	—
Discount rate	7.6%	7.6%	7.7%	7.4%	7.4%

In the year ended 31 August 2014, the results of the Premium School’s business benefited from solid growth in student numbers both at the start of the first term as well as during the 2014/15 academic year. In addition, the acquisition and successful integration of the two schools from the acquisition of the Dover Court and Northbridge bodes well for the future as regards pupil numbers.

Growth rates in North America are declining year on year due to existing capacity becoming more utilised. The figures do not include growth as a result of proposed campus expansion. As part of the Group’s assessment of goodwill, the Group has performed sensitivity analyses of its discounted value in use calculations by applying discount rates ranging up to 41.5% and holding revenue projections levels at the forecast for 2015. Under these assumptions, no impairment would occur. Management therefore consider that no impairment is required to any of the goodwill or indefinite life intangible assets allocated to the Premium Schools business.

Notes to the financial statements for the year ended 31 August 2014 (continued)

11                                  Intangible assets (continued)

Individual intangible assets other than goodwill that are considered to be material to the Group are as follows:

		Brand Names
		2013	2014
	Operating Segment	$m	$m

Collège Beau-Soleil	Europe	13.0	13.3
Collège Champittet	Europe	6.1	6.3
The Regent’s International School	ME/SEA	5.0	5.0
British International School of Boston	North America	3.5	3.4
British School of Chicago	North America	5.1	5.0
British International School of Houston	North America	4.6	4.6
British School of Washington	North America	3.5	3.4
International College Spain	Europe	3.4	3.3
Compass International School Doha	ME/SEA	4.0	3.9
British School of Guangzhou	China	4.1	4.0
Dover Court Preparatory School	ME/SEA	—	7.2
Northbridge International School	ME/SEA	—	7.7
Other		3.8	3.6
		56.1	70.7

The recoverable amount of individual intangible assets with indefinite useful lives, being brands associated with specific schools, is determined based on value in use calculations. These calculations use revenue projections based on financial projections approved by management and adjusted for royalty savings and trademark maintenance expenses covering a 5 year period discounted using pre-tax discount rates. Revenues beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the education industry in which the schools operate. The assumptions for revenue growth for the specific schools with indefinite life brands range from 18.0% to 36.0% (2013: 17.4% to 26.2%). The average long term growth rate used is 1.5% (2013: 1.5%) and the discount rate used is 7.6% (2013: 13.4%).

Notes to the financial statements for the year ended 31 August 2014 (continued)

12                        Subsidiaries

The Group had the following interests in subsidiaries:

	Country of	Class of	Ownership
	Incorporation	shares held	2013	2014
Holding companies
Nord Anglia Education Finance LLC+dS	USA	n/a	n/a	100%
Nord Anglia Education (UK) Holdings PLC+dSG	UK	Ordinary Deferred	100%	100%
Nord Anglia Education Limited*dSG	UK	Ordinary	100%	100%
NAE Hong Kong Limited*dSG	Hong Kong	Ordinary	100%	100%
Nord Anglia Education Development Services Limited*dSG	UK	Ordinary	100%	100%
Nord Anglia Middle East Holding S.P.C*SG	Bahrain	n/a	100%	100%
Nord International Schools Limited*dSG	UK	Ordinary	100%	100%
EEE Enterprise Limited*dSG	BVI	Ordinary	100%	100%
Rice Education Hong Kong Limited*dSG	Hong Kong	Ordinary	100%	100%
Regent Pattaya Campus Management Co., Ltd.SH	Thailand	Ordinary	49%	49%
Saint Andrews International School Sukhumvit Campus Co., Ltd.SH	Thailand	Preference	49%	49%
NA Educational Services Limited*dSG	UK	Ordinary	100%	100%
NA Schools Limited*dSG	UK	Ordinary	100%	100%
WCL HoldCo Limited*dSG	UK	Ordinary	100%	100%
WCL Group Limited*dSG	UK	Ordinary	100%	100%
WCL Intermediate Holdings Limited*dSG	UK	Ordinary	100%	100%
WCL Services Limited*dSG	UK	Ordinary	100%	100%
WCL School Management Services Limited*dSG	UK	Ordinary	100%	100%
British Schools of America, LLC*dSG	USA	n/a	100%	100%
BST Holding, L.L.C.*SG	USA	n/a	100%	100%
British Schools of Texas, L.L.C.*SG	USA	n/a	100%	100%
WCL Intermediate Holdings Spain, S.L.U.*SG	Spain	n/a	100%	100%
International College 2, S.L.U. *SG	Spain	n/a	100%	100%
British International School Foundation*dG	Hungary	n/a	100%	100%
British International School Bratislava, s.r.o.^S	Slovakia	n/a	100%	100%
BSG Limited*dSG	Hong Kong	Ordinary	100%	100%
Guangzhou Yingkai Investment & Consulting Co., Ltd.*	China	n/a	100%	100%
Uma Education Holdings Limited*dGS	BVI	Ordinary	100%	100%
Uma Education Hong Kong Limited*dGS	Hong Kong	Ordinary	100%	100%
WCL EBT Limited*S	UK	Ordinary	100%	100%
Nord Anglia (Beijing) Consulting Limited*	China	n/a	100%	100%
KG Investments Limited ^	Jersey	n/a	100%	100%
KG Investments Limited, UK Branch*	n/a	n/a	100%	100%
KG (Beijing) Investment Consultant Co., Ltd.*	China	n/a	100%	100%
Neptune Education Holdings Limited*	Hong Kong	Ordinary	n/a	100%
Nord Anglia School (Hong Kong) Limited*	Hong Kong	n/a	100%	100%
诺地安格（上海）商务信息咨询有限公司*	China	n/a	100%	100%

Premium Schools
English International School Prague, s.r.o.^ S	Czech Republic	n/a	100%	100%
British International School Kindergarten, Primary and Secondary School*	Hungary	n/a	100%	100%
The British School Sp. z o.o.*dSG	Poland	n/a	100%	100%
The British International School, Shanghai*	China	n/a	100%	100%
British School of Beijing*	China	n/a	100%	100%
Collège Champittet SA*dSG	Switzerland	n/a	100%	100%
Collège Alpin Beau-Soleil SA*dSG	Switzerland	n/a	100%	100%
La Côte International School SA*dSG	Switzerland	n/a	100%	100%
The Regent’s SchoolH	Thailand	n/a	49%	49%
British School of Washington, L.L.C.*SG	USA	n/a	100%	100%
British School of Boston, L.L.C.*SG	USA	n/a	100%	100%
British School of Chicago, L.L.C.*SGd	USA	n/a	100%	100%
British School of Houston, L.P.^SGd	USA	n/a	100%	100%
International College Spain, S.A.U.*dSG	Spain	n/a	100%	100%
Education Overseas Qatar LLC GdSH	Qatar	n/a	49%	49%
Sukromna spojena skola British International School Bratislava*	Slovakia	n/a	100%	100%
Northbridge International School (Cambodia) Limited*	Cambodia	n/a	n/a	n/a
British American School of Charlotte, L.L.C.*GS	USA	n/a	100%	100%
WCL Academy of New York LLC*GS	USA	n/a	100%	100%
St. Andrews International School Bangkok (Sukhumvit)	Thailand	n/a	49%	49%
British School of Guangzhou*	China	n/a	100%	100%
Dover Court International School (Pte.) Ltd.*	Singapore	Ordinary	n/a	n/a
Nord Anglia International School, Hong Kong Limited*	Hong Kong	n/a	100%	100%
British International School LLC	Abu Dhabi	n/a	n/a	n/a
Nord Anglia International School L.L.C	Dubai	n/a	n/a	n/a

Notes to the financial statements for the year ended 31 August 2014 (continued)

12                        Subsidiaries (continued)

Learning Services
Nord Anglia Vocational Education and Training Services Ltd*dSG	UK	Ordinary	100%	100%
Brighton Education Learning Services Sdn. Bhd.*	Malaysia	n/a	100%	100%
Nord Anglia Education Sdn. Bhd.*	Malaysia	n/a	100%	100%
BSA Resource Solutions, LLC SG	USA	n/a	50%	50%
Fieldwork Education Limited*dSG	UK	Ordinary	100%	100%
WCL School Management Services (India) Limited*	UK	Ordinary	100%	100%
Overseas Schools SA*	Belgium	n/a	100%	100%
Nord Anglia Educational Consultancies Saudi Arabia Limited ^	Sandi Arabia	n/a	100%	100%
EduAction (Waltham Forest) Limited	UK	Ordinary	50%	50%

* Investment held indirectly by 100% owned subsidiary of the Group.

^ Investments held 100% within the Group by more than one subsidiary of the Group

+The Companies denoted are direct subsidiaries of the Group

d Material assets of subsidiary form part of security arrangement for borrowings (see note 16)

S Share capital of subsidiary is pledged as security for borrowings (see note 16)

G Subsidiary is a guarantor under the security arrangement for borrowings (see note 16)

H The Group holds interests of less than 50% of certain companies. Where indicated, these companies are consolidated by the Group due to the 100% economic interests in these companies in the form of both the right to receive dividends and the right to full distribution on liquidation and/or majority voting rights.

Notes to the financial statements for the year ended 31 August 2014 (continued)

13                        Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities
	2013	2014	2013	2014
	$m	$m	$m	$m

Property, plant and equipment	0.4	0.3	(6.6)	(6.6)
Intangible assets	—	—	(25.6)	(33.3)
Employee benefits	1.4	1.6	—	—
Tax value of loss carry-forwards	5.2	5.6	—	—
Provisions and accruals	14.2	13.4	(0.4)	(4.2)
Goodwill	—	—	(1.0)	(1.4)
Other	—	—	(1.7)	—

Tax assets / (liabilities)	21.2	20.9	(35.3)	(45.5)

Net tax liabilities	—	—	(14.1)	(24.6)

Movement in deferred tax during the prior year

	1 September 2012	Recognised in income statement	Recognised in comprehensive income	Foreign exchange movements	Acquired in business combination	31 August 2013
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	(0.4)	(3.5)	—	—	(2.3)	(6.2)
Intangible assets	(9.2)	0.6	—	(0.1)	(16.9)	(25.6)
Employee benefits	1.2	—	0.2	—	—	1.4
Tax value of loss carry-forwards	1.0	4.0	—	(0.1)	0.3	5.2
Provisions and accruals	3.6	2.7	—	—	7.5	13.8
Goodwill	(0.6)	(0.4)	—	—	—	(1.0)
Other	—	(1.7)	—	—	—	(1.7)

	(4.4)	1.7	0.2	(0.2)	(11.4)	(14.1)

Movement in deferred tax during the year

	1 September 2013	Recognised in income statement	Recognised in comprehensive income	Foreign exchange movements	Acquired in business combination	31 August 2014
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	(6.2)	—	—	(0.1)	—	(6.3)
Intangible assets	(25.6)	(1.2)	—	(0.1)	(6.4)	(33.3)
Employee benefits	1.4	0.1	0.2	(0.1)	—	1.6
Tax value of loss carry-forwards	5.2	0.4	—	—	—	5.6
Provisions and accruals	13.8	(4.5)	—	(0.1)	—	9.2
Goodwill	(1.0)	(0.3)	—	(0.1)	—	(1.4)
Other	(1.7)	1.8	—	(0.1)	—	—

	(14.1)	(3.7)	0.2	(0.6)	(6.4)	(24.6)

Notes to the financial statements for the year ended 31 August 2014 (continued)

14                        Trade and other receivables

	2013	2014
	$m	$m

Trade receivables	50.8	74.3
Less: Provision for impairment of trade receivables (See note 21)	(1.1)	(4.7)

Net trade receivables	49.7	69.6
Prepayments	16.9	15.6
Accrued income	0.2	3.8
Other receivables	16.4	5.8

	83.2	94.8

Non-current
Other receivables	12.4	9.2

Non-current receivables mainly relate to deposits on a Premium School site which is not recoverable for at least 12 months from this date. In the prior year this balance also included cash deposits that cannot be drawn until at least 12 months after the balance sheet date.

15                        Cash and cash equivalents/ bank overdrafts

	2013	2014
	$m	$m

Cash and cash equivalents	222.9	256.4
Bank overdrafts	(51.8)	(90.2)

Cash and cash equivalents per cash flow statements	171.1	166.2

Notes to the financial statements for the year ended 31 August 2014 (continued)

16                        Other interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group and Company’s interest-bearing loans and borrowings, which are measured at amortised cost. For more information about the Group’s exposure to interest rate and foreign currency risk, see note 21, Financial instruments.

	2013	2014
	$m	$m

Current liabilities
Current portion of secured bank loans and bank overdrafts	8.7	20.0
Current portion of Term loan due 2021	—	3.2
Current portion of 10.25% Senior secured notes due 2017	20.8	—
Current portion of 8.50% Senior PIK toggle notes due 2018	1.1	—

	30.6	23.2

Non-current liabilities
Secured bank loans and overdrafts	5.3	—
Term loan due 2021	—	499.2
10.25% Senior secured notes due 2017	484.6	—
8.50% Senior PIK toggle notes due 2018	140.5	—

	630.4	499.2

2013

All borrowings are secured by a debenture creating fixed and floating charges over all of the material current and future assets of certain Group entities. The material subsidiaries which are party to this arrangement are detailed in note 12, Subsidiaries, along with details of certain entities whose share capital has also been pledged as part of the security arrangement.

In addition to the above, specific registered pledges have been made over certain bank accounts, assignment of receivables and assignment of insurance. At 31 August 2013, the carrying value of the bank accounts and receivables which have been pledged were $17.2 million and $1.5 million respectively.

2014

All borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. The Group subsidiaries which are party to this arrangement are detailed in note 12, Subsidiaries, along with details of certain Group entities whose share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

Terms and debt repayment schedule

		Nominal		Face value	Carrying amount	Face value	Carrying amount
		interest	Year of	2013	2013	2014	2014
	Currency	rate	maturity	$m	$m	$m	$m

Working capital facility	RMB	6.6%	2014	13.9	13.9	—	—
10.25% Senior secured notes	US $	10.25%	2017	490.0	505.4	—	—
8.50% Senior PIK toggle notes	US $	8.50%	2018	150.0	141.6	—	—
Term loan*	US $		2019	—	—	513.7	502.4
Business loan	CHF	3.61%	2014	0.1	0.1	—	—
Revolving Credit Facility #	US $		2021	—	—	20.0	20.0
				654.0	661.0	533.7	522.4

Notes to the financial statements for the year ended 31 August 2014 (continued)

16                        Other interest-bearing loans and borrowings (continued)

All interest is settled by cash payments on the required date.

* The term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

# Revolving credit facility under the credit agreement will bear interest based on a margin ranging from 2.75% to 3.25% depending on our net-leverage ratio, plus the applicable LIBOR rate.

On 8 February 2013, the Company issued $150.0 million of 8.50% Senior PIK Toggle Notes due 2018 (the “PIK Notes”) pursuant to an indenture dated 1 February 2014 between the Company, Citicorp International Limited as Trustee, Citibank NA London branch as Paying Agent and Transfer Agent and Citigroup Global Markets Deutschland AG as Registrar.

On 28 March 2013, the Group issued $325.0 million of 10.25% Senior Secured Notes due 2017 (the “Notes”) pursuant to an indenture dated 28 March 2013 between the Company, Citicorp International Limited as Trustee and Security Agent, Citibank NA. London branch as Paying Agent and Citigroup Global Markets Deutschland AG as Registrar. On 27 June 2013, the Company issued $165.0 million additional notes under the same indenture with the same terms and conditions (other than the issue date).

On 31 March 2014, the Group entered into a new credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility. The borrower under the credit agreement is a newly formed 100% wholly owned U.S. domestic limited liability company. On the same date, we drew down the term loan facility in full and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of 14 April 2014.

On 31 March 2014, the Group also repaid and terminated our previous super senior revolving facility using proceeds from the initial public offering. (See note 4c)

The exposure of the Group’s borrowings to interest rate changes is as follows:

	2013	2014
	$m	$m

Less than one year	30.6	23.2
Between one and five years	630.4	13.4
More than five years	—	485.8

	661.0	522.4

Notes to the financial statements for the year ended 31 August 2014 (continued)

17                        Trade and other payables

	2013	2014
	$m	$m
Current
Trade payables due to third parties	12.3	12.4
Other taxes and social security	1.6	3.1
Amounts owed to parent undertaking	23.1	—
Amounts owed to related parties	1.5	0.2
Other payables	37.6	23.3
Accrued expenses	20.7	24.7
Deferred income	267.2	324.0

	364.0	387.7

Non-current
Other payables	38.5	55.9

Non-current payables in the current year predominantly relate to a fair value lease provision adjustment of $16.5 million, pupil deposits of $18.6 million, refundable debentures of $5.2 million, deferred consideration in relation to the acquisition of Neptune Education Holdings Limited of $3.0 million and rental accruals of $8.2 million.

In the prior year the non-current payables predominantly relate to deferred consideration ($7.5 million) for the acquisition of British International School LLC, Abu Dhabi, United Arab Emirates, due to Premier Education Holdings Limited, and an amount of $0.8 million in relation to an earn-out agreement due to Delphim SA, both of which are related parties (see note 25). Furthermore, this also includes a balance of $7.7 million in relation to the deferred rent in our US schools. In addition to this, a fair value adjustment ($22.0 million) arose in relation to the leases on our WCL acquisition.

Notes to the financial statements for the year ended 31 August 2014 (continued)

18                        Employee benefits

Pension plans

The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group’s employees in the UK and Switzerland.

Defined contribution plans

The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was $1.2 million (2013 - $1.0 million), recognised in the Consolidated income statement.

Defined benefit plans

United Kingdom

The Group operates three defined benefit pension schemes in the UK. In each case the assets of the scheme are held as a segregated fund and administered by Trustees.

A defined benefit scheme was established for Lifetime Careers employees (employed by a Group subsidiary) - (“Lifetime”). Contributions are determined by independent professionally qualified actuaries on the basis of triennial valuations. JLT Benefit Solutions Limited, an independent actuary, carried out the latest triennial actuarial assessment of the scheme as at 31 August 2011, using the projected unit method.

Both the Nord Anglia Joint Pension Scheme (“Joint”) and The Wyburn School Limited Pension and Life Assurance Scheme (1985) (“Wyburn”) are closed schemes and are valued under the projected unit method. The most recent formal actuarial valuation for both of the schemes were performed at 1 September 2013 using the aggregate method which assess the adequacy of the fund to meet the minimum funding requirement and calculates contributions on the level of pensionable payroll to provide the retirement benefits for the members.

Actuarial valuation reports have been requested by the Group for both the Nord Anglia Joint Pension Scheme and The Wyburn School Limited Pension and Life Assurance Scheme (1985). Given the underlying size of these schemes (4% of the consolidated pension assets and liabilities); any movement as a result of changes reported in the actuarial valuation would not be regarded as significant.

Closure of schemes

At 31 August 2011, all three schemes closed to future accruals and active members became deferred pension members. Whilst the Group will continue to make future employer contributions to the schemes, member contributions will no longer be made.

Overseas

The most significant overseas schemes are the funded defined benefit schemes which operate in Switzerland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the Swiss schemes as at 31 August 2014. Additionally a defined benefit scheme is operated in Thailand.

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated to take account of the requirements of IAS 19 in order to assess the liabilities of the scheme as at 31 August 2014. The details of the IAS 19 valuations are set out in the following tables:

Notes to the financial statements for the year ended 31 August 2014 (continued)

18                        Employee benefits (continued)

Pension plans (continued)

Principal assumptions

The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	UK		Switzerland
	2013%	2014%	2013%	2014%

Discount rate	4.90	4.20	2.20	1.80
Price inflation	3.65	3.40	1.50	1.50
Rate of increase in salaries	n/a	n/a	1.00	1.00
Rate of increase in pension payments	3.65	3.40	1.50	n/a
Expected return on plan assets	5.54	n/a	2.50	n/a

Mortality assumptions

The assumptions relating to longevity underlying the UK pension liabilities at the balance sheet date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The following table illustrates the expectation of life of an average member retiring at age 65 at the reporting date.

		UK		Switzerland
		2013 years	2014 years	2013 years	2014 years

Retiring at reporting date at age 65:	Male	22.1	22.2	21.1	21.3
	Female	24.4	22.4	23.6	23.8

Rates of return on scheme assets

The fair value of the assets in the defined benefit pension schemes are as follows:

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m

Equities	22.8	28.0	—	—
Diversified Growth Assets	9.6	11.3	—	—
Corporate bonds	1.2	1.3	—	—
Cash	0.8	2.2	—	—
With profit funds	0.8	0.8	—	—
Insurance assets	—	—	21.1	22.8

	35.2	43.6	21.1	22.8

Actual return on plan assets	4.8	4.3	0.0	0.9

Notes to the financial statements for the year ended 31 August 2014 (continued)

18                        Employee benefits (continued)

Movement in pension deficit during the financial year

Changes in the fair value of defined benefit pension assets are as follows:

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m

Opening fair value of the defined benefit pension assets	31.4	35.2	19.2	21.1
Interest income	1.7	1.9	0.5	0.5
Return on plan assets greater than discount rate	3.2	2.4	(0.5)	0.4
Contributions by employer	0.7	3.1	1.4	1.5
Contributions by members	—	—	1.3	1.2
Benefits paid	(0.9)	(1.6)	(1.2)	(2.4)
Foreign currency translation	(0.9)	2.6	0.4	0.5

Closing fair value of defined benefit pension assets	35.2	43.6	21.1	22.8

Changes in the fair value of defined benefit pension obligation are as follows:

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m

Opening defined benefit pension obligation	(56.8)	(51.1)	(24.2)	(27.4)
Current service cost	—	—	(1.6)	(1.9)
Past Service Cost	—	—	—	0.1
Interest cost	(2.1)	(2.6)	(0.5)	(0.7)
Actuarial gain/(losses)	5.5	(6.4)	(0.5)	(1.5)
Contributions by members	—	—	(1.3)	(1.2)
Benefits paid	0.9	1.6	1.2	2.4
Foreign currency translation	1.4	(3.7)	(0.5)	0.3

Closing defined benefit pension obligation	(51.1)	(62.2)	(27.4)	(29.9)

Notes to the financial statements for the year ended 31 August 2014 (continued)

18                        Employee benefits (continued)

Movement in pension deficit during the financial year (continued)

The amounts that have been charged to the Consolidated Income Statement and Consolidated Statement of Comprehensive Income for the three years ended 31 August 2014 are set out below:

	UK			Switzerland
	2012 $m	2013 $m	2014 $m	2012 $m	2013 $m	2014 $m
Analysis of the amount charged to operating profit:
Current service cost	—	—	—	(1.6)	(1.6)	(1.9)
Past service cost	—	—	—	—	—	0.1

Analysis of the amount (charged)/credited to finance (cost)/income:
Interest on defined benefit pension assets	1.6	1.7	1.9	0.5	0.5	0.5
Interest on defined benefit pension obligation	(2.1)	(2.1)	(2.6)	(0.6)	(0.5)	(0.7)

Net pension finance expense	(0.5)	(0.4)	(0.7)	(0.1)	0.0	(0.2)

Total charged to the Consolidated Income Statement	(0.5)	(0.4)	(0.7)	(1.7)	(1.6)	(2.0)

Analysis of the amount recognised in the Consolidated Statement of Comprehensive Income:
Actuarial gains/(losses) on defined benefit pension assets	(15.4)	8.7	(6.4)	(0.9)	(1.0)	(1.5)
Return on plan asset excl. interest income	—	—	2.4	—	—	0.4

Total gains/(losses) recognised in the Consolidated Statement of Comprehensive Income	(15.4)	8.7	(4.0)	(0.9)	(1.0)	(1.1)

The cumulative losses recognised through the Consolidated Statement of Comprehensive Income since the date of transition to IFRS (1 September 2009) are UK: $6.9 million (2012: $11.6 million; 2013: $2.9 million); and since the date of acquisition - Switzerland: $3.0 million (2012: $0.9 million; 2013: $1.9 million).

Notes to the financial statements for the year ended 31 August 2014 (continued)

18                        Employee benefits (continued)

Summary of movements in the deficit during the financial year

	UK		Switzerland
	2013 $m	2014 $m	2013 $m	2014 $m
Deficit in schemes at the beginning of the year	(25.4)	(15.9)	(5.0)	(6.3)
Current service cost	—	—	(1.6)	(1.9)
Past service cost	—	—	—	0.1
Net pension finance expense	(0.4)	(0.7)	0.0	(0.2)
Return on plan asset, excluding amount included in interest expense	—	2.4	—	0.4
Contributions by employer	0.7	3.1	1.4	1.5
Foreign currency translation	0.5	(1.1)	(0.1)	0.8
Actuarial gains/(losses)	8.7	(6.4)	(1.0)	(1.5)

Deficit in schemes at the end of the year net of deferred tax	(15.9)	(18.6)	(6.3)	(7.1)

Deficit in the Thailand pension scheme amounted to $0.1 million (2013: $0.0 million).

History of movements

The historical movement in defined benefit pension schemes’ assets and liabilities are as follows:

	2010 $m	2011 $m	2012 $m	2013 $m	2014 $m

Closing fair value of defined benefit pension assets	27.6	50.3	50.6	56.3	66.4
Present value of liabilities	(37.0)	(64.9)	(81.0)	(78.5)	(92.2)

Pension deficit	(9.4)	(14.6)	(30.4)	(22.2)	(25.8)

Expected contributions

A funding plan in respect of the Lifetime scheme has been agreed with the trustees for the period from September 2013 to 2020. An amount of $2.9 million was paid in September 2014 (September 2013 $2.7 million). Payments increase by 3% each year, culminating in a final payment under this scheme of $3.3 million by 30 September 2020.

The Group expects to make normal cash contributions of approximately $4.7 million (2013: $4.2 million) to defined benefit schemes in the financial year ending 31 August 2015.

Notes to the financial statements for the year ended 31 August 2014 (continued)

18                                  Employee benefits (continued)

Share-based payments

2014 Equity Incentive Award Plan

Share options are granted to directors and selected employees. The exercise price of the granted options is equal to the market price of the shares on the date of the grant. Options are conditional on the employee remaining in employment during the vesting period. The 1st allocation of options are exercisable in January 2015 and options thereafter are exercisable on the anniversary of the grant.

Under the 2014 Equity Incentive Award Plan (“2014 Incentive Plan”), 9,800,000 of our ordinary shares have been reserved for issuance pursuant to a variety of share-based compensation awards that may be awarded under the 2014 Incentive Plan. The maximum number of our ordinary shares that may be subject to one or more awards granted to any person pursuant to the 2014 Incentive Plan during any calendar year will be 1,200,000 and the maximum amount that may be paid in cash to any one person during any calendar year with respect to one or more awards payable in cash shall be $10.0 million. However, no non-employee director will be granted awards pursuant to the 2014 Incentive Plan with an aggregate value in excess of $5.0 million during any fiscal year.

None of the awards vested in the period.

A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

Issued 2014

Exercise price	$18.00
Equity price	$18.00
Volatility	33.63%
Dividend yield	0%
Risk free interest rate	1.79%
Expected life to exercise	6.25 years
Number of shares awarded	451,100

Lapsed scheme

In the prior year the issuing entity was changed from Nord Anglia Education (UK) Holdings PLC to its immediate parent undertaking Nord Anglia Education Inc. The employing entity also changed from NAE Limited to NAE Hong Kong Limited. There are no other changes to the terms of the scheme. Management has reassessed the vesting conditions of the awards, the awards will now vest at the earlier of February 2015 or a complete exit by Baring Private Equity Asia.

Management has been issued shares based on their level of seniority. When vesting conditions are met the number of shares held by management will multiply in accordance with the ratchet attached to that class of shares. The vesting of shares will be satisfied by adjusting the ownership of the equity between the parent company and management. If the full IRR is satisfied, the stake owned by the employees would be 16.7%. The ratchet by class of share is noted below:

2013:

IRR	B shares	C shares	D shares	E shares

Less than 18%	3.514	3.347	3.606	Not applicable
18% to 25%	4.514	4.347	4.606	2
25% to 35%	5.514	5.347	5.606	3
35% +	6.514	6.347	6.606	4

Notes to the financial statements for the year ended 31 August 2014 (continued)

18                                  Employee benefits (continued)

Share-based payments (continued)

A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

	Shares issued 2013	Shares issued 2012	Shares issued 2011	Shares issued 2010

Exercise price	$0.016281	$0.016281	$0.016281	$0.01551
Equity price	$1.37	$1.37	$0.1791	$0.1160
Volatility	100%	100%	100%	100%
Dividend yield	0%	0%	0%	0%
Risk free interest rate	6%	6%	5%	5%
Expected life to exercise	3 years	3 years	1.5 years	2.5 years
Number of shares exercised	51,599	222,800	360,145	1,059,414

The fair value of each share was calculated as 2013 - $1.37 (2012 - $1.37; 2011 - $0.1791; 2010 - $0.1160).

In accordance to the articles of association effective at that point, the redemption at par value of deferred shares and redeemable A ordinary shares from Premier Education Holdings Ltd and other classes of redeemable ordinary shares from other shareholders to give effect to a ratchet mechanism that increases the percentage shareholding of certain shareholders, primarily our management and employees. On 31 March 2014, the vesting conditions were satisfied and the stake held by the employees at that point were adjusted at the 25% to 35% level of IRR. All classes of ordinary shares B-E has been converted into ordinary shares on 31 March 2014. (See note 20)

No further options will be granted under this scheme and has been replaced by the 2014 Equity Incentive Award Plan.

Notes to the financial statements for the year ended 31 August 2014 (continued)

19                        Provisions for other liabilities and charges

	Property	Other	Total
	$m	$m	$m

Balance at 1 September 2012	0.9	4.5	5.4
Provisions made during the year	—	3.8	3.8
Provisions used during the year	(0.7)	(2.2)	(2.9)
Provisions reversed during year	(0.2)	(0.3)	(0.5)
Foreign exchange	—	0.0	0.0

Balance as at 31 August 2013	—	5.8	5.8

Balance at 1 September 2013	—	5.8	5.8
Provisions made during the year	—	0.1	0.1
Provisions used during the year	—	(4.2)	(4.2)
Provisions reversed during the year	—	—	—
Foreign exchange	—	0.0	0.0

Balance at 31 August 2014	—	1.7	1.7

Non-current	—	1.2	1.2
Current	—	0.5	0.5

	—	1.7	1.7

Provisions for property at the beginning of the year related to lease dilapidations and future lease costs resulting from the restructuring of the business within the Learning Services division. The majority of the provision has utilised while an element of the provision in excess of the utilised amount during the year has released.

Other provisions relate to school acquisition costs and costs associated with the integration of newly acquired subsidiaries and overseas employees. The overseas employees provision is likely to be utilised over several years, although the timing of utilisation is uncertain. The remaining balance is classified as current at the year end.

Notes to the financial statements for the year ended 31 August 2014 (continued)

20                        Capital and reserves

Group and Company

Share capital

		2013		2014
Authorised	No.	$m	No.	$m

Ordinary shares of $0.01 each	—	—	2,000,000,000	20.0
Ordinary shares ‘A’ of $0.016281 each	300,000,000	4.8	—	—
Ordinary shares ‘B’ of $0.016281 each	841,623	0.0	—	—
Ordinary shares ‘C’ of $0.016281 each	210,406	0.0	—	—
Ordinary shares ‘D’ of $0.016281 each	273,527	0.0	—	—
Ordinary shares ‘E’ of $0.016281 each	3,000,000	0.1	—	—
Ordinary shares ‘F’ of $0.016281 each	801,653	0.0	—	—
Ordinary shares ‘G’ of £0.01 each	100,000,000	1.6	—	—
Deferred shares of $0.016281 each	200,000,000	3.3	—	—
Dollar deferred shares of $0.01 each	6,500,000,000	65.0	—	—
Preference shares of $1.00 each	65,246,057	65.2	—	—
New preference shares of $0.01 each	4,475,805	0.1	—	—

At 31 August	7,174,849,071	140.1	2,000,000,000	20.0

		2013		2014
Allotted, called up and fully paid	No.	$m	No.	$m

Ordinary shares of $0.01 each	—	—	97,747,778	1.0
Ordinary shares ‘A’ of $0.016281 each	137,045,844	2.2	—	—
Ordinary shares ‘B’ of $0.016281 each	841,623	0.0	—	—
Ordinary shares ‘C’ of $0.016281 each	210,406	0.0	—	—
Ordinary shares ‘D’ of $0.016281 each	136,763	0.0	—	—
Ordinary shares ‘E’ of $0.016281 each	2,212,188	0.1	—	—
Ordinary shares ‘F’ of $0.016281 each	801,653	0.0	—	—
Deferred shares of $0.016281 each	100	0.0	—	—
Dollar deferred shares of $0.01 each	—	0.0	—	—
Preference shares of $1.00 each	65,246,057	65.2	—	—
New preference shares of $0.01 each	2,113,052	0.0	—	—

At 31 August	208,607,686	67.5	97,747,778	1.0

	Ordinary shares $m	Redeemable preference shares $m	Share premium $m

At 31 August 2012	2.2	65.2	255.2
Issued during the year	0.1	0.0	140.0
Share redemption	—	(0.0)	(138.7)

At 31 August 2013	2.3	65.2	256.5

Issued during the year	1.0	0.0	366.9
Transaction cost recognised directly in equity	—	—	(29.6)
Return of capital to pre IPO shareholders	—	—	4.0
Forgiveness of the loan	—	—	14.3
Distribution to parent	—	—	(15.0)
Share redemption	(2.3)	(65.2)	—

At 31 August 2014	1.0	—	597.1

Notes to the financial statements for the year ended 31 August 2014 (continued)

20                        Capital and reserves (continued)

	2013 $m	2014 $m

Shares classed as liabilities	—	—
Shares classified in shareholders’ funds	67.5	1.0

At 31 August	67.5	1.0

The holders of Ordinary, A, B, C and D Ordinary shares are entitled to receive notice of, attend, speak and vote at any general meeting of the Company. The holders of E, F and deferred shares do not have any of the above entitlements. The Ordinary shares are entitled to receive dividends.

The New preference shares are redeemable at any time at the option of the Company. The amount payable on redemption is the “Aggregate Value”. The aggregate values are $447,579,973 and $142,741,843 for the new preference shares and preference shares respectively, each compounded at a 12% yield annually, commencing 29 February 2012 for the new preference shares and 14 August 2013 for the preference shares. On redemption, any amount paid by the Company in excess of the carrying value of the shares is deducted from share premium. On 31 March 2014, the new preference shares were converted into 12,908,465 ordinary shares and preference shares converted into 10,818,879 ordinary shares. For the purposes of the redemption or conversion of the preference shares, the term “Aggregate Value” has the meaning given to it by the current articles of association of the Company.

The holders of the preference shares are not entitled to receive dividends and are not entitled to receive notice of, attend, speak at or vote at any general meetings of the Company.

The holders of the new preference shares are entitled to receive dividends and are not entitled to receive notice of, attend, speak at or vote at any general meetings of the Company.

The preference shares and New preference shares are convertible at the option of the Company into such number of A ordinary shares in the Company as have a market value equal to the “Aggregate Value”.

On 6 December 2013, the Company issued 1 preference share with an aggregate nominal par value of $1 with a share premium of $3.8 million per share was issued with Premier Education Holdings Limited (immediate parent company) for financing purposes.

On 17 February 2014, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $14.5 million per share. The share was issued to Premier Education Holdings Limited in respect of the outstanding consideration due on the transfer of British International School Abu Dhabi LLC to the Group. (see note 4e)

On 31 March 2014, the Company completed its initial public offering and issued 21,850,000 ordinary shares of $16.00 per share, raising gross proceeds of $349.6 million. This included shares issued pursuant to the exercise of the underwriters’ overallotment option, raising net proceeds of $320.0 million, net of offering costs. On the same day the existing 208,607,689 ordinary and preference shares were redeemed and replaced with 75,897,778 ordinary shares of the Company.

On 20 May 2013, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $133.4 million per share. The share was issued to Premier Education Holdings Limited for the financing of the acquisition and related fees and expenses of WCL Group Limited (see note 2).

On 14 August 2013, 1 preference share with an aggregate nominal value of $1 was issued at par with a share premium of $6.6 million per share. The share was issued to Premier Education Holdings Limited (immediate parent company). The total share premium following the previous 3 transactions is now $256.5 million.

On 2 February 2013, 1,237,217 new preference shares with a par value of $0.01 were redeemed. The redeemed new preference shares had a share premium of $138.7 million attached. This was following the issuance of the 8.50% Senior PIK toggle notes due 2018 as a return of equity to the new preference shareholders.

Currency translation reserve

The currency translation reserve comprises all foreign exchange differences arising since 1 September 2009, the transition date to IFRSs, from the translation of the financial statements of foreign operations.

Other reserves

Other reserves relate to the capital contributions reserve created upon the settlement of loan notes issued to the parent company and senior management. During the year, Nord Anglia International School, Hong Kong (“HKIS”) introduced non-refundable nomination rights and is designated to finance the capital expenditure of the school.

Notes to the financial statements for the year ended 31 August 2014 (continued)

21                                  Financial instruments

21 (a) Fair values of financial instruments

Trade and other receivables

The fair value of trade and other receivables, is estimated as the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date if the effect is material.

Trade and other payables

The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date if the effect is material.

Cash and cash equivalents

The fair value of cash and cash equivalents is estimated as its carrying amount where the cash is repayable on demand.  Where it is not repayable on demand then the fair value is estimated at the present value of future cash flows, discounted at the effective rate of interest at the balance sheet date.

Interest-bearing borrowings

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the effective rate of interest at the balance sheet date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Derivative financial instruments

The fair value of interest rate swaps is determined through the use of valuation techniques which maximise observable market data as the instruments are not traded in an active market.

Fair values

The fair values of all financial assets and financial liabilities by class together with their carrying amounts shown in the balance sheet are as follows:

	Carrying amount	Fair value	Carrying amount	Fair value
	2013	2013	2014	2014
	$m	$m	$m	$m
IAS 39 categories of financial instruments

Loans and receivables
Cash and cash equivalents (note 15)	171.1	171.1	166.2	166.2
Other loans and receivables	75.1	75.1	81.5	81.5

Total financial assets	246.2	246.2	247.7	247.7

Financial liabilities measured at amortised cost
Other interest-bearing loans and borrowings (note 16)	(661.0)	(713.4)	(522.4)	(522.4)
Trade and other payables	(111.8)	(111.8)	(111.2)	(111.2)

Total financial liabilities	(772.8)	(825.2)	(633.6)	(633.6)

Net financial instruments	(526.6)	(579.0)	(385.9)	(385.9)

Notes to the financial statements for the year ended 31 August 2014 (continued)

21           Financial instruments (continued)

21 (b) Credit risk

Financial risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, cash and bank balances, and derivatives. This credit risk is minimised by a policy under which the Group only enters into such contracts with companies, governments, banks and financial institutions with strong credit ratings within limits set for each organisation. In respect of derivatives, dealing activity is closely controlled and counterparty positions are monitored regularly. No credit limits were exceeded during the year and the Group does not anticipate that any losses will arise from non-performance by these counterparties.

Exposure to credit risk

The carrying amount of financial assets other than cash and cash equivalents represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was $81.5 million (2013 - $75.1 million) being the total of the carrying amount of financial assets.

Financial assets

The maximum exposure to credit risk for financial assets at the balance sheet date by currency was:

	2013	2014
	$m	$m

Sterling	7.2	4.6
Dollar and Dollar peg currencies	22.9	30.4
Chinese Renminbi	15.0	3.9
European currencies (excluding Sterling)	8.6	11.3
Malaysian Ringgit	4.6	0.8
Swiss Franc	13.7	25.3
Thai Baht	3.1	3.0
Singapore Dollar	—	2.2

	75.1	81.5

The maximum exposure to credit risk for financial assets at the balance sheet date by type of counterparty was:

	2013	2014
	$m	$m

School fees	40.1	60.4
Amounts receivable through other contracts	9.6	9.3
Cash deposit accounts	13.9	—
Others	11.5	11.8

	75.1	81.5

Notes to the financial statements for the year ended 31 August 2014 (continued)

21           Financial instruments (continued)

21 (b) Credit risk (continued)

Credit quality of financial assets and impairment losses

The ageing of trade receivables at the balance sheet date was:

	Gross	Net after impairment	Gross	Net after impairment
	2013	2013	2014	2014
	$m	$m	$m	$m

Not past due	24.7	24.7	40.9	40.8
Less than 1 month past due	11.2	11.2	8.2	8.2
1 – 3 months past due	11.2	11.2	20.8	20.5
More than 3 months past due	3.7	2.6	4.4	0.1

	50.8	49.7	74.3	69.6

The Group defines impaired trade receivables to include those in legal hands or unrecoverable due to financial difficulties. The trade receivables that are past due but not impaired relate to customers for whom there is no history of default.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2013	2014
	$m	$m

Balance at 1 September	0.9	1.1
Impairment loss recognised	0.9	3.9
Impairment loss reversed	(0.7)	(0.3)
Effect of foreign exchange movements	0.0	0.0

Balance at 31 August	1.1	4.7

Notes to the financial statements for the year ended 31 August 2014 (continued)

21           Financial instruments (continued)

21 (c) Liquidity risk

Financial risk management

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group aims to maintain a flexible borrowing structure by combining committed bank borrowing facilities with additional overdraft and capital facilities. The Group monitors its future funding requirements over the short to medium term such that it can take actions to supplement its operating cash flows to service future debt obligations where appropriate.

Management monitors rolling forecasts of the Group’s liquidity resources (comprising the undrawn borrowing facility, and cash and cash equivalents) on the basis of expected cash flow. This is carried out at both Group level and local level in the operating companies of the Group in accordance with practice and limits set by the Group. These limits vary by location to take into account the liquidity of the market in which the entity operates. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements, and maintaining debt financing plans.

The table below analyses the Group’s financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

The financial statements are prepared on the going concern basis. The balance sheet shows that assets exceed liabilities by $194.1 million. The directors have considered the future forecasts and on-going strategy when assessing the needs of the Group and consider the Group has adequate resources at its disposal to continue its operations for the foreseeable future. Further details are included in note 1.

The Group has complied with all covenants included in the various debt facilities and instruments.

Borrowing facilities

The Group has a $515.0 million term loan facility and a Revolving Credit Facility of $75.0 million (2013: $40.0 million) of which $20.0 million (2013: $nil) was drawn down as overdraft facilities.

As at 31 August 2014, there were undrawn borrowing facilities at the balance sheet date of $55.0 million (2013 - $40.0 million) and the outstanding balance of the term loan facility was $513.7 million.

Notes to the financial statements for the year ended 31 August 2014 (continued)

21           Financial instruments (continued)

21 (c) Liquidity risk (continued)

Liquidity risk — Group

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	2013					2014
	Undiscounted contractual cashflows	1 year or less	1 to <2years	2 to <5years	5years and over	Undiscounted contractual cashflows	1 year or less	1 to <2years	2 to <5years	5years and over
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Non-derivative financial liabilities
Borrowings	912.6	71.8	68.5	772.3	—	688.4	48.6	28.7	85.9	525.2
Finance lease liabilities	0.0	0.0	0.0	—	—	0.0	0.0	—	—	—
Trade and other payables	111.8	103.5	7.7	0.6	—	111.2	60.5	7.6	18.4	24.7

	1,024.4	175.3	76.2	772.9	—	799.6	109.1	36.3	104.3	549.9

21 (d) Market risk

Financial risk management

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Market risk - Foreign currency risk

The Group has significant and expanding international operations trading in non US dollar currencies. Movements in global exchange rates can cause currency exposures to the Group’s consolidated US dollar financial results. Where stable currencies exist, trade is conducted in local currencies and where appropriate, borrowings are matched in that currency to mitigate the risk of exposure to the Group’s assets and liabilities from exchange rate movements. In countries of operation where currency trading zones are considered to be weaker, some transactions are conducted in US dollars and euros to try to minimise exchange fluctuation risks.

In consideration of benefits against cost, the Group does not hedge its translation exposure, but will consider managing transactional exposures by using forward cover instruments where significant transactions are involved.

Notes to the financial statements for the year ended 31 August 2014 (continued)

21           Financial instruments (continued)

21                        (d) Market risk (continued)

The Group’s exposure to foreign currency risk is as follows. This is based on the carrying amount for monetary financial instruments except derivatives when it is based on notional amounts.

31 August 2013

	Sterling	European currencies	US dollar and US dollar peg	Chinese Renminbi	Swiss Franc	Malaysian Ringgit	Thai Baht	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Cash and cash equivalents	12.8	49.0	(31.7)	116.0	16.6	0.2	8.2	171.1
Trade receivables	4.7	7.9	19.5	0.2	11.5	3.7	2.2	49.7
Other receivables	2.5	0.5	1.7	9.6	0.2	0.9	0.9	16.3
Other non-current receivables	0.0	0.2	1.7	5.3	1.9	—	—	9.1
Secured bank loans and overdrafts	—	—	(647.0)	(13.9)	(0.1)	—	—	(661.0)
Trade and other payables	(15.4)	(5.9)	(54.1)	(20.9)	(11.7)	(1.6)	(2.2)	(111.8)

Balance sheet exposure	4.6	51.7	(709.9)	96.3	18.4	3.2	9.1	(526.6)

31 August 2014

	Sterling	European currencies	US dollar and US dollar peg	Singapore Dollar	Chinese Renminbi	Swiss Franc	Malaysian Ringgit	Thai Baht	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash and cash equivalents	10.8	54.0	(58.1)	12.5	130.2	6.9	0.1	9.8	166.2
Trade receivables	3.9	9.9	27.2	2.1	0.2	23.0	0.8	2.5	69.6
Other receivables	0.7	0.4	1.4	0.1	2.6	0.4	0.0	0.3	5.9
Other non-current receivables	0.0	1.1	1.8	—	1.0	1.9	—	0.2	6.0
Secured bank loans and overdrafts	—	—	(522.4)	—	—	—	—	—	(522.4)
Trade and other payables	(8.6)	(6.8)	(57.9)	(0.8)	(21.5)	(12.7)	(0.0)	(2.9)	(111.2)

Balance sheet exposure	6.8	58.6	(608.0)	13.9	112.5	19.5	0.9	9.9	(385.9)

Notes to the financial statements for the year ended 31 August 2014 (continued)

21                                  Financial instruments (continued)

21 (d) Market risk (continued)

Market risk — Foreign currency risk (continued)

Sensitivity analysis

A 1% strengthening of the following currencies against the US dollar at 31 August would have increased/(decreased) equity and profit or loss by the amounts shown below. This calculation assumes that the change occurred at the balance sheet date and had been applied to risk exposures existing at that date.

This analysis assumes that all other variables, in particular other exchange rates and interest rates, remain constant. The analysis is performed on the same basis for the year ended 31 August 2013.

	Profit or loss		Equity
	2013	2014	2013	2014
	$m	$m	$m	$m

Sterling	0.3	1.1	0.6	2.2
European currencies (excluding Sterling)	0.1	0.1	0.3	(0.0)
Chinese Renminbi	0.5	0.1	0.4	0.1
Swiss Franc	0.0	(0.0)	0.0	(0.1)

A 1% weakening of the above currencies against the US dollar at 31 August would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Notes to the financial statements for the year ended 31 August 2014 (continued)

21                                  Financial instruments (continued)

21 (d) Market risk (continued)

Market risk — Interest rate risk

Profile

At the balance sheet date the interest rate profile of the Group’s interest-bearing financial instruments was:

	2013	2014
	$m	$m
Fixed rate instruments
Financial liabilities	647.0	—

Variable rate instruments
Financial liabilities	14.0	522.4

The Group does not apply hedge accounting for any of its derivative financial instruments. As such the Group recognises changes in fair value in respect of any of its derivatives immediately in its income statement.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s debt is predominately variable.

At the 31 August 2014, all of the Groups borrowings were issued at variable interest rates.  The impact of a 1% increase in interest rates on the Group’s variable interest rate debt not covered by the derivative financial instruments would be to increase the Group’s interest charge by approximately $5.3 million

The Group analyses its interest rate exposure on a regular basis.

Notes to the financial statements for the year ended 31 August 2014 (continued)

21                                  Financial instruments (continued)

21 (e) Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.  In order to maintain or adjust the capital structure, the Group may issue new shares or sell fixed assets to reduce debt.

The Group monitors capital on the basis of the debt:equity ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents.  Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

On 31 March 2014, the Group entered into a credit agreement for a $515.0 million senior secured term loan facility and a $75.0 million revolving credit facility. The Group discharged its obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of 14 April 2014. Prior to entry into the senior secured term loan facility in March 2014, the Group monitored the Fixed Charge Cover Ratio (“FCCR” — Consolidated EBITDA divided by Consolidated Interest Expense as defined in the indenture governing the $490m senior secured notes). Post entry into the senior secured term loan facility, the Group monitors the Net Leverage Ratio (“NLR” — Debt less Cash and Cash Equivalents divided by Consolidated EBITDA as defined in the facility agreement. In the credit agreement for the senior secured term loan facility, debt is defined as the greater of the Balance Sheet amount of all the debt or the par value of such debt and Consolidated EBITDA is adjusted for the full year impact of acquisitions and interest receivable). The relevant ratios for the three years ended 31 August 2014 were as follows:

	2012	2013	2014
	$m	$m	$m

Total borrowings	340.7	661.0	522.4
Less cash and cash equivalents	(108.5)	(171.1)	(166.2)

Net debt	232.2	489.9	356.2
Total equity	43.8	20.0	194.1

Total capital	276.0	509.9	550.3

Net debt to total equity ratio	5.3:1	24.5:1	1.8:1

Fixed charge coverage ratio (FCCR)*	2.26	2.25	n/a

Net leverage ratio (NLR)**	2.98	3.14	2.75

* FCCR monitored from 22 March 2012 to 31 March 2014

** NLR monitored from 31 March 2014. 2012 and 2013 figures are unaudited.

Notes to the financial statements for the year ended 31 August 2014 (continued)

22                                  Operating leases

Future aggregate minimum lease payments are as follows:

	2013	2014
	$m	$m
Land and Buildings
Less than one year	47.4	53.9
Between one and five years	186.7	204.1
More than five years	351.5	454.4

	585.6	712.4
Other
Less than one year	0.4	0.4
Between one and five years	0.3	0.7

	0.7	1.1

	586.3	713.5

Operating leases are payable at market rates and are not subject to any restrictions other than those that would normally be expected to apply to such agreements. Agreements in respect of properties may be subject to renewal according to the landlord’s terms. There are no new terms of renewal applicable to any other operating lease agreements.

The disclosures for 2013 have been represented to better reflect the lease agreements in place at 2013.

23                                  Commitments

Capital commitments

	2013	2014
	$m	$m

Contracted but not provided for	4.3	3.0
Authorised but not contracted or provided for	27.8	28.6

	32.1	31.6

All capital commitments relate to tangible assets.

24                                  Contingencies

In 2014 all borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. The Group subsidiaries which are party to this arrangement are detailed in note 12, Subsidiaries, along with details of certain Group entities whose share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

The Group has provided the following bank guarantees:

To SCTAI Anglo Iskola KFT for €0.3 million ($0.4 million) in respect of a 30 year lease of school premises in Budapest. The annual payments under this lease are €0.4 million ($0.6 million) and the guarantee expires on 2 February 2015.

To Abu Dhabi Education Council for AED1.4 million ($0.4 million) which is open ended.

To Dubai Islamic Bank for AED36.0 million ($9.8 million) in respect of a 13 year lease for school premises in Dubai, the guarantee expires on 15 September 2017.

Notes to the financial statements for the year ended 31 August 2014 (continued)

25                                  Related party transactions

Entities with significant influence over the Group

Premier Education Holdings Limited owns 72.2% of the ordinary shares of Nord Anglia Education, Inc., and Baring Private Equity Asia owns 100% of Premier Education Holdings Limited.

Transactions with related parties

During the year the Group and Company entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at 31 August with other related parties are as follows:

	Amounts owed by related parties at 2013 ($m)	Amounts owed to related parties at 2013 ($m)	Amounts owed by related parties at 2014 ($m)	Amounts owed to related parties at 2014 ($m)
Entities with significant influence over the Group:
Premier Education Holdings Limited	—	30.6	—	—

	—	30.6	—	—

Other related parties	—	2.3	—	0.8

Name of Company	Holding	Proportion of voting rights and shares held	Nature of business

Subsidiary undertaking:
Nord Anglia Education (UK) Holdings PLC	Ordinary	100%	Holding company

On 20 February 2013, Premier Education Holdings Limited (immediate parent company) exchanged all of its ordinary shares, preferred shares and loan notes held in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc. in exchange for Nord Anglia Education, Inc. ordinary shares, preferred shares and loan notes with equivalent economic terms to the original Nord Anglia Education (UK) Holdings PLC shares and loan notes. Concurrent with this, senior management and other related parties each exchanged their ordinary shares and loan notes as applicable in Nord Anglia Education (UK) Holdings PLC with Nord Anglia Education, Inc. for Nord Anglia Education, Inc. ordinary shares and loan notes with equivalent terms to the Nord Anglia Education (UK) Holdings PLC shares and loan notes.

As a result of the above transactions, Nord Anglia Education, Inc. became the immediate parent company of Nord Anglia Education (UK) Holdings PLC and a subsidiary of Premier Education Holdings Limited.

Further details of the exchange are disclosed in note 20.

Notes to the financial statements for the year ended 31 August 2014 (continued)

25                                  Related party transactions (continued)

Transactions with related parties (continued)

Also included in the consolidated financial statements are the following balances resulting from transactions with Senior Management of Nord Anglia Education, Inc. and shareholdings held by Senior Management:

Shareholdings - 2013	Number of shares held at 31 August 2013 No.	Shares redeemed during the year 2013 No.	Shares issued during the year 2013 No.	Value 2013 $m

Ordinary ‘B’ shares	841,623	—	841,623	0.0
Ordinary ‘C’ shares	210,406	—	210,406	0.0
Ordinary ‘D’ shares	136,763	—	136,763	0.0
Ordinary ‘E’ shares	2,212,188	—	2,212,188	0.1
New preference shares	15,450	(9,047)	24,497	0.0

Shareholdings - 2014	Number of shares held at 31 August 2014 No.	Number of shares issued at 31 August 2014 No.	Shares cancelled during the year 2014 No.	Number of shares held at 31 August 2013 No.	Value 2014 $m

Ordinary shares	3,465,810	3,465,810	—	—	0.0
Ordinary ‘B’ shares	—	—	(841,623)	841,623	0.0
Ordinary ‘C’ shares	—	—	(210,406)	210,406	0.0
Ordinary ‘D’ shares	—	—	(136,763)	136,763	0.0
Ordinary ‘E’ shares	—	—	(2,212,188)	2,212,188	0.0
New preference shares	—	—	(15,450)	15,450	0.0

Remuneration of senior management is disclosed in note 7 of the consolidated financial statements.

The Group holds a 50% shareholding in EduAction Waltham Forest Limited through its 100% owned subsidiary Nord Anglia Education Limited. At the balance sheet date the jointly controlled entity was owed an amount of $1.1 million (2013— $1.1 million) by the Group which is included within other creditors due less than one year.

Notes to the financial statements for the year ended 31 August 2014 (continued)

25                                  Related party transactions (continued)

During the year ended 31 August 2014, consistent with 31 August 2013 financial statements, the Swiss schools continue to rent premises from companies which are controlled by a key member of management.

	Balance at 31 August 2014 ($m)	Rental charge for the period ($m)	Balance at 31 August 2013 ($m)	Rental charge for the period ($m)

Leosolis SA	0.2	3.4	nil	3.3
Hunters SA	nil	1.0	nil	0.9
Toumim SA	nil	0.5	nil	0.3
Delphim SA	0.8	3.5	2.3	3.3
La Renardières Service SA	nil	0.7	nil	0.5

There is a rental guarantee made to Delphim SA for CHF1.4 million in respect of a 14 year lease of school premises in Switzerland. The annual payment under this lease are CHF3.1 million ($3.4 million) and the guarantee expires on 31 August 2026.

In addition to the above, the vendor was also paid a consultancy fee of $1.2 million (2013: $0.3 million) and reimbursement of costs $1.2 million (2013: $1.8 million).

Included within other creditors is an amount of $0.8 million (current $0.2 million, non-current $0.6 million) 2013: $2.3 million (current: $1.5 million, non-current: $0.8 million). The $0.8 million is due to the vendor of College Champittet for the earn-out agreement and is to be settled over the next 4 years (2013: $1.0 million to be settled over 5 years). The remaining $1.3 million in 2013 relates to the deferred consideration which is due to the vendor for the initial purchase of College Champittet by Premier Education Holdings Limited (formerly known as Premier Education Holdings s.a.r.l.). The repayment date for this deferred consideration is 1 September 2013. These amounts relate to the original purchase of the trade and assets of College Champittet by the corporate vehicle (Cime Services SA) used to purchase College Champittet.

During the year ended 31 August 2014, $15.0 million (2013: $3.3 million; 2012: $nil) was paid to Premier Education Holdings, the ultimate parent of the Group in respect of the termination of professional services and consultancy agreement in 2014 and management and consultancy fees in 2013. Furthermore, $0.2 million (2013: $0.4 million; 2012: $0.1 million) was paid to Barings Private Equity Asia for the reimbursement of travelling expenses. In 2012, an amount of $1.1 million of legal related expenses in relation to acquisitions were passed down from Barings Private Equity Asia to the Group. In the prior year, $6.5 million was paid to Barings Private Equity Asia for the transaction fee in relation to the issuance of the $325.0 million of 10.25% Senior secured notes due 2017 by Nord Anglia Education (UK) Holdings PLC.

During the year ended 31 August 2014, $61.2 million (2013: $137.1 million; 2012: $112.2 million) of preference share redemption premium was paid to PEH and the carrying value of the shares redeemed was $0.0 million, (2013: $0.0 million; 2012: $0.0 million).

Included within the transactions with PEH is the $19.5 million consideration in respect of the transfer of British International School Abu Dhabi (‘BISAD’) in the prior year. The remaining balance ($14.5 million) was settled as part of the share cancellation and recapitalisation (see note 20).

On 23 December 2009, Nord Anglia Education Limited, the British International School Shanghai, Ms. Tang and her affiliates entered into an agreement in respect of the purchase of any past and all future rights under the profit share agreement among those parties. This agreement was amended by the parties on August 23, 2010. Under the amended profit share buyout agreement, the Group agreed to purchase any such past and all future rights under the profit share agreement and that payment for these rights would be made in two tranches. The first payment tranche of $9.4 million (RMB64 million) was made on 1 September 2010. The Group had accrued a further $7.5 million for final payment on 31 December 2010. Thus an amount of $16.9 million was included in exceptional items. However, the payment was delayed until 12 January 2011 thus incurring a late penalty fee and uplift in the exchange rate between the RMB and US $, therefore the amount paid was $8.2 million.

On 24 February 2010, Nord Anglia Education Limited, the British International School Shanghai and Ms. Tang entered into an agreement in respect of the buyout of any past and all future rights under her employment profit share agreement. This agreement was amended by the parties on 23 August 2010. Under the amended employment profit share buyout agreement, the Group agreed to purchase any such past and all future rights under the employment profit share agreement in two tranches. The first payment tranche of $4.6 million (RMB 31.2 million) was made on 1 September 2010. The Group had accrued for a further $3.6 million for final payment on 31 December 2010. Thus an amount of $8.2 million was included in exceptional items. The payment was however delayed until 12 January 2011, thus incurring a late penalty fee and uplift in exchange rate between the RMB and US$, therefore the amount paid was $3.9 million.

Notes to the financial statements for the year ended 31 August 2014 (continued)

25                                  Related party transactions (continued)

A completion fee was also paid to Ms Tang and her affiliates and to Ms Tang under each of the profit share agreement respectively, which was equal to the amount of profit share due under each such agreement for the fiscal year ending August 31, 2010 less any amounts that had been paid before completion. A charge equal to the completion fees totalling $2.9 million was made to the consolidated income statement in 2010.

In addition to the above, the Group is obliged to pay deferred consideration in respect of the second tranche to the value of $1.3 million, of which 50% was payable within 30 days after 31 August 2011 and 50% is payable 30 days after 31 August 2012. Each of these payments is conditional upon Ms Tang still being employed by the British International School Shanghai at the relevant date. Ms Tang will however be entitled to the deferred consideration in the event the British International School Shanghai terminates her employment (other than for serious or gross misconduct or wilful neglect) at any time prior to 31 August 2012. The deferred consideration component can also be adjusted for specified variations in the $/Chinese renminbi exchange rate between 23 August 2010 and the date the payments are made. Thus for 31 August 2011 and 31 August 2012, the actual payment made was $0.7 million which is reflected in exceptional items.

During the year ended 31 August 2014, a consultancy fee of $nil million (2013: $0.1 million; 2012: $0.3 million) was paid to a close family member of senior management for consultancy purposes.

Notes to the financial statements for the year ended 31 August 2014 (continued)

26                                  Earnings/(loss) per share

Basic earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year, which has been adjusted to retroactively reflect as outstanding in all periods the shares held by PEH (70.6 million ordinary shares), the parent, immediately prior to the initial public offering. During the year $32.1 million (2013 — $14.9 million; 2012 — $1.1 million) New preference shares were redeemed at the option of the Company. The amount paid on redemption was $61.6 million (2013 - $138.7 million; 2012 - $113.5 million) and the carrying value of the shares redeemed comprised $0.0 million (2013 — $0.0 million; 2012 — $0.0 million) of share capital and $61.6 million (2013 - $138.7 million; 2012 - $113.5 million) of associated share premium. The redemption premium paid to the preference shareholders, whom are in the non-controlling party, has been added to loss for the year available for equity shareholders.

Diluted earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year adjusted for the effects of potentially dilutive options. The dilutive effect is calculated on the full exercise of all potentially dilutive ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

		2012			2013			2014
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Loss ($m)
Continuing operations	(37.4)		(37.4)	(23.3)		(23.3)	(90.4)		(90.4)
Preference share redemption premium	(1.3)		(1.3)	(1.6)		(1.6)	(0.4)		(0.4)

Total losses attributable to equity shareholders	(38.7)		(38.7)	(24.9)		(24.9)	(90.8)		(90.8)

Weighted average number of shares (millions)	74.0	—	74.0	74.0	—	74.0	85.1	—	85.1

Loss per share ($ per share)	(0.52)		(0.52)	(0.34)		(0.34)	(1.07)		(1.07)

Notes to the financial statements for the year ended 31 August 2014 (continued)

27                                  Ultimate parent company

Nord Anglia Education, Inc. is controlled by its immediate parent company Premier Education Holdings Limited by the virtue of owning 72.2% of its issued share capital.

Nord Anglia Education, Inc is the largest and smallest group for which consolidated financial statements are prepared.

The ultimate controlling party is Baring Private Equity Asia.

28                                  Subsequent events

There were no material subsequent events.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                                  Parent company financial information

Income Statements

		Predecessor		Successor
		Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013	Year ended 31 August 2014
	Note	$m	$m	$m	$m

Revenue		—	—	—	—
Cost of sales		—	—	—	—

Gross profit		—	—	—	—

Selling, general and administrative expenses*		(0.0)	—	(0.1)	(3.0)
Depreciation		—	—	—	—
Amortisation		—	—	—	—
Impairment of goodwill		—	—	—	—
Exceptional items		(1.1)	(6.4)	(1.1)	(35.0)

Total selling, general and administrative expenses		(1.1)	(6.4)	(1.2)	(38.0)

Operating loss		(1.1)	(6.4)	(1.2)	(38.0)

Finance income		—	—	—	—
Finance expense*		(10.5)	(117.7)	(8.5)	(10.4)

Net financing expense		(10.5)	(117.7)	(8.5)	(10.4)

Loss before tax		(11.6)	(124.1)	(9.7)	(48.4)
Income tax*		0.2	—	—	—

Loss for the period		(11.4)	(124.1)	(9.7)	(48.4)

* Fair value adjustments of $0.6 million and $0.2 million were made in the period from 1 September 2011 to 13 December 2011 to charge the finance expense and credit the income tax in relation to the fair valuation of the loan notes issued to the parent company and senior management.

See accompanying notes to the financial statements.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                                  Parent company financial information (continued)

Statements of Comprehensive Income

		Predecessor	Successor
		Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013	Year ended 31 August 2014
	Note	$m	$m	$m	$m

Loss for the period		(11.4)	(124.1)	(9.7)	(48.4)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences		—	—	—	—

Other comprehensive income/(loss) for the period, net of income tax		—	—	—	—

Total comprehensive loss for the year		(11.4)	(124.1)	(9.7)	(48.4)

Attributable to:
Equity holders of the company		(11.4)	(124.1)	(9.7)	(48.4)

See accompanying notes to the financial statements.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                                  Parent company financial information (continued)

Balance Sheet

as at 31 August 2013 and 2014

		2013	2014
	Note	$m	$m
Non-current assets
Investments	29b	332.1	538.3

Current assets
Trade and other receivables		1.3	14.6
Cash and cash equivalents		0.0	0.0

		1.3	14.6

Total assets		333.4	552.9
Current liabilities
Other interest-bearing loans and borrowings	29c	(1.1)	0.0
Trade and other payables		(1.5)	(134.3)

		(2.6)	(134.3)
Non-current liabilities
Other interest-bearing loans and borrowings	29c	(140.5)	0.0

Total liabilities		(143.1)	(134.3)

Net assets		190.3	418.6
Equity attributable to equity holders of the parent
Share capital		67.5	1.0
Share premium		256.5	597.1
Shareholder deficit		(133.7)	(179.5)

Shareholders’ funds		190.3	418.6

See accompanying notes to the financial statements.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                                  Parent company financial information (continued)

Statements of Changes in Equity

for the period ended 13 December 2011 to 31 August 2012, year ended 31 August 2013 and 31 August 2014

	Share capital	Share premium	Other reserves	Shareholders’ deficit	Total shareholder equity
Predecessor	$m	$m	$m	$m	$m

Balance at 1 September 2011	67.5	0.1	6.9	(84.2)	(9.7)

Total comprehensive loss for the period
Loss for the period	—	—	—	(11.4)	(11.4)

Balance at 13 December 2011	67.5	0.1	6.9	(95.6)	(21.1)

Successor

At 14 December 2011	—	—	—	—	—

Total comprehensive loss for the period
Loss for the period	—	—	—	(124.1)	(124.1)

Transactions with owners, recorded directly in equity
Issue of ordinary shares	2.3	—	—	—	2.3
Issue of preference shares	65.2	255.2	—	—	320.4

Total contributions by and distributions to owners	67.5	255.2	—	—	322.7

Balance at 31 August 2012 and 1 September 2012	67.5	255.2	—	(124.1)	198.6

Total comprehensive loss for the year
Loss for the year	—	—	—	(9.7)	(9.7)

Transactions with owners, recorded directly in equity
Issue of preference shares	—	140.0	—	—	140.0
Preference shares redemption	—	(138.7)	—	—	(138.7)
Equity-settled share based payment transactions	—	—	—	0.1	0.1

Total contributions by and distributions to owners	—	1.3	—	0.1	1.4

Balance at 31 August 2013	67.5	256.5	—	(133.7)	190.3

See accompanying notes to the financial statements.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                                  Parent company financial information (continued)

Statements of Changes in Equity (continued)

	Share capital	Share premium	Other reserves	Shareholders’ deficit	Total shareholder equity

Balance at 1 September 2013	67.5	256.5	—	(133.7)	190.3

Total comprehensive loss for the year
Loss for the year	—	—	—	(48.4)	(48.4)

Transactions with owners, recorded directly in equity
Proceeds from shares issued (see note 20*)	1.0	348.6	—	—	349.6
Issue of preference shares	0.0	3.8	—	—	3.8
Contribution from parent	0.0	14.5	—	—	14.5
Transaction costs recognised directly in equity	—	(29.6)	—	—	(29.6)
Return of capital to pre IPO shareholders	(67.5)	4.0	—	—	(63.5)
Forgiveness of the loan	—	14.3	—	—	14.3
Distribution to parent	—	(15.0)	—	—	(15.0)
Equity-settled share based payment transactions (note 18*)	—	—	—	2.6	2.6

Total contributions by and distributions to owners	(66.5)	340.6	—	2.6	276.7

Balance at 31 August 2014	1.0	597.1	—	(179.5)	418.6

See accompanying notes to the financial statements.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                                  Parent company financial information (continued)

Cash Flow Statements

for the period ended 13 December 2011and 31 August 2012,  year ended 31 August 2013 and 31 August 2014

		Predecessor	Successor
		Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013	Year ended 31 August 2014
	Note	$m	$m	$m	$m
Cash flows from operating activities
Loss for the period before taxation		(11.6)	(124.1)	(9.7)	(48.4)
Adjustments for:
Bond redemption expense		—	—	—	13.8
Bond issuance expense, net		—	6.5	—	—
Other non-cash item		—	(0.1)	—	—
Net debt waived		—	16.7	—	—
Net financial expense		10.5	101.0	8.5	10.4
Equity settled share-based payment expenses		—	—	0.1	2.6
		(1.1)	0.0	(1.1)	(21.6)

Increase in trade and other receivables		—	—	(0.4)	(5.3)
Increase in trade and other payables		1.1	—	—	161.0

Cash generated from operations		0.0	—	(1.5)	134.1

Payment of bond redemption expense		—	—	—	(13.8)
Interest paid		—	—	(6.6)	(9.4)
Tax paid		—	—	—	—

Net cash (used in)/generated from operating activities		—	—	(8.1)	110.9

Cash flows from investing activities
Investment in subsidiary		—	—	(133.4)	(206.2)
Acquisition of subsidiary		—	—	—	—

Net cash used in investing activities		—	0.0	(133.4)	(206.2)

Cash flows from financing activities
Proceeds from the issue of share capital, net		—	—	140.0	323.8
Proceeds from issue of 8.50% Senior PIK toggle notes		—	—	150.0	—
Repayment of borrowings		—	120.0	—	(150.0)
Payment of borrowing expenses		—	(6.5)	(9.8)	—
Distribution to parent					(15.0)
Share capital redemption		—	(113.5)	(138.7)	(63.5)

Net cash generated from financing activities		—	0.0	141.5	95.3

Net increase in cash and cash equivalents		0.0	0.0	0.0	0.0
Cash and cash equivalents at the beginning of period		0.0	—	0.0	0.0
Effect of exchange rate fluctuations on cash held		0.0	0.0	0.0	0.0

Cash and cash equivalents at 31 August		0.0	0.0	0.0	0.0

See accompanying notes to the financial statements.

Notes to the parent company financial statements (continued)

29                                  Parent company financial information (continued)

Nord Anglia Education, Inc. was incorporated in the Cayman Islands on 14 December 2011 as an exempt company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

29a                           Basis of preparation

The parent company financial statements are prepared on the historical cost basis. The financial statements are presented in US Dollar (“$”), unless otherwise stated.

The financial statements are prepared on a going concern basis. The shareholders’ funds on as at 31 August 2014 shows net assets by $418.6 million (2013 - $190.3 million).

The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement that Nord Anglia Education, Inc and its subsidiaries (together “the Group”) has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2015 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2015 to assess the headroom available. This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

The financial information is shown on a Predecessor and Successor basis for the reasons set out below.

Basis of preparation of the financial information for the period 1 September 2011 to 13 December 2011 (the “Predecessor” Company)

The financial information for the period 1 September 2011 to 13 December 2011 represents the financial statements of Nord Anglia Education (UK) Holdings PLC (formerly Premier Education (UK) Holdco Limited).

Basis of preparation of the financial information for the period 14 December 2011 to 31 August 2012 and years ended 31 August 2013 and 31 August 2014 (the “Successor” Company)

The financial information for the period 14 December 2011 to 31 August 2012, year ended 31 August 2013 and 31 August 2014 represents financial statements of Nord Anglia Education, Inc., referred to as the “Successor”.

On 20 February 2012, Premier Education Holdings Limited exchanged all of its senior and junior loan notes (inclusive of interest) and related party debts (inclusive of interest) in Premier Education (UK) Holdco Limited with Nord Anglia Education, Inc. senior and junior loan notes and related party debts with equivalent economic terms. The Nord Anglia Education, Inc. senior and junior loan notes were subsequently converted into preference shares. The share premium generated during the debt to equity exchange was $368.7 million which was equivalent to the carrying value of the debt at the time.

The transaction resulted in Premier Education (UK) Holdco Limited now being owned directly by Nord Anglia Education, Inc. On the 2 March 2012, following the passing of a special resolution, Premier Education (UK) Holdco Limited is now known as Nord Anglia Education (UK) Holdings PLC. The transaction was conducted with Premier Education Holdings Limited in their capacity as shareholder of the business and was therefore outside of the scope of IFRIC 19.

The financial information has been separated by vertical lines on the face of the primary statements of the financial information to identify the different bases of preparation.

Investments

In accordance with IAS 27, the Company accounts for its investments in subsidiaries and associates at cost.

Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an impairment loss is recognised for the amount by which the carrying amount exceeds the recoverable amount, and the recoverable amount is the higher of value in use and fair value less costs to sell.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                        Notes to the Company financial statements (continued)

29a                           Basis of preparation (continued)

Borrowings and borrowing costs

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortised over the period of the borrowing. Any initial differences between book value and the fair value of the loan due to the parent company are adjusted to equity to the extent they represent capital transactions with the parent.

29b                           Investments

2013
$m

At 31 August 2012	198.6
Additions during the year	133.5

At 31 August 2013	332.1
Additions during the year	206.2

At 31 August 2014	538.3

On 20 May 2013, the Company subscribed to 1 preference share with an aggregate nominal value of $1 was issued at par of Nord Anglia Education (UK) Holdings PLC with a share premium of $133.4 million per share, for the financing of the acquisition and related fees and expenses of WCL Group Limited (see note 2 in the Group financial statements).

On 6 December 2013, the Company subscribed to 2 ordinary shares with an aggregate nominal value of $2 was issued at par of Nord Anglia Education (UK) Holdings PLC with a share premium of $4.5 million, for the funding of the Company’s operating activities.

On 31 March 2014, the Company subscribed to 1 ordinary share with an aggregate nominal value of $1 was issued at par of Nord Anglia Education (UK) Holdings PLC with a share premium of $201.7 million per share, for the part settlement of the $325.0 million 10.25% senior secured notes issued on 28 March 2012 and the $165.0 million 10.25% senior secured notes issued on 26 June 2013.

Investments represent 100% of the issued share capital of Nord Anglia Education (UK) Holdings PLC, a company incorporated in the United Kingdom. The principle activity of this subsidiary is that of a holding company.

The Directors believe the carrying value of the investments is supported by their underlying net assets and future cash flows.

Details of investments indirectly held by the Company are disclosed in note 12 of the consolidated financial statements.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                        Notes to the Company financial statements (continued)

29c                            Financial liabilities—borrowings

	2013	2014
Analysis of borrowings:	$m	$m

Current liabilities
Current portion of 8.50% Senior PIK toggle notes due 2018	1.1	—

Non-current liabilities
8.50% Senior PIK toggle notes due 2018	140.5	—

Terms and debt repayment schedule

				Face	Carrying	Face	Carrying
		Nominal		value	amount	value	amount
		interest	Year of	2013	2013	2014	2014
	Currency	rate	maturity	$m	$m	$m	$m

8.50% Senior PIK toggle notes	US$	8.50%	2018	150.0	141.6	—	—

All interest is settled by cash payments on the required date.

On 8 February 2013, the Company issued $150.0 million of 8.50% Senior PIK Toggle Notes due 2018 (the “PIK Notes”) pursuant to an indenture dated 1 February 2013 between the Company, Citicorp International Limited as Trustee, Citibank NA London branch as Paying Agent and Transfer Agent and Citigroup Global Markets Deutschland AG as Registrar.

This is fully redeemed as of 14 April 2014 (see note 16*).

29d                           Contingent liabilities

The Company had no contingent liabilities at 31 August 2014 (2013: $nil).

29e                            Operating leases

The Company had no operating leases at 31 August 2014 (2013: $nil).

29f                             Capital commitments

The Company had no capital commitments at 31 August 2014 (2013: $nil).

29g                           Related party transactions

There are no other related party transactions other than those disclosed in the Group accounts. Under IAS 24 the Company is exempt from disclosing transactions within wholly owned subsidiaries.

Notes to the financial statements for the year ended 31 August 2014 (continued)

29                        Notes to the Company financial statements (continued)

29h                           Supplemental information

The following reconciliations are provided as additional information to satisfy the schedule 1 SEC requirements for parent-only financial information:

		Predecessor	Successor
		Period from 1 September 2011 to 13 December 2011	Period from 14 December 2011 to 31 August 2012	Year ended 31 August 2013	Year ended 31 August 2014
	Note	$m	$m	$m	$m
IFRS loss reconciliation
Parent only — IFRS loss for the period		(11.4)	(124.1)	(9.7)	(48.4)
Additional profit/(loss) if subsidiaries had been accounted for on the equity method of accounting as opposed cost		9.1	89.0	(13.6)	(42.0)

Consolidated IFRS loss for the period		(2.3)	(35.1)	(23.3)	(90.4)

IFRS equity reconciliation
Parent only — IFRS equity		—	198.6	190.3	418.6
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed cost		—	(154.8)	(170.3)	(224.5)

		—	43.8	20.0	194.1