Form 20-F
period 2015-08-31
Nord Anglia Education, Inc.
filed 2015-12-31
CIK 1492966

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

104,091,367 ordinary shares, par value $0.01 per share, as of August 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).  An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.  We may take advantage of these provisions until August 31, 2019 or such earlier time that we are no longer an emerging growth company.  We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

ii

PART I

Item 1.                                           Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                                           Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                           Key Information

A.                                                            Selected Financial Data

The following selected financial data for and as of the years ended August 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included in this annual report. In preparing our financial statements for the year ended August 31, 2015, we changed our accounting policy for expenses in respect of premium school land and building operating leases and depreciation charges arising from tangible assets owned by premium schools. These expenses are now treated as a direct cost and are included in cost of sales, instead of selling and administrative expenses as previously recorded. We have also adopted amendments to International Accounting Standards that are more fully described in Note 1 to our audited financial statements included elsewhere in this annual report. Financial information for and as of the years ended August 31, 2013 and 2014 have been retrospectively adjusted to reflect these changes in accounting policies.

The following selected consolidated income statement data for the years ended August 31, 2011 and 2012 and consolidated balance sheet data as of August 31, 2012 have been derived from our consolidated financial statements not included in this annual report, as retrospectively adjusted to reflect the changes in accounting policies described above.

The selected financial data presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes.  Our consolidated financial statements have been prepared in accordance with IFRS.

Consolidated Income Statement Data:

	Year Ended August 31,
	2011	2012	2013	2014	2015
	(unaudited)	(unaudited)
	(in millions of dollars, except per share data)

Revenue	225.2	274.4	323.7	474.6	577.0
Cost of sales	(131.9)	(162.4)	(190.4)	(280.3)	(355.9)
Gross profit	93.3	112.0	133.3	194.3	221.1
Selling, general and administrative expenses	(57.8)	(58.3)	(64.5)	(92.9)	(127.0)
Depreciation	(0.6)	(0.3)	(0.4)	(2.0)	(0.7)
Amortization	(2.8)	(3.5)	(5.7)	(10.4)	(13.9)
Impairment of Goodwill	(16.7)	(10.7)	—	—	—
Other losses	—	—	—	—	(3.0)
Exceptional expenses	(9.4)	(12.5)	(17.7)	(100.2)	(18.8)
Total expenses	(87.3)	(85.3)	(88.3)	(205.5)	(163.4)
Operating profit/(loss)	6.0	26.7	45.0	(11.2)	57.7
Finance income	10.1	2.0	2.3	2.0	2.8
Finance expense	(51.7)	(49.7)	(51.3)	(55.5)	(39.7)
Net finance expense	(41.6)	(47.7)	(49.0)	(53.5)	(36.9)
(Loss)/profit before income tax	(35.6)	(21.0)	(4.0)	(64.7)	20.8
Income tax expense	(12.5)	(16.4)	(19.3)	(25.7)	(12.2)
(Loss)/profit after income tax	(48.1)	(37.4)	(23.3)	(90.4)	8.6
(Loss)/profit attributable to:
- Owners of the parent	(48.1)	(37.4)	(23.3)	(90.4)	7.4
- Non-controlling interest	—	—	—	—	1.2
(Loss)/profit for the period	(48.1)	(37.4)	(23.3)	(90.4)	8.6
Earnings per ordinary share(1) (in dollars)
Basic	(0.65)	(0.52)	(0.34)	(1.07)	0.07
Diluted	(0.65)	(0.52)	(0.34)	(1.07)	0.07

(1)                                 Earnings per ordinary share is calculated by dividing (loss)/profit for the period by the weighted average ordinary shares outstanding for the period.  For the fiscal years 2011, 2012 and 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million ordinary shares. On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million ordinary shares.  For the year ended August 31, 2015, the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million, respectively.

Consolidated Balance Sheet Data:

	As of August 31,
	2012	2013	2014	2015
	(unaudited)
	(in millions of dollars)
Non-current assets
Property, plant and equipment	36.1	98.2	140.1	449.7
Intangible assets	455.1	763.4	801.5	1,415.5
Investments in joint ventures and associates	0.5	0.5	0.5	0.5
Trade and other receivables	10.9	12.4	9.2	37.9
Deferred tax assets	6.1	21.2	20.9	70.4
	508.7	895.7	972.2	1,974.0
Current assets
Current tax assets	0.3	1.0	1.6	1.2
Trade and other receivables	49.3	83.2	94.8	131.1
Cash and cash equivalents (excluding bank overdrafts)	167.6	222.9	256.4	317.0
	217.2	307.1	352.8	449.3
Total assets	725.9	1,202.8	1,325.0	2,423.3
Current liabilities
Trade and other payables	(62.3)	(96.8)	(63.7)	(170.9)
Interest-bearing loans and borrowings	(80.9)	(82.4)	(113.4)	(98.3)
Finance lease liabilities	—	(0.0)	(0.0)	(3.7)
Deferred revenue	(162.1)	(267.2)	(324.0)	(518.8)
Provisions for other liabilities and charges	(3.1)	(3.6)	(0.5)	(0.0)
Current tax liabilities	(5.0)	(4.2)	(1.7)	(2.9)
	(313.4)	(454.2)	(503.3)	(794.6)
Non-current liabilities
Interest-bearing loans and borrowings	(318.9)	(630.4)	(499.2)	(1,066.3)
Derivative financial instruments	—	—	—	(3.0)
Finance lease liabilities	—	—	—	(44.6)
Other payables	(6.6)	(38.5)	(50.7)	(45.7)
Deferred revenue	—	—	(8.6)	(27.4)
Retirement benefit obligations	(30.4)	(22.2)	(25.8)	(46.6)
Provisions for other liabilities and charges	(2.3)	(2.2)	(1.2)	(1.7)
Deferred tax liabilities	(10.5)	(35.3)	(45.5)	(114.1)
	(368.7)	(728.6)	(631.0)	(1,349.4)
Total liabilities	(682.1)	(1,182.8)	(1,134.3)	(2,144.0)
Net assets	43.8	20.0	190.7	279.3
Equity attributable to equity holders of the parent
Share capital	67.5	67.5	1.0	1.0
Share premium	255.2	256.5	597.1	735.2
Other reserves	6.9	6.9	6.9	6.9
Currency translation reserve	(0.1)	9.8	(1.1)	(53.7)
Shareholder deficit	(285.7)	(320.7)	(413.2)	(414.0)
Shareholders’ funds	43.8	20.0	190.7	275.4
Non-controlling interest	—	—	—	3.9
	43.8	20.0	190.7	279.3

B.                                                                      Capitalization and Indebtedness

Not Applicable.

C.                                                                      Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                                                      Risk Factors

An investment in our ordinary shares involves significant risks.  You should carefully consider the risks described below as well as the other information in this annual report, including our consolidated financial statements and related notes, before you decide to buy our ordinary shares.  If any of the following risks materializes, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ordinary shares could decline and you could lose all or part of your investment.

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

The likelihood that any of the foregoing occurs increases as we expand our network of schools.  These events could influence the way our schools are viewed not only by students and parents, but also by other constituencies in the education sector and the general public.  Moreover, an event that directly damages the reputation of one of our schools could adversely affect the reputation and operations of our other schools.  If our reputation declines, our overall business, prospects, results of operations and financial condition could be harmed.

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

Our recent significant growth may strain our ability to manage our operations and integrate our acquisitions.  During fiscal 2014 and 2015, we acquired 12 new schools, 7 of which are in jurisdictions in which we had not previously operated schools— Singapore, Cambodia, Vietnam and Mexico.

Acquiring or developing greenfield schools entails significant risks, including the following:

•                  we may be unable to integrate acquired schools into our network or achieve expected cost savings or synergies from acquisitions without disrupting our operations or diverting management’s attention or at all;

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

•                  acquisitions may require substantial new capital, either by the issuance of debt or equity, and we may not be able to access the capital or loan markets or obtain new capital on terms acceptable to us, or at all. Increases in our level of indebtedness resulting from acquisitions may have significant implications for our future business and operations. See “—Risks Related to our Debt;”

•                  the development of greenfield projects may be delayed as a result of many factors, such as delays in obtaining government approvals or licenses, delays in acquiring possession of the project site, shortage of key supplies and skilled labor, construction accidents, natural catastrophes and adverse weather conditions, some of which are beyond our control;

•      cost overruns;

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

For example, concerns about air quality in Beijing have been widely reported by international media.  Poor air quality may particularly concern parents with school-age children, who are generally perceived to be more vulnerable to air pollution than adults.  We have recently experienced slower enrollment growth at our schools in Beijing, and we believe this is partially the result of concerns about air pollution.  If air quality in Beijing fails to improve or deteriorates, the number of expatriates with school-age children may decline, which could reduce our enrollments or limit our ability to grow.

Political tensions could also make cities less attractive to expatriates.  For example, if protests begin to occur regularly or become more severe in one of the cities where we have schools, we could face enrollment pressures as expatriates leave the region.

Our leases may be terminated or we may be unable to renew our leases on acceptable terms; if we wish to relocate, we may incur additional costs if we terminate a lease.

Many of the buildings our schools occupy underwent renovations or were custom-built to meet our requirements.  If we are unable to renew a lease on acceptable terms or if a lease is terminated:

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

Our school properties in Singapore, Hong Kong and China are leased from government authorities, which can terminate our leases at any time due to public purpose or need.  In some cases a third party may take actions that would interfere with our use of a leased property as a result of contractual arrangements between the third party and the lessor.

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

A good working relationship with the landlords of our school properties is fundamental to the successful operation of our schools and can generate additional property development opportunities that support our growth.  In many cases, our landlords are responsible for the maintenance of all or part of the facilities we lease.  If our landlords do not maintain our facilities to the required standards, we may have to increase our expenditures to maintain the quality of our schools.  In addition, during the course of our lease, the landlord of one or more of our schools could change, for example due to its insolvency or the sale of the underlying property, and we may need to develop a relationship with a new contracting party.  The new landlord may have interests that conflict with ours, may be less willing to expand the school’s capacity or improve its facilities or be a less reliable counterparty in fulfilling its obligations under the terms of the lease.  If an existing landlord or a new landlord does not comply with the terms of our leases for any reason, our operations could be disrupted, our costs could increase and we may be required to close or relocate the affected school, which could materially adversely affect our business, prospects, results of operations and financial condition.

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

We collect most of our tuition fees before the beginning of the first term of the academic year and more than half of the remainder before the beginning of the second and third terms of the academic year.  If regulations in new markets, new regulations in existing markets or changing market conditions require us to collect our fees more evenly over the course of the academic year, our cash flow may be negatively affected and we may require additional working capital or third-party funding to finance our operations.

We may not have adequate protection for our intellectual property, and we may infringe upon the intellectual property of others.

In most of the markets where we operate schools, we do not have trademark protection for the brand names under which the schools operate.  As a result, we may need to spend significant resources in legal proceedings if other organizations improperly use a similar school name.  We rely on trademark protection in selected jurisdictions to protect our rights to the mark “Nord Anglia,” our distinctive logos and other marks associated with our services.  We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protection for all of our proprietary rights in selected jurisdictions or that third parties will not infringe upon or misappropriate our trademark and brand name. In particular, in some new jurisdictions in which we operate, e.g. Cambodia, Singapore and Vietnam, we have submitted trademark applications but there is no guarantee that they can be successfully registered.  Policing the unauthorized use of our trademarks and brand names can be difficult and expensive, and litigation may be necessary to enforce or protect our brand name or determine the validity and scope of the proprietary rights of others.  We may not prevail in any intellectual property litigation and a favorable outcome may not be adequate to protect our rights.  In addition, third parties may accuse us of infringing their intellectual property.  Third-party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations without infringing those intellectual property rights.

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

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our employees and our students and their families, including academic and medical records, on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, and could disrupt our operations, damage our reputation and harm our ability to attract and retain students, any of which could adversely affect our business, prospects, results of operations and financial condition.

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

It is our general practice to collect revenues and pay expenses in the local currency.  The Chinese renminbi has an exchange rate tied to a basket of foreign currencies that include the U.S. dollar, euro, Japanese yen and South Korean won and is allowed to float within a narrow band around the central parity managed by the People’s Bank of China.  In the Middle East, substantially all of our operations are conducted in the Qatari riyal and the United Arab Emirates (“UAE”) dirham, which are pegged to the U.S. dollar.  Our operations in the United Kingdom are conducted in sterling.  Elsewhere in Europe, our operations are conducted in the euro and local currencies, including the Swiss franc, Czech crown, Hungarian forint and Polish zloty.  Our operations in Thailand are conducted in Thai baht.  Our operations in Singapore are conducted in Singapore dollars.  Our operations in Cambodia are conducted in Cambodian riel.  Our operations in Vietnam are conducted in Vietnamese dong. Our operations in Hong Kong are conducted in Hong Kong dollars.  Our operations in the United States are conducted in U.S. dollars.  Our operations in Mexico are conducted in Mexican pesos.  Conducting business across multiple currencies subjects us to currency fluctuation risks.  In particular, fluctuations in currency exchange rates can have an impact on the translation of foreign currency-denominated amounts into U.S. dollars, which is our functional currency, and affect our results of operations when we transact between foreign currencies.  As of August 31, 2015, the majority of our debt was denominated in U.S. dollars.  Because a majority of our income is denominated in currencies other than the U.S. dollar and we do not hedge our exchange rate risk, changes in exchange rates could reduce our ability to service our debt.  Conducting business in multiple currencies subjects us to exchange rate and currency risk that could materially adversely affect our business and reported results.

We may become subject to taxes, penalties or additional liabilities in relation to our current and past use of independent consultants and the payment of some of our teachers.

If our independent consultants are deemed to be, or deemed to have been, our employees, we could be subject to penalties and be liable for unpaid taxes, as well as unpaid employment benefits, and we would have to incur the cost of providing these consultants with such benefits going forward.  In addition, in some of our European schools we make payments to teachers through an offshore entity.  We have set aside a reserve of $0.9 million in our consolidated financial statements for fiscal 2015 in relation to this offshore payment arrangement.  If the local authorities were to successfully challenge the nature of such arrangements, we could be held liable for the payment of additional taxes, social security contributions, interest and penalties, and any such payment may materially adversely affect our business, results of operations and financial condition.

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

As of August 31, 2015, we had total debt of face value $1,196.0 million.  Of this amount, $897.2 million was due under our term loan facility, which will mature in 2021, and $208.1 million was due under our Swiss franc denominated senior secured notes, which will mature in 2022.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings.”

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

As of August 31, 2015, we had total principal amount of $897.2 million floating rate debt outstanding.  Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies and, in particular, the United States Federal Reserve Board.  Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our floating interest rate obligations and any floating interest rate obligations we may incur in the future.  If interest rates increase, our debt service obligations on our floating rate debt would increase even though the amount borrowed remained the same, and our net income would decrease.  We do not hedge our interest rate risk by use of derivative instruments and we may in the future be unable to do so.  An increase in our financing costs could materially adversely affect our results of operations and our ability to pay amounts due on our debt and make distributions to our shareholders.

Risks Related to the Jurisdictions in which We Operate

We may experience adverse changes in general economic, political, social and regulatory conditions in our markets.

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

Our international operations are governed by local laws and regulations applicable to foreign investments, foreign-owned enterprises and the operation of international schools generally.  Our business could be adversely affected by the interpretation and enforcement of and changes in these laws and regulations.  These laws and regulations often lack transparency, can be difficult to interpret and may be enforced inconsistently.

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

The laws and regulations of China and countries in ME/SEA are often unclear and subject to differing regulatory interpretation.  National, regional, local and other governmental bodies may issue inconsistent decisions and opinions.  In particular, the laws and regulations applicable to the establishment and operation of international schools can be vague and uncertain.  Regulatory agencies in China, the Middle East and parts of Southeast Asia have substantial discretionary authority to implement and enforce regulations.  Such implementation and enforcement is not always consistent or predictable.  We cannot assure you that we will not be found to be in violation of any current or future laws and regulations in these countries, including laws and regulations relating to the ownership and operation of our schools, including our curricula, admissions criteria and leases.  Potential consequences could include fines, penalties or the revocation of a school’s education license, or the ownership of a school could be challenged which would cause such school to cease operations.  In some jurisdictions, the legal interpretation of our leases and other agreements may be uncertain.  Exposure to regulatory uncertainty could limit our legal protection and ability to comply with regulations applicable to us, which could materially adversely affect our business, prospects, results of operations and financial condition.

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

Our schools in Guangzhou, Shanghai and Chengdu have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations.

Under PRC laws and regulations, civil non-enterprise entities are generally required to register with the local Civil Affairs Bureau.  Failure to do so may give rise to sanctions such as warnings, orders for rectification or suspension of operations.  The Guangzhou Education Commission and the Guangdong Education Commission, which are the education commissions at the municipal and provincial levels, respectively, have each advised us that our recently acquired school in Guangzhou is not required to register with the Guangzhou Civil Affairs Bureau, and to our knowledge no other international school in Guangzhou has registered.  The Guangdong Education Commission has renewed the school’s annual license each year, most recently in June 2015.  In Shanghai, in the past, the Shanghai Education Commission had advised us not to register with the Shanghai Civil Affairs Bureau until the completion of a pilot program under which a few international schools registered.  Previously, we obtained a certificate of approval from the Shanghai Foreign Economic and Trade Commission.  The Shanghai Education Commission is now satisfied with the success of the pilot program and asked the British International School Shanghai (“BISS”) (among other international schools) to register with the Shanghai Civil Affairs Bureau.  Based on this advice, BISS has now:  (i) submitted the necessary papers to the Shanghai Education Commission to begin the registration process with the Shanghai Civil Affairs Bureau as a civil non-enterprise entity (which would involve filing its articles of association with the Shanghai Civil Affairs Bureau) and (ii) not applied to renew its certificate of approval from the Shanghai Foreign Economic and Trade Commission which it had previously held.  We have worked under the oversight of the Shanghai Education Commission since the inception of BISS and the Shanghai Education Commission has renewed BISS’s education license each year after completing its annual inspections, most recently in November 2015. Our school in Chengdu, Leman International School (“LIS”), which we acquired in June 2015, has commenced the process for registration with the Sichuan Provincial Department of Civil Affairs for its official establishment.

Given the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that our school in Guangzhou will not be required to register with the Guangzhou Civil Affairs Bureau or that BISS and LIS will be successful with their applications to the Shanghai Civil Affairs Bureau and the Sichuan Provincial Department of Civil Affairs, respectively.  Our failure to complete required registrations could materially adversely affect our reputation, business, prospects, results of operations and financial condition.

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

BISS has made substantial distributions through dividends and our schools in Shanghai, Beijing and Guangzhou have transferred cash through consultancy services fees, royalties and management charges paid to one of our subsidiaries.  In addition, we have repatriated cash from China through intercompany transfers of interests in subsidiaries.  Our schools in Thailand and Vietnam make distributions through quarterly and annual dividends, respectively. We also receive management charges from our school in Guangzhou. If any of the transfers or arrangements described above were found to be invalid by the relevant authorities, distributions from these schools could be discontinued and we may be required to repay amounts previously transferred.

Our ability to make distributions is restricted in some jurisdictions.

Due to restrictions imposed by local authorities and regulations, the entities operating our schools in Hong Kong, Hungary, Slovakia and Mexico are non-profit making and cannot make distributions in the form of dividends. If we acquire or build more schools which are subject to similar restrictions, our ability to fund our operations, make distributions and pay dividends will be adversely affected.

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

International schools in China require an endorsement from the local or provincial education commission to operate multiple teaching sites.  Prior to the acquisition of our school in Guangzhou, the school had not obtained a written endorsement from either the Guangzhou or Guangdong education commission for the site that houses its kindergarten.  Both the Guangzhou and Guangdong education commissions are aware of the kindergarten, and we intend to seek their formal endorsement.  However, we cannot assure you that we will obtain a formal endorsement.  If we are unable to obtain a formal endorsement, the education commissions could take various regulatory actions against us and we may be required to relocate our kindergarten students to our main Guangzhou campus.

If our landlords’ title to the properties and/or other legal status of the facilities we lease for our schools were challenged, our operations could be disrupted.

We lease all of our school facilities in China and Vietnam.  Our landlords should have valid land use and property ownership rights with respect to such school facilities and associated land.  If our landlords are not the holders of land use rights or lessees of such holders, they are required to receive full authorization to sub-lease the relevant properties.  In addition, in order to build new facilities or expand existing facilities, our landlords are also required to obtain all necessary planning, building and other regulatory approvals.

For five of our six schools in China there is some uncertainty as to the landlords’ land use and property ownership rights or the receipt by such landlords of all necessary regulatory approvals.  For the BISS Puxi campus, although the landlord has confirmed to us that the formal lease agreements and ownership certificates have been granted, it is unclear that the respective owners have obtained all of the requisite approvals from the competent land and building administrative authority to lease these facilities to BISS.  Also for the BISS Puxi campus, the landlord is in the process of obtaining the land use right associated with a grass sports field for the secondary school.  In Beijing, we have been advised by the landlord of The British School of Beijing’s Shunyi facility that it has requested from the competent land and building administrative authority the certificate confirming its valid property ownership needed to lease that facility.  With respect to The British School of Beijing’s Sanlitun facility, the landlord has not provided us with a valid land use right certificate.  Although we have been advised by the landlord that it is in the process of obtaining such certificate and other requisite approvals, they have not yet been obtained.  The landlord has advised that the facility was built more than 30 years ago and to the knowledge of our management no enforcement action has been taken by the relevant Beijing governmental authorities with respect to the allocation of the land to the landlord, the educational use of the land and the construction approvals held by the landlord.  With respect to the kindergarten campus of the British School of Guangzhou (“BSG”), the landlord has not provided us with a valid property ownership certificate.  With respect to the LIS campus, the landlord, the Chengdu Education Bureau, has yet to obtain a land use right certificate, approval to lease the land to LIS or real estate property certificates for the facilities on the land.

In each of these situations, we are not aware of any sanction, claim, or investigation being contemplated by the competent authorities.  However, due to the discretionary nature of regulatory enforcement in China, we cannot be certain that such action could not and will not be taken.  We cannot assure you that if title to and/or other legal status of the facilities leased by The British School of Beijing, BISS, BSG or LIS were challenged by the competent regulatory authorities or any third party, our landlords’ ability to perform their obligations under their leases with us would not be materially adversely affected and our operations in China would not be disrupted.  In addition, such uncertainty as to the landlords’ title to the properties may limit our ability to seek and obtain specific performance of such landlords’ obligations under their leases with us in the event of a dispute.

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

In Vietnam, our landlord has not provided us with valid land use right certificates and building ownership documents in relation to certain areas leased by BIS Ho Chi Minh City, and our joint venture partners in Hanoi have not provided us with valid land use right certificates and building ownership documents for our two schools in Hanoi.

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

Our consolidated financial statements include reference to our defined benefit pension liability.  As of August 31, 2015, the aggregate deficit for the UK Defined Benefit Plans was $21.8 million on an IFRS accounting basis.

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

In some of the jurisdictions in which we operate or may operate in the future, including Abu Dhabi, Dubai, Qatar, Thailand and Vietnam, we operate our schools through joint ventures with local businesses or individuals due to regulatory or other business requirements.  Our joint venture partners may (i) have economic or business interests or goals that are inconsistent with ours, (ii) take actions contrary to our instructions or requests or contrary to our policies or objectives or (iii) be unable or unwilling to fulfill their obligations under their agreements with us.  A serious dispute with a joint venture partner could materially adversely affect our business, financial condition and results of operations.  In addition, if there is any adverse publicity in relation to our joint venture partners, the reputation and operations of our relevant joint ventures may be adversely affected.

The ownership structure of our schools in Thailand may be challenged.

Thai law requires all school permit holders to be majority owned by Thai persons.  Although the articles of association of our Thai subsidiaries entitle us to 100% of the economic benefits of our Thai schools, we hold 49% of the shares of each school while Thai persons hold the remaining shares.  The articles of association entitle the Thai persons to fixed, de minimus payments upon the declaration of dividends by the subsidiaries.  We consolidate these companies because we are entitled to 100% of their economic benefit.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including the affiliate of our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

In February 2015, each of the “big four” accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms.

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

•                  release or expiry of lock up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.  Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially adversely affect the market price of our ordinary shares.  As a result, you could lose all or part of your investment.

If our operating results do not meet analyst projections, our stock price could decline.

Several independent securities analysts publish quarterly and annual projections of our financial performance. These projections are developed independently by these analysts based on their own analyses. We do not disclose to analysts any material non-public information, internal forecasts or other confidential business information. As a result, you should not assume that we endorse any reports issued by, or any statement or view expressed in, these securities analysts’ reports. Moreover, we expressly disclaim any responsibility to advise securities analysts or the public markets of our views regarding the accuracy of their published reports. If our actual results do not meet analysts’ guidance, our stock price could decline.

Substantial future sales or expected sales of our ordinary shares in the public market could cause the price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares, or the expectation that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares.  As of December 24, 2015, we had 104,101,223 ordinary shares outstanding.  The ordinary shares are freely tradable without restriction under the Securities Act, except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are restricted securities under the Securities Act.  Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

You should not rely on an investment in our ordinary shares to provide dividend income.  We do not anticipate paying any cash dividends to our shareholders in the foreseeable future.  Instead, we plan to retain any earnings to maintain and expand our operations.  In addition, our ability to pay cash dividends is currently limited by the terms of our debt instruments, and any future debt instruments may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares.  Accordingly, you must rely on sales of your ordinary shares after price appreciation, which may never occur, as the only way to realize any return on your investment.

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

Premier Education Holdings has significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our controlling shareholder is Premier Education Holdings.  Premier Education Holdings owns 65.2% of our outstanding shares.  For as long as Premier Education Holdings continues to beneficially own shares representing more than 50% of the voting power of our shares, it will be able to direct the election of a majority of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations requiring shareholder approval with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of debt, the issuance of any additional shares or other equity securities, the repurchase or redemption of shares and the payment of dividends.  Similarly, Premier Education Holdings has the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, has the power to prevent a change in our control and could take other actions that might be favorable to it.  Even if its ownership falls below 50%, Premier Education Holdings may continue to be able to strongly influence or effectively control our decisions.

Additionally, affiliates of Premier Education Holdings are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us and may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2013 Revision) and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the Cayman Islands has a different body of securities laws than the United States.  In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.  In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.  Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information.  As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on February 29, 2016.  We would lose our foreign private issuer status if (i) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the United States or our business is administered principally in the United States.  If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.  We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act.  We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions.  If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile.  In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

The obligations associated with being a public company require significant resources and management attention, and failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our ordinary shares.

As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company.  We are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations.  Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increases demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations.  The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.  Furthermore, the need to establish and maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations.  We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company.  However, the measures we have taken, and will continue to take, may not be sufficient to satisfy our obligations as a public company.  In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.  For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.  These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.  We could be an emerging growth company until August 31, 2019.  Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization.  Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting.  Based on this evaluation, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was not effective based on management’s identification of two material weaknesses. See “Item 15. Controls and Procedures.”

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis.

We are in the process of implementing measures to remedy these material weaknesses. We cannot assure you that we will be able to resolve these material weakness in internal control over financial reporting in a timely and effective manner or that a significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares, inhibiting our ability to raise sufficient capital on favorable terms.

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

Item 4.                                           Information on the Company

A.                                                                               History and Development of the Company

Our controlling shareholder is Premier Education Holdings Ltd, which is controlled by Baring Private Equity Asia.

Our business was founded in 1972.  From 1997 through August 2008, we conducted business as Nord Anglia Education plc, whose shares were listed on the main board of the London Stock Exchange.  In August 2008, Nord Anglia Education plc was acquired in a going-private transaction led by Baring Private Equity Asia.  Premier Education (UK) Holdco Limited, renamed “Nord Anglia Education (UK) Holdings plc” in 2012, was the buying consortium’s ultimate holding vehicle that owned the acquiring entity that purchased all the shares in Nord Anglia Education plc.  After the acquisition, Nord Anglia Education plc was delisted and renamed “Nord Anglia Education Limited.”  We, Nord Anglia Education, Inc., were incorporated in the Cayman Islands as an exempted company in 2011, and in 2012 shareholders of Nord Anglia Education (UK) Holdings plc swapped their shares for shares in our company.

Our principal executive offices are located at Level 12, St. George’s Building, 2 Ice House Street, Central, Hong Kong.  Our telephone number at this address is +852-3951-1100.  Our registered office is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                                                               Business Overview

Overview

We believe we are the world’s leading global operator of premium international schools.  We teach over 34,300 students, from kindergarten through the end of secondary school (“K-12”), at our 42 premium schools in China, Europe, ME/SEA and North America.  We primarily operate in geographic markets with high FDI, large expatriate populations and rising disposable income.  We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Our student enrollment increased at a compound annual growth rate (“CAGR”) of 29% from the end of fiscal 2008 to the end of fiscal 2015.

Our commitment to quality drives our strong operating performance.  Our highly qualified principals, teachers and support staff strive to maximize every student’s academic performance.  Although we accept students with a wide range of academic ability, for many of whom English is their second language, our students’ standardized examination results exceed global averages. In 2015, our IBDP pass rate equaled 90.9% compared to the IB World Average of 79.3%, and 12.5% of our IBDP students scored over 40 points out of 45, compared with the IB World Average of 6.7%. In 2015, one out of three of our graduates matriculated to one of the world’s top 100 universities in QS World University Rankings.  Our academic quality helps us maintain our market-leading position, supports our premium pricing and drives consistent enrollment growth.

Our schools derive all of their revenue from private sources and therefore are not exposed to government funding risk.  As of September 27, 2015, 63% of our students were expatriates and 37% were from local families.  Employers of expatriates fund most of our tuition fees as part of expatriate compensation packages, through allowances or direct payments to our schools.  Education allowances are often key recruitment incentives for expatriate employees.

Our attractive business model leads to good visibility, price inelasticity, low capital requirements and strong cash generation.  Our average student tenure of 3.6 years provides good visibility on future enrollments and revenues. Giving pro forma effect to our acquisition of our four schools in Vietnam and six schools from Meritas, our average tenure in the last two years would have been 4.3 years. Our private-pay model and the importance of education to parents make us resilient to changing economic conditions and government policies.  We have been able to increase tuition fees at an average of approximately 4-5% per year over the last five years.  Our capital-light approach to growth enables us to generate high returns on capital.  We focus on securing high-quality, purpose-built schools through long-term leases, with the construction costs of many of our schools funded by real estate developers desiring premium schools within their residential and commercial developments.  Our strong margins and working capital dynamics make our business highly cash generative.  We generally receive a large portion of our schools’ revenue before the beginning of the fiscal year.  As an example, we received approximately 51% of our fiscal 2015 schools’ revenue before August 31, 2014.

We have grown our business significantly since 2008.  We increased our student capacity and enrollments from 5,393 places and 4,010 students as of August 31, 2008 to 48,998 places and 34,314 students as of November 15, 2015.  During that period, we expanded capacity at our existing schools by 4,651 places, developed six greenfield schools with a total of 7,012 places and acquired 31 schools with a total of 31,942 places.

In fiscal 2015, we had revenue of $577.0 million, profit for the period of $8.6 million and Adjusted EBITDA of $133.7 million.  In fiscal 2015, our schools in China, Europe, ME/SEA and North America contributed 32.5%, 23.7%, 29.1% and 14.7% of our schools’ revenue, respectively.

The following table shows our regional enrollments as of November 15, 2015:

	November 15, 2015	% of Total

Full-time equivalent students:
China	5,752	17%
Europe	6,492	19%
ME/SEA	12,630	37%
North America	9,440	27%
Total	34,314	100%

Our Market Opportunity

We primarily target geographic markets with high FDI, large expatriate populations and rising disposable incomes, all of which increase demand for premium schools. Employers of expatriates fund most of our tuition fees. We believe that companies that rely on expatriate employees view the availability of high-quality schools as vital to recruiting and retaining key employees. In addition, many governments and business and trade associations actively promote premium international schools in their jurisdictions, recognizing that the availability of premium quality education for the children of expatriate employees is critical to attracting FDI from corporations.

A majority of premium schools are family-owned and operated or managed by foundations. Family operators and foundations typically focus on academic performance, exclusivity and prestige. These operators have historically been reluctant to add capacity even when demand in their markets exceeds supply, leaving significant opportunities for companies that operate schools with high academic standards while also focusing on financial performance and growth.

Competitors seeking to enter the premium school market face significant barriers to entry, including:

•                  the lead time required to build brand recognition and reputation, both locally and globally;

•                  the challenges unproven operators face in securing government licenses and regulatory approval in many jurisdictions;

•                  in many markets, the scarcity of real estate in desirable areas that can accommodate a sizeable campus with the comprehensive and high-quality facilities expected of premium schools;

•                  the tendency of property developers and landlords to require school operators with significant financial resources and a reputation for quality in order to enhance the value of their adjacent residential or retail real estate; and

•                  the tendency of students to stay enrolled in the same school until they graduate or their parents relocate.

We believe increasing globalization and a growing emphasis by parents on high-quality education for their children will drive strong growth in many markets. There are few premium-quality operators with the global scale required to benefit from this attractive opportunity.

Our Strengths

Global Market Leadership and Partner of Choice

We believe we are the world’s leading operator of premium international schools. We teach over 34,300 students at our network of 42 premium international schools in 34 locations in 15 countries.  We are a trusted partner of key stakeholders, including governments, sellers of premium schools and real estate developers, and enjoy significant benefits of scale.

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

Sellers of premium schools often focus on the operating record, financial stability and reputation of potential buyers.  Our acquisitions in China, Switzerland, Thailand, Singapore, Cambodia and Vietnam resulted from exclusive discussions with sellers who were primarily concerned with the success and reputation of their schools under their new owners.  In addition, real estate developers and landlords seek school operators with a reputation for quality in order to enhance the value of their adjacent residential or retail real estate.  For example, in Shanghai-Puxi we collaborated with a developer and the local government, who were eager to develop Puxi into an attractive location for expatriates.  We started the school in 2005 with a capacity of 668 places and have increased capacity to 2,000 places, with all of the building expansion costs funded by the developer.

Our reputation also helps create unique opportunities to improve our educational offering. For example, in February 2015 we announced The Juilliard-Nord Anglia Performing Arts Program, a multifaceted collaboration to provide an innovative arts education curriculum for students in grades K-12. Developed in conjunction with The Juilliard School, the world-renowned performing arts conservatory, the program seeks to inspire and equip our students with the skills, curiosity and cultural literacy to engage in the performing arts throughout their lives.

Our market leadership and scale also enable us to:

•                  recruit, develop and retain top-quality principals and teachers;

•                  set tuition fees at the high end of each market;

•                  apply best practices throughout our network, including cost management and control through benchmarking;

•                  stay at the forefront of educational theory; and

•                  offer initiatives, such as the Global Campus and The Juilliard-Nord Anglia Performing Arts Program, which develop our students into world-ready, global citizens.

Premium Quality Education with Strong Brand Recognition

Our schools have excellent reputations and are among the most respected premium K-12 school brands in their markets.  We focus on the needs of individual students and track each student’s performance against personalized targets to help maximize every student’s academic achievement.

Our approach to education and the benefits of belonging to a global network of premium schools help to distinguish our schools from our competitors. For example, we have developed a supplementary learning platform, the Global Campus, which is accessible to all of our students from grade 4. The Global Campus Online is an Internet-based system that complements our curricula and allows our students to interact online with experts in various fields and collaborate with students at any of our schools around the world. This innovative learning environment creates independent learners, prepares students for future university study and helps them to become global citizens. As part of the Global Campus, students also have opportunities to come together from around the world and take part in unique experiences in the Global Campus Worldwide. In 2014, our Global Campus Worldwide brought 100 students from 18 schools in 11 countries to Tanzania for an eight-day transformational learning experience, and in 2015 our Global Orchestra Challenge invited students of all ages from all of our schools to audition for choir, soloist and instrumental ensembles which will join together in New York for a week-long residential program culminating in a public performance to celebrate their musical accomplishments in June 2015.

Although our admissions policy is not based on academic ability, and English is not the first language of many of our students, our students’ standardized examination results well exceed global averages.  In 2015, our International Baccalaureate Diploma Program (“IBDP”) pass rate equaled 90.9% compared to the IB World Average of 79.3%, and 12.5% of our IBDP students scored over 40 points out of 45, compared with the IB World Average of 6.7%.  In 2015, one out of three of our graduates matriculated to one of the world’s top 100 universities in QS World University Rankings.

Our reputation for quality and a distinctive approach to education result in high referral rates, with 92% of parents of children at our schools whom we surveyed in the academic year 2014/2015 reporting that they would recommend our schools.  Our reputation and attention to individual students are key to parents who choose our schools over competing schools.

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

In our drive to align our teacher recruitment practices with our status as the leading global premium schools organization, we launched the Outstanding Teachers for Outstanding Schools project (“OTOS”) across our network of schools in August 2012. OTOS aims to attract premium candidates, maintain an outstanding recruitment process and ensure that we select the highest quality candidates. As part of OTOS, we hold an annual teacher recruitment event in London that is exclusive to Nord Anglia Education’s schools. We believe we are the only premium schools organization to host an exclusive event of this nature. Our OTOS recruitment event held in London in January 2015 attracted 9,688 applications for 284 job advertisements for our schools.

Superior Business Model

Our business model emphasizes operational efficiency and uses a data-driven approach to enhance student achievement, growth and profitability.  Our global, regional and school teams track and analyze key performance indicators and we refine our operating strategy accordingly.

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

Capital Efficient, Returns-Focused Approach to Growth

We have significantly grown our business while driving high returns on capital.  Our capital efficient expansion strategy focuses on securing high-quality, purpose-built schools through long-term leases, with the construction cost of many of our schools funded by real estate developers.  When we acquire existing schools, we often acquire the operating businesses and enter into long-term leases with the sellers who retain ownership of the real estate.

Highly Attractive Financial Profile

•                  High Visibility and Predictability:  We operate a highly visible and predictable business. Average student tenure across our network in the last five years was 3.6 years. Giving pro forma effect to acquisition of four schools in Vietnam and six schools from Meritas, our average tenure in the last two years would have been 4.3 years.  In our latest academic year we lost only 2% of our students for reasons related to academic quality, student needs or tuition levels, based on parent responses to our exit surveys.  At a majority of our schools, our terms and conditions require a full term’s notice of withdrawal for a refund of prepaid tuition.  The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds.  We track inquiries and visits to estimate new enrollments.  In fiscal 2015, we converted 50% of prospective student visits to our schools into enrollments (excluding schools acquired in 2015).  As a result, we can estimate in-year and year-to-year student re-enrollment, new enrollment and revenue.

•                  Favorable Working Capital Dynamics:  We generally receive a large portion of our schools’ revenue before the beginning of the fiscal year. As an example, we received approximately 51% of our fiscal 2015 schools’ revenue before August 31, 2014.  We collected an additional 25% of our schools’ revenue prior to January 2015, and an additional 17% prior to April 2015.  The timing of our schools’ revenue collection allows us to finance our operating expenses principally with pre-paid tuition fees.

•                  Price Inelasticity Supported by Private Pay Model:  We have been able to increase our tuition fees at an average of approximately 4-5% per year over the last five years, which we believe exceeds the median rate of inflation in the markets where our schools are located, while continuing to grow enrollment organically.  Our private pay model insulates our schools from volatility in government funding resulting from changing economic conditions or policies.  The high quality of our schools supports our premium pricing. A majority of our tuition fees are directly or indirectly paid by employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate’s total compensation.  We believe self-funding expatriates and affluent local families also accept our price increases because of the importance they place on a quality education for their children.

•                  Strong Margins:  Our premium pricing and operating efficiencies result in strong margins.  In fiscal 2015, our Adjusted EBITDA margin was 23.2%.  With capacity utilization of 75% as of November 15, 2015, we have significant scope to expand our margins by growing enrollments without increasing capacity.

Experienced Management Team with Local and Global Expertise

Our management team combines seasoned executives with experience in running publicly listed companies and leading education specialists.  Andrew Fitzmaurice has been our CEO for more than 12 years and was CEO when Nord Anglia Education plc was listed on the main board of the London Stock Exchange.  Over the last several years, we have bolstered our senior management team with a number of significant appointments, including our corporate development director, education director, human resources director and marketing director. Our senior management team is supported by experienced regional managers and local school administrators who implement our operating philosophy in each of our markets.

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

Increase Student Enrollments at Our Existing Schools

We aim to continue to increase enrollments by applying our systematic processes for generating inquiries, converting inquiries to enrollments and retaining existing students.  Our school principals lead the recruitment effort with dedicated admissions and marketing teams.  We generate inquiries and visits through referrals and digital and other marketing activities.  In fiscal 2015, we converted 50% of prospective student visits to our schools into enrollments (excluding schools acquired in fiscal 2015).

Continue Price Leadership

We will continue to invest in our teachers and campuses to enable us to consistently provide high-quality premium education.  Improving our schools supports our strong reputation in the markets where we operate, which we expect will allow us to continue increasing prices in excess of inflation.

Increase Capacity

Using our capital efficient, returns-focused approach, we may increase capacity across our geographically diverse school portfolio.

•                  Capacity Expansion at Our Existing Schools.  At our existing schools, we may increase capacity where market demand supports additional places.  We will continue to develop our relationships with real estate developers and landlords, who we expect will continue to fund our capacity expansion.  Our systematic approach to capacity expansion has enabled us to add 4,651 places to existing schools since August 31, 2008.

•                  Greenfield Expansion in Existing and New Markets.  We may strategically open new schools in markets where we currently operate and in attractive new markets.  We have successfully completed eleven greenfield projects since 1992. We have one greenfield project under development in Houston where we are partnering with a real estate developer to build a new campus with approximately 2,000 places to open in September 2016 and our existing campus will relocate to the new campus at that time.

In many new markets, our global market leadership and premium quality attract inquiries from governments, real estate developers and landlords.  Governments and business and trade associations recognize that the availability of premium quality education for the children of expatriate employees is critical to attracting FDI from corporations.

•                  Pursue Acquisitions.  An abundance of single-site operators provides a continuous supply of incremental acquisition opportunities.  Potential sellers often engage with us in exclusive negotiations because of our reputation, success at integrating schools, capital resources and interest in keeping sellers involved as landlords and consultants without the ongoing responsibility of operating the school.  We evaluate each potential acquisition using a returns-based approach focused on the school’s quality, reputation, curriculum, local market dynamics, tuition levels, financial position and opportunities for growth.  Once we acquire a school, our proven operating model drives educational improvements, enrollment growth and operational efficiencies.  We have a highly successful record of acquiring and integrating schools.

Our Approach to Academic Quality

Although our schools are inclusive in that they accept students with a wide range of academic ability, we ensure that our students achieve academic results that are comparable to those of students attending schools with admissions policies based on academic ability.

The key elements that we focus on to promote academic quality are:

An academically rigorous educational program

We believe that our personalized approach to teaching and learning can help every student achieve strong academic results. We use a customized technology platform designed around individual students, which enables us to track the performance of individual students as well as benchmark within and across our schools. We believe that this maximizes our students’ performance by giving each student and our faculty an accurate gauge of individual progress. In addition, this platform allows us to set clear objectives for a classroom, class year or entire school and intervene as required. Our technology platform also creates accountability among faculty members and drives consistency in instruction by applying comparable metrics across our network.

In addition, we have a supplementary informal online learning environment, our Global Campus Online, which is accessible to all of our students. The Global Campus Online is an Internet-based system that complements our curricula while allowing our students to interact online with experts in various fields and collaborate with students at any of our schools around the world. This innovative learning environment creates independent learners, preparing them for future university study and turning them into global citizens. Almost all of our schools teach the English National Curriculum.

Highly qualified principals, teachers and administrative staff

We demonstrate our commitment to premium quality education by hiring and retaining highly qualified principals, teachers and administrative staff. Our international reputation allows us to recruit from among the best candidates. We generally require our teachers to have formal teacher qualifications, such as a Post Graduate Certification in Education or its equivalent, and at least two years of teaching experience.

Our principals and teachers also benefit from the centralized support and experience of our educational team. In addition, we have in place various continuing professional development initiatives, including Nord Anglia University, which is designed to prepare our staff for career progression and help continuously improve all of our teachers. We regularly and rigorously review our principals and teaching staff to ensure that their performance meets our high standards.

Small class sizes

We restrict classes to a maximum of 22 students, with a few exceptions, in order to provide each student with close teacher interaction and individual attention and support. This benefits students and promotes staff retention by providing a rewarding environment for our teachers.

High-quality school facilities

Our school facilities, such as science laboratories, music and theater resources, swimming pools and other sports facilities enhance the educational experience of our students. In addition, the majority of classrooms provide interactive digital technologies that facilitate student participation. We use internationally-recognized architectural consultants specializing in school design to develop new facilities and expand or refurbish our existing schools in order to create outstanding learning environments for our staff and students.

Our Schools

We operate 42 schools in 34 locations across China, Europe, ME/SEA and North America.  The following table sets forth certain information about each school and its educational programs.

School	Date Founded	Date Acquired/ Founded	Curriculum	Qualification
China
Nord Anglia International School Shanghai, Pudong (Pudong, Shanghai, China)	2002	2002	English National Curriculum	IGCSE/IBD
The British International School Shanghai, Puxi (Puxi, Shanghai, China)	2005	2005	English National Curriculum	IGCSE/IBD
The British School of Beijing, Sanlitun (Sanlitun, Beijing, China)	2003	2009	English National Curriculum	K-6(1)
The British School of Beijing, Shunyi (Shunyi, Beijing, China)	2009	2009	English National Curriculum	IGCSE/IBD
The British School of Guangzhou (Guangzhou, China)	2006	2013	English National Curriculum	IGCSE/A levels
Léman International School (Chengdu, China)	2009	2015	IB Curriculum	AP/IBD
Nord Anglia International School Hong Kong (Hong Kong, China)	2014	2014	English National Curriculum	K-9(1)
Europe
The British School Warsaw (Warsaw, Poland)	1992	1992	English National Curriculum	IGCSE/IBD
The English International School Prague (Prague, Czech Republic)	1995	1995	English National Curriculum	IGCSE/IBD
The British International School Bratislava (Bratislava, Slovakia)	1998	1998	English National Curriculum	IGSE/IBD
The British International School Budapest (Budapest, Hungary)	2002	2002	English National Curriculum	IGCSE/IBD
Collège Beau-Soleil (Villars-sur-Ollon, Switzerland)	1910	2011	French and Swiss Curriculum	IBD or French Bac
Collège Champittet Pully (Pully, Switzerland)	1903	2011	French and Swiss Curriculum	French Bac/Swiss Maturité/ IBD
Collège Champittet Nyon (Nyon, Switzerland)	2007	2011	French and Swiss Curriculum	K-7(1)
La Côte International School Aubonne (Aubonne, Switzerland)	2008	2011	English National Curriculum and IBC	IBD
Collège du Léman (Geneva, Switzerland)	1960	2005	U.S., French, Swiss & IB Curriculum	AP/IBD/ICSE/Swiss Maturité/French Bac
International College Spain (Madrid, Spain)	1982	2013	IB Curriculum	IBD
ME/SEA
Nord Anglia International School Dubai (Dubai, UAE)	2014	2014	English National Curriculum	IGCSE/IBD
The British International School Abu Dhabi (Abu Dhabi, UAE)	2009	2013	English National Curriculum	IGCSE/IBD

School	Date Founded	Date Acquired/ Founded	Curriculum	Qualification
Compass International School Doha, Gharaffa (Gharaffa, Doha, Qatar)	2006	2013	English National Curriculum	K-6(1)
Compass International School Doha, Madinat Khalifa (Madinat Khalifa, Doha, Qatar)	2010	2013	English National Curriculum	IGCSE(1)
Compass International School Doha, Rayyan, (Al Rayyan, Doha, Qatar)	2009	2013	English National Curriculum	K-6(1)
Nord Anglia International School, Al Khor (Al Khor, Qatar)	2012	2013	English National Curriculum	K-9(1)
Regents International School Pattaya (Pattaya, Thailand)	1994	2012	English National Curriculum	IGCSE/IBD
St Andrews International School Bangkok (Bangkok, Thailand)	1997	2013	English National Curriculum	IGCSE/IBD
Dover Court International School (Singapore)	1972	2014	English National Curriculum	IGCSE
Northbridge International School Cambodia (Phnom Penh, Cambodia)	1996	2014	English National Curriculum	IBD
The British International School, Ho Chi Minh City (Ho Chi Minh City, Vietnam)	2000	2015	English National Curriculum	IGCSE/IBD
The British International School, Hanoi (Hanoi, Vietnam)	2012	2015	English National Curriculum	IGCSE/A-Levels
The British Vietnamese School, Ho Chi Minh City (Ho Chi Minh City, Vietnam)	2011	2015	English National Curriculum	IGCSE/A-Levels
The British Vietnamese School, Hanoi (Hanoi, Vietnam)	2012	2015	English National Curriculum	IGCSE/A-Levels
North America
The British School of Washington (Washington D.C., U.S.A.)	1998	2013	English National Curriculum	IGCSE/IBD
The British International School of Boston (Boston, Massachusetts, U.S.A).	2000	2013	English National Curriculum	IGCSE/IBD
The British International School of Houston (Houston, Texas, U.S.A.)	2000	2013	English National Curriculum	IGCSE/IBD/A-Levels
The British International School of Chicago, Lincoln Park (Chicago, Illinois, U.S.A.)	2001	2013	English National Curriculum	IGCSE/IBD
The British International School of Chicago, South Loop (Chicago, Illinois, U.S.A.)	2015	2015	English National Curriculum	IGCSE/IBD
The British International School of Charlotte (Charlotte, North Carolina, U.S.A.)	2003	2013	English National Curriculum	IGCSE
Nord Anglia International School New York (New York, U.S.A.)	2011	2013	English National Curriculum	K-6(1)
The Village School (Houston, Texas, USA)	1966	2015	U.S. & IB Curriculum	AP/IBD
North Broward Preparatory School (Coconut Creek, Florida, USA)	1957	2015	U.S. & IB Curriculum	AP/IBD
Windermere Preparatory School (Windermere, Florida, USA)	2000	2015	U.S. & IB Curriculum	AP/IBD
Instituto San Roberto (Monterrey, Mexico)	1982	2015	U.S. & IB Curriculum	K-9(1)

(1)                                 This school educates students in pre-qualification years.

“AP” stands for Advanced Placement; “IBD” stands for International Baccalaureate Diploma Program; and “ICSE” stands for International General Certificate of Secondary Education.

Our Seven Schools in China

Our schools in China all use English as the primary language of instruction and, in compliance with our Chinese education licenses, each student receives four lessons in Mandarin a week (except in Hong Kong, where this is optional).

All of our schools are located in prime areas for expatriates and have premium sporting and extracurricular facilities.

Nord Anglia International School Shanghai, Pudong —Pudong, Shanghai, China

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

As of September 27, 2015, 97% of the students at this school were expatriates.

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

As of September 27, 2015, 98% of the students at this school were expatriates.

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

As of September 27, 2015, 100% of the students at this school were expatriates.

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

As of September 27, 2015, 100% of the students at this school were expatriates.

The British School of Guangzhou—Guangzhou, China

We acquired this school in 2013 with a capacity of 904 places and the school now has a capacity of 1,184 places.  The school is located on the shores of scenic Nanhu Lake, a short drive from the business district of Guangzhou.  The school features separate campuses for lower- and upper-school students.  Facilities include gymnasiums, four basketball courts, four football pitches, a driving range and a top-class swimming pool complex.  In addition, the school has a theater, three fully-equipped music rooms, a dance studio and two libraries.

As of September 27, 2015, 100% of the students at this school were expatriates.

Léman International School—Chengdu, China

We acquired Léman International School in June 2015 as part of the Meritas acquisition with a capacity of 1,050 places. Founded in 2009, Léman International School is located near the city center of Chengdu. The expansive campus features a library, state-of-the-art media center, science and computer labs, large dance and theater studio, art and music studios, gymnasium, and a 25-meter heated swimming pool. Outdoor facilities include an extensive green space with a 400m/6 lane athletic track, two soccer fields and tennis courts.

As of September 27, 2015, 89% of the students at this school were expatriates.

Nord Anglia International School Hong Kong—Hong Kong, China

We opened this school in September 2014 with a capacity of 792 places. The school’s facilities include a large sports and performance hall, specialist classrooms for music, art, drama and science and a Learning Resource Centre that can be used for individual and group study. A 25 meter enclosed swimming pool is currently under development and is scheduled to open in 2015.

As of September 27, 2015, 78% of the students at this school were expatriates.

Our Ten Schools in Europe

Collège Champittet Pully—Pully, Switzerland

Founded by Dominican monks in 1903, we believe that Collège Champittet is one of the best known private schools in Switzerland.  The school is located near the banks of Lake Geneva in Lausanne.  An affiliate of our parent company acquired this school in 2009 and we acquired it in February 2011. The school includes high-quality academic and recreation facilities including sports fields, playgrounds, a library, science laboratories, a chapel, a dining hall and cafeteria and computer suites.  The school also has boarding accommodation for up to 100 students. The school has a capacity of 944 places.

As of September 27, 2015, 28% of the students at this school were expatriates.

Collège Champittet Nyon—Nyon, Switzerland

This school opened in 2007 and was acquired by an affiliate of our parent company in 2009.  We acquired it in February 2011 in conjunction with the acquisition of Collège Champittet-Lausanne. The school is located near the banks of Lake Geneva between Geneva and Lausanne.  Its facilities include playgrounds, a dining hall and a computer lab. The school has a capacity of 240 places.

As of September 27, 2015, 15% of the students at this school were expatriates.

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

As of September 27, 2015, 94% of the students at this school were expatriates.

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

As of September 27, 2015, 73% of the students at this school were expatriates.

Collège du Léman—Geneva, Switzerland

We acquired Collège du Léman in June 2015 as part of the Meritas acquisition with a capacity of 2,475 places.  Founded in 1960, the school is situated at the right bank of Lake Geneva and nestled between the Jura Mountains and the lake on the outskirts of Geneva. The campus offers attractive residential facilities and recreational areas including a theater, outdoor sports grounds for tennis, basketball and football, a swimming pool and two sports domes for indoor use. The school also has boarding accommodation for approximately 275 students.

As of September 27, 2015, 88% of the students at this school were expatriates.

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

As of September 27, 2015, 71% of the students at this school were expatriates.

The British International School Budapest—Budapest, Hungary

We assumed operations of this school in 2002 with a capacity of 420 places.  In 2005, we relocated the school to new custom built facilities in its current location in Budapest’s third district.  Its facilities include two science labs, music rooms equipped with computers, a dance and drama studio, an amphitheater and a library.  Its outdoor facilities include an organic wild garden for science lessons as well as an outdoor pavilion classroom.  Its sporting facilities include a half-size football pitch, a 220-meter track, an outdoor basketball court, and a large indoor gymnasium.  The school now has a capacity of 730 places.

As of September 27, 2015, 68% of the students at this school were expatriates.

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

As of September 27, 2015, 80% of the students at this school were expatriates.

The British School Warsaw—Warsaw, Poland

Founded by Nord Anglia Education in 1992 in association with a local family, this was our first international school.  In 2004, we opened a new building, which was formally opened by His Royal Highness Prince Andrew, by converting a former electrical engineering college into high-quality academic facilities and this building has been further expanded and upgraded on a number of occasions.  The school boasts modern facilities, including a sports field, a gymnasium, and art and music rooms.  The school has a capacity of 1,028 places.

As of September 27, 2015, 54% of the students at this school were expatriates.

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

As of September 27, 2015, 65% of the students at this school were expatriates.

Our Fourteen Schools in ME/SEA

The British International School Abu Dhabi— Abu Dhabi, United Arab Emirates

We opened the British International School Abu Dhabi (“BISAD”) in September 2009 and in August 2010 sold our 49% equity interest in the school to Premier Education Holdings, our shareholder, and entered into an agreement to manage the school.  On September 28, 2012, Nord Anglia Education entered into an agreement to re-purchase the 49% equity interest from Premier Education Holdings.  On April 1, 2013, we began consolidating the results of BISAD under IFRS, as we obtained effective control of BISAD from that date. The school’s facilities include dedicated music rooms, a drama studio with the latest media technology, gardens and outdoor learning areas as well as a wide range of indoor and outdoor sports. The school has a capacity of 1,800 places.

As of September 27, 2015, 80% of the students at this school were expatriates.

Nord Anglia International School Dubai—Dubai, United Arab Emirates

We opened Nord Anglia International School Dubai in September 2014 with a state-of-the-art new campus. The school has excellent facilities including an auditorium, large well-lit open plan art studios, craft centers, dark rooms and theater spaces. The school also has outdoor sports facilities, a swimming pool and three dining rooms. The school has a capacity of 1,500 places.

As of September 27, 2015, 99% of the students at this school were expatriates.

Compass International School Doha, Rayaan—Doha, Qatar

We acquired this school through our acquisition of WCL Group in 2013. Founded in 2006, this campus is situated in the west of Doha on the grounds of a former palace. Since the school first opened, extensive renovations have been completed, including the recent addition of 10 new classrooms, a large sports hall, IT facilities, a library and enhanced play facilities. The school has a capacity of 413 places.

As of September 27, 2015, 83% of the students at this school were expatriates.

Compass International School Doha, Gharaffa —Doha, Qatar

We acquired this school through our acquisition of WCL Group in 2013. The Gharaffa campus is a primary school campus and the facilities include outdoor grass play areas, a football pitch, a swimming pool, a large multipurpose hall, two libraries, a computer suite and dedicated language learning rooms. The school has a capacity of 600 places.

As of September 27, 2015, 83% of the students at this school were expatriates.

Compass International School Doha, Madinat Khalifa —Doha, Qatar

We acquired this school through our acquisition of WCL Group in 2013. The Madinat Khalifa campus opened in September 2010 to meet growing demand for places in the area. The campus is based in a residential area near the Landmark Shopping Mall. School facilities include a 20 meter swimming pool, specialist rooms for science, music, art and languages, and an air-conditioned sports hall. The school has a capacity of 720 places.

As of September 27, 2015, 88% of the students at this school were expatriates.

Nord Anglia International School Al Khor—Al Khor, Qatar

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 2012, the school is located on the outskirts of Doha, 15 miles from the city limits.  The school has two science laboratories, a language room, a gymnasium and a library.  Outdoor facilities include an extensive hard and soft area for sports and recreation, including a football pitch, a basketball court and a covered courtyard area. The school has a capacity of 818 places.

The school was established to provide high-quality education to employees of Shell.  While Al Khor accepts students whose parents do not work for Shell, it benefits from a contract with Shell to supply up to 300 guaranteed student places. The initial contract with Shell expires in July 2016 (unless terminated early with twelve months’ notice).  We expect the contract to be extended beyond 2016.

As of September 27, 2015, 59% of the students at this school were expatriates.

Regents International School Pattaya—Pattaya, Thailand

We acquired this school on August 1, 2012. The school is located in the Eastern Seaboard region of the Gulf of Thailand, 120 kilometers southeast of Bangkok and 16 kilometers northeast of Pattaya.  The facilities at the school include a 25 meter swimming pool with audience seating, a full-size rugby and football pitch (with two additional, smaller football pitches), a double gymnasium with basketball facilities and tennis courts, a 400-seat theater, a brand new early-years building for younger children and boarding houses. The school has a capacity of 1,350 places.

As of September 27, 2015, 70% of the students at this school were expatriates.

St. Andrews International School Bangkok—Bangkok, Thailand

We acquired this school in August 2013.  The school is located on an attractive campus close to Bangkok’s amenities and transportation links.  The school features a gymnasium, a football pitch and a 25-meter salt water swimming pool.  In addition, the school has computer suites and computer research centers, a new library, design technology and art facilities and two fully-equipped music rooms. The school has a capacity of 1,120 places.

As of September 27, 2015, 51% of the students at this school were expatriates.

Dover Court International School—Singapore, Singapore

We acquired this school in April 2014. Founded in 1972, Dover Court International School is set in 14 acres in the center of Singapore with facilities including a large swimming pool complex, a six-lane running track, a full sized soccer pitch, extensive playing fields and an indoor multi-purpose hall. The school is also equipped with modern classroom facilities, computer rooms, music halls and science labs. The school has a capacity of 1,025 places.

As of September 27, 2015, 93% of the students at this school were expatriates.

Northbridge International School Cambodia—Phnom Penh, Cambodia

We acquired this school in July 2014 with an initial capacity of 650 places. Founded in 1996, the school is situated on a 20 acre-campus and provides outstanding facilities to students. It has a world-class performing arts center, an outdoor plaza with amphitheater, a covered gymnasium, outdoor playing fields, tennis courts, and a 25-meter long by six-lane wide competition sized swimming pool. The school has a capacity of 954 places.

As of September 27, 2015, 42% of the students at this school were expatriates.

The British International School, Ho Chi Minh City—Ho Chi Minh City, Vietnam

We acquired this school in January 2015 with an initial capacity of 2,100 places. Founded in 2000, the school operates on a modern purpose-built campus in the vibrant city of Ho Chi Minh. It has superb facilities including interactive whiteboards in every primary school classroom, a 25 meter indoor swimming pool, state-of-the-art libraries, large sports halls, and a 250 seat auditorium.

As of September 27, 2015, 70% of the students at this school were expatriates.

The British International School, Hanoi—Hanoi, Vietnam

We acquired this school in January 2015 with an initial capacity of 1,718 places. Founded in 2012, BIS Hanoi is a first class, purpose-built school situated in Vinhomes, Riverside, Long Bien District, Hanoi. The campus boasts exceptional facilities including large libraries, a theater, an auditorium, a 25 meter indoor swimming pool and grass playing fields.

As of September 27, 2015, 22% of the students at this school were expatriates.

The British Vietnamese International School, Ho Chi Minh City—Ho Chi Minh City, Vietnam

We acquired this school in January 2015 with an initial capacity of 2,480 places. Founded in 2011, the BVIS HCMC campus is situated in the Binh Chanh District, Ho Chi Minh City. The facilities include a modern theater, a library, a sports hall, grass playing fields and specialist suites for Science, Music, Art and Drama. In addition, Primary classrooms also feature special ‘breakout’ rooms for dual-language work and Early Years classrooms have their own dedicated mini splash pools, sand pits and outside playground.

As of September 27, 2015, 5% of the students at this school were expatriates.

The British Vietnamese International School Hanoi—Hanoi, Vietnam

We acquired this school in January 2015 with an initial capacity of 1,350 places. Founded in 2012, this campus is conveniently situated in the city center of Hanoi. The facilities include well stocked libraries, music and computer suites, large sports halls, an auditorium with full stage, lighting and sound system and science laboratories.

As of September 27, 2015, 10% of the students at this school were expatriates.

Our Eleven Schools in North America

The British School of Washington—Washington, D.C.

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 1998, the British School of Washington was the first WCL Group school and established the British Schools of America brand.  The school is located in the Georgetown neighborhood, in the heart of Washington, D.C.  The school has four science laboratories, four language rooms, two libraries, an indoor fitness room and an auditorium including a stage.  A nearby gymnasium and playing fields are rented as required for tennis, swimming, football, athletics and rugby. The school has a capacity of 735 places.

As of September 27, 2015, 68% of the students at this school were expatriates.

The British International School of Boston—Boston, Massachusetts

We acquired this school through our acquisition of WCL Group in 2013.  The British School of Boston was founded in 2000 and has been located at its current site near Jamaica Plains in Boston since 2004.  The school has three science laboratories, a music room, a gymnasium and a dance studio.  Outdoor facilities include a playing field and wooded areas, all-weather outdoor play areas and a shared swimming pool. The school has a capacity of 480 places.

As of September 27, 2015, 43% of the students at this school were expatriates.

The British International School of Houston—Houston, Texas

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 2000, the British School of Houston is located in northwest Houston, twenty minutes from downtown. The school has four science laboratories, a music room, five language rooms, two gymnasiums, two libraries, a dance studio and a drama room.  Outdoor facilities include a large outdoor space with an all-weather running track, extensive green space for play and a purpose-built all-weather play area for younger children. The school has a capacity of 1,000 places.

As of September 27, 2015, 93% of the students at this school were expatriates.

The British International School of Chicago, Lincoln Park—Chicago, Illinois

We acquired this school through our acquisition of WCL Group in 2013.  Founded in 2001, the British International School of Chicago moved in 2008 to the prestigious Lincoln Park neighborhood of Chicago, minutes from the business district. The school has three science laboratories, three music rooms, three language rooms, a gymnasium, three libraries and a dance studio.  Students also have access to third-party sports facilities. The school has a capacity of 900 places.

As of September 27, 2015, 13% of the students at this school were expatriates.

The British International School of Chicago, South Loop—Chicago, Illinois

We opened a second campus for The British International School of Chicago in September 2015. Located on South Wells Street, the new campus features a 9,000-square-foot gymnasium, technology classrooms with 3D printers, a state-of-the-art science wing, two libraries, a music recording studio and sound-proof practice rooms, a restaurant-style cafeteria, a community rooftop garden, and an on-site sports field with artificial turf. The school has a capacity of 1,100 places.

As of September 27, 2015, 20% of the students at this school were expatriates.

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

As of September 27, 2015, 41% of the students at this school were expatriates.

Nord Anglia International School New York—New York, New York

Nord Anglia International School New York was founded in 2011 and we acquired this school through our acquisition of WCL Group in 2013. The recently refurbished facilities in New York include a music room, a gymnasium and a library.  A roof area accessible by an elevator is currently being built and will be converted into an outside play area. The school has a capacity of 480 places.

As of September 27, 2015, 42% of the students at this school were expatriates.

The Village School—Houston, Texas, USA

We acquired the Village School as part of the Meritas acquisition in June 2015 with an initial capacity of 1,766 places. Founded in 1966, the Village School is the only IB boarding school in the greater Houston area, located in a residential area of West Houston near the prestigious Energy Corridor.  The school has three libraries, three computer labs, a dance studio and a gymnasium.  Outdoor facilities include a large outdoor space with athletic fields.  The school also has boarding accommodation for up to 152 students and capacity of 2,098 places.

As of September 27, 2015, 58% of the students at this school were expatriates.

North Broward Preparatory School—Coconut Creek, Florida, USA

We acquired North Broward Preparatory School as part of the Meritas acquisition in June 2015 with an initial capacity of 1,758 places. Founded in 1957, the school is a prestigious, purpose-built boarding school comprising two campuses. The primary campus is located in Coconut Creek north of Ft. Lauderdale and a second boarding campus is located in Coral Springs approximately 15 minutes’ drive away from the primary campus. The campuses offer exceptional indoor facilities including a large athletic center, elite boarding suites, gymnasium, and theater. Outdoor facilities include a running track, football and baseball field. The school also has boarding accommodation for up to 298 students. The school has a capacity of 2,090 places.

As of September 27, 2015, 27% of the students at this school were expatriates.

Windermere Preparatory School—Windermere, Florida, USA

We acquired Windermere Preparatory School as part of the Meritas acquisition in June 2015 with an initial capacity of 1,400 places. Founded in 2000, the school is located by Lake Cypress in the Windermere Rural Settlement of southwest Orange County, Florida. The expansive campus includes a library, specialist rooms for science, computers, music and art, a sports center, track and football field, baseball field and basketball and tennis courts. The school also has boarding accommodation for up to 104 students. The school has a capacity of 1,625 places.

As of September 27, 2015, 13% of the students at this school were expatriates.

Instituto San Roberto—Monterrey, Mexico

We acquired Institution San Roberto as part of the Meritas acquisition in June 2015 with an initial capacity of 2,931 places. Founded in 1982, the school is located in the Monterrey metropolitan area with two campuses. Both campuses offer indoor and outdoor facilities including a library, auditorium, science and technology labs, art and music rooms, outdoor basketball courts, turf soccer fields, racetrack, gymnasium with basketball courts and semi-Olympic pool.

As of September 27, 2015, 15% of the students at this school were expatriates.

Marketing Our Schools

Our Brand

Our marketing strategy is designed to develop brand awareness among prospective parents and students and brand loyalty and advocacy amongst existing parents and students.  We seek to build brand awareness in each of our existing and new markets with respect to our individual schools and the “Nord Anglia Education” name.  We believe that this brand building approach also contributes to the recruitment and retention of quality teachers and principals.

In April 2015, we launched our new philosophy, which can be summed up by the phrase “Be Ambitious.” We are ambitious for our students, our people and our family of schools. All the schools in our family are aligned to this philosophy and therefore promote the same brand values. This clear message allows everyone to understand what Nord Anglia Education stands for and enables us to develop Nord Anglia Education as a leading global brand. Our brand identity was also refreshed at this time to reflect our brand positioning with an identity that better resonates with parents.

We believe that a school’s attractiveness to parents and students is based largely upon its reputation.  Accordingly, our marketing strategy is focused on the communication and enhancement of the excellent reputation that our schools enjoy within their respective markets.  Our marketing strategy is executed at each school by our principals and the admissions and marketing teams.  Our marketing strategy focuses on our online presence, reputation and referrals from existing parents as opposed to costly media campaigns.  Accordingly, we achieve our enrollment results in a highly cost-effective manner.

We have developed a systematic approach to student recruitment and retention and we ensure that enquiry generation and conversion into new student enrollments are prioritized and well managed.

Student Recruitment

The student recruitment process has three stages:

•                  Enquiries:  parents considering enrolling their child at one of our schools register their child’s details and request further information.

•                  Visits:  parents personally visit the school campus often accompanied by their children.

•                  Enrollments:  parents register their child with the school, specify a start date and pay a non-refundable application fee.  Almost all applicants enroll either within the academic year in which they applied or in the subsequent academic year.

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

Corporate and School Websites

Our corporate website is designed to introduce parents to our commitment and approach to outstanding education, network of schools and history.  Our corporate website contains direct web links to each individual school and provides details of the innovative educational work undertaken by our educational team. Each of our schools has an individual school website that is designed to inform prospective parents about that school’s curriculum, facilities, admissions process and why parents should choose the school for their children.

Search Engine Optimization / Search Engine Marketing / Web Advertising

We have tailored each school’s website to maximize effectiveness and ease of use.  Our ongoing search engine optimization and search engine marketing techniques generate a substantial number of visits to our website.  We also identify and advertise on popular websites used by our target families.

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

In our most recent parental surveys, 92% of our parents said that they would be happy to recommend our school.

Relocation Agents

Relocation agents who settle expatriate families are an important source of enquiries.  We develop close relationships with these relocation agents through a variety of initiatives, such as hosting school visits, providing quality information on our schools and producing user-friendly materials they can share with their clients.

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

A parent’s perception of a school’s academic quality is frequently a key factor in school selection.  Based on research conducted by an independent education consultancy, we found that the main criteria parents use to assess academic quality are teacher quality and students’ work observed during a visit.  We therefore manage the visit to provide adequate time for parents to interact with the actual teachers who will educate their child and also ensure we showcase the excellent work produced by current pupils.

Each of our schools has a dedicated admissions and marketing team who work closely with our principals during the student recruitment process in order to maximize the conversion of enquiries and visits to enrollments.  Our marketing and admissions teams typically have prior education industry experience and are chosen through a highly selective hiring process.  In order to ensure that we achieve high conversion rates, we use a highly personalized approach to engaging prospective parents that is designed to respond to their child’s particular needs and interests.

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

Visibility

In addition to high levels of visibility in relation to the financial performance for the current fiscal year, we are able to forecast enrollments for the following fiscal year with a certain degree of confidence.  Our students stay in our schools for an average of 3.6 years.  By analyzing inquiries and visits, we can gauge likely enrollment trends for each school.  This visibility is an important tool in our budgetary process, most notably for the recruitment of additional teachers and planning capacity.

Our Teaching, Administrative, Regional and Central Support Staff

As of August 31, 2015, we had 7,131 full-time equivalent employees.  Our schools had 6,988 full-time equivalent employees, of whom 4,967 were teaching staff, 1,953 were school administration and management and 68 were regional support.  Our learning services business had 49 full-time equivalent employees.  In addition, we had 94 Group Central Support staff.  The table below shows our full-time equivalent employees by category of activity as of August 31, 2013, 2014 and 2015:

	Full-time equivalent employees
	2013	2014	2015
Teachers and Teacher Support	2,319	2,752	4,967
School Support	839	944	1,953
Regional Support	31	34	68
Learning Services	304	127	49
Group Central Support (Globally)	55	78	94
Total	3,548	3,935	7,131

The table below shows our full-time equivalent employees by geographic location as of August 31, 2013, 2014 and 2015:

	Full-time equivalent employees
	2013	2014	2015
China	1,033	1,173	1,258
Europe	1,032	1,094	1,422
ME/SEA	1,026	1,231	2,665
North America	457	437	1,786
Total	3,548	3,935	7,131

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

In addition to the above projects, we have also launched an initiative to attract more female leaders to the organization and held our first female leaders in education conference in September 2014: “Your Place at the Table: Growing Female Leaders in Global Education.”

Our OTOS recruitment campaign focuses on an “all-School” recruitment event in London where our 31 schools gathered to attract the very best teaching Talent in the UK. By the end of January 2015, this campaign attracted 9,688 applications for 284 job advertisements for our schools. This type of event, where candidates are booked for specific interviews, not following a recruitment fair philosophy, is the only one of its kind on this scale. Our annual recruitment campaign extends past the recruitment event in January to take into account growth and the need to attract internationally-based teachers.

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

This program is vital to ensure that we attract and retain the best possible academic faculty.  Nord Anglia University offers the following:

•                  Talent Framework:  In January 2014, we agreed an organization-wide Talent Framework, which was rolled out throughout our 2014/15 academic year.  This includes a structured process of talent review boards at both a regional and group levels. As part of the Talent Framework, we have developed a set of core leadership capabilities called “The Core 7,” against which all employees can compare themselves and identify gaps that can help guide their development. All our existing leadership programs have these leadership capabilities embedded into their learning outcomes from January 2015 and allow us to become even more aligned as a group with the strategy and growth of the organization. The Talent Framework was rolled out in March and April 2015 with the Regional and Group Talent Review Boards taking place during April and May 2015. The results of these review boards provide valuable developmental data that can be fed into our group-wide leadership programs and also provide a robust and layered succession plan to enable us to continue to “Grow Our Own” as we grow as an organization.

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

•                  Senior Leadership Program:  An online and face-to-face experience, including two residential and an in-school action research project, to develop all of our heads of primary and secondary and our vice-principals.  This program has specifically been developed to enable career progression and development to more senior posts (for example principal roles or senior roles in larger schools) as well as providing a firm foundation for all of our senior leaders to be successful in their current roles.

•                  Middle Leadership Program:  An online and face-to-face program to develop current high-performing middle leaders, such as academic department heads, for future senior leadership posts either in their existing school or in other schools in the group.  Like the senior and executive leadership programs, this 6-month experience offers residential, online study, coaching and the opportunity to complete an in-school action based research project.

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

We are currently deploying a global infrastructure to allow the entire organization to collaborate and share information seamlessly and effectively. This new infrastructure includes a common e-mail platform, instant messaging, conference services as well as an intranet and file storage system using a hybrid model of cloud and in-house services and resources.

Furthermore, the deployment of a new Management Information System (MIS) for all our schools will provide a uniform system across the group for enquiry and admissions tracking, monitoring student academic progress, as well as invoice billing and management.  This new MIS solution will feed into a data warehouse for information extraction and reporting to analyze key business metrics and facilitate overall strategic decision-making.  The implementation of this system will enhance each individual student’s academic progress through tracking performance at a student and subject level.  The key benefits of this platform will include the ability to:

•                  maximize individual student performance;

•                  implement accountability at a student, teacher, year group, subject and overall school level;

•                  encourage parental involvement and ownership of students’ academic objectives; and

•                  maintain comprehensive benchmarking within and among schools.

In addition, we have implemented a suite of virtual learning applications based around Moodle 2.6, with Global Campus being a flagship product available to all of our schools.

Our infrastructure is managed and monitored by a team of technology professionals, who are both in-house and outsourced.

Intellectual Property

We have applied for or registered trademarks relating primarily to our logos and names, including “Nord Anglia,” “British Schools of America,” “British American School” and “Léman” in various jurisdictions. Apart from Singapore and Vietnam, in which we own the trademark “The British International School” and “British Vietnamese International School” (and school logo), respectively, we do not own the rights to the name “The British School,” “The British International School” or similar names in any jurisdiction in which we operate a school under these names, and any organization that meets certain accreditation requirements can use these names.

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

Under the Interim Regulations, the establishment of international schools requires approval from the MOE with prior verification by the MOE’s local counterpart at the provincial or municipal level. Our international schools in Beijing, Shanghai, Guangzhou and Chengdu have obtained such approval from the MOE. The approval authority has been delegated to MOE’s local counterpart at the provincial level pursuant to the Decision of the State Council on the Sixth Batch of Cancelled and Amended Administrative Examination and Approval Items issued by the State Council of the PRC on September 23, 2012.

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

The Tentative Administrative Measures on the Registration of Civil Non-enterprise Entities issued by the State Council on October 25, 1998 require all civil non-enterprise entities to register with the local civil affairs authorities. It is commonly understood that international schools are civil non-enterprise entities as defined under these measures and, under these regulations, our schools in Shanghai, Beijing, Guangzhou and Chengdu could be required to register with the Shanghai Civil Affairs Bureau, the Beijing Civil Affairs Bureau, the Guangzhou Civil Affairs Bureau and the Sichuan Provincial Department of Civil Affairs, respectively. See “Item 3. Key Information —D. Risk Factors—Risks Related to the Jurisdictions in which We Operate—Our schools in Guangzhou, Shanghai and Chengdu have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations.”

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

Spanish privately-owned foreign schools, as is International College Spain, S.A.U., are regulated under the Royal Decree 806/1993 (Real Decreto 806/1993, de 28 de mayo, por el que se regula el régimen de los centros docentes extranjeros en España , hereinafter, the “Royal Decree”).

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

We entered into a definitive agreement to acquire the 49% equity interest in BISAD owned by our parent in September 2012 and completed the acquisition in February 2014. In accordance with the provisions of the UAE Federal Commercial Companies Law No. 8 of 1984 (the “Law”), the shares of a UAE partner in a limited liability company (“LLC”) should not be less than 51% at all times. Although the Law provides that the capital of an LLC should be divided into equal shares and further confirms that the profits and losses shall be equally divided amongst the shares, it qualifies this general provision by stating “unless otherwise stipulated in the memorandum of association.” It has been a widely accepted practice to provide in the memorandum of the LLC that the profits and losses of an LLC will be shared in a ratio different to that of the shareholder’s stake.

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

Dubai, United Arab Emirates

The Knowledge and Human Development Authority in Dubai (“KHDA”) is tasked with planning, providing for and developing the requirements for knowledge and human development, including the licensing and regulation of educational institutions in Dubai.  The Dubai Schools Inspection Bureau (“DSIB”) is responsible for the monitoring of educational institutions in Dubai and the School Agency at the KHDA (“School Agency”) is responsible for the development of the school sector specifically. The relationship between KHDA and each of the DSIB and the School Agency, broadly and as it pertains the regulation of schools like Nord Anglia International School Dubai, is governed by working agreements that align the strategic objectives of the KHDA with each entity, create a framework for cooperation and outline the powers and duties of each party.

As a school licensed by the KHDA, Nord Anglia International School Dubai is required to comply with the KHDA issued order No. (1) of 2007 Concerning the Special Conditions for licensing Schools, Free Zone Schools and Foreign Community Educational Institutions in the Emirate of Dubai (the “Order”), such compliance being imposed, monitored and assessed on an ongoing basis by the KHDA, the DSIB and the School Agency.

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

As a school that follows an international curriculum, Nord Anglia International School Dubai is required by the Order to commit to seeking membership of internationally recognized accreditation agencies approved by the KHDA.  This requirement must be completed during the third year of operation and the school is working with KHDA to agree an accrediting agency.

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

Vietnam

Regulations on foreign-invested schools

Foreign investment in education services in Vietnam is governed mainly by the Law on Education 2005 (as amended in 2009 and 2014) and its implementing regulations (in particular Decree No. 73/2012/ND-CP of Vietnam’s Government dated 26 September 2012 (“Decree 73”) and Circular 34/2014/TT-BGDDT of Vietnam’s Ministry of Eduation and Training dated 15 October 2014.

A foreign-invested educational institution may invest in most forms of education under the laws of Vietnam, including kindergartens for foreign children using foreign curricula and general education institutions (i.e., primary schools, secondary schools, high schools and mixed general education institutions) for foreign students and Vietnamese students using foreign curricula. Our schools in Vietnam are kindergartens and general educational institutions that satisfy these standards.

Under Decree 73, a foreign-invested educational institution must obtain (i) an investment certificate from a People’s Committee at provincial level, (ii) a decision approving the establishment of the institution issued by a People’s Committee at the provincial or district level depending on the level of the educational institution and (iii) a license to conduct educational activities issued by a department/division of education and training at the provincial or district level where applicable.  Our schools in Vietnam have satisfied these conditions.

A foreign-invested education entity in Vietnam is generally required to satisfy various operational conditions, including with respect to: (i) nationality of children/students to be enrolled by the shool, (ii) investment capital, (iii) facilities, equipment and infrastructure, (iv) teaching staff and student quota per class and (v) education program, qualifications and certificates. In particular, foreign-invested educational institutions must register their diplomas with Vietnam’s Ministry of Education and Training.  Our schools in Vietnam have satisfied these conditions.

Foreign exchange control and remittance of profits abroad

The transfer of funds from Vietnam overseas is subject to the regulations under Vietnam’s Ordinance on Foreign Exchange Control and guidelines of the State Bank of Vietnam.

Profits generating from our schools in Vietnam may only be remitted overseas on an annual basis, provided that:

•                  all tax obligations in Vietnam have been fulfilled; and

•                  the audited financial statements and the relevant annual finalization corporate income tax return have been submitted to the tax authorities.

Furthermore, remittance is not permitted in case of accumulated losses (of previous years) which have not been fully off-set.

Remittance of profit generated from direct investments may be conducted freely without any further approval from the State Bank of Vietnam provided that the remitting entity submits the required supporting documents justifying the underlying transaction such as a certified copy of the investment registration certificate of the company, internal corporate resolutions of the company on the distribution of dividends and remittance of profits and notification to the tax authorities of the dividends distributed and to be remitted.

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

C.                                                                      Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

The following table sets forth information about our significant subsidiaries as of the date of this annual report.

Name of Company	Equity Interest	Place of Incorporation
B I S Ltd.	100%	British Virgin Islands
British American School of Charlotte, L.L.C.	100%	Delaware, USA
British International School Bratislava s.r.o.	100%	Slovakia
British International School Foundation	100%	Hungary
British International School LLC(1)	49%	Abu Dhabi, UAE
British School of Beijing	100%	China
British School of Boston, L.L.C.	100%	Delaware, USA
British School of Chicago, L.L.C.	100%	Delaware, USA
British School of Guangzhou	100%	China
British School of Houston, L.P.	100%	Texas, USA
British School of Washington, L.L.C.	100%	Delaware, USA
British Schools of America, LLC	100%	Delaware, USA
British Schools of Texas, L.L.C.	100%	Delaware, USA
Collège Alpin Beau-Soleil SA	100%	Switzerland
Collège Champittet SA	100%	Switzerland
Collège du Léman Sàrl	100%	Switzerland
Dover Court International School (Pte.) Ltd.	100%	Singapore
Education Overseas Qatar L.L.C.(1)	49%	Qatar
English International School Prague, s.r.o.	100%	Czech Republic
Instituto de Desarrollo Educacion y Aprendizaje, S.C.	100%	Mexico
International College Spain, S.A.U.	100%	Spain
La Côte International School SA	100%	Switzerland
NA Schools Limited	100%	UK
NAE HK Holdings Limited	100%	Hong Kong
NAE Hong Kong Limited	100%	Hong Kong
Nord Anglia Education (UK) Holdings plc	100%	UK
Nord Anglia Education Finance LLC	100%	Delaware, USA

Name of Company	Equity Interest	Place of Incorporation
Nord Anglia Education Limited	100%	UK
Nord Anglia International School L.L.C(1)	49%	Dubai, UAE
Nord Anglia International School, Hong Kong Limited	100%	Hong Kong
Nord Anglia School (Hong Kong) Limited	100%	Hong Kong
Nord International Schools Limited	100%	UK
North Broward Preparatory Schools, LLC	100%	Florida, USA
Northbridge International School (Cambodia) Limited	100%	Cambodia
Regent Pattaya Campus Management Co., Ltd.(2)	49%	Thailand
Saint Andrews International School Sukhumvit Campus Co., Ltd.(2)	49%	Thailand
The British International School Company Limited	90%	Vietnam
The British International School, Shanghai	100%	China
The British School Sp. z o.o.	100%	Poland
The Léman International School — Chengdu	100%	China
Thien Huong Education Joint Stock Company	81%	Vietnam
Thien Huong Investment Company Limited	90%	Vietnam
Viking Holdco, Inc.	100%	Delaware, USA
Viking Holding Company, LLC	100%	Delaware, USA
Village Real Estate LLC	100%	Texas, USA
WCL Academy of New York LLC	100%	Delaware, USA
WCL Holdco Limited	100%	UK

(1)                                 We exercise control of this company pursuant to its constitutional documents.

(2)                                 We are entitled to approximately 91% of the voting power pursuant to the company’s constitutional documents.

D.                                                                      Property, Plant and Equipment

Properties

Our headquarters are located at Level 12, St. George’s Building, 2 Ice House Street, Central in Hong Kong, where we lease 6,695 net square feet.  We continue to operate in two locations in the United Kingdom, one of which is for our learning services business. We lease most of our current school facilities under long-term leases.  The table below summarizes the main operating leases for each of our schools:

School	Termination Date*	Area +
China
The British School of Beijing, Sanlitun (Sanlitun, Beijing, China)	2017 /2023	8,032.37 m2
The British School of Beijing, Shunyi (Shunyi, Beijing, China)	2029	21,439.26 m2 (1)
Nord Anglia International School Shanghai, Pudong (Pudong, Shanghai, China)	2022	25,413.13 m2 (2)
The British International School Shanghai, Puxi (Puxi, Shanghai, China)	2025/2036	24,668.11 m2 (3)
The British School of Guangzhou (Guangzhou, China)	2017 / or upon 2 years notice by landlord	5,229 m2 / 29,187 m2 / 7,349 m2 / 7,538 m2
Léman International School (Chengdu, China)	2030	25,000 m2 (4)
Nord Anglia International School Hong Kong (Hong Kong, China)	2023	4,555 m2 (5)
Europe
Collège Beau-Soleil (Villars-sur-Ollon, Switzerland)	2035/2027	1,900 m2 (6) / 1,473.35 m2 (7)
Collège Champittet, Pully (Pully, Switzerland)	2026	48,971 m2
Collège Champittet, Nyon (Nyon, Switzerland)	2017	3,375.6 m2
La Côte International School (Aubonne, Switzerland)	2039	9,350 m2 (8)
Collège du Léman (Geneva, Switzerland)	2090/2090	6,675 m2 (9) / 65,503 m2 (9)
The English International School Prague (Prague, Czech Republic)	2032	27,328 m2
The British School Warsaw (Warsaw, Poland)	2035/auto-renew	7,900 m2 (10) / 1,048 m2 (11)

School	Termination Date*	Area +
The British International School Bratislava (Bratislava, Slovakia)	2016 / 2039	729 m2 / 20,124 m2
The British International Budapest (Budapest, Hungary)	2039/2039	12,280 m2 / 4,664 m2
International College Spain (Madrid, Spain)	2026	34,654 m2
ME/SEA
The British International School (Abu Dhabi, UAE)	2025	19,440 m2
Compass International School Doha, Gharaffa (Gharaffa, Doha, Qatar)	2020	9,427 m2
Compass International School Doha, Madinat Khalifa (Madinat Khalifa, Doha, Qatar)	2022	9,550 m2
Compass International School Doha, Rayyan (Al Rayyan, Doha, Qatar)	2024	5,650 m2
Nord Anglia International School, Al Khor (Al Khor, Doha, Qatar)	N/A	18,617 m2
Nord Anglia International School (Dubai, UAE)	2017	32,516.05 m2 (5)
Regents International School Pattaya (Pattaya, Thailand)	2037	81,560 m2
St Andrews International School Bangkok (Bangkok, Thailand)	2038	18,640 m2
Dover Court International School (Singapore)	2020/2017	16,369 m2 (5) / 27,136.70 m2 (12)
Northbridge International School Cambodia (Phnom Penh, Cambodia)	2039	69,491 m2 (13)
The British International School of Ho Chi Minh City (HCMC, Vietnam)	2039	18,721 m2 (9)
The British Vietnamese International School Ho Chi Minh City (HCMC, Vietnam)	2040	14,568 m2 (9)
The British International School Hanoi (Hanoi, Vietnam)	2042	40,876 m2 (9)
The British Vietnamese International School Hanoi (Hanoi, Vietnam)	2043	19,147 m2 (9)
North America
The British School of Washington (Washington, D.C., U.S.A)	2019	10,379 m2
The British International School of Boston. (Boston, Massachusetts, U.S.A)	2020/2020	4,323 m2 (14) /613 m2
The British International School of Houston (Houston, Texas, U.S.A)	N/A	59,422 m2
The British International School of Chicago, Lincoln Park (Chicago, Illinois, U.S.A)	2015/2017/2016/ 2040	176 m2 (4) / 354 m2 (4) / 218 m2 (4) / 7,702 m2 (4)
The British International School of Chicago, Southloop (Chicago, Illinois, U.S.A)	2035	9,476 m2 (4)
The British International School of Charlotte (Charlotte, North Carolina, U.S.A)	2021	5,041 m2 (15)
Nord Anglia International School New York (New York, New York, U.S.A)	2025	5,047 m2 (4)
The Village School (Houston, Texas, U.S.A)	N/A (16)	20,866 m2 (4)
North Broward Preparatory School (Coconut Creek, Florida, U.S.A)	N/A (16) / N/A (16)	16,520 m2 (4) / 3,847 m2 (4)
Windermere Preparatory School (Windermere, Florida, U.S.A)	2046	14,580 m2 (4)
Instituto San Roberto (Monterrey, Mexico)	2046 (17)	52,065 m2 (18)

*                                         More than one date indicates the termination date of multiple leases.

+                                         Unless otherwise indicated, the total area includes the area of the school building(s) and the size/area of the plot of land/grounds/playground/parking and etc. outside of the school building(s).

(1)                                 Area of the building(s) only; the area of land is 33,300 m2.

(2)                                 Area of the building(s) only; the area of land is 72,517 m2.

(3)                                 Area of the building(s) only; the area of land is 50,728 m2.

(4)                                 Area of the building(s) only.

(5)                                 Area of land with school building(s).

(6)                                 Area of the building(s) only; the area of land is 7,999 m2.

(7)                                 Area of the building(s) only; this is a shared building and we do not have our own land.

(8)                                 Area of the building(s) only; the area of land is 8,060 m2.

(9)                                 Area of the land plot only.

(10)                          Area of the building(s) only; the area of land is 16,938 m2.

(11)                          Area of the building(s) only; the area of land is 5,557 m2.

(12)                          Area of land for playfield only.

(13)                          Area includes two plots of land and existing and future buildings and structures thereon, including works under construction and future improvements.

(14)                          Area of the building(s) only; the area of land is 153,362 m2; the land is shared with the landlord.

(15)                          Area of the building(s) only; the area of land is 10.8 acres.

(16)                          The schools own the principal real estate on which their campuses are located.

(17)                          One of the campuses has a soccer field lease that expires in 2047.

(18)                          Area of the building(s) only; the area of the land is 110,302 m2.

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

A.                                                                      Operating Results

Overview

We believe we are the world’s leading global operator of premium international schools. We have over 34,300 full time equivalent students (“FTEs”), from kindergarten through the end of secondary school (“K-12”), at our 42 premium schools in China, Europe, ME/SEA and North America.  As of November 15, 2015, we had 34,314 FTEs and capacity of 48,998 seats, representing a utilization rate of 75%.

Recent Developments

On August 31, 2015, we opened the British International School of Chicago’s new 1,100 seat campus in the South Loop of Chicago. Located on South Wells Street, the South Loop campus serves students from preschool through high school, complementing the British International School of Chicago’s existing Lincoln Park campus, which has recently been refurbished for students from preschool through Grade 5.

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

	Year Ended August 31,
	2013	2014	2015
Full-time equivalent students (average for the period)(1)
China	4,075	4,827	5,228
Europe	3,838	4,514	4,624
ME/SEA	2,112	5,230	9,618
North America	254	2,742	2,816
Total	10,279	17,313	22,286
Capacity (average for the period)(2)
China	5,375	6,964	7,756
Europe	4,496	5,322	6,084
ME/SEA	2,909	5,961	13,758
North America	366	3,760	3,760
Total	13,146	22,007	31,358
Utilization (average for the period)(3)
China	76%	69%	67%
Europe	85%	85%	76%
ME/SEA	73%	88%	70%
North America	69%	73%	75%
Total	78%	79%	71%
Revenue per FTE (in $ thousands)(4)
China	33.8	34.3	35.0
Europe	30.2	30.1	28.8
ME/SEA	16.1	16.4	17.1
North America	31.1	25.1	29.3
Total	28.7	26.4	25.3

(1)                                 We calculate average FTEs for a period by dividing the sum of the number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)                                 We calculate average capacity for a period by dividing the total number of FTEs that can be accommodated based on existing classrooms at each academic calendar month divided by the number of months in such period.

(3)                                 We calculate utilization for a period as a percentage equal to the average FTEs for the period divided by average capacity for the period.

(4)                                 We calculate revenue per FTE for a period by dividing revenue from our schools for the period by the average FTEs for the period.

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

The number of same-school FTEs fluctuates throughout the academic year, as new students enroll or as current students depart.  Our average FTEs have grown from 8,180 in fiscal 2012 to 22,286 in fiscal 2015.  The increase resulted from growing enrollments at our schools and acquisitions of new schools.

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

We increased our average capacity from 13,146 places in fiscal 2013 to 31,358 places in fiscal 2015.  The increase resulted primarily from the acquisition of new premium schools in China, Switzerland, Spain, Thailand, the United States, Qatar, Singapore, Cambodia, Vietnam and Mexico and capacity expansion at our schools in all our regions.

Utilization.  We calculate utilization for a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

In fiscal 2013, 2014 and 2015 we had average utilization of 78%, 79% and 71%, respectively.  The reduction in utilization was primarily due to the schools we acquired in Vietnam with 44% utilization on acquisition and the opening of our new schools in Dubai and Aubonne.

Revenue per Full-Time Equivalent Student.  We calculate revenue per FTE for a period by dividing the revenue from our schools for the period by the average FTEs for the period.  Revenue per FTE is impacted primarily by the tuition fees we charge at each of our premium schools and the revenue per FTE of new schools that we acquire relative to our other premium schools within those regions.

Revenue per FTE, and therefore our revenue, is directly impacted by our ability to increase tuition fees year on year at each of our premium schools.  A majority of our tuition fees are paid by expatriate employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate’s total compensation package.  We believe self-funding expatriates and affluent local families accept our price increases because of the importance they place on a quality education for their children.  As a result, we have been able to increase tuition fees at our premium schools at an average of approximately 4-5% per year over the last five years, which we believe to be in excess of the median rate of inflation in the markets where these schools are located.

Almost all of our tuition fees are charged in the local currencies of the countries where the schools are located.  Therefore, our revenue per FTE is subject to fluctuations in foreign exchange rates between these local currencies and our reported currency, the US dollar.  See “—Currency Translation.”

Acquisitions

In the three years ended August 31, 2015, we acquired 25 schools in Switzerland, China, Thailand, Singapore, Cambodia, the United States, Qatar, Spain, Vietnam and Mexico; we continue to assess a pipeline of acquisition opportunities and look for new acquisition opportunities.

The following table shows our acquisitions during the three fiscal years ended August 31, 2015:

Fiscal 2013
International College Spain	Spain	May 2013
Compass International School Doha, Gharaffa	Qatar	May 2013
Compass International School Doha, Madinat Khalifa	Qatar	May 2013
Compass International School Doha, Rayyan	Qatar	May 2013
Compass International School, Al Khor	Qatar	May 2013
The British School of Washington	United States	May 2013
The British International School of Boston	United States	May 2013
The British International School of Houston	United States	May 2013
The British International School of Chicago, Lincoln Park	United States	May 2013
The British International School of Charlotte	United States	May 2013
Nord Anglia International School New York	United States	May 2013
The British School of Guangzhou	China	July 2013(1)
St. Andrews International School Bangkok	Thailand	August 2013(1)

Fiscal 2014
Dover Court International School	Singapore	April 2014
Northbridge International School Cambodia	Cambodia	July 2014(1)

Fiscal 2015
The British International School, Ho Chi Minh City	Vietnam	January 2015
The British Vietnamese International School, Ho Chi Minh City	Vietnam	January 2015
The British International School, Hanoi	Vietnam	January 2015
The British Vietnamese International School Hanoi	Vietnam	January 2015
The Village School	United States	June 2015
North Broward Preparatory School	United States	June 2015
Windermere Preparatory School	United States	June 2015
Instituto San Roberto	Mexico	June 2015
Collège du Léman	Switzerland	June 2015
Léman International School	China	June 2015

(1)                                 Premium schools acquired during the summer months of July and August do not have a significant impact on the current fiscal year results as most school years commence on September 1, which is the first day of the following fiscal year, and revenue and direct teaching costs are not recognized during July and August in line with our accounting policies.

Increased Focus on Premium Schools

In fiscal 2012, we made a strategic decision to no longer bid on new learning services contracts and gradually phased out some of our existing contracts. As a result, our premium schools revenue, as a percentage of our total revenue, has grown significantly. In fiscal 2013, 2014 and 2015, revenue from our premium schools represented 84.7%, 91.2%, 96.2% and 97.6%, respectively, of our total revenue. In fiscal 2015, other revenue, which is predominantly revenue from learning services, accounted for 2.4% of our revenue and contributed 1.0% of our Adjusted EBITDA (before the allocation of central and regional costs). In the three years ended August 31, 2015, we acquired 25 schools in Switzerland, China, Thailand, the United States, Qatar, Spain, Singapore, Cambodia, Mexico and Vietnam and have expanded capacity at our schools in North America, China, ME/SEA and Europe. In September 2014 we opened new schools in Hong Kong and Dubai and in September 2015, we opened a new school in Chicago. We expect to further expand our network of premium schools and increase capacity at existing schools.

Macroeconomic Conditions

The results of our operations are indirectly affected by general economic conditions in each of the countries in which we operate, which may influence the demand for premium schools education and the tuition fees we are able to charge at our schools.  As a result of the importance parents place on education in the markets in which we operate and the relative resilience shown by expatriate flows during difficult economic conditions, we believe our revenue and profitability are resilient to fluctuations as a result of macro-economic conditions.  We have grown our business significantly since 2008 despite a challenging global economic climate.  Total enrollment in our schools has grown at a CAGR of 29% from the end of fiscal 2008 to the end of fiscal 2015, and we have raised our tuition fees by an average of approximately 4-5% per year over the last five years.

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

In fiscal 2013, the Chinese renminbi, the Polish zloty and Thai baht all strengthened against the US dollar while the British pound and the Swiss franc weakened against the dollar.  Overall, the impact of these movements positively influenced our results in that period.

In fiscal 2014, the Chinese renminbi, the Polish zloty, British pound, euro and Swiss franc all strengthened against the US dollar while the Thai baht weakened against the dollar.  Overall, the impact of these movements positively influenced our results in that period.

In fiscal 2015, the U.S. dollar strengthened against all our major trading currencies. Overall, the impact of these movements negatively influenced our results in that period.

Substantially all of our revenues and costs are denominated in the local currencies.  We recognize translational gains and losses primarily upon the conversion of our foreign currency denominated earnings into U.S. dollars through other comprehensive income.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Year Ended August 31,
	2013	2014	2015
	(in millions of dollars)
Revenue (segment)
Premium Schools
China	137.7	165.6	183.2
Europe	115.8	136.0	133.3
ME/SEA	33.9	86.0	164.1
North America	7.9	68.8	82.6
Total Premium Schools	295.3	456.4	563.2
Other	28.4	18.2	13.8
Total Revenue	323.7	474.6	577.0

Adjusted EBITDA (segment)
Premium Schools
China	66.8	78.4	84.9
Europe	22.7	26.0	17.1
ME/SEA	5.9	22.2	39.6
North America	0.3	23.2	22.6
Total Premium Schools	95.7	149.8	164.2
Other	6.6	4.0	1.5
Central and regional expenses	(22.8)	(26.4)	(32.0)
Adjusted EBITDA	79.5	127.4	133.7
Adjusted Net Income	(1.3)	22.8	43.5

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period. We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income

Set forth below is a reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure for the periods indicated:

	Year Ended August 31,
	2013	2014	2015
	(in millions of dollars, except per share data)
Revenue	323.7	474.6	577.0
Cost of Sales	(190.4)	(280.3)	(355.9)
Rent Premium Schools	31.5	44.4	56.3
Depreciation Premium Schools	11.3	21.4	33.9
Adjusted Cost of Sales	(147.6)	(214.5)	(265.7)
Adjusted Gross Profit	176.1	260.1	311.3

(Loss)/profit for the period	(23.3)	(90.4)	8.6
Income tax (credit)/expense	19.3	25.7	12.2
Net financing expense(1)	49.0	53.5	36.9
Exceptional items(2)	17.7	100.2	18.8
Other losses(3)	—	—	3.0
Amortization	5.7	10.4	13.9
Depreciation	0.4	2.0	0.7
Depreciation in Cost of Sales	11.3	21.4	33.9
EBITDA	80.1	122.8	128.0
(Gain)/loss on disposal of property, plant and equipment(4)	0.1	0.1	0.3
FX (gain)/loss(5)	(4.0)	(4.0)	(3.9)
Share based payments(6)	0.1	3.1	2.8
Management fees — sponsor(7)	3.3	1.2	—
Greenfield pre-opening costs(8)	—	4.1	4.0
Rollout of Juilliard program(9)	—	—	0.7
China expat taxes(10)	—	—	1.1
Other	(0.1)	0.1	0.7
Adjusted EBITDA	79.5	127.4	133.7

Depreciation	(11.7)	(23.4)	(34.6)
Net Financing Expense(1)	(49.0)	(53.5)	(36.9)
Income Tax (Credit)/Expense	(19.3)	(25.7)	(12.2)
Tax Adjustments(11)	(0.8)	(2.0)	(5.3)
Non-controlling Interest	—	—	(1.2)
Adjusted Net (Loss)/Income	(1.3)	22.8	43.5

Adjusted (Loss)/Earnings per Ordinary Share (in dollars)(12)
Basic	(0.02)	0.27	0.44
Diluted	(0.02)	0.27	0.44

(1)                                 In March 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  In March 2015, we incurred $150 million of incremental loans under the facility to finance our acquisition of three schools in Vietnam and for general corporate purposes.  In June 2015, we incurred an additional $240 million of incremental loans under the facility and issued CHF 200 million in aggregate principal amount of 5.75% senior secured notes due 2022 to partially finance our acquisition of the Meritas Schools.

(2)                                 In fiscal 2013, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and transaction management fees paid to Baring Private Equity Asia or its affiliates associated with our notes issuances.  In fiscal 2014, exceptional expenses primarily related to the costs associated with our initial public offering and refinancing and expenses related to the acquisitions of schools, including associated transaction and integration costs.  In fiscal 2014, we incurred exceptional charges of $89.9 million related to the redemption of our outstanding notes, including the release of $12.9 million of prepaid costs.  In fiscal 2015, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and debt issuance costs in connection with the acquisitions that were not capitalized on the balance sheet.

(3)                                 Relates to the put/call option for the remaining 10% interest in The British International Schools Group (BIS Vietnam) we acquired on March 2, 2015.

(4)                                 In fiscal 2013, 2014 and 2015, includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts and the closure of associated offices in the UK.

(5)                                 Represents foreign currency translational losses/(gains) primarily associated with our inter-company balances and in fiscal 2015 includes a foreign currency translational gain associated with the translation of our CHF200 million 5.75% Senior Secured Notes due 2022.

(6)                                 Represents non-cash charges associated with equity investments in our company by members of management.

(7)                                 Represents management fees paid to Premier Education Holdings Ltd.

(8)                                 In fiscal 2014, includes the pre-opening costs associated with the opening of our schools in Hong Kong and Dubai in September 2014.  In fiscal 2015, includes the pre-opening costs associated with the opening of our second school in Chicago in September 2015.

(9)                                 Represents the costs associated with the initial roll-out of The Juilliard-Nord Anglia Performing Arts Program which commenced in ten schools in September 2015.

(10)                          Represents costs associated with expatriate taxes levied on teacher salaries relating to the period prior to the year-ended August 31, 2014.

(11)                          Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income based on the fiscal 2016 forecast tax rate of 28.5%.

(12)                          Calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the year ended August 31, 2013, the basic and diluted weighted average ordinary shares outstanding were 74.0 million.  For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million.  For the year ended August 31, 2015, the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million, respectively.

Principal Components of Our Results of Operations

Revenue

Revenue is recognized net of indirect taxes, returns, rebates and discounts.  Sales of services which have been invoiced but not yet recognized as revenue are included on the balance sheet as deferred income.

School fee income

School fee income comprises tuition fees and income from ancillary sources, including registration fees, examinations, school trips, bus transportation and lunch fees.  School fee income is generally payable in advance, on or before the first day of each term.  We generally recognize school fee income over the ten months of the school term from September to June.  Where we receive fees in advance of more than one term, the income is recognized over the months in the terms for which payment has been made.  At a majority of our schools, our terms and conditions require a full term’s notice of withdrawal for a refund of prepaid tuition.  The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds.

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

Cost of sales also include expenses in respect of our premium schools’ land and building operating leases and depreciation charges arising from tangible assets owned by premium schools.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation and associated expenses for our management, finance, human resources, marketing, education policy and administrative personnel at our corporate headquarters as well as regional teams in China, Europe, ME/SEA and North America. Selling, general and administrative expenses also include compensation and associated costs for our admissions and marketing personnel and other support staff in our schools and outside professional fees, legal fees, audit fees and fees for tax advisory, and other corporate expenses. Unrealized foreign exchange gains and losses due primarily to retranslation of currencies on our inter-company balances are also included in our selling, general and administrative expenses but are added back or deducted when calculating our Adjusted EBITDA, as are any gains or losses on the disposal of property, plant and equipment.

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

Critical Accounting Policies

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis.

Critical estimates and assumptions that are applied in the preparation of the consolidated financial statements include:

Goodwill allocation and impairment testing

Goodwill arising on consolidation represents the excess of the cost of acquisitions over our interest in the fair value of the identifiable assets and liabilities at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date.

Goodwill acquired in a business combination is allocated, at the date of acquisition, to the cash-generating unit (“CGU”) that benefitted from that business combination. We consider that a CGU is generally an individual school or contract. For the purposes of testing for impairment to goodwill annually, each CGU is tested individually. For the purpose of disclosure, CGUs are aggregated together to groupings with similar risk characteristics.

Goodwill is recognized as an asset. It is not subject to annual amortization, but is assessed for impairment at least annually or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the goodwill are calculated on a discounted cash flow basis by applying appropriate long-term growth rates and discount rates, based on historic trends adjusted for management’s estimates of future prospects, to the CGUs on an individual basis. Both the calculated recoverable value of goodwill and any impairment adjustment could vary significantly if different long-term growth rates and FTE numbers were applied.

Intangible assets

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if those assets are identifiable and their fair value can be measured reliably.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level and are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The initial identification of intangible assets requires considerable judgment in respect of the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital. The subsequent impairment reviews equally require continuing assessment of the above factors as well as continuous assessment of the assets’ lives. Gains and losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Fair value measurement

We measure financial instruments, such as derivatives, at fair values at each balance sheet date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where the fair values are disclosed are summarized in the following notes to our audited financial statements included elsewhere in this annual report:

• Disclosures for valuation methods, significant estimates and assumptions	Note 1, 2, 23
• Quantitative disclosures of fair value measurement hierarchy	Note 23
• Financial instruments (including those carried at amortized cost)	Note 23

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•                  In the principal market for the asset or liability; or

•                  In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by us.

The fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•                  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•                  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Pension obligations

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

We determine the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, we consider the interest rates of Exchange Fund Notes that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions.

Share based payments

We operate an equity settled share based compensation plan.

The fair value of the employee services received under share based payment plans is recognized as an expense in the income statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes and the Binomial method for long term incentive plans. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders’ equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

The application of both the Black Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including, the following; volatility, risk free interest rate, expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share based payment plans could vary if significantly different assumptions were applied to the valuation models.

Control and consolidation

Subsidiaries are fully consolidated from the date on which control is transferred to us. On 2 March 2015, we acquired a 90% interest in The British International Schools Group (Vietnam). In accordance with IFRS 10 — Consolidated Financial Statements, we gained control of BIS Vietnam from 1 January 2015 and incorporated the results from the same date. Financial and operating control was deemed to be gained from 1 January 2015, because we obtained power over the relevant activities of Vietnam (including the right to appoint key staff and set fees) and the rights to the risks and rewards of Vietnam. After certain administrative matters were concluded (which could have been waived by us), the acquisition was completed. The impact of early consolidation increased revenue by $10.7 million and EBITDA by $3.1 million.

Taxation

There are undistributed earnings of $48.5 million (2014 - $38.6 million, 2013 - $26.3 million) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized as the parent entity is able to control the timing of the distributions from the subsidiaries and it is not expected to distribute these profits in the foreseeable future.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. We have $58.0 million of tax losses carried forward, and other timing differences of $7.7 million. These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income elsewhere in our group of companies. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, we have determined that it cannot recognize deferred tax assets on the tax losses carried forward & on the other timing differences. If we were able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $65.7 million.

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for potential tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Our Results of Operations

The following table sets forth income statement data as a percentage of revenue indicated.

	Year Ended August 31,
	2013		2014		2015
	$ millions	% Revenue	$ millions	% Revenue	$ millions	% Revenue
Revenue	323.7	100.0%	474.6	100.0%	577.0	100.0%
Cost of sales	(190.4)	(58.8)%	(280.3)	(59.1)%	(355.9)	(61.7)%
Gross profit	133.3	41.2%	194.3	40.9%	221.1	38.3%
Selling, general and administrative expenses	(64.5)	(19.9)%	(92.9)	(19.6)%	(127.0)	(22.0)%
Depreciation	(0.4)	(0.1)%	(2.0)	(0.4)%	(0.7)	(0.1)%
Amortization	(5.7)	(1.8)%	(10.4)	(2.2)%	(13.9)	(2.4)%
Other losses	—	—	—	—	(3.0)	(0.5)%
Exceptional expenses	(17.7)	(5.5)%	(100.2)	(21.1)%	(18.8)	(3.3)%
Total expenses	(88.3)	(27.3)%	(205.5)	(43.3)%	(163.4)	(28.3)%
Operating profit/(loss)	45.0	13.9%	(11.2)	(2.4)%	57.7	10.0%
Finance income	2.3	0.7%	2.0	0.4%	2.8	0.5%
Finance expense	(51.3)	(15.8)%	(55.5)	(11.7)%	(39.7)	(6.9)%
Net finance expense	(49.0)	(15.1)%	(53.5)	(11.3)%	(36.9)	(6.4)%
(Loss)/profit before income tax	(4.0)	(1.2)%	(64.7)	(13.6)%	20.8	3.6%
Income tax expense	(19.3)	(6.0)%	(25.7)	(5.4)%	(12.2)	(2.1)%
(Loss)/profit for the year	(23.3)	(7.2)%	(90.4)	(19.0)%	8.6	1.5%
Adjusted EBITDA	79.5	24.6%	127.4	26.8%	133.7	23.2%
Adjusted Net Income	(1.3)	(0.4)%	22.8	4.8%	43.5	7.5%

Year ended August 31, 2015 compared to year ended August 31, 2014

Revenue

Revenue increased $102.4 million, or 21.6% (25.2% on a constant currency basis), from $474.6 million in fiscal 2014 to $577.0 million in fiscal 2015. This increase was due to increases in FTEs and tuition fees at our existing schools and the impact of the schools we acquired in Singapore and Cambodia in fiscal 2014 and in Vietnam, China, Mexico, Switzerland and the United States in fiscal 2015.

Revenue from our premium schools increased $106.8 million, or 23.4% (27.6% on a constant currency basis), from $456.4 million in fiscal 2014 to $563.2 million in fiscal 2015. This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Singapore and Cambodia in fiscal 2014 and Vietnam, China, Mexico, United States and Switzerland in fiscal 2015. $71.9 million of our premium schools revenue in fiscal 2015 was attributable to the schools we acquired in Singapore, Cambodia, Vietnam, China, Mexico, United States and Switzerland.

Other revenue decreased $4.4 million, or 24.0%, from $18.2 million in fiscal 2014 to $13.8 million in fiscal 2015. This decrease was primarily due to the end of a learning services contract in the UK.

Cost of Sales

Cost of sales increased by $75.6 million, or 27.0% (31.6% on a constant currency basis), from $280.3 million in fiscal 2014 to $355.9 million in fiscal 2015. The increase was primarily due to increased direct costs associated with the number of teachers added as a result of the schools we opened in Dubai and Hong Kong at the beginning of fiscal 2015 and the schools we acquired in Singapore, Cambodia, Vietnam, China, Mexico, United States and Switzerland. This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts, which resulted in a reduction in the number of consultants we employed.

Adjusted cost of sales increased $51.2 million, or 23.9%, from $214.5 million for fiscal 2014 to $265.7 million for fiscal 2015.

Gross Profit

Gross profit increased $26.8 million, or 13.8%, from $194.3 million for the fiscal 2014 to $221.1 million in fiscal 2015, resulting in a gross profit margin of 38.3% for fiscal 2015 compared to 40.9% for fiscal 2014. The reduction in margin was largely due to the adverse impact of the loss-making schools opened in Dubai and Aubonne, strong growth in the lower margin ME/SEA region and the acquisition of schools in Vietnam and from Meritas with a lower gross margin than our existing schools, partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Adjusted gross profit increased $51.2 million, or 19.9%, from $260.1 million for fiscal 2014 to $311.3 million for fiscal 2015, resulting in an adjusted gross profit margin of 54.0% for the fiscal 2015 compared to 54.8% for fiscal 2014.

Selling, General and Administrative Expenses

Selling, general and administrative (“SGA”) expenses increased $34.1 million, or 36.7% (43.9% on a constant currency basis), from $92.9 million for fiscal 2014 to $127.0 million for fiscal 2015. SGA expenses for both periods include charges for largely unrealized foreign exchange gains/losses, share-based payments and management fees. Adjusting for these items (see itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $88.3 million for fiscal 2014 compared to $121.9 million in fiscal 2015, an increase of 38.0%.  This was higher than the revenue increase due to the timing of the acquisition of six schools from Meritas which completed on June 25, 2015.  The results for fiscal year 2015 therefore includes two full months of SGA and very little revenue or gross margin contribution.

Depreciation & Amortization Expenses

Depreciation expense decreased $1.3 million, or 66.0%, from $2.0 million in fiscal 2014 to $0.7 million in fiscal 2015.  Total depreciation, including depreciation charged to Cost of Sales increased by $11.2 million from $23.4 million in fiscal 2014 to $34.6 million in fiscal 2015, largely reflecting the impact of the new greenfield schools opened in September 2014 and the impact of the acquisitions completed in fiscal 2014 and fiscal 2015.

Amortization expense on intangible assets increased $3.5 million, or 33.7%, from $10.4 million in fiscal 2014 to $13.9 million in fiscal 2015 due to the impact of the acquisitions mentioned above.

Other losses

In fiscal 2015, we incurred $3.0 million other losses relating to the put/call option for the remaining 10% interest in The British International Schools Group  (BIS Vietnam) we acquired on March 2, 2015.

Exceptional Expenses

Exceptional expenses decreased $81.4 million from $100.2 million in fiscal 2014 to $18.8 million in fiscal 2015. The charge of $100.2 million in fiscal 2014 reflects the impact of our IPO and refinancing completed in the third quarter, including charges of $89.9 million related to the redemption of our outstanding notes (including the release of $12.9 million of prepaid costs). We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to the Hong Kong and Shanghai Bank in January 2014.  The charge of $18.8 million in fiscal 2015 includes $17.7 million relating to the acquisition and integration related costs of the acquisitions completed during fiscal 2015.

Net Financing Expense

Net financing expense decreased by $16.6 million, or 31.0%, from $53.5 million for fiscal 2014 to $36.9 million for fiscal 2015, due to the reduced interest expense on the $515.0 million term loan facility following the completion of our IPO partially offset by the increased interest expense from the additional $150 million term loans incurred in connection with the Vietnam acquisition on March 3, 2015, and the additional $240 million term loans and CHF 200 million 5.75% senior notes incurred on June 25, 2015 in connection with the Meritas acquisition.  The $515.0 million term loan and proceeds from our initial public offering were used to redeem the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.

Income Tax Expense

Income tax expense decreased by $13.5 million, or 52.7%, from $25.7 million in fiscal 2014 to $12.2 million in fiscal 2015.  The decrease was primarily due to an increase in current tax expense of $0.4 million offset by a $13.9 million reduction in deferred tax expense from a charge of $3.7 million in fiscal 2014 compared to a credit of $10.2 million in fiscal 2015.

Profit for the Year

As a result of the foregoing, we made a profit in fiscal 2015 of $8.6 million compared to a loss of $90.4 million in fiscal 2014.

Adjusted EBITDA

Adjusted EBITDA increased by $6.3 million, or 5.0% (6.5% on a constant currency basis), from $127.4 million for fiscal 2014 to $133.7 million for fiscal 2015. Adjusted EBITDA in fiscal 2015 was negatively impacted from the timing of the acquisition of the six schools from Meritas and the inclusion of losses from our start-up schools in Aubonne and Dubai.  Excluding our loss making start-up schools which contributed revenue of $17.9 million, our Adjusted EBITDA in fiscal 2015 would have been $6.4 million higher at $140.1 million and our Adjusted EBITDA margin would have been 1.9% better at 25.1%.

Adjusted Net Income

Adjusted net income increased by $20.7 million, or 91.1%, from $22.8 million in fiscal 2014 to $43.5 million in fiscal 2015.  This improvement was primarily due to the increase in Adjusted EBITDA and a $16.6 million reduction in our net interest charge, partially offset by the timing of the Meritas acquisition which had a negative impact on operating profit.

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

Cost of Sales

Cost of sales increased $89.9 million, or 47.2% (45.1% on a constant currency basis), from $190.4 million in fiscal 2013 to $280.3 million in fiscal 2014. The increase was primarily due to increased direct costs associated with the number of teachers added as a result of the schools we acquired in Bangkok, Guangzhou, North America, Qatar, Spain, Singapore and Cambodia and the additional rent and depreciation with respect to those schools. This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts, which resulted in a reduction in the number of consultants we employed.

Adjusted cost of sales increased $66.8 million, or 45.3%, from $147.6 million in fiscal 2013 to $214.4 million in fiscal 2014.

Gross Profit

Gross profit increased $61.0 million, or 45.8%, from $133.3 million for the fiscal 2013 to $194.3 million in fiscal 2014, resulting in a gross profit margin of 41.2% for fiscal 2013 compared to 40.9% for fiscal 2014. The improvement in margin was largely due to the impact of tuition fee increases in excess of our cost inflation and increased enrollment within our existing schools.

Adjusted gross profit increased $84.1 million, or 47.7%, from $176.1 million in fiscal 2013 to $260.2 million in fiscal 2014, resulting in an adjusted gross profit margin of 54.4% in fiscal 2013 compared to 54.8% in fiscal 2014.

Selling, General and Administrative Expenses

SGA expenses increased $28.4 million, or 44.0%, from $64.5 million for fiscal 2013 to $92.9 million for fiscal 2014. SGA expenses for both periods include charges for largely unrealized foreign exchange gains/losses, share-based payments and management fees. Adjusting for these items (see itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $65.1 million for fiscal 2013 compared to $92.5 million in fiscal 2014, an increase of 42.1% and in line with the revenue increase of 46.6%.

Depreciation & Amortization Expenses

Depreciation expense increased $1.6 million, from $0.4 million in fiscal 2013 to $2.0 million in fiscal 2014 due to the impact of the acquisitions mentioned above.

Amortization expense on intangible assets increased $4.7 million, or 82.5%, from $5.7 million in fiscal 2013 compared to $10.4 million in fiscal 2014 due to the impact of the acquisitions mentioned above.

Exceptional Expenses

Exceptional expenses increased $82.5 million, or 466.1%, from $17.7 million in fiscal 2013 to $100.2 million in fiscal 2014. The charge of $100.2 million in fiscal 2014 reflects the impact of our IPO and refinancing completed in the third quarter, including charges of $89.9 million related to the redemption of our outstanding notes (including the release of $12.9 million of prepaid costs). We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to The Hong Kong and Shanghai Bank in January 2014.

Net Financing Expense

Net financing expense increased $4.5 million, or 9.2%, from $49.0 million for fiscal 2013 to $53.5 million for fiscal 2014, due to the additional interest expense from the $165.0 million 10.25% senior secured notes issued on July 3, 2013 to refinance the WCL Group acquisition plus the full period impact of the issuance of our $150.0 million 8.50%/9.50% PIK toggle notes on February 8, 2013, partially offset by the reduced interest expense on the $515.0 million term loan facility following the completion of our IPO. The $515.0 million term loan and proceeds from our initial public offering were used to redeem the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.

Income Tax Expense

Income tax expense increased $6.4 million, or 33.1%, from $19.3 million in fiscal 2013 compared to $25.7 million in fiscal 2014, the increase primarily being due to the impact of higher profits in China.

Loss for the Year

As a result of the foregoing, our loss for the year increased from $23.3 million in fiscal 2013 to $90.4 million in fiscal 2014.

Adjusted EBITDA

Adjusted EBITDA increased by $47.9 million, or 60.3% (59.0% on a constant currency basis), from $79.5 million for fiscal 2013 to $127.4 million for fiscal 2014.

Adjusted Net Income

Adjusted net income increased $24.1 million from a loss of $1.3 million in fiscal 2013 to a profit of $22.8 million in fiscal 2014.

B.                    Liquidity and Capital Resources

The following table sets forth certain information relating to our cash flows for fiscal 2013, 2014 and 2015:

	Year Ended August 31,
$ millions	2013	2014	2015
Net cash generated from/(used in) operating activities	12.3	(42.7)	86.6
Net cash used in investing activities	(262.4)	(87.3)	(709.0)
Net cash generated from financing activities	307.9	125.1	699.9
Cash and cash equivalents (end of period) (including overdrafts)	171.1	166.2	226.3
Cash and cash equivalents (end of period) (excluding overdrafts)	222.9	256.4	317.0

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

Net Cash generated from/(used in) Operating Activities

Net cash generated from operating activities was $86.6 million, in fiscal 2015, compared to net cash used in operating activities of $42.7 million in fiscal 2014. The increase was due to a cash inflow from changes in working capital of $35.1 million compared to $23.3 million in fiscal 2014, decreased interest paid of $31.2 million in fiscal 2015 compared to $73.4 million in fiscal 2014, lower tax paid of $19.9 million in fiscal 2015 compared to $25.2 million in fiscal 2014 and the payment of financing related costs and commitment fees of $29.3 million in fiscal 2015 compared to bond redemption expenses paid of $77.0 million in fiscal 2014.

Net cash used in operating activities was $42.7 million in fiscal 2014, primarily due to an operating profit before tax and non-cash expenses of $109.6 million and a cash inflow from working capital changes of $23.3 million, offset by tax paid of $25.2 million, interest paid of $73.4 million and the payment of $77.0 million in make-whole premium on redemption of our notes.  This represents a decrease of $63.6 million from the $12.3 million net cash generated from operating activities in fiscal 2013.  The main reasons for the decrease was an increase in interest paid of $27.6 million and the payment of $77.0 million in make-whole premium on redemption of our notes.

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

Net Cash used in Investing Activities

Net cash used in investing activities was $709.0 million in fiscal 2015, an increase of $621.7 million from $87.3 million in fiscal 2014. This was primarily due to the net cash used in the acquisition of four schools from BIS Vietnam ($105.6 million) and six schools from Meritas ($541.5 million) and capital expenditure of $62.3 million. Capital expenditure included the impact of the significant increase in the number of schools following our acquisitions in China, United States, Mexico, Switzerland, Vietnam and Cambodia as well as our new school in Chicago which opened in September 2015.

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

Net Cash generated from Financing Activities

Net cash from financing activities was $699.9 million in fiscal 2015. The inflow was primarily from the proceeds of the issuance of share capital ($126.2 million), the issuance of our 5.75% senior secured notes ($217.7 million) and the increase in our term loan facilities during fiscal 2015 ($390.0 million) offset by repayment of our revolving credit facility ($20.0 million) and repayments on our term loan facilities ($6.5 million).

Net cash from financing activities was $125.1 million in fiscal 2014. The inflow was primarily due to the IPO proceeds net of fees and expenses of $320.0 million and the draw-down of our new $515.0 million senior secured term loan in March 2014 offset by repayment of the notes of $640.0 million and the payment of $63.5 million to redeem preference shares and deferred shares on completion of the IPO.

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

Borrowings

The following table sets forth the carrying value of our outstanding long-term debt as of August 31, 2015.

August 31, 2015
(in millions of dollars)
Bank overdraft	90.7
Term Loan	872.8
Revolving Credit Facility	0.2
5.75% Senior Secured Notes	200.9
Total debt	1,164.6
Less current maturities	98.3
Long-term debt	1,066.3

On March 2, 2015, we incurred an incremental $150.0 million principal amount of term loan pursuant to an amendment of our senior secured credit facilities. $112.2 million of the amount borrowed was used to partially fund our acquisition of BIS Vietnam.

On June 25, 2015, we incurred incremental term loans of $240 million pursuant to an amendment and restatement of our senior secured credit facilities.  Term loans under our amended and restated senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin percentage of 4.00% per annum, with a step down to 3.75% per annum if total net leverage ratio is less than or equal to 4.5x.  Revolving loans bear interest at LIBOR plus a margin ranging from 2.75% to 3.75% (currently 3.75%) depending on our total net leverage ratio as set forth below:

Total Net Leverage Ratio	Applicable Margin
> 4.50:1.00	3.75%
< 4.50:1.00 > 3.50:1.00	3.50%
< 3.50:1.00 > 3.00:1.00	3.25%
< 3.00:1.00 > 2.50:1.00	3.00%
< 2.50:1.00	2.75%

On June 25, 2015, we issued CHF200 million in aggregate principal amount of 5.750% senior secured notes due 2022. The issuer of the notes and the borrower under the senior secured credit facilities is a U.S. domestic limited liability company wholly owned by us.  The notes and the borrowings under our senior secured credit facilities are guaranteed by us and certain of our subsidiaries and are secured by collateral primarily consisting of share pledges and security interests in assets of certain subsidiaries.  The collateral is shared between holders of the notes and lenders under our senior secured credit facilities on an equal and ratable basis.

At any time prior to July 15, 2018, we may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 105.750 % of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

At any time prior to July 15, 2018, we may, on any one or more occasions, at our option redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes, plus an applicable redemption premium and accrued and unpaid interest to the redemption date.

At any time on or after July 15, 2018 and prior to maturity, we may on any one or more occasions at our option redeem all or part of the notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest to the redemption date.

Year	Redemption Price
2018	102.875%
2019	101.438%
2020 and thereafter	100.000%

We may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes outstanding plus accrued and unpaid interest upon the occurrence of certain changes in applicable tax law.

For purposes of the indenture governing the notes, the below sets forth the calculations of our “Consolidated EBITDA” and “Consolidated Interest Expense” (each as defined in the indenture) for the four quarters ended August 31, 2015, after giving effect on a pro forma basis to acquisitions and related financings that occurred since May 1, 2014:

$ millions	Twelve Months Ended August 31, 2015

Adjusted EBITDA	133.7
Interest Income	2.8
Consolidated EBITDA	136.5
Full year impact of acquisitions and synergies(1)	75.1
Consolidated EBITDA (adjusted for the full year impact of acquisitions)	211.6
Consolidated Interest Expense (on a pro forma basis)(2)	67.4

(1)                                 Incorporates the full twelve-month period historical financial results of our schools in Vietnam and the Meritas Schools and estimated cost synergies in connection with the Meritas Schools acquisition.

(2)                                 Gives effect to incremental loans of $390 million under our senior secured credit facilities and our CHF200 million senior secured notes, which financed our acquisition of BIS Vietnam and the Meritas schools, as if they were incurred on September 1, 2014.

Our senior secured credit facilities and the indenture governing the notes contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

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

•      enter into transactions with our affiliates; and

•      incur liens.

In addition, the credit agreement requires us to maintain a pro forma net leverage ratio of not greater than 5.25:1.00 if the sum of our (i) revolving loans and (ii) letter of credit/bank guarantee usage in excess of $20.0 million exceeds 30% of our aggregate revolving commitments.

The credit agreement and indenture also contain customary events of default and the credit agreement contains customary affirmative covenants.

Capital Expenditures

Our capital expenditures were $23.9 million, $53.6 million and $62.3 million in fiscal 2013, 2014 and 2015 respectively. Our capital expenditures were primarily related to capacity expansion and maintenance. Our maintenance capital expenditures were $10.8 million, $14.0 million and $18.7 million in fiscal 2013, 2014 and 2015, respectively. We fund our capital expenditures primarily by cash generated from our operations, sale of shares, borrowings from commercial banks and the issuance of debt securities. We expect to fund future capital expenditures primarily by cash generated from operating and financing activities.

C.                                                                 Research and Development, Patents and Licenses, Etc.

We do not conduct research and development activities.

D.                                                                 Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since August 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                                                  Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. We are sometimes required to provide bid or performance bank guarantees on certain of our learning service contracts. These bank guarantees provide legal evidence of our liability to our client or financial institution acting on their behalf, so that if we should default, the third party can require payment directly from the bank and we would be liable for the debt. As of August 31, 2015, we had $10.6 million in such guarantees.

F.                                                                   Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of August 31, 2015:

Contractual Obligations (in millions of dollars)	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years

Long-Term Debt Obligations	1,066.2	7.3	7.0	5.9	1,046.0
Operating Lease Obligations	1,118.2	68.0	123.4	123.4	803.4
Purchase Obligations(1)	25.4	25.4	—	—	—
Other Long-Term Liabilities(2)	79.1	11.0	20.9	0.7	46.5
Total	2,288.9	111.7	151.3	130.0	1,895.9

(1)                                 Purchase obligations represent committed purchases for services or goods that have not been received as at August 31, 2015, primarily fixed asset purchases at our schools in Warsaw, Madrid and Geneva.

(2)                                 Primarily relates to deferred consideration for Northbridge International School Cambodia and our four schools in Vietnam and finance leases.

Except as disclosed above and in Note 26 to our audited consolidated financial statements as of and for the year ended August 31, 2015 included elsewhere in this annual report, as of August 31, 2015, we did not have any material contingent liabilities or guarantees.

G.                                                                 Safe Harbor

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.                                           Directors, Senior Management and Employees

A.                                                                 Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Directors
Alan Kelsey	66	Chairman
Andrew Fitzmaurice	55	Chief Executive Officer and Director
Graeme Halder	52	Chief Financial Officer and Director
Jack Hennessy	46	Director
Kosmas Kalliarekos	50	Director
Carlos Watson	46	Director
Nicholas Baird	53	Director

Executive Officers
Philippe Lagger	47	Corporate Development Director
Nicola Duggan Redfern	46	Group Human Resources Director

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

Jack Hennessy has served as a member of our board of directors since August 2008.  Since January 2001, Mr. Hennessy has served as a managing director of Baring Private Equity Asia Pte. Ltd. and also serves as a member of the investment committee and portfolio management committee of Baring Private Equity Asia Group Limited.  Mr. Hennessy serves on the board of directors of various companies, including Courts Asia Limited and Hexaware Technologies Limited.  Mr. Hennessy graduated from Monash University in Australia with degrees in engineering and science and received an M.B.A. from INSEAD.

Kosmas Kalliarekos has served as a member of our board of directors since August 2008.  Since 2008, Mr. Kalliarekos has served as a managing director of Baring Private Equity Asia Limited and also serves as a member of the portfolio management committee of Baring Private Equity Asia Group Limited.  Prior to joining Baring Private Equity Asia Limited, Mr. Kalliarekos was a founding member, senior partner and member of the executive committee of The Parthenon Group LLC, a global consulting firm, where he founded and headed the Global Education Industry Center of Excellence.  Mr. Kalliarekos serves on the board of directors of various companies, including Hexaware Technologies Limited.  Mr. Kalliarekos graduated from The Wharton School of Business at the University of Pennsylvania and received an M.B.A. with high distinction from Harvard Business School.

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

Nicholas Baird has served as a member of our board of directors since April 2015. Mr. Baird has been Group Corporate Affairs Director of Centrica plc since March 2014. Before this, he had a long and varied career in Government. He was CEO of UK Trade and Investment, the UK government department that supports British exporters and foreign companies looking to invest in the UK, from June 2011 to December 2013. Previously, Mr. Baird was the Director General in the Foreign and Commonwealth Office leading its work on Europe, the Global Economy and Consular issues (2009-11) and the British Ambassador to Turkey (2006-2009). Mr. Baird speaks Arabic, French, German and Turkish.

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

Nicola Duggan Redfern has served Nord Anglia Education since January 30, 2012.  In her role as Group Human Resources Director, based in Hong Kong, Ms. Duggan Redfern is responsible for leading the development, implementation of our human resources strategies across the group.  Prior to joining us, Ms. Duggan Redfern worked for HSBC as the Regional Finance Head of Organization Development, working with a community of 2,500 across 22 countries in the Asia Pacific region, as well as the global lead on a number of “people change” projects for the group.  Prior to that Ms. Duggan Redfern was the Human Resources Director of a creative arts tertiary institute in Singapore, the ASEAN recruitment lead for IBM, Singapore, and held numerous HR-related roles with Flight Centre in their head office in Brisbane, Australia.  Ms. Duggan Redfern graduated with a BSc (Hons) degree in Psychology from the University of Stirling, Scotland.

The business address for each of our executive officers and directors is Level 12, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

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

B.                                                                      Compensation

For the fiscal year ended August 31, 2015, we paid an aggregate of approximately $6.7 million in cash to our directors and executive officers. Total compensation for our directors and executive officers was $8.2 million.  The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the year ended August 31, 2015 was $0.0 million.

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

Our directors and shareholders have authorized our 2014 Equity Incentive Award Plan, which provides for the issuance of up to 9,800,000 of our ordinary shares, of which 6,967,194 shares remain available for issuance as of December 24, 2015.  The following table summarizes the awards that we granted to our directors and executive officers during the fiscal year ended August 31, 2015:

	Number of Shares Covered by Award	Aggregate Purchase Price	Exercise Price	Expiration Date
Directors and Executive Officers
Restricted share units	9,856	N/A	N/A	N/A
Options	224,100	N/A	$19.57	January 8, 2025

The following table summarizes the outstanding awards as of December 24, 2015 that we granted to our directors and executive officers and other individuals as a group:

	Number of Shares Covered by Award	Aggregate Purchase Price	Exercise Price	Expiration Date
Directors and Executive Officers
Restricted share units	8,162	N/A	N/A	N/A

Restricted shares	9,234	$5,000	N/A	N/A
	9,291	$92.91	N/A	N/A

Options	197,800	N/A	$18.00	May 30, 2024
	224,100	N/A	$19.57	January 8, 2025
	349,300	N/A	$20.87	September 23, 2025
	50,300	N/A	$19.60	October 29, 2025

Performance Share Units	715,405	N/A	N/A	N/A

All other Plan Participants as a Group
Options	169,100	N/A	$18.00	May 30, 2024
	23,100	N/A	$19.58	July 14, 2024
	247,100	N/A	$19.57	January 8, 2025
	361,200	N/A	$20.87	September 23, 2015
	12,600	N/A	$19.60	October 29, 2025

Performance Share Units	424,695	N/A	N/A	N/A

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

C.                                                                 Board Practices

Board of Directors

Our board of directors consists of seven directors.  A director is not required to hold any shares in the company by way of qualification.  A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction.  The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party. No director is entitled to any severance benefits upon termination of his or her employment with our company.

Cayman Islands law does not require our directors to be independent.  We comply with the New York Stock Exchange requirement that our board comprises a majority of independent directors.

Our independent directors hold executive sessions, during which only the independent directors are present, at least once a year. Depending on the nature of the discussion at an executive session, any one of our independent directors may preside over the session.

Committees of the Board of Directors

We have established three committees under the board of directors:  the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees which can be found on the investor relations section of our website. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Carlos Watson, Alan Kelsey and Nicholas Baird, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the independence requirements of Rule 10A-3 under the Exchange Act.  Mr. Watson is the chair of our audit committee and qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.  The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding:  (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditor.  The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Alan Kelsey, Jack Hennessy, Carlos Watson and Kosmas Kalliarekos, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  Mr. Hennessy is the chair of our nominating and corporate governance committee.  The nominating and corporate governance committee is responsible for, among other things:

•                  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•                  reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

•                  identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

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

D.                                                                 Employees

See “Item 4. Information on the Company—B. Business Overview—Our Teaching, Administrative, Regional and Central Support Staff.”

E.                                                                  Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 24, 2015, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 24, 2015 including through the exercise of any option, warrant or other right or the conversion of any other security.  These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Andrew Fitzmaurice	2,009,755	1.9
Graeme Halder	*	*
Alan Kelsey	*	*
Jack Hennessy	—	—
Kosmas Kalliarekos	—	—
Carlos Watson	*	*
Nicholas Baird	—	—
Philippe Lagger	*	*
Nicola Duggan Redfern	*	*
All directors and executive officers as a group	2,764,010	2.7

Principal Shareholders:
Premier Education Holdings Ltd(1)	67,900,810	65.2
Baron Capital Group, Inc.(2)	5,619,459	5.4

*                                         Less than 1% of our total outstanding ordinary shares

(1)                                 The Baring Asia Private Equity Fund III (“Fund III”) and The Baring Asia Private Equity Fund IV (“Fund IV”) and certain affiliates hold approximately 96% of the shares in Premier Education Holdings. The general partner of Fund III is Baring Private Equity Asia GP III, L.P. (“Fund III GP”). The general partner of Fund III GP is Baring Private Equity Asia GP III Limited (“Fund III Limited”). The general partner of Fund IV and such affiliates is Baring Private Equity Asia GP IV, L.P. (“Fund IV GP”). The general partner of Fund IV GP is Baring Private Equity Asia GP IV Limited (“Fund IV Limited”). As the sole shareholder of Fund III Limited and Fund IV Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to our shares beneficially owned by Fund IV and its affiliates, but disclaims beneficial ownership of such shares. The address of Fund III GP, Fund IV GP, Fund III Limited, Fund IV Limited and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(2)                                 Held as to 5,546,119 shares by BAMCO INC. and 73,340 shares by Baron Capital Management, Inc., both of which are subsidiaries of Baron Capital Group, Inc. Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The business address of each of the foregoing is 767 Fifth Avenue, 49th Floor, New York, New York 10153. We have furnished the information about the beneficial ownership of these persons based on their joint Schedule 13-G filed with the SEC on February 17, 2015.

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders.  As of December 24, 2015, we had 31,839,051 ordinary shares held by two U.S. resident shareholders of record, representing approximately 30.6% of total voting power.

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

None.

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

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended August 31, 2015	26.83	14.55
Fiscal year ended August 31, 2014	20.87	17.44
Quarterly High and Low
Fiscal quarter ended November 30, 2015	21.83	18.67
Fiscal quarter ended August 31, 2015	26.29	20.54
Fiscal quarter ended May 31, 2015	26.83	21.01
Fiscal quarter ended February 28, 2015	21.41	16.35
Fiscal quarter ended November 30, 2014	19.12	14.55
Fiscal quarter ended August 31, 2014	20.87	17.52
Fiscal quarter ended May 31, 2014	19.65	17.44
Monthly High and Low
November 2015	21.23	18.67
October 2015	20.96	19.39
September 2015	21.83	19.49
August 2015	25.60	20.54
July 2015	25.34	24.02
June 2015	26.29	23.89

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for certain important matters specified in the Companies Law and our articles of association, including reducing the amount of our share capital, amending the memorandum or articles of association, and changing the corporate name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any unissued shares.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, a shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board.

If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 40 calendar days in any year.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we will provide our shareholders with annual audited financial statements.

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

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

On April 24, 2015, we entered into a definitive agreement to acquire six schools from Meritas, LLC, an operator of international schools based in Chicago, and certain affiliates (the “Meritas Schools”) for $575 million in cash, subject to certain adjustments. In connection with the acquisition of the Meritas Schools, we also agreed to acquire from Meritas, LLC and certain affiliates, for an additional $7.5 million, a convertible subordinated promissory note that is convertible into a 10% equity interest in Léman Manhattan Preparatory School (founded in 2005) in New York City upon the occurrence of certain events. Under the terms of this investment, we may acquire 100% of the school in the future subject to certain conditions being met. The transactions closed on June 25, 2015.

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

Certain United Kingdom Tax Considerations

Although we are incorporated in the Cayman Islands, we are resident for tax purposes in the United Kingdom. The following discussion of certain United Kingdom tax consequences of an investment in our ordinary shares is based upon current UK tax law and published HMRC practice as of the date of this prospectus supplement, all of which are subject to change. The following discussion does not deal with all possible United Kingdom tax consequences relating to an investment in our ordinary shares and investors should take their own professional advice in respect thereof.

The United Kingdom does not impose an obligation on a paying entity to withhold or deduct an amount for or on account of United Kingdom tax on a payment of a dividend.

Individuals and companies who are not resident for tax purposes in the United Kingdom and do not carry on a trade, profession or vocation in the United Kingdom, and who hold our ordinary shares as an investment and not for trading purposes will not generally be subject to United Kingdom capital gains tax or United Kingdom corporation tax in respect of chargeable gains on a disposal of their ordinary shares.

No United Kingdom stamp duty or stamp duty reserve tax should be payable in connection with a transfer of or an agreement to transfer our ordinary shares, provided that our ordinary shares are not and do not become paired with shares issued by a body corporate incorporated in the United Kingdom, no register for our ordinary shares is kept in the United Kingdom, and no instrument of transfer relating to our ordinary shares is executed within or brought into the United Kingdom.

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

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.  Our website address is www.nordangliaeducation.com.  The information contained on our website is not incorporated by reference in this document.

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

Through these means we believe that satisfactory distribution of these funds can be achieved. For further information relating to our foreign currency risk exposure please see note 23 of our audited consolidated financial statements for fiscal 2015.

Interest Rate Risk

Our interest rate risk arises from our existing long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. During fiscal 2015, fiscal 2014 and fiscal 2013, our borrowings at variable rates were denominated in U.S. dollars. For further information relating to our interest rate risk exposure please see note 23 of our audited consolidated financial statements for fiscal 2015.

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

PART II

Item 13.                               Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                               Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                               Controls and Procedures

Disclosure Controls and Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the principal executive officer and the principal financial officer.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation as of August 31, 2015, the principal executive officer and principal financial officer have concluded that the disclosure controls and procedures were not effective as of August 31, 2015 because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the principal executive officer and the principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our executive board of management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets and that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement to our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has identified the two material weaknesses described below:

•                  Limited experience of financial reporting and accounting personnel with appropriate knowledge of IFRS and SEC reporting requirements at the head office level to properly address complex IFRS accounting issues and to prepare and review consolidated financial statements and related disclosure to fulfill SEC financial reporting requirements.

•      We do not have in place a formally designed and/or documented framework for our internal control over financial reporting.  At the head office level, in conjunction with the lack of financially experienced staff, this impacts the head office’s ability to identify and mitigate the risk of material misstatements relating to new transactions, complex accounting issues and consolidation.  This includes entity level controls and the following components:

•      Control environment: lacks formalization and effective governance processes, including supervision and review over the preparation and reporting of financial statements.

•      Risk assessment: there are no process or formal enterprise risk management procedures and, coupled with the lack of an understanding of risks relevant to the financial reporting process, limits our ability to assess and manage risk and to identify processes and controls to mitigate those risks.

•      Control activities and their monitoring: lack formalized design and evidence of implementation of controls such as a formalized accounting manual and reviews. The head office operates an informal non-evidenced internal control over financial reporting framework.

•      Information and communication: The head office does not have appropriate segregation of duties and compensating controls to address related risks and lacks controls to identify or prevent human error and management override of controls.

Based on this assessment, our management has concluded that, as of August 31, 2015, we did not maintain an effective internal control over financial reporting.

We believe the material weaknesses are primarily due to our increased need for a formally designed and documented framework articulating our internal control over financial reporting and for greater technical accounting expertise as a result of our growth and significant acquisitions during fiscal 2015. We intend to address the material weaknesses through the following measures:

•              Recruiting additional senior financial accounting personnel with appropriate knowledge of IFRS and SEC reporting requirements.  This will help further strengthen and develop our plans to address our deficiencies.

•              Appointing external advisors to assist with improving our internal control over financial reporting.

•              Based on the two points described above, we will take the following list of actions, which is not exhaustive as we anticipate more actions will be identified:

•                  Developing and implementing a formalized accounting manual.

•                  Establishing formalized enterprise risk management procedures.

•                  Improving our IT systems to include the development and implementation of robust, standardized accounting systems and procedures at both school and group levels. The IT systems will address the need to create a more formal environment with the appropriate segregation of duties and controls to prevent human error.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm because we qualify as an emerging growth company and, as such, are exempt from such attestation.

Changes in Internal Control over Financial Reporting

Other than the remediation measures taken in response to the material weaknesses described above, there were no changes in our internal control over financial reporting during the year ended August 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                      Audit Committee Financial Expert

Our board of directors has determined that Carlos Watson, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.

Item 16B.                      Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers.  Our code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics, employee misconduct, conflicts of interest or other violations.  Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of form 20-F under the Exchange Act.

Our Code of Business Conduct and Ethics is available on our website at www.nordangliaeducation.com.

Item 16C.                      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our independent registered public accounting firm, for the periods indicated.

	Year Ended August 31,
	2014	2015
	($ in millions)
Audit fees(1)	0.4	0.6
Audit-related fees(2)	0.5	1.4
Tax fees(3)	—	0.3
All other fees(4)	4.2	1.6

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

Not applicable.

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

2.1	Indenture dated June 25, 2015 relating to the Registrant’s CHF200,000,000 5.750% Senior Secured Notes Due 2022

4.1

2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file No. 333-195020) filed with the Securities and Exchange Commission on April 3, 2014)

4.2

Amendment and Restatement Agreement dated January 13, 2014 related to an up to $40,000,000 Senior Revolving Facility Agreement dated March 21, 2012 (as amended on October 24, 2012) of Nord Anglia Education (UK) Holdings plc (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.3

Revolving Facility Agreement dated January 13, 2014 made between, among others, Nord Anglia Education (UK) Holdings plc, The Hongkong and Shanghai Banking Corporation Limited as mandated lead arranger and bookrunner, The Hongkong and Shanghai Banking Corporation Limited as agent and Citicorp International Limited as security agent (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.4

Credit and Guaranty Agreement dated as of March 31, 2014 of Nord Anglia Education Finance LLC (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F (file No. 001-36356) filed with the Securities and Exchange Commission on November 19, 2014)

4.5	Amended and Restated Credit and Guaranty Agreement dated as of June 25, 2015 of Nord Anglia Education Finance LLC

4.6

Intercreditor Agreement dated as of June 25, 2015 made between, among others, Nord Anglia Education, Inc., Nord Anglia Education Finance LLC and HSBC Bank USA, N.A., HSBC Bank PLC and Citicorp International Limited

4.7

Share Purchase Agreement, dated October 14, 2014, in relation to acquisition of 100% share capital of BIS Ltd. between Stellar View Limited as the Seller, the Seller Guarantors named therein, Nord Anglia Education Limited as the Purchaser Guarantor and NAE Hong Kong Limited as the Purchaser (incorporated by reference to Exhibit 2.1 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

4.8

Deed of Novation and Amendment, dated February 11, 2015, relating to Share Purchase Agreement dated October 14, 2014, between Stellar View Limited as the Seller, the Seller Guarantors named therein, Nord Anglia Education Limited as the Purchaser Guarantor, NAE Hong Kong Limited as the Transferor and NAE HK Holdings Limited as the Transferee (incorporated by reference to Exhibit 2.2 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

4.9

Transaction Agreement, dated as of April 24, 2015, by and among Nord Anglia Education, Inc., Viking Holdco, Inc., Viking Merger Subsidiary, LLC, NAE HK Holdings Limited, Meritas, LLC, Viking Holding Company, LLC, Sterling International Schools, Sterling International Schools C Corporation and the sellers listed on the schedule thereto (incorporated by reference to Exhibit 2.3 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

4.10

Letter Agreement, dated as of May 26, 2015, by and among Meritas, LLC, Viking Holding Company, LLC, Sterling International Schools C Corporation, Sterling International Schools, Meritas, LLC, as Sellers’ Representative, Nord Anglia Education, Inc., Viking Holdco, Inc., Viking Merger Subsidiary, LLC and NAE HK Holdings Limited (incorporated by reference to Exhibit 2.4 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

8.1	Subsidiaries of the Registrant

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, Hong Kong

15.2	Consent of PricewaterhouseCoopers LLP, UK

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nord Anglia Education, Inc.

	By:	/s/ Andrew Fitzmaurice
Name: Andrew Fitzmaurice
Title: Chief Executive Officer

Date: December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nord Anglia Education, Inc.

In our opinion, the accompanying consolidated balance sheets at 31 August, 2015 and 31 August, 2014 and the related consolidated statements of income, comprehensive loss, changes in equity and cash flow for each of the two years in the period ended 31 August 2015 present fairly, in all material respects, the financial position of Nord Anglia Education, Inc. at 31 August, 2015 and 31 August, 2014, and the results of their operations and their cash flows for each of the two years in the period ended 31 August, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We have also audited the adjustments to the 2013 financial statements to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited described in Note 2 and the adjustments to earnings per share to retroactively reflect as outstanding in all periods the shares held by Premier Education Holdings Limited, the parent, immediately prior to the initial public offering described in Note 28. In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the 2013 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2013 consolidated financial statements taken as a whole.

As discussed in Note 1 to the consolidated financial statements, the Company has changed the manner in which it accounts for rent and depreciation expenses for premium schools, and the manner in which it presents bank overdrafts in 2015.

/s/ PricewaterhouseCoopers

Hong Kong, 31 December 2015

PricewaterhouseCoopers,22/F Prince’s Building, Central Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nord Anglia Education, Inc.

In our opinion, the accompanying consolidated balance sheet as of September 1, 2013 and the related consolidated income statement, consolidated statement of comprehensive loss, of changes in equity and consolidated cash flow statement for the year ended August 31, 2013, before the effects of the adjustments to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited described in Note 2 and adjustments to earnings per share to retroactively reflect as outstanding in all periods the shares held by Premier Education Holdings Limited, the parent, immediately prior to the initial public offering described in Note 28, present fairly, in all material respects, the financial position of Nord Anglia Education, Inc. and its subsidiaries at  September 1, 2013, and the results of its operations and cash flows for the year ended August 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2013 financial statements before the effects of the adjustments discussed in Note 2 and Note 28 are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited described in Note 2 and adjustments to earnings per share to retroactively reflect as outstanding in all periods the shares held by Premier Education Holdings Limited, the parent, immediately prior to the initial public offering described in Note 28, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied. Those adjustments were audited by other auditors.

As discussed in Note 1 to the consolidated financial statements, the Company has changed the manner in which it accounts for rent and depreciation expenses for premium schools and the manner in which it presents bank overdrafts in 2015.

/s/PricewaterhouseCoopers LLP

East Midlands

United Kingdom

4 December 2013, except for the effects of the change in the manner in which the Company accounts for rent and depreciation expenses for premium schools as described in Note 1, as to which the date is 29 May 2015 and the manner in which it presents bank overdrafts, as described in Note 1, as to which the date is 31 December 2015.

Consolidated Income Statement

for the three years ended 31 August 2015

		2013	2014	2015
	Note	$m	$m	$m

Revenue	3	323.7	474.6	577.0
Cost of sales		(190.4)	(280.3)	(355.9)

Gross profit		133.3	194.3	221.1

Selling, general and administrative expenses		(64.5)	(92.9)	(127.0)
Depreciation		(0.4)	(2.0)	(0.7)
Amortization	12	(5.7)	(10.4)	(13.9)
Other losses	5	—	—	(3.0)
Exceptional expenses	4	(17.7)	(100.2)	(18.8)

Total expenses	6	(88.3)	(205.5)	(163.4)

Operating profit/(loss)		45.0	(11.2)	57.7

Finance income	9	2.3	2.0	2.8
Finance expense	9	(51.3)	(55.5)	(39.7)

Net financing expense		(49.0)	(53.5)	(36.9)

(Loss)/profit before tax		(4.0)	(64.7)	20.8
Income tax expense	10	(19.3)	(25.7)	(12.2)

(Loss)/profit for the year		(23.3)	(90.4)	8.6

Attributable to:
Owners of the parent		(23.3)	(90.4)	7.4
Non-controlling interest		—	—	1.2

(Loss)/earnings per share from continuing operations attributable to the owners of the parent during the year (expressed in $ per share):

Basic (loss)/earnings per share	28	(0.34)	(1.07)	0.07

Diluted (loss)/earnings per share	28	(0.34)	(1.07)	0.07

The notes on pages F-10 to F-98 form an integral part of these financial statements.

Consolidated Statement of Comprehensive Loss

for the three years ended 31 August 2015

		2013	2014	2015
	Note	$m	$m	$m

(Loss)/profit for the year		(23.3)	(90.4)	8.6

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension plans	20	7.7	(5.1)	(10.4)

Items that may be subsequently reclassified to profit or loss
Foreign exchange translation gains/(losses)		9.9	(10.9)	(52.6)

Other comprehensive income/(loss) for the year, net of income tax		17.6	(16.0)	(63.0)

Total comprehensive loss for the year		(5.7)	(106.4)	(54.4)

Attributable to:
Owners of the parent		(5.7)	(106.4)	(55.6)
Non-controlling interest		—	—	1.2

Total comprehensive loss for the year		(5.7)	(106.4)	(54.4)

The notes on pages F-10 to F-98 form an integral part of these financial statements.

Consolidated Balance Sheet

as at 1 September 2013, 31 August 2014 and 2015

		1 September 2013	2014	2015
	Note	$m	$m	$m
Non-current assets
Property, plant and equipment	11	98.2	140.1	449.7
Intangible assets	12	763.4	801.5	1,415.5
Investments in joint ventures and associates	13	0.5	0.5	0.5
Trade and other receivables	15	12.4	9.2	37.9
Deferred tax assets	14	21.2	20.9	70.4

		895.7	972.2	1,974.0
Current assets
Current tax assets		1.0	1.6	1.2
Trade and other receivables	15	83.2	94.8	131.1
Cash and cash equivalents (excluding bank overdrafts)	16	222.9	256.4	317.0

		307.1	352.8	449.3

Total assets		1,202.8	1,325.0	2,423.3

Current liabilities
Trade and other payables	19	(96.8)	(63.7)	(170.9)
Interest-bearing loans and borrowings	17	(82.4)	(113.4)	(98.3)
Finance lease liabilities	18	(0.0)	(0.0)	(3.7)
Deferred revenue		(267.2)	(324.0)	(518.8)
Provisions for other liabilities and charges	21	(3.6)	(0.5)	(0.0)
Current tax liabilities		(4.2)	(1.7)	(2.9)

		(454.2)	(503.3)	(794.6)
Non-current liabilities
Interest-bearing loans and borrowings	17	(630.4)	(499.2)	(1,066.3)
Derivative financial instruments		—	—	(3.0)
Finance lease liabilities	18	—	—	(44.6)
Other payables	19	(38.5)	(50.7)	(45.7)
Deferred revenue		—	(8.6)	(27.4)
Retirement benefit obligations	20	(22.2)	(25.8)	(46.6)
Provisions for other liabilities and charges	21	(2.2)	(1.2)	(1.7)
Deferred tax liabilities	14	(35.3)	(45.5)	(114.1)

		(728.6)	(631.0)	(1,349.4)

Total liabilities		(1,182.8)	(1,134.3)	(2,144.0)

Net assets		20.0	190.7	279.3

Equity attributable to equity holders of the parent
Share capital	22	67.5	1.0	1.0
Share premium	22	256.5	597.1	735.2
Other reserves		6.9	6.9	6.9
Currency translation reserve		9.8	(1.1)	(53.7)
Shareholder deficit		(320.7)	(413.2)	(414.0)

Shareholders’ funds		20.0	190.7	275.4
Non-controlling interest		—	—	3.9

		20.0	190.7	279.3

The notes on pages F-10 to F-98 form an integral part of these financial statements.

These financial statements set out on pages F-4 to F-98 were approved by the board of directors on 31 December 2015 and were signed on its behalf by:

A Fitzmaurice	G Halder
Director	Director
31 December 2015	31 December 2015
Company number: MC-264950

Consolidated Statement of Changes in Equity

for the three years ended 31 August 2015

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders’ deficit	Total parent equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 September 2012	67.5	255.2	6.9	(0.1)	(285.7)	43.8	—	43.8

Total comprehensive loss for the year
Loss for the year	—	—	—	—	(23.3)	(23.3)	—	(23.3)

Other comprehensive income for the year
Currency translation differences	—	—	—	9.9	—	9.9	—	9.9
Actuarial gains on defined benefit pension schemes	—	—	—	—	7.7	7.7	—	7.7

Total comprehensive loss for the year	—	—	—	9.9	(15.6)	(5.7)	—	(5.7)

Transactions with owners, recorded directly in equity
Issuance of preference shares	—	140.0	—	—	—	140.0	—	140.0
Preference shares repurchase	—	(138.7)	—	—	—	(138.7)	—	(138.7)
Equity-settled share based payment transactions	—	—	—	—	0.1	0.1	—	0.1
Payment to ultimate parent for common control business transfer	—	—	—	—	(19.5)	(19.5)	—	(19.5)
Equity dividends paid	—	—	—	—	0.0	0.0	—	0.0

Total contributions by and distributions to owners	—	1.3	—	—	(19.4)	(18.1)	—	(18.1)

Balance at 31 August 2013 and 1 September 2013	67.5	256.5	6.9	9.8	(320.7)	20.0	—	20.0
Total comprehensive loss for the year
Loss for the year	—	—	—	—	(90.4)	(90.4)	—	(90.4)

Other comprehensive income for the year
Currency translation differences	—	—	—	(10.9)	—	(10.9)	—	(10.9)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(5.1)	(5.1)	—	(5.1)

Total comprehensive loss for the year	—	—	—	(10.9)	(95.5)	(106.4)	—	(106.4)

Transactions with owners, recorded directly in equity
Proceeds from ordinary shares issued	1.0	348.6	—	—	—	349.6	—	349.6
Issue of preference shares	0.0	3.8	—	—	—	3.8	—	3.8
Contribution from parent	—	14.5	—	—	—	14.5	—	14.5
Transaction cost recognized directly in equity	—	(29.6)	—	—	—	(29.6)	—	(29.6)
Return of capital to pre IPO shareholders	(67.5)	4.0	—	—	—	(63.5)	—	(63.5)
Forgiveness of the loan	—	14.3	—	—	—	14.3	—	14.3
Distribution to parent	—	(15.0)	—	—	—	(15.0)	—	(15.0)
Equity-settled share based payment transactions	—	—	—	—	3.0	3.0	—	3.0
Equity dividends paid	—	—	—	—	0.0	0.0	—	0.0

Total contributions by and distributions to owners	(66.5)	340.6	—	—	3.0	277.1	—	277.1

Balance at 31 August 2014	1.0	597.1	6.9	(1.1)	(413.2)	190.7	—	190.7

The notes on pages F-10 to F-98 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity (continued)

for the three years ended 31 August 2015

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders’ deficit	Total parent equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 September 2014	1.0	597.1	6.9	(1.1)	(413.2)	190.7	—	190.7

Total comprehensive profit for the year
Profit for the year	—	—	—	—	7.4	7.4	1.2	8.6

Other comprehensive income for the year
Currency translation differences	—	—	—	(52.6)	—	(52.6)	0.0	(52.6)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(10.4)	(10.4)	—	(10.4)

Total comprehensive profit for the year	—	—	—	(52.6)	(3.0)	(55.6)	1.2	(54.4)

Transactions with owners, recorded directly in equity
Proceeds from ordinary shares issued	0.0	148.6	—	—	—	148.6	—	148.6
Transaction cost recognized directly in equity	—	(10.8)	—	—	—	(10.8)	—	(10.8)
Equity-settled share based payment transactions	—	—	—	—	2.3	2.3	—	2.3
Exercise of share options	—	0.3	—	—	—	0.3	—	0.3
Dividend Paid	—	—	—	—	(0.1)	(0.1)	—	(0.1)
Acquisition of Non-controlling interest	—	—	—	—	—	—	2.7	2.7

Total contributions by and distributions to owners	0.0	138.1	—	—	2.2	140.3	2.7	143.0

Balance at 31 August 2015	1.0	735.2	6.9	(53.7)	(414.0)	275.4	3.9	279.3

The notes on pages F-10 to F-98 form an integral part of these financial statements.

Consolidated Cash Flow Statement

for the three years ended 31 August 2015

		2013	2014	2015
	Note	$m	$m	$m
Cash flows from operating activities
(Loss)/profit for the year before taxation		(4.0)	(64.7)	20.8
Adjustments for:
Depreciation and amortization		17.4	33.8	48.5
Other losses		—	—	3.0
Refinancing fees		—	10.0	—
Payment of bond redemption expense and commitment fees		—	77.0	29.3
Bond issuance expense		3.4	—	—
Other non-cash item		—	(3.2)	(6.8)
Difference between pension contribution paid and amounts recognized in the Consolidated Income Statement		(0.6)	—	(2.9)
Loss on sale of property, plant and equipment and intangible assets		0.1	0.1	0.3
Net financial expense	9	49.0	53.5	36.9
Equity settled share-based payment expenses		0.1	3.1	2.8

		65.4	109.6	131.9
Increase in trade and other receivables		(2.4)	(8.4)	(27.1)
Increase in trade and other payables and deferred revenue		20.6	31.7	62.2

Cash generated from operations		83.6	132.9	167.0

Payment of bond redemption expense and commitment fees		—	(77.0)	(29.3)
Interest paid		(45.8)	(73.4)	(31.2)
Tax paid		(25.5)	(25.2)	(19.9)

Net cash generated from/(used in) operating activities		12.3	(42.7)	86.6

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		0.2	0.1	0.5
Purchase of intangible assets		(0.3)	(0.7)	(1.7)
Acquisition of subsidiary, net of cash acquired	2	(240.5)	(35.1)	(647.1)
Acquisition of property, plant and equipment		(23.9)	(53.6)	(62.3)
Interest received		2.1	2.0	1.6

Net cash used in investing activities		(262.4)	(87.3)	(709.0)

Cash flows from financing activities
Proceeds from the issue of share capital	22	140.0	323.8	126.2
Transaction cost on issue of shares		—	—	(7.3)
Proceeds from new loan		178.5	577.0	471.1
Proceeds from bond		—	—	217.7
Proceeds from issue of 10.25% Senior secured notes		180.0	—	—
Proceeds from issue of 8.50% Senior PIK toggle notes		150.0	—	—
Repayment of borrowings		(180.1)	(697.2)	(107.7)
Payment of borrowing expenses		(16.8)	—	—
Distribution to parent		(5.0)	(15.0)	—
Share capital redemption	22	(138.7)	(63.5)	—
Dividend paid		(0.0)	(0.0)	(0.1)

Net cash generated from financing activities		307.9	125.1	699.9

Net increase/(decrease) in cash and cash equivalents		57.8	(4.9)	77.5
Cash and cash equivalents at 1 September		108.5	171.1	166.2
Effect of exchange rate fluctuations on cash held		4.8	(0.0)	(17.4)

Cash and cash equivalents at 31 August (including overdrafts)		171.1	166.2	226.3
Bank overdrafts		51.8	90.2	90.7

Cash and cash equivalents at 31 August (excluding overdrafts)	16	222.9	256.4	317.0

The notes on pages F-10 to F-98 form an integral part of these financial statements

Notes to the financial statements for the year ended 31 August 2015

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

The main activities of the Company is an investment holding and its subsidiaries (together “the Group”) are operating Premium Schools worldwide.

Basis of preparation

The consolidated Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The Company has elected to prepare its parent Company financial statements in accordance with IFRS (see note 30). The consolidated Group financial statements and Company financial statements are presented in US Dollars, generally rounded to the nearest million. They are prepared on the historical cost basis, except for certain financial instruments and pension assets that have been measured at fair value.

The consolidated Group financial statements for the three years ended 31 August 2015 represent the consolidated financial statements of the Group.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars which is the Company’s functional and presentation currency.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Change in accounting policy

In preparing the financial statements for the current period, Nord Anglia Education changed its accounting policy for expenses in respect of Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools. These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of selling and administrative expenses and depreciation. The Directors consider this new policy to be more in line with market practice and will apply this policy to retrospective comparative periods. This change does not affect revenue, operating profit, profit for the period or earnings per share and does not affect the financial covenants under the Company’s senior secured term loan facility.

The reconciliation table for the changes in the classification of depreciation and amortization is as follows:

	Year ended 31 August 2013		Year ended 31 August 2014
	As previously reported $m	As revised $m	As previously reported $m	As revised $m
Cost of sales	(147.6)	(190.4)	(214.4)	(280.3)
Gross profit	176.1	133.3	260.2	194.3
Selling, general and administrative expenses	(96.0)	(64.5)	(137.4)	(92.9)
Depreciation	(11.7)	(0.4)	(23.4)	(2.0)
Operating (loss)/profit	45.0	45.0	(11.2)	(11.2)

The Cost of sales in the current year Consolidated Income Statement includes a charge of $33.9 million relating to depreciation on owned assets in Premium Schools and a charge of $55.0 million associated with rental charges on Premium Schools. These charges were previously recorded as part of Selling, general and administrative expenses and depreciation expenses.

Notes to the financial statements for the year ended 31 August 2015

1              Accounting policies (continued)

Prior year correction

Certain of the Group’s premium schools issue debentures to individuals and corporations. The primary benefit conferred by a debenture is that it provides the holder a priority in the allocation of school places.

The Directors reassessed the way they account for these school debentures. The school debentures reflect revenue received in advance that is to be amortised over the contractual period. These are now treated as deferred income (current and non-current). Previously, the school debentures were split and recognized as part of other reserves within Shareholders’ funds and other payables. The Directors consider this correction to be appropriate under IFRS and has applied this policy to retrospective comparative periods. This change does not affect revenue, operating profit, profit for the period, earnings per share and does not affect the financial covenants under the Company’s senior secured term loan facility. There were no debentures issued in 2013.

The reconciliation table for the changes in the classification to correct an error is as follows:

(i) Consolidated Balance Sheet

	As at 31 August 2014
	As previously reported $m	As corrected for error $m	As revised for IAS 32 amendment $m
Cash and cash equivalents	166.2	166.2	256.4
Total assets	1,234.8	1,234.8	1,325.0
Interest-bearing loans and borrowings - current	(23.2)	(23.2)	(113.4)
Other payables — non current	(55.9)	(50.7)	(50.7)
Deferred revenue — non current	—	(8.6)	(8.6)
Total non-current liabilities	(627.6)	(631.0)	(631.0)
Total liabilities	(1,040.7)	(1,044.1)	(1,134.3)
Net assets	194.1	190.7	190.7
Other reserves	10.3	6.9	6.9
Equity attributable to equity holders of the parent	194.1	190.7	190.7
Total equity	194.1	190.7	190.7

(ii) Consolidated Statement of Changes in Equity

	Year ended 31 August 2014
	As corrected for error	As revised	As corrected for error	As revised	As corrected	As
	Other reserves	Other reserves	Total parent equity	Total parent equity	for error Total equity	revised Total equity
	$m	$m	$m	$m	$m	$m
Total contributions by and distributions to owners	3.4	—	280.5	277.1	280.5	277.1
Balance at 31 August 2014	10.3	6.9	194.1	190.7	194.1	190.7

(iii) Consolidated Cash Flow Statement

	As at 31 August 2014
	As previously reported $m	As corrected for error $m
Cash generated from operations	124.3	132.9
Net cash generated from operating activities	(51.3)	(42.7)
Net cash generated from financing activities	133.7	125.1

The deferred income in the current year Consolidated balance sheet includes $3.4 million relating to the school debentures. These were previously recorded as part of other reserves within Shareholders’ funds.

Adoption of new and amended International Financial Reporting Standards

Amendment to IAS 32 Financial Instruments: Presentation, on offsetting financial assets and financial liabilities

This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment changed the way the Group presented its notional cash pooling arrangements. These were previously offset against cash and cash equivalents and are now grossed up and shown separately in borrowings. This change was applied retrospectively and further illustrated below as at 31 August 2014 and 1 September 2013. The notional cash pooling amount in the current year was $90.7 million.

Notes to the financial statements for the year ended 31 August 2015

1              Accounting policies (continued)

Adoption of new and amended International Financial Reporting Standards (continued)

	As at 1 September 2013		As at 31 August 2014
	As previously reported $m	As revised $m	As previously reported $m	As corrected for error $m	As revised for IAS 32 amendment $m
Cash and cash equivalents	171.1	222.9	166.2	166.2	256.4
Total assets	1,151.0	1,202.8	1,234.8	1,234.8	1,325.0
Interest-bearing loans and borrowings - current	(30.6)	(82.4)	(23.2)	(23.2)	(113.4)
Total Liabilities	(1,131.0)	(1,182.8)	(1,040.7)	(1,044.1)	(1,134.3)
Net asset	20.0	20.0	194.1	190.7	190.7

Amendment to IAS 36 Impairment of Assets, on the recoverable amount disclosures for non-financial assets

This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments clarify the accounting for defined benefit plans that require employees or third parties to contribute towards the cost of the benefits. Under the previous version of IAS 19, most entities deducted the contributions from the cost of the benefits earned in the year the contributions were paid. However, the treatment under the 2011 revised standard was not so clear. It could be quite complex to apply, as it requires an estimation of the future contributions receivable and an allocation over future service periods.

To provide relief, changes were made to IAS 19. These allow contributions that are linked to service, but that do not vary with the length of employee service (e.g. a fixed percentage of salary), to be deducted from the cost of benefits earned in the period that the service is provided. Therefore many entities will be able to (but not be required) continue accounting for employee contributions using their existing accounting policy.

Annual Improvements 2010-2012 and 2011-2013 Cycles

Annual Improvements 2010-2012 and Annual Improvements 2011-2013 are effective from periods commencing on or after 1 July 2014. The Annual Improvements process covers minor amendments to IFRS that the IASB consider non-urgent but necessary.

Basis of consolidation

The consolidated Group financial statements consist of the financial statements of the Group and the Group’s share of its interests in joint ventures and associates. The consolidated financial statements include the results and operations of certain subsidiaries where the Group has less than 1.50% interest in the share capital (see note 13). In situations where the Group has a less than 100% interest, the Group considers further factors such as voting rights and exposure to variable returns and the linkage between power and returns in order to determine whether or not it controls the subsidiary. Details of the Group’s assessment with regard to new schools acquired in the year are disclosed in note 2.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Profit or Loss, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Balance Sheet respectively.

•                  Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The acquisition method of accounting is used to account for business combinations by the Group.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1              Accounting policies (continued)

Basis of consolidation (continued)

•                  Subsidiaries (continued)

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

•                  Joint arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has a joint venturewhich is accounted for using the equity method after initially being recognized at cost in the Consolidated Balance Sheet.

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealized gains on transactions between the Group and its joint venture are eliminated to the extent of the Group’s interest in the entity.

Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to share of profit/(loss) of joint venture in the income statement.

•                  Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                 Accounting policies (continued)

Basis of consolidation (continued)

•                  Associates (continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of profit/(loss) of associates in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Dilution gains and losses arising in investments in associates are recognized in the income statement.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable in the ordinary course of the Group’s activities.

Sales of services which have been invoiced but not yet recognized as revenue are included on the Consolidated Balance Sheet as deferred income.

•                  School fee income

School fee income comprises tuition fees and income from ancillary sources including examinations, school trips, bus transportation and lunch fees.

School fee income is recognized over the school terms, Term one being late August / early September to December, Term two January to March and Term three April to June. School fees are payable in advance on or before the first day of each term and are recognized across the months of each term. Where fees are received in advance for more than one term, the income is recognized over the months in the terms for which payment has been made.

At a majority of the Group’s schools, our terms and conditions require a full term’s notice of withdrawal for a refund of prepaid tuition.

Expenses

•                  Cost of sales

Cost of sales consist principally of salary and benefits for school principals and teaching staff and lecturers employed in our Premium Schools and Learning Services businesses, plus the costs of teaching materials as well as expenses for the provision of school lunches, bus services and athletics programmes. Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools is also included in the cost of sales. For the Learning Services businesses the costs are recognized as incurred. For the Premium Schools business salary and benefits for school principals and teaching staff are recognized as incurred, being the 10 months over which teaching services are provided and as such they follow the same recognition period as the relevant fee income. This cost also includes the cost of independent consultants used in the delivery of Learning Service contracts, which can be a material cost under some of these contracts.

•                  Selling, general and administrative expenses

Selling, general and administrative expenses consist of several cost categories including salary and benefits for senior management team and other personnel engaged in finance, human resources, education policy and quality, legal compliance, information systems and infrastructure and other functions at our corporate headquarters. In addition, this category of expense encompasses salary and benefits for regional personnel supporting our operations in China, Europe, Middle East/South East Asia, North America and Others. Finally, this category also includes business travel costs, advertising and promotion expenses, conference costs, general liability insurance premiums, communication costs, bad debt expense, training costs and others.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                 Accounting policies (continued)

Foreign exchange

Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the reporting date. All differences are taken to the Consolidated Income Statement. The assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated into US Dollars at exchange rates prevailing at the date of the Consolidated Balance Sheet; profits and losses are translated at average exchange rates for the relevant accounting periods. Exchange differences arising are recognized in the Group Statement of Comprehensive Income and are included in the Group’s currency translation reserve. Such translation differences are recognized as income or expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Post-employment and similar obligations

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans and post-employment medical plans.

Pension obligations

The liability or asset recognized in the Consolidated Balance Sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of profit or loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the Consolidated Statement of Changes in Equity and Consolidated Balance Sheet.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other post-employment obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

Share based payments

The Group operates a share based compensation plan under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense over the vesting period. The total amount to be expensed is determined by reference to the fair value of the options granted and estimation of the number of options that expect to vest.

Fair value is calculated using the Black Scholes Option Pricing Model, the details of which are disclosed in Note 20.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1              Accounting policies (continued)

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

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognized in profit or loss as finance costs.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders’ equity, net of income tax effects.

Borrowings are removed from the Consolidated Balance Sheet when the obligation specified in the contract is discharged, cancelled or expires. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Taxation

The tax expense included in the Group Income Statement consists of current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the reporting date. Tax expense is recognized in the Consolidated Income Statement except to the extent that it relates to items recognized in the Consolidated Statement of Comprehensive Income or directly in the Consolidated Statement of Changes in Equity, in which case it is recognized in the Consolidated Statement of Comprehensive Income or directly in the Consolidated Statement of Changes in Equity, respectively.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Provisions are made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries when it is expected that this will be repatriated to the shareholder. Provisions are not made for wholly-owned subsidiaries when the intention is to retain retained earnings in the underlying entity for future investment.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax is charged or credited in the Consolidated Income Statement, except when it relates to items charged or credited directly to equity or other comprehensive income, in which case the deferred tax is also recognized in equity, or other comprehensive income, respectively.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are offset against each other when there is a legally enforceable right to set-off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

Dividends

Dividends are recorded in the financial statements in the period in which they are approved by the Group’s shareholders.

Business combinations and goodwill

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the

•                  fair values of the assets transferred

•                  liabilities incurred to the former owners of the acquired business

•                  equity interests issued by the Group

•                  fair value of any asset or liability resulting from a contingent consideration arrangement, and

•                  fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis. Non-controlling interests in the acquired entity that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured either at fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquired entity’s net identifiable assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

The excess of the

•                  consideration transferred,

•                  amount of any non-controlling interest in the acquired entity, and

•                  acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                 Accounting policies (continued)

Business combinations and goodwill (continued)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair values of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

At the acquisition date of a subsidiary, goodwill acquired is recognized as an asset and is allocated to each of the cash-generating units (“CGUs”) expected to benefit from the business combination’s synergies. Goodwill by CGU is allocated into the premium school level and is monitored and tested for impairment at this level by management. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Common control transactions

For the initial acquisition of a business from an entity under common control, the Group’s policy is to account for the business combination using IFRS 3 fair value accounting and to account for the acquired business from the date of acquisition. For businesses that are reacquired by the Group from an entity under common control (previously acquired, sold to an entity under common control and then reacquired), the Group’s policy is to retrospectively restate results using the Predecessor method of accounting, (i.e., the cost basis of the Baring Private Equity Asia Group) and removing the effect of the prior acquisition and previous disposal.  Where the Group disposes of a business to an entity under common control and the Group loses control, the Group’s policy is to apply IFRS 5 and IFRS 10 to recognize that disposal and the resulting gain or loss.

On 1 April 2013, the Group completed the transfer of British International School LLC from Premier Education Limited for $19.5 million. As this transaction involved the reacquisition of the company from a control party, the predecessor method of accounting has been applied in the presentation of the consolidated financial statements for the years ended 31 August 2014 and 31 August 2013. These statements present the results of the Group as if the British International School LLC had always been part of the Group. Accordingly, the assets and liabilities transferred to the Company have been recognized at the historical cost to the Baring Private Equity Asia Group. We have not disclosed further details of the impact of retrospectively restating the results using the predecessor method of accounting as the British International School LLC has not had a significant impact on operations in the periods presented.

Acquired intangible assets

Separately acquired intangible assets such as brands/trademarks, customer relationships, contracts and software are measured initially at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangibles with finite useful lives are carried at cost and are amortized on a straight line basis over their estimated useful lives as follows:

Customer relationships	6 to 15 years straight line
Brands	50 years or indefinite life
Contracts	Length of contract on a straight line basis
Curriculum products & Intellectual property	3 years straight line
Computer software	3 years straight line

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                 Accounting policies (continued)

Brand name

Legally protected or otherwise separable brand names acquired as part of a business combination are capitalized at fair value on acquisition. Management’s expectation is to retain brand names within the business for an indefinite life due to the nature and premium associated with the brand names that the Group has acquired and as such they are not amortized and are therefore subject to an annual impairment review. Brand names with finite useful lives are carried at cost and are amortized on a straight-line basis over their estimated useful livesof 50 years.

Assets held for sale

Non-current assets and associated liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than continuing use and a sale is highly probably. Assets designated as held for sale are held at the lower of carrying amount at designation and fair value less costs to sell.

Depreciation is not charged against property, plant and equipment classified as held for sale.

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

Freehold and long leasehold buildings	25 to 50 years straight line
Short leasehold land and buildings	The unexpired term of the lease on a straight line basis
Computer equipment	3 to 6 years straight line
Motor vehicles	4 to 5 years straight line
Fixtures and fittings	3 to 7 years straight line

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, over the term of the relevant lease.

Impairment of non-financial assets

Goodwill is initially allocated to a CGU and tested for impairment at this level. Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each CGU to which the goodwill relates. The recoverable amount is the higher of fair value less costs to sell and value in use. When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Any impairment is recognized immediately in the Consolidated Income Statement and is not subsequently reversed.

For all other non-financial assets (including intangible assets and property, plant and equipment) the Group performs impairment testing where there are indicators of impairment. If such an indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of the recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately as a credit to the Consolidated Income Statement.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                 Accounting policies (continued)

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received form the lessor) are charged to the Income Statement on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in Finance lease liabilities (current and non-current). The interest element of the finance cost is charged to the Income Statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Sale and leaseback transactions

When a sale and leaseback results in a finance lease, any gain on the sale is deferred and recognized as income over the lease term. Any loss on the sale is immediately recognized as an impairment loss when the sale occurs.

If the leaseback is classified as an operating lease, then any gain is recognized immediately if the sale and leaseback terms are demonstrably at fair value. Otherwise, the sale and leaseback are accounted for as follows:

•                  If the sale price is below fair value then the gain or loss is recognized immediately other than to the extent that a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortized over the period that the asset is expected to be used.

•                  If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the asset.

•                  If the fair value of the asset is less than the carrying amount of the asset at the date of the transaction, then that difference is recognized immediately as a loss on the sale.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the entity that owes the receivable, probability that the entity that owes the receivable will enter bankruptcy or financial reorganization and default or delinquency in payments (which is 60-75 days overdue depending on the nature of the invoice) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. When a receivable is uncollectible, it is written-off against the allowance account for receivables.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, term and call deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are classified as current liabilities.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Derivative financial instruments

Derivative financial instruments are recognized at fair value, generally being the cost at the date a contract is entered into and are subsequently re-measured at their fair value. Depending on the type of derivative financial instrument, fair value calculation techniques include, but are not limited to, quoted market value and present value of estimated future cash flows (of which the valuation of interest rate instruments is an example).

Derivative assets and liabilities are classified as non-current unless they mature within one year from the reporting date.

The Company has a US dollar functional currency and the Group adopts a US dollar presentational currency. The Group has significant and expanding international operations trading in non-US dollar currencies. Movements in global exchange rates can cause currency exposures to the Group’s consolidated US dollar financial results. Trade is conducted in local currencies and, where appropriate, borrowings are matched in that currency to mitigate the risk of exposure of the Group’s assets and liabilities to exchange rate movements.

The Group’s Premium Schools hold significant non-US dollar cash balances in overseas operations which arise from fee income and represent a combination of working capital and trading profits. These monies are held in operations in countries which include those where exchange control restrictions may prevent full repatriation of funds to the UK parent undertaking. The Group utilizes these funds through a combination of reinvestment in the expansion or improvement of overseas operations, or by repatriation to the UK through management contracts, including royalty agreements, management charges and dividends.  Through these means the directors believe that satisfactory distribution of these funds can be achieved.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Provisions

Provisions are recognized when:

•                  the Group has a present legal or constructive obligation as a result of past events;

•                  it is more likely than not that an outflow of resources will be required to settle the obligation; and

•                  the amount can be reliably estimated.

Provisions for onerous leases are recognized when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease. Provisions for dilapidation costs are recognized on a lease by lease basis.

Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Where the Group expects amounts to be received in relation to a provision, the reimbursement is recognized as a separate asset when its receipt is considered virtually certain.

Loss contingencies

The Group is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to the business, including those related to regulation, litigation, business transactions and employee-related matters and taxes. When a claim or potential claim is identified, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, a liability for the loss is recorded in the income statement. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the claim is disclosed if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. For matters where no loss contingency is recorded, legal fees are expensed as incurred.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Share capital

Share capital issued by the Group is recorded at the proceeds received, net of direct issue costs.

Ordinary shares are classified as equity.

Equity instruments

Financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions:

•                  they include no contractual obligations upon the Company (or Group as the case may be) to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company (or Group); and

•                  where the instrument will or may be settled in the company’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the company’s own equity instruments or is a derivative that will be settled by the company’s exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company’s own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Financial instruments

(i) Classification

The Group classifies its financial assets in the following categories:

Financial assets at fair value through profit or loss, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The group’s loans and receivables comprise ‘trade and other receivables’ and ‘cash and cash equivalents’ in the balance sheet.

(ii) Reclassification

The Group may choose to reclassify a non-derivative trading financial asset out of the held for trading category if the financial asset is no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables are permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held for trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and held-to-maturity categories are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Financial instruments (continued)

(iii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Going concern

The Group balance sheet as at 31 August 2015 shows that assets exceed liabilities by $279.3 million (2014 - $190.7 million).

The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement at the date of the approval of the financial statements that the Group has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2016 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2016 to assess the headroom available.

At 31 August 2015 the Group had available but undrawn borrowing facilities of $114.4 million and based on the projected operating cash flows the Directors’ do not believe that there will be a requirement to increase this facility in the foreseeable future. The Group continues to generate strong operating cash flows and benefits from favourable working capital movements through the receipt of tuition fees in advance of the school year. Although the current liabilities exceed current assets by $345.3 million (2014 - $150.5 million), the main reason for this is the receipt of tuition fees in advance of the school year generating deferred income of $501.8 million which is not considered to be a cash cost in the coming year due to the low historical redemption rates by students. In addition, the acquisitions of subsidiaries are timed such as to optimise the cash impact by taking into account the working capital cycle of the acquiree.

This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•                  the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares

•                  by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•                  the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•                  the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Critical accounting estimates and judgements

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

i.                 Goodwill allocation and impairment testing

Goodwill arising on consolidation represents the excess of the cost of acquisitions over the Group’s interest in the fair value of the identifiable assets and liabilities at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date.

Goodwill acquired in a business combination was allocated, at the date of acquisition, to the CGU that benefitted from that business combination. The directors consider that a CGU is generally an individual school or contract. For the purposes of testing for impairment to goodwill annually, each CGU is tested individually. For the purpose of disclosure, CGUs are aggregated together to groupings with similar risk characteristics.

Goodwill is recognized as an asset. It is not subject to annual amortization, but is assessed for impairment at least annually or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the goodwill are calculated on a discounted cash flow basis by applying appropriate long-term growth rates and discount rates, based on historic trends adjusted for management’s estimates of future prospects, to the CGUs on an individual basis. Both the calculated recoverable value of goodwill and any impairment adjustment could vary significantly if different long-term growth rates and FTE numbers were applied.

Additional information is disclosed in note 12.

ii.             Intangible assets

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if those assets are identifiable and their fair value can be measured reliably.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level and are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The initial identification of intangible assets requires considerable judgment in respect of the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital. The subsequent impairment reviews equally require continuing assessment of the above factors as well as continuous assessment of the assets’ lives. Gains and losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Critical accounting estimates and judgements (continued)

iii.         Fair value measurement

The Group measures financial instruments such as derivatives, at fair values at each balance sheet date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where the fair values are disclosed, are summarized in the following notes:

• Disclosures for valuation methods, significant estimates and assumptions	Note 1, 2, 23
• Quantitative disclosures of fair value measurement hierarchy	Note 23
• Financial instruments (including those carried at amortized cost)	Note 23

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•                  In the principal market for the asset or liability; or

•                  In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•                  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•                  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

iv.           Pension obligations

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of Exchange Fund Notes that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Critical accounting estimates and judgements (continued)

iv.           Pension obligations (continued)

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 20.

v.               Share based payments

The Group operates an equity settled share based compensation plan.

The fair value of the employee services received under share based payment plans is recognized as an expense in the income statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders’ equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

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

vi.           Control and consolidation

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. On 2 March 2015, the Group completed an acquisition of 90% interest in The British International Schools Group (Vietnam). In accordance with IFRS 10 — Consolidated Financial Statements, the Group gained control of BIS Vietnam from 1 January 2015 and incorporated the results from the same date. Financial and operating control was deemed to be gained from 1 January 2015, because the Group obtained power over the relevant activities of Vietnam (including the right to appoint key staff and set fees) and the risks and rewards of Vietnam. After certain administrative matters were concluded, the acquisition was completed on 2 March 2015. The impact of consolidation from 1 January 2015 increased Revenue by $10.7 million and EBITDA by $3.1 million.

vii.       Taxation

There are undistributed earnings of $48.5 million (2014 - $38.6 million, 2013 - $26.3 million) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized as the parent entity is able to control the timing of the distributions from the subsidiaries and it is not expected to distribute these profits in the foreseeable future. The undistributed earnings will be permanently reinvested. The tax impact if such earnings were distributed would be $2.5 million (2014 2.0 million, 2013 1.3 million).

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group has $69.3 million of recognized deferred tax assets, including $47.8 million of tax losses carried forward and other recognized timing differences of $21.5 million. The deferred tax asset on recognized tax losses relate mainly to the US, amounting to $43.6 million where expiration is 20 years and Switzerland of $3.2 million where expiration is 6 years, and others where there is no time expiration. It also has $58.0 million of unrecognized tax losses carried forward, and other unrecognized timing differences of $7.7 million. These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward and on the other timing differences. If the Group was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $65.7 million net base on the statutory tax rate of each respective country and company where the Directors do not recognize a deferred tax asset. This would lead to a total deferred tax asset of $135.0 million. Further details on taxes are disclosed in Note 14. The Group believes that it has provided for all probably and estimable tax liabilities and thus therefore does not expect any liability arising from these audits to have a material impact on the Group’s results of operations, liquidity, capital resources or financial position.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

vii.       Taxation (continued)

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for potential tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recent accounting pronouncements

The Group considers that there are no relevant standards or relevant interpretations mandatory for the current accounting period that have not been applied.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory.

The Group plans to adopt the new standard on the required effective date. During 2015, the Group has performed a high-level impact assessment of all three aspects of IFRS 9. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Group in the future. Overall, the Group expects no significant impact on its balance sheet.

The Group does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. The equity shares in non-listed companies are intended to be held for the foreseeable future.

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade receivables and does not expect a significant impact.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer- so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application, i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Notes to the financial statements for the year ended 31 August 2015 (continued)

1                               Accounting policies (continued)

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016.

The latest annual improvements clarify:

•                  IFRS 5 — when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not constitute a change to a plan of sale or distribution and does not have to be accounted for as such

•                  IFRS 7 — specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’ and, therefore, whether the asset qualifies for derecognition

•                  IFRS 7 — that the additional disclosures relating to the offsetting of financial assets and financial liabilities only need to be included in interim reports if required by IAS 34

•                  IAS 19 — that when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important and not the country where they arise

•                  IAS 34 — what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’ and adds a requirement to cross-reference from the interim financial statements to the location of that information.

2                               Business combinations

Subsidiaries acquired in 2013

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

** Uma Education Holdings Limited is a non-trading holding company with a 49% ownership of Saint Andrews International School, a Premium School located in Bangkok, Thailand. 51% of the share capital is comprised of ordinary shares owned by two Thai shareholders. The ordinary shares are entitled to 1 vote per share and the preference shares are entitled to 10 votes per share, thus giving the Group effective control of the business. The Group has rights to 100% of the economic interest in the company, whether in the form of dividends or on liquidation.

Consideration transferred

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m

Cash	134.6	26.8	12.8

Total consideration transferred	134.6	26.8	12.8

Acquisition-related costs have been recognised as an expense within the ‘exceptional expenses’ line item in the consolidated income statement.

Notes to the financial statements for the year ended 31 August 2015 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in 2013 (continued)

Fair value of assets acquired and liabilities recognised at the date of acquisition

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m	Total $m
Non-current assets
Brand (see note 12)	25.2	4.1	2.2	31.5
Customer relationships (see note 12)	28.7	4.1	4.1	36.9
Curriculum products & Intellectual property (see note 12)	2.6	—	—	2.6
Computer software (see note 12)	0.5	—	—	0.5
Property, plant and equipment (see note 11)	44.6	2.4	0.6	47.6
Other receivables	0.1	0.4	—	0.5
Deferred tax assets (see note 14)	7.6	—	—	7.6

Current assets
Trade and other receivables	22.8	0.2	3.0	26.0
Cash and cash equivalents	27.6	6.2	1.6	35.4

Current liabilities
Trade and other payables	(85.3)	(8.3)	(4.6)	(98.2)
Loans and borrowings	(98.2)	—	—	(98.2)
Current tax liabilities	(3.0)	—	—	(3.0)

Non-current liabilities
Other payables	(26.5)	—	0.0	(26.5)
Retirement benefit obligations	—	—	(0.1)	(0.1)
Deferred tax liabilities (see note 14)	(17.0)	(2.0)	—	(19.0)

	(70.3)	7.1	6.8	(56.4)

The fair value of trade and other receivables is $26.0 million and includes trade receivables with a fair value of $21.7 million. The gross contractual amount for trade receivables due is $22.1 million, of which $0.4 million is expected to be uncollectible.

The net assets recognised in the 31 August 2013 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the assets acquired from WCL Group Limited. The valuation had not been completed by the date the 2013 financial statements were approved for issue by management.

Adjustments to the 2013 financial statements to retrospectively reflect the final adjustments to the provisional allocation of the purchase price for the WCL Group Limited

In May 2014, the valuation was completed and the acquisition date fair value of property, plant and equipment was $44.6 million, an increase of $7.7 million over the provisional value. Furthermore, the acquisition date fair value of trade and other payables and non-current other payables were $85.3 million and $26.5 million respectively, an increase of $3.7 million and $18.9 million over the provisional amounts. As a result, there was a net decrease in the deferred tax liabilities of $5.2 million. There was also a corresponding increase in goodwill of $9.7 million, resulting in $204.9 million of total goodwill arising on the acquisition. The increased depreciation charge on the property, plant and equipment from the acquisition date to 31 August 2013 was not considered to be material to the Group.

Notes to the financial statements for the year ended 31 August 2015 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in 2013 (continued)

Goodwill arising on acquisition

	WCL Group Limited $m	BSG Limited $m	Uma Education Holdings Limited $m	Total $m

Consideration transferred	134.6	26.8	12.8	174.2
Less: fair value of identifiable net assets acquired	70.3	(7.1)	(6.8)	56.4

Goodwill arising on acquisition (see note 12)	204.9	19.7	6.0	230.6

Goodwill arose from three acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognised separately from goodwill because they do not meet the recognition criteria for identifiable assets.

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

Impact of acquisitions on the results of the Group for 2013

Included in the loss for the year was a $3.4 million loss attributable to WCL, $0.4 million profit attributable to BSG and $nil attributable to UMA. Revenue for the year was $15.2 million attributable to WCL, $0.7 million attributable to BSG and $nil attributable to UMA.

Had these business combinations been effected at 1 September 2012, the revenue of the Group from continuing operations would have been $442.9 million and the loss for the year from continuing operations would have been $23.3 million. The Directors consider these unaudited ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined group on an annualised basis and to provide a reference point for comparison in future periods.

In determining the unaudited ‘pro-forma’ amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2012.

Notes to the financial statements for the year ended 31 August 2015 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in 2014

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired (%)	Consideration transferred $m

Dover Court International School (Pte.) Limited	Premium School	22/04/14	100%	25.2
Neptune Education Holdings Limited	Holding company	10/07/14	100%	20.0

Dover Court Preparatory School and Neptune Education Holdings Limited (Northbridge International School Cambodia) were acquired as part of the continued expansion of the Group’s activities in Premium Schools internationally.

Consideration transferred

	Dover Court Preparatory School $m	Neptune Education Holdings Limited $m

Cash	25.2	15.0
Deferred consideration	—	5.0

Total consideration transferred	25.2	20.0

Acquisition-related costs have been recognized as an expense within the ‘exceptional expenses’ line item in the consolidated income statement.

Fair value of assets acquired and liabilities recognized at the date of acquisition

	Dover Court International School (Pte.) Limited $m	Neptune Education Holdings Limited $m	Total $m
Non-current assets
Brand (see note 12)	7.2	7.7	14.9
Customer relationships (see note 12)	11.2	8.8	20.0
Property, plant and equipment (see note 11)	3.0	0.7	3.7

Current assets
Trade and other receivables	1.5	0.1	1.6
Cash and cash equivalents	9.7	0.1	9.8

Current liabilities
Trade and other payables	(10.3)	(0.1)	(10.4)
Current tax liabilities	(0.3)	(0.2)	(0.5)

Non-current liabilities
Deferred tax liabilities (see note 14)	(3.1)	(3.3)	(6.4)

	18.9	13.8	32.7

The fair value of trade and other receivables is $1.6 million and the gross contractual amount for trade receivables due is $1.6 million, of which $nil is expected to be uncollectible.

The initial accounting for the acquisitions of Dover Court International School (Pte.) Limited (“Dover Court”) and Neptune Education Holdings Limited (“Northbridge”) has been finalized at the end of the reporting period.

Notes to the financial statements for the year ended 31 August 2015 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in 2014 (continued)

Goodwill arising on acquisition

	Dover Court Preparatory School $m	Neptune Education Holdings Limited $m	Total $m

Consideration transferred	25.2	20.0	45.2
Less: fair value of identifiable net assets acquired	(18.9)	(13.8)	(32.7)

Goodwill arising on acquisition (see note 12)	6.3	6.2	12.5

Goodwill arose from two acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash outflow on acquisition of subsidiaries

Total $m

Consideration paid in cash	40.2
Consideration paid in cash in respect of prior year acquisition *	4.7
Less: cash and cash equivalents acquired	(9.8)

35.1

* Consideration paid in cash in respect of prior year acquisition relates to the final tranche of the deferred consideration for EEE Limited.

Impact of acquisitions on the 2014 results of the Group

Included in the loss for the prior year is $1.1 million and $0.7 million profit attributable to Dover Court and Northbridge respectively. Revenue for the prior year is $3.9 million attributable to Dover Court and $1.7 million attributable to Northbridge. The full year impact of the Dover Court and Northbridge acquisitions would have been $11.9 million and $7.6 million on revenue and $3.3 million and $1.3 million on profit respectively.

Had these business combinations been effected at 1 September 2013, the revenue of the Group from continuing operations would have been $488.5 million, and the loss for the prior year from continuing operations would have been $87.6 million. The Directors consider these unaudited ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the unaudited ‘pro-forma’ amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2013.

Notes to the financial statements for the year ended 31 August 2015 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the current period

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired (%)	Consideration transferred $m
British International Schools Group, Vietnam	Premium Schools	01/01/2015	90%	161.9
Sterling International Schools C Corporation	Holding Company	25/06/2015	100%	604.5

British International Schools Group, Vietnam and Sterling International Schools C Corporation were acquired so as to continue the expansion of the Group’s activities in Premium Schools internationally.

Consideration transferred

	Sterling International Schools C Corporation $m	British International Schools Group $m

Cash	577.2	112.5
Deferred consideration	2.3	27.0
Contingent consideration	25.0
Equity	—	22.4

Total consideration transferred	604.5	161.9

The contingent consideration arrangement requires the Group to pay, in cash, to the former owners of Sterling International Schools  C Corporation, $25.0 million when the number of enrolments of Sterling International Schools C Corporation, in the aggregate, as of 30 September 2015 exceeds the enrolments as of 31 May 2015. This amount ($25.0 million) has been subsequently settled on 6 November 2015, therefore the carrying value is equal to the fair value.

Acquisition-related costs have been recognized as an expense within the ‘exceptional expenses’ line item in the consolidated income statement.

Notes to the financial statements for the year ended 31 August 2015 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the current period (continued)

Fair value of assets acquired and liabilities recognized at the date of acquisition

	Sterling International Schools C Corporation $m	British International Schools Group $m	Total $m
Non-current assets
Brand (see note 12)	152.7	—	152.7
Customer relationships (see note 12)	34.6	34.3	68.9
IT Software (see note 12)	0.3	0.2	0.5
Property, plant and equipment (see note 11)	284.8	9.4	294.2
Other non-current assets	0.7	20.4	21.1

Current assets
Trade and other receivables	9.9	3.3	13.2
Cash and cash equivalents	35.7	6.9	42.6

Current liabilities
Trade and other payables	(124.4)	(40.4)	(164.8)
Finance lease liabilities	(0.1)	—	(0.1)
Current tax liabilities	(0.8)	(0.3)	(1.1)
Short-term debt and loans	(0.7)	—	(0.7)

Non-current liabilities
Deferred tax liabilities (see note 14)	(26.5)	(3.4)	(29.9)
Other payables	(2.3)	(1.7)	(4.0)
Finance lease liabilities	(62.1)	—	(62.1)
Retirement benefit obligation	(13.8)	—	(13.8)

	288.0	28.7	316.7

The fair value of trade and other receivables is $13.2 million and includes trade receivables with a fair value of $7.1 million. The gross contractual amount for trade receivables due is $11.5 million, of which $4.4 million is expected to be uncollectible.

The fair value of the acquired identifiable intangible assets of Sterling International Schools C Corporation and British International Schools Group, Vietnam (including Brand and Customer relationships, $288.0 million and $28.7 million respectively) is provisional, pending the final valuations for these assets.

British International Schools Group, Vietnam and Sterling International Schools C Corporation have only been provisionally determined at the end of the reporting period.

Goodwill arising on acquisition

	Sterling International Schools C Corporation $m	British International Schools Group $m	Total $m
Consideration transferred	604.5	161.9	766.4
Non-controlling interest	0.3	2.9	3.2
Less: fair value of identifiable net assets acquired	(288.0)	(28.7)	(316.7)

Goodwill arising on acquisition (see note 12)	316.8	136.1	452.9

Notes to the financial statements for the year ended 31 August 2015 (continued)

2                               Business combinations (continued)

Subsidiaries acquired in the current period (continued)

Fair value of assets acquired and liabilities recognized at the date of acquisition (continued)

Goodwill arose from the two acquisitions. The consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and assembled workforce of the acquired businesses. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable assets.

None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

The non-controlling interest relates to Camplife Limited, a subsidiary, where the Group has acquired a 50.5% interest.

Net cash outflow on acquisition of subsidiaries

Total $m

Consideration paid in cash	689.7
Less: cash and cash equivalents acquired	(42.6)

647.1

Impact of acquisitions on the results of the Group

Included in the profit for the year is a $1.8 million profit and a loss of $12.0 million attributable to the British International Schools Group, Vietnam and Sterling International Schools C Corporation respectively. Revenue for the year is $35.2 million attributable to the British International Schools Group, Vietnam and $12.7 million attributable to Sterling International Schools C Corporation. The full year impact of the British International Schools Group, Vietnam and Sterling International Schools C Corporation acquisitions would have been $53.1 million and $219.6 million on revenue and $3.2 million and $4.4 million on profit respectively.

Had these business combinations been effected at 1 September 2014, the revenue of the Group from continuing operations would have been $801.8 million, and the profit for the year from continuing operations would have been $26.5 million. The Directors consider these unaudited ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the unaudited ‘pro-forma’ amounts of the Group had these acquisitions been effected at the beginning of the current year, the Directors have assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 September 2014.

Notes to the financial statements for the year ended 31 August 2015 (continued)

3                 Segmental reporting

The Group’s reporting segments are determined based on the Group’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Executive Committee (“EXCO”) as it is primarily responsible for the allocation of resources to segments and the assessment of performance of the segments.

The CODM considers the principal activities of the Group to be:

•                                Premium Schools and associated activities in:

China — People’s Republic of China and Hong Kong SAR;

Europe — Switzerland, Slovakia, Hungary, Czech Republic, Spain, Poland;

Middle East / South East Asia (“ME/SEA”) — United Arab Emirates, Qatar, Thailand, Singapore, Cambodia, Vietnam; and

North America — United States of America, Mexico

•                                Other — being the learning services division and Central & Regional head office costs.

The CODM uses revenue and Adjusted EBITDA before exceptional items (“Adjusted EBITDA”), as reviewed at monthly EXCO meetings, as the key measure of the segments’ results as it reflects the segments’ underlying trading performance for the financial year under evaluation. Revenue and Adjusted EBITDA before exceptional items is a consistent measure within the Group.

Segment Adjusted EBITDA is an adjusted measure of operating profit and measures the performance of each segment before the impact of interest, tax, depreciation, amortization, impairment, exceptional items & other management exceptional items, exchange gain/(loss) and loss on disposal of property, plant and equipment.

The segment results, the reconciliation of the segment measures to the respective statutory items included in the Consolidated income statement, the segment assets and other segment information are as follows:

Year ended 31 August 2013	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Revenue	137.7	115.8	33.9	7.9	28.4	323.7

Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5

Adjusted EBITDA margin	48.5%	19.6%	17.4%	3.8%	(57.0)%	24.6%

Year ended 31 August 2014	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Revenue	165.6	136.0	86.0	68.8	18.2	474.6

Adjusted EBITDA	78.4	26.0	22.2	23.2	(22.4)	127.4

Adjusted EBITDA margin	47.3%	19.1%	25.8%	33.7%	(123.1)%	26.8%

Notes to the financial statements for the year ended 31 August 2015 (continued)

3                 Segmental reporting (continued)

Year ended 31 August 2015	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Revenue	183.2	133.3	164.1	82.6	13.8	577.0

Adjusted EBITDA	84.9	17.1	39.6	22.6	(30.5)	133.7

Adjusted EBITDA margin	46.3%	12.8%	24.1%	27.4%	(221.0)%	23.2%

The parent entity is domiciled in the Cayman Islands and did not generate external revenue during the years presented.

Reconciliation of Adjusted EBITDA to profit after tax

2013	China $m	Europe $m	ME /SEA $m	North America $m	Others $m	Total $m

Adjusted EBITDA	66.8	22.7	5.9	0.3	(16.2)	79.5
Adjustments:
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)
Other management exceptional items *	—	—	—	—	(3.3)	(3.3)
Exchange (loss)/gain	(0.2)	(0.1)	0.3	0.8	3.2	4.0
Loss on disposal of property, plant and equipment	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.1)
Depreciation	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortization	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)

Operating profit/(loss)	62.1	16.7	1.9	(0.5)	(35.2)	45.0
Finance income	1.9	0.3	0.0	0.0	0.1	2.3
Finance expense	(1.0)	(0.0)	—	—	(50.3)	(51.3)

Profit/(loss) before tax	63.0	17.0	1.9	(0.5)	(85.4)	(4.0)
Tax	(13.5)	(7.5)	(0.1)	2.2	(0.4)	(19.3)

Profit/(loss) for the year attributable to equity holders of the Parent	49.5	9.5	1.8	1.7	(85.8)	(23.3)

* This amount includes a management fees of $3.3 million payable. These costs fall outside the definition of exceptional costs for statutory purposes but it is the view of the directors that these costs should be highlighted in order that the underlying profit of the Group can be fully evaluated.

Notes to the financial statements for the year ended 31 August 2015 (continued)

3                 Segmental reporting (continued)

Reconciliation of Adjusted EBITDA to profit after tax (continued)

2014	China $m	Europe $m	ME /SEA $m	North America $m	Others $m	Total $m

Adjusted EBITDA	78.4	26.0	22.2	23.2	(22.4)	127.4
Adjustments:
Exceptional items (see note 4)	(0.1)	(1.2)	13.3	(0.3)	(111.9)	(100.2)
Other management exceptional items *	(1.7)	—	(2.7)	—	(4.1)	(8.5)
Exchange (loss)/gain	(0.0)	(0.1)	(0.4)	(0.0)	4.5	4.0
Loss on disposal of property, plant and equipment	(0.1)	(0.0)	(0.0)	—	—	(0.1)
Depreciation	(8.6)	(4.9)	(4.9)	(3.7)	(1.3)	(23.4)
Amortization	(0.0)	(0.1)	(0.0)	(0.1)	(10.2)	(10.4)

Operating profit/(loss)	67.9	19.7	27.5	19.1	(145.4)	(11.2)
Finance income	1.7	0.2	0.1	0.0	0.0	2.0
Finance expense	(0.4)	(0.3)	(0.0)	(0.0)	(54.8)	(55.5)

Profit/(loss) before tax	69.2	19.6	27.6	19.1	(200.2)	(64.7)
Tax	(15.2)	(4.8)	(1.6)	(2.0)	(2.1)	(25.7)

Profit/(loss) for the year attributable to equity holders of the Parent	54.0	14.8	26.0	17.1	(202.3)	(90.4)

* This amount includes a share based payment charges of $3.1 million, school pre-opening costs of $4.1 million and management fees of $1.2 million payable. These costs fall outside the definition of exceptional costs for statutory purposes but it is the view of the directors that these costs should be highlighted in order that the underlying profit of the Group can be fully evaluated.

2015	China $m	Europe $m	ME /SEA $m	North America $m	Others $m	Total $m

Adjusted EBITDA	84.9	17.1	39.6	22.6	(30.5)	133.7
Adjustments:
Exceptional items (see note 4)	(0.0)	(0.7)	(0.1)	(0.4)	(17.6)	(18.8)
Other management exceptional items *	(1.4)	(1.7)	(0.3)	(3.7)	(2.2)	(9.3)
Financial liabilities at fair value through profit and loss	—	—	—	—	(3.0)	(3.0)
Exchange gain/(loss)	0.2	1.2	(0.1)	0.0	2.6	3.9
(Loss)/profit on disposal of property, plant and equipment	(0.1)	0.1	(0.0)	(0.0)	(0.3)	(0.3)
Depreciation	(11.7)	(6.9)	(9.6)	(5.9)	(0.5)	(34.6)
Amortization	(0.6)	(3.0)	(6.2)	(3.0)	(1.1)	(13.9)

Operating profit/(loss)	71.3	6.1	23.3	9.6	(52.6)	57.7
Finance income	1.1	0.1	0.6	0.1	0.9	2.8
Finance expense	(0.0)	(0.8)	(0.1)	(0.0)	(38.8)	(39.7)

Profit/(loss) before tax	72.4	5.4	23.8	9.7	(90.5)	20.8
Tax	(12.4)	(8.0)	(2.0)	8.8	1.4	(12.2)

Profit/(loss) for the year attributable to equity holders of the parent	60.0	(2.6)	21.8	18.5	(89.1)	8.6

* This amount includes share based payment charges of $2.8 million, school pre-opening costs of $4.0 million, roll out of The Julliard-Nord Anglia Performing Arts Program $0.7 million and costs associated with expatriate taxes levied on teacher salaries of $1.1 million. These costs fall outside the definition of exceptional costs for statutory purposes but it is the view of the directors that these costs should be highlighted in order that the underlying profit of the Group can be fully evaluated.

Notes to the financial statements for the year ended 31 August 2015 (continued)

3                 Segmental reporting (continued)

Segment assets

At 31 August 2013	China $m	Europe $m	ME / SEA $m	North America $m	Total $m

Total segment non-current assets	326.1	230.4	101.8	237.4	895.7

At 31 August 2014	China $m	Europe $m	ME / SEA $m	North America $m	Total $m

Total segment non-current assets	343.3	235.4	157.3	236.2	972.2

At 31 August 2015	China $m	Europe $m	ME / SEA $m	North America $m	Total $m

Total segment non-current assets	427.1	544.9	341.2	660.8	1,974.0

The parent entity is domiciled in the Cayman Islands and did not have any non-current assets during the years presented.

Other segment information

Year ended 31 August 2013	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	14.7	16.5	12.0	29.2	1.1	73.5
Goodwill and other intangible assets	27.9	12.3	56.8	195.9	9.5	302.4
Depreciation of tangible assets	(4.5)	(3.8)	(2.2)	(0.7)	(0.5)	(11.7)
Amortization of intangible assets	—	(0.0)	(0.0)	(0.0)	(5.7)	(5.7)
Exceptional items (see note 4)	0.0	(2.1)	(2.1)	(0.9)	(12.6)	(17.7)

Year ended 31 August 2014	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	31.3	11.5	16.1	6.0	0.6	65.5
Goodwill and other intangible assets	0.0	0.3	47.6	0.0	0.2	48.1
Depreciation of tangible assets	(8.6)	(4.9)	(4.9)	(3.7)	(1.3)	(23.4)
Amortization of intangible assets	(0.0)	(0.1)	(0.0)	(0.1)	(10.2)	(10.4)
Exceptional items (see note 4)	(0.1)	(1.2)	13.3	(0.3)	(111.9)	(100.2)

Notes to the financial statements for the year ended 31 August 2015 (continued)

3                 Segmental reporting (continued)

Other segment information (continued)

Year ended 31 August 2015	China $m	Europe $m	ME / SEA $m	North America $m	Other $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	22.0	81.5	22.2	227.5	1.3	354.5
Goodwill and other intangible assets	76.4	231.3	171.2	197.0	1.1	677.0
Depreciation of tangible assets	(11.7)	(6.9)	(9.6)	(5.9)	(0.5)	(34.6)
Amortization of intangible assets	(0.6)	(3.0)	(6.2)	(3.0)	(1.1)	(13.9)
Exceptional items (see note 4)	(0.0)	(0.7)	(0.1)	(0.4)	(17.6)	(18.8)

Notes to the financial statements for the year ended 31 August 2015 (continued)

4                 Exceptional expenses

	2013	2014	2015
	$m	$m	$m
Exceptional administrative expenses

a Corporate restructure	(2.7)	(3.2)	(0.1)
b Payments to key management	(1.1)	—	—
c Bond issuance, redemption expense and commitment fees, net	(0.8)	(89.9)	(10.0)
d Acquisition and integration related costs	(13.1)	(5.5)	(7.7)
e Others, net	—	(1.6)	(1.0)

	(17.7)	(100.2)	(18.8)

a

Corporate restructure in the current and prior year is in relation to integration costs incurred by subsidiaries post acquisition as well as closure of the Learning Services business in the Middle East and in the UK at contract completion. Included within the prior year balance is $2.5 million of costs relating to the transfer of the Group revolving credit facilities from Barclays Bank plc to The HongKong and Shanghai Banking Corporation Limited (“HSBC”).

Costs in 2013 relate to redundancy, staff replacements for subsidiary integration as well as legal fees and office closures.

b

The $1.1 million cost incurred during 2013 was a tax indemnification due to the vendor of Collège Champittet on condition of meeting certain revenue criteria post acquisition. As this criteria was met outside the measurement period, it has been appropriately recognized through the profit and loss. This will be settled by equal instalments over five years with the first due in August 2015.

None of the costs relating to this transaction are considered to be tax deductible. Full details of this arrangement are documented in note 27, Related party transactions.

c

In 2015, the $10.0 million charge for commitment fees relates to a loan commitment fee which was not capitalized as it related to excess short-term liquidity retained as part of the Group’s liquidity management. This facility has matured during the year and is no longer available to the Group.

In 2014, the major elements of the $89.9 million exceptional expense in the prior year were the $77.0 million bond redemption cost arising upon the early redemption of our $490.0 million 10.25% senior secured notes due 2017 and our $150.0 million 8.50% / 9.50% senior PIK toggle notes due 2018, which were all fully redeemed as of 14 April 2014. The remaining $12.9 million was the release of capitalized costs in connection with these notes.

A $0.8 million exceptional expense in 2013 was recognized in relation to a bond issuance.

d

During the year, the Group acquired two new subsidiaries (Sterling International Schools C Corporation operating in three continents and British International Schools Group, Vietnam) to complement its existing portfolio of Premium Schools, as detailed in note 2, Business Combinations. The $7.7 million relates to legal fees and fees payable to advisors in relation to various aspects of the acquisitions.

Acquisition related costs in 2014 were due to the business combinations of Dover Court International School (Pte.) Limited, Singapore and Neptune Education Holdings Limited (Northbridge International School Cambodia), including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2013.

Acquisition related costs in 2013 were due to the business combinations of WCL Group of companies, United Kingdom and operating in three continents; The British School of Guangzhou, China and Saint Andrews International School, Bangkok, Thailand, including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2011 and 2012.Additionally, the charge includes legal fees and fees payable to advisors associated with the common control transaction of British International School LLC, United Arab Emirates.

e

The 2015 charge of $1.0 million relates to initial public offering expenses ($0.2 million), pre-opening costs for 3 new schools in North America, Middle East and South East Asia regions ($0.5 million) and IT resourcing and travelling costs pertaining to the MIS Project ($0.3 million).

The 2014 charge of $1.6 million relates to pre-opening costs of our Tanzania camp, pre-opening costs on the new schools in Hong Kong and Dubai ($0.7 million) and the part release our overseas employees provision ($0.4 million).

Notes to the financial statements for the year ended 31 August 2015 (continued)

5                 Other Losses

	2013	2014	2015
	$m	$m	$m

Financial assets at fair value through profit or loss:
- Fair value losses	—	—	3.0

6                 Expenses and auditors’ remuneration

Included in the profit/(loss) are the following:

	2013	2014	2015
	$m	$m	$m

Staff costs (see note 7)	138.4	227.7	283.0
Foreign exchange gain	(4.0)	(4.0)	(3.9)
Loss on disposal of property, plant and equipment and intangible assets	0.1	0.1	0.3
Operating lease rentals:
Land and buildings	31.9	42.2	57.4
Other	0.9	0.5	0.7
Depreciation in cost of sales	11.3	21.4	33.9
Depreciation	0.4	2.0	0.7
Amortization of intangible assets	5.7	10.4	13.9

Auditors’ remuneration:

	2013	2014	2015
	$m	$m	$m

Fees payable to Company’s auditor for the audit of parent Company and consolidated financial statements	0.4	0.4	0.6

Disclosure below based on fees payable in respect of services to the company and its subsidiaries
Fees payable to Group’s auditors and their subsidiaries in respect of:
The auditing of accounts of any subsidiary of the company	0.2	0.5	1.4
Tax advisory services	—	0.0	0.3
All other services	0.6	4.2	1.6

7                 Staff numbers and costs

The monthly average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	Number of employees
	2013	2014	2015

Administration and management	778	1,173	2,165
Teaching	1,738	2,616	4,161
Advisors and guidance officers	68	39	65

	2,584	3,828	6,391

Notes to the financial statements for the year ended 31 August 2015 (continued)

7              Staff numbers and costs (continued)

The aggregate employee benefit expense of these persons was as follows:

	2013	2014	2015
	$m	$m	$m

Wages and salaries	124.7	206.3	256.5
Share based payments (see note 20)	0.1	3.0	2.8
Social security costs	11.0	15.4	19.3
Contributions to defined contribution plans (see note 20)	1.0	1.2	2.1
Expenses related to defined benefit plans (see note 20)	1.6	1.8	2.3

	138.4	227.7	283.0

8                 Key management personnel

	2013	2014	2015
	$m	$m	$m

Fee, salaries and other short term employment benefits	6.3	6.7	7.9
Other benefits	0.3	0.2	0.3

	6.6	6.9	8.2

The key management personnel are the directors and senior managers who received emoluments, as noted above.

Other short term employment benefits relate to medical insurance premiums and rental benefit paid.

Other benefits relate to contributions to defined contribution schemes.

	2013	2014	2015
Number of key management personnel accruing benefits under:
- Defined benefit schemes	1	1	—

Notes to the financial statements for the year ended 31 August 2015 (continued)

9                 Finance income and expense

Recognized in profit or loss

	2013	2014	2015
	$m	$m	$m

Bank interest	2.3	2.0	2.8

Total finance income	2.3	2.0	2.8

	2013	2014	2015
	$m	$m	$m

Net loss on financial instruments designated as fair value through profit or loss:
Derivative financial instruments	0.0	—	—
Total interest expense on financial liabilities measured at amortized cost:
Term loan due 2021	—	10.9	31.7
5.75% Senior secured notes due 2021	—	—	2.3
10.25% Senior secured notes due 2017	37.9	32.2	—
8.50% Senior PIK toggle notes due 2018	8.5	8.3	—
Bank loans and overdrafts	4.5	3.2	2.1
Interest on defined benefit pension plan obligation (see note 20)	0.4	0.9	0.8
Discount unwind on deferred consideration	—	—	2.3
Finance lease liabilities	—	—	0.5

Total finance expense	51.3	55.5	39.7

Net finance expense	49.0	53.5	36.9

Notes to the financial statements for the year ended 31 August 2015 (continued)

10          Income tax expense

Recognized in the consolidated income statement

	2013	2014	2015
	$m	$m	$m
Current tax expense
Overseas current tax charge	20.8	21.3	20.4
Adjustment for prior years overseas tax charge	0.2	0.7	2.0

Current tax expense	21.0	22.0	22.4

Deferred tax expense
Origination and reversal of temporary differences	(1.5)	—	(10.0)
Adjustment in respect of prior years	(0.2)	3.7	(0.2)

Deferred tax expense	(1.7)	3.7	(10.2)

Total tax expense	19.3	25.7	12.2

Reconciliation of effective tax rate

The tax assessed for the period differs from the standard rate of Corporation tax in China of 25.00% (2014 & 2013: 25.00%) per the explanation below:

	2013	2014	2015
	$m	$m	$m

(Loss)/profit before tax	(4.0)	(64.7)	20.8

Tax using a tax rate of 25.00% (2014 - 25.00%)	(1.0)	(16.2)	5.2
Effect of tax rates in foreign jurisdictions	3.2	12.3	1.8
Non-deductible expenses/(non-assessable income)	5.5	9.4	(6.9)
Withholding tax paid or payable on overseas dividends and other income for which no relief is available	5.8	6.0	1.0
Timing difference for which no deferred tax was recognized	0.6	—	—
Losses for which no deferred tax asset was recognized	5.2	9.8	9.9
Utilization of losses brought forward not recognized	—	—	(0.4)
Prior year adjustment	—	4.4	1.6

Total tax expense	19.3	25.7	12.2

Tax charged to other comprehensive income*	(0.2)	(0.2)	(0.9)

* Included within Actuarial losses on defined benefit pension schemes

Notes to the financial statements for the year ended 31 August 2015 (continued)

10          Income tax expense (continued)

The adjustment in respect of prior year primarily relates to changes in the tax deductibility of certain expenses following a review with a local tax authority.

We have used the statutory tax rate for China, being 25.0% rather than that for Cayman Islands, being 0.0% or that for the United Kingdom, being 20.58%, as we believe this provides a more meaningful comparison, and the majority of the Group’s taxable profits are earned in China, and the majority of the Group’s taxes are paid in China.

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of $65.7 million (2014 - $69.9 million; 2013 - $35.2 million). This includes an un-provided deferred tax asset of $48.3 million (2014 - $60.8 million; 2013 - $28.3 million) which relates to UK losses which have no expiry date for which relief is not anticipated to be available in the foreseeable future. It also includes an un-provided deferred tax asset of $7.7 million (2014 - $4.1 million; 2013 - $3.2 million) in relation to the deficit in the UK pension scheme and an un-provided deferred tax asset of $9.7 million (2014 - $4.9 million; 2013 - $3.7 million) which relates to losses in overseas entities.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for potential tax audit issues based on estimates of whether additional taxes will be due.

There are undistributed earnings of US $48.5 million (2014 - $38.6 million; 2013 - $26.3 million) which, if paid out as dividends, would be subject to tax in the hands of the recipient.  An assessable temporary difference exists, but no deferred tax liability has been recognized as the parent entity is able to control the timing of the distributions from the subsidiaries and it is not expected to distribute these profits in the foreseeable future.

On 28 May 2015, it was noted that from this date management and control of the company began to be exercised from the UK. As such the Company became UK tax resident and chargeable to UK corporation tax from this date onwards.

Notes to the financial statements for the year ended 31 August 2015 (continued)

11          Property, plant and equipment

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2012	35.5	11.9	7.5	1.3	—	56.2
Acquisitions through business combinations	31.5	4.5	2.7	0.0	8.9	47.6
Additions	11.4	6.0	5.2	0.2	3.1	25.9
Disposals	(0.4)	0.0	(0.3)	(0.2)	—	(0.9)
Transfers	4.4	0.0	0.0	—	(4.4)	0.0
Effect of movements in foreign exchange	1.3	0.3	0.3	0.0	0.0	1.9

Balance at 31 August 2013	83.7	22.7	15.4	1.3	7.6	130.7

Balance at 1 September 2013	83.7	22.7	15.4	1.3	7.6	130.7
Acquisitions through business combinations	2.9	0.7	0.1	0.0	—	3.7
Additions	12.5	11.3	9.2	0.8	28.0	61.8
Disposals	(1.3)	(0.9)	(2.0)	(0.0)	—	(4.2)
Transfers	9.5	—	—	—	(9.5)	—
Effect of movements in foreign exchange	(0.5)	(0.4)	—	0.0	(0.0)	(0.9)

Balance at 31 August 2014	106.8	33.4	22.7	2.1	26.1	191.1

Balance at 1 September 2014	106.8	33.4	22.7	2.1	26.1	191.1
Acquisitions through business combinations	246.7	12.8	6.4	1.9	26.4	294.2
Additions	14.6	15.8	11.2	1.4	16.7	59.7
Disposals	(0.9)	(0.4)	(2.2)	(0.6)	(0.0)	(4.1)
Transfers	23.1	(0.3)	1.0	0.1	(23.9)	—
Effect of movements in foreign exchange	(7.3)	(2.4)	(1.7)	(0.3)	(0.7)	(12.4)

Balance at 31 August 2015	383.0	58.9	37.4	4.6	44.6	528.5

Accumulated depreciation and impairment
Balance at 1 September 2012	11.4	4.8	3.3	0.6	—	20.1
Depreciation charge for the year	4.8	3.4	3.3	0.2	—	11.7
Disposals	(0.1)	(0.2)	(0.2)	(0.1)	—	(0.6)
Transfers	—	0.0	0.0	—	—	0.0
Effect of movements in foreign exchange	0.7	0.4	0.2	0.0	—	1.3

Balance at 31 August 2013	16.8	8.4	6.6	0.7	—	32.5

Balance at 1 September 2013	16.8	8.4	6.6	0.7	—	32.5
Depreciation charge for the year	11.7	5.8	5.6	0.3	—	23.4
Disposals	(1.2)	(0.9)	(2.0)	0.0	—	(4.1)
Transfers	0.0	—	—	0.0	—	0.0
Effect of movements in foreign exchange	(0.4)	(0.3)	(0.1)	0.0	—	(0.8)

Balance at 31 August 2014	26.9	13.0	10.1	1.0	—	51.0

Notes to the financial statements for the year ended 31 August 2015 (continued)

11          Property, plant and equipment (continued)

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m
Accumulated depreciation and impairment
Balance at 1 September 2014	26.9	13.0	10.1	1.0	—	51.0
Depreciation charge for the year	16.5	9.4	7.9	0.8	—	34.6
Disposals	(0.8)	(0.3)	(1.7)	(0.5)	—	(3.3)
Transfers	—	—	—	—	—	—
Effect of movements in foreign exchange	(2.2)	(0.3)	(0.9)	(0.1)	—	(3.5)

Balance at 31 August 2015	40.4	21.8	15.4	1.2	—	78.8

Net book value

At 31 August 2013	66.9	14.3	8.8	0.6	7.6	98.2

At 31 August 2014	79.9	20.4	12.6	1.1	26.1	140.1

At 31 August 2015	342.6	37.1	22.0	3.4	44.6	449.7

Land and buildings and motor vehicles includes the following amounts where the Group is a lessee under a finance lease:

	2014	2015	2014	2015
	Land and buildings		Motor vehicles
	$m	$m	$m	$m
Cost-capitalized finance lease	—	47.2	—	1.1
Accumulated depreciation	—	(0.4)	—	(0.1)

At 31 August	—	46.8	—	1.0

The Group leases buildings under non-cancellable finance lease agreements. The lease terms are between 4 and 90 years, and ownership of the assets lies within the Group.

Notes to the financial statements for the year ended 31 August 2015 (continued)

12          Intangible assets

	Goodwill	Brand name	Customer relations	Contracts	Website & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m
Cost
Balance at 1 September 2012	446.2	24.5	34.8	0.7	—	1.4	507.6
Acquisitions through business combinations	230.6	31.5	36.9	—	2.6	0.5	302.1
Additions	—	—	—	—	—	0.3	0.3
Effect of movements in foreign exchange	10.4	0.4	0.2	(0.1)	0.0	(0.2)	10.7

Balance at 31 August 2013	687.2	56.4	71.9	0.6	2.6	2.0	820.7

Balance at 1 September 2013	687.2	56.4	71.9	0.6	2.6	2.0	820.7
Acquisitions through business combinations	12.5	14.9	20.0	—	—	—	47.4
Additions	—	—	—	—	0.4	0.3	0.7
Disposal	—	—	—	—	—	(0.2)	(0.2)
Effect of movements in foreign exchange	1.9	0.5	0.6	—	0.0	—	3.0

Balance at 31 August 2014	701.6	71.8	92.5	0.6	3.0	2.1	871.6

Balance at 1 September 2014	701.6	71.8	92.5	0.6	3.0	2.1	871.6
Acquisitions through business combinations	452.9	152.7	68.9	—	—	0.5	675.0
Additions	—	—	—	—	0.3	1.7	2.0
Disposal	—	—	—	—	—	(1.0)	(1.0)
Effect of movements in foreign exchange	(40.6)	(5.6)	(6.5)	—	(0.2)	(0.0)	(52.9)

Balance at 31 August 2015	1,113.9	218.9	154.9	0.6	3.1	3.3	1,494.7

Accumulated amortization and impairment
Balance at 1 September 2012	47.6	—	4.3	0.4	—	0.2	52.5
Amortisation for the year	—	0.3	4.4	0.1	0.2	0.7	5.7
Disposals	—	—	—	—	—	0.0	0.0
Effect of movements in foreign exchange	(0.9)	—	(0.0)	(0.0)	0.0	(0.0)	(0.9)

Balance at 31 August 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3

Balance at 1 September 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3
Amortization for the year	—	0.8	7.9	0.1	1.0	0.6	10.4
Disposals	—	—	—	—	—	(0.2)	(0.2)
Effect of movements in foreign exchange	2.6	—	0.0	—	—	—	2.6

Balance at 31 August 2014	49.3	1.1	16.6	0.6	1.2	1.3	70.1

Notes to the financial statements for the year ended 31 August 2015 (continued)

12                        Intangible assets (continued)

	Goodwill	Brand name	Customer relations	Contracts	Website & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m
Accumulated amortization and impairment
Balance at 1 September 2014	49.3	1.1	16.6	0.6	1.2	1.3	70.1
Amortization for the year	—	1.3	11.0	—	0.9	0.7	13.9
Disposals	—	—		—	—	(1.0)	(1.0)
Effect of movements in foreign exchange	(2.9)	(0.1)	(0.7)	—	(0.1)	0.0	(3.8)

Balance at 31 August 2015	46.4	2.3	26.9	0.6	2.0	1.0	79.2

Net book value
At 31 August 2013	640.5	56.1	63.2	0.1	2.4	1.1	763.4

At 31 August 2014	652.3	70.7	75.9	0.0	1.8	0.8	801.5

At 31 August 2015	1,067.5	216.6	128.0	0.0	1.1	2.3	1,415.5

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period discounted using pre-tax discount rates. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the education industry in which the CGU operates.

The key assumptions used for value-in-use calculations in 2013 were as follows:

	Carrying Value of Goodwill $m	Discount Rate	Long-Term Growth Rate (Average)	Pupil Growth (Over 5 Years)	Utilization (Average)
China	280.3	13.4%	2.0%	19.5%	75.8%
Western Europe	91.5	13.4%	1.5%	11.3%	87.3%
Eastern Europe	51.2	13.4%	1.5%	11.3%	85.3%
Qatar	31.9	13.4%	2.0%	26.8%	66.7%
Thailand	20.3	13.4%	2.0%	26.8%	80.4%
North America	158.9	13.4%	1.5%	29.4%	68.1%
Learning Services	6.4	13.4%	n/a	—	n/a

	640.5

Notes to the financial statements for the year ended 31 August 2015 (continued)

12                        Intangible assets (continued)

The key assumptions used for value-in-use calculations in 2014 were as follows:

	Carrying Value of Goodwill $m	Discount Rate	Long-Term Growth Rate (Average)	Pupil Growth (Over 5 Years)	Utilization (Average)
China	278.9	16.2% - 18.1%	2.0%	11.2%	69.3%
Western Europe	91.5	10.4% - 13.5%	1.5%	19.0%	84.7%
Eastern Europe	51.2	11.6% - 12.8%	1.5%	19.0%	84.9%
Qatar	32.1	14.0%	2.0%	28.3%	90.0%
Thailand	20.5	15.2%	2.0%	28.3%	90.8%
Other — Southeast Asia	12.4	14.9% - 19.5%	2.0%	28.3%	72.2%
North America	158.9	13.7% - 15.5%	1.5%	63.8%	72.9%
Learning Services	6.8	13.1%	—	n/a	n/a

	652.3

The key assumptions used for value-in-use calculations in 2015 are as follows:

	Carrying Value of Goodwill $m	Discount Rate	Long-Term Growth Rate (Average)	Pupil Growth (Over 5 Years)	Utilization (Average)
China	330.8	16.2% - 18.1%	2.3%	40.7%	67.4%
Western Europe	234.9	10.4% - 13.5%	1.5%	24.4%	65.8%
Eastern Europe	43.9	11.6% - 12.8%	1.5%	13.7%	86.3%
Qatar	32.4	14.0%	2.0%	0.0%	102.8%
Thailand	18.2	15.2%	2.0%	13.9%	67.7%
Vietnam	130.1	22.4% - 23.3%	4.0%	50.6%	44.2%
Other — Southeast Asia	11.6	14.9% - 19.5%	2.0%	32.1%	66.8%
North America	259.3	13.7% - 15.5%	2.2%	30.8%	74.9%
Learning Services	6.3	13.1%	1.0%	n/a	n/a

	1,067.5

Notes to the financial statements for the year ended 31 August 2015 (continued)

12                        Intangible assets (continued)

In the year ended 31 August 2015, the results of the Premium School’s business benefited from solid growth in student numbers both at the start of the first term as well as during the 2014/15 academic year. In addition, the acquisition and successful integration of the ten schools from the acquisition of the British International Schools Group, Vietnam and Sterling International Schools C Corporation further diversifies the Group.

Upon management’s annual impairment review on goodwill and indefinite life intangible assets, a school in Western Europe has displayed potential indicators of impairment. A sensitivity analysis has been performed on the value-in-use calculation. The calculation is most sensitive to the following assumptions:

•              Full Time Equivalent students (“FTEs”)

•              Adjusted EBITDA margins

•              Discount rates

•              Market share assumptions

•              Growth rate estimates

FTEs — FTEs are based on budgeted numbers and extrapolated based on expected future growth and historical performance. We define a FTE as a student who is enrolled to attend school for the full school day, five days a week. For example, a student who enrols for three days a week equals 0.6 FTEs and a student who enrols for five mornings a week equals 0.5 FTEs.

Adjusted EBITDA margins — Adjusted EBITDA margins are based on average values achieved in similar schools in the region.

Discount rates — Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. As a result of the acquisitions, the initial public offering and further diversification of the geographical location of CGUs management have reassessed the underlying inputs to the calculation of the discount rates to be applied to the individual CGUs. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service which has changed year on year. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate.

The 2014 discount rates have been revised to correct an error. When applying the updated discount rates in the 2014 value-in-use calculation, there remains sufficient headroom as compared to carrying value.

Market share assumptions — When using industry data for growth rates (as noted below), these assumptions are important because management assesses how the unit’s position, relative to its competitors, might change over the forecast period. Management expects the Group’s share of the international schools market to be stable over the forecast period.

Growth rate estimates — Rates are based on industry research.

Notes to the financial statements for the year ended 31 August 2015 (continued)

12          Intangible assets (continued)

Specific assumptions used

The following assumptions were used in the value-in-use calculation for the school in Western Europe:

Assumptions		Impact on headroom if assumptions worsened by 0.1% $m
FTEs	17.0%	(0.1)
Discount rates	10.6%	(0.4)
Growth rate estimates	1.50%	(0.3)
Goodwill at risk	$29.7 million
Headroom	$7.4 million

Sensitivity to the changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

•                                          FTEs — management has considered the possibility of lower than forecast increases of FTEs. This may occur if our recruitment efforts fail to increase enrolment or replace departing students. Additionally, if we fail to maintain our quality of education, parents may choose not to re-enrol their children in our schools. A reduction of FTEs by 7.4% every year would result in impairment.

•                                          Discount rates — The discount rate calculation is based on the specific circumstances of the CGUs and is derived from its WACC (as described above) of the individual CGU. 10.6% represents the discount rate of the Western Europe school at risk, this rate is at the low end of the WACC range within Western Europe due to the CGU and country specific debt and equity characteristics. A rise in the pre-tax discount rate to 12.5% would result in impairment.

•                                          Growth rate assumptions — The effect of new entrants is not expected to have an adverse impact on the forecasts due to the long established history and brand of the school. A reduction by 2.5% in the long term growth rates would result in impairment.

•                                          Market share during the forecast period — Although management expects the Group’s market share to be stable over the forecast period, a decline in market share could lead to impairment. This is modelled through the decrease in FTEs and growth rate above.

Notes to the financial statements for the year ended 31 August 2015 (continued)

12          Intangible assets (continued)

Individual intangible assets other than goodwill that are considered to be material to the Group are as follows:

		Brand Names
		2014	2015
	Operating Segment	$m	$m

British School of Guangzhou	China	4.0	3.8
Léman International School — Chengdu	China	—	11.5
Collège Beau-Soleil*	Western Europe	13.3	12.7
Collège Champittet*	Western Europe	6.3	5.9
International College Spain	Western Europe	3.3	2.8
Collège du Léman*	Western Europe	—	60.2
Compass International School Doha	Qatar	3.9	3.9
The Regent’s International School	Thailand	5.0	4.4
Dover Court Preparatory School	Other — Southeast Asia	7.2	6.3
Northbridge International School	Other — Southeast Asia	7.7	7.5
British International School of Boston	North America	3.4	3.4
British School of Chicago	North America	5.0	4.9
British International School of Houston	North America	4.6	4.5
British School of Washington	North America	3.4	3.4
San Roberto International School	North America	—	5.1
The Village School	North America	—	25.8
North Broward Preparatory School	North America	—	29.7
Windermere Preparatory School	North America	—	17.6
Other		3.6	3.2

		70.7	216.6

* Indefinite useful life intangible assets

The recoverable amount of individual intangible assets with indefinite useful lives, being brands associated with specific schools, is determined based on value-in-use calculations. These calculations use revenue projections based on financial projections approved by management and adjusted for royalty savings and trademark maintenance expenses covering a five-year period discounted using pre-tax discount rates. Revenues beyond the five-year period are extrapolated using estimated growth rates. The growth rate does not exceed the long-term average growth rate for the education industry in which the CGU operates.

The key assumptions used for value-in-use calculations for Brand Names:

	Carrying Value of Brand Names $m	Discount Rate	Long-Term Growth Rate	Revenue Growth Rates (Over 5 Years)
2014
Western Europe	19.6	10.4% - 11.0%	1.5%	18.0% - 36.0%

2015
Western Europe	78.8	10.6% - 11.0%	1.3% - 1.5%	13.7% - 36.4%

The 2014 discount rates have been revised to correct an error. When applying the updated discount rates in the 2014 value-in-use calculation, there remains sufficient headroom as compared to carrying value.

Notes to the financial statements for the year ended 31 August 2015 (continued)

12          Intangible assets (continued)

Sensitivity to the changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

•                                          FTEs — management has considered the possibility of lower than forecast increases of FTEs. This may occur if our recruitment efforts fail to increase enrolment or replace departing students. Additionally, if we fail to maintain our quality of education, parents may choose not to re-enrol their children in our schools. A reduction of FTEs by 6.8% every year would result in impairment.

•                                          Discount rates — The discount rate calculation is based on the specific circumstances of the CGUs and is derived from its WACC (as described above) of the individual CGU. 10.6% represents the discount rate of the Western Europe school at risk, this rate is at the low end of the WACC range within Western Europe due to the CGU and country specific debt and equity characteristics. A rise in the pre-tax discount rate to 12.3% would result in impairment.

•                                          Growth rate assumptions — The effect of new entrants is not expected to have an adverse impact on the forecasts due to the long established history and brand of the school. A reduction to (0.8%) in the long term growth rates would result in impairment.

•                                          Market share during the forecast period — Although management expects the Group’s market share to be stable over the forecast period, a decline in market share could lead to impairment. This is modelled through the decrease in FTEs and growth rate above.

Notes to the financial statements for the year ended 31 August 2015 (continued)

13           Subsidiaries

As at 31 August 2015, the Group had the following interests in subsidiaries:

	Country of	Class of	Ownership
	Incorporation	shares held	2014	2015
Holding companies
Nord Anglia Education Finance LLC+dS	USA	n/a	100%	100%
Nord Anglia Education (UK) Holdings PLC+dSG	UK	Ordinary Deferred	100%	100%
Nord Anglia Education Limited*dSG	UK	Ordinary	100%	100%
NAE Hong Kong Limited*dSG	Hong Kong	Ordinary	100%	100%
Nord Anglia Education Development Services Limited*dSG	UK	Ordinary	100%	100%
Nord Anglia Middle East Holding S.P.C*	Bahrain	n/a	100%	100%
Nord International Schools Limited*dSG	UK	Ordinary	100%	100%
EEE Enterprise Limited*dSG	BVI	Ordinary	100%	100%
Rice Education Hong Kong Limited*dSG	Hong Kong	Ordinary	100%	100%
Regent Pattaya Campus Management Co., Ltd.SH	Thailand	Ordinary	49%	49%
Saint Andrews International School Sukhumvit Campus Co., Ltd.SH	Thailand	Preference	49%	49%
NA Educational Services Limited*dSG	UK	Ordinary	100%	100%
NA Schools Limited*dSG	UK	Ordinary	100%	100%
WCL HoldCo Limited*dSG	UK	Ordinary	100%	100%
WCL Group Limited*dSG	UK	Ordinary	100%	100%
WCL Intermediate Holdings Limited*dSG	UK	Ordinary	100%	100%
WCL Services Limited*dSG	UK	Ordinary	100%	100%
WCL School Management Services Limited*dSG	UK	Ordinary	100%	100%
British Schools of America, LLC*SG	USA	n/a	100%	100%
BST Holding, L.L.C.*SG	USA	n/a	100%	100%
British Schools of Texas, L.L.C.*SG	USA	n/a	100%	100%
WCL Intermediate Holdings Spain, S.L.U.*SG	Spain	n/a	100%	100%
International College 2, S.L.U. *SG	Spain	n/a	100%	100%
British International School Foundation*dG	Hungary	n/a	100%	100%
British International School Bratislava, s.r.o.^S	Slovakia	n/a	100%	100%
BSG Limited*dSG	Hong Kong	Ordinary	100%	100%
Guangzhou Yingkai Investment & Consulting Co., Ltd.*	China	n/a	100%	100%
Uma Education Holdings Limited*dGS	BVI	Ordinary	100%	100%
Uma Education Hong Kong Limited*dGS	Hong Kong	Ordinary	100%	100%
WCL EBT Limited*	UK	Ordinary	100%	100%
Nord Anglia (Beijing) Consulting Limited*	China	n/a	100%	100%
KG Investments Limited ^	Jersey	n/a	100%	100%
KG (Beijing) Investment Consultant Co., Ltd.*	China	n/a	100%	100%
Neptune Education Holdings Limited*	Hong Kong	Ordinary	100%	100%
Nord Anglia School (Hong Kong) Limited*	Hong Kong	n/a	100%	100%
诺地安格（上海）商务信息咨询有限公司*	China	n/a	100%	100%
BIS Ltd*SG	BVI	Ordinary	n/a	100%
Oasis Development Management LimitedSG	BVI	Ordinary	n/a	96.2%
The British International School Company Limited	Vietnam	n/a	n/a	90%
Thien Huong Investment Company Limited	Vietnam	Investment	n/a	90%
Thien Huong Education Joint Stock Company	Vietnam	Charter	n/a	81%
NAE HK Holdings Limited+SG	Hong Kong	Ordinary	n/a	100%
Viking Holdco, Inc.*dSG	USA	n/a	n/a	100%
Viking Holding Company, LLC^dSG	USA	n/a	n/a	100%
Sterling International Schools C Corporation*dSG	USA	n/a	n/a	100%

Notes to the financial statements for the year ended 31 August 2015 (continued)

13           Subsidiaries

Meritas MX, LLC*dSG	USA	n/a	n/a	100%
Meritas MX II, LLC*	USA	n/a	n/a	100%
Meritas Luxembourg Holdings SARL*SG	Luxembourg	Ordinary	n/a	100%
Meritas (Gibraltar) Holdings Limited*SG	Gibraltar	Ordinary	n/a	100%
Meritas CH Sarl*dSG	Swizterland	Ordinary	n/a	100%
Meritas Malta Holdings Limited^SG	Malta	Ordinary	n/a	100%
Meritas Mexico, S. de R.L. de C.V^SG	Mexico	n/a	n/a	100%
Sterling International Schools*SG	Cayman Islands	Ordinary	n/a	100%
Sterling Asian Schools Holdings Limited*SG	Hong Kong	Ordinary	n/a	100%
Chengdu Sterling Educational Consulting Ltd.*	China	n/a	n/a	100%

Premium Schools
English International School Prague, s.r.o.^ S	Czech Republic	n/a	100%	100%
British International School Kindergarten, Primary and Secondary School*	Hungary	n/a	100%	100%
The British School Sp. Z o.o.*dSG	Poland	n/a	100%	100%
The British International School, Shanghai*	China	n/a	100%	100%
British School of Beijing*	China	n/a	100%	100%
Collège Champittet SA*dSG	Switzerland	n/a	100%	100%
Collège Alpin Beau-Soleil SA*dSG	Switzerland	n/a	100%	100%
La Côte International School SA*dSG	Switzerland	n/a	100%	100%
The Regent’s SchoolH	Thailand	n/a	49%	49%
British School of Washington, L.L.C.*SG	USA	n/a	100%	100%
British School of Boston, L.L.C.*SG	USA	n/a	100%	100%
British International School	Vietnam	n/a	n/a	90%
British Vietnamese International School Royal	Vietnam	n/a	n/a	90%
British International School — Hanoi	Vietnam	n/a	n/a	90%
The British Vietnamese International School (Kindergarten), The British Vietnamese International School (Primary), The British Vietnamese International School (Secondary and High School)	Vietnam	n/a	n/a	81%
Collegiate Prep Realty, LLC*dSG	USA	n/a	n/a	100%
Village Real Estate, LLC*dSG	USA	n/a	n/a	100%
North Broward Preparatory Schools, LLC*dSG	USA	n/a	n/a	100%
College du Léman, SARL*dSG	Switzerland	Ordinary	n/a	100%
Instituto de Desarrollo Educacion y Aprendizaje, S.C. ^	Mexico	n/a	n/a	100%
The Léman Internationa— School - Chengdu*	China	n/a	n/a	100%
Camplife, Ltd.	USA	n/a	n/a	50.5%
British School of Chicago, L.L.C.*SG	USA	n/a	100%	100%
British School of Houston, L.P.^SG	USA	n/a	100%	100%
International College Spain, S.A.U.*SG	Spain	n/a	100%	100%
Education Overseas Qatar LLC GH	Qatar	n/a	49%	49%
Sukromna spojena skola British International School Bratislava*	Slovakia	n/a	100%	100%
Northbridge International School (Cambodia) Limited*	Cambodia	n/a	n/a	100%
British American School of Charlotte, L.L.C.*GS	USA	n/a	100%	100%
WCL Academy of New York LLC*GS	USA	n/a	100%	100%
St. Andrews International School Bangkok (Sukhumvit) H	Thailand	n/a	49%	49%
British School of Guangzhou*	China	n/a	100%	100%
Dover Court International School (Pte.) Ltd.*dSG	Singapore	Ordinary	n/a	100%
Nord Anglia International School, Hong Kong Limited*	Hong Kong	n/a	100%	100%
British International School LLC HG	Abu Dhabi	n/a	n/a	49%
Nord Anglia International School L.L.C HG	Dubai	n/a	n/a	49%

Notes to the financial statements for the year ended 31 August 2015 (continued)

13                        Subsidiaries (continued)

Learning Services
Nord Anglia Vocational Education and Training Services Ltd*dSG	UK	Ordinary	100%	100%
Brighton Education Learning Services Sdn. Bhd.*	Malaysia	n/a	100%	100%
Nord Anglia Education Sdn. Bhd.*	Malaysia	n/a	100%	100%
BSA Resource Solutions, LLC SG	USA	n/a	50%	50%
Fieldwork Education Limited*dSG	UK	Ordinary	100%	100%
WCL School Management Services (India) Limited*	UK	Ordinary	100%	100%
Overseas Schools SA*	Belgium	n/a	100%	100%
Nord Anglia Educational Consultancies Saudi Arabia Limited ^	Sandi Arabia	n/a	100%	100%

Investments in joint ventures and associates

The amounts recognized in the Consolidated Balance Sheet are as follows:

	2013	2014	2015
	$m	$m	$m

Associates	—	—	—
Joint ventures	0.5	0.5	0.5

Total	0.5	0.5	0.5

Set out below are the joint ventures and associates of the Group as at 31 August 2015.

Name of entity	Place of business	Associate / Joint Venture?	% of ownership interest	Measurement method
Léman Manhattan Preparatory School LLC	United States	Associate	10%	Equity
EduAction (Waltham Forest) Limited	UK	Joint Venture	50%	Equity

The associates and joint venture had no other contingent liabilities or capital commitments as at 31 August 2015, 2014 and 2013. Léman Manhattan Preparatory School LLC requires the parent’s consent to distribute its profits, as the associate is in a loss making position the parent does not foresee such distributions at reporting date. EduAction (Waltham Forest) Limited cannot distributed its profits without the consent from the two venture partners.

In the opinion of the directors, the above joint venture and associates are not material to the Group and as such no summarized financial information for Léman Manhattan Preparatory School LLC and EduAction (Waltham Forest) Limited is disclosed.

The total non-controlling interest for the year is $3.9 million, the Directors have assessed that the non-controlling interest of British International School, Vietnam; British Vietnamese International School Royal, Vietnam; British International School — Hanoi; The British Vietnamese International School (Kindergarten), The British Vietnamese International School (Primary), The British Vietnamese International School (Secondary and High School), Camplife Limited is immaterial to the Group’s financial position and financial performance for separate disclosure of the underlying business financial performance, financial position and cash flow in accordance with IFRS 12.

* Investment held indirectly by 100% owned subsidiary of the Group.

^ Investments held 100% within the Group by more than one subsidiary of the Group

+The Companies denoted are direct subsidiaries of the Group

d Material assets of subsidiary form part of security arrangement for borrowings (see note 17)

S Share capital of subsidiary is pledged as security for borrowings (see note 17)

G Subsidiary is a guarantor under the security arrangement for borrowings (see note 17)

H The Group holds interests of less than 50% of certain companies. Where indicated, these companies are consolidated by the Group due to the majority of the economic interests in these companies in the form of both the right to receive dividends and the right to full distribution on liquidation and majority of voting rights.

Notes to the financial statements for the year ended 31 August 2015 (continued)

14                        Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2013	2014	2015
	$m	$m	$m
Deferred tax assets:

- Deferred tax assets to be recovered after more than 12 months	19.4	17.5	65.0
- Deferred tax asset to be recovered within 12 months	1.8	3.4	5.4

	21.2	20.9	70.4

	2013	2014	2015
	$m	$m	$m
Deferred tax liabilities:

- Deferred tax liability to be recovered after more than 12 months	(33.9)	(42.9)	(105.8)
- Deferred tax liability to be recovered within 12 months	(1.4)	(2.6)	(8.3)

	(35.3)	(45.5)	(114.1)

Deferred tax liabilities (net)	(14.1)	(24.6)	(43.7)

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities
	2013	2014	2015	2013	2014	2015
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	0.4	0.3	0.2	(6.6)	(6.6)	(16.9)
Intangible assets	—	—	—	(25.6)	(33.3)	(88.0)
Employee benefits	1.4	1.6	5.7	—	—	—
Tax value of loss carry-forwards	5.2	5.6	47.8	—	—	—
Provisions and accruals	14.2	13.4	16.7	(0.4)	(4.2)	(7.9)
Goodwill	—	—	—	(1.0)	(1.4)	(1.3)
Other	—	—	—	(1.7)	—	—

Tax assets / (liabilities)	21.2	20.9	70.4	(35.3)	(45.5)	(114.1)

Net tax liabilities	—	—	—	(14.1)	(24.6)	(43.7)

Notes to the financial statements for the year ended 31 August 2015 (continued)

14                        Deferred tax assets and liabilities

Movement in deferred tax

	1 September 2012	Recognised in income statement	Recognised in comprehensive income	Foreign exchange movements	Acquired in business combination	31 August 2013
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	(0.4)	(3.5)	—	—	(2.3)	(6.2)
Intangible assets	(9.2)	0.6	—	(0.1)	(16.9)	(25.6)
Employee benefits	1.2	—	0.2	—	—	1.4
Tax value of loss carry-forwards	1.0	4.0	—	(0.1)	0.3	5.2
Provisions and accruals	3.6	2.7	—	—	7.5	13.8
Goodwill	(0.6)	(0.4)	—	—	—	(1.0)
Other	—	(1.7)	—	—	—	(1.7)

	(4.4)	1.7	0.2	(0.2)	(11.4)	(14.1)

	1 September 2013	Recognized in income statement	Recognized in comprehensive income	Foreign exchange movements	Acquired in business combination	31 August 2014
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	(6.2)	—	—	(0.1)	—	(6.3)
Intangible assets	(25.6)	(1.2)	—	(0.1)	(6.4)	(33.3)
Employee benefits	1.4	0.1	0.2	(0.1)	—	1.6
Tax value of loss carry-forwards	5.2	0.4	—	—	—	5.6
Provisions and accruals	13.8	(4.5)	—	(0.1)	—	9.2
Goodwill	(1.0)	(0.3)	—	(0.1)	—	(1.4)
Other	(1.7)	1.8	—	(0.1)	—	—

	(14.1)	(3.7)	0.2	(0.6)	(6.4)	(24.6)

	1 September 2014	Recognized in income statement	Recognized in comprehensive income	Foreign exchange movements	Acquired in business combination	31 August 2015
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	(6.3)	2.5	—	(0.3)	(12.6)	(16.7)
Intangible assets	(33.3)	3.8	—	1.7	(60.2)	(88.0)
Employee benefits	1.6	0.4	0.9	(1.0)	3.8	5.7
Tax value of loss carry-forwards	5.6	5.9	—	—	36.3	47.8
Provisions and accruals	9.2	(2.4)	—	(0.8)	2.8	8.8
Goodwill	(1.4)	—	—	0.1	—	(1.3)

	(24.6)	10.2	0.9	(0.3)	(29.9)	(43.7)

Notes to the financial statements for the year ended 31 August 2015 (continued)

15                        Trade and other receivables

	2013	2014	2015
	$m	$m	$m
Current
Trade receivables	50.8	74.3	99.1
Less: Provision for impairment of trade receivables (See note 23)	(1.1)	(4.7)	(6.8)

Net trade receivables (See note 23b)	49.7	69.6	92.3

Prepayments	16.9	15.6	29.8
Accrued income	0.2	3.8	0.2
Other receivables	16.4	5.8	8.8

	83.2	94.8	131.1

Non-current
Other receivables	12.4	9.2	37.9

In 2015, 2014 and 2013, non-current receivables mainly relate to rental deposits on a Premium School site which is not recoverable for at least 12 months from this date. Additionally, in 2013 the balance also included cash deposits that cannot be drawn until at least 12 months after the balance sheet date.

16                        Cash and cash equivalents

	1 September 2013	31 August 2014	31 August 2015
	$m	$m	$m

Cash and cash equivalents (excluding bank overdraft)	222.9	256.4	317.0

Notes to the financial statements for the year ended 31 August 2015 (continued)

17                        Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group and Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate and foreign currency risk, see note 23, Financial instruments.

	1 September 2013	31 August 2014	31 August 2015
	$m	$m	$m

Current liabilities
Bank overdraft	51.8	90.2	90.7
5.75% senior secured notes	—	—	1.1
Current portion of secured bank loans	8.7	20.0	0.2
Current portion of term loan due 2021	—	3.2	6.3
Current portion of 10.25% Senior secured notes due 2017	20.8	—	—
Current portion of 8.5% Senior PIK toggle notes due 2018	1.1	—	—

	82.4	113.4	98.3

Non-current liabilities
Secured bank loans	5.3	—	—
10.25% Senior secured notes due 2017	484.6	—	—
8.50% Senior PIK toggle notes due 2018	140.5	—	—
5.75% senior secured notes	—	—	199.8
Term loan due 2021	—	499.2	866.5

	630.4	499.2	1,066.3

All borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. The Group subsidiaries which are party to this arrangement are detailed in note 13, Subsidiaries, along with details of certain Group entities whose share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

Terms and debt repayment schedule

				Face	Carrying	Face	Carrying	Face	Carrying
		Nominal	Year	value	amount	value	amount	value	amount
	Currency	interest rate	of maturity	2013 $m	2013 $m	2014 $m	2014 $m	2015 $m	2015 $m
Bank overdraft	US $			51.8	51.8	90.2	90.2	90.7	90.7
Working capital facility	RMB	6.6%	2014	13.9	13.9	—	—	—	—
10.25% Senior secured notes	US $	10.25%	2017	490.0	505.4	—	—	—	—
8.50% Senior PIK notes	US $	8.50%	2018	150.0	141.6	—	—	—	—
Business loan	CHF	3.61%	2014	0.1	0.1	—	—	—	—
5.75% senior secured notes	CHF	5.75%	2022	—	—	—	—	208.1	200.9
Term loan *	US $	4.5%-5.0%	2021	—	—	513.7	502.4	897.2	872.8
Revolving credit facility #	US $	4.75%	2021	—	—	20.0	20.0	—	0.2

				705.8	712.8	623.9	612.6	1,196.0	1,164.6

The term loan is a floating rate loan. Changes in interest rates have minimal impact on fair value since loans reprice to the market frequently and on that basis, fair value is assumed to equal carrying value.

Notes to the financial statements for the year ended 31 August 2015 (continued)

17                        Interest-bearing loans and borrowings (continued)

The 5.75% senior secured notes are a fixed rate Swiss bond and the fair value is derived from quoted prices (unadjusted) in active markets for these financial liabilities.

All interest is settled by cash payments on the required date.

* The term loan facility bears interest based on applicable margin percentages of 3.0% per annum for base rate loans and 4.0% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

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

On 31 March 2014, the Group also repaid and terminated our previous super senior revolving facility using proceeds from the initial public offering. (see note 4c)

On 2 March 2015, the Group drew down an additional $150.0 million on the term loan facility.

On 25 June 2015, the Group further drew down on additional $240.0 million on the term loan facility and issued CHF 200 million 5.75% senior secured notes.

On 27 August 2015, the Group also repaid the outstanding amount owing for the Revolving Credit Facility using the proceeds from the term loan facility extension and 5.75% senior secured notes proceeds.

Maturity of the Group’s borrowings are as follows:

	2013	2014	2015
	$m	$m	$m

Less than one year	82.4	113.4	98.3
Between one and five years	630.4	13.4	859.8
More than five years	—	485.8	206.5

	712.8	612.6	1,164.6

Notes to the financial statements for the year ended 31 August 2015 (continued)

18           Finance lease liabilities

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	2013	2014	2015
	$m	$m	$m
Gross finance lease liabilities — minimum lease payments:
No later than 1 year	(0.0)	(0.0)	3.7
Later than 1 year and no later than 5 years	—	—	11.9
Later than 5 years	—	—	194.2

	(0.0)	(0.0)	209.8
Future finance charges on finance lease liabilities	(0.0)	(0.0)	(161.5)

Present value of finance lease liabilities	(0.0)	(0.0)	48.3

The present value of finance lease liabilities is as follows:
No later than 1 year	(0.0)	(0.0)	0.3
Later than 1 year and no later than 5 years	—	—	1.0
Later than 5 years	—	—	47.0

	(0.0)	(0.0)	48.3

The difference between the minimum lease payments and the present value of the finance lease liabilities are due to the long duration of the lease (75 years remaining).

19           Trade and other payables

	2013	2014	2015
	$m	$m	$m
Current
Trade payables due to third parties	12.3	12.4	31.3
Other taxes and social security	1.6	3.1	3.1
Amounts owed to parent undertaking	23.1	—	—
Amounts owed to related parties	1.5	0.2	0.2
Other payables	37.6	21.3	51.0
Contingent consideration (see note 2)	—	—	25.0
Deferred consideration	—	2.0	21.1
Accrued expenses	20.7	24.7	39.2

	96.8	63.7	170.9

Non-current
Other payables	38.5	47.7	30.5
Deferred consideration	—	3.0	15.2

	38.5	50.7	45.7

Notes to the financial statements for the year ended 31 August 2015 (continued)

20           Employee benefits

Pension plans

The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group’s employees in the UK and Switzerland.

Defined contribution plans

The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was $2.1 million (2014 - $1.2 million; 2013 - $1.0 million), recognized in the Consolidated income statement.

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

Actuarial valuation reports have been requested by the Group for both the Nord Anglia Joint Pension Scheme and The Wyburn School Limited Pension and Life Assurance Scheme (1985). Given the underlying size of these schemes (1% of the consolidated pension assets and liabilities); any movement as a result of changes reported in the actuarial valuation would not be regarded as significant.

Closure of schemes

At 31 August 2011, all three schemes closed to future accruals and active members became deferred pension members. Whilst the Group will continue to make future employer contributions to the schemes, member contributions will no longer be made.

Other

The most significant other schemes are the funded defined benefit schemes which operate in Switzerland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the Swiss schemes as at 31 August 2015. In addition to this, there is one arising from College Du Léman SARL due to the acquisition. Another defined benefit scheme is operated in Thailand.

The valuations used for IAS 19R have been based on the most recent actuarial valuations and updated to take account of the requirements of IAS 19R in order to assess the liabilities of the scheme as at 31 August 2015. The details of the IAS 19R valuations are set out in the following tables:

Notes to the financial statements for the year ended 31 August 2015 (continued)

20           Employee benefits (continued)

Pension plans (continued)

Principal assumptions

The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	UK			Switzerland
	2013%	2014%	2015%	2013%	2014%	2015%

Discount rate	4.90	4.20	3.90	2.20	1.80	0.83
Price inflation	3.65	3.40	3.50	1.50	1.50	0.78
Rate of increase in salaries	n/a	n/a	n/a	1.00	1.00	1.30
Rate of increase in pension payments	3.65	3.40	3.50	1.50	n/a	0.00
Expected return on plan assets	5.54	n/a	n/a	2.50	n/a	n/a

Mortality assumptions

The assumptions relating to longevity underlying the UK and Swiss pension liabilities at the reporting date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The following table illustrates the expectation of life of an average member retiring at age 65 at the reporting date.

		UK			Switzerland
		2013 Years	2014 years	2015 years	2013 years	2014 years	2015 years

Retiring at reporting date at age 65:	Male	22.1	22.2	23.0	21.1	21.3	21.5
	Female	24.4	22.4	24.9	23.6	23.8	24.0

Retiring 20 years after the end of the reporting period:	Male	23.4	23.5	24.3	23.1	23.1	23.2
	Female	25.9	26.0	26.4	25.5	25.6	25.7

The sensitivity of the defined benefit obligation to changes in the weighted principal assumption is:

		UK		Switzerland
		Increase in assumption by 0.25%	Decrease in assumption by 0.25%	Increase in assumption by 0.25%	Decrease in assumption by 0.25%
Discount rate	Change in obligation	Decrease by 5.8%	Increase by 5.8%	Decrease by 3.7%	Increase by 4.0%
Inflation		Increase by 5.8%	Decrease by 5.8%	Increase by 0.8%	Decrease by 0.8%

		Increase by 1 year in assumption	Decrease by 1 year in assumption	Increase by 1 year in assumption	Decrease by 1 year in assumption
Life expectancy	Change in obligation	Increase by 2.9%	Decrease by 2.9%	Increase by 1.9%	Decrease by 1.9%

Notes to the financial statements for the year ended 31 August 2015 (continued)

20                        Employee benefits (continued)

Rates of return on scheme assets

The fair value of the assets in the defined benefit pension schemes are as follows:

	UK			Switzerland
	2013 $m	2014 $m	2015 $m	2013 $m	2014 $m	2015 $m

Equities	22.8	28.0	15.4	—	—	—
Diversified Growth Assets	9.6	11.3	11.1	—	—	—
Corporate bonds	1.2	1.3	9.5	—	—	—
Cash	0.8	2.2	4.2	—	—	—
With profit funds	0.8	0.8	2.4	—	—	—
Insurance assets	—	—	0.4	21.1	22.8	69.6

	35.2	43.6	43.0	21.1	22.8	69.6

Actual return on plan assets	4.8	4.3	1.6	0.0	0.9	0.4

Notes to the financial statements for the year ended 31 August 2015 (continued)

20                        Employee benefits (continued)

Movement in pension deficit during the financial year

Changes in the fair value of defined benefit pension assets are as follows:

	UK			Switzerland
	2013 $m	2014 $m	2015 $m	2013 $m	2014 $m	2015 $m

Opening fair value of the defined benefit pension assets	31.4	35.2	43.6	19.2	21.1	22.8
Business combination (see note 2)	—	—	—	—	—	49.5
Interest income	1.7	1.9	1.7	0.5	0.5	0.5
Return on plan assets greater than discount rate	3.2	2.4	(0.0)	(0.5)	0.4	(0.9)
Contributions by employer	0.7	3.1	3.1	1.4	1.5	2.3
Contributions by members	—	—	—	1.3	1.2	1.8
Benefits paid	(0.9)	(1.6)	(2.2)	(1.2)	(2.4)	(4.0)
Foreign currency translation	(0.9)	2.6	(3.2)	0.4	0.5	(2.4)

Closing fair value of defined benefit pension assets	35.2	43.6	43.0	21.1	22.8	69.6

Changes in the fair value of defined benefit pension obligation are as follows:

	UK			Switzerland
	2013 $m	2014 $m	2015 $m	2013 $m	2014 $m	2015 $m

Opening defined benefit pension obligation	(56.8)	(51.1)	(62.2)	(24.2)	(27.4)	(29.9)
Business combination (see note 2)	—	—	—	—	—	(63.3)
Current service cost	—	—	—	(1.6)	(1.9)	(2.9)
Past Service Cost	—	—	—	—	0.1	0.6
Interest cost	(2.1)	(2.6)	(2.3)	(0.5)	(0.7)	(0.6)
Actuarial losses	5.5	(6.4)	(7.1)	(0.5)	(1.5)	(3.3)
Contributions by members	—	—	—	(1.3)	(1.2)	(1.8)
Benefits paid	0.9	1.6	2.2	1.2	2.4	4.0
Foreign currency translation	1.4	(3.7)	4.6	(0.5)	0.3	2.9

Closing defined benefit pension obligation	(51.1)	(62.2)	(64.8)	(27.4)	(29.9)	(94.3)

Notes to the financial statements for the year ended 31 August 2015 (continued)

20           Employee benefits (continued)

Movement in pension deficit during the financial year (continued)

The amounts that have been charged to the Consolidated Income Statement and Consolidated Statement of Comprehensive Income for the three years ended 31 August 2015 are set out below:

	UK			Switzerland
$m	2013	2014	2015	2013	2014	2015
Analysis of the amount charged to operating profit:
Current service cost	—	—	—	(1.6)	(1.9)	(2.9)
Past service cost	n/a	n/a	n/a	—	0.1	0.6

Analysis of the amount credited/(charged) to finance income/(cost):
Interest on defined benefit pension assets	1.7	1.9	1.7	0.5	0.5	0.5
Interest on defined benefit pension obligation	(2.1)	(2.6)	(2.3)	(0.5)	(0.7)	(0.6)

Net pension finance expense	(0.4)	(0.7)	(0.6)	0.0	(0.2)	(0.1)

Total charged to the Consolidated Income Statement	(0.4)	(0.7)	(0.6)	(1.6)	(2.0)	(2.4)

Analysis of the amount recognized in the Consolidated Statement of Comprehensive Income:
Remeasurement gains/(losses):
- Actuarial changes arising from changes in demographic assumptions	—	—	(0.9)	—	—	—
- Actuarial changes arising from changes in financial assumptions	4.8	(6.4)	(5.5)	0.3	(1.2)	(2.7)
- Experience adjustments	3.9	—	(0.7)	0.7	(0.3)	(0.6)

	8.7	(6.4)	(7.1)	(1.0)	(1.5)	(3.3)
Return on plan asset excl. interest income	—	2.4	(0.0)	—	0.4	(0.9)

Total gains/(losses) recognized in the Consolidated Statement of Comprehensive Income	8.7	(4.0)	(7.1)	(1.0)	(1.1)	(4.2)

The cumulative losses recognized through the Consolidated Statement of Comprehensive Income since the date of transition to IFRS (1 September 2009) are UK: $14.0 million (2014 - $6.9 million; 2013 - $2.9 million); and since the date of acquisition - Switzerland: $7.2 million (2014 - $3.0 million; 2013 - $1.9 million).

Notes to the financial statements for the year ended 31 August 2015 (continued)

20                        Employee benefits (continued)

Summary of movements in the deficit during the financial year

	UK			Switzerland
	2013 $m	2014 $m	2015 $m	2013 $m	2014 $m	2015 $m
Deficit in schemes at the beginning of the year	(25.4)	(15.9)	(18.6)	(5.0)	(6.3)	(7.1)
Business combination	—	—	—	—	—	(13.8)
Current service cost	—	—	—	(1.6)	(1.9)	(2.9)
Past service cost	—	—	—	—	0.1	0.6
Net pension finance expense	(0.4)	(0.7)	(0.6)	0.0	(0.2)	(0.1)
Return on plan asset, excluding amount included in interest expense	—	2.4	(0.0)	—	0.4	(0.9)
Contributions by employer	0.7	3.1	3.1	1.4	1.5	2.3
Foreign currency translation	0.5	(1.1)	1.4	(0.1)	0.8	0.5
Actuarial losses	8.7	(6.4)	(7.1)	(1.0)	(1.5)	(3.3)

Deficit in schemes at the end of the year net of deferred tax	(15.9)	(18.6)	(21.8)	(6.3)	(7.1)	(24.7)

History of movements

The historical movement in defined benefit pension schemes’ assets and liabilities are as follows:

	2011 $m	2012 $m	2013 $m	2014 $m	2015 $m

Closing fair value of defined benefit pension assets	50.3	50.6	56.3	66.4	112.6
Present value of liabilities	(64.9)	(81.0)	(78.5)	(92.2)	(159.1)

Pension deficit	(14.6)	(30.4)	(22.2)	(25.8)	(46.5)

Deficit in the Thailand pension scheme amounted to $0.1 million (2014 - $0.1 million).

Expected contributions

A funding plan in respect of the Lifetime scheme has been agreed with the trustees for the period from September 2013 to 2020. An amount of $3.5 million was paid in September 2015 (September 2014 - $2.9 million, September 2013 - $2.7 million).

The Group expects to make normal cash contributions of approximately $7.9 million (2014 - $4.7 million, 2013 - $4.2 million) to defined benefit schemes in the financial year ending 31 August 2016.

Notes to the financial statements for the year ended 31 August 2015 (continued)

20           Employee benefits (continued)

Share-based payments

2014 Equity Incentive Award Plan

Share options are granted to directors and selected employees. The exercise price of the granted options is equal to the market price of the shares on the date of the grant. Options are conditional on the employee remaining in employment during the vesting period. The 1st allocation of options were exercisable in January 2015 and options thereafter are exercisable on the anniversary of the grant.

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

A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

	Issued 2014	Issued 2015

Exercise price	$18.00	$19.57
Equity price	$18.00	$19.57
Volatility	33.63%	35.50%
Dividend yield	0%	0%
Risk free interest rate	1.79%	1.41%
Expected life to exercise	6.25 years	6.25 years
Number of shares awarded	451,100	519,400

The fair value of each share was calculated as 2015 - $7.28 (2014 - $6.55).

Set out in the table below summarizes the options granted under the plan:

	2014		2015
	Average exercise price per share option $	Share options (thousands)	Average exercise price per share option $	Share options (thousands)

At 1 September	—	—	18.09	448.7
Granted	18.09	448.7	19.57	519.4
Forfeited	—	—	18.50	41.5
Exercised *	—	—	18.00	8.2
Expired	—	—	—	—

At 31 August	18.09	448.7	18.90	918.4

Vested and exercisable at 31 August	—	—	18.09	97.4

* The weighted average share price at the date of exercise of options exercised during the year ended 31 August 2015 was $21.20 (2014 — not applicable).

Notes to the financial statements for the year ended 31 August 2015 (continued)

20           Employee benefits (continued)

Share-based payments (continued)

No options expired during the period covered by the above tables.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Share options
Grant date	Expiry date	Exercise price ($)	2014 (thousands)	2015 (thousands)

30 May 2014	30 May 2024	18.00	425.6	389.2
14 July 2014	30 May 2024	19.58	23.1	23.1
9 January 2015	8 January 2025	19.57	—	506.1

			448.7	918.4

Weighted average remaining contractual life of options outstanding at end of period			9.8 years	9.1 years

Lapsed scheme

Prior to IPO in 2014, a share based payment scheme existed that provided management with the option to acquire class B — E shares, if certain vesting conditions were satisfied.

In March 2014 all vesting conditions on awards were fully satisfied and exercised as B — E shares by the holder. All classes of B- E shares were converted into ordinary shares on March 31, 2014 (see note 22).

Following the conversion, the scheme was extinguished with all charges fully recognized in the profit and loss prior to the conversion and extinguishment. No further options will be granted under this scheme and has been replaced by the 2014 Equity Incentive Award Plan.

A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

	Shares issued 2013	Shares issued 2012	Shares issued 2011	Shares issued 2010

Exercise price	$0.016281	$0.016281	$0.016281	$0.01551
Equity price (fair value)	$1.37	$1.37	$0.1791	$0.1160
Volatility	100%	100%	100%	100%
Dividend yield	0%	0%	0%	0%
Risk free interest rate	6%	6%	5%	5%
Expected life to exercise	3 years	3 years	1.5 years	2.5 years
Number of shares exercised	51,599	222,800	360,145	1,059,414

Notes to the financial statements for the year ended 31 August 2015 (continued)

21                        Provisions for other liabilities and charges

	Property	Legal	Other	Total
	$m	$m	$m	$m
Balance at 1 September 2012	0.9	—	4.5	5.4
Provisions made during the year	—	0.7	3.1	3.8
Provisions used during the year	(0.7)	—	(2.2)	(2.9)
Provisions reversed during year	(0.2)	—	(0.3)	(0.5)
Foreign exchange	—	—	0.0	0.0

Balance as at 31 August 2013	—	0.7	5.1	5.8

Balance at 1 September 2013	—	0.7	5.1	5.8
Provisions made during the year	—	—	0.1	0.1
Provisions used during the year	—	(0.4)	(3.8)	(4.2)
Provisions reversed during year	—	—	—	—
Foreign exchange	—	—	0.0	0.0

Balance as at 31 August 2014	—	0.3	1.4	1.7

Balance at 1 September 2014	—	0.3	1.4	1.7
Provisions made during the year	—	0.8	0.0	0.8
Provisions reversed during the year	—	(0.3)	(0.5)	(0.8)

Balance at 31 August 2015	—	0.8	0.9	1.7

Current	—	—	—	—
Non-current	—	0.8	0.9	1.7

	—	0.8	0.9	1.7

Legal provisions relate to school acquisition cost with the integration of newly acquired subsidiaries and is unlikely to be utilized within one year. Other provisions relate to costs associated with overseas employees. The overseas employee provision is likely to be utilized over several years, although the timing of utilization is uncertain.

Notes to the financial statements for the year ended 31 August 2015 (continued)

22                        Capital and reserves

Group and Company

Share capital

		31 August 2013		31 August 2014		31 August 2015
Authorized	No.	$m	No.	$m	No.	$m

Ordinary shares of $0.01 each	—	—	2,000,000,000	20.0	2,000,000,000	20.0
Ordinary shares ‘A’ of $0.016281 each	300,000,000	4.8	—	—	—	—
Ordinary shares ‘B’ of $0.016281 each	841,623	0.0	—	—	—	—
Ordinary shares ‘C’ of $0.016281 each	210,406	0.0	—	—	—	—
Ordinary shares ‘D’ of $0.016281 each	273,527	0.0	—	—	—	—
Ordinary shares ‘E’ of $0.016281 each	3,000,000	0.1	—	—	—	—
Ordinary shares ‘F’ of $0.016281 each	801,653	0.0	—	—	—	—
Ordinary shares ‘G’ of £0.01 each	100,000,000	1.6	—	—	—	—
Deferred shares of $0.016281 each	200,000,000	3.3	—	—	—	—
Dollar deferred shares of $0.01 each	6,500,000,000	65.0	—	—	—	—
Redeemable Preference shares of $1.00 each	65,246,057	65.2	—	—	—	—
Redeemable New preference shares of $0.01 each	4,475,805	0.1	—	—	—	—

	7,174,849,071	140.1	2,000,000,000	20.0	2,000,000,000	20.0

Notes to the financial statements for the year ended 31 August 2015 (continued)

22                        Capital and reserves (continued)

		31 August		31 August 2014		31 August 2015
Allotted, called up and fully paid	No.	2013	No.	$m	No.	$m

Ordinary shares of $0.01 each	—	—	97,747,778	1.0	104,091,367	1.0
Ordinary shares ‘A’ of $0.016281 each	137,045,844	2.2	—	—	—	—
Ordinary shares ‘B’ of $0.016281 each	841,623	0.0	—	—	—	—
Ordinary shares ‘C’ of $0.016281 each	210,406	0.0	—	—	—	—
Ordinary shares ‘D’ of $0.016281 each	136,763	0.0	—	—	—	—
Ordinary shares ‘E’ of $0.016281 each	2,212,188	0.1	—	—	—	—
Ordinary shares ‘F’ of $0.016281 each	801,653	0.0	—	—	—	—
Deferred shares of $0.016281 each	100	0.0	—	—	—	—
Dollar deferred shares of $0.01 each	—	0.0	—	—	—	—
Redeemable Preference shares of $1.00 each	65,246,057	65.2	—	—	—	—
Redeemable New preference shares of $0.01 each	2,113,052	0.0	—	—	—	—

	208,607,686	67.5	97,747,778	1.0	104,091,367	1.0

* Redeemable preference shares (RPS) were classified as equity as the terms of the RPS were that the redemption rights were at the full discretion of the issuer.

•                  Only the issuer had the option to redeem the shares at a future date, i.e. the holder could not call the shares.

•                  The RPS had the same rights as the ordinary shares with respect to dividends and there was not mandatory right for the holder to receive dividends. Payment of dividends was at the discretion of the issuer.

As such it was determined that the RPS had equity features and there was an unconditional right to defer payment and this was treated as equity in accordance with IAS 32.

Notes to the financial statements for the year ended 31 August 2015 (continued)

22                        Capital and reserves (continued)

	Ordinary shares $m	Redeemable preference shares $m	Share premium $m
At 1 September 2013	2.3	65.2	256.5

Issued during the year	1.0	0.0	366.9
Transaction cost recognised directly in equity	—	—	(29.6)
Return of capital to pre IPO shareholders	—	—	4.0
Forgiveness of the loan	—	—	14.3
Distribution to parent	—	—	(15.0)
Share redemption	(2.3)	(65.2)	—

At 31 August 2014	1.0	—	597.1

Issued during the year	0.0	—	148.6
Transaction cost recognized directly in equity	—	—	(10.8)
Exercise share options	—	—	0.3

At 31 August 2015	1.0	—	735.2

	2013 $m	2014 $m	2015 $m

Shares classed as liabilities	—	—	—
Shares classified in shareholders’ funds	67.5	1.0	1.0

Shares classified in shareholders’ funds	67.5	1.0	1.0

The holders of Ordinary shares are entitled to receive notice of, attend, speak and vote at any general meeting of the Company. The Ordinary shares are entitled to receive dividends.

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

On 31 March 2014, the Company completed its initial public offering and issued 21,850,000 ordinary shares at $16.00 per share, raising gross proceed of $349.6 million. This included shares issued pursuant to the exercise of the underwriters’ overallotment option, raising net proceeds of $320.0 million, net of offering costs. On the same day the existing 208,607,689 ordinary and preference shares were redeemed and replaced with 75,897,778 ordinary shares of the Company.

On 2 March 2015, 1,050,000 ordinary shares at $21.32 per share were issued as part of the purchase consideration for the acquisition of the British International Schools Group, Vietnam (see note 2).

On 25 June 2015, the Company to part fund the acquisition of the Sterling International Schools C Corporation issued 5,260,000 ordinary shares at $24.00 per share, raising gross proceeds of $126.2 million to part fund the acquisition of the six Meritas schools.

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

Notes to the financial statements for the year ended 31 August 2015 (continued)

23                        Financial instruments

23 (a) Fair values of financial instruments

Trade and other receivables

The fair value of trade and other receivables, is estimated as the present value of future cash flows, discounted at the effective rate of interest at the reporting date if the effect is material.

Trade and other payables

The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the effective rate of interest at the reporting date if the effect is material.

Cash and cash equivalents

The fair value of cash and cash equivalents is estimated as its carrying amount where the cash is repayable on demand. Where it is not repayable on demand then the fair value is estimated at the present value of future cash flows, discounted at the effective rate of interest at the reporting date.

Interest-bearing borrowings

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the effective rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Derivative financial instruments

The fair value of call option is determined through the use of valuation techniques which maximize observable market data as the instruments are not traded in an active market.

Fair values

The fair values of all financial assets and financial liabilities by class together with their carrying amounts shown in the balance sheet are as follows:

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2013	2013	2014	2014	2015	2015
	$m	$m	$m	$m	$m	$m

Derivate financial assets
Financial asset classified at fair value through profit or loss	—	—	—	—	—	—

Loans and receivables
Cash and cash equivalents (see note 16)	222.9	222.9	256.4	256.4	317.0	317.0
Other loans and receivables	75.1	75.1	81.5	81.5	117.0	117.0

Total financial assets	298.0	298.0	337.9	337.9	434.0	434.0

Derivative financial liabilities
Financial liabilities classified at fair value through profit or loss	—	—	—	—	(3.0)	(3.0)

Financial liabilities measured at amortized cost
Other interest-bearing loans and borrowings (see note 17)	(712.8)	(765.2)	(612.6)	(612.6)	(1,164.6)	(1,176.1)
Trade and other payables	(111.8)	(111.8)	(111.2)	(111.2)	(197.3)	(197.3)
Finance lease liabilities	—	—	—	—	(48.3)	(48.3)

Total financial liabilities	(824.6)	(877.0)	(723.8)	(723.8)	(1,413.2)	(1,424.7)

Net financial instruments	(526.6)	(579.0)	(385.9)	(385.9)	(979.2)	(990.7)

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23 (a) Fair values of financial instruments (continued)

Fair value hierarchy

The table below analyses financial instruments measured at fair value, into a fair value hierarchy based on the valuation technique used to determine fair value.

•                  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•                  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
2013	$m	$m	$m	$m

Cash and cash equivalents	222.9	—	—	222.9
Other loans and receivables	—	75.1	—	75.1
Trade and other payables	—	(111.8)	—	(111.8)
Finance lease liabilities	—	(0.0)	—	(0.0)
Other interest-bearing loans	—	(765.2)	—	(765.2)
Financial liabilities designated at fair value through profit and loss	—	—	—	—
Derivative financial assets	—	—	—	—
Derivative financial liabilities	—	—	—	—

	222.9	(801.9)	—	(579.0)

	Level 1	Level 2	Level 3	Total
2014	$m	$m	$m	$m
Cash and cash equivalents	256.4	—	—	256.4
Other loans and receivables	—	81.5	—	81.5
Trade and other payables	—	(111.2)	—	(111.2)
Finance lease liabilities	—	(0.0)	—	(0.0)
Other interest-bearing loans	—	(612.6)	—	(612.6)
Financial liabilities designated at fair value through profit and loss	—	—	—	—
Derivative financial assets	—	—	—	—
Derivative financial liabilities	—	—	—	—

	256.4	(642.3)	—	(385.9)

	Level 1	Level 2	Level 3	Total
2015	$m	$m	$m	$m
Cash and cash equivalents	317.0	—	—	317.0
Other loans and receivables	—	117.0	—	117.0
Trade and other payables	—	(197.3)	—	(197.3)
Finance lease liabilities	—	(48.3)	—	(48.3)
Other interest-bearing loans	—	(1,176.1)	—	(1,176.1)
Financial liabilities designated at fair value through profit and loss	—	—	—	—
Derivative financial assets	—	—	—	—
Derivative financial liabilities	—	—	3.0	3.0

	317.0	(1,304.7)	3.0	(984.7)

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23 (a) Fair values of financial instruments (continued)

Transfers between level 2 and 3

There are no transfers between level 2 and 3 in the year.

Description of significant unobservable inputs to valuation

The valuation of the financial derivative liability, a call option to purchase the remaining 10% interest in the British International Schools Group, Vietnam is dependent on the future cash flows of the underlying business as well as the market capitalization of the Company. We adopted the Put-Call Parity to perform the valuation on this call option.

Reconciliation of fair value measurement using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended 31 December 2015:

Call option $m
As at 1 September 2014	—
Acquisitions	3.0

As at 31 August 2015	3.0

23 (b) Credit risk

Financial risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, bank balances. This credit risk is minimized by a policy under which the Group only enters into such contracts with companies, governments, banks and financial institutions with strong credit ratings within limits set for each organization. In respect of derivatives, dealing activity is closely controlled and counterparty positions are monitored regularly. No credit limits were exceeded during the year and the Group does not anticipate that any losses will arise from non-performance by these counterparties.

Exposure to credit risk

The carrying amount of financial assets other than cash and cash equivalents represents the maximum credit exposure. Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. The maximum exposure to credit risk at the reporting date was $117.0 million (2014 - $81.5 million, 2013 - $75.1 million) being the total of the carrying amount of financial assets.

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23 (b) Credit risk (continued)

Financial assets

The maximum exposure to credit risk for financial assets at the reporting date by currency was:

	2013	2014	2015
	$m	$m	$m

Sterling	7.2	4.6	4.1
Dollar and Dollar peg currencies	22.9	30.4	51.4
Chinese Renminbi	15.0	3.9	6.3
European currencies (excluding Sterling)	8.6	11.3	9.9
Malaysian Ringgit	4.6	0.8	0.6
Swiss Franc	13.7	25.3	28.3
Thai Baht	3.1	3.0	3.7
Singapore Dollar	—	2.2	1.5
Vietnamese Dong	—	—	10.1
Mexican Peso	—	—	1.1

	75.1	81.5	117.0

The maximum exposure to credit risk for financial assets at the reporting date by type of counterparty was:

	2013	2014	2015
	$m	$m	$m

School fees	40.1	60.4	88.5
Amounts receivable through other contracts	9.6	9.3	3.8
Rental deposits	—	3.6	15.1
Cash deposit accounts	13.9	—	—
Others	11.5	8.2	9.6

	75.1	81.5	117.0

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23 (b) Credit risk (continued)

Credit quality of financial assets and impairment losses

The ageing of trade receivables at the reporting date was:

	2013				2014
	Not impaired	Subject to impairment	Provision for impairment	Total	Not impaired	Subject to impairment	Provision for impairment	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Not past due	24.7	—	—	24.7	40.8	0.1	(0.1)	40.8
Less than 1 month past due	11.2	—	—	11.2	8.2	—	—	8.2
1 – 3 months past due	11.2	—	—	11.2	20.5	0.3	(0.3)	20.5
More than 3 months past due	—	3.7	(1.1)	2.6	—	4.4	(4.3)	0.1

	47.1	3.7	(1.1)	49.7	69.5	4.8	(4.7)	69.6

	2015
	Not impaired	Subject to impairment	Provision for impairment	Total
	$m	$m	$m	$m

Not past due	35.5	0.0	(0.0)	35.5
Less than 1 month past due	22.5	0.1	(0.1)	22.5
1 – 3 months past due	29.3	0.2	(0.2)	29.3
More than 3 months past due	—	11.5	(6.5)	5.0

	87.3	11.8	(6.8)	92.3

The Group defines impaired trade receivables to include those in legal hands or unrecoverable due to financial difficulties. The trade receivables that are past due but not impaired relate to customers for whom there is no history of default.

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23 (b) Credit risk (continued)

Credit quality of financial assets and impairment losses (continued)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2013	2014	2015
	$m	$m	$m

Balance at 1 September	0.9	1.1	4.7
Impairment loss recognized	0.9	3.9	5.6
Impairment loss reversed	(0.7)	(0.3)	(2.2)
Impairment loss written off	—	—	(1.2)
Effect of foreign exchange movements	0.0	0.0	(0.1)

Balance at 31 August	1.1	4.7	6.8

Liquidity risk — Group

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	2013					2014
	Undiscounted contractual cash flows	1 year or less	1 to <2years	2 to <5years	5years and over	Undiscounted contractual cash flows	1 year or less	1 to <2years	2 to <5years	5years and over
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Bank overdraft	51.8	51.8	—	—	—	90.2	90.2	—	—	—
Borrowings	912.6	71.8	68.5	772.3	—	688.4	48.6	28.7	85.9	525.2
Finance lease liabilities	0.0	0.0	0.0	—	—	0.0	0.0	—	—	—
Trade and other payables	111.8	103.5	7.7	0.6	—	111.2	60.5	7.6	18.4	24.7
Derivatives	—	—	—	—	—	—	—	—	—	—

	1,076.2	227.1	76.2	772.9	—	889.8	199.3	36.3	104.3	549.9

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23 (c) Liquidity risk (continued)

Liquidity risk — Group

	2015
	Undiscounted contractual cash flows	1 year or less	1 to <2years	2 to <5years	5 years and over
	$m	$m	$m	$m	$m

Bank overdraft	90.7	90.7	—	—	—
Borrowings	1,438.2	69.7	66.0	130.7	1,171.8
Finance lease liabilities	48.3	0.3	0.3	0.7	47.0
Trade and other payables	197.3	167.3	9.6	12.9	7.5
Derivatives	3.0	—	—	3.0	—

	1,777.5	328.0	75.9	147.3	1,226.3

23 (d) Market risk

Financial risk management

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Market risk - Foreign currency risk

The Group has significant and expanding international operations trading in non US dollar currencies. Movements in global exchange rates can cause currency exposures to the Group’s consolidated US dollar financial results. Where stable currencies exist, trade is conducted in local currencies and where appropriate, borrowings are matched in that currency to mitigate the risk of exposure to the Group’s assets and liabilities from exchange rate movements. In countries of operation where currency trading zones are considered to be weaker, some transactions are conducted in US dollars and euros to try to minimize exchange fluctuation risks.

In consideration of benefits against cost, the Group does not hedge its translation exposure, but will consider managing transactional exposures by using forward cover instruments where significant transactions are involved.

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23                        (d) Market risk (continued)

The Group’s exposure to foreign currency risk is as follows. This is based on the carrying amount for monetary financial instruments except derivatives when it is based on notional amounts.

	Sterling	European currencies	US dollar and US dollar peg	Singapore Dollar	Swiss Franc	Total
31 August 2013	$m	$m	$m	$m	$m	$m

Cash and cash equivalents	0.1	7.6	1.9	—	6.9	16.5
Trade and other payables	(0.1)	—	—	—	—	(0.1)

	—	7.6	1.9	—	6.9	16.4

	Sterling	European currencies	US dollar and US dollar peg	Singapore Dollar	Swiss Franc	Total
31 August 2014	$m	$m	$m	$m	$m	$m

Cash and cash equivalents	0.0	0.1	18.4	—	—	18.5
Trade and other payables	(0.1)	—	—	(0.0)	—	(0.1)

	(0.1)	0.1	18.4	(0.0)	—	18.4

	Sterling	European currencies	US dollar and US dollar peg	Singapore Dollar	Swiss Franc	Total
31 August 2015	$m	$m	$m	$m	$m	$m

Cash and cash equivalents	0.0	9.4	15.3	—	15.0	39.7
Trade and other payables	(0.1)	(0.1)	—	(0.0)	—	(0.2)
Other interest-bearing loans	—	—	—	—	(200.9)	(200.9)

	(0.1)	9.3	15.3	(0.0)	(185.9)	(161.4)

Notes to the financial statements for the year ended 31 August 2015 (continued)

23                        Financial instruments (continued)

23 (d) Market risk (continued)

Market risk — Foreign currency risk (continued)

Sensitivity analysis

The following tables demonstrate the sensitivity to a reasonably possible change in US dollar exchange rates, with all other variables held constant. The impact on the Group’s profit or loss is due to changes in the fair value of monetary assets and liabilities. The impact on the Group’s equity is due to the changes in the fair value of non-monetary assets and liabilities. A 4% strengthening (2014 & 2013 - 1% strengthening) of the following currencies against the US dollar at 31 August would have increased/(decreased) equity and profit or loss by the amounts shown below.

	Profit or loss			Equity
	2013	2014	2015	2013	2014	2015
	$m	$m	$m	$m	$m	$m

Sterling	0.3	0.6	3.8	0.6	1.2	15.5
European currencies (excluding Sterling)	0.1	0.1	0.3	0.3	0.3	5.3
Chinese Renminbi	0.5	0.4	1.4	0.4	0.6	2.8
Swiss Franc	0.0	(0.0)	0.5	(0.0)	(0.1)	1.2
Vietnamese Dong	n/a	n/a	0.4	n/a	n/a	0.4
Singaporean dollar	n/a	0.0	0.1	n/a	0.1	0.2
Malaysian Ringgit	0.0	0.0	0.0	n/a	0.1	0.2
Thai Baht	0.0	0.1	0.4	0.0	0.0	0.1
Mexican Peso	n/a	n/a	0.0	n/a	n/a	1.7

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	2013	2014	2015
	$m	$m	$m
Fixed rate instruments
Financial liabilities	647.0	—	200.9

Variable rate instruments
Financial liabilities	65.8	612.6	963.7

The Group does not apply hedge accounting for any of its derivative financial instruments. As such the Group recognizes changes in fair value in respect of any of its derivatives immediately in its income statement.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s debt is predominately variable.

At the 31 August 2015, all of the Groups borrowings were issued at variable and fixed interest rates with the exception of the 5.75% senior secured notes due 2022 which are fixed rate. The impact of a 1% increase in interest rates on the Group’s variable interest rate debt not covered by the derivative financial instruments would be to increase the Group’s interest charge by approximately $9.6 million (2014: $6.1 million, 2013: $5.3 million).

Notes to the financial statements for the year ended 31 August 2015 (continued)

23           Financial instruments (continued)

23 (e) Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell fixed assets to reduce debt.

The Group monitors capital on the basis of the debt to equity ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the Consolidated Balance Sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the Consolidated Balance Sheet plus net debt.

On 31 March 2014, the Group entered into a credit agreement for a $515.0 million senior secured term loan facility and a $75.0 million revolving credit facility. The senior secured term loan was subsequently increased by $150.0 million on 2 March 2015 and further increased by $240.0 million on 25 June 2015 and the revolving credit facility increased to $125.0 million. The Group discharged its obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of 14 April 2014.  Prior to entry into the senior secured term loan facility in March 2014, the Group monitored the Fixed Charge Cover Ratio (“FCCR” — Consolidated EBITDA divided by Consolidated Interest Expense as defined in the indenture governing the $490m senior secured notes). Post entry into the senior secured term loan facility, the Group monitors the Net Leverage Ratio (“NLR” — Debt less Cash and Cash Equivalents divided by Consolidated EBITDA as defined in the facility agreement. In the credit agreement for the senior secured term loan facility, debt is defined as the greater of the Balance Sheet amount of all the debt or the par value of such debt and Consolidated EBITDA is adjusted for the full year impact of acquisitions and interest receivable). The relevant ratios for the three years ended 31 August 2015 were as follows:

	2013	2014	2015
	$m	$m	$m

Total borrowings	712.8	612.6	1,164.6
Less cash and cash equivalents	(222.9)	(256.4)	(317.0)

Net debt	489.9	356.2	847.6
Total equity	20.0	190.7	279.3

Total capital	509.9	546.9	1,126.9

Net debt to total equity ratio	24.5:1	1.9:1	3.0:1

Fixed charge coverage ratio (FCCR)*	2.25	n/a	n/a

Net leverage ratio (NLR)**	3.14	2.75	3.93

* FCCR monitored from 22 March 2012 to 31 March 2014

** NLR monitored from 31 March 2014. 2013 figures are unaudited

23 (f) Offsetting Financial Assets and Financial Liabilities

There are no offsetting financial assets and financial liabilities during the year.

Notes to the financial statements for the year ended 31 August 2015 (continued)

24                        Operating leases

Future aggregate minimum lease payments are as follows:

	2013	2014	2015
	$m	$m	$m
Land and Buildings
Less than one year	47.4	53.8	71.1
Between one and five years	186.7	204.1	252.9
More than five years	351.5	454.4	972.0

	585.6	712.3	1,296.0
Other
Less than one year	0.4	0.4	0.4
Between one and five years	0.3	0.7	0.5
More than five years	—	—	—

	0.7	1.1	0.9

	586.3	713.4	1,296.9

Operating leases are payable at market rates and are not subject to any restrictions other than those that would normally be expected to apply to such agreements. Agreements in respect of properties may be subject to renewal according to the landlord’s terms. There are no new terms of renewal applicable to any other operating lease agreements.

25                        Commitments

Capital commitments

	2013	2014	2015
	$m	$m	$m

Contracted but not provided for	4.3	3.0	9.3
Authorized but not contracted or provided for	27.8	28.6	15.0

	32.1	31.6	24.3

All capital commitments relate to tangible assets.

26                        Contingencies

In 2013 to 2015 all borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. The Group subsidiaries which are party to this arrangement are detailed in note 13, Subsidiaries, along with details of certain Group entities whose share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

The Group has provided the following bank guarantees:

To SCTAI Anglo Iskola KFT for €0.3 million (2014 - $0.4 million, 2013 - $0.4 million) in respect of a 30 year lease of school premises in Budapest. The annual payments under this lease are €0.4 million (2014 - $0.6 million, 2013 - $0.6 million) and the guarantee expires on 14 September 2016.

To Abu Dhabi Education Council for AED1.3 million ($0.4 million, 2014 - $0.4 million, 2013 - $0.3 million) which is open ended.

To Dubai Islamic Bank for AED36.0 million ($9.8 million, 2014 - $9.8 million, 2013 - $9.8 million) in respect of a 13 year lease for school premises in Dubai, the guarantee expires on 15 September 2017.

Notes to the financial statements for the year ended 31 August 2015 (continued)

27                        Related party transactions

Controlling entities

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

Transactions with related parties

During the year the Group and Company entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at 31 August with other related parties are as follows:

	Amounts owed by related parties at 2013 ($m)	Amounts owed to related parties at 2013 ($m)	Amounts owed by related parties at 2014 ($m)	Amounts owed to related parties at 2014 ($m)	Amounts owed by related parties at 2015 ($m)	Amounts owed to related parties at 2015 ($m)
Entities with significant influence over the Group:
Premier Education Holdings Limited	—	30.6	—	—	—	—

Other related parties	—	2.3	—	0.8	—	0.8

Name of Company	Holding	Proportion of voting rights and shares held	Nature of business

Subsidiary undertaking:
Nord Anglia Education (UK) Holdings PLC	Ordinary	100%	Holding company

Remuneration of senior management is disclosed in note 8 of the consolidated financial statements.

The Group holds a 50% shareholding in EduAction Waltham Forest Limited through its 100% owned subsidiary Nord Anglia Education Limited. At the reporting date the joint venture was owed an amount of $1.1 million (2014 — $1.1 million) by the Group which is included within other creditors due less than one year.

During the year ended 31 August 2015, consistent with 31 August 2014 financial statements, the Swiss schools continue to rent premises from companies which are controlled by a key member of management.

	Balance at 31 August 2015 ($m)	Rental charge for the period ($m)	Balance at 31 August 2014 ($m)	Rental charge for the period ($m)	Balance at 31 August 2013 ($m)	Rental charge for the period ($m)

Leosolis SA	nil	3.2	0.2	3.4	nil	3.3
Hunters SA	nil	0.9	nil	1.0	nil	0.9
Toumim SA	nil	0.3	nil	0.5	nil	0.3
Delphim SA	nil	3.2	0.8	3.5	2.3	3.3
Educim SA	nil	3.1	nil	0.0	nil	—
La Renardières Service SA	nil	0.7	nil	0.7	nil	0.5

Notes to the financial statements for the year ended 31 August 2015 (continued)

27                        Related party transactions (continued)

Future aggregate minimum lease payments to the key member of management are as follows:

2015	Total payable ($m)	Due within 1 year ($m)	Due within 1 to 5 years ($m)	Due after more than 5 years ($m)

Leosolis SA	62.4	3.1	12.5	46.8
Hunters SA	11.4	0.9	2.2	8.3
Toumim SA	6.0	0.3	1.3	4.4
Delphim SA	35.4	3.2	12.9	19.3
Educim SA	59.7	2.5	10.0	47.2
La Renardières Service SA	6.6	0.6	2.2	3.8
Résidence Panorama SA	0.3	0.1	0.2	—
de Meyer Jérôme	0.0	0.0	—	—

	181.8	10.7	41.3	129.8

2014	Total payable ($m)	Due within 1 year ($m)	Due within 1 to 5 years ($m)	Due after more than 5 years ($m)

Leosolis SA	68.8	3.3	13.1	52.4
Hunters SA	12.8	0.9	2.6	9.3
Toumim SA	6.7	0.3	1.3	5.1
Delphim SA	40.5	3.4	13.5	23.6
Educim SA	65.2	2.6	10.5	52.1
La Renardières Service SA	7.5	0.6	2.3	4.6
Résidence Panorama SA	0.4	0.1	0.3	0.0
de Meyer Jérôme	0.1	0.1	—	—

	202.0	11.3	43.6	147.1

2013	Total payable ($m)	Due within 1 year ($m)	Due within 1 to 5 years ($m)	Due after more than 5 years ($m)

Leosolis SA	70.8	3.2	12.9	54.7
Hunters SA	13.5	0.9	2.6	10.0
Toumim SA	6.9	0.3	1.3	5.3
Delphim SA	43.1	3.3	13.3	26.5
La Renardières Service SA	8.0	0.6	2.3	5.1

	142.3	8.3	32.4	101.6

There is a rental guarantee made to Delphim SA for CHF1.2 million in respect of a 14 year lease of school premises in Switzerland. The annual payment under this lease are CHF3.1 million ($3.2 million) and the guarantee expires on 31 August 2026.

In addition to the above, the vendor was also paid a consultancy fee of $0.2 million (2014 - $1.2 million, 2013 - $0.3 million) and reimbursement of costs $2.5 million (2014 - $1.2 million, 2013 - $1.8 million).

Notes to the financial statements for the year ended 31 August 2015 (continued)

27                        Related party transactions (continued)

Included within other creditors is an amount of $0.8 million (current $0.2 million, non-current $0.6 million) 2014 - $0.8 million (current - $0.2 million, non-current - $0.6 million) 2013 - $2.3 million (current: $1.5 million, non-current: $0.8 million). The $0.8 million is due to the vendor of College Champittet for the earn-out agreement and is to be settled over the next 4 years (2014 - $0.8 million to be settled over 4 years, 2013 - $1.0 million to be settled over 5 years). The remaining $1.3 million in 2013 relates to the deferred consideration which is due to the vendor for the initial purchase of College Champittet by Premier Education Holdings Limited (formerly known as Premier Education Holdings s.a.r.l.). The repayment date for this deferred consideration is 1 September 2013. These amounts relate to the original purchase of the trade and assets of College Champittet by the corporate vehicle (Cime Services SA) used to purchase College Champittet.

During the year ended 31 August 2014, $15.0 million (2013 - $3.3 million) was paid to Baring Private Equity Asia, the ultimate parent of the Group in respect of the termination of professional services and consultancy agreement in 2014 and management and consultancy fees in 2013. Furthermore, $0.2 million (2013 - $0.4 million) was paid to Barings Private Equity Asia for the reimbursement of travelling expenses. In the year ended 31 August 2013, $6.5 million was paid to Barings Private Equity Asia for the transaction fee in relation to the issuance of the $325 million of 10.25% Senior secured notes due 2017 by Nord Anglia Education (UK) Holdings PLC.

During the year ended 31 August 2014, $61.2 million of preference share redemption premium was paid to PEH and the carrying value of the shares redeemed was $0.0 million (2013 - $0.0 million). Included within the transactions with PEH is the $19.5 million consideration in respect of the transfer of British International School Abu Dhabi (‘BISAD’) in the prior year. The remaining balance ($14.5 million) was settled as part of the share cancellation and recapitalisation (see note 22).

During the year ended 31 August 2014, a consultancy fee of $nil million (2013: $0.1 million) was paid to a close family member of senior management for consultancy purposes.

Notes to the financial statements for the year ended 31 August 2015 (continued)

28                        Earnings/(loss) per share

Basic earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year, which has been adjusted to retroactively reflect as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering. During the year $nil (2014 – $32.1 million; 2013 – $14.9 million) New preference shares were redeemed at the option of the Company. The amount paid on redemption was $nil (2014 - $61.6 million; 2013 - $138.7 million) and the carrying value of the shares redeemed comprised $nil (2014 – $0.0 million; 2013 – $0.0 million) of share capital and $nil (2014 - $61.6 million; 2013 - $138.7 million) of associated share premium. The redemption premium paid to the preference shareholders, whom are not the controlling party, has been added to loss for the year available for equity shareholders.

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

	2013			2014			2015
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Loss ($m)
Continuing operations	(23.3)		(23.3)	(90.4)		(90.4)	7.4		7.4
Preference share redemption premium	(1.6)		(1.6)	(0.4)		(0.4)	—		—

Total losses attributable to equity shareholders	(24.9)		(24.9)	(90.8)		(90.8)	7.4		7.4

Weighted average number of shares (millions)	74.0	—	74.0	85.1	—	85.1	99.4	0.1	99.5

Loss per share ($ per share)	(0.34)		(0.34)	(1.07)		(1.07)	0.07		0.07

Notes to the financial statements for the year ended 31 August 2015 (continued)

29                        Subsequent events

There were no material subsequent events.

Notes to the financial statements for the year ended 31 August 2015 (continued)

30                        Parent company financial information

Income Statements

		Year ended 31 August 2013	Year ended 31 August 2014	Year ended 31 August 2015
	Note	$m	$m	$m

Revenue		—	—	—
Cost of sales		—	—	—

Gross profit		—	—	—

Selling, general and administrative expense		(0.1)	(3.0)	(1.0)
Depreciation		—	—	—
Amortization		—	—	—
Exceptional items	30c	(1.1)	(35.0)	(16.1)

Total expenses		(1.2)	(38.0)	(17.1)

Operating loss		(1.2)	(38.0)	(17.1)

Finance income		—	—	1.5
Finance expense		(8.5)	(10.4)	(5.0)

Net financing expense		(8.5)	(10.4)	(3.5)

Loss before tax		(9.7)	(48.4)	(20.6)
Income tax		—	—	—

Loss for the period		(9.7)	(48.4)	(20.6)

Notes to the financial statements for the year ended 31 August 2015 (continued)

30                        Parent company financial information (continued)

Statements of Comprehensive Loss

		Year ended 31 August 2013	Year ended 31 August 2014	Year ended 31 August
	Note	$m	$m	2015

Loss for the period		(9.7)	(48.4)	(20.6)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences		—	—	—

Other comprehensive income/(loss) for the period, net of income tax		—	—	—

Total comprehensive loss for the year		(9.7)	(48.4)	(20.6)

Attributable to:
Equity holders of the company		(9.7)	(48.4)	(20.6)

Notes to the financial statements for the year ended 31 August 2015 (continued)

30                        Parent company financial information (continued)

Balance Sheet

as at 31 August

			2013	2014	2015
	Note		$m	$m	$m
Non-current assets
Investments	30b		332.1	538.3	538.3
Advances to subsidiaries			—	—	119.7

			332.1	538.3	658.0

Current assets
Advances to subsidiaries			1.3	14.6	—
Cash and cash equivalents			0.0	0.0	0.0

			1.3	14.6	0.0

Total assets			333.4	552.9	658.0

Current liabilities
Other interest-bearing loans and borrowings			(1.1)	0.0	—
Advances from subsidiaries			(1.5)	(25.2)	(7.5)

			(2.6)	(25.2)	(7.5)
Non-current liabilities
Other interest-bearing loans and borrowings			(140.5)	0.0	—
Advances from subsidiaries			—	(109.1)	(114.4)

			(140.5)	(109.1)	(114.4)

Total liabilities			(143.1)	(134.3)	(121.9)

Net assets			190.3	418.6	536.1

Equity attributable to equity holders of the parent
Share capital	22	*	67.5	1.0	1.0
Share premium	22	*	256.5	597.1	735.2
Shareholder deficit			(133.7)	(179.5)	(200.1)

Shareholders’ funds			190.3	418.6	536.1

These financial statements set out on pages 102 to 111 were approved the board of directors on 31 December 2015 and were signed on its behalf by:

A Fitzmaurice	G Halder
Director	Director
31 December 2015	31 December 2015

Company number: MC-264950

* Note reference refers to consolidated financial statement note.

Notes to the financial statements for the year ended 31 August 2015 (continued)

30                        Parent company financial information (continued)

Statements of Changes in Equity

for the year ended 31 August 2013, 31 August 2014 and 31 August 2015

	Share capital	Share premium	Other reserves	Shareholders’ deficit	Total shareholder equity

Balance at 31 August 2012 and 1 September 2012	67.5	255.2	—	(124.1)	198.6

Total comprehensive loss for the year
Loss for the year	—	—	—	(9.7)	(9.7)

Transactions with owners, recorded directly in equity
Issue of preference shares (see note 22*)	—	140.0	—	—	140.0
Preference shares redemption (see note 22*)	—	(138.7)	—	—	(138.7)
Equity-settled share based payment transactions (see note 20*)	—	—	—	0.1	0.1

Total contributions by and distributions to owners	—	1.3	—	0.1	1.4

Balance at 31 August 2013	67.5	256.5	—	(133.7)	190.3

* Note reference refers to consolidated financial statement note.

Notes to the financial statements for the year ended 31 August 2015 (continued)

30                        Parent company financial information (continued)

Statements of Changes in Equity (continued)

	Share capital	Share premium	Other reserves	Shareholders’ deficit	Total shareholder equity

Balance at 1 September 2013	67.5	256.5	—	(133.7)	190.3

Total comprehensive loss for the year
Loss for the year	—	—	—	(48.4)	(48.4)

Transactions with owners, recorded directly in equity
Proceeds from shares issued (see note 22*)	1.0	348.6	—	—	349.6
Issue of preference shares	0.0	3.8	—	—	3.8
Contribution from parent	—	14.5	—	—	14.5
Transaction costs recognized directly in equity	—	(29.6)	—	—	(29.6)
Return of capital to pre IPO shareholders	(67.5)	4.0	—	—	(63.5)
Forgiveness of the loan	—	14.3	—	—	14.3
Distribution to parent	—	(15.0)	—	—	(15.0)
Equity-settled share based payment transactions (see note 20*)	—	—	—	2.6	2.6

Total contributions by and distributions to owners	(66.5)	340.6	—	2.6	276.7

Balance at 31 August 2014 and 1 September 2014	1.0	597.1	—	(179.5)	418.6

Total comprehensive loss for the year
Loss for the year				(20.6)	(20.6)

Transactions with owners, recorded directly in equity
Proceeds from shares issued (see note 22*)	0.0	148.6	—	—	148.6
Transaction costs recognized directly in equity	—	(10.8)	—	—	(10.8)
Exercise share options	—	0.3	—	0.0	0.3

Total contributions by and distributions to owners	0.0	138.1	—	0.0	138.1

Balance at 31 August 2015	1.0	735.2	—	(200.1)	536.1

* Note reference refers to consolidated financial statement note.

Notes to the financial statements for the year ended 31 August 2015 (continued)

30                        Parent company financial information (continued)

Cash Flow Statements

for the year ended 31 August 2013, 31 August 2014 and 31 August 2015

		Year ended 31 August 2013	Year ended 31 August 2014	Year ended 31 August 2015
	Note	$m	$m	$m
Cash flows from operating activities
Loss for the period before taxation		(9.7)	(48.4)	(20.6)
Adjustments for:
Bond redemption expense		—	13.8	—
Loan to subsidiary forgone		—	—	14.5
Net financial expense		8.5	10.4	3.5
Equity settled share-based payment expenses		0.1	2.6	0.3

Cash used in operations		(1.1)	(21.6)	(2.3)

Payment of bond redemption expense		—	(13.8)	—
Interest paid		(6.6)	(9.4)	—

Net cash used in operating activities		(7.7)	(44.8)	(2.3)

Cash flows from investing activities
Investment in subsidiary		(133.4)	(206.2)	—
Advances to subsidiaries		(0.4)	(5.3)	(119.7)

Net cash used in investing activities		(133.8)	(211.5)	(119.7)

Cash flows from financing activities
Proceeds from the issue of share capital, net		140.0	323.8	118.9
Proceeds from issue of 8.50% Senior PIK toggle notes		150.0	—	—
Advances from subsidiaries		—	161.0	3.1
Repayment of borrowings		—	(150.0)	—
Payment of borrowing expenses		(9.8)	—	—
Distribution to parent		—	(15.0)	—
Share redemption		(138.7)	(63.5)	—

Net cash generated from financing activities		141.5	256.3	122.0

Net increase in cash and cash equivalents		0.0	0.0	0.0
Cash and cash equivalents at the beginning of period		0.0	0.0	0.0
Effect of exchange rate fluctuations on cash held		0.0	0.0	0.0

Cash and cash equivalents at 31 August		0.0	0.0	0.0

Notes to the parent company financial statements

30                        Parent company financial information (continued)

Nord Anglia Education, Inc. was incorporated in the Cayman Islands on 14 December 2011 as an exempt company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

30a         Basis of preparation

The parent company financial statements are prepared on the historical cost basis. The financial statements are presented in US Dollar (“$”), unless otherwise stated.

The financial statements are prepared on a going concern basis. The shareholders’ funds on as at 31 August 2015 shows net assets by $536.1 million (2014 - $418.6 million).

The directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement that Nord Anglia Education, Inc and its subsidiaries (together “the Group”) has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to 31 August 2016 and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to 31 August 2016 to assess the headroom available. This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

Prior year correction

In preparing the financial statements for the current period, the Company revised the prior year balance sheet and cash flow statement for the Company. Previously advances to and from subsidiaries were treated as working capital. Currently these fund inflows and outflows from subsidiaries are classified following the nature of these transactions. When the nature is a lending and borrowing, such cash flows are included in investing and financing respectively. This change does not affect revenue, operating profit, profit for the period, earnings per share.

The reconciliation table for the changes in the classification to correct an error is as follows:

	As at 31 August 2013		As at 31 August 2014
	As previously reported $m	As corrected for error $m	As previously reported $m	As corrected for error $m
Balance Sheet
Advances from subsidiaries (current)	1.3	1.3	(134.3)	(25.2)
Advances from subsidiaries (non-current)	—	—	—	(109.1)

Cash Flow Statement
Cash used in operations	(1.5)	(1.1)	134.1	(21.6)
Net cash used in operating activities	(8.1)	(7.7)	110.9	(44.8)
Net cash used in investing activities	(133.4)	(133.8)	(206.2)	(211.5)
Net cash generated from financing activities	141.5	141.5	95.3	256.3

Investments

In accordance with IAS 27R, the Company accounts for its investments in subsidiaries and associates at cost.

Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount, and the recoverable amount is the higher of value in use and fair value less costs to sell.

Borrowings and borrowing costs

All loans and borrowings are initially recognized at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortized over the period of the borrowing. Any initial differences between book value and the fair value of the loan due to the parent company are adjusted to equity to the extent they represent capital transactions with the parent.

Notes to the parent company financial statements (continued)

30                        Parent company financial information (continued)

30b         Investments

$m
At 31 August 2012	198.6
Additions during the year	133.5

At 31 August 2013	332.1
Additions during the year	206.2

At 31 August 2014	538.3
Additions during the year	—

At 31 August 2015	538.3

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

Details of investments indirectly held by the Company are disclosed in note 13 of the consolidated financial statements.

30c                            Exceptional item

Included within the current year charge of $16.1 million is a loan to a subsidiary (NA Schools Limited) of $14.5 million which was written off. A charge has been recognized through the profit and loss as a result of the derecognition of the financial asset.

In 2014, the exceptional charges of $35.0 million relates to the Initial Public Offering and the extinguishment of the 8.5% Senior PIK toggle notes due 2018.

During 2013, the exceptional charges of $1.1 million relates to the non-incremental costs associated with the raising of 8.5% Senior PIK toggle notes due 2018.

30d                           Contingent liabilities

The Company had no contingent liabilities at 31 August 2015 (2013 and 2014 - $nil).

30e                            Operating leases

The Company had no operating leases at 31 August 2015 (2013 and 2014 - $nil).

Notes to the parent company financial statements (continued)

30        Parent company financial information (continued)

30f                             Capital commitments

The Company had no capital commitments at 31 August 2015 (2013 and 2014 - $nil).

30g                           Related party transactions

There are no other related party transactions other than those disclosed in the Group accounts. Under IAS 24 the Company is exempt from disclosing transactions within wholly owned subsidiaries.

30h                           Supplemental information

The following reconciliations are provided as additional information to satisfy the schedule 1 SEC requirements for parent-only financial information:

		Year ended 31 August 2013	Year ended 31 August 2014	Year ended 31 August 2015
	Note	$m	$m	$m
IFRS loss reconciliation
Parent only — IFRS loss for the period		(9.7)	(48.4)	(20.6)
Additional (loss)/profit if subsidiaries had been accounted for on the equity method of accounting as opposed cost		(13.6)	(42.0)	29.2

Consolidated IFRS loss for the period		(23.3)	(90.4)	8.6

IFRS equity reconciliation
Parent only — IFRS equity		190.3	418.6	536.1
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed cost		(170.3)	(227.9)	(256.8)

		20.0	190.7	279.3