Form 20-F
period 2016-08-31
Nord Anglia Education, Inc.
filed 2016-11-29
CIK 1492966

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

104,121,876 ordinary shares, par value $0.01 per share, as of August 31, 2016.

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

PART I

Item 1.                   Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                   Key Information

A.                      Selected Financial Data

The following selected financial data for and as of the years ended August 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included in this annual report.  The following selected consolidated financial data for and as of the year ended August 31, 2013 have been derived from our audited consolidated financial statements not included in this annual report. The following selected consolidated financial data for and as of the year ended August 31, 2012 have been derived from our unaudited consolidated financial statements not included in this annual report.

The selected financial data presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. Our consolidated financial statements have been prepared in accordance with IFRS.

During the year ended August 31, 2016, we finalized the purchase price allocation accounting from the prior year, made voluntary presentation changes and made corrections of prior period errors, by adjusting the prior period information. We assessed the materiality of the prior period errors in accordance with Staff Accounting Bulletin (“SAB”) No. 99 — Materiality, as issued by the Securities and Exchange Commission (“SEC”). We determined that the errors were not material to prior annual financial statements and therefore amendments of previously filed reports were not required. We corrected the errors for all prior periods presented by revising the consolidated financial statements appearing herein.

The revisions do not have a material impact on key items and metrics such as Cash and cash equivalents, Net assets, Revenue and Profit/(loss) before tax.

1)    Finalization of acquisition accounting

a)      Meritas

A finalization of the provisional purchase allocation exercise for Sterling International Schools C Corporation (the Meritas schools), acquired on June 25, 2015, has been reflected in the financial statements as at and for the years ended August 31, 2015 and 2016, as permitted by IFRS 3 — Business combinations. Fair value of identifiable net assets acquired increased by $9.3 million, thus decreasing intangible assets with no impact on the Consolidated Income Statement. This does not reflect an error in prior period financial reporting and the updated purchase price allocation has been disclosed in Note 2 to our audited consolidated financial statements included in this annual report.

2)    Voluntary change in presentation

a)      Foreign exchange translation gains/(losses) presentation in the Consolidated Income Statement

We have changed our Consolidated Income Statement presentation of Foreign exchange translation gains/(losses) in the financial statements as at and for the year ended August 31, 2016 and have reclassified the prior period comparatives to align with the reclassified presentation. Prior to the year ended August 31, 2016, we reported Foreign exchange gains/(losses), including the revaluation of intercompany loans and on the revaluation of the CHF bond, in Selling, general and administrative expenses. IAS 1 — Presentation of financial statements and IAS 21 — The effects of changes in foreign exchange rates are not prescriptive regarding the presentation in the Consolidated Income Statement of Foreign exchange gains/(losses). We deem it a better reflection of the substance of the transactions to report Foreign exchange gains/(losses) on the revaluation of the CHF bond within Finance expense and Foreign exchange gains/(losses) on other activities, including the revaluation of intercompany loans, within Other gains/(losses).

For fiscal 2016, the impact of this change in presentation is a reclassification of a gain of $4.7 million and a gain of $17.2 million to Finance expense and Other gains/(losses), respectively, from Selling, general and administrative expenses.

b)      Finance lease liabilities presentation in the Consolidated Balance Sheet

We have changed our Consolidated Balance Sheet presentation of Finance lease liabilities between current and non-current in the financial statements as at and for the year ended August 31, 2016 and have reclassified the prior period comparatives to align with the reclassified presentation. Prior to the year ended August 31, 2016, we calculated the split between current and non-current liabilities on the basis of the maturity profile of cash payments. IAS 17 - Leases is not prescriptive regarding whether this split should be calculated on the basis of the maturity profile of future cash payments or on the forecast reduction in the total liability in the next twelve months. We deem it more appropriate to determine the split on the basis of the maturity profile of the lease liability.

For fiscal 2016, the impact of this change in presentation is a reclassification of $3.6 million between current and non-current finance lease liabilities.

3)    Correction of errors

a)      Correction of embedded derivatives

Embedded derivatives have been identified within the Chicago South Loop and Houston land and buildings leases. The embedded derivatives involve the linkage of operating lease contracts to a multiplier of Consumer Price Index (“CPI”) that is greater than one. As a result the derivatives are required to be separated from the host contract, valued separately and reported on the Consolidated Balance Sheet at inception within Deferred lease expense and Derivative financial instruments. The Deferred lease expense is amortized to Cost of sales over the lease term. The Derivative financial instruments are revalued each reporting period with the change in valuation from the previous period reported in the Consolidated Income Statement within Other gains/(losses).

b)      Correction of acquisition accounting

We have corrected an acquisition accounting error in relation to Dover Court International School (Pte.) Limited, acquired on April 22, 2014, in Singapore. Included within the net assets acquired was Deferred revenue, representing Cash and cash equivalents collected, relating to a pre-acquisition building fund levied for future capital expenditure. On acquisition this was accounted for as Deferred revenue that would be released subsequently to the Consolidated Income Statement. It has been identified that there was no performance obligation to provide a future service to recognize the deferred revenue and therefore this has been determined to be an error. This has been corrected retrospectively, as this represents a pre-acquisition reserve.

As at September 1, 2014, the impact of this correction is a decrease in Intangible assets of $7.4 million with a corresponding decrease in Deferred revenue. For the year ended August 31, 2015, the impact of this correction is a net loss of $1.0 million and a foreign exchange gain of $0.6 million, with a decrease in Intangible assets of $6.8 million, a decrease of Deferred revenue of $6.2 million, and a decrease in Current tax liabilities of $0.2 million.

Separate from the correction above, for fiscal 2014, a foreign exchange adjustment of $1.7 million in relation to the acquisition of Dover Court International School (Pte.) Limited has been made.

At the time of the acquisition of British International Schools Company, Vietnam, completed on January 1, 2015, a consultancy fee received from the vendor was reported as Revenue. However, it has been determined that the acquisition agreement and consultation arrangement were linked transactions and as such this should have been treated as a reduction in consideration paid rather than Revenue. Therefore, this has now been corrected retrospectively. The overall impact in the financial statements for the year ended August 31, 2015 is a loss of $1.7 million, with a corresponding decrease in Intangible assets.

Also in relation to the Vietnam acquisition, a correction of discount rate used in the valuation of the deferred consideration of the purchase has been made. The impact of this adjustment in the financial statements for the year ended August 31, 2015 is a reduction of Finance expense of $0.7 million, with an increase in Intangible assets of $1.3 million and an increase in payables of $0.6 million.

For the year ended August 31, 2014, we have corrected an acquisition accounting error in relation to Deferred tax liabilities that were miscalculated in the consolidated financial statements. This resulted in a decrease of $1.4 million in Income tax expense and Deferred tax liabilities.

In addition, following a review of our cost of investments register, we have corrected other smaller acquisition accounting errors.

c)      Timing of book fees recognition

A school in Doha began to charge a “book fee” during the year ended August 31, 2015, which should be reported as Revenue in the school year to which the fees relate (i.e. one school year later), as opposed to in the year in which the fees were received. A correction has been made to reflect the correct timing of revenue recognition, whereby $1.0 million of revenue recognized in 2015 should have been deferred into 2016, to align with the period when the student receives the book fee service.

d)      Correction of classification of accrued expenses

In the financial statements as at and for the year ended August 31, 2015, we changed our Consolidated Balance Sheet presentation to disclose Accruals separately from Deferred revenue. However, some of the accruals were classified incorrectly within Deferred revenue in the Consolidated Balance Sheet as at August 31, 2015. A correction has been made, which involves a Consolidated Balance Sheet correction from Deferred revenue to Other payables only.

e)      Other

All known errors from the prior year have been corrected in the current year financial statements. Those that impact profit or loss, goodwill, foreign currency translation reserve, tax balances, or have an impact of more than $0.5 million on any individual line item have been corrected retrospectively to the comparatives.

4)    Other

The Company has made adjustments for two other items which affect the Consolidated Balance Sheet only.

a)      Inventories presentation in the Consolidated Balance Sheet

We have deemed inventories to be significant enough to be disclosed separately from Trade and other receivables. For fiscal 2016, the impact of this is an adjustment of $4.3 million from Trade and other receivables to Inventories.

b)      Deferred gain presentation in the Consolidated Balance Sheet

We have deemed a Deferred gain from a sale and leaseback transaction to be significant enough to be disclosed separately from Deferred revenue. For fiscal 2016, the impact of this is an adjustment of $12.3 million from Deferred revenue to Deferred gain.

For additional information about the prior year revisions, see Note 1 to our audited consolidated financial statements included in this annual report.

Consolidated Income Statement Data:

	Year Ended August 31,
	2012	2013	2014	2015	2016
	(unaudited)
	(in millions of dollars, except per share data)

Revenue	274.4	323.7	474.6	573.1	856.0
Cost of sales	(162.4)	(190.4)	(280.3)	(355.8)	(522.2)
Gross profit	112.0	133.3	194.3	217.3	333.8
Selling, general and administrative expenses	(58.3)	(64.5)	(96.9)	(129.8)	(192.7)
Depreciation	(0.3)	(0.4)	(2.0)	(0.7)	(0.8)
Amortization	(3.5)	(5.7)	(10.4)	(13.9)	(18.7)
Impairment	(10.7)	—	—	—	(1.0)
Other gains/(losses)	—	—	2.1	12.4	13.4
Exceptional expenses	(12.5)	(17.7)	(100.2)	(18.8)	(8.8)
Total expenses	(85.3)	(88.3)	(207.4)	(150.8)	(208.6)
Operating profit/(loss)	26.7	45.0	(13.1)	66.5	125.2
Finance income	2.0	2.3	2.0	2.4	2.3
Finance expense	(49.7)	(51.3)	(55.5)	(48.7)	(65.9)
Net finance expense	(47.7)	(49.0)	(53.5)	(46.3)	(63.6)
(Loss)/profit before income tax	(21.0)	(4.0)	(66.6)	20.2	61.6
Income tax expense	(16.4)	(19.3)	(23.6)	(12.5)	(12.4)
(Loss)/profit after income tax	(37.4)	(23.3)	(90.2)	7.7	49.2
(Loss)/profit attributable to:
- Owners of the parent	(37.4)	(23.3)	(90.2)	6.5	47.1
- Non-controlling interest	—	—	—	1.2	2.1
(Loss)/profit for the period	(37.4)	(23.3)	(90.2)	7.7	49.2
Earnings per ordinary share(1) (in dollars)
Basic	(0.52)	(0.34)	(1.07)	0.07	0.45
Diluted	(0.52)	(0.34)	(1.07)	0.07	0.45

(1)                                 Earnings per ordinary share is calculated by dividing (loss)/profit for the period by the weighted average ordinary shares outstanding for the period.  For the fiscal years 2012 and 2013 the basic and diluted weighted average ordinary shares outstanding were 74.0 million ordinary shares. On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share. For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million ordinary shares.  For the year ended August 31, 2015, the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million, respectively. For the year ended August 31, 2016, the basic and diluted weighted average shares outstanding were 104.1 million and 104.1 million, respectively.

Consolidated Balance Sheet Data:

	As of August 31,
	2012	2013	2014	2015	2016
	(unaudited)
	(in millions of dollars)
Non-current assets
Property, plant and equipment	36.1	98.2	140.1	464.9	328.5
Intangible assets	455.1	763.4	796.3	1,402.5	1,365.4
Investments in joint ventures and associates	0.5	0.5	0.5	0.5	0.5
Trade and other receivables	10.9	12.4	9.2	37.4	42.0
Deferred lease expense	—	—	8.7	17.1	30.6
Deferred tax assets	6.1	21.2	25.1	77.5	79.0
	508.7	895.7	979.9	1,999.9	1,846.0
Current assets
Current tax assets	0.3	1.0	1.6	1.2	3.4
Inventories	—	—	2.4	4.5	4.3
Trade and other receivables	49.3	83.2	92.4	126.8	132.5
Deferred lease expense	—	—	0.5	0.9	1.7
Cash and cash equivalents (excluding bank overdrafts)	167.6	222.9	256.4	316.6	371.9
	217.2	307.1	353.3	450.0	513.8
Assets held for sale	—	—	—	—	8.3

	217.2	307.1	353.3	450.0	522.1
Total assets	725.9	1,202.8	1,333.2	2,449.9	2,368.1

Current liabilities
Trade and other payables	(62.3)	(96.8)	(63.7)	(170.7)	(140.3)
Interest-bearing loans and borrowings	(80.9)	(82.4)	(113.4)	(98.3)	(5.0)
Finance lease liabilities	—	(0.0)	(0.0)	(0.8)	(1.2)
Deferred revenue	(162.1)	(267.2)	(322.6)	(518.2)	(550.0)
Deferred gain	—	—	—	(0.2)	(0.2)
Provisions for other liabilities and charges	(3.1)	(3.6)	(0.5)	(0.0)	(0.0)
Current tax liabilities	(5.0)	(4.2)	(1.7)	(2.7)	(4.5)
	(313.4)	(454.2)	(501.9)	(790.9)	(701.2)
Non-current liabilities
Interest-bearing loans and borrowings	(318.9)	(630.4)	(499.2)	(1,066.3)	(1,058.2)
Derivative financial instruments	—	—	(11.1)	(21.6)	(25.2)
Finance lease liabilities	—	—	—	(48.0)	(63.3)
Other payables	(6.6)	(38.5)	(50.7)	(49.6)	(49.1)
Deferred revenue	—	—	(2.6)	(7.0)	(8.0)
Deferred gain	—	—	—	(12.4)	(12.1)
Retirement benefit obligations	(30.4)	(22.2)	(25.8)	(46.6)	(48.9)
Provisions for other liabilities and charges	(2.3)	(2.2)	(1.2)	(1.7)	—
Deferred tax liabilities	(10.5)	(35.3)	(47.6)	(124.3)	(110.2)
	(368.7)	(728.6)	(638.2)	(1,377.5)	(1,375.0)
Total liabilities	(682.1)	(1,182.8)	(1,140.1)	(2,168.4)	(2,076.2)
Net assets	43.8	20.0	193.1	281.5	291.9
Equity attributable to equity holders of the parent
Share capital	67.5	67.5	1.0	1.0	1.0
Share premium	255.2	256.5	597.1	735.2	736.0
Other reserves	6.9	6.9	6.9	6.9	6.9
Currency translation reserve	(0.1)	9.8	0.8	(50.8)	(91.7)
Shareholder deficit	(285.7)	(320.7)	(413.2)	(415.2)	(365.7)
Shareholders’ funds	43.8	20.0	192.6	277.1	286.5
Non-controlling interest	—	—	0.5	4.4	5.4
	43.8	20.0	193.1	281.5	291.9

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

•                   poor-quality operators use names that create confusion with our schools or third parties fraudulently use our brand name or the name of one of our schools;

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

Increasing enrollments in our schools is critical to our financial performance. In our experience, approximately 25% of our students leave our schools each academic year, primarily due to expatriate relocations and graduation. If our recruitment efforts fail to increase enrollment or replace departing students, our financial performance may suffer. In addition, if we fail to maintain our quality of education, parents may choose not to re-enroll their children in our schools. If we are unable to recruit and retain students, our business, prospects, results of operations and financial condition (including working capital and cash flow) could be materially adversely affected.

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

If we fail to obtain suitable sites for greenfield and new-build schools, increase capacity at existing schools or acquire new schools we may not be able to grow our business.

Our growth strategies include developing greenfield and new-build schools, increasing capacity at our current schools and acquiring new schools. We may be unable to find suitable sites in desirable locations in markets where we wish to build new schools or expand our operations. Available sites may be too small for our capacity requirements, prohibitively expensive or subject to zoning restrictions that do not permit school facilities. If we do locate suitable sites for new schools or to expand capacity at existing schools, we may be unable to finance acquisition, construction or other costs, or we may be subject to stringent restrictions or requirements imposed by relevant authorities with respect to, for example, tuition fees and education licences and permits. Similarly, we may be unable to find acquisition targets that satisfy our requirements for size, quality, location, price or other factors we consider important, and we may be unable to finance the acquisition of suitable targets that we do find. If we fail to grow our business, our prospects, results of operations and financial condition may be materially adversely affected.

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

For example, concerns about air quality in Beijing and Shanghai have been widely reported by international media. Poor air quality may particularly concern parents with school-age children, who are generally perceived to be more vulnerable to air pollution than adults.  If air quality fails to improve or deteriorates, the number of expatriates with school-age children may decline, which could reduce our enrollments or limit our ability to grow.

Political tensions and rising security concerns could also make cities less attractive to expatriates. For example, if protests begin to occur regularly or become more severe or an act of terrorism occurs in one of the cities where we have schools, we could face enrollment pressures as expatriates leave the region.

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

Our school properties in Singapore, Hong Kong and some school properties in China are leased from government authorities, which can terminate our leases at any time due to public purpose or need. In some cases a third party may take actions that would interfere with our use of a leased property as a result of contractual arrangements between the third party and the lessor.

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

A good working relationship with the landlords of our school properties is fundamental to the successful operation of our schools and can generate additional property development opportunities that support our growth. In many cases, our landlords are responsible for the maintenance of a core part of the facilities we lease. If our landlords do not maintain such facilities to the required standards, we may have to increase our expenditures to maintain the quality of our schools. In addition, during the course of our lease, the landlord of one or more of our schools could change, for example due to its insolvency or the sale of the underlying property, and we may need to develop a relationship with a new contracting party. The new landlord may have interests that conflict with ours, may be less willing to expand the school’s capacity or improve its facilities or be a less reliable counterparty in fulfilling its obligations under the terms of the lease. If an existing landlord or a new landlord does not comply with the terms of our leases for any reason, our operations could be disrupted, our costs could increase and we may be required to close or relocate the affected school, which could materially adversely affect our business, prospects, results of operations and financial condition.

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

In most of the markets where we operate schools, we do not have trademark protection for the brand names under which the schools operate. As a result, we may need to spend significant resources in legal proceedings if other organizations improperly use a similar school name. We rely on trademark protection in selected jurisdictions to protect our rights to the mark “Nord Anglia,” our distinctive logos and other marks associated with our services. We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protection for all of our proprietary rights in selected jurisdictions or that third parties will not infringe upon or misappropriate our trademark and brand name. In some new jurisdictions in which we operate, e.g. Cambodia and Mexico, we have submitted trademark applications but there is no guarantee that they can be successfully registered. Policing the unauthorized use of our trademarks and brand names can be difficult and expensive, and litigation may be necessary to enforce or protect our brand name or determine the validity and scope of the proprietary rights of others. We may not prevail in any intellectual property litigation and a favorable outcome may not be adequate to protect our rights. In addition, third parties may accuse us of infringing their intellectual property. Third-party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations without infringing those intellectual property rights.

We could incur significant defense costs and losses in litigation or other legal proceedings and may become liable for the legal costs of the adverse party.

From time to time, we are party to legal proceedings in the various jurisdictions in which we operate.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”  Litigation can be costly and time consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party. Operating in highly litigious jurisdictions, such as the United States, increases the risk of materially adverse litigation.

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

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our employees and our students and their families, including academic and medical records, on our networks. To address our business needs, we engage various third parties to store and process such information. The secure processing, maintenance and transmission of this information is critical to our operations. Despite the security measures that we and our service providers put in place, the relevant information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, and could disrupt our operations, damage our reputation and harm our ability to attract and retain students, any of which could adversely affect our business, prospects, results of operations and financial condition.

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

It is our general practice to collect revenues and pay expenses in the local currency. The Chinese renminbi has an exchange rate tied to a basket of foreign currencies that include the U.S. dollar, euro, Japanese yen and South Korean won and is allowed to float within a narrow band around the central parity managed by the People’s Bank of China. In the Middle East, substantially all of our operations are conducted in the Qatari riyal and the United Arab Emirates (“UAE”) dirham, which are pegged to the U.S. dollar. Our operations in the United Kingdom are conducted in sterling. Elsewhere in Europe, our operations are conducted in the euro and local currencies, including the Swiss franc, Czech crown, Hungarian forint and Polish zloty. Our operations in Thailand are conducted in Thai baht. Our operations in Singapore are conducted in Singapore dollars. Our operations in Cambodia are conducted in Cambodian riel. Our operations in Vietnam are conducted in Vietnamese dong. Our operations in Hong Kong are conducted in Hong Kong dollars. Our operations in the United States are conducted in U.S. dollars. Our operations in Mexico are conducted in Mexican pesos. Conducting business across multiple currencies subjects us to currency fluctuation risks. In particular, fluctuations in currency exchange rates can have an impact on the translation of foreign currency-denominated amounts into U.S. dollars, which is our functional currency, and affect our results of operations when we transact between foreign currencies. As of August 31, 2016, the majority of our debt was denominated in U.S. dollars. Because a majority of our income is denominated in currencies other than the U.S. dollar and we do not fully hedge our exchange rate risk, changes in exchange rates could reduce our ability to service our debt. Conducting business in multiple currencies subjects us to exchange rate and currency risk that could materially adversely affect our business and reported results. For information about our hedging activities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings”, “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 25 to our audited consolidated financial statements appearing elsewhere in this annual report.

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

If an epidemic or other outbreak of disease occurs, parents may withdraw their children from school to protect them from the possibility of infection, faculty and staff may become ill or avoid coming to work in order to protect themselves from the outbreak or the government may order schools to close in order to contain the epidemic or outbreak. For example, certain Asian countries have encountered epidemics, such as SARS, the avian flu and other influenza strains. Past epidemic outbreaks, depending on their scale, have caused different degrees of damage to national and local economies throughout the world. In 2012, there were reports of the outbreak of the viral hand, foot and mouth disease in Thailand, China and other neighboring countries, including several confirmed human cases and deaths, particularly among children. In 2014, cases of Ebola virus disease, which originated in West Africa, appeared in Europe and the United States. An outbreak of Zika virus began in Brazil in 2015, spread to other countries in the Americas and the Caribbean, and in 2016 reached Malaysia and Singapore. An outbreak of SARS, avian flu, viral hand, foot and mouth disease, the Ebola virus, Zika virus or any other epidemic in any region in which we operate could materially adversely affect our business operations, including temporary closures of our schools. Similarly, the occurrence of natural disasters or unanticipated catastrophic events could result in material disruptions to our businesses. To the extent that any such interruption is not covered by our insurance, our business and results of operation could suffer and it may take a significant amount of time for our business to recover to previous levels of student enrollment and revenues.

Risks Related to Our Debt

Our debt could adversely affect our financial health and competitive position.

As of August 31, 2016, we had total debt of face value $1,091.6 million. Of this amount, $888.1 million was due under our term loan facility, which will mature in 2021, and $203.5 million was due under our Swiss franc denominated senior secured notes, which will mature in 2022. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings.”

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

Failure of financial institutions to fulfill their commitments under our derivative financial instruments may adversely affect our future earnings and cash flows.

We use cross currency interest rate swaps in conjunction with certain debt issuances in order to secure a fixed local currency interest rate. Our unsecured contracts for cross currency interest rate swaps are with major financial institutions and mature at various dates. The failure of a counterparty to fulfill its obligation under the cross currency interest rate swaps may have a material adverse effect on our results of operations, financial condition, liquidity and cash flows.

For information about our hedging activities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

As of August 31, 2016, we had total principal amount of $1,156.3 million floating rate debt outstanding, and we do not fully hedge our interest rate risk. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of governmental and regulatory agencies and, in particular, the United States Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our floating interest rate obligations and any floating interest rate obligations we may incur in the future. If interest rates increase, our debt service obligations on our floating rate debt would increase even though the amount borrowed remained the same, and our net income would decrease. An increase in our financing costs could materially adversely affect our results of operations and our ability to pay amounts due on our debt and make distributions to our shareholders. For information about our hedging activities and interest rate risk, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Risks Related to the Jurisdictions in which We Operate

We may experience adverse changes in general economic, political, social and regulatory conditions in our markets.

We operate in China, Europe, the Middle East, Southeast Asia and North America where many local communities, economies and legal and administrative structures are rapidly evolving. As a result, our success depends in part upon our ability to adapt to and succeed in differing economic, legal, social and political conditions. In particular, financial risks associated with our operations include risks of liquidity, inflation, devaluation, price volatility, currency convertibility and exchange rates and actual or perceived risk of country default resulting from significant deficits or political instability. Government interference in the economy in certain countries, changes in economic, political and social conditions (including, for example, significant changes to foreign exchange policies and wage controls), changes in government attitudes toward for-profit education, particularly K-12 schools, and changes in government policies on how schools should be operated could materially adversely affect our business, prospects, results of operations and financial condition.

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

The laws and regulations of China and countries in the Middle East and South East Asia are often unclear and subject to differing regulatory interpretation. National, regional, local and other governmental bodies may issue inconsistent decisions and opinions. In particular, the laws and regulations applicable to the establishment and operation of international schools can be vague and uncertain. Regulatory agencies in China, the Middle East and parts of Southeast Asia have substantial discretionary authority to implement and enforce regulations. Such implementation and enforcement is not always consistent or predictable. We cannot assure you that we will not be found to be in violation of any current or future laws and regulations in these countries, including laws and regulations relating to the ownership and operation of our schools, including our curricula, admissions criteria and leases. Potential consequences could include fines, penalties or the revocation of a school’s education license, or the ownership of a school could be challenged which would cause such school to cease operations. In some jurisdictions, the legal interpretation of our leases and other agreements may be uncertain. Exposure to regulatory uncertainty could limit our legal protection and ability to comply with regulations applicable to us, which could materially adversely affect our business, prospects, results of operations and financial condition.

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

We may not be able, in part or at all, to comply with such policies, laws and regulations or any significant change thereof in each of the jurisdictions in which we operate or would like to expand our operations, or we may incur significant costs to do so. Our failure to comply or the imposition of significant compliance costs on us could materially adversely affect our business, prospects, results of operations and financial condition.

We rely on contractual arrangements with third parties to operate and control Nord Anglia Chinese International School Shanghai. These contractual arrangements may not be effective in giving us control and may be adversely impacted by changes in PRC laws or their interpretation.

We do not have an equity interest in Nord Anglia Chinese International School Shanghai (“NACIS”) because under the currently effective Catalogue for the Guidance of Foreign Investment, foreign investors are prohibited from investing in primary and middle schools and restricted from investing in high schools that teach local Chinese students.  Instead, we control and operate NACIS through a series of contractual arrangements with third parties which ultimately own NACIS.  Such arrangements have been adopted by many companies, but they pose the following key risks:

•                   There are substantial uncertainties regarding the interpretation of PRC laws and regulations applicable to such arrangements, and there can be no assurance that the PRC authorities will find our contractual arrangements to comply with PRC law. New PRC legislation could also impair the validity of our contractual arrangements.

•                   If the third parties which ultimately own NACIS fail to perform their obligations under the contractual arrangements, we may have to spend substantial costs and other resources to enforce our contracts, and remedies available under PRC law may not effectively protect our interests.

•                   The Ministry of Commerce published a draft Foreign Investment Law in January 2015.  Under the draft Foreign Investment Law, an entity such as NACIS established in the PRC but “controlled” by foreign investors via contractual arrangements will be treated as a foreign-invested enterprise, and will be subject to restrictions or prohibitions on foreign investment in a “negative list” to be issued by the State Council at a later date.  If the “negative list” includes primary, middle and high school education, a foreign-invested enterprise would require the Ministry of Commerce’s approval before it can operate.   It is unclear how existing enterprises such as NACIS would be treated by the new Foreign Investment Law if enacted. For example, it is unclear whether the law would have retroactive effect or whether grandfathering will be granted to existing enterprises.  If the Foreign Investment Law does not exempt existing enterprises, it is unclear how we would comply with the new law.

Our schools in Guangzhou and Chengdu have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations.

Under PRC laws and regulations, civil non-enterprise entities are generally required to register with the local Civil Affairs Bureau. Failure to do so may give rise to sanctions such as warnings, orders for rectification or suspension of operations. The Guangzhou Education Commission and the Guangdong Education Commission, which are the education commissions at the municipal and provincial levels, respectively, have only recently advised us to register our school in Guangzhou with the Guangzhou Civil Affairs Bureau, and this registration application is now in progress. Our school in Chengdu, Leman International School (“LIS”), which we acquired in June 2015, has commenced the process for registration with the Sichuan Provincial Department of Civil Affairs for its official establishment.

Given the uncertainties of interpretation and implementation of relevant regulations by different authorities, we cannot assure you that our school in Guangzhou and LIS will be successful with their applications to the Guangzhou Civil Affairs Bureau and the Sichuan Provincial Department of Civil Affairs, respectively. Our failure to complete required registrations could materially adversely affect our reputation, business, prospects, results of operations and financial condition.

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

Due to restrictions imposed by local authorities and regulations, the entities operating our schools in Hong Kong, Hungary, Slovakia, Mexico and NACIS in the PRC cannot make distributions in the form of dividends. If we acquire or build more schools which are subject to similar restrictions, our ability to fund our operations, make distributions and pay dividends will be adversely affected.

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

For most of our schools in China there is some uncertainty as to the landlords’ land use and property ownership rights or the receipt by such landlords of all necessary regulatory approvals. For the BISS Puxi campus, although the landlord has confirmed to us that the formal lease agreements and ownership certificates have been granted, it is unclear that the respective owners have obtained all of the requisite approvals from the competent land and building administrative authority to lease these facilities to BISS. Also for the BISS Puxi campus, the landlord is in the process of obtaining the land use right associated with a grass sports field for the secondary school. With respect to The British School of Beijing’s Shunyi facility, the landlord has not provided us with a valid property ownership certificate for the buildings. With respect to The British School of Beijing’s Sanlitun facility, the landlord has not provided us with a valid land use right certificate. Although we have been advised by the landlord that it is in the process of obtaining such certificate and other requisite approvals, they have not yet been obtained. The landlord has advised that the facility was built more than 30 years ago and to the knowledge of our management no enforcement action has been taken by the relevant Beijing governmental authorities with respect to the allocation of the land to the landlord, the educational use of the land and the construction approvals held by the landlord. With respect to the kindergarten campus of the British School of Guangzhou (“BSG”), the landlord has not provided us with a valid property ownership certificate. With respect to the LIS campus, the landlord, the Chengdu Education Bureau, has yet to obtain a land use right certificate, approval to lease the land to LIS or real estate property certificates for the facilities on the land. With respect to the campus of Nord Anglia Chinese International School Shanghai (“NACIS”), the landlord has not provided us with the ownership certificate for parts of the buildings and the land use rights certificate for parts of the land.

We are not aware of any sanction, claim, or investigation contemplated by the competent authorities based on the foregoing. However, we cannot be certain that such actions will not be taken. If the title to or legal status of the facilities leased by The British School of Beijing, BISS, BSG, LIS or NACIS were challenged by the competent regulatory authorities or any third party, our landlords’ ability to perform their obligations under their leases could be materially adversely affected which could disrupt our operations in China. In addition, uncertainty as to the landlords’ title to the properties may limit our ability to seek and obtain specific performance of the landlords’ obligations under their leases in the event of a dispute.

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

Our consolidated financial statements include reference to our defined benefit pension liability. As of August 31, 2016, the aggregate deficit for the UK Defined Benefit Plans was $22.4 million on an IFRS accounting basis.

The last agreed actuarial valuation of the Lifetime Pension Scheme was carried out as of August 31, 2014, resulting in a deficit of £24.8 million on the scheme-specific basis. Should a wind-up trigger occur in relation to this plan, the buy-out deficit will become due and payable by the employers with a liability to the plan, and the deficit of the Lifetime Pension Scheme on a buy-out basis was £32.9 million as of August 31, 2014.

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

As a result of these valuations, we are required to make on-going cash contributions in order to reduce the funding deficits. We have agreed with the trustees to a schedule of payments until September 2024 for the Lifetime Pension Scheme based on the 2014 valuation. This schedule began with a payment of £2.3 million in September 2015, increasing each year by 3.0% per annum until 2024, when the payment is £3.0 million. We have also agreed on a funding recovery plan with the trustees of the Wyburn School Limited Pension & Life Assurance Scheme (1985) and the Nord Anglia Joint Pension Scheme of aggregate payments of £48,300 per annum until May 2020.

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

Disputes with our business partners may adversely affect our business.

In some of the jurisdictions in which we operate or may operate in the future, including Abu Dhabi, Dubai, Qatar, Thailand and Vietnam, we operate our schools through joint ventures with local businesses or individuals due to regulatory or other business requirements. For the operation of Nord Anglia Chinese International School Shanghai, we rely on contractual arrangements with a local individual and his wholly-owned company.  These business partners may (i) have economic or business interests or goals that are inconsistent with ours, (ii) take actions contrary to our instructions or requests or contrary to our policies or objectives or (iii) be unable or unwilling to fulfill their obligations under their agreements with us. A serious dispute with a business partner could materially adversely affect our business, financial condition and results of operations. In addition, if there is any adverse publicity in relation to our business partners, the reputation and operations of our relevant schools may be adversely affected.

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

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining any benefit, along with various other anti-corruption laws. Although we have implemented policies and continue to carry out training and introduce procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject, there is no assurance that such measures will work effectively all of the time or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. If we fail to comply with the FCPA or other laws governing the conduct of business with government entities or other corruption offences, or if any of the schools we acquire are found to have failed to comply with those laws before we acquired them, we may be subject to criminal and civil penalties and other remedial measures, which could adversely affect our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities could also adversely affect our business, financial condition, results of operations and liquidity, regardless of the outcome of the investigation. Violations of the FCPA or other anti-corruption laws could also breach the terms of our financing agreements.  See “—Risks Related to our Debt—Our indebtedness may restrict our ability to pursue our business strategies.”

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of the PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors will be deprived of the full benefits of the PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to the PCAOB inspections on all of their work. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“the CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB is continuing discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit PRC companies that trade on the U.S. exchanges.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, in connection with administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, our financial statements could fail to comply with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. Any Commission endorsement or other determination could be appealed by the accounting firms in the U.S. court system. On February 12, 2014, the Big Four PRC-based accounting firms initiated a review of the initial administrative law decision to the SEC. We were not and are not involved in the proceedings brought by the SEC against these accounting firms. On February 6, 2015, the Big Four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit US-listed companies. The settlement required the Big Four PRC-based accounting firms to follow the SEC’s specified procedures and to seek to provide the SEC with access to the Big Four PRC-based accounting firms’ audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If potential document productions depart from the criteria pursuant to the SEC’s specified procedures, the SEC retains authority to impose a variety of additional remedial measures on the Big Four PRC-based accounting firms, depending on the nature of the departure.

If the Big Four PRC-based accounting firms are subject to additional remedial measures, because our auditor’s PRC-based affiliate carries out audit procedures on our PRC operations, our ability to file our financial statements in compliance with SEC requirements could be impacted.

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

•                  potential litigation or regulatory investigations; and

•                  potential or actual changes in the regulatory environment in which we operate.

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

Sales of substantial amounts of our ordinary shares, or the expectation that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of November 18, 2016, we had 104,130,038 ordinary shares outstanding. The ordinary shares are freely tradable without restriction under the Securities Act, except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which are restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

As of November 18, 2016, our controlling shareholder is Premier Education Holdings which owned 66.9% of our outstanding shares as of November 18, 2016. For as long as Premier Education Holdings continues to beneficially own shares representing more than 50% of the voting power of our shares, it will be able to direct the election of a majority of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations requiring shareholder approval with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of debt, the issuance of any additional shares or other equity securities, the repurchase or redemption of shares and the payment of dividends. Similarly, Premier Education Holdings has the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, has the power to prevent a change in our control and could take other actions that might be favorable to it. Even if its ownership falls below 50%, Premier Education Holdings may continue to be able to strongly influence or effectively control our decisions.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on February 28, 2017. We would lose our foreign private issuer status if (i) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the United States or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

B.                                                                                    Business Overview

Overview

We believe we are the world’s leading operator of premium international schools. We teach over 37,000 students, from kindergarten through the end of secondary school (“K-12”), at our 43 premium schools in China, Europe, the Middle East, South East Asia and North America. We primarily operate in geographic markets with high FDI, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business. Our student enrollment increased at a compound annual growth rate (“CAGR”) of 31% from the end of fiscal 2008 to the end of fiscal 2016.

Our commitment to quality drives our strong operating performance. Our highly qualified principals, teachers and support staff strive to maximize every student’s academic performance. Although we accept students with a wide range of academic ability, for many of whom English is their second language, our students’ standardized examination results exceed global averages. In 2016, our IBDP pass rate equalled 91% compared to the IB World Average of 80.8%, and 15.7% of our IBDP students scored over 40 points out of 45, compared with the IB World Average of 7.4%. In 2016, one out of three of our graduates matriculated to one of the world’s top 100 universities in QS World University Rankings. Our academic quality helps us maintain our market-leading position, supports our premium pricing and drives consistent enrollment growth.

Our schools derive all of their revenue from private sources and therefore are not exposed to government funding risk. As of September 30, 2016, 62% of our students were expatriates and 38% were from local families. Employers of expatriates fund most of our tuition fees as part of expatriate compensation packages, through allowances or direct payments to our schools. Education allowances are often key recruitment incentives for expatriate employees.

Our attractive business model leads to good visibility, price inelasticity, low capital requirements and strong cash generation. Our average student tenure of 4.0 years provides good visibility on future enrollments and revenues. Giving pro forma effect to our acquisition of our four schools in Vietnam and six schools from Meritas, our average tenure in the last two years would have been 4.1 years. Our private-pay model and the importance of education to parents make us resilient to changing economic conditions and government policies. We have been able to increase tuition fees at an average of approximately 4-5% per year over the last five years. Our capital-efficient approach to growth enables us to generate high returns on capital. We focus on securing high-quality, purpose-built schools through long-term leases, with the construction costs of many of our schools funded by real estate developers desiring premium schools within their residential and commercial developments. Our strong margins and working capital dynamics make our business highly cash generative. We generally receive a large portion of our schools’ revenue before the beginning of the fiscal year. As an example, we received approximately 50% of our fiscal 2016 schools’ revenue before August 31, 2015.

We have grown our business significantly since 2008. We increased our student capacity and enrollments from 5,393 places and 4,010 students as of August 31, 2008 to 54,813 places and 37,026 students as of November 18, 2016. During that period, we expanded capacity at our existing schools by 7,016 places, developed eight greenfield schools with a total of 10,462 places and acquired 31 schools with a total of 31,942 places.

In fiscal 2016, we had revenue of $856.0 million, profit for the period of $49.2 million and Adjusted EBITDA of $207.3 million. In fiscal 2016, our schools in China, Europe, Middle East, South East Asia and North America contributed 23.2%, 24.9%, 10.2%, 15.3% and 26.4% of our schools’ revenue, respectively.

The following table shows our regional enrollments as of November 18, 2016:

	November 18, 2016	% of Total

Full-time equivalent students:
China	5,912	16%
Europe	6,868	19%
Middle East	5,627	15%
South East Asia	8,241	22%
North America	9,932	27%
China Bilingual	446	1%
Total	37,026	100%

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

Our Strengths

Global Market Leadership and Partner of Choice

We believe we are the world’s leading operator of premium international schools. We teach over 37,000 students at our network of 43 premium international schools across 34 locations in 15 countries. We are a trusted partner of key stakeholders, including governments, sellers of premium schools and real estate developers, and enjoy significant benefits of scale.

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

Our reputation also helps create unique opportunities to improve our educational offering through curricula enrichment and innovative professional development for teachers. In May 2016 we announced our collaboration with one of the world’s leading universities, the Massachusetts Institute of Technology (MIT), to implement a science, technology, engineering, visuals arts and mathematics program across our schools worldwide. The program focuses on the juncture between the STEAM disciplines as a catalyst for developing key transferable skills which will benefit students in school and in their future careers.

In 2015 we announced The Juilliard-Nord Anglia Performing Arts Program, a multifaceted collaboration to provide an innovative arts education curriculum for students in grades K-12. Developed in conjunction with The Juilliard School, the world-renowned performing arts conservatory, the program seeks to inspire and equip our students with the skills, curiosity and cultural literacy to engage in the performing arts throughout their lives.

In 2015, we also announced a unique professional development opportunity for teachers in collaboration with King’s College London, a world top 20 university and a leader in professional and executive education. Each year, 50 teachers will commence a part-time Executive Master’s in International Education, focused on developing participants’ understanding of effective school leadership in an international education environment.

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

•                   stay at the forefront of educational theory; and

•                   offer initiatives, such as the Global Campus, The Juilliard-Nord Anglia Performing Arts Program and the MIT collaboration, which develop our students into world-ready, global citizens.

Premium Quality Education with Strong Brand Recognition

Our schools have excellent reputations and are among the most respected premium K-12 school brands in their markets. We focus on the needs of individual students and track each student’s performance against personalized targets to help maximize every student’s academic achievement.

Our approach to education and the benefits of belonging to a global network of premium schools help to distinguish our schools from our competitors. For example, we have developed a supplementary learning platform, the Global Campus, which is accessible to all of our students. The Global Campus Online is an Internet-based system that complements our curricula and allows our students to interact online with experts in various fields and collaborate with students at any of our schools around the world. This innovative learning environment creates independent learners, prepares students for future university study and helps them to become global citizens. As part of the Global Campus, students also have opportunities to come together from around the world and take part in unique experiences in the Global Campus Worldwide. In 2016, 764 students from our schools around the world participated in transformational learning experiences through our Global Campus Worldwide expeditions to Tanzania and Switzerland. Additionally, our Global Campus Worldwide brought 105 students to the Cambridge Science Festival for a bespoke program of activities as part of our collaboration with MIT.

Although most of our schools do not select students based on academic ability, and English is not the first language of many of our students, our students’ standardized examination results well exceed global averages. In 2016, our International Baccalaureate Diploma Program (“IBDP”) pass rate equaled 91% compared to the IB World Average of 80.8%, and 15.7% of our IBDP students scored over 40 points out of 45, compared with the IB World Average of 7.4%. In 2016, one out of three of our graduates matriculated to one of the world’s top 100 universities in QS World University Rankings.

Our reputation for quality and a distinctive approach to education result in high referral rates, with 91% of parents of children at our schools whom we surveyed in the academic year 2015/2016 reporting that they would recommend our schools. Our reputation and attention to individual students are key to parents who choose our schools over competing schools.

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

Highly Attractive Financial Profile

•                   High Visibility and Predictability: We operate a highly visible and predictable business. Average student tenure across our network in the last two years was 4.1 years. In our latest academic year we lost only 2% of our students for reasons related to academic quality, student needs or tuition levels, based on parent responses to our exit surveys. At a majority of our schools, our terms and conditions require a full term’s notice of withdrawal for a refund of prepaid tuition. The final academic term at most of our schools starts in April of each year and historically we have had few requests for refunds. We track inquiries and visits to estimate new enrollments. In fiscal 2016, we converted 47% of prospective student visits to our schools into enrollments. As a result, we can estimate in-year and year-to-year student re-enrollment, new enrollment and revenue.

•                   Favorable Working Capital Dynamics: We generally receive a large portion of our schools’ revenue before the beginning of the fiscal year. As an example, we received approximately 50% of our fiscal 2016 schools’ revenue before August 31, 2015. We collected approximately 67% of our schools’ revenue prior to January 2016, and up to 94% prior to May 2016. The timing of our schools’ revenue collection allows us to finance our operating expenses principally with pre-paid tuition fees.

•                   Price Inelasticity Supported by Private Pay Model: We have been able to increase our tuition fees at an average of approximately 4-5% per year over the last six years, which we believe exceeds the median rate of inflation in the markets where our schools are located, while continuing to grow our global enrollment organically. Our private pay model insulates our schools from volatility in government funding resulting from changing economic conditions or policies. The high quality of our schools supports our premium pricing. A significant proportion of our tuition fees are directly or indirectly paid by employers, who we believe accept price increases because education allowances typically represent only a small percentage of an expatriate’s total compensation. We believe self-funding expatriates and affluent local families also accept our price increases because of the importance they place on a quality education for their children.

•                   Strong Margins: Our premium pricing and operating efficiencies result in strong margins. In fiscal 2016, our Adjusted EBITDA margin was 24.2%. With capacity utilization of 67.5% as of November 18, 2016, we have significant scope to expand our margins by growing enrollments without increasing capacity.

Experienced Management Team with Local and Global Expertise

Our management team combines seasoned executives with experience in running publicly listed companies and leading education specialists. Andrew Fitzmaurice has been our CEO for more than 13 years and was CEO when Nord Anglia Education plc was listed on the main board of the London Stock Exchange. Over the last several years, we have bolstered our senior management team with a number of significant appointments, including our corporate development director, education director, human resources director and marketing director. Our senior management team is supported by experienced regional managers and local school administrators who implement our operating philosophy in each of our markets.

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

Increase Student Enrollments at Our Existing Schools

We aim to continue to increase enrollments by applying our systematic processes for generating inquiries, converting inquiries to enrollments and retaining existing students. Our school principals lead the recruitment effort with dedicated admissions and marketing teams. We generate inquiries and visits through referrals and digital and other marketing activities. In fiscal 2016, we converted 47% of prospective student visits to our schools into enrollments.

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

•                   Capacity Expansion at Our Existing Schools. At our existing schools, we may increase capacity where market demand supports additional places. We will continue to develop our relationships with real estate developers and landlords, who we expect will continue to fund our capacity expansion. Our systematic approach to capacity expansion has enabled us to add 10,462 places to existing schools since August 31, 2008.

•                   Greenfield Expansion in Existing and New Markets. We may strategically open new schools in markets where we currently operate and in attractive new markets. We have successfully completed eleven greenfield projects since 1992. We have greenfield projects under development in Abu Dhabi, Bangkok and Hong Kong.

In many new markets, our global market leadership and premium quality attract inquiries from governments, real estate developers and landlords. Governments and business and trade associations recognize that the availability of premium quality education for the children of expatriate employees is critical to attracting FDI from corporations.

•                   Acquisitions. An abundance of single-site operators provides a supply of incremental acquisition opportunities. Potential sellers often engage with us in exclusive negotiations because of our reputation, success at integrating schools, capital resources and interest in keeping sellers involved as landlords and consultants without the ongoing responsibility of operating the school. We evaluate each potential acquisition using a returns-based approach focused on the school’s quality, reputation, curriculum, local market dynamics, tuition levels, financial position and opportunities for growth. Once we acquire a school, our proven operating model drives educational improvements, enrollment growth and operational efficiencies. We have a highly successful record of acquiring and integrating schools.

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

Small class sizes

We restrict classes to a maximum of 24 students, with a few exceptions, in order to provide each student with close teacher interaction and individual attention and support. This benefits students and promotes staff retention by providing a rewarding environment for our teachers.

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

Our Schools

We operate 43 schools in 34 locations across China, Europe, the Middle East, South East Asia and North America. The following table sets forth certain information about each school and its educational programs.

School	Date Founded	Date Acquired/ Founded	Curriculum	Qualification
China
Nord Anglia International School Shanghai, Pudong (Pudong, Shanghai, China)	2002	2002	English National Curriculum	IGCSE/IBD
The British International School Shanghai, Puxi (Puxi, Shanghai, China)	2005	2005	English National Curriculum	IGCSE/IBD
The British School of Beijing, Sanlitun (Sanlitun, Beijing, China)	2003	2009	English National Curriculum	K-6(1)
The British School of Beijing, Shunyi (Shunyi, Beijing, China)	2009	2009	English National Curriculum	IGCSE/IBD
The British School of Guangzhou (Guangzhou, China)	2006	2013	English National Curriculum	IGCSE/A levels
Léman International School (Chengdu, China)	2009	2015	IB Curriculum	AP/IBD
Nord Anglia International School Hong Kong (Hong Kong, China)	2014	2014	English National Curriculum	K-9(1)
China Bilingual
Nord Anglia Chinese International School	2016	2016	Shanghai National Curriculum & IB Curriculum	Zhongkao/IBD
Europe
The British School Warsaw (Warsaw, Poland)	1992	1992	English National Curriculum	IGCSE/IBD
The English International School Prague (Prague, Czech Republic)	1995	1995	English National Curriculum	IGCSE/IBD
The British International School Bratislava (Bratislava, Slovakia)	1998	1998	English National Curriculum	IGSE/IBD
The British International School Budapest (Budapest, Hungary)	2002	2002	English National Curriculum	IGCSE/IBD
Collège Beau-Soleil (Villars-sur-Ollon, Switzerland)	1910	2011	French and Swiss Curriculum	IBD or French Bac
Collège Champittet Pully (Pully, Switzerland)	1903	2011	French and Swiss Curriculum	French Bac/Swiss Maturité/ IBD
Collège Champittet Nyon (Nyon, Switzerland)	2007	2011	French and Swiss Curriculum	K-7(1)
La Côte International School Aubonne (Aubonne, Switzerland)	2008	2011	English National Curriculum and IBC	IBD
Collège du Léman (Geneva, Switzerland)	1960	2005	U.S., French, Swiss & IB Curriculum	AP/IBD/ICSE/Swiss Maturité/French Bac
International College Spain (Madrid, Spain)	1982	2013	IB Curriculum	IBD
Middle East
Nord Anglia International School Dubai (Dubai, UAE)	2014	2014	English National Curriculum	IGCSE/IBD
The British International School Abu Dhabi (Abu Dhabi, UAE)	2009	2013	English National Curriculum	IGCSE/IBD
Compass International School Doha, Gharaffa (Gharaffa, Doha, Qatar)	2006	2013	English National Curriculum	K-6(1)
Compass International School Doha, Madinat Khalifa (Madinat Khalifa, Doha, Qatar)	2010	2013	English National Curriculum	IGCSE(1)
Compass International School Doha, Rayyan, (Al Rayyan, Doha, Qatar)	2009	2013	English National Curriculum	K-6(1)
Nord Anglia International School, Al Khor (Al Khor, Qatar)	2012	2013	English National Curriculum	K-9(1)
South East Asia
Regents International School Pattaya (Pattaya, Thailand)	1994	2012	English National Curriculum	IGCSE/IBD
St Andrews International School Bangkok (Bangkok, Thailand)	1997	2013	English National Curriculum	IGCSE/IBD
Dover Court International School (Singapore)	1972	2014	English National Curriculum	IGCSE
Northbridge International School Cambodia (Phnom Penh, Cambodia)	1996	2014	English National Curriculum	IBD
The British International School, Ho Chi Minh City (Ho Chi Minh City, Vietnam)	2000	2015	English National Curriculum	IGCSE/IBD

School	Date Founded	Date Acquired/ Founded	Curriculum	Qualification
The British International School, Hanoi (Hanoi, Vietnam)	2012	2015	English National Curriculum	IGCSE/A-Levels
The British Vietnamese School, Ho Chi Minh City (Ho Chi Minh City, Vietnam)	2011	2015	English National Curriculum	IGCSE/A-Levels
The British Vietnamese School, Hanoi (Hanoi, Vietnam)	2012	2015	English National Curriculum	IGCSE/A-Levels
North America
The British School of Washington (Washington D.C., U.S.A.)	1998	2013	English National Curriculum	IGCSE/IBD
The British International School of Boston (Boston, Massachusetts, U.S.A).	2000	2013	English National Curriculum	IGCSE/IBD
The British International School of Houston (Houston, Texas, U.S.A.)	2000	2013	English National Curriculum	IGCSE/IBD/A-Levels
The British International School of Chicago, Lincoln Park (Chicago, Illinois, U.S.A.)	2001	2013	English National Curriculum	IGCSE/IBD
The British International School of Chicago, South Loop (Chicago, Illinois, U.S.A.)	2015	2015	English National Curriculum	IGCSE/IBD
The British International School of Charlotte (Charlotte, North Carolina, U.S.A.)	2003	2013	English National Curriculum	IGCSE
Nord Anglia International School New York (New York, U.S.A.)	2011	2013	English National Curriculum	K-6(1)
The Village School (Houston, Texas, USA)	1966	2015	U.S. & IB Curriculum	AP/IBD
North Broward Preparatory School (Coconut Creek, Florida, USA)	1957	2015	U.S. & IB Curriculum	AP/IBD
Windermere Preparatory School (Windermere, Florida, USA)	2000	2015	U.S. & IB Curriculum	AP/IBD
Instituto San Roberto (Monterrey, Mexico)	1982	2015	U.S. & IB Curriculum	K-9(1)

(1)                                 This school educates students in pre-qualification years.

“AP” stands for Advanced Placement; “IBD” stands for International Baccalaureate Diploma Program; and “IGCSE” stands for International General Certificate of Secondary Education.

Our Seven International Schools in China

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

As of September 30, 2016, 97% of the students at this school were expatriates.

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

As of September 30, 2016, 98% of the students at this school were expatriates.

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

As of September 30, 2016, 100% of the students at this school were expatriates.

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

As of September 30, 2016, 100% of the students at this school were expatriates.

The British School of Guangzhou—Guangzhou, China

We acquired this school in 2013 with a capacity of 904 places and the school now has a capacity of 1,500 places. The school is located on the shores of scenic Nanhu Lake, a short drive from the business district of Guangzhou. The school features separate campuses for lower- and upper-school students. Facilities include gymnasiums, four basketball courts, four football pitches, a driving range and a top-class swimming pool complex. In addition, the school has a theater, three fully-equipped music rooms, a dance studio and two libraries.

As of September 30, 2016, 100% of the students at this school were expatriates.

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

As of September 30, 2016, 89% of the students at this school were expatriates.

Nord Anglia International School Hong Kong—Hong Kong, China

We opened this school in September 2014 with a capacity of 792 places. The school’s facilities include a large sports and performance hall, a 25 meter swimming pool, specialist classrooms for music, art, drama and science and a Learning Resource Centre that can be used for individual and group study.

As of September 30, 2016, 79% of the students at this school were expatriates.

Our first Bilingual School in China

Nord Anglia Chinese International School — Shanghai, China

We opened this school in September 2016 with a capacity of 2,250 places. The school has world class facilities, which include a 400 seat performing arts center for music, drama and performance form, multi-purpose central atrium for community interaction, state-of-the-art information technology, various sports facilities including a 25 meter in-door swimming pool, and a Learning Resource Centre.

As of September 30, 2016, 0% of the students at this school were expatriates.

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

As of September 30, 2016, 10% of the students at this school were expatriates.

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

As of September 30, 2016, 7% of the students at this school were expatriates.

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

As of September 30, 2016, 95% of the students at this school were expatriates.

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

As of September 30, 2016, 59% of the students at this school were expatriates.

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

As of September 30, 2016, 89% of the students at this school were expatriates.

The British International School Bratislava—Bratislava, Slovakia

We opened this school in 1998 with a capacity of 100 places. The school is operated out of two locations, with one allocated for the kindergarten and Year 1 students and the other for students in Years 2 to 13. The location for younger students has its own library, information and communication technology room, music area, and a playground. The second building has three well-equipped science labs, three ICT rooms, two specialist music rooms, and a computer-equipped library. The campus also has two gymnasiums, one of which has a climbing wall, a dance studio, basketball courts, a 200-meter athletics track, and a half-size football field. In response to increasing demand, we opened the second building in 2006 bringing the school to its current capacity of 876 places. The new facilities were formally opened by His Royal Highness Prince Andrew.

As of September 30, 2016, 67% of the students at this school were expatriates.

The British International School Budapest—Budapest, Hungary

We assumed operations of this school in 2002 with a capacity of 420 places. In 2005, we relocated the school to new custom built facilities in its current location in Budapest’s third district. Its facilities include two science labs, music rooms equipped with computers, a dance and drama studio, an amphitheater and a library. Its outdoor facilities include an organic wild garden for science lessons as well as an outdoor pavilion classroom. Its sporting facilities include a half-size football pitch, a 220-meter track, an outdoor basketball court, and a large indoor gymnasium. The school now has a capacity of 1,056 places.

As of September 30, 2016, 68% of the students at this school were expatriates.

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

As of September 30, 2016, 84% of the students at this school were expatriates.

The British School Warsaw—Warsaw, Poland

Founded by Nord Anglia Education in 1992 in association with a local family, this was our first international school. In 2004, we opened a new building, which was formally opened by His Royal Highness Prince Andrew, by converting a former electrical engineering college into high-quality academic facilities and this building has been further expanded and upgraded on a number of occasions. The school boasts modern facilities, including a sports field, a gymnasium, and art and music rooms. The school has a capacity of 1,370 places.

As of September 30, 2016, 37% of the students at this school were expatriates.

International College Spain—Madrid, Spain

We acquired International College Spain through our acquisition of WCL Group in 2013. This prestigious school is located in the prosperous suburbs of Alcobendes and has built an excellent reputation since it was established in 1980. The campus has five science laboratories, two music rooms, six language rooms, two gymnasiums, two libraries, a dance studio, a drama room and an auditorium including a stage. Outdoor facilities include extensive open recreational space for students, including fenced-in tennis courts and space for a football pitch. The school has a capacity of 1,100 places.

As of September 30, 2016, 42% of the students at this school were expatriates.

Our Six Schools in Middle East

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

As of September 30, 2016, 79% of the students at this school were expatriates.

Nord Anglia International School Dubai—Dubai, United Arab Emirates

We opened Nord Anglia International School Dubai in September 2014 with a state-of-the-art new campus. The school has excellent facilities including an auditorium, large well-lit open plan art studios, craft centers, dark rooms and theater spaces. The school also has outdoor sports facilities, a swimming pool and three dining rooms. The school has a capacity of 1,750 places.

As of September 30, 2016, 100% of the students at this school were expatriates.

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

As of September 30, 2016, 54% of the students at this school were expatriates.

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

As of September 30, 2016, 85% of the students at this school were expatriates.

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

As of September 30, 2016, 100% of the students at this school were expatriates.

Nord Anglia International School Al Khor—Al Khor, Qatar

We acquired this school through our acquisition of WCL Group in 2013. Founded in 2012, the school is located on the outskirts of Doha, 15 miles from the city limits. The school has two science laboratories, a language room, a gymnasium and a library. Outdoor facilities include an extensive hard and soft area for sports and recreation, including a football pitch, a basketball court and a covered courtyard area. The school has a capacity of 904 places.

The school was established to provide high-quality education to employees of Shell. While Al Khor accepts students whose parents do not work for Shell, it has benefited from a contract with Shell to supply up to 300 guaranteed student places. The initial contract with Shell expired in July 2016 and is currently being renewed.

As of September 30, 2016, 75% of the students at this school were expatriates.

Our Eight Schools in South East Asia

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

As of September 30, 2016, 68% of the students at this school were expatriates.

St. Andrews International School Bangkok—Bangkok, Thailand

We acquired this school in August 2013. The school is located on an attractive campus close to Bangkok’s amenities and transportation links. The school features a gymnasium, a football pitch and a 25-meter salt water swimming pool. In addition, the school has computer suites and computer research centers, a new library, design technology and art facilities and two fully-equipped music rooms. The school has a capacity of 1,225 places.

As of September 30, 2016, 49% of the students at this school were expatriates.

Dover Court International School—Singapore, Singapore

We acquired this school in April 2014. Founded in 1972, Dover Court International School is set in 14 acres in the center of Singapore with facilities including a large swimming pool complex, a six-lane running track, a full sized soccer pitch, extensive playing fields and an indoor multi-purpose hall. The school is also equipped with modern classroom facilities, computer rooms, music halls and science labs. The school has a capacity of 1,384 places.

As of September 30, 2016, 96% of the students at this school were expatriates.

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

As of September 30, 2016, 42% of the students at this school were expatriates.

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

As of September 30, 2016, 69% of the students at this school were expatriates.

The British International School, Hanoi—Hanoi, Vietnam

We acquired this school in January 2015 with an initial capacity of 1,718 places. Founded in 2012, BIS Hanoi is a first class, purpose- built school situated in Vinhomes, Riverside, Long Bien District, Hanoi. The campus boasts exceptional facilities including large libraries, a theater, an auditorium, a 25 meter indoor swimming pool and grass playing fields.

As of September 30, 2016, 31% of the students at this school were expatriates.

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

As of September 30, 2016, 5% of the students at this school were expatriates.

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

As of September 30, 2016, 10% of the students at this school were expatriates.

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

As of September 30, 2016, 61% of the students at this school were expatriates.

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

As of September 30, 2016, 36% of the students at this school were expatriates.

The British International School of Houston—Houston, Texas

We acquired this school through our acquisition of WCL Group in 2013. Founded in 2000, The British School of Houston moved from its original location to a purpose built, 2,200 place capacity, state-of-the-art campus in September, 2016. The campus is located in northwest Houston, twenty minutes from downtown. The school has an impressive array of facilities including a two-story science center, a 600-seat theatre, dance studio, keyboard and string laboratories, two NCAA-sized gymnasiums, a 6-lane aquatics center and other exciting learning areas designed specifically to enhance learning opportunities.

As of September 30, 2016, 88% of the students at this school were expatriates.

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

As of September 30, 2016, 16% of the students at this school were expatriates.

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

As of September 30, 2016, 27% of the students at this school were expatriates.

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

As of September 30, 2016, 46% of the students at this school were expatriates.

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

As of September 30, 2016, 61% of the students at this school were expatriates.

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

As of September 30, 2016, 74% of the students at this school were expatriates.

North Broward Preparatory School—Coconut Creek, Florida, USA

We acquired North Broward Preparatory School as part of the Meritas acquisition in June 2015 with an initial capacity of 1,758 places. Founded in 1957, the school is a prestigious, purpose-built boarding school comprising two campuses. The primary campus is located in Coconut Creek north of Ft. Lauderdale and a second boarding campus is located in Coral Springs approximately 15 minutes’ drive away from the primary campus. The campuses offer exceptional indoor facilities including a large athletic center, elite boarding suites, gymnasium, and theater. Outdoor facilities include a running track, football and baseball field. The school also has boarding accommodation for up to 298 students. The school has a capacity of 2,158 places.

As of September 30, 2016, 10% of the students at this school were expatriates.

Windermere Preparatory School—Windermere, Florida, USA

We acquired Windermere Preparatory School as part of the Meritas acquisition in June 2015 with an initial capacity of 1,400 places. Founded in 2000, the school is located by Lake Cypress in the Windermere Rural Settlement of southwest Orange County, Florida. The expansive campus includes a library, specialist rooms for science, computers, music and art, a sports center, track and football field, baseball field and basketball and tennis courts. The school also has boarding accommodation for up to 104 students. The school has a capacity of 1,400 places.

As of September 30, 2016, 34% of the students at this school were expatriates.

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

As of September 30, 2016, 15% of the students at this school were expatriates.

Marketing Our Schools

Our Brand

We leverage our scale as a family of 43 schools to develop a brand which sets us apart as a global leader in K-12 international education. In April 2015, we launched our new philosophy, which can be summed up by the phrase “Be Ambitious.” We are ambitious for our students, our people and our family of schools. All the schools in our family are aligned to this philosophy and therefore promote the same brand values. This clear message allows everyone to understand what Nord Anglia Education stands for and enables us to develop Nord Anglia Education as a leading global brand. Our brand identity was also refreshed at this time to reflect our brand positioning with an identity that better resonates with parents.

Our marketing strategy is underpinned by an empirical model designed to optimize admissions. It is designed to build brand awareness among prospective parents and students, and brand loyalty and advocacy amongst existing parents and students. We seek to build brand awareness in each of our existing and new markets with respect to our individual schools and the “Nord Anglia Education” name. We believe that this approach also contributes to the recruitment and retention of quality teachers and principals and enables us to access unique opportunities and collaborations.

We believe that a school’s attractiveness to parents and students is based largely upon its reputation. Accordingly, our marketing strategy is focused on the communication and enhancement of the excellent reputation that our schools enjoy within their respective markets. Our marketing strategy is executed at each school by our principals and the admissions and marketing teams. It focuses on our online presence, reputation and referrals from existing parents as opposed to costly media campaigns. Accordingly, we achieve our enrollment results in a highly cost-effective manner.

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

Relocation Agents

Relocation agents who settle expatriate families are an important source of enquiries. We develop close relationships with these relocation agents through a variety of initiatives, such as hosting school visits, providing quality information on our schools and producing user- friendly materials they can share with their clients.

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

Visibility

In addition to high levels of visibility in relation to the financial performance for the current fiscal year, we are able to forecast enrollments for the following fiscal year with a certain degree of confidence. Our students stay in our schools for an average of 4.0 years. By analyzing inquiries and visits, we can gauge likely enrollment trends for each school. This visibility is an important tool in our budgetary process, most notably for the recruitment of additional teachers and planning capacity.

Our Teaching, Administrative, Regional and Central Support Staff

As of August 31, 2016, we had 7,360 full-time equivalent employees. Our schools had 7,228 full-time equivalent employees, of whom 5,168 were teaching staff, 1,998 were school administration and management and 62 were regional support. Our learning services business had 29 full-time equivalent employees. In addition, we had 103 Group Central Support staff. The table below shows our full-time equivalent employees by category of activity as of August 31, 2014, 2015 and 2016:

	Full-time equivalent employees
	2014	2015	2016
Teachers and Teacher Support	2,752	4,967	5,168
School Support	944	1,953	1,998
Regional Support	34	68	62
Learning	127	49	29
Group Central Support (Globally)	78	94	103
Total	3,935	7,131	7,360

The table below shows our full-time equivalent employees by geographic location as of August 31, 2014, 2015 and 2016:

	Full-time equivalent employees
	2014	2015	2016
China	1,173	1,258	1,329
Europe	1,094	1,422	1,442
ME/SEA	1,231	2,665	2,788
North America	437	1,786	1,801
Total	3,935	7,131	7,360

Talent Acquisition

Our principals and teaching staff are highly qualified and experienced, and we recruit them through a rigorous hiring process. We are able to attract highly qualified staff through our international scale, reputation for quality and competitive compensation packages. We emphasise on-going professional development and a policy to promote from within to attract and retain teachers. Initiatives such as Nord Anglia University (“NAU”), which provides comprehensive professional training programs for teachers and principals, underscore our commitment to professional development.

Launched in 2012 and now in its 4th year, the highly successful Outstanding Teachers for Outstanding School (“OTOS”) recruitment strategy continues to attract premium candidates.  By developing and maintaining an outstanding recruitment process we ensure that we select the very highest quality candidates. The most recent annual teacher recruitment event in London in January 2016 attracted over 11,500 applicants for approximately 300 positions.  We believe there are no other events like this held by a schools organization in the international schools recruitment calendar.

Our annual recruitment program extends past the recruitment event in January to take into account growth and the need to attract internationally-based teachers. All vacancies are advertised internally, with a weekly update circulated to all principals highlighting who of our teachers, middle and senior leaders are interested in moving to a different Nord Anglia Education school.

Talent and Development

Nord Anglia Education is committed to supporting our teachers and staff to Be Ambitious and to develop all aspects of their practice in both learning and teaching, and in leadership. At the heart of this is our Talent Management Framework and our Core 7 Leadership Capabilities, introduced in 2014.  The Talent Management Framework and Core 7 provide the capabilities, standards and expectations we have for all employee at every level of an employee’s career journey, and they can use this framework to identify gaps to help guide their development. Initially starting with behavioural indictors and outcomes for our four senior leadership tiers, we have expanded the framework to cover every tier.

Part of the Talent Management Framework is our Group Talent Review Boards that provide the mechanism through which we identify top talent at the school, regional and group level and have enabled us to put in place targeted development to ensure we have in place a pipeline of potential Principals and senior leaders for our future growth.  The results of these review boards provide valuable developmental data that can be fed into our group-wide leadership programs and also provide a robust and layered succession plan to enable us to continue to “Grow Our Own” as we grow as an organization.

Continuous professional development is paramount for our Teachers and other employees throughout the organization and we continue to run our highly successful Senior and Middle Leadership Programs through Nord Anglia University, which provide structured development specifically focused on career progression and development to more senior posts, as well as providing a firm foundation for all of our senior leaders to be successful in their current roles.

The Aspiring Principals program is under development and will serve to provide the targeted and bespoke development needed for those top performers, identified through the Talent Review Boards, to become Principals of our schools within 1-2 years of completing the program.

Through Nord Anglia University, we also provide on-going professional development for all our employees in the form of online, in-school and face-to-face training and support.  We also have, this year, extended our online development programs to include some on-line management training programs.

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

We have deployed a global infrastructure to allow the entire organization to collaborate and share information seamlessly and effectively. This new infrastructure includes a common e-mail platform, instant messaging, conference services as well as an intranet and file storage system using a hybrid model of cloud and in-house services and resources.

Furthermore, the deployment of a new Management Information System (“MIS”) for all our schools provides a uniform system across the group for enquiry and admissions tracking, monitoring student academic progress, as well as invoice billing and management. This new MIS solution feeds into a data warehouse for information extraction and reporting to analyze key business metrics and facilitate overall strategic decision-making. The implementation of this system enhances each individual student’s academic progress through tracking performance at a student and subject level. The key benefits of this platform includes the ability to:

•                   maximize individual student performance;

•                   implement accountability at a student, teacher, year group, subject and overall school level;

•                   encourage parental involvement and ownership of students’ academic objectives; and

•                   maintain comprehensive benchmarking within and among schools.

In addition, we have implemented a suite of virtual learning applications based around Moodle 2.9, with Global Campus being a flagship product available to all of our schools.

Our infrastructure is managed and monitored by a team of technology professionals, who are both in-house and outsourced.

Intellectual Property

We have applied for or registered trademarks relating primarily to our logos and names, including “Nord Anglia,” “British Schools of America,” “British American School” and “Léman” in various jurisdictions. In Singapore, Vietnam and the USA, we own the trademarks “The British International School”, “British Vietnamese International School” (and school logo), and “British School” respectively.  We do not own the rights to the name “The British School,” “The British International School” or similar names in other jurisdictions in which we operate a school under these names, and any organization that meets certain accreditation requirements can use these names.

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

The Education Law

In 1995, the National People’s Congress enacted the Education Law, which established the fundamental principles relating to the educational system of China at all levels, from preschool through higher education, a system of nine year compulsory education and a system of education certificates. Under this legislation, the government formulates plans for the development of education and establishes and operates schools and other educational institutions.  The Education Law was subsequently amended on August 27, 2009 and on December 27, 2015, respectively.

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

The Tentative Administrative Measures on the Registration of Civil Non-enterprise Entities issued by the State Council on October 25, 1998 require all civil non-enterprise entities to register with the local civil affairs authorities. It is commonly understood that international schools are civil non-enterprise entities as defined under these measures and, under these regulations, our schools in Shanghai and Beijing have registered with the Shanghai Civil Affairs Bureau and the Beijing Civil Affairs Bureau, respectively, and our schools in Guangzhou and Chengdu are in the process of registering with the Guangzhou Civil Affairs Bureau and the Sichuan Provincial Department of Civil Affairs, respectively. See “Item 3. Key Information —D. Risk Factors—Risks Related to the Jurisdictions in which We Operate—Our schools in Guangzhou and Chengdu have not registered with the local Civil Affairs Bureau, which could subject the schools to enforcement actions resulting in sanctions, including a suspension of our operations.

Regulation of Bilingual Schools in China

Schools like NACIS which are established using funds not from the State are regarded as private schools. Pursuant to foreign investment laws and regulations, only Chinese individuals and/or organizations are allowed to establish private schools offering primary and middle school education. Foreign investment in kindergarten and high school education must be in the form of a joint venture with a Chinese party who must maintain control over the school.

Private schools are regulated by the Law for Promoting Private Education (enacted on September 1, 2003 and amended on June 29, 2013) and the Implementation Rules for the Law for Promoting Private Education (enacted on April 1, 2004).

Under these currently effective regulations, private schools providing dual curriculum programs shall be subject to approval by the education authorities at or above the county level. A duly approved private school will be granted a Permit for operating a Private School and shall be registered with the local counterpart of the Ministry of Civil Affairs of the PRC (the “MCA”) as a civil non-enterprise entity. NACIS has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA in Shanghai.

According to the currently effective regulations, private schools are divided into three categories: (i) private schools established with donated funds; (ii) private schools from which school sponsors require reasonable returns; and (iii) private schools from which school sponsors do not require reasonable returns. NACIS is registered as a private school from which the sponsors do not require reasonable returns. Thus NACIS is not allowed to distribute any profit or dividend generated from school operation to its sponsor.

On November 7, 2016, the Standing Committee of National People’s Congress approved the Amended Law for Promoting Private Education which will become effective from September 1, 2017. This amended law abolishes the three categories described above and classifies private schools into two categories, namely “for profit schools” and “not for profit schools”. It allows the establishment of “for profit” private schools providing kindergarten and high school education, while private schools providing primary and middle school education must be “not for profit”. As NACIS is currently registered as a private school from which the sponsors do not require reasonable returns, it shall restructure to be a “not for profit” private school after the Amended Law for Promoting Private Education becomes effective, i.e. it will not be allowed to distribute any profit or dividend generated from school operation to its sponsor.

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

Hong Kong

Under the laws of Hong Kong, every school must be registered or provisionally registered with the Hong Kong Education Bureau. Our school in Hong Kong, Nord Anglia International School, Hong Kong completed its registration with the Hong Kong Education Bureau in 2016 as a private school offering primary and secondary education. Nord Anglia International School, Hong Kong commenced its first school year in September 2014 following completion of refurbishment of the school site awarded by the Hong Kong Education Bureau.

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

Poland

Under Polish law, all private primary schools (“szkola podstawowa”) and junior high schools (“gimnazjum”), including Grades (Years) 1 through 11, must have equal status with Polish public schools. To this end, private primary schools and junior high schools must comply with terms and conditions established by Polish law, unless the Minister of Education gives a special authorization permitting exceptions from such terms and conditions. Private schools are registered by the local authorities. In the case of our primary school, junior high school and high school in Poland, the competent local authority is the President of the capital city of Warsaw. Our primary school, junior high school and high school are duly registered with the registry of non-public schools and institutions maintained by the President of the capital city of Warsaw. The Minister of Education has given our primary school and junior high school special authorizations allowing them to employ foreign teachers and teach the English National Curriculum which supplements the Polish curriculum.

We operate our school in Poland as a limited liability company.

The Czech Republic

Our school in Prague, the English International School Prague, operates as a corporation under various licenses, including those covering specialized retail operations and English language teaching. All licenses are in full force and effect and are issued for an indefinite period.

The English International School Prague operates as a foreign school established by a foreign legal entity and is not registered in the Czech registry of schools. This precludes the school from obtaining government subsidies. In 2016, the Czech Ministry of Education acknowledged that Czech students at the school may fulfill their mandatory school attendance requirements at the English International School Prague. In order for the Czech authorities to recognize the educational qualifications earned by students at the school, the students need to arrange with a Czech school to take Czech examinations for certain subjects. Studying at the English International School Prague is recognized by the Czech Ministry of Education as being equivalent to studying at a Czech secondary school for the purpose of the Czech pension insurance and state social security systems relating to compulsory education, so long as the grade levels overlap with Czech secondary school levels.

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

British International School Budapest is a separate legal entity operating as a foreign educational institute under Hungarian Act No. CXC of 2011 on National Education, and was founded and is operated by the British International School Foundation. The British International School Budapest holds an operating permit granted by the Ministry of Education (now Ministry of National Resources) as of 2002. The British International School Foundation operates in the legal form of a foundation registered in Hungary. The activities of the British International School Foundation are not profit-oriented, but it may pursue business activity secondarily, solely in the interest of and without jeopardizing its objectives and to provide the necessary funds in compliance with the applicable legal provisions. The British International School Foundation may not distribute profits acquired through its business activities but shall use such profits exclusively for purposes of its main education objectives and activities.

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

Switzerland

Under Swiss law, operating and teaching in a private school is subject to authorization in accordance with applicable provisions of both Swiss federal and cantonal law regarding, in particular, the protection of minors and private education. Our schools in the canton of Vaud and the canton of Geneva, respectively operate under the supervision of the cantonal authority, the Department of Education and Youth. The authorization for the director to operate a private school and the authorizations for the teachers to teach in the school are individual. The direction of the private school must confirm to the competent authority that all teachers meet the requirements. The Vaud Department of Education and Youth and the Geneva Department of Education and Youth, respectively can verify, if necessary by examinations, that the education provided in a private school is at least equivalent to the education received in public schools.

We operate our schools in Switzerland as a company and extract profits accordingly.

Middle East

Abu Dhabi, United Arab Emirates

The Abu Dhabi Education Council (“ADEC”) established in accordance with law No. 24 of 2005, as amended by Law No.8 of 2008, regulates education institutions based in the Emirate of Abu Dhabi and has developed minimum standards for non-government schools. Although at a federal level this responsibility rests with the UAE Ministry of Education, the Ministry has delegated this authority to ADEC.

A proprietor intending to establish a new non-government school in Abu Dhabi must make an application to ADEC, in order to obtain a provisional license. Under Abu Dhabi Executive Council Resolution No. (26) of 2013 (the “Resolution”) and the Private Schools Policy and Guidance Manual 2014-2015 (the “Manual”), all private schools are required to register with ADEC and to allow inspections of their sites. BISAD registered accordingly and obtained such a license, allowing the school to open on September 6, 2009.

BISAD must continue to demonstrate on-going compliance with the Resolution and the Manual in order to qualify for annual license renewal. In order to assess whether a school meets the criteria, a team from ADEC inspects the school approximately every two years and compiles a report based on the school’s performance against nine inspection standards. ADEC also requires each licensed, non-government school to prepare an annual report to publicly disclose the school’s educational, financial performance and other policies of the school, as identified by the Director-General of ADEC.

The ability for BISAD to increase tuition fees is restricted by ADEC. The Resolution and the Manual state how BISAD may increase its tuition fees. The Resolution states that ADEC shall specify the requirements that BISAD must fulfil in order to increase its tuition fees and any other charges imposed by it. BISAD must satisfy ADEC that it is charging appropriate fees. Any proposed increase in fees must be viewed as appropriate by ADEC and ADEC must be satisfied that an increase in fees will improve the School’s overall effectiveness, increase employees’ salaries, provide for investments that will be made by the School and other matters. ADEC has total discretion on whether to approve such increase in fees.

The Resolution also states that BISAD needs ADEC’s prior approval if it is to increase its income from sources such as grants, endowments, bonds, school facilities and rental of buildings.

We entered into a definitive agreement to acquire the 49% equity interest in BISAD owned by our parent in September 2012 and completed the acquisition in February 2014. In accordance with the provisions of the UAE Federal Commercial Companies Law  No. 2 of 2015 (the “Law”), the shares of a UAE partner in a limited liability company (“LLC”) should not be less than 51% at all times. Although the Law provides that the capital of an LLC should be divided into equal shares and further confirms that the profits and losses shall be equally divided amongst the shares, it qualifies this general provision by stating “unless otherwise stipulated in the memorandum of association.” It has been a widely accepted practice to provide in the memorandum of the LLC that the profits and losses of an LLC will be shared in a ratio different to that of the shareholder’s stake.

Dubai, United Arab Emirates

The Knowledge and Human Development Authority in Dubai (“KHDA”) established in accordance with Law No. 30 of 2006 is tasked with planning, providing for and developing the requirements for knowledge and human development, including the licensing and regulation of educational institutions in Dubai. Although at a federal level this responsibility rests with the UAE Ministry of Education, the Ministry has delegated this authority to KHDA. The Dubai Schools Inspection Bureau (“DSIB”), established by Executive Council Resolution No (38) 2007, is responsible for the monitoring of educational institutions in Dubai and the School Agency at the KHDA (“School Agency”), established by Executive Council Resolution No (11) 2007, is responsible for the development of the school sector specifically. The relationship between KHDA and each of the DSIB and the School Agency, broadly and as it pertains the regulation of schools like Nord Anglia International School Dubai, is governed by working agreements that align the strategic objectives of the KHDA with each entity, create a framework for cooperation and outline the powers and duties of each party.

As a school licensed by the KHDA, Nord Anglia International School Dubai is required to comply with the KHDA issued Resolution No. (1) of 2007 Concerning licensing of Private Educational Institutions in Dubai (the “Resolution”) and Order No. (1) Concerning the Special Conditions for licensing Schools, Free Zone Schools and Foreign Community Educational Institutions in the Emirate of Dubai as amended by Order No. (1) of 2009 (the “Order”), such compliance being imposed, monitored and assessed on an ongoing basis by the KHDA, the DSIB and the School Agency.

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

The ability for Nord Anglia International School Dubai to increase tuition fees is restricted, as the KHDA reserves the right to disallow any educational or non-educational fee increase pursuant to the Order. Any increase of fees by the school shall be subject to the submission of a formal application by the school and the approval of such application by the KHDA. The fee increase is set as per the School Fee Framework, where a combination of the schools DSIB School Performance Results and the Educational Cost Index (ECI) specified by the Dubai Statistics Center allow for an increase as per ECI percentage or up to 2 times ECI for Outstanding schools. The Executive Council Decision No. 16/2015 sets out the exceptions to this rule, provided that certain criteria are met. This criteria includes the length of its operation, occupancy levels, salary levels and financial rate of return. Under certain circumstances an exceptional fee increase may be considered.

Nord Anglia International School Dubai is required to allocate a minimum percentage of its revenue as determined by the KHDA toward staff training, such obligation being incorporated into the school’s financial plan each year. It is also required to confirm with the KHDA the maximum number of students permitted to be attending the school.

Qatar

The regulation and supervision of schools in Qatar is the ultimate responsibility of the Qatar Ministry of Education. The legal and regulatory regime distinguishes between two classes of schools—namely government schools which are directly controlled and supervised by the Ministry of Education and which offer free-of-charge schooling to all children in Qatar who hold Qatari nationality and are governed by the Independent Schools Law, Qatari Law No. 11 of 2006, as amended by Law No. 20 of 2010, and the private sector, which includes our operations in Qatar. Private schools in Qatar are governed by Qatari Law No. 23 of 2015, as well as regulations issued by the Ministry of Education. These regulations govern matters such as licensing and inspection. The ability of our schools in Qatar to increase tuition fees is subject to the approval of the Ministry of Education. Each of our schools is required to submit to the Ministry of Education a schedule containing all fees it wishes to charge students enrolling at the schools, and such fees schedule must be approved by the Ministry of Education prior to being adopted by the schools. Any changes to the fees schedule must be approved by the Ministry of Education.

South East Asia

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

Vietnam

Regulations on foreign-invested schools

Foreign investment in education services in Vietnam is governed mainly by the Law on Education 2005 (as amended in 2009 and 2014) and its implementing regulations (in particular Decree No. 73/2012/ND-CP of Vietnam’s Government dated 26 September 2012 (“Decree 73”) and Circular 34/2014/TT-BGDDT of Vietnam’s Ministry of Education and Training dated 15 October 2014.

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

A foreign-invested education entity in Vietnam is generally required to satisfy various operational conditions, including with respect to: (i) nationality of children/students to be enrolled by the school, (ii) investment capital, (iii) facilities, equipment and infrastructure, (iv) teaching staff and student quota per class and (v) education program, qualifications and certificates. In particular, foreign-invested educational institutions must register their diplomas with Vietnam’s Ministry of Education and Training. Our schools in Vietnam have satisfied these conditions.

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

Nord Anglia Education, Inc.
(Cayman Islands)
NAE HK Holdings Limited
(Hong Kong)
Nord Anglia Education (UK) Holdings PLC
(United Kingdom)
Nord Anglia Education Finance LLC
(USA)
Intermediate Holding Companies and Operating Subsidiaries
(Thailand, Vietnam, China, Qatar, Singapore)
Nord Anglia Education Limited
(United Kingdom)
Intermediate Holding Companies and Operating Subsidiaries
(All other locations)

The following table sets forth information about our significant subsidiaries as of the date of this annual report.

Name of Company	Equity Interest	Place of Incorporation
B I S Ltd.	100%	British Virgin Islands
British American School of Charlotte, L.L.C.	100%	Delaware, USA
British International School Bratislava s.r.o.	100%	Slovakia
British International School Foundation	100%	Hungary
British International School LLC(1)	49%	Abu Dhabi, UAE
British School of Beijing	100%	China
British School of Boston, L.L.C.	100%	Delaware, USA
British School of Chicago, L.L.C.	100%	Delaware, USA
British School of Guangzhou	100%	China
British School of Houston, L.P.	100%	Texas, USA
British School of Washington, L.L.C.	100%	Delaware, USA
British Schools of America, LLC	100%	Delaware, USA
British Schools of Texas, L.L.C.	100%	Delaware, USA
Collège Alpin Beau-Soleil SA	100%	Switzerland
Collège Champittet SA	100%	Switzerland
Collège du Léman Sàrl	100%	Switzerland
Dover Court International School (Pte.) Ltd.	100%	Singapore
Education Overseas Qatar L.L.C.(1)	49%	Qatar
English International School Prague, s.r.o.	100%	Czech Republic
Instituto de Desarrollo Educacion y Aprendizaje, S.C.	100%	Mexico
International College Spain, S.A.U.	100%	Spain
La Côte International School SA	100%	Switzerland
NA Schools Limited	100%	UK
NAE HK Holdings Limited	100%	Hong Kong
NAE Hong Kong Limited	100%	Hong Kong

Name of Company	Equity Interest	Place of Incorporation
Nord Anglia Chinese International School Shanghai	N/A (3)	China
Nord Anglia Education (UK) Holdings plc	100%	UK
Nord Anglia Education Finance LLC	100%	Delaware, USA
Nord Anglia Education Limited	100%	UK
Nord Anglia International School L.L.C(1)	49%	Dubai, UAE
Nord Anglia International School, Hong Kong Limited	100%	Hong Kong
Nord Anglia School (Hong Kong) Limited	100%	Hong Kong
Nord International Schools Limited	100%	UK
North Broward Preparatory Schools, LLC	100%	Florida, USA
Northbridge International School (Cambodia) Limited	100%	Cambodia
Regent Pattaya Campus Management Co., Ltd.(2)	49%	Thailand
Saint Andrews International School Sukhumvit Campus Co., Ltd.(2)	49%	Thailand
The British International School Company Limited	90%	Vietnam
The British International School, Shanghai	100%	China
The British School Sp. z o.o.	100%	Poland
The Léman International School — Chengdu	100%	China
Thien Huong Education Joint Stock Company	81%	Vietnam
Thien Huong Investment Company Limited	90%	Vietnam
Viking Holdco, Inc.	100%	Delaware, USA
Viking Holding Company, LLC	100%	Delaware, USA
Village Real Estate LLC	100%	Texas, USA
WCL Academy of New York LLC	100%	Delaware, USA
WCL Holdco Limited	100%	UK

(1)                                 We exercise control of this company pursuant to its constitutional documents.

(2)                                 We are entitled to approximately 91% of the voting power pursuant to the company’s constitutional documents.

(3)                                 We do not own any equity interest in Nord Anglia Chinese International School Shanghai; we control and operate this school through contractual arrangements.

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

School	Termination Date*	Area +
China
The British School of Beijing, Sanlitun (Sanlitun, Beijing, China)	2017 /2023	8,032.37 m2
The British School of Beijing, Shunyi (Shunyi, Beijing, China)	2029	21,439.26 m2 (1)
Nord Anglia International School Shanghai, Pudong (Pudong, Shanghai, China)	2022	25,413.13 m2 (2)
The British International School Shanghai, Puxi (Puxi, Shanghai, China)	2025/2036	24,668.11 m2 (3)
The British School of Guangzhou (Guangzhou, China)	2017 / or upon 2 years notice by landlord	5,229 m2 / 29,187 m2 / 7,349 m2 / 7,538 m2
Léman International School (Chengdu, China)	2030	25,000 m2 (4)
Nord Anglia International School Hong Kong (Hong Kong, China)	2023	4,555 m2 (5)
Nord Anglia Chinese International School Shanghai	2036	36,572.39 m2 (16)
Europe
Collège Beau-Soleil (Villars-sur-Ollon, Switzerland)	2035/2027	4,750m2 (6) / 1,300 m2 (7)
Collège Champittet, Pully (Pully, Switzerland)	2026	48,971 m2
Collège Champittet, Nyon (Nyon, Switzerland)	2017	3,375.6 m2
La Côte International School (Aubonne, Switzerland)	2039	9,350 m2 (8)
Collège du Léman (Geneva, Switzerland)	2090/2090	6,675 m2 (9) / 65,503 m2 (9)
The English International School Prague (Prague, Czech Republic)	2032	27,686 m2
The British School Warsaw (Warsaw, Poland)	2035/auto-renew	8,497 m2 (10) / 1,088 m2 (11)
The British International School Bratislava (Bratislava, Slovakia)	2039/2019	7,309 m2 (4) / 774 m2 (4)
The British International Budapest (Budapest, Hungary)	2046	6109 m2 (4) / 3155 m2 (4)
International College Spain (Madrid, Spain)	2026	42,000 m2
Middle East
The British International School (Abu Dhabi, UAE)	2025	19,440 m2
Compass International School Doha, Gharaffa (Gharaffa, Doha, Qatar)	2020	9,427 m2
Compass International School Doha, Madinat Khalifa (Madinat Khalifa, Doha, Qatar)	2022	9,550 m2

School	Termination Date*	Area +
Compass International School Doha, Rayyan (Al Rayyan, Doha, Qatar)	2024	8,100 m2
Nord Anglia International School, Al Khor (Al Khor, Doha, Qatar)	N/A	18,617 m2
Nord Anglia International School (Dubai, UAE)	2017	32,516.05 m2 (5)
South East Asia
Regents International School Pattaya (Pattaya, Thailand)	2037	81,560 m2
St Andrews International School Bangkok (Bangkok, Thailand)	2038	18,640 m2
Dover Court International School (Singapore)	2020/2017	16,369 m2 (5) / 27,136.70 m2 (12)
Northbridge International School Cambodia (Phnom Penh, Cambodia)	2039	69,491 m2 (13)
The British International School of Ho Chi Minh City (HCMC, Vietnam)	2039	18,721 m2 (9)
The British Vietnamese International School Ho Chi Minh City (HCMC, Vietnam)	2040	14,568 m2 (9)
The British International School Hanoi (Hanoi, Vietnam)	2042	40,876 m2 (9)
The British Vietnamese International School Hanoi (Hanoi, Vietnam)	2043	19,147 m2 (9)
North America
The British School of Washington (Washington, D.C., U.S.A)	2019	10,379 m2
The British International School of Boston. (Boston, Massachusetts, U.S.A)	2020/2020	4,323 m2 (14) / 613 m2
The British International School of Houston (Houston, Texas, U.S.A)	2036	1,453,882 m2
The British International School of Chicago, Lincoln Park (Chicago, Illinois, U.S.A)	2040	7,702 m2 (4)
The British International School of Chicago, Southloop (Chicago, Illinois, U.S.A)	2035	9,476 m2 (4)
The British International School of Charlotte (Charlotte, North Carolina, U.S.A)	2021	5,041 m2 (15)
Nord Anglia International School New York (New York, New York, U.S.A)	2025	5,047 m2 (4)
The Village School (Houston, Texas, U.S.A)	2041/2033	20,866 m2 (4) /60,703 m2 (5)
North Broward Preparatory School (Coconut Creek, Florida, U.S.A)	2041/2041	16,520 m2 (4) / 3,847 m2 (4)
Windermere Preparatory School (Windermere, Florida, U.S.A)	2041	14,580 m2 (4)
Instituto San Roberto (Monterrey, Mexico)	2046 (17)	52,065 m2 (18)

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

(16)                          Area of the actual total gross floor including the building(s).

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

A.                                                                                    Operating Results

Overview

We believe we are the world’s leading global operator of premium international schools. We have over 37,000 full time equivalent students (“FTEs”), from kindergarten through the end of secondary school (“K-12”), at our 43 premium schools in China, Europe, the Middle East, South East Asia and North America. As of November 18, 2016, we had 37,026 FTEs and capacity of 54,813 seats, representing a utilization rate of 67.5%.

Recent Developments

On November 23, 2016, we entered into an agreement to sell a parcel of land in Houston, Texas to KIPP, Inc. for $9.7 million.  The completion of the transaction is subject to the satisfaction of various conditions.

Factors Affecting Our Results of Operations

Key Performance Indicators

We use the following key operating metrics to manage our schools: FTEs, capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools.

	Year Ended August 31,
	2014	2015	2016
Full-time equivalent students (average for the period)(1)
China	4,827	5,228	5,820
Europe	4,514	4,624	6,679
Middle East	3,229	4,344	5,302
South East Asia	2,001	5,274	7,505
North America	2,742	2,816	9,513
Total	17,313	22,286	34,819

Capacity (average for the period)(2)
China	6,964	7,756	9,052
Europe	5,322	6,084	8,617
Middle East	3,591	5,251	5,851
South East Asia	2,370	8,507	12,150
North America	3,760	3,760	13,507
Total	22,007	31,358	49,177

Utilization (average for the period)(3)
China	69%	67%	64%
Europe	85%	76%	78%
Middle East	90%	83%	91%
South East Asia	84%	62%	62%
North America	73%	75%	70%
Total	79%	71%	71%

Revenue per FTE (in $ thousands)(4)
China	34.3	35.0	33.9
Europe	30.1	28.8	31.7
Middle East	14.9	15.8	16.4
South East Asia	18.9	17.4	17.4
North America	25.1	29.3	23.6
Total	26.4	25.1	24.4

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

The number of same-school FTEs fluctuates throughout the academic year, as new students enroll or as current students depart. Our average FTEs have grown from 8,180 in fiscal 2012 to 34,819 in fiscal 2016. The increase resulted from growing enrollments at our schools and acquisitions of new schools.

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

We increased our average capacity from 22,007 places in fiscal 2014 to 49,177 places in fiscal 2016. The increase resulted primarily from the acquisition of new premium schools in China, Switzerland, Spain, Thailand, the United States, Qatar, Singapore, Cambodia, Vietnam and Mexico, greenfield openings in the United States, China, the Middle East and Europe and capacity expansion at our schools in all our regions.

Utilization. We calculate utilization for a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

In fiscal 2014, 2015 and 2016 we had average utilization of 79%, 71% and 71%, respectively. The reduction in utilization was primarily due to the schools we acquired in Vietnam with 44% utilization on acquisition and the opening of our new schools in Chicago, Dubai and Aubonne.

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

Acquisitions

In the three years ended August 31, 2016, we acquired 12 schools in Switzerland, China, Singapore, Cambodia, the United States, Vietnam and Mexico; we continue to assess a pipeline of acquisition opportunities and look for new acquisition opportunities. The following table shows the schools we acquired during the three fiscal years ended August 31, 2016:

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

Fiscal 2016
None.

(1)                                 Premium schools acquired during the summer months of July and August do not have a significant impact on the current fiscal year results as most school years commence on September 1, which is the first day of the following fiscal year, and revenue and direct teaching costs are not recognized during July and August in line with our accounting policies.

Increased Focus on Premium Schools

In fiscal 2012, we made a strategic decision to no longer bid on new learning services contracts and gradually phased out some of our existing contracts. As a result, our premium schools revenue, as a percentage of our total revenue, has grown significantly. In fiscal 2014, 2015 and 2016, revenue from our premium schools represented 96.2%, 97.6% and 99.4%, respectively, of our total revenue. In fiscal 2016, other revenue, which is predominantly revenue from learning services, accounted for 0.6% of our revenue and contributed 0.2% of our Adjusted EBITDA (before the allocation of central and regional costs). In the three years ended August 31, 2015, we acquired 25 schools in Switzerland, China, Thailand, the United States, Qatar, Spain, Singapore, Cambodia, Mexico and Vietnam and have expanded capacity at our schools in North America, China, the Middle East, South East Asia and Europe. In September 2014 we opened new schools in Hong Kong and Dubai, in September 2015, we opened a new school in Chicago and in September 2016 we opened a new campus for one of our schools in Houston and a new bilingual school in Shanghai. We expect to further expand our network of premium schools and increase capacity at existing schools.

Macroeconomic Conditions

The results of our operations are indirectly affected by general economic conditions in each of the countries in which we operate, which may influence the demand for premium schools education and the tuition fees we are able to charge at our schools. As a result of the importance parents place on education in the markets in which we operate and the relative resilience shown by expatriate flows during difficult economic conditions, we believe our revenue and profitability are resilient to fluctuations as a result of macro-economic conditions. We have grown our business significantly since 2008 despite a challenging global economic climate. Total enrollment in our schools has grown at a CAGR of 31% from the end of fiscal 2008 to the end of fiscal 2016, and we have raised our tuition fees by an average of approximately 4-5% per year over the last five years.

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

In fiscal 2016, the U.S. dollar strengthened against all our major trading currencies. Overall, the impact of these movements negatively influenced our results in that period.

Substantially all of our revenues and costs are denominated in the local currencies. We recognize translational gains and losses primarily upon the conversion of our foreign currency denominated earnings into U.S. dollars through other comprehensive income.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Year Ended August 31,
	2014	2015	2016
	(in millions of dollars)
Revenue (segment)
Premium Schools
China	165.6	183.2	197.3
Europe	136.0	133.3	211.8
Middle East	48.2	68.6	87.2
South East Asia	37.8	91.6	130.4
North America	68.8	82.6	224.3
Total Premium Schools	456.4	559.3	851.0
Other	18.2	13.8	5.0
Total Revenue	474.6	573.1	856.0

Adjusted EBITDA (segment)
Premium Schools
China	78.4	84.6	85.8
Europe	26.0	16.9	41.9
Middle East	11.0	9.0	17.5
South East Asia	11.2	27.0	41.9
North America	23.2	23.0	59.7
Total Premium Schools	149.8	160.5	246.8
Other	4.0	1.5	0.5
Central and regional expenses	(26.4)	(31.3)	(40.0)
Adjusted EBITDA	127.4	130.7	207.3
Adjusted Net Income	22.8	41.6	67.5

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

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income

Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure for the periods indicated:

	Year Ended August 31,
	2014	2015	2016
	(in millions of dollars, except per share data)
(Loss)/profit for the period	(90.2)	7.7	49.2
Income tax (credit)/expense	23.6	12.5	12.4
Net financing expense(1)	53.5	46.3	63.6
Exceptional items(2)	100.2	18.8	8.8
Other (gains)/losses(3)	(2.1)	(12.4)	(13.4)
Impairment	—	—	1.0
Amortization	10.4	13.9	18.7
Depreciation	2.0	0.7	0.8
Depreciation in Cost of Sale	21.4	33.9	45.7
EBITDA	118.8	121.4	186.8
Loss on disposal of property, plant and equipment(4)	0.1	0.3	0.4
Share based payments(5)	3.1	2.3	6.7
Management fees — sponsor(6)	1.2	—	—
Greenfield pre-opening costs(7)	4.1	4.0	7.7
Rollout of Juilliard program(8)	—	0.7	1.9
Rollout of MIT collaboration(9)	—	—	0.9
Global campus expedition facility(10)	—	—	1.2
China expat taxes(11)	—	1.1	—
Lender waiver fee(12)	—	—	1.1
Sarbanes-Oxley project(13)	—	—	0.6
Other	0.1	0.9	—
Adjusted EBITDA	127.4	130.7	207.3

Depreciation	(23.4)	(34.6)	(46.5)
Net Financing Expense(1)	(53.5)	(46.3)	(63.6)
Financing expense adjustments(14)	—	9.7	(4.7)
Income Tax (Credit)/Expense	(23.6)	(12.5)	(12.4)
Tax Adjustments(15)	(4.1)	(4.2)	(10.5)
Non-controlling Interest	—	(1.2)	(2.1)
Adjusted Net (Loss)/Income	22.8	41.6	67.5

Adjusted (Loss)/Earnings per Ordinary Share (in dollars)(16)
Basic	0.27	0.42	0.65
Diluted	0.27	0.42	0.65

(1)                                 In March 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  In March 2015, we incurred $150.0 million of incremental loans under the facility to finance our acquisition of four schools in Vietnam and for general corporate purposes.  In June 2015, we incurred an additional $240.0 million of incremental loans under the facility and issued CHF 200.0 million in aggregate principal amount of 5.75% senior secured notes due 2022 to partially finance our acquisition of the six Meritas Schools.

(2)                                 In fiscal 2014, exceptional expenses primarily related to the costs associated with our initial public offering and refinancing and expenses related to the acquisitions of schools, including associated transaction and integration costs.  In fiscal 2014, we incurred exceptional charges of $89.9 million related to the redemption of our outstanding notes, including the release of $12.9 million of prepaid costs.  In fiscal 2015, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and debt issuance costs in connection with the acquisitions that were not capitalized on the balance sheet. In fiscal 2016, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and the transaction costs in relation to the sale and leaseback transactions.

(3)                                 Represents the fair value gains and losses on our cross currency swaps, various put/call options, embedded lease derivatives at our Chicago South Loop school and the British International School of Houston and unrealized foreign exchange movements on our intercompany loans.

(4)                                 In fiscal 2014, 2015 and 2016, includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts and the closure of associated offices in the UK and on the sale and leaseback.

(5)                                 Represents non-cash charges associated with equity investments in our company by members of management.

(6)                                 Represents management fees paid to Premier Education Holdings Ltd.

(7)                                 In fiscal 2014, includes the pre-opening costs associated with the opening of our schools in Hong Kong and Dubai in September 2014.  In fiscal 2015, includes the pre-opening costs associated with the opening of our second school in Chicago in September 2015. In fiscal 2016, includes the pre-opening costs associated with the opening of our new campus in Houston and our new school in Shanghai in September 2016 and pre-opening costs associated with the opening of our new campuses in Bangkok and Hong Kong and our new school in Abu Dhabi, all expected to open in September 2017.

(8)                                 Represents the costs associated with the roll-out of The Juilliard-Nord Anglia Performing Arts Program which commenced in a further 29 schools in September 2016.

(9)                                 Represents the costs associated with the initial roll-out of the MIT collaboration, which we launched in 13 schools in September 2016.

(10)                          Represents the costs associated with the establishment of a new leadership expedition facility in Switzerland as part of Global Campus.

(11)                          Represents costs associated with expatriate taxes levied on teacher salaries relating to the period prior to the year-ended August 31, 2014.

(12)                          Represents the fees paid to the lenders under our Credit Facility in connection with obtaining a waiver to extend the reporting deadline for fiscal 2015.

(13)                          Represents costs associated with establishing a Sarbanes-Oxley implementation project.

(14)                          Adjustment for unrealized foreign exchange gain/(loss) arising from the revaluation of the CHF200.0 million senior secured notes to US dollar.

(15)                          Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income. The effective tax rate for fiscal 2016 used in calculating the tax impact is 24.8%, which is the effective tax rate for fiscal 2016 excluding certain items that impact the effective tax rate per the accounts of 20.1%. These include adding back the unrealised FX gain on inter-company balances and the impact of the sale and leaseback transaction which is one-off in nature. The effective tax rate for fiscal 2015 and 2014 was 28.1% and 54.9%, respectively.

(16)                          Calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million.  For the year ended August 31, 2015, the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million, respectively.  For the year ended August 31, 2016, the basic and diluted weighted average ordinary shares outstanding were 104.1 million.

Revenue

Revenue comprises the fair value of consideration received or receivable in the ordinary course of the Group’s activities.

Sales of services which have been invoiced but not yet recognized as revenue are included on the Consolidated Balance Sheet as Deferred revenue.

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

Deposits

Refundable deposits relate to fees that may result in a return of funds / monies to a customer. These are reported as a financial liability until they are either returned to the customer or the term / condition under which it will be refunded has expired or is no longer valid. At this point, the fee is either earned and the Revenue is recognized, or the fees have been refunded and the liability is relieved.

Non-refundable deposits relate to fees that have no terms or conditions attached which would result in any monies ever being returned to the customer. The Revenue is earned and recognized to the extent that the services have been fulfilled, with any excess deferred and recognized as Revenue over the Group’s average student tenure.

Cost of Sales

Cost of sales consist principally of salary and benefits for school principals and teaching staff and lecturers employed in our Premium Schools and Learning Services businesses, plus the costs of teaching materials as well as expenses for the provision of school lunches, bus services and athletics programs. Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools is also included in the cost of sales. For the Learning Services businesses the costs are recognized as incurred. For the Premium Schools business salary and benefits for school principals and teaching staff are recognized as incurred, being the 10 months over which teaching services are provided and as such they follow the same recognition period as the relevant fee income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of several cost categories including salary and benefits for senior management team and other personnel engaged in finance, human resources, education policy and quality, legal compliance, information systems and infrastructure and other functions at our corporate headquarters. In addition, this category of expense encompasses salary and benefits for regional personnel supporting our operations in China, Europe, Middle East, Southeast Asia, North America and Others. Finally, this category also includes business travel costs, advertising and promotion expenses, conference costs, general liability insurance premiums, communication costs, bad debt expense, training costs and others.

Other Operating Expenses

Other operating expenses consist primarily of amortization and impairment charges on intangible assets, depreciation expenses and other non-operating expenses.

Finance Income

Finance income primarily consists of interest on bank deposits.

Finance Expenses

Finance expenses represent interest on borrowings and finance leases, shareholder loan notes.

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

Goodwill acquired in a business combination is allocated, at the date of acquisition, to the cash-generating units (“CGU”) that benefitted from that business combination. We consider that a CGU is generally an individual school or contract. For the purposes of testing for impairment to goodwill annually, each CGU is tested individually. For the purpose of disclosure, CGUs are aggregated together to groupings with similar risk characteristics.

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

The initial identification of intangible assets requires considerable judgment in respect of the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital. The subsequent impairment reviews equally require continuing assessment of the above factors as well as continuous assessment of the assets’ lives. Gains and losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Income Statement when the asset is derecognized.

Leases

Lease agreements are evaluated to determine if they are finance leases meeting the following main criteria:

•                  The lease transfers ownership of the asset to the lessee by the end of the lease term,

•                  The lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised,

•                  The lease term is for the major part of the economic life of the asset even if title is not transferred,

•                  At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset, and

•                  The leased assets are of such a specialised nature that only the lessee can use them without major modifications.

In determining whether the above criteria are met, critical estimates and judgements, including but not limited to the fair value of the leased asset, the economic life of the leased asset, and the discount rate used to calculate the present value of the minimum lease payments, are used. The accounting treatment of a particular lease is based on the classification and our accounting policy for leases described above.

Fair value measurement

We measure financial instruments such as derivatives, at fair values at each balance sheet date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where the fair values are disclosed, are summarised in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions	Note 1, 2, 25
•	Quantitative disclosures of fair value measurement hierarchy	Note 25
•	Financial instruments (including those carried at amortized cost)	Note 25

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

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

Pension obligations

The present value of pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

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

The fair value of the employee services received under share based payment plans is recognized as an expense in the Consolidated Income Statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognized in the Consolidated Income Statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders’ equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

The application of both the Black-Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including volatility, risk free interest rate, and expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share based payment plans could vary if significantly different assumptions were applied to the valuation models.

Control and consolidation

Subsidiaries are fully consolidated from the date on which control is transferred to us. On March 2, 2015, we completed an acquisition of 90% interest in The British International Schools Group (Vietnam). In accordance with IFRS 10 — Consolidated Financial Statements, the Group gained control of BIS Vietnam from January 1, 2015 and incorporated the results from the same date. Financial and operating control was deemed to be gained from January 1, 2015, because we obtained power over the relevant activities of Vietnam (including the right to appoint key staff and set fees) and the risks and rewards of Vietnam. After certain administrative matters were concluded, the acquisition was completed on March 2, 2015. The impact of consolidation from January 1, 2015 increased Revenue by $9.0 million and EBITDA by $1.4 million.

On February 26, 2016, the Group established a dual-curriculum school, Nord Anglia Chinese International School Shanghai, by utilizing a legal structure through a structured entity which involves not owning directly the equity interest in the school. In accordance with IFRS 10 - Consolidated financial statements, the Group gained effective control and incorporated the results from the same date.

Functional currency

In assessing the functional currencies of our subsidiaries, management exercises judgement in relation to whether the subsidiaries are to be treated as an extension of the reporting entity or whether they operate with a significant degree of autonomy. For those subsidiaries that are not deemed to have local autonomy they follow the functional currency of the parent company or that of another company they are operating on behalf of. For those subsidiaries that are deemed to have local activity / autonomy, the second stage of the assessment is to review factors that impact the functional currency at the local level such as the currency that mainly influences the sales price for its goods and services and the labour materials and other costs of providing goods and services.

Taxation

Deferred tax liabilities of $2.1 million (2015 - $3.2 million, 2014 - $1.9 million) on assessable temporary differences have been recognized on undistributed earnings of $20.9 million (2015 - $32.3 million, 2014 - $19.0 million). There are undistributed earnings of $52.1 million (2015 - $48.5 million, 2014 - $38.6 million) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized on such undistributed earnings as the parent entity is able to control the timing of the distributions from the subsidiaries and it is not expected to distribute these profits in the foreseeable future. The undistributed earnings will be permanently reinvested. The tax impact if such earnings were distributed would be $5.2 million (2015 - $2.5 million, 2014 - $2.0 million).

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits. We have $79.0 million of recognized deferred tax assets, including $38.1 million of tax losses carried forward and other recognized timing differences of $40.9 million. The deferred tax asset on recognized tax losses relate mainly to the US, amounting to $34.5 million where expiration is 20 years and Switzerland of $2.6 million where expiration is 6 years, and others where there is no time expiration. We also have $49.7 million of unrecognized tax losses carried forward. These losses relate to subsidiaries that have a history of losses, which do not expire, and may not be used to offset taxable income elsewhere in the group. The subsidiaries neither have any taxable temporary difference nor any opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, we have determined that we cannot recognize deferred tax assets on the tax losses carried forward. If we were able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $49.7 million net based on the statutory tax rate of each respective country and company where we do not recognize a deferred tax asset. This would lead to a total deferred tax asset of $128.7 million. Further details on deferred taxes are disclosed in Note 15 to our audited consolidated financial statements included in this annual report.

We are subject to income taxes in numerous jurisdictions but also enjoy tax concessions and benefits in jurisdictions including Hong Kong, Thailand and Mexico. Significant judgement is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for potential tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded initially, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. We believe that we have provided for all probable and estimable tax liabilities and thus therefore does not expect any liability arising from audits to have a material impact on the Group’s results of operations, liquidity, capital resources or financial position.

Our Results of Operations

The following table sets forth income statement data as a percentage of revenue indicated.

	Year Ended August 31,
	2014		2015		2016
	$ millions	% Revenue	$ millions	% Revenue	$ millions	% Revenue
Revenue	474.6	100.0%	573.1	100.0%	856.0	100.0%
Cost of sales	(280.3)	(59.1)%	(355.8)	(62.1)%	(522.2)	(61.0)%
Gross profit	194.3	40.9%	217.3	37.9%	333.8	39.0%
Selling, general and administrative expenses	(96.9)	(20.4)%	(129.8)	(22.6)%	(192.7)	(22.5)%
Depreciation	(2.0)	(0.4)%	(0.7)	(0.1)%	(0.8)	(0.1)%
Amortization	(10.4)	(2.2)%	(13.9)	(2.4)%	(18.7)	(2.2)%
Impairment	—	—	—	—	(1.0)	(0.1)%
Other gains/(losses)	2.1	0.4%	12.4	2.2%	13.4	1.5%
Exceptional expenses	(100.2)	(21.1)%	(18.8)	(3.3)%	(8.8)	(1.0)%
Total expenses	(207.4)	(43.7)%	(150.8)	(26.3)%	(208.6)	(24.4)%
Operating profit/(loss)	(13.1)	(2.8)%	66.5	11.6%	125.2	14.6%
Finance income	2.0	0.4%	2.4	0.4%	2.3	0.3%
Finance expense	(55.5)	(11.7)%	(48.7)	(8.5)%	(65.9)	(7.7)%
Net finance expense	(53.5)	(11.3)%	(46.3)	(8.1)%	(63.6)	(7.4)%
(Loss)/profit before income tax	(66.6)	(14.0)%	20.2	3.5%	61.6	7.2%
Income tax expense	(23.6)	(5.0)%	(12.5)	(2.2)%	(12.4)	(1.4)%
(Loss)/profit for the year	(90.2)	(19.0)%	7.7	1.3%	49.2	5.8%
Adjusted EBITDA	127.4	26.8%	130.7	22.8%	207.3	24.2%
Adjusted Net Income	22.8	4.8%	41.6	7.3%	67.5	7.9%

Year ended August 31, 2016 compared to year ended August 31, 2015

Revenue

Revenue increased $282.9 million, or 49.4% (54.7% on a constant currency basis(1)), from $573.1 million in fiscal 2015 to $856.0 million in fiscal 2016. This increase was due to increases in FTEs and tuition fees at our existing schools and the full year impact of the schools we acquired in Vietnam, China, Mexico, Switzerland and the United States in fiscal 2015.

Revenue from our premium schools increased $291.7 million, or 52.2% (57.5% on a constant currency basis), from $559.3 million in fiscal 2015 to $851.0 million in fiscal 2016. This increase was primarily due to organic FTE growth and increases in tuition fees as well as the impact of the schools we acquired in Vietnam, China, Mexico, United States and Switzerland in fiscal 2015. Of our premium schools revenue, $298.0 million and $49.7 million was attributable to the schools we acquired in Vietnam, China, Mexico, United States and Switzerland, in fiscal 2016 and fiscal 2015, respectively.

Other revenue decreased $8.8 million, or 64.1%, from $13.8 million in fiscal 2015 to $5.0 million in fiscal 2016. This decrease was primarily due to the end of a learning services contract in the UK during fiscal 2015.

Cost of Sales

Cost of sales increased by $166.4 million, or 46.8% (51.7% on a constant currency basis), from $355.8 million in fiscal 2015 to $522.2 million in fiscal 2016. The increase was primarily due to increased direct costs associated with the number of teachers added as a result of the school we opened in Chicago in September 2015 and the schools we acquired in Vietnam, China, Mexico, the United States and Switzerland in fiscal 2015. This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts, which resulted in a reduction in the number of consultants we employed.

Gross Profit

Gross profit increased $116.5 million, or 53.6% (59.8% on a constant currency basis), from $217.3 million for the fiscal 2015 to $333.8 million in fiscal 2016, resulting in a gross profit margin of 39.0% for fiscal 2016 compared to 37.9% for fiscal 2015. The increase in margin was largely due to the impact of a full quarter contribution from the schools we acquired during Q4 FY2015 in Q4 FY2016.

(1)                                Constant currency basis calculated by applying the current period foreign exchange rate to the comparable prior period results in local currency, and then calculating the variance in US dollars.

Selling, General and Administrative Expenses

Selling, general and administrative (“SGA”) expenses increased $62.9 million, or 48.5%, from $129.8 million for fiscal 2015 to $192.7 million for fiscal 2016. The SGA expenses as a percentage of revenue remained largely unchanged at 22.6% for fiscal 2015 compared to 22.5% for fiscal 2016.

Depreciation & Amortization Expenses

Depreciation expense increased $0.1 million, or 13.3%, from $0.7 million in fiscal 2015 to $0.8 million in fiscal 2016. Total depreciation, including depreciation charged to Cost of Sales, increased by $11.9 million from $34.6 million in fiscal 2015 to $46.5 million in fiscal 2016, largely reflecting the impact of the new greenfield school in Chicago opened in September 2015 and the impact of the acquisitions completed in fiscal 2015.

Amortization expense on intangible assets increased $4.8 million, or 34.8%, from $13.9 million in fiscal 2015 to $18.7 million in fiscal 2016 due to the impact of the acquisitions completed in fiscal 2015.

Other gains/(losses)

Other gains increased by $1.0 million from a gain of $12.4 million in fiscal 2015 to a gain of $13.4 million in fiscal 2016. The gain in 2015 was made up of a $14.0 million foreign exchange gain on the revaluation of intercompany balances denominated in a currency other than our functional currency of each subsidiary offset by a loss of $1.6 million on fair value revaluation of derivatives. The respective numbers for fiscal 2016 are a gain on foreign exchange of $17.2 million, offset by a loss of the fair value revaluation of derivatives of $3.8 million.

Exceptional Expenses

Exceptional expenses decreased $10.0 million from $18.8 million in fiscal 2015 to $8.8 million in fiscal 2016. The charge of $18.8 million in fiscal 2015 includes a $10.0 million fee on a loan commitment fee taken out as part of the Meritas acquisition, and $5.3 million relating to the acquisitions and integration costs of acquisitions.  The charge of $8.8 million in fiscal 2016 includes $3.7 million relating to the integration costs of the acquisitions completed during fiscal 2015 and $3.6 million related to costs from the sale and leaseback transaction.

Net Financing Expense

Net financing expense increased by $17.3 million, or 37.5%, from $46.3 million for fiscal 2015 to $63.6 million for fiscal 2016, due to the increased interest expense from the additional $150.0 million term loans incurred in connection with the Vietnam acquisition on March 3, 2015, and the additional $240.0 million term loans and CHF 200.0 million 5.75% senior notes incurred on June 25, 2015 in connection with the Meritas acquisition. In addition, the charge for fiscal 2016 includes a foreign exchange gain of $4.7 million on the CHF senior secured notes compared to a loss of $9.7 million in fiscal 2015.

Income Tax Expense

Income tax expense decreased by $0.1 million, or 1.0%, from $12.5 million in fiscal 2015 to $12.4 million in fiscal 2016. The decrease was primarily due to an increase in current tax expense of $7.5 million offset by a $7.6 million increase in deferred tax income from $9.7 million in fiscal 2015 to $17.3 million in fiscal 2016.

Profit for the Year

As a result of the foregoing, we made a profit in fiscal 2016 of $49.2 million compared to a profit of $7.7 million in fiscal 2015.

Adjusted EBITDA

Adjusted EBITDA increased by $76.6 million, or 58.6% (65.9% on a constant currency basis), from $130.7 million for fiscal 2015 to $207.3 million for fiscal 2016. Adjusted EBITDA in fiscal 2016 was negatively impacted by the opening of our greenfield school in Chicago in September 2015 and the additional rent from the sale and leaseback transaction completed in fiscal 2016.

Adjusted Net Income

Adjusted net income increased by $25.9 million, or 61.9%, from $41.6 million in fiscal 2015 to $67.5 million in fiscal 2016. This improvement was primarily due to the increase in Adjusted EBITDA.

Year ended August 31, 2015 compared to year ended August 31, 2014

Revenue

Revenue increased $98.5 million, or 20.8% (24.4% on a constant currency basis), from $474.6 million in fiscal 2014 to $573.1 million in fiscal 2015. This increase was due to increases in FTEs and tuition fees at our existing schools and the impact of the schools we acquired in Singapore and Cambodia in fiscal 2014 and in Vietnam, China, Mexico, Switzerland and the United States in fiscal 2015.

Revenue from our premium schools increased $102.9 million, or 22.5% (26.7% on a constant currency basis), from $456.4 million in fiscal 2014 to $559.3 million in fiscal 2015. This increase was primarily due to an increase in average FTEs and increases in tuition fees as well as the impact of the schools we acquired in Singapore and Cambodia in fiscal 2014 and Vietnam, China, Mexico, United States and Switzerland in fiscal 2015. $69.0 million of our premium schools revenue in fiscal 2015 was attributable to the schools we acquired in Singapore, Cambodia, Vietnam, China, Mexico, United States and Switzerland.

Other revenue decreased $4.4 million, or 24.0%, from $18.2 million in fiscal 2014 to $13.8 million in fiscal 2015. This decrease was primarily due to the end of a learning services contract in the UK.

Cost of Sales

Cost of sales increased by $75.5 million, or 26.9% (31.5% on a constant currency basis), from $280.3 million in fiscal 2014 to $355.8 million in fiscal 2015. The increase was primarily due to increased direct costs associated with the number of teachers added as a result of the schools we opened in Dubai and Hong Kong at the beginning of fiscal 2015 and the schools we acquired in Singapore, Cambodia, Vietnam, China, Mexico, United States and Switzerland. This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts, which resulted in a reduction in the number of consultants we employed.

Gross Profit

Gross profit increased $23.0 million, or 11.8%, from $194.3 million for the fiscal 2014 to $217.3 million in fiscal 2015, resulting in a gross profit margin of 37.9% for fiscal 2015 compared to 40.9% for fiscal 2014. The reduction in margin was largely due to the adverse impact of the loss-making schools opened in Dubai and Aubonne, strong growth in the lower margin Middle East and South East Asia regions and the acquisition of schools in Vietnam and from Meritas with a lower gross margin than our existing schools, partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Selling, General and Administrative Expenses

Selling, general and administrative (“SGA”) expenses increased $32.9 million, or 34.0%, from $96.9 million for fiscal 2014 to $129.8 million for fiscal 2015. The SGA expenses as a percentage of revenue increased from 20.4% in fiscal 2014 to 22.6% in fiscal 2015. This was mainly due to the timing of the acquisition of six schools from Meritas which was completed on June 25, 2015. The results for fiscal year 2015 therefore includes two full months of SGA and very little revenue or gross margin contribution.

Depreciation & Amortization Expenses

Depreciation expense decreased $1.3 million, or 65.0%, from $2.0 million in fiscal 2014 to $0.7 million in fiscal 2015. Total depreciation, including depreciation charged to Cost of Sales increased by $11.2 million from $23.4 million in fiscal 2014 to $34.6 million in fiscal 2015, largely reflecting the impact of the new greenfield schools opened in September 2014 and the impact of the acquisitions completed in fiscal 2014 and fiscal 2015.

Amortization expense on intangible assets increased $3.5 million, or 33.7%, from $10.4 million in fiscal 2014 to $13.9 million in fiscal 2015 due to the impact of the acquisitions mentioned above.

Other gains/(losses)

In fiscal 2015, we incurred a gain of $12.4 million made up of a $14.0 million foreign exchange gain on the revaluation of intercompany balance denominated in a currency other than our functional currency, partly offset by a loss of $1.6 million on fair value revaluation of derivatives. The respective numbers for fiscal 2014 are a gain on foreign exchange of $4.0 million, offset by a loss of the fair value revaluation of derivatives of $1.9 million.

Exceptional Expenses

Exceptional expenses decreased $81.4 million from $100.2 million in fiscal 2014 to $18.8 million in fiscal 2015. The charge of $100.2 million in fiscal 2014 reflects the impact of our IPO and refinancing completed in the third quarter, including charges of $89.9 million related to the redemption of our outstanding notes (including the release of $12.9 million of prepaid costs). We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to the Hong Kong and Shanghai Bank in January 2014. The charge of $18.8 million in fiscal 2015 includes a $10.0 million fee on a loan commitment fee taken out as part of the Meritas acquisition, and $5.3 million relating to acquisitions and integration costs of acquisitions.

Net Financing Expense

Net financing expense decreased by $7.2 million, or 13.5%, from $53.5 million for fiscal 2014 to $46.3 million for fiscal 2015, due to the reduced interest expense on the $515.0 million term loan facility following the completion of our IPO partially offset by the increased interest expense from the additional $150.0 million term loans incurred in connection with the Vietnam acquisition on March 3, 2015, and the additional $240.0 million term loans and CHF 200.0 million 5.75% senior notes incurred on June 25, 2015 in connection with the Meritas acquisition. The $515.0 million term loan and proceeds from our initial public offering were used to redeem the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014. In addition, the fiscal 2015 charge includes a foreign exchange loss of $9.7 million on the CHF senior secured notes.

Income Tax Expense

Income tax expense decreased by $11.1 million, or 47.0%, from $23.6 million in fiscal 2014 to $12.5 million in fiscal 2015. The decrease was primarily due to an increase in current tax expense of $0.2 million offset by a $11.3 million reduction in deferred tax expense from a charge of $1.6 million in fiscal 2014 compared to a credit of $9.7 million in fiscal 2015.

Profit for the Year

As a result of the foregoing, we made a profit in fiscal 2015 of $7.7 million compared to a loss of $90.2 million in fiscal 2014.

Adjusted EBITDA

Adjusted EBITDA increased by $3.3 million, or 2.6% (4.1% on a constant currency basis), from $127.4 million for fiscal 2014 to $130.7 million for fiscal 2015. Adjusted EBITDA in fiscal 2015 was negatively impacted from the timing of the acquisition of the six schools from Meritas and the inclusion of losses from our start-up schools in Aubonne and Dubai. Excluding our loss making start-up schools which contributed revenue of $17.9 million, our Adjusted EBITDA in fiscal 2015 would have been $6.4 million higher at $137.1 million and our Adjusted EBITDA margin would have been 1.9% better at 24.7%.

Adjusted Net Income

Adjusted net income increased by $18.8 million, or 82.5%, from $22.8 million in fiscal 2014 to $41.6 million in fiscal 2015. This improvement was primarily due to the increase in Adjusted EBITDA and a $3.3 million reduction in our net interest charge, partially offset by the timing of the Meritas acquisition which had a negative impact on operating profit.

B.                                                                                    Liquidity and Capital Resources

The following table sets forth certain information relating to our cash flows for fiscal 2014, 2015 and 2016:

	Year Ended August 31,
$ millions	2014	2015	2016
Net cash generated from/(used in) operating activities	(42.7)	86.6	125.1
Net cash generated from/(used in) investing activities	(87.3)	(709.0)	40.2
Net cash (used in)/generated from financing activities	125.1	699.9	(11.5)
Cash and cash equivalents (end of period) (including overdrafts)	166.2	225.9	371.9
Cash and cash equivalents (end of period) (excluding overdrafts)(1)	256.4	316.6	371.9

(1) For information about cash and cash equivalents held in jurisdictions where foreign exchange or other regulatory controls may limit the distribution of cash to subsidiaries in jurisdictions without foreign exchange or other regulatory controls, see Note 25(c) to our audited financial statements included elsewhere in this annual report; for information about undistributed earnings we consider permanently reinvested in jurisdictions with foreign exchange or other regulatory controls, see Note 10 to our audited financial statements included elsewhere in this annual report.

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools.

We believe that our operating cash flows and available amounts under our senior secured revolving credit facility will be sufficient to fund our working capital requirements, anticipated capital expenditures and debt service requirements for the next twelve months.

Net Cash generated from/(used in) Operating Activities

Net cash generated from operating activities was $125.1 million in fiscal 2016, compared to net cash generated from operating activities of $86.6 million in fiscal 2015. The increase was due to increased profit before taxation of $61.6 million in fiscal 2016 compared with $20.2 million in fiscal 2015, partially offset by a decrease in cash inflow from changes in working capital of $31.1 million in fiscal 2016 compared to $37.1 million in fiscal 2015, increased tax paid of $28.9 million in fiscal 2016 compared to $19.9 million in fiscal 2015 and increased interest paid and financing costs of $67.5 million in fiscal 2016 compared to $60.5 million in fiscal 2015. Due to the receipt of a portion of tuition fees in advance of the school and fiscal year, change in working capital for the fiscal year typically results in a positive inflow. The extent of the inflow may be impacted by the timing of acquisitions and the tuition receipt timing for the school acquired.

Net cash generated from operating activities was $86.6 million, in fiscal 2015, compared to net cash used in operating activities of $42.7 million in fiscal 2014. The increase was due to a cash inflow from changes in working capital of $37.1 million compared to $23.3 million in fiscal 2014, decreased interest paid of $31.2 million in fiscal 2015 compared to $73.4 million in fiscal 2014, lower tax paid of $19.9 million in fiscal 2015 compared to $25.2 million in fiscal 2014 and the payment of financing related costs and commitment fees of $29.3 million in fiscal 2015 compared to bond redemption expenses paid of $77.0 million in fiscal 2014.

Net cash used in operating activities was $42.7 million in fiscal 2014, primarily due to an operating profit before tax and non-cash expenses of $109.6 million and a cash inflow from working capital changes of $23.3 million, offset by tax paid of $25.2 million, interest paid of $73.4 million and the payment of $77.0 million in make-whole premium on redemption of our notes. This represents a decrease of $63.6 million from the $12.3 million net cash generated from operating activities in fiscal 2013. The main reasons for the decrease were an increase in interest paid of $27.6 million and the payment of $77.0 million in make-whole premium on redemption of our notes.

Net Cash generated from/(used in) Investing Activities

Net cash generated from investing activities was $40.2 million in fiscal 2016, compared to net cash used in investing activities of $709.0 million in fiscal 2015. This was primarily due to a $167.0 million inflow from the proceeds of the sale and leaseback transaction, offset by capital expenditure of $94.3 million and $33.6 million for the acquisition of subsidiaries (net of cash acquired) which included the final deferred payment for the Meritas acquisition. Capital expenditure included the impact of the significant increase in the number of schools following our acquisitions in China, United States, Mexico, Switzerland, Vietnam and Cambodia as well as our new campus in Houston and new bilingual school in Shanghai which opened in September 2016.

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

Net Cash (used in)/generated from Financing Activities

Net cash used in financing activities was $11.5 million in fiscal 2016. Net cash from financing activities was $699.9 million in fiscal 2015. The outflow was primarily from scheduled amortization payments on our senior secured credit facilities ($9.1 million).

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

Net cash from financing activities was $125.1 million in fiscal 2014. The inflow was primarily due to the IPO proceeds net of fees and expenses of $323.8 million and the draw-down of our new $515.0 million senior secured term loan in March 2014 offset by repayment of the notes of $640.0 million and the payment of $63.5 million to redeem preference shares and deferred shares on completion of the IPO.

Borrowings

The following table sets forth the carrying value of our outstanding long-term debt as of August 31, 2016.

August 31, 2016
(in millions of dollars)
Bank overdraft	—
Term Loan	866.5
Revolving Credit Facility	—
5.75% Senior Secured Notes	196.7
Total debt	1,063.2
Less current maturities	(5.0)
Long-term debt	1,058.2

On March 2, 2015, we incurred an incremental $150.0 million principal amount of term loan pursuant to an amendment of our senior secured credit facilities. $112.2 million of the amount borrowed was used to partially fund our acquisition of BIS Vietnam.

On June 25, 2015, we incurred incremental term loans of $240.0 million pursuant to an amendment and restatement of our senior secured credit facilities. Term loans under our amended and restated senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin percentage of 4.00% per annum, with a step down to 3.75% per annum if total net leverage ratio is less than or equal to 4.5x. Revolving loans bear interest at LIBOR plus a margin ranging from 2.75% to 3.75% (currently 3.75%) depending on our total net leverage ratio as set forth below:

Total Net Leverage Ratio	Applicable Margin
> 4.50:1.00	3.75%
< 4.50:1.00 > 3.50:1.00	3.50%
< 3.50:1.00 > 3.00:1.00	3.25%
< 3.00:1.00 > 2.50:1.00	3.00%
< 2.50:1.00	2.75%

On March 14, 2016, we entered into six separate cross currency swaps totalling $210.0 million notional value maturing on August 31, 2017, August 31, 2018 and August 31, 2019, each with an embedded FX option that limits the potential gains on final exchange. Under each contract, we swapped a USD floating rate liability under our term loans for a RMB or euro fixed interest rate liability with an obligation to pay a fixed rate on the RMB or euro equivalent amount. At maturity there is also the payment of principal amounts between currencies.

The outstanding CHF 200.0 million senior notes described below and the cross currency swaps reduce our exposure to foreign currency fluctuations and lock in fixed local currency interest rates.

For further information, see note 25 to our audited consolidated financial statements appearing elsewhere in this annual report.

On June 25, 2015, we issued CHF200.0 million in aggregate principal amount of 5.750% senior secured notes due 2022. The issuer of the notes and the borrower under the senior secured credit facilities is a U.S. domestic limited liability company wholly owned by us. The notes and the borrowings under our senior secured credit facilities are guaranteed by us and certain of our subsidiaries and are secured by collateral primarily consisting of share pledges and security interests in assets of certain subsidiaries. The collateral is shared between holders of the notes and lenders under our senior secured credit facilities on an equal and ratable basis.

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

For purposes of the indenture governing the notes, the below sets forth the calculations of our “Consolidated EBITDA” and “Consolidated Interest Expense” (each as defined in the indenture) for the four quarters ended August 31, 2016, after giving effect on a pro forma basis to acquisitions and related financings that occurred since May 1, 2014 and the sale and lease back of the properties in which we operate Windermere Preparatory School, North Broward Preparatory School and The Village School (see “Item 10. Additional Information—C. Material Contracts”):

$ millions	Twelve Months Ended August 31, 2016

Adjusted EBITDA	207.3
Interest Income	2.3
Consolidated EBITDA	209.6
Full year impact of the sale and lease back(1)	(9.2)
Consolidated EBITDA (adjusted for the full year impact of acquisitions)	200.4
Consolidated Interest Expense (on a pro forma basis)	66.6

(1)                                 Incorporates the full twelve-month impact of the sale and lease back as if those transactions had occurred as of September 1, 2015

Our senior secured credit facilities and the indenture governing the notes contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

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

Capital Expenditures

Our capital expenditures were $53.6 million, $62.3 million and $94.3 million in fiscal 2014, 2015 and 2016 respectively. Our capital expenditures were primarily related to capacity expansion and maintenance. Our maintenance capital expenditures were $14.0 million, $18.7 million and $29.0 million in fiscal 2014, 2015 and 2016, respectively. We fund our capital expenditures primarily by cash generated from our operations, sale of shares, borrowings from commercial banks and the issuance of debt securities. We expect to fund future capital expenditures primarily by cash generated from operating and financing activities.

C.                                                                                    Research and Development. Patents and Licenses. Etc.

We do not conduct research and development activities.

D.                                                                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since August 31, 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                                                                     Off-Balance Sheet Arrangements

We do not have any material off- balance sheet arrangements. We are sometimes required to provide bid or performance bank guarantees on certain of our learning service contracts. These bank guarantees provide legal evidence of our liability to our client or financial institution acting on their behalf, so that if we should default, the third party can require payment directly from the bank and we would be liable for the debt. As of August 31, 2016, we had $7.5 million in such guarantees.

F.                                                                                      Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of August 31, 2016:

Contractual Obligations (in millions of dollars)	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years

Long-Term Debt Obligations	1,359.0	66.9	129.5	952.5	210.1
Operating Lease Obligations	1,843.6	111.4	167.3	167.4	1,397.5
Purchase Obligations(1)	13.8	13.8	—	—	—
Cross Currency Swaps(2)	1.1	0.6	0.5	—	—
Other Long-Term Liabilities(3)	269.9	21.9	17.7	8.8	221.5
Total	3,487.4	214.6	315.0	1,128.7	1,829.1

(1)                                Purchase obligations represent committed purchases for services or goods that have not been received as at August 31, 2016, primarily fixed asset purchases at our schools in Hong Kong, Warsaw, Budapest, Madrid and Geneva.

(2)                                Amounts represent the net cash outflow under the cross currency interest rate swaps outstanding at August 31, 2016 based on exchange rates as at August 31, 2016. The cross currency interest rate swaps are recorded on the consolidated balance sheet at fair value. For additional information, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

(3)                                 Primarily relates to deferred consideration for Vietnam and finance leases.

Except as disclosed above and in Note 28 to our audited consolidated financial statements included elsewhere in this annual report, as of August 31, 2016, we did not have any material contingent liabilities or guarantees.

G.                                                                                    Safe Harbor

See the section entitled “Forward-Looking Statements” at the beginning of this annual report.

Item 6.                                                         Directors, Senior Management and Employees

A.                                                                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Directors
Alan Kelsey	67	Chairman
Andrew Fitzmaurice	56	Chief Executive Officer and Director
Graeme Halder	53	Chief Financial Officer and Director
Jack Hennessy	47	Director
Kosmas Kalliarekos	51	Director
Carlos Watson	47	Director
Nicholas Baird	54	Director
Louis T. Hsieh	52	Director

Executive Officers
Philippe Lagger	48	Corporate Development Director
Nicola Duggan Redfern	47	Group Human Resources Director

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

Louis T. Hsieh has served as a member of our board of directors since August 2016.  Mr. Hsieh is currently a non-executive director and senior advisor to the Chief Executive Officer at New Oriental Education and Technology Group (NYSE:EDU), China’s largest private educational services provider. Mr Hsieh joined New Oriental in 2005 as Chief Financial Officer (2005-2015), served as President (2009-2016), and director (2007-Present). Prior to his time at New Oriental Mr Hsieh held senior executive positions in private equity and investment banking with UBS AG (Managing Director and Asia Tech/Media/Telecom Head), JP Morgan (Vice President) and Credit Suisse, and served as a corporate and securities law attorney at White & Case. Mr. Hsieh holds a B.S. from Stanford University, an MBA from the Harvard Business School, and a JD from the Boalt Hall Law School at UC Berkeley.

Philippe Lagger has served as our Corporate Development Director since January 2010. Mr. Lagger joined Nord Anglia Education in September 2009 as Managing Director for Collège Champittet. Prior to that, from January 2006 to June 2009 he was Investment Director with the private equity firm Lydian Capital, where he generated and led initiatives in the education, food and leisure sectors. Mr. Lagger started his career in Ciba Specialty Chemicals in Switzerland and India and then became a member of the Tetra Laval Group’s M&A team from February 2000 to December 2005. Mr. Lagger earned an MSc from the Swiss Federal Institute of Technology and an MBA from the International Institute for Management Development in Lausanne.

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

B.                                                                                    Compensation

For the fiscal year ended August 31, 2016, we paid an aggregate of approximately $8.6 million in cash to our directors and executive officers. Total compensation for our directors and executive officers was $15.0 million. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the year ended August 31, 2016 was $0.0 million.

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

Our directors and shareholders have authorized our 2014 Equity Incentive Award Plan, which provides for the issuance of up to 9,800,000 of our ordinary shares, of which 3,365,367 shares remain available for issuance as of November 18, 2016. The following table summarizes the awards that we granted to our directors and executive officers during the fiscal year ended August 31, 2016:

	Number of Shares Covered by Award	Aggregate Purchase Price	Exercise Price	Expiration Date
Directors and Executive Officers
Restricted share units	8,162	N/A	N/A	N/A
Options	349,300	N/A	$20.87	September 24, 2025
	50,300	N/A	$19.60	October 30, 2025
Performance share units	715,405	N/A	N/A	N/A

The following table summarizes the outstanding awards as of November 18, 2016 that we granted to our directors and executive officers and other individuals as a group:

	Number of Shares Covered by Award	Aggregate Purchase Price	Exercise Price	Expiration Date
Directors and Executive Officers
Restricted share units	15,325	N/A	N/A	N/A

Restricted shares	4,617	$2,500.00	N/A	N/A
	4,645	$46.45	N/A	N/A

Options	197,800	N/A	$18.00	May 30, 2024
	224,100	N/A	$19.57	January 8, 2025
	349,300	N/A	$20.87	September 24, 2025
	50,300	N/A	$19.60	October 30, 2025
	354,200	N/A	$21.91	September 22, 2026
	134,000	N/A	$22.00	October 10, 2026
	52,700	N/A	$24.18	November 17, 2026

Performance Share Units	909,237	N/A	N/A	N/A

All other Plan Participants as a Group
Options	106,400	N/A	$18.00	May 30, 2024
	23,100	N/A	$19.58	July 14, 2024
	161,850	N/A	$19.57	January 8, 2025
	273,800	N/A	$20.87	September 24, 2025
	12,600	N/A	$19.60	October 30, 2025
	320,700	N/A	$21.91	September 22, 2026

Performance Share Units	426,243	N/A	N/A	N/A

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

•                   Share Options will provide for the right to purchase our ordinary shares at a specified price which, except as otherwise determined by the administrator, shall not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. The 2014 Incentive Plan provides that share options may be granted for any term specified by the administrator that does not exceed ten (10) years. To the extent the share options are governed by US tax laws, the share options may be either “nonqualified share options” or “incentive share options.” Incentive share options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986 and will be subject to specified restrictions contained in the Internal Revenue Code of 1986. Among such restrictions, ISOs will have an exercise price of not less than the fair market value of an ordinary share on the date of grant, will only be granted to employees, and will not be exercisable after a period of ten (10) years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2014 Incentive Plan provides that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and that the ISO must not be exercisable after a period of five (5) years measured from the date of grant.

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

Plan Administration

The compensation committee of our board of directors (or other committee as our board of directors may appoint) administers the 2014 Incentive Plan unless our board of directors assumes authority for administration. Notwithstanding the foregoing, our full board of directors acting by a majority of its members in office conducts the general administration of the 2014 Incentive Plan with respect to awards granted to nonemployee directors. The committee (or board of directors with respect to awards granted to non-employee directors) determines the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any performance criteria, any reload provision, any restrictions or limitations on the awards, vesting schedules, lapse of forfeiture restrictions or restrictions on the exercisability of the awards, any acceleration or waivers thereof, and any provision related to non-competition and recapture of gain on the awards.

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

Non- US Participants

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

C.                                                                                    Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in the company by way of qualification.

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

Audit Committee. Our audit committee consists of Louis Hsieh, Carlos Watson, Alan Kelsey and Nicholas Baird, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the independence requirements of Rule 10A-3 under the Exchange Act. Mr. Watson has been the chair of our audit committee until August 17, 2016 and since then Mr. Louis Hsieh has taken up the role as the chair of our audit committee.  Mr. Hsieh qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Alan Kelsey, Jack Hennessy, Carlos Watson and Kosmas Kalliarekos, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Hennessy is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee is responsible for, among other things:

•                   identifying individuals qualified to become Board members consistent with criteria approved by the Board;

•                   recommending that the Board select the director nominees for the next annual meeting of shareholders;

•                   identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself; and

•                   developing and recommending to the Board a set of Corporate Governance Guidelines and overseeing the evaluation of the Board and management.

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

•                   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•                   duty to exercise independent judgement.

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

Terms of Directors and Officers

Shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting are entitled, by notice in writing to the company from time to time, to appoint any natural person or corporation to be a director and to remove and/or replace any director. Unless re-appointed or removed from office pursuant to the preceding sentence, each director is appointed for a term expiring at our next- following annual general meeting. The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with our articles of association as the maximum number of directors. The office of a director shall be vacated if: (a) the director gives notice in writing to the company that he resigns the office of director, (b) the director absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he has by reason of such absence vacated office, (c) the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, (d) the director is found to be or becomes of unsound mind, or (e) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with our articles of association or by a resolution in writing signed by all of the other directors.

D.                                                                                    Employees

See “Item 4. Information on the Company—B. Business Overview—Our Teaching, Administrative, Regional and Central Support Staff.’

E.                                                                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 18, 2016, by:

•                   each of our directors and executive officers; and

•                   each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of November 18, 2016 including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Andrew Fitzmaurice	2,115,830	2.0
Graeme Halder	*	*
Alan Kelsey	*	*
Jack Hennessy	—	—
Kosmas Kalliarekos	—	—
Carlos Watson	*	*
Nicholas Baird	*	*
Louis T. Hsieh	—	—
Philippe Lagger	*	*
Nicola Duggan Redfern	*	*
All directors and executive officers as a group	2,914,062	2.8

Principal Shareholders:
Premier Education Holdings Ltd(1)	69,613,389	66.9
Baron Capital Group, Inc.(2)	6,431,177	6.2

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

(2)                                 Held as to 6,270,290 shares by BAMCO INC. and 160,887 shares by Baron Capital Management, Inc., both of which are subsidiaries of Baron Capital Group, Inc. Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The business address of each of the foregoing is 767 Fifth Avenue, 49th Floor, New York, New York 10153. We have furnished the information about the beneficial ownership of these persons based on their joint Schedule 13-G (Amendment No. 1) filed with the SEC on February 16, 2016.

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of November 18, 2016, we had 33,223,297 ordinary shares held by two U.S. resident shareholders of record, representing approximately 31.9% of total voting power.

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

Item 8.                                                         Financial Information

A.                                                                                    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are parties to litigations in various jurisdictions in which we operate. We are not engaged in nor are we aware of any threatened litigation which may have, or have had in the recent past, significant effects on our financial position or profitability for the following.

Our leases for the main campus of Instituto San Roberto are undergoing a contractual rent review. We are party to an ongoing court process in Mexico with the landlords to determine the validity of appraisals submitted for the rent review. Depending on the outcome of the process our rent for this property may increase substantially.

On September 30, 2016, plaintiffs Global Indian Schools Holdings Limited, Global Schools Foundation Ltd and K12 Eduschools Holdings Limited added us as co-defendants in a suit previously filed in the High Court of the Republic of Singapore against defendants Baring Private Equity Asia Limited and two of their officers in relation to an alleged conspiracy between the defendants to withhold business opportunities from the plaintiffs. We filed our Memorandum of Appearance with the High Court on October 20, 2016, and our defence was filed on November 18, 2016. The matter was previously subject to an arbitration proceeding between the original parties to the suit, in which the defendants prevailed. Plaintiffs have not indicated the quantum of the relief they seek.

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

	Sales Price
	High	Low
Yearly High and Low
Fiscal year ended August 31, 2016	23.12	15.17
Fiscal year ended August 31, 2015	26.83	14.55
Fiscal year ended August 31, 2014	20.87	17.44
Quarterly High and Low
Fiscal quarter ended August 31, 2016	23.12	20.67
Fiscal quarter ended May 31, 2016	22.40	19.54
Fiscal quarter ended February 29, 2016	21.45	15.17
Fiscal quarter ended November 30, 2015	21.83	18.67
Fiscal quarter ended August 31, 2015	26.29	20.54
Fiscal quarter ended May 31, 2015	26.83	21.01
Fiscal quarter ended February 28, 2015	21.41	16.35
Fiscal quarter ended November 30, 2014	19.12	14.55
Monthly High and Low
October 2016	22.51	21.29
September 2016	22.03	21.40
August 2016	22.77	21.18
July 2016	21.99	21.06
June 2016	23.12	20.67
May 2016	22.40	20.90

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

On February 25, 2016, we entered into definitive agreements with W. P. Carey Inc. to sell and lease back from them the properties in which we operate Windermere Preparatory School in Orlando, Florida, North Broward Preparatory School in Coconut Creek, Florida and The Village School in Houston, Texas for an aggregate purchase price of $167.0 million. The Windermere Preparatory School transaction completed on April 1, 2016 and the North Broward Preparatory School and The Village School transactions completed on May 31, 2016. The properties were leased back to the schools for 25 years, with each lease having the option to extend the term for four additional periods of five years each.

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

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the company with respect to our ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includable in a U.S. Holder’s gross income in the year received as dividend income, but only to the extent that such distributions are paid out of the company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. The company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and, accordingly, a U.S. Holder should therefore expect to treat all cash distributions as dividends for such purposes. The dividends will generally be foreign source and non-U.S. taxes withheld therefrom, if any, may be creditable against the U.S. Holder’s U.S. federal income tax liability subject to applicable limitations. The dividends will not be eligible for the dividends- received deduction allowed to corporations in respect of dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders (including individuals), dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) the company is neither a PFIC (as defined below) nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ordinary shares are. A U.S. Holder should consult its tax advisor regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

F.                             Dividends and Paying Agents

Not applicable.

G.                            Statement by Experts

Not applicable.

H.                            Documents on Display

You may read and copy any reports or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at l-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

Interest Rate Risk

Our interest rate risk arises from our existing long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. During fiscal 2016, fiscal 2015 and fiscal 2014, our borrowings at variable rates were denominated in U.S. dollars.

To manage our exposure to foreign currency and interest rate risk, on March 14, 2016 we entered into six separate cross currency swaps totalling $210 million notional value maturing on August 31, 2017, August 31, 2018 and August 31, 2019, each with an embedded FX option that limits the potential gains on final exchange. Under each contract, we swapped a USD floating rate liability under our term loans for a RMB or euro fixed interest rate liability with an obligation to pay a fixed rate on the RMB or euro equivalent amount. At maturity there is also the payment of principal amounts between currencies. We do not enter into financial instruments for speculative purposes and do not actively trade our derivative financial instruments. For further information about market risk, see Note 25 to our audited consolidated financial statements appearing elsewhere in this annual report.

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

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                                                  Controls and Procedures

Disclosure Controls and Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as the term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) with the participation of the principal executive officer and the principal financial officer.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation as of August 31, 2016, the principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of August 31, 2016 because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as the term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is susceptible to lapses in judgment and human failure. ICFR also can be circumvented by collusion or improper management override. Because of these limitations, there is a risk that ICFR will not prevent material misstatements. It is possible to design safeguards to reduce but not eliminate, this risk.

Our management has assessed the effectiveness of our ICFR as of August 31, 2016 based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this evaluation, our management has concluded that, due to the following material weaknesses, our ICFR was not effective as of August 31, 2016:

(1)                                 Complement of Personnel

We did not have a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements to ensure proper application of IFRS, to maintain effective ICFR and to prepare and review consolidated financial statements and related disclosure to fulfill SEC financial reporting requirements.

(2)                                 Lack of fully developed framework

We do not have in place a formally designed and/or documented framework for our ICFR.  This includes entity level controls, and the following COSO framework components:

Control Environment

The lack of financially experienced staff at the head office and regional level has impacted our ability to identify and mitigate the risk of material misstatements relating to new transactions, certain accounting issues and consolidation.

Risk Assessment

The lack of a formal enterprise risk management framework or formalised anti-fraud program, coupled with the lack of an understanding of risks relevant to the financial reporting process, has limited our ability to assess and manage risk and to identify processes and controls to mitigate those risks, including the risks of material misstatement.

Control Activities

We did not design and document effective controls over certain business processes, including our period-end financial reporting process and formalized controls over our policies and procedures under IFRS, as well as the review, approval, and documentation related to the application of IFRS. Examples include:

•                       Effectively Operating Accounting Policies and Procedures Manual.  We did not have standard company formalised accounting policies and procedures in effect and operating as of August 31, 2016.

•                       Related Party Transactions.  We did not have adequate controls and procedures in place as of August 31, 2016 to identify, assess and gather information to adequately and timely determine the company’s related party transactions in all cases.

•                       Segregation of Duties.  We did not maintain, in the head office and in certain schools, adequate segregation of duties for an appropriate level of checks and balances.

•                       Involvement and Review of Work Performed by Management Experts and Service Providers.  We did not design and maintain effective controls to adequately assess, monitor and review work performed by management experts and service providers used by the company to assist with valuation of special accounting transactions, such as valuations over pension reserves, share based payments and derivatives.

•                       Effectiveness of controls over key account reconciliations.  In one region and at head office, controls over balance sheet and significant account reconciliations were not always operating effectively.

•                       Evidence over Operation of process level controls and business performance review Controls.  We did not maintain adequate evidence over the operation of certain controls and therefore cannot infer those controls have been operating effectively as designed.

•                       Physical access to cash and bank.  We did not adequately maintain and implement controls over the physical access to cash held onsite prior to depositing into the bank (two schools in one region), lacked adequate safeguards over petty cash (one school in another region) and we lacked adequate controls over bank mandates (six schools in one region).

•                       Standing adjustments.  We did not maintain adequate records and supporting information over historical standing adjustments within the consolidation.

•                       Information Technology General Controls.  We did not adequately design and implement certain controls over information technology used in our financial reporting. These areas included the following: access security controls to financial applications; systems implementations and change management procedures; lack of formalised policies and procedures and general information technology governance controls including segregation of duties in those areas; lack of adequate controls over the use of certain critical manually prepared spreadsheets; and controls over changes to standing data.

Monitoring Controls

We did not design and maintain effective monitoring controls related to the documentation over, design of and operational effectiveness of our internal controls.

Information and Communication

We did not have effective processes and procedures to internally communicate sufficient information, including objectives and responsibilities for internal control, necessary to enable all personnel to understand and carry out their internal control responsibilities and to support the functioning of ICFR.

Continuing Remediation Activities over Current and Prior Material Weaknesses

We have taken remediation steps to address the material weaknesses noted in the prior year and referenced above that continue to remain as of August 31, 2016, and to improve our control over financial reporting. In this regard, in the time since our last annual report, we have assessed in more detail the specific control deficiencies and necessary remedial work, and while the material weaknesses continue to exist, we have identified more specific areas of deficiencies which we are now focused on remediating.

We have identified and implemented, and continue to identify and implement, actions to improve the effectiveness of our ICFR, including plans to enhance our resources and training with respect to financial reporting and disclosure responsibilities and to review such actions with the audit committee.

In addition, we have taken, and continue to take, the actions described below to remediate the identified material weaknesses. As we continue to evaluate and work to improve our internal controls over financial reporting, our senior management may determine to take additional measures to address control deficiencies or determine to modify the remediation efforts described in this section. Until the remediation efforts discussed in this section, including any additional remediation efforts that our senior management identifies as necessary, are completed, the material weaknesses described above will continue to exist.  In order to consider the material weaknesses to be remediated, we believe additional time and efforts are needed.

Complement of Personnel

To address the material weakness associated with a lack of personnel with sufficient training, knowledge and experience commensurate with our financial reporting requirements, we continued to hire personnel during fiscal 2016 with the appropriate experience, certification, education, and training for key positions in the financial reporting and accounting function.  We recruited Regional Finance Managers to strengthen oversight of schools. In addition, we have taken appropriate remedial actions with respect to certain employees, including increased supervision and training.

Lack of framework for our internal control over financial reporting

Control environment

We have taken actions to commence remediation of the material weaknesses associated with the control environment including:

•                  personnel changes in the financial reporting and accounting function in order to ensure we have personnel with an appropriate level of knowledge, experience and training;

•                  the augmentation of these personnel with qualified consulting resources to ensure we have sufficient staffing to meet our regulatory obligations;

•                  the reinforcement of adherence to established internal controls and company policies and procedures through the establishment and distribution of a formalised accounting policies and procedures manual;

•                  the development and rollout of a company intranet for disseminating policies and procedures;

•                  the development of more robust procedures over the review of significant contracts,  including the establishment of a significant contracts register; and

•                  the establishment of procedures for ensuring clear reporting structures, reporting lines, and decisional authority responsibilities in the organization and enhancement of communications with our operational departments, accounting personnel, Board and audit committee.

Risk assessment

To address the material weakness associated with controls in response to the risk of material misstatement, we are establishing mechanisms to identify, evaluate, and monitor risks to financial reporting throughout the organization. These include:

•                  enhancements to the company’s risk assessment process;

•                  the development of a new enterprise risk assessment process to refine the company’s risk assessment; and

•                  the enhancement and development of the annual Sarbanes-Oxley risk assessment.

We are updating and formalising our global enterprise risk management program and assessment as well as a detailed financial risk assessment over the risk of material misstatement. We have implemented new procedures and enhanced controls governing our internal management and external reporting processes associated with the review and approval of the content of our SEC filings.

Control activities

We have taken actions to address the material weakness associated with control activities, including:

•                  the continued hiring of additional resources with an appropriate level of IFRS knowledge and expertise;

•                  the supplementation of these personnel with qualified consulting resources to ensure an adequate level of staff;

•                  the preparation and distribution of a formalized accounting manual; and

•                  implementation of additional detailed checks and balances on cash and bank accounts, monitoring of discounts, enhancing detailed reviews on cash forecasts and performing analysis over expected budgets against actual results and increases in our analytical monitoring of revenues.

In addition, we have reinforced existing policies and procedure with a formalised accounting policy and procedural manual, to better define requirements for effective and timely reconciliations of balance sheet and significant accounts, including independent review. Lastly, we are implementing transaction controls that address the design deficiencies previously identified.

To address the material weakness associated with controls over account reconciliations and other transaction level controls, we have improved controls over the preparation, analysis and review of transactions, journal entries and the execution of balance sheet and significant account reconciliations, however we believe additional time and control improvements are needed at the head office and in one region.

We have implemented a formal accounting manual covering the company’s IFRS policies and procedures.

We are continuing to implement controls over the completeness and accuracy of data and assumptions. In order to consider this material weakness remediated, we believe additional time is needed.

Monitoring

During fiscal 2016, the internal audit department and newly formed Sarbanes-Oxley and compliance teams enhanced (i) our processes to perform the scoping and identification of processes and key controls, (ii) began the documentation of these processes and (iii) are designing our testing procedures to promote the consistency and accuracy of conclusions, deliverables and disclosures associated with Sarbanes-Oxley compliance.

Information and communication

We have improved our processes and procedures over the communication of our internal control structure to better the understanding for our personnel in order that they may carry out their internal control responsibilities in our organization, including providing internal controls informational training and individual and group meetings and discussions.

We have reorganised duties at the head office, supplemented by new personnel.  In order to consider this material weakness fully remediated, we believe additional time and remedial activities are needed to demonstrate effectiveness and sustainability as they relate to the revised controls.

Changes in Internal Control over Financial Reporting

Our remediation efforts were ongoing during the year ended August 31, 2016. The following remediation steps are among the measures taken by the company during the fiscal year:

•                  We hired personnel during fiscal 2016 with the appropriate experience, certification, education, and training for key positions in the financial reporting and accounting function.

•                  We took actions to remediate the material weakness associated with the ineffective process for internal communication between the accounting and other departments within the business including:

•                  changes to the design and reporting structure of the financial reporting and accounting function;

•                  the establishment and distribution of a formal accounting policy and procedural manual; and

•                  the issuance of guidance on required internal technical accounting consultations and a formalized tracking system for technical accounting matters.

•                  We formalised and improved our risk assessment process, including the preparation of our documentation over our processes, and have recruited a compliance manager and supplemented internal financial and internal audit resources with external qualified consulting resources where needed.

•                  We have revised and formalised the account reconciliation processes, significant accounting procedures and instituted internal controls training for our accounting personnel.

•                  We have formalised our process over the preparation, analysis and review of significant accounting treatments including the review and signoff of accounting issues as they arise.

•                  We have strengthened and revised our controls and process over contractual arrangements including the rollout of a new contract management system, stronger reporting controls from the schools and regions to the company’s legal department and added additional layers of review on significant contracts.

•                  We have strengthened and revised our controls over the analysis over and review of lease arrangements that we enter into, including reviews over modifications of leases in effect.

There were no other material changes in our ICFR that occurred during fiscal 2016 that materially affected, or that are reasonably likely to materially affect, our ICFR.

This annual report does not include an attestation report of the company’s independent registered public accounting firm because we qualify as an emerging growth company and, as such, are exempt from such attestation.

Item 16A.                                         Audit Committee Financial Expert

Our board of directors has determined that Louis T. Hsieh, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.

Item 16B.                                         Code of Ethics

We have adopted a Code of Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct and Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of form 20-F under the Exchange Act.

Our Code of Conduct and Ethics is available on our website at www.nordangliaeducation.com.

Item 16C.                                         Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our independent registered public accounting firm, for the periods indicated.

	Year Ended August 31,
	2015	2016
	($ in millions)
Audit fees(1)	0.6	1.7
Audit-related fees(2)	1.4	1.9
Tax fees(3)	0.3	0.1
All other fees(4)	1.6	0.5

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
1.1

Seventh Amended and Restated Memorandum and Articles of Association of Nord Anglia Education, Inc. dated as of March 10, 2014 (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, filed with the Securities and Exchange Commission on March 11, 2014)

2.1

Indenture dated June 25, 2015 relating to the Registrant’s CHF200,000,000 5.750% Senior Secured Notes Due 2022 (incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F (file No. 001-36356) filed with the Securities and Exchange Commission on December 31, 2015)

4.1

2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (file No. 333-195020) filed with the Securities and Exchange Commission on April 3, 2014)

4.2

Amendment and Restatement Agreement dated January 13, 2014 related to an up to $40,000,000 Senior Revolving Facility Agreement dated March 21, 2012 (as amended on October 24, 2012) of Nord Anglia Education (UK) Holdings plc (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.3

Revolving Facility Agreement dated January 13, 2014 made between, among others, Nord Anglia Education (UK) Holdings plc, The Hongkong and Shanghai Banking Corporation Limited as mandated lead arranger and bookrunner, The Hongkong and Shanghai Banking Corporation Limited as agent and Citicorp International Limited as security agent (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-193989), as amended, initially filed with the Securities and Exchange Commission on February 18, 2014)

4.4

Credit and Guaranty Agreement dated as of March 31, 2014 of Nord Anglia Education Finance LLC (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file No. 001-36356) filed with the Securities and Exchange Commission on November 19, 2014)

4.5

Amended and Restated Credit and Guaranty Agreement dated as of June 25, 2015 of Nord Anglia Education Finance LLC (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F (file No. 001-36356) filed with the Securities and Exchange Commission on December 31, 2015)

4.6

Intercreditor Agreement dated as of June 25, 2015 made between, among others, Nord Anglia Education, Inc., Nord Anglia Education Finance LLC and HSBC Bank USA, N.A., HSBC Bank PLC and Citicorp International Limited (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F (file No. 001-36356) filed with the Securities and Exchange Commission on December 31, 2015)

4.7

Share Purchase Agreement, dated October 14, 2014, in relation to acquisition of 100% share capital of BIS Ltd. between Stellar View Limited as the Seller, the Seller Guarantors named therein, Nord Anglia Education Limited as the Purchaser Guarantor and NAE Hong Kong Limited as the Purchaser (incorporated by reference to Exhibit 2.1 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

4.8

Deed of Novation and Amendment, dated February 11, 2015, relating to Share Purchase Agreement dated October 14, 2014, between Stellar View Limited as the Seller, the Seller Guarantors named therein, Nord Anglia Education Limited as the Purchaser Guarantor, NAE Hong Kong Limited as the Transferor and NAE HK Holdings Limited as the Transferee (incorporated by reference to Exhibit 2.2 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

4.9

Transaction Agreement, dated as of April 24, 2015, by and among Nord Anglia Education, Inc., Viking Holdco, Inc., Viking Merger Subsidiary, LLC, NAE HK Holdings Limited, Meritas, LLC, Viking Holding Company, LLC, Sterling International Schools, Sterling International Schools C Corporation and the sellers listed on the schedule thereto (incorporated by reference to Exhibit 2.3 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

4.10

Letter Agreement, dated as of May 26, 2015, by and among Meritas, LLC, Viking Holding Company, LLC, Sterling International Schools C Corporation, Sterling International Schools, Meritas, LLC, as Sellers’ Representative, Nord Anglia Education, Inc., Viking Holdco, Inc., Viking Merger Subsidiary, LLC and NAE HK Holdings Limited (incorporated by reference to Exhibit 2.4 of our Registration Statement on Form F-3 (file No. 333-204586), as amended, filed with the Securities and Exchange Commission on May 29, 2015)

4.11	Purchase and Sale Agreement, dated February 25, 2016, by and between North Broward Preparatory Schools, LLC and BMOC-MIA (FL) LLC

4.12	Purchase and Sale Agreement, dated February 25, 2016, by and between Village Real Estate LLC and BMOC-HOU (TX) LP

4.13	Purchase and Sale Agreement, dated February 25, 2016, by and between Collegiate Prep Realty, LLC and BMOC-ORL (FL) LLC

8.1	Subsidiaries of the Registrant

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, Hong Kong

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nord Anglia Education, Inc.

By:	/s/ Andrew Fitzmaurice
Name: Andrew Fitzmaurice
Title: Chief Executive Officer

Date: November 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nord Anglia Education, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statement of comprehensive income/(loss), changes in equity and cash flows present fairly, in all material respects, the financial position of Nord Anglia Education, Inc. as at August 31, 2016, August 31, 2015 and September 1, 2014, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

November 29, 2016

PricewaterhouseCoopers,22/F Prince’s Building, Central Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Consolidated Income Statement

for the three years ended August 31

		2014	2015	2016
	Note	$m	$m	$m

Revenue	3	474.6	573.1	856.0
Cost of sales		(280.3)	(355.8)	(522.2)

Gross profit		194.3	217.3	333.8

Selling, general and administrative expenses		(96.9)	(129.8)	(192.7)
Depreciation		(2.0)	(0.7)	(0.8)
Amortization	13	(10.4)	(13.9)	(18.7)
Impairment	13	—	—	(1.0)
Other gains	5	2.1	12.4	13.4
Exceptional expenses	4	(100.2)	(18.8)	(8.8)

Total expenses	6	(207.4)	(150.8)	(208.6)

Operating profit/(loss)		(13.1)	66.5	125.2

Finance income	9	2.0	2.4	2.3
Finance expense	9	(55.5)	(48.7)	(65.9)

Net financing expense		(53.5)	(46.3)	(63.6)

Profit/(loss) before tax		(66.6)	20.2	61.6
Income tax expense	10	(23.6)	(12.5)	(12.4)

Profit/(loss) for the year		(90.2)	7.7	49.2

Attributable to:
Owners of the parent		(90.2)	6.5	47.1
Non-controlling interest		—	1.2	2.1

Earnings/(loss) per share from continuing operations attributable to the owners of the parent during the year (expressed in $ per share):

Basic earnings/(loss) per share	30	(1.07)	0.07	0.45

Diluted earnings/(loss) per share	30	(1.07)	0.07	0.45

The notes on pages F-11 to F-111 form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income/(Loss)

for the three years ended August 31

		2014	2015	2016
	Note	$m	$m	$m

Profit/(loss) for the year		(90.2)	7.7	49.2

Other comprehensive loss
Items that will not be reclassified to profit or loss:
Actuarial losses on defined benefit pension plans	22	(5.3)	(11.3)	(7.2)

Tax relating to items that will not be reclassified to profit or loss	15	0.2	0.9	3.3

Items that may be subsequently reclassified to profit or loss
Foreign exchange translation losses		(9.2)	(51.6)	(40.9)

Other comprehensive loss for the year, net of income tax		(14.3)	(62.0)	(44.8)

Total comprehensive income/(loss) for the year		(104.5)	(54.3)	4.4

Attributable to:
Owners of the parent		(104.5)	(55.5)	2.3
Non-controlling interest		—	1.2	2.1

Total comprehensive income/(loss) for the year		(104.5)	(54.3)	4.4

The notes on pages F-11 to F-111 form an integral part of these financial statements.

Consolidated Balance Sheet

as at September 1, 2014, August 31, 2015 and 2016

		September 1, 2014	August 31, 2015	August 31, 2016
	Note	$m	$m	$m

Non-current assets
Property, plant and equipment	11	140.1	464.9	328.5
Intangible assets	13	796.3	1,402.5	1,365.4
Investments in joint ventures and associates	14	0.5	0.5	0.5
Trade and other receivables	16	9.2	37.4	42.0
Deferred lease expense	1	8.7	17.1	30.6
Deferred tax assets	15	25.1	77.5	79.0

		979.9	1,999.9	1,846.0
Current assets
Current tax assets		1.6	1.2	3.4
Inventories	18	2.4	4.5	4.3
Trade and other receivables	16	92.4	126.8	132.5
Deferred lease expense	1	0.5	0.9	1.7
Cash and cash equivalents (excluding bank overdrafts)	17	256.4	316.6	371.9

		353.3	450.0	513.8
Assets held for sale	12	—	—	8.3

		353.3	450.0	522.1

Total assets		1,333.2	2,449.9	2,368.1

Current liabilities
Trade and other payables	21	(63.7)	(170.7)	(140.3)
Interest-bearing loans and borrowings	19	(113.4)	(98.3)	(5.0)
Finance lease liabilities	20	(0.0)	(0.8)	(1.2)
Deferred revenue		(322.6)	(518.2)	(550.0)
Deferred gain	1	—	(0.2)	(0.2)
Provisions for other liabilities and charges	23	(0.5)	(0.0)	(0.0)
Current tax liabilities		(1.7)	(2.7)	(4.5)

		(501.9)	(790.9)	(701.2)
Non-current liabilities
Interest-bearing loans and borrowings	19	(499.2)	(1,066.3)	(1,058.2)
Derivative financial instruments	25	(11.1)	(21.6)	(25.2)
Finance lease liabilities	20	—	(48.0)	(63.3)
Other payables	21	(50.7)	(49.6)	(49.1)
Deferred revenue		(2.6)	(7.0)	(8.0)
Deferred gain	1	—	(12.4)	(12.1)
Retirement benefit obligations	22	(25.8)	(46.6)	(48.9)
Provisions for other liabilities and charges	23	(1.2)	(1.7)	—
Deferred tax liabilities	15	(47.6)	(124.3)	(110.2)

		(638.2)	(1,377.5)	(1,375.0)

Total liabilities		(1,140.1)	(2,168.4)	(2,076.2)

Net assets		193.1	281.5	291.9

The notes on pages F-11 to F-111 form an integral part of these financial statements.

Consolidated Balance Sheet

as at September 1, 2014, August 31, 2015 and 2016 (continued)

		September 1, 2014	August 31, 2015	August 31, 2016
	Note	$m	$m	$m

Equity attributable to equity holders of the parent
Share capital	24	1.0	1.0	1.0
Share premium	24	597.1	735.2	736.0
Other reserves		6.9	6.9	6.9
Currency translation reserve		0.8	(50.8)	(91.7)
Shareholder deficit		(413.2)	(415.2)	(365.7)

Shareholders’ funds		192.6	277.1	286.5
Non-controlling interest		0.5	4.4	5.4

		193.1	281.5	291.9

The notes on pages F-11 to F-111 form an integral part of these financial statements.

These financial statements set out on pages F-3 to F-111 were approved by the board of Directors on November 29, 2016 and were signed on its behalf by:

A Fitzmaurice	G Halder
Director	Director
November 29, 2016	November 29, 2016
Company number: MC-264950

Consolidated Statement of Changes in Equity

for the three years ended August 31

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders’ deficit	Total parent equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at September 1, 2013	67.5	256.5	6.9	10.0	(320.9)	20.0	0.5	20.5

Total comprehensive loss for the year
Loss for the year	—	—	—	—	(90.2)	(90.2)	—	(90.2)

Other comprehensive loss for the year
Currency translation differences	—	—	—	(9.2)	—	(9.2)	—	(9.2)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(5.1)	(5.1)	—	(5.1)

Total comprehensive loss for the year	—	—	—	(9.2)	(95.3)	(104.5)	—	(104.5)

Transactions with owners, recorded directly in equity
Proceeds from ordinary shares issued	1.0	348.6	—	—	—	349.6	—	349.6
Issuance of preference shares	0.0	3.8	—	—	—	3.8	—	3.8
Contribution from parent	—	14.5	—	—	—	14.5	—	14.5
Transaction cost recognized directly in equity	—	(29.6)	—	—	—	(29.6)	—	(29.6)
Return of capital to pre-IPO shareholders	(67.5)	4.0	—	—	—	(63.5)	—	(63.5)
Forgiveness of loan	—	14.3	—	—	—	14.3	—	14.3
Distribution to parent	—	(15.0)	—	—	—	(15.0)	—	(15.0)
Equity-settled share-based payment transactions	—	—	—	—	3.0	3.0	—	3.0
Equity dividends paid	—	—	—	—	0.0	0.0	—	0.0

Total contributions by and distributions to owners	(66.5)	340.6	—	—	3.0	277.1	—	277.1

Balance at August 31, 2014	1.0	597.1	6.9	0.8	(413.2)	192.6	0.5	193.1

The notes on pages F-11 to F-111 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

for the three years ended August 31 (continued)

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders’ deficit	Total parent equity	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at September 1, 2014	1.0	597.1	6.9	0.8	(413.2)	192.6	0.5	193.1

Total comprehensive income for the year
Income for the year	—	—	—	—	6.5	6.5	1.2	7.7

Other comprehensive (loss)/income for the year
Currency translation differences	—	—	—	(51.6)	—	(51.6)	0.0	(51.6)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(10.4)	(10.4)	—	(10.4)

Total comprehensive (loss)/income for the year	—	—	—	(51.6)	(3.9)	(55.5)	1.2	(54.3)

Transactions with owners, recorded directly in equity
Proceeds from ordinary shares issued	0.0	148.6	—	—	—	148.6	—	148.6
Transaction cost recognized directly in equity	—	(10.8)	—	—	—	(10.8)	—	(10.8)
Equity-settled share based payment transactions	—	—	—	—	2.3	2.3	—	2.3
Exercise of share options	—	0.3	—	—	(0.3)	—	—	—
Dividend paid	—	—	—	—	(0.1)	(0.1)	—	(0.1)
Acquisition of Non-controlling interest	—	—	—	—	—	—	2.7	2.7

Total contributions by and distributions to owners	0.0	138.1	—	—	1.9	140.0	2.7	142.7

Balance at August 31, 2015	1.0	735.2	6.9	(50.8)	(415.2)	277.1	4.4	281.5

The notes on pages F-11 to F-111 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

for the three years ended August 31 (continued)

	Share capital	Share premium	Other reserves	Currency translation reserves	Shareholders’ deficit	Total parent equity	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at September 1, 2015	1.0	735.2	6.9	(50.8)	(415.2)	277.1	4.4	281.5

Total comprehensive income for the year
Income for the year	—	—	—	—	47.1	47.1	2.1	49.2

Other comprehensive loss for the year
Currency translation differences	—	—	—	(40.9)	—	(40.9)	—	(40.9)
Actuarial losses on defined benefit pension schemes	—	—	—	—	(3.9)	(3.9)	—	(3.9)

Total comprehensive income/(loss) for the year	—	—	—	(40.9)	43.2	2.3	2.1	4.4

Transactions with owners, recorded directly in equity
Proceeds from ordinary shares issued	0.0	0.4	—	—	—	0.4	—	0.4
Transaction cost recognized directly in equity	—	—	—	—	—	—	—	—
Equity-settled share based payment transactions	—	0.0	—	—	6.7	6.7	—	6.7
Exercise of share options	—	0.4	—	—	(0.4)	—	—	—
Dividend paid	—	—	—	—	—	—	(1.1)	(1.1)
Acquisition of Non-controlling interest	—	—	—	—	—	—	—	—

Total contributions by and distributions to owners	0.0	0.8	—	—	6.3	7.1	(1.1)	6.0

Balance at August 31, 2016	1.0	736.0	6.9	(91.7)	(365.7)	286.5	5.4	291.9

The notes on pages F-11 to F-111 form an integral part of these financial statements.

Consolidated Cash Flow Statement

for the three years ended August 31

		2014	2015	2016
	Note	$m	$m	$m

Cash flows from operating activities
Profit/(loss) for the year before taxation		(66.6)	20.2	61.6
Adjustments for:
Depreciation and amortization		33.8	48.5	65.2
Impairment		—	—	1.0
Bad debts and other gains		(2.1)	(12.4)	(11.6)
Refinancing fees		10.0	—	—
Payment of bond redemption expense and commitment fees		77.0	29.3	5.0
Other non-cash item		0.9	(1.7)	(6.7)
Difference between pension contribution paid and amounts recognized in the Consolidated Income Statement		—	(2.9)	5.2
Loss on sale of property, plant and equipment and intangible assets		0.1	0.3	0.4
Net financial expense	9	53.5	46.3	63.6
Equity settled share-based payment expenses		3.0	2.3	6.7

		109.6	129.9	190.4
Increase in trade and other receivables, inventories and deferred lease expense		(8.4)	(27.1)	(34.9)
Increase in trade and other payables, deferred revenue and deferred gain		31.7	64.2	66.0

Cash generated from operations		132.9	167.0	221.5

Payment of bond redemption expense and commitment fees		(77.0)	(29.3)	(5.0)
Interest paid		(73.4)	(31.2)	(62.5)
Tax paid		(25.2)	(19.9)	(28.9)

Net cash generated from/(used in) operating activities		(42.7)	86.6	125.1

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		0.1	0.5	167.3
Purchase of intangible assets		(0.7)	(1.7)	(1.4)
Acquisition of subsidiary, net of cash acquired	2	(35.1)	(647.1)	(33.6)
Acquisition of property, plant and equipment		(53.6)	(62.3)	(94.3)
Interest received		2.0	1.6	2.2

Net cash generated from/(used in) investing activities		(87.3)	(709.0)	40.2

Cash flows from financing activities
Proceeds from the issue of share capital	24	323.8	126.2	0.4
Transaction cost on issue of shares		—	(7.3)	(1.7)
Proceeds from new loan		577.0	471.1	81.0
Proceeds from bond		—	217.7	—
Repayment of borrowings		(697.2)	(107.7)	(90.1)
Distribution to parent		(15.0)	—	—
Share capital redemption	24	(63.5)	—	—
Dividend paid		(0.0)	(0.1)	(1.1)

Net cash (used in)/generated from financing activities		125.1	699.9	(11.5)

Net increase/(decrease) in cash and cash equivalents		(4.9)	77.5	153.8
Cash and cash equivalents at September 1		171.1	166.2	225.9
Effect of exchange rate fluctuations on cash held		(0.0)	(17.8)	(7.8)

Cash and cash equivalents at August 31, (including overdrafts)		166.2	225.9	371.9
Bank overdrafts		90.2	90.7	—

Cash and cash equivalents at August 31, (excluding overdrafts)	17	256.4	316.6	371.9

The notes on pages F-11 to F-111 form an integral part of these financial statements.

Notes to the financial statements for the year ended August 31, 2016

1                                         Accounting policies

General information

Nord Anglia Education, Inc. (“the Company”) was incorporated in the Cayman Islands on December 14, 2011 as an exempt company with limited liability under Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

The main activities of the Company is an investment holding and its subsidiaries (together “the Group”) are operating Premium Schools worldwide.

Basis of preparation

The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Group has elected to prepare its parent Company financial statements in accordance with IFRS (see Note 32). The consolidated financial statements and Company financial statements are presented in US dollar, generally rounded to the nearest million. They are prepared on the historical cost basis, except for certain financial instruments and pension assets that have been measured at fair value.

The consolidated financial statements for the three years ended August 31, 2016 represent the consolidated financial statements of the Group.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollar which is the Company’s functional and presentation currency.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Prior year revisions

During the year ended August 31, 2016, the Group finalized the purchase price allocation accounting from prior year, made voluntary presentation changes and made corrections of prior period errors, by adjusting the prior period information. Management assessed the materiality of the prior period errors in accordance with Staff Accounting Bulletin (“SAB”) No. 99 — Materiality, as issued by the Securities and Exchange Commission (“SEC”). The Group determined that the errors were not material to prior annual financial statements and therefore amendments of previously filed reports were not required. The Group has corrected the errors for all prior periods presented by revising the consolidated financial statements appearing herein.

The revisions do not have a material impact on key items and metrics such as Cash and cash equivalents, Net assets, Revenue and Profit/(loss) before tax. The following tables set out the impact.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                                         Accounting policies (continued)

Prior year revisions (continued)

Impact on items within Consolidated Income Statement and Consolidated Statement of Comprehensive Income/(Loss) for the year ended August 31, 2015

	As reported previously ($m)	Finalization of acquisition accounting (1)	Voluntary change in presentation (2)	Correction of errors (3)	Other (4)	As revised ($m)

Consolidated Income Statement

Revenue	577.0	—	—	[b,c] (3.9)	—	573.1
Cost of sales	(355.9)	—	—	[a,b,e] 0.1	—	(355.8)
Gross profit	221.1	—	—	(3.8)	—	217.3

Selling, general and administrative expenses	(127.0)	—	[a] (3.9)	[e] 1.1	—	(129.8)
Other gains/(losses)	(3.0)	—	[a] 13.6	[a,e] 1.8	—	12.4

Operating profit/(loss)	57.7	—	9.7	(0.9)	—	66.5

Finance income	2.8	—	—	[e] (0.4)	—	2.4
Finance expense	(39.7)	—	[a] (9.7)	[b] 0.7	—	(48.7)

Profit/(loss) before tax	20.8	—	—	(0.6)	—	20.2

Income tax expense	(12.2)	—	—	[a,b,c,e] (0.3)	—	(12.5)

Profit/(loss) for the year	8.6	—	—	(0.9)	—	7.7

Basic earnings/(loss) per share	0.07	—	—	(0.00)	—	0.07
Diluted earnings/(loss) per share	0.07	—	—	(0.00)	—	0.07

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                                         Accounting policies (continued)

Prior year revisions (continued)

Impact on items within Consolidated Income Statement and Consolidated Statement of Comprehensive Income/(Loss) for the year ended August 31, 2015 (continued)

	As reported previously ($m)	Finalization of acquisition accounting (1)	Voluntary change in presentation (2)	Correction of errors (3)	Other (4)	As revised ($m)

Consolidated Statement of Comprehensive Income/(Loss)

Foreign exchange translation losses	(52.6)	—	—	[b,e] 1.0	—	(51.6)

Total comprehensive income/(loss) for the year	(54.4)	—	—	0.1	—	(54.3)

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                                         Accounting policies (continued)

Prior year revisions (continued)

Impact on items within Consolidated Income Statement and Consolidated Statement of Comprehensive Income/(Loss) for the year ended August 31, 2014

	As reported previously ($m)	Finalization of acquisition accounting (1)	Voluntary change in presentation (2)	Correction of errors (3)	Other (4)	As revised ($m)

Consolidated Income Statement
Selling, general and administrative expenses	(92.9)	—	[a] (4.0)	—	—	(96.9)
Other gains/(losses)	—	—	[a] 4.0	[a] (1.9)	—	2.1

Operating profit/(loss)	(11.2)	—	—	(1.9)	—	(13.1)

Profit/(loss) before tax	(64.7)	—	—	(1.9)	—	(66.6)

Income tax expense	(25.7)	—	—	[a,b] 2.1	—	(23.6)

Profit/(loss) for the year	(90.4)	—	—	0.2	—	(90.2)

Basic earnings/(loss) per share	(1.07)	—	—	0.00	—	(1.07)
Diluted earnings/(loss) per share	(1.07)	—	—	0.00	—	(1.07)

Consolidated Statement of Comprehensive Income/(Loss)

Foreign exchange translation losses	(10.9)	—	—	[b] 1.7	—	(9.2)

Total comprehensive income/(loss) for the year	(106.4)	—	—	1.9	—	(104.5)

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                                         Accounting policies (continued)

Prior year revisions (continued)

Impact on items within Consolidated Balance Sheet as at August 31, 2015

	As reported previously ($m)	Finalization of acquisition accounting (1)	Voluntary change in presentation (2)	Correction of errors (3)	Other (4)	As revised ($m)

Property, plant and equipment	449.7	[a] 15.2	—	—	—	464.9
Intangible assets	1,415.5	[a] (9.3)	—	[b] (3.7)	—	1,402.5
Trade and other receivables	37.9	—	—	[e] (0.5)	—	37.4
Deferred lease expense	—	—	—	[a] 17.1	—	17.1
Deferred tax assets	70.4	—	—	[a] 7.1	—	77.5
Total Non-current assets	1,974.0	5.9	—	20.0	—	1,999.9

Inventory	—	—	—	—	[a] 4.5	4.5
Trade and other receivables	131.1	—	—	[e] 0.2	[a] (4.5)	126.8
Deferred lease expense	—	—	—	[a] 0.9	—	0.9
Cash and cash equivalents (excluding bank overdrafts)	317.0	—	—	[e] (0.4)	—	316.6
Total Current assets	449.3	—	—	0.7	—	450.0

Trade and other payables	(170.9)	[a] (0.3)	—	[b,e] 0.5	—	(170.7)
Finance lease liabilities	(3.7)	—	[b] 2.9	—	—	(0.8)
Deferred revenue	(518.8)	—	—	[b,c] 0.4	[b] 0.2	(518.2)
Deferred gain	—	—	—	—	[b] (0.2)	(0.2)
Current tax liabilities	(2.9)	—	—	[b,c,e] 0.2	—	(2.7)
Total Current liabilities	(794.6)	(0.3)	2.9	1.1	—	(790.9)

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                                         Accounting policies (continued)

Prior year revisions (continued)

Impact on items within Consolidated Balance Sheet as at August 31, 2015 (continued)

	As reported previously ($m)	Finalization of acquisition accounting (1)	Voluntary change in presentation (2)	Correction of errors (3)	Other (4)	As revised ($m)

Derivative financial instruments	(3.0)	—	—	[a] (18.6)	—	(21.6)
Finance lease liabilities	(44.6)	[a] (0.5)	[b] (2.9)	—	—	(48.0)
Other payables	(45.7)	[a] (0.4)	—	[b,d,e] (3.5)	—	(49.6)
Deferred revenue	(27.4)	—	—	[b,d] 8.0	[b] 12.4	(7.0)
Deferred gain	—	—	—	—	[b] (12.4)	(12.4)
Deferred tax liabilities	(114.1)	[a] (4.7)	—	[a,b] (5.5)	—	(124.3)
Total Non-current liabilities	(1,349.4)	(5.6)	(2.9)	(19.6)	—	(1,377.5)

Net assets	279.3	—	—	2.2	—	281.5

Currency translation reserve	(53.7)	—	—	[b,e] 2.9	—	(50.8)
Shareholder deficit	(414.0)	—	—	[a,b,c,e] (1.2)	—	(415.2)
Non-controlling interest	3.9	—	—	[b] 0.5	—	4.4
Total Equity	279.3	—	—	2.2	—	281.5

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                                         Accounting policies (continued)

Prior year revisions (continued)

Impact on items within Consolidated Balance Sheet as at September 1, 2014

	As reported previously ($m)	Finalization of acquisition accounting (1)	Voluntary change in presentation (2)	Correction of errors (3)	Other (4)	As revised ($m)

Intangible assets	801.5	—	—	[b] (5.2)	—	796.3
Deferred lease expense	—	—	—	[a] 8.7	—	8.7
Deferred tax assets	20.9	—	—	[a] 4.2	—	25.1
Total Non-current assets	972.2	—	—	7.7	—	979.9

Inventory	—	—	—	—	[a] 2.4	2.4
Trade and other receivables	94.8	—	—	—	[a] (2.4)	92.4
Deferred lease expense	—	—	—	[a] 0.5	—	0.5
Total Current assets	352.8	—	—	0.5	—	353.3

Deferred revenue	(324.0)	—	—	[b] 1.4	—	(322.6)
Total Current liabilities	(503.3)	—	—	1.4	—	(501.9)

Derivative financial instruments	—	—	—	[a] (11.1)	—	(11.1)
Deferred revenue	(8.6)	—	—	[b] 6.0	—	(2.6)
Deferred tax liabilities	(45.5)	—	—	[a,b] (2.1)	—	(47.6)
Total Non-current liabilities	(631.0)	—	—	(7.2)	—	(638.2)

Net assets	190.7	—	—	2.4	—	193.1

Currency translation reserve	(1.1)	—	—	[b] 1.9	—	0.8
Shareholder deficit	(413.2)	—	—	[a,b] 0.0	—	(413.2)
Non-controlling interest	—	—	—	[b] 0.5	—	0.5
Total Equity	190.7	—	—	2.4	—	193.1

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

1)             Finalization of acquisition accounting

a)                 Sterling International Schools C Corporation

A finalization of the provisional purchase allocation exercise for Sterling International Schools C Corporation, acquired on June 25, 2015, has been reflected in the financial statements as at and for the years ended August 31, 2015 and 2016, as permitted by IFRS 3 — Business combinations. Fair value of identifiable net assets acquired increased by $9.3 million, thus decreasing intangible assets with no impact on the Consolidated Income Statement. This does not reflect an error in prior period financial reporting and the updated purchase price allocation has been disclosed in Note 2.

2)             Voluntary change in presentation

a)                 Foreign exchange translation gains/(losses) presentation in the Consolidated Income Statement

The Group has changed its Consolidated Income Statement presentation of Foreign exchange translation gains/(losses) in the financial statements as at and for the year ended August 31, 2016 and has reclassified the prior period comparatives to align with the reclassified presentation. Prior to the year ended August 31, 2016, the Group reported Foreign exchange gains/(losses), including the revaluation of intercompany loans and on the revaluation of the CHF bond, in Selling, general and administrative expenses. IAS 1 — Presentation of financial statements and IAS 21 — The effects of changes in foreign exchange rates are not prescriptive regarding the presentation in the Consolidated Income Statement of Foreign exchange gains/(losses). Management deems it a better reflection of the substance of the transactions to report Foreign exchange gains/(losses) on the revaluation of the CHF bond within Finance expense and Foreign exchange gains/(losses) on other activities, including the revaluation of intercompany loans, within Other gains/(losses).

For the current year, the impact of this change in presentation is a reclassification of a gain of $4.7 million and a gain of $17.2 million to Finance expense and Other gains/(losses), respectively, from Selling, general and administrative expenses.

b)                 Finance lease liabilities presentation in the Consolidated Balance Sheet

The Group has changed its Consolidated Balance Sheet presentation of Finance lease liabilities between current and non-current in the financial statements as at and for the year ended August 31, 2016 and has reclassified the prior period comparatives to align with the reclassified presentation. Prior to the year ended August 31, 2016, the Group calculated the split between current and non-current liabilities on the basis of the maturity profile of cash payments. IAS 17 - Leases is not prescriptive regarding whether this split should be calculated on the basis of the maturity profile of future cash payments or on the forecast reduction in the total liability in the next twelve months. Management deems it more appropriate to determine the split on the basis of the maturity profile of the lease liability.

For the current year, the impact of this change in presentation is a reclassification of $3.6 million between current and non-current finance lease liabilities.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

3)             Correction of errors

The following tables detail the impact of the corrections of errors.

Impact on items within Consolidated Income Statement and Consolidated Statement of Comprehensive Income/(Loss) for the year ended August 31, 2015

	Correction of embedded derivatives ($m) (a)	Correction of acquisition accounting ($m) (b)	Timing of book fees recognition ($m) (c)	Other ($m) (e)	Total adjustments ($m)

Consolidated Income Statement

Revenue	—	(2.9)	(1.0)	—	(3.9)
Cost of sales	(0.1)	0.5	—	(0.3)	0.1
Gross profit	(0.1)	(2.4)	(1.0)	(0.3)	(3.8)

Selling, general and administrative expenses	—	—	—	1.1	1.1
Other gains/(losses)	1.4	—	—	0.4	1.8

Operating profit/(loss)	1.3	(2.4)	(1.0)	1.2	(0.9)

Finance income	—	—	—	(0.4)	(0.4)
Finance expense	—	0.7	—	—	0.7

Profit/(loss) before tax	1.3	(1.7)	(1.0)	0.8	(0.6)

Income tax expense	(0.5)	0.2	0.0	(0.0)	(0.3)

Profit/(loss) for the year	0.8	(1.5)	(1.0)	0.8	(0.9)

Consolidated Statement of Comprehensive Income/(Loss)

Foreign exchange translation losses	—	1.2	—	(0.2)	1.0

Total comprehensive income/(loss) for the year	0.8	(0.3)	(1.0)	0.6	0.1

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

3)             Correction of errors (continued)

Impact on items within Consolidated Income Statement and Consolidated Statement of Comprehensive Income/(Loss) for the year ended August 31, 2014

	Correction of embedded derivatives ($m) (a)	Correction of acquisition accounting ($m) (b)	Total adjustments ($m)

Consolidated Income Statement

Selling, general and administrative expenses	—	—	—
Other gains/(losses)	(1.9)	—	(1.9)

Operating profit/(loss)	(1.9)	—	(1.9)

Profit/(loss) before tax	(1.9)	—	(1.9)

Income tax expense	0.7	1.4	2.1

Profit/(loss) for the year	(1.2)	1.4	0.2

Consolidated Statement of Comprehensive Income/(Loss)

Foreign exchange translation losses	—	1.7	1.7

Total comprehensive income/(loss) for the year	(1.2)	3.1	1.9

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

3)             Correction of errors (continued)

Impact on items within Consolidated Balance Sheet as at August 31, 2015

	Correction of embedded derivatives ($m) (a)	Correction of acquisition accounting ($m) (b)	Timing of book fees recognition ($m) (c)	Correction of classification of accrued expenses ($m) (d)	Other ($m) (e)	Total adjustments ($m)

Property, plant and equipment	—	—	—	—	—	—
Intangible assets	—	(3.7)	—	—	—	(3.7)
Trade and other receivables	—	—	—	—	(0.5)	(0.5)
Deferred lease expense	17.1	—	—	—	—	17.1
Deferred tax assets	7.1	—	—	—	—	7.1
Total Non-current assets	24.2	(3.7)	—	—	(0.5)	20.0

Inventory	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	0.2	0.2
Deferred lease expense	0.9	—	—	—	—	0.9
Cash and cash equivalents (excluding bank overdrafts)	—	—	—	—	(0.4)	(0.4)
Total Current assets	0.9	—	—	—	(0.2)	0.7

Trade and other payables	—	(0.7)	—	—	1.2	0.5
Finance lease liabilities	—	—	—	—	—	—
Deferred revenue	—	1.4	(1.0)	—	—	0.4
Deferred gain	—	—	—	—	—	—
Current tax liabilities	—	0.2	0.0	—	(0.0)	0.2
Total Current liabilities	—	0.9	(1.0)	—	1.2	1.1

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

3)             Correction of errors (continued)

Impact on items within Consolidated Balance Sheet as at August 31, 2015 (continued)

	Correction of embedded derivatives ($m) (a)	Correction of acquisition accounting ($m) (b)	Timing of book fees recognition ($m) (c)	Correction of classification of accrued expenses ($m) (d)	Other ($m) (e)	Total adjustments ($m)

Derivative financial instruments	(18.6)	—	—	—	—	(18.6)
Finance lease liabilities	—	—	—	—	—	—
Other payables	—	(0.1)	—	(3.2)	(0.2)	(3.5)
Deferred revenue	—	4.8	—	3.2	—	8.0
Deferred gain	—	—	—	—	—	—
Deferred tax liabilities	(6.9)	1.4	—	—	—	(5.5)
Total Non-current liabilities	(25.5)	6.1	—	—	(0.2)	(19.6)

Net assets	(0.4)	3.3	(1.0)	—	0.3	2.2

Currency translation reserve	—	3.1	—	—	(0.2)	2.9
Shareholder deficit	(0.4)	(0.3)	(1.0)	—	0.5	(1.2)
Non-controlling interest	—	0.5	—	—	—	0.5
Total Equity	(0.4)	3.3	(1.0)	—	0.3	2.2

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

3)             Correction of errors (continued)

Impact on items within Consolidated Balance Sheet as at September 1, 2014

	Correction of embedded derivatives (a)	Correction of acquisition accounting (b)	Total adjustments ($m)

Intangible assets	—	(5.2)	(5.2)
Deferred lease expense	8.7	—	8.7
Deferred tax assets	4.2	—	4.2
Total Non-current assets	12.9	(5.2)	7.7

Inventory	—	—	—
Trade and other receivables	—	—	—
Deferred lease expense	0.5	—	0.5
Total Current assets	0.5	—	0.5

Deferred revenue	—	1.4	1.4
Total Current liabilities	—	1.4	1.4

Derivative financial instruments	(11.1)	—	(11.1)
Deferred revenue	—	6.0	6.0
Deferred tax liabilities	(3.5)	1.4	(2.1)
Total Non-current liabilities	(14.6)	7.4	(7.2)

Net assets	(1.2)	3.6	2.4

Currency translation reserve	—	1.9	1.9
Shareholder deficit	(1.2)	1.2	0.0
Non-controlling interest	—	0.5	0.5
Total Equity	(1.2)	3.6	2.4

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

3)             Correction of errors (continued)

a)                 Correction of embedded derivatives

Embedded derivatives have been identified within the Chicago South Loop and Houston land and buildings leases. The embedded derivatives involve the linkage of operating lease contracts to a multiplier of Consumer Price Index (“CPI”) that is greater than one. As a result the derivatives are required to be separated from the host contract, valued separately and reported on the Consolidated Balance Sheet at inception within Deferred lease expense and Derivative financial instruments. The Deferred lease expense is amortized to Cost of sales over the lease term. The Derivative financial instruments are revalued each reporting period with the change in valuation from the previous period reported in the Consolidated Income Statement within Other gains/(losses).

b)                 Correction of acquisition accounting

Management has corrected an acquisition accounting error in relation to Dover Court International School (Pte.) Limited, acquired on April 22, 2014, in Singapore. Included within the net assets acquired was Deferred revenue, representing Cash and cash equivalents collected, relating to a pre-acquisition building fund levied for future capital expenditure. On acquisition this was accounted for as Deferred revenue that would be released subsequently to the Consolidated Income Statement. It has been identified that there was no performance obligation to provide a future service to recognize the deferred revenue and therefore this has been determined to be an error. This has been corrected retrospectively, as this represents a pre-acquisition reserve.

As at September 1, 2014, the impact of this correction is a decrease in Intangible assets of $7.4 million with a corresponding decrease in Deferred revenue. For the year ended August 31, 2015, the impact of this correction is a net loss of $1.0 million and a foreign exchange gain of $0.6 million, with a decrease in Intangible assets of $6.8 million, a decrease of Deferred revenue of $6.2 million, and a decrease in Current tax liabilities of $0.2 million.

Separate from the correction above, for 2014, a foreign exchange adjustment of $1.7 million in relation to the acquisition of Dover Court International School (Pte.) Limited has been made.

At the time of the acquisition of British International Schools Group, Vietnam, completed on January 1, 2015, a consultancy fee received from the vendor was reported as Revenue. However, it has been determined that the acquisition agreement and consultation arrangement were linked transactions and as such this should have been treated as a reduction in consideration paid rather than Revenue. Therefore, this has now been corrected retrospectively. The overall impact in the financial statements for the year ended August 31, 2015 is a loss of $1.7 million, with a corresponding decrease in Intangible assets.

Also in relation to the Vietnam acquisition, a correction of discount rate used in the valuation of the deferred consideration of the purchase has been made. The impact of this adjustment in the financial statements for the year ended August 31, 2015 is a reduction of Finance expense of $0.7 million, with an increase in Intangible assets of $1.3 million and an increase in payables of $0.6 million.

For the year ended August 31, 2014, Management has corrected an acquisition accounting error in relation to Deferred tax liabilities that were miscalculated in the consolidated financial statements. This resulted in a decrease of $1.4 million in Income tax expense and Deferred tax liabilities.

In addition, following a review of the Group’s cost of investments register, Management has corrected other smaller acquisition accounting errors.

c)                  Timing of book fees recognition

A school in Doha began to charge a “book fee” during the year ended August 31, 2015, which should be reported as Revenue in the school year to which the fees relate (i.e. one school year later), as opposed to in the year in which the fees were received. A correction has been made to reflect the correct timing of revenue recognition, whereby $1.0 million of revenue recognized in 2015 should have been deferred into 2016, to align with the period when the student receives the book fee service.

d)                  Correction of classification of accrued expenses

In the financial statements as at and for the year ended August 31, 2015, the Group changed its Consolidated Balance Sheet presentation to disclose Accruals separately from Deferred revenue. However, some of the accruals were classified incorrectly within Deferred revenue in the Consolidated Balance Sheet as at August 31, 2015. A correction has been made, which involves a Consolidated Balance Sheet correction from Deferred revenue to Other payables only.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Prior year revisions (continued)

3)    Correction of errors (continued)

e)      Other

All known errors from the prior year have been corrected in the current year financial statements. Those that impact profit or loss, goodwill, foreign currency translation reserve, tax balances, or have an impact of more than $0.5 million on any individual line item have been corrected retrospectively to the comparatives.

4)             Other

The Group has made adjustments for two other items which affect the Consolidated Balance Sheet only.

a)                                    Inventories presentation in the Consolidated Balance Sheet

Management has deemed inventories to be significant enough to be disclosed separately from Trade and other receivables. For the current year, the impact of this is an adjustment of $4.3 million from Trade and other receivables to Inventories.

b)                                    Deferred gain presentation in the Consolidated Balance Sheet

Management has deemed a Deferred gain from a sale and leaseback transaction to be significant enough to be disclosed separately from Deferred revenue. For the current year, the impact of this is an adjustment of $12.3 million from Deferred revenue to Deferred gain.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Basis of consolidation

The consolidated financial statements consist of the financial statements of the Group and the Group’s share of its interests in joint ventures and associates. In situations where the Group has a less than 100% interest, the Group considers further factors such as voting rights and exposure to variable returns and the linkage between power and returns in order to determine whether or not it controls the subsidiary. Details of the Group’s assessment with regard to new acquisitions in the year are disclosed in Note 2.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Income Statement, Consolidated Statement of Comprehensive Income/(Loss), Consolidated Balance Sheet and Consolidated Statement of Changes in Equity.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated fully from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Joint arrangements

Under IFRS 11 - Joint arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group has a joint venture which is accounted for using the equity method after being recognized initially at cost in the Consolidated Balance Sheet.

Under the equity method of accounting, the investments are recognized initially at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to share of profit/(loss) of joint venture in the Consolidated Income Statement.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Basis of consolidation (continued)

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20.0% and 50.0% of the voting rights. Under the equity method of accounting, the investments are recognized initially at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the Consolidated Income Statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of profit/(loss) of associates in the Consolidated Income Statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Dilution gains and losses arising in investments in associates are recognized in the Consolidated Income Statement.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable in the ordinary course of the Group’s activities.

Sales of services which have been invoiced but not yet recognized as revenue are included on the Consolidated Balance Sheet as Deferred revenue.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Revenue recognition (continued)

Deposits

Refundable deposits relate to fees that may result in a return of funds / monies to a customer. These are reported as a financial liability until they are either returned to the customer or the term / condition under which it will be refunded has expired or is no longer valid. At this point, the fee is either earned and the Revenue is recognized, or the fees have been refunded and the liability is relieved.

Non-refundable deposits relate to fees that have no terms or conditions attached which would result in any monies ever being returned to the customer. The Revenue is earned and recognized to the extent that the services have been fulfilled, with any excess deferred and recognized as Revenue over the Group’s average student tenure.

Expenses

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

Selling, general and administrative expenses

Selling, general and administrative expenses consist of several cost categories including salary and benefits for senior management team and other personnel engaged in finance, human resources, education policy and quality, legal compliance, information systems and infrastructure and other functions at our corporate headquarters. In addition, this category of expense encompasses salary and benefits for regional personnel supporting our operations in China, Europe, Middle East, Southeast Asia, North America and Others. Finally, this category also includes business travel costs, advertising and promotion expenses, conference costs, general liability insurance premiums, communication costs, bad debt expense, training costs and others.

Foreign exchange

The Company has a US dollar functional currency and the Group adopts a US dollar presentational currency. The Group has significant and expanding international operations trading in non-US dollar currencies and the functional currency of each subsidiary is dependent on that subsidiary’s operating environment. Movements in global exchange rates can cause currency exposures to the Group’s consolidated US dollar financial results. Trade is conducted in local currencies and, where appropriate, borrowings are matched in that currency to mitigate the risk of exposure of the Group’s assets and liabilities to exchange rate movements.

Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each reporting date, monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the reporting date. All differences are taken to the Consolidated Income Statement. The Group includes foreign currency exchange gains and losses relating to external debts within Finance expense, while those relating to intercompany and other operational activities are included within Other gains/(losses).

The assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated into US dollar at exchange rates prevailing at the date of the Consolidated Balance Sheet; profits and losses are translated at average exchange rates for the relevant accounting periods. Exchange differences arising are recognized in the Consolidated Statement of Comprehensive Income/(Loss) and are included in the Group’s Currency translation reserve. Such translation differences are recognized as income or expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

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

Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the Consolidated Balance Sheet and Consolidated Statement of Changes in Equity.

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

Other post-employment obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

Share-based payments

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

Fair value is calculated using the Black Scholes Option Pricing Model, the details of which are disclosed in Note 22.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are measured subsequently at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Preference shares, which are redeemable mandatorily on a specific date, are classified as liabilities. The dividends on these preference shares are recognized in profit or loss as finance costs.

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

Borrowings are removed from the Consolidated Balance Sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Where the terms of a financial liability are re-negotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Taxation

The tax expense included in the Consolidated Income Statement consists of current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the reporting date. Tax expense is recognized in the Consolidated Income Statement except to the extent that it relates to items recognized in the Consolidated Statement of Comprehensive Income/(Loss) or directly in the Consolidated Statement of Changes in Equity, in which case it is recognized in the Consolidated Statement of Comprehensive Income/(Loss) or directly in the Consolidated Statement of Changes in Equity, respectively.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Business combinations and goodwill

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises of:

•                  fair values of the assets transferred;

•                  liabilities incurred to the former owners of the acquired business;

•                  equity interests issued by the Group;

•                  fair value of any asset or liability resulting from a contingent consideration arrangement; and

•                  fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis. Non-controlling interests in the acquired entity that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured either at fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquired entity’s net identifiable assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

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

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are re-measured subsequently to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognized in profit or loss.

Goodwill is measured initially at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair values of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

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

Brand name

Legally protected or otherwise separable brand names acquired as part of a business combination are capitalized at fair value on acquisition. For some of the brand names in Western Europe, Management’s expectation is to retain brand names within the business for an indefinite life due to the nature and premium associated with the brand names that the Group has acquired and as such they are not amortized and are therefore subject to an annual impairment review (see Note 13). Brand names with finite useful lives are carried at cost and are amortized on a straight-line basis over their estimated useful lives of 50 years.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Impairment of non-financial assets

Goodwill is allocated initially to a CGU and tested for impairment at this level. Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each CGU to which the goodwill relates. The recoverable amount is the higher of fair value less costs to sell and value in use. When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Any impairment is recognized immediately in the Consolidated Income Statement and is not reversed subsequently.

For all other non-financial assets (including other Intangible assets and Property, plant and equipment), the Group performs impairment testing where there are indicators of impairment. If such an indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the Consolidated Income Statement.

Where an impairment loss reverses subsequently, the carrying amount of the asset (or CGU) is increased to the revised estimate of the recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately as a credit to the Consolidated Income Statement.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received form the lessor) are charged to the Consolidated Income Statement on a straight-line basis over the period of the lease.

The Group leases certain Property, plant and equipment. Leases of Property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in Finance lease liabilities (current and non-current). The interest element of the finance cost is charged to the Consolidated Income Statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

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

•                  If the sale price is above fair value, then any gain is deferred and disclosed as Deferred gain in the Consolidated Balance Sheet, and amortized over the useful life of the asset.

•                  If the fair value of the asset is less than the carrying amount of the asset at the date of the transaction, then that difference is recognized immediately as a loss on the sale.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Inventories

Inventories consist of goods for resale, which are carried at the lower of cost and net realisable value, after making allowance for obsolete and slow moving items. Inventory cost is calculated using actual cost.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the entity that owes the receivable, probability that the entity that owes the receivable will enter bankruptcy or financial reorganization and default or delinquency in payments (which is 60-75 days overdue depending on the nature of the invoice) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Income Statement. When a receivable is uncollectible, it is written-off against the allowance account for receivables.

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

Financial instruments

The Group has three types of derivative financial instruments, including the Vietnam option, embedded derivatives and the cross currency swaps.

Derivative financial instruments are recognized at fair value, generally being the cost at the date a contract is entered into and are re-measured subsequently at their fair value. The Group adopted the Put-Call Parity to perform the valuation on the fair value of the Vietnam option. Embedded derivatives are separated from their non-derivative host contracts and accounted for as derivatives. Changes in fair value are recognized in other gains/losses.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1          Accounting policies (continued)

Financial instruments (continued)

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

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise Trade and other receivables and Cash and cash equivalents in the Consolidated Balance Sheet.

(ii) Reclassification

The Group may choose to reclassify a non-derivative trading financial asset out of the held for trading category if the financial asset is no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables are permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held for trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

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

(iii) Recognition and de-recognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Balance Sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                               Accounting policies (continued)

Provisions

Provisions are recognized when:

•                  the Group has a present legal or constructive obligation as a result of past events;

•                  it is more likely than not that an outflow of resources will be required to settle the obligation; and

•                  the amount can be estimated reliably.

Provisions for onerous leases are recognized when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease. Provisions for dilapidation costs are recognized on a lease-by-lease basis.

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

Loss contingencies

The Group is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to the business, including those related to regulation, litigation, business transactions and employee-related matters and taxes. When a claim or potential claim is identified, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, a liability for the loss is recorded in the Consolidated Income Statement. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the claim is disclosed if the likelihood of a potential loss is reasonably possible and the amount of the potential loss could be material. For matters where no loss contingency is recorded, legal fees are expensed as incurred.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                               Accounting policies (continued)

Going concern

The Consolidated Balance Sheet as at August 31, 2016 shows that assets exceed liabilities by $291.9 million (2015 - $281.5 million, 2014 - $193.1 million).

The Directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement at the date of the approval of the financial statements that the Group has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to twelve months after the signing of the financial statements and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to twelve months after the signing of the financial statements to assess the headroom available.

As at August 31, 2016, the Group had available but undrawn borrowing facilities of $117.4 million and based on the projected operating cash flows the Directors’ do not believe that there will be a requirement to increase this facility in the foreseeable future. The Group continues to generate strong operating cash flows and benefits from favourable working capital movements through the receipt of tuition fees in advance of the school year. Although the current liabilities exceed current assets by $179.1 million (2015 - $340.9 million, 2014 - $148.6 million), the main reason for this is the receipt of tuition fees in advance of the school year generating current Deferred revenue of $550.0 million which is not considered to be a cash cost in the coming year. In addition, the acquisitions of subsidiaries are timed such as to optimise the cash impact by taking into account the working capital cycle of the acquiree.

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

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

Goodwill acquired in a business combination is allocated, at the date of acquisition, to the CGU that benefitted from that business combination. The Directors consider that a CGU is generally an individual school or contract. For the purposes of testing for impairment to goodwill annually, each CGU is tested individually. For the purpose of disclosure, CGUs are aggregated together to groupings with similar risk characteristics.

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

Additional information is disclosed in Note 13.

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

The initial identification of intangible assets requires considerable judgment in respect of the classification of the assets and in the assessment of their life. In addition, when assessing the values of the intangible assets, management is required to exercise judgment in determining the future profitability and cash flows of those assets, royalty rates, life of customer base and the appropriate weighted average cost of capital. The subsequent impairment reviews equally require continuing assessment of the above factors as well as continuous assessment of the assets’ lives. Gains and losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Income Statement when the asset is derecognized.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                               Accounting policies (continued)

Critical accounting estimates and judgements (continued)

Leases

Lease agreements are evaluated to determine if they are finance leases meeting the following main criteria:

•                  The lease transfers ownership of the asset to the lessee by the end of the lease term,

•                  The lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised,

•                  The lease term is for the major part of the economic life of the asset even if title is not transferred,

•                  At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset, and

•                  The leased assets are of such a specialised nature that only the lessee can use them without major modifications.

In determining whether the above criteria are met, critical estimates and judgements, including but not limited to the fair value of the leased asset, the economic life of the leased asset, and the discount rate used to calculate the present value of the minimum lease payments, are used. The accounting treatment of a particular lease is based on the classification and the Group’s accounting policy for leases described above.

Fair value measurement

The Group measures financial instruments such as derivatives, at fair values at each balance sheet date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where the fair values are disclosed, are summarised in the following notes:

• Disclosures for valuation methods, significant estimates and assumptions	Note 1, 2, 25
• Quantitative disclosures of fair value measurement hierarchy	Note 25
• Financial instruments (including those carried at amortized cost)	Note 25

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                               Accounting policies (continued)

Critical accounting estimates and judgements (continued)

Fair value measurement (continued)

The fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

Pension obligations

The present value of pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

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

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 22.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                               Accounting policies (continued)

Critical accounting estimates and judgements (continued)

Share based payments

The Group operates an equity settled share based compensation plan.

The fair value of the employee services received under share based payment plans is recognized as an expense in the Consolidated Income Statement. Fair value is calculated by using the Black Scholes Option Pricing Model for share option schemes. The amount charged over the vesting period is determined by reference to the fair value of share incentives excluding the impact of any non-market vesting conditions. Non-market vesting conditions are considered within the assumptions to estimate the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognized in the Consolidated Income Statement over the remaining vesting period with corresponding adjustments made to equity. The cash payment is accounted for as a reduction to shareholders’ equity, except when the cash settlement exceeds the fair value of the equity instruments that would have been issued, for which such amount is recorded to expense.

The application of both the Black-Scholes Option Pricing Model and the Binomial method require the application of a number of judgments including volatility, risk free interest rate, and expected life to exercise. Accordingly the recognition of the fair value expense of the employee services received under share based payment plans could vary if significantly different assumptions were applied to the valuation models.

Control and consolidation

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. On March 2, 2015, the Group completed an acquisition of 90% interest in The British International Schools Group (Vietnam). In accordance with IFRS 10 — Consolidated Financial Statements, the Group gained control of BIS Vietnam from January 1, 2015 and incorporated the results from the same date. Financial and operating control was deemed to be gained from January 1, 2015, because the Group obtained power over the relevant activities of Vietnam (including the right to appoint key staff and set fees) and the risks and rewards of Vietnam. After certain administrative matters were concluded, the acquisition was completed on March 2, 2015. The impact of consolidation from January 1, 2015 increased Revenue by $9.0 million and EBITDA by $1.4 million.

On February 26, 2016, the Group established a dual-curriculum school, Nord Anglia Chinese International School Shanghai, by utilizing a legal structure through a structured entity which involves not owning directly the equity interest in the school. In accordance with IFRS 10 - Consolidated financial statements, the Group gained effective control and incorporated the results from the same date.

Functional currency

In assessing the functional currencies of the Group’s subsidiaries, management exercises judgement in relation to whether the subsidiaries are to be treated as an extension of the reporting entity or whether they operate with a significant degree of autonomy. For those subsidiaries that are not deemed to have local autonomy they follow the functional currency of the parent company or that of another company they are operating on behalf of. For those subsidiaries that are deemed to have local activity / autonomy, the second stage of the assessment is to review factors that impact the functional currency at the local level such as the currency that mainly influences the sales price for its goods and services and the labour materials and other costs of providing goods and services.

Taxation

Deferred tax liabilities of $2.1 million (2015 - $3.2 million, 2014 - $1.9 million) on assessable temporary differences have been recognized on undistributed earnings of $20.9 million (2015 - $32.3 million, 2014 - $19.0 million). There are undistributed earnings of $52.1 million (2015 - $48.5 million, 2014 - $38.6 million) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized on such undistributed earnings as the parent entity is able to control the timing of the distributions from the subsidiaries and it is not expected to distribute these profits in the foreseeable future. The undistributed earnings will be permanently reinvested. The tax impact if such earnings were distributed would be $5.2 million (2015 - $2.5 million, 2014 - $2.0 million).

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                               Accounting policies (continued)

Critical accounting estimates and judgements (continued)

Taxation (continued)

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits. The Group has $79.0 million of recognized deferred tax assets, including $38.1 million of tax losses carried forward and other recognized timing differences of $40.9 million. The deferred tax asset on recognized tax losses relate mainly to the US, amounting to $34.5 million where expiration is 20 years and Switzerland of $2.6 million where expiration is 6 years, and others where there is no time expiration. The Group also has $49.7 million of unrecognized tax losses carried forward. These losses relate to subsidiaries that have a history of losses, which do not expire, and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward. If the Group was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $49.7 million net base on the statutory tax rate of each respective country and company where the Directors do not recognize a deferred tax asset. This would lead to a total deferred tax asset of $128.7 million. Further details on deferred taxes are disclosed in Note 15.

The Group is subject to income taxes in numerous jurisdictions but also enjoys tax concession and benefits in jurisdictions including Hong Kong, Thailand and Mexico. Significant judgement is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for potential tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded initially, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The Group believes that it has provided for all probable and estimable tax liabilities and thus therefore does not expect any liability arising from audits to have a material impact on the Group's results of operations, liquidity, capital resources or financial position.

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

IFRS 9 - Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 - Financial instruments that replaces IAS 39 - Financial instruments: recognition and measurement and all previous versions of IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory.

The Group plans to adopt the new standard on the required effective date. During 2015, the Group has performed a high-level impact assessment of all three aspects of IFRS 9. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Group in the future. Overall, the Group is continuing to evaluate the change but expects no significant impact on its Consolidated Balance Sheet.

The Group is continuing to evaluate but does not expect a significant impact on its Consolidated Balance Sheet or equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. The equity shares in non-listed companies are intended to be held for the foreseeable future.

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade receivables. The Group is continuing to evaluate the change but does not expect a significant impact.

Notes to the financial statements for the year ended August 31, 2016 (continued)

1                               Accounting policies (continued)

Recent accounting pronouncements (continued)

IFRS 15 - Revenue from contracts with customers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 - Revenue and IAS 11 — Construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer- so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (i.e. without restating the comparative period). They will only need to apply the new rules to contracts that are not completed as of the date of initial application. The Group is continuing to evaluate the change.

IFRS 16 — Leases

The IASB issued IFRS 16 — Leases in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’).

IFRS 16 is effective from 1 January 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 — Revenue from contracts with customers.

IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is recognize:

a)                                    assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and

b)                                    depreciation of lease assets separately from interest on lease liabilities in the Consolidated Income Statement.

The Group is continuing to evaluate the change and expects a significant impact on its balance sheet, due to the large number of operating leases.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016.

The latest annual improvements clarify:

•                  IFRS 2 Share-based Payment This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions. The clarifications are consistent with how the Group has identified any performance and service conditions which are vesting conditions in previous periods. In addition, the Group had not granted any awards during the second half of 2014 and 2015. Thus, these amendments did not impact the Group’s financial statements or accounting policies.

•                  IFRS 5 — Non-current assets held for sale and discontinued operations — when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not constitute a change to a plan of sale or distribution and does not have to be accounted for as such.

•                  IFRS 7 — Financial instruments: disclosures — specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’ and, therefore, whether the asset qualifies for de-recognition.

•                  IFRS 7 — Financial instruments: disclosures — that the additional disclosures relating to the offsetting of financial assets and financial liabilities only need to be included in interim reports if required by IAS 34 — Interim financial reporting.

•                  IAS 12 — Recognition of deferred tax assets for unrealized losses — clarification of the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base.

•                  IAS 19 — Employee benefits — that when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important and not the country where they arise.

•                  IAS 34 — Interim financial reporting — what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’ and adds a requirement to cross-reference from the interim financial statements to the location of that information.

Notes to the financial statements for the year ended August 31, 2016 (continued)

2                               Business combinations

Acquisitions in 2014

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired	Consideration transferred $m

Dover Court International School (Pte.) Limited	Premium School	04/22/14	100%	25.2
Neptune Education Holdings Limited	Holding company	07/10/14	100%	20.0

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

The deferred consideration of $5.0 million relating to the acquisition of Neptune Education Holdings Limited was settled on October 11, 2016.

Acquisition-related costs have been recognized as an expense within the ‘Exceptional expenses’ line item in the Consolidated Income Statement.

Notes to the financial statements for the year ended August 31, 2016 (continued)

2                               Business combinations (continued)

Acquisitions in 2014 (continued)

Fair value of assets acquired and liabilities recognized at the date of acquisition

The final fair value of assets acquired and liabilities recognized at the date of acquisition is as follows.

	Dover Court International School (Pte.) Limited $m	Neptune Education Holdings Limited $m	Total $m

Non-current assets
Brand (see Note 13)	7.2	7.7	14.9
Customer relationships (see Note 13)	11.2	8.8	20.0
Property, plant and equipment (see Note 11)	3.0	0.7	3.7

Current assets
Trade and other receivables	1.5	0.1	1.6
Cash and cash equivalents	9.7	0.1	9.8

Current liabilities
Trade and other payables	(4.9)	(0.1)	(5.0)

Current tax liabilities	(0.3)	(0.2)	(0.5)

Non-current liabilities
Deferred tax liabilities (see Note 15)	(3.1)	(3.3)	(6.4)

	24.3	13.8	38.1

The fair value of trade and other receivables is $1.6 million and the gross contractual amount for trade receivables due is $1.6 million, of which $nil is expected to be uncollectible.

Goodwill arising on acquisition

	Dover Court Preparatory School $m	Neptune Education Holdings Limited $m	Total $m

Consideration transferred	25.2	20.0	45.2
Less: fair value of identifiable net assets acquired	(24.3)	(13.8)	(38.1)

Goodwill arising on acquisition (see Note 13)	0.9	6.2	7.1

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

Notes to the financial statements for the year ended August 31, 2016 (continued)

2                               Business combinations (continued)

Acquisitions in 2014 (continued)

The initial accounting for the acquisitions of Dover Court International School (Pte.) Limited (“Dover Court”) and Neptune Education Holdings Limited (“Northbridge”) has been finalized in 2015.

Acquisitions in 2015

	Principal activity	Date of acquisition	Proportion of voting equity interests acquired	Consideration transferred $m

British International Schools Group, Vietnam	Premium Schools	01/01/2015	90%	161.5
Sterling International Schools C Corporation	Holding Company	06/25/2015	100%	604.5

British International Schools Group, Vietnam and Sterling International Schools C Corporation were acquired so as to continue the expansion of the Group’s activities in Premium Schools internationally.

Consideration transferred

	Sterling International Schools C Corporation $m	British International Schools Group $m

Cash	577.2	116.0
Deferred consideration	2.3	23.1
Contingent consideration	25.0	—
Equity	—	22.4

Total consideration transferred	604.5	161.5

The contingent consideration arrangement required the Group to pay, in cash, to the former owners of Sterling International Schools C Corporation, $25.0 million when the number of enrolments of Sterling International Schools C Corporation, in the aggregate, as of September 30, 2015 exceeds the enrolments as of May 31, 2015. This amount ($25.0 million) has been subsequently settled on November 6, 2015, therefore the carrying value is equal to the fair value. Deferred consideration amounting to $2.3 million was settled on October 29, 2015.

$8.5 million of the $23.1 million deferred consideration relating to the acquisition of British International Schools Group, Vietnam was settled in November 2016.

Acquisition-related costs have been recognized as an expense within the ‘Exceptional expenses’ line item in the Consolidated Income Statement.

Notes to the financial statements for the year ended August 31, 2016 (continued)

2                               Business combinations (continued)

Acquisitions in 2015 (continued)

Fair value of assets acquired and liabilities recognized at the date of acquisition

	Sterling International Schools Corporation $m	British International Schools Group $m	Total $m

Non-current assets
Brand (see Note 13)	152.7	—	152.7
Customer relationships (see Note 13)	34.6	34.3	68.9
IT Software (see Note 13)	0.3	0.2	0.5
Property, plant and equipment (see Note 11)	300.0	9.4	309.4
Other non-current assets	0.7	20.4	21.1

Current assets
Trade and other receivables	9.9	3.3	13.2
Cash and cash equivalents	35.7	6.9	42.6

Current liabilities
Trade and other payables	(125.4)	(40.4)	(165.8)
Finance lease liabilities	(0.1)	—	(0.1)
Current tax liabilities	(0.8)	(0.3)	(1.1)
Short-term debt and loans	(0.7)	—	(0.7)

Non-current liabilities
Deferred tax liabilities (see Note 15)	(31.2)	(3.4)	(34.6)
Other payables	(2.7)	(1.7)	(4.4)
Finance lease liabilities	(62.6)	—	(62.6)
Retirement benefit obligation	(13.8)	—	(13.8)

	296.6	28.7	325.3

Notes to the financial statements for the year ended August 31, 2016 (continued)

2                               Business combinations (continued)

Acquisitions in 2015 (continued)

Fair value of assets acquired and liabilities recognized at the date of acquisition (continued)

The fair value of trade and other receivables is $13.2 million and includes trade receivables with a fair value of $7.1 million. The gross contractual amount for trade receivables due is $11.5 million, of which $4.4 million is expected to be uncollectible.

Adjustments to the 2015 financial statements to reflect retrospectively the final adjustments to the provisional allocation of the purchase price for the Sterling International Schools Corporation acquisition

During the provisional purchase price allocation exercise in June 2015, the valuation of three of the Sterling International Schools Cooperation schools was based on the assumption that the schools would be operated. As a result of a sale and leaseback transaction in 2016, additional information was obtained to support the final fair value of the properties. As a result, the acquisition date fair value of Property, plant and equipment was $300.0 million, an increase of $15.2 million over the provisional value. Furthermore, the acquisition date fair value of Trade and other payables, non-current Other payables and Finance lease liabilities was $125.4 million, $2.7 million and $62.6 million respectively, an increase of $1.0 million, $0.4 million and $0.5 million over the provisional amounts. As a result, there was a net increase in the deferred tax liabilities of $4.7 million. There was also a corresponding decrease in goodwill of $8.6 million, resulting in $308.2 million of total goodwill arising on the acquisition. The increased depreciation charge on the Property, plant and equipment from the acquisition date to August 31, 2015 was not considered to be material to the Group.

Goodwill arising on acquisition

	Sterling International Schools C Corporation $m	British International Schools Group $m	Total $m

Consideration transferred	604.5	161.5	766.0
Non-controlling interest	0.3	2.9	3.2
Less: fair value of identifiable net assets acquired	(296.6)	(28.7)	(325.3)

Goodwill arising on acquisition (see Note 13)	308.2	135.7	443.9

Acquisitions in the current period

In February 2016, the Group completed the acquisition of student and staff contracts, furniture, equipment, cash and receivables of the Lausanne campus of Institut Catholique Mont-Olivet, a school formed under the laws of Switzerland. The Group operated the school from February 2016 until the end of the 2015/2016 academic year on its original campus, and relocated the students and staff to our existing school at Collège Champittet at the beginning of the 2016/2017 academic year. The acquisition aims at expanding the Group’s activities and education services in Switzerland. The aggregate consideration and goodwill arising on acquisition was $2.7 million and $1.4 million, respectively.

Notes to the financial statements for the year ended August 31, 2016 (continued)

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

The CODM considers the principal activities of the Group to be:

•                               Premium Schools and associated activities in:

China - People’s Republic of China and Hong Kong SAR;

Europe - Switzerland, Slovakia, Hungary, Czech Republic, Spain, Poland;

Middle East (“ME”) - United Arab Emirates, Qatar;
Southeast Asia (“SEA”) - Thailand, Singapore, Cambodia, Vietnam; and

North America - United States of America, Mexico.

•                               Unallocated — being the unallocated operations, related to Central & Regional head office costs and the Learning Services division.

In the years ended August 31, 2014 and August 31, 2015, ME and SEA had been considered to be one reporting segment. For comparative purposes, the segment results below for 2014 and 2015 have been adjusted to show ME and SEA as two separate reporting segments, to be consistent with the year ended August 31, 2016. The change has reflects a more strategic approach to the two regions all designed to support growth and opportunities unique to each segment and will further support the Group’s strategy and reflect an end-market orientation and alignment to our values.

The CODM uses revenue and Adjusted EBITDA, earnings before interest, tax, depreciation, amortization, impairment, exceptional and other management exceptional items, exchange gain/(loss) and gain/(loss) on disposal of property, plant and equipment, as reviewed at monthly EXCO meetings, as the key measure of the segments’ results as it reflects the segments’ underlying trading performance for the financial year under evaluation. Revenue and Adjusted EBITDA before exceptional items is a consistent measure within the Group.

Segment Adjusted EBITDA is an adjusted measure of operating profit and measures the performance of each segment before the impact of interest, tax, depreciation, amortization, impairment, exceptional and other management exceptional items, exchange gain/(loss) and gain/(loss) on disposal of property, plant and equipment.

The segment results, the reconciliation of the segment measures to the respective statutory items included in the Consolidated Income Statement, the segment assets and other segment information are as follows:

Year ended August 31, 2014	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Revenue	165.6	136.0	48.2	37.8	68.8	456.4	18.2	474.6

Adjusted EBITDA	78.4	26.0	11.0	11.2	23.2	149.8	(22.4)	127.4

Adjusted EBITDA margin	47.3%	19.1%	22.8%	29.6%	33.7%	32.8%	(123.1)%	26.8%

Notes to the financial statements for the year ended August 31, 2016 (continued)

3                               Segmental reporting (continued)

Year ended August 31, 2015	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Revenue	183.2	133.3	68.6	91.6	82.6	559.3	13.8	573.1

Adjusted EBITDA	84.6	16.9	9.0	27.0	23.0	160.5	(29.8)	130.7

Adjusted EBITDA margin	46.2%	12.7%	13.1%	29.5%	27.8%	28.7%	(215.9)%	22.8%

Year ended August 31, 2016	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Revenue	197.3	211.8	87.2	130.4	224.3	851.0	5.0	856.0

Adjusted EBITDA	85.8	41.9	17.5	41.9	59.7	246.8	(39.5)	207.3

Adjusted EBITDA margin	43.5%	19.8%	20.1%	32.1%	26.6%	29.0%	(790.0)%	24.2%

The parent entity is domiciled in the Cayman Islands and did not generate external revenue during the years presented.

Notes to the financial statements for the year ended August 31, 2016 (continued)

3                               Segmental reporting (continued)

Reconciliation of Adjusted EBITDA to profit after tax

2014	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Adjusted EBITDA	78.4	26.0	11.0	11.2	23.2	149.8	(22.4)	127.4
Adjustments:
Exceptional items (see Note 4)	(0.1)	(1.2)	13.3	—	(0.3)	11.7	(111.9)	(100.2)
Other management exceptional items *	(1.7)	(0.0)	(2.7)	(0.0)	—	(4.4)	(4.1)	(8.5)
Other gains/(losses)	—	(0.1)	(0.4)	—	(1.9)	(2.4)	4.5	2.1
Loss on disposal of property, plant and equipment	(0.1)	(0.0)	—	(0.0)	—	(0.1)	—	(0.1)
Depreciation	(8.6)	(4.9)	(4.1)	(0.8)	(3.7)	(22.1)	(1.3)	(23.4)
Amortization	(0.0)	(0.1)	(0.0)	(0.0)	(0.1)	(0.2)	(10.2)	(10.4)

Operating profit/(loss)	67.9	19.7	17.1	10.4	17.2	132.3	(145.4)	(13.1)
Finance income	1.7	0.2	0.0	0.1	—	2.0	—	2.0
Finance expense	(0.4)	(0.3)	(0.0)	(0.0)	—	(0.7)	(54.8)	(55.5)

Profit/(loss) before tax	69.2	19.6	17.1	10.5	17.2	133.6	(200.2)	(66.6)
Tax	(15.2)	(3.4)	(1.4)	(0.2)	(1.3)	(21.5)	(2.1)	(23.6)

Profit/(loss) for the year attributable to equity holders	54.0	16.2	15.7	10.3	15.9	112.1	(202.3)	(90.2)

2015	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Adjusted EBITDA	84.6	16.9	9.0	27.0	23.0	160.5	(29.8)	130.7
Adjustments:
Exceptional items (see Note 4)	(0.0)	(0.7)	(0.0)	(0.1)	(0.4)	(1.2)	(17.6)	(18.8)
Other management exceptional items *	(1.4)	(1.7)	(0.0)	(0.3)	(3.7)	(7.1)	(1.9)	(9.0)
Other gains/(losses)	0.2	1.2	0.4	(0.5)	1.4	2.7	9.7	12.4
(Loss)/profit on disposal of property, plant and equipment	(0.1)	0.1	—	(0.0)	—	(0.0)	(0.3)	(0.3)
Depreciation	(11.7)	(6.9)	(5.0)	(4.6)	(5.9)	(34.1)	(0.5)	(34.6)
Amortization	(0.6)	(3.0)	(0.9)	(5.3)	(3.0)	(12.8)	(1.1)	(13.9)

Operating profit/(loss)	71.0	5.9	3.5	16.2	11.4	108.0	(41.5)	66.5
Finance income	1.1	0.1	0.0	0.2	0.1	1.5	0.9	2.4
Finance expense	(0.0)	(0.8)	(0.0)	(0.1)	(0.0)	(0.9)	(47.8)	(48.7)

Profit/(loss) before tax	72.1	5.2	3.5	16.3	11.5	108.6	(88.4)	20.2
Tax	(12.4)	(8.0)	(0.8)	(1.0)	8.3	(13.9)	1.4	(12.5)

Profit/(loss) for the year attributable to equity holders	59.7	(2.8)	2.7	15.3	19.8	94.7	(87.0)	7.7

Notes to the financial statements for the year ended August 31, 2016 (continued)

3                               Segmental reporting (continued)

Reconciliation of Adjusted EBITDA to profit after tax (continued)

2016	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Adjusted EBITDA	85.8	41.9	17.5	41.9	59.7	246.8	(39.5)	207.3
Adjustments:
Exceptional items (see Note 4)	(0.0)	(1.2)	(0.1)	(0.3)	(3.5)	(5.1)	(3.7)	(8.8)
Other management exceptional items *	(6.0)	(0.8)	(0.2)	(1.3)	(1.7)	(10.0)	(10.1)	(20.1)
Other gains/(losses)	0.2	0.3	0.8	0.0	(1.4)	(0.1)	13.5	13.4
(Loss)/profit on disposal of property, plant and equipment	0.0	0.3	0.0	(0.2)	(0.2)	(0.1)	(0.3)	(0.4)
Depreciation	(11.8)	(10.4)	(5.4)	(6.4)	(11.8)	(45.8)	(0.7)	(46.5)
Amortization	(0.9)	(4.2)	(1.2)	(5.5)	(5.5)	(17.3)	(1.4)	(18.7)
Impairment	—	—	(1.0)	—	—	(1.0)	—	(1.0)

Operating profit/(loss)	67.3	25.9	10.4	28.2	35.6	167.4	(42.2)	125.2
Finance income	1.2	0.1	0.0	0.6	0.4	2.3	0.0	2.3
Finance expense	(0.1)	(3.0)	—	0.0	0.0	(3.1)	(62.8)	(65.9)

Profit/(loss) before tax	68.4	23.0	10.4	28.8	36.0	166.6	(105.0)	61.6
Tax	(10.1)	(9.5)	(0.8)	(1.6)	7.2	(14.8)	2.4	(12.4)

Profit/(loss) for the year attributable to equity holders	58.3	13.5	9.6	27.2	43.2	151.8	(102.6)	49.2

* Other management exceptional items are costs which fall outside the definition of exceptional costs for statutory purposes but it is the view of the Directors that these costs should be highlighted in order that the underlying profit of the Group can be fully evaluated.

In 2014, this amount includes a share based payment charges of $3.0 million, school pre-opening costs of $4.1 million and management fees of $1.2 million payable.

In 2015, this amount includes share based payment charges of $2.3 million, school pre-opening costs of $4.3 million, roll out costs of The Julliard-Nord Anglia Performing Arts Program of $0.7 million and costs associated with expatriate taxes levied on teacher salaries of $1.2 million.

In 2016, this amount includes a share based payment charge of $6.7 million, school pre-opening costs of $7.7 million, which includes $4.7 million in relation to the new China dual-curriculum school that opened in September 2016, debt waiver fees of $1.1 million, Sarbanes-Oxley implementation costs of $0.6 million and Global Campus costs of $4.0 million, which relates to the roll out of the Juilliard-Nord Anglia Performing Arts Program ($1.9 million), roll out of the MIT-Nord Anglia Collaboration ($0.9 million), and creation of a second Global Campus site in Switzerland ($1.2 million).

Segment assets

At August 31, 2014	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Total segment non-current assets	345.2	226.3	62.2	89.7	248.6	972.0	7.9	979.9

Notes to the financial statements for the year ended August 31, 2016 (continued)

3                               Segmental reporting (continued)

Segment assets (continued)

At August 31, 2015	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Total segment non-current assets	426.1	537.0	85.3	251.0	691.8	1,991.2	8.7	1,999.9

At August 31, 2016	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Total segment non-current assets	402.3	563.8	63.9	271.8	519.1	1,820.9	25.1	1,846.0

The parent entity is domiciled in the Cayman Islands and did not have any non-current assets during the years presented.

Other segment information

Year ended August 31, 2014	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	31.3	11.5	9.4	6.7	6.0	64.9	0.6	65.5
Goodwill and other intangible assets	0.0	0.3	0.1	42.1	0.0	42.5	0.2	42.7
Depreciation of tangible assets	(8.6)	(4.9)	(4.1)	(0.8)	(3.7)	(22.1)	(1.3)	(23.4)
Amortization of intangible assets	(0.0)	(0.1)	(0.0)	(0.0)	(0.1)	(0.2)	(10.2)	(10.4)
Exceptional items (see Note 4)	(0.1)	(1.2)	14.3	(1.0)	(0.3)	11.7	(111.9)	(100.2)

Notes to the financial statements for the year ended August 31, 2016 (continued)

3                               Segmental reporting (continued)

Other segment information (continued)

Year ended August 31, 2015	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	22.0	81.5	6.4	15.8	227.5	353.2	1.3	354.5
Goodwill and other intangible assets	76.4	231.3	0.1	170.7	188.7	667.2	1.1	668.3
Depreciation of tangible assets	(11.7)	(6.9)	(5.0)	(4.6)	(5.9)	(34.1)	(0.5)	(34.6)
Amortization of intangible assets	(0.6)	(3.0)	(0.9)	(5.3)	(3.0)	(12.8)	(1.1)	(13.9)
Exceptional items (see Note 4)	(0.0)	(0.7)	(0.0)	(0.1)	(0.4)	(1.2)	(17.6)	(18.8)

Year ended August 31, 2016	China $m	Europe $m	ME $m	SEA $m	North America $m	Total reportable segments $m	Un- allocated $m	Total $m

Capital expenditure (including acquisitions through business combinations):
Property, plant and equipment	26.0	35.2	6.6	8.9	15.6	92.3	0.8	93.1
Goodwill and other intangible assets	0.2	3.7	0.1	0.1	0.2	4.3	0.8	5.1
Depreciation of tangible assets	(11.8)	(10.4)	(5.4)	(6.4)	(11.8)	(45.8)	(0.7)	(46.5)
Amortization of intangible assets	(0.9)	(4.2)	(1.2)	(5.5)	(5.5)	(17.3)	(1.4)	(18.7)
Exceptional items (see Note 4)	(0.0)	(1.2)	(0.1)	(0.3)	(3.5)	(5.1)	(3.7)	(8.8)

Notes to the financial statements for the year ended August 31, 2016 (continued)

4                               Exceptional expenses

	2014	2015	2016
	$m	$m	$m

Exceptional administrative expenses

a Corporate restructure	(3.2)	(0.1)	(0.6)
b Bond issuance, redemption expense and commitment fees, net	(89.9)	(10.0)	—
c Acquisition	(1.5)	(5.3)	(0.9)
d Integration	(4.0)	(2.4)	(3.7)
e Sale and leaseback	—	—	(3.6)
f Others, net	(1.6)	(1.0)	(0.0)

	(100.2)	(18.8)	(8.8)

a

Corporate restructure in the current, prior year and 2014 is in relation to the closure of the Learning Services business in the Middle East and in the UK at contract completion. Included within the 2014 balance is $2.5 million of costs relating to the transfer of the Group revolving credit facilities from Barclays Bank plc to The Hongkong and Shanghai Banking Corporation Limited (“HSBC”).

b

In 2015, the $10.0 million charge for commitment fees relates to a loan commitment fee which was not capitalized as it related to excess short-term liquidity retained as part of the Group’s liquidity management. This facility matured during 2015 and is no longer available to the Group.

In 2014, the major elements of the $89.9 million exceptional expense were the $77.0 million bond redemption cost arising upon the early redemption of the $490.0 million 10.25% senior secured notes due 2017 and the $150.0 million 8.50% / 9.50% senior PIK toggle notes due 2018, which were all fully redeemed as of April 14, 2014. The remaining $12.9 million was the release of capitalized costs in connection with these notes.

c	Acquisition related costs in 2016 were incurred for potential acquisitions.

Acquisition related costs in 2015 were due to the acquired two new subsidiaries (Sterling International Schools C Corporation (“Meritas”) operating in three continents and British International Schools Group, Vietnam) to complement its existing portfolio of Premium Schools, as detailed in Note 2. The $5.3 million relates to legal fees and fees payable to advisors in relation to various aspects of the acquisitions.

Acquisition related costs in 2014 were due to the business combinations of Dover Court International School (Pte.) Limited, Singapore and Neptune Education Holdings Limited (Northbridge International School Cambodia), including legal fees and fees payable to advisors in relation to various aspects of the acquisitions, as well as final costs incurred on the acquisitions made in 2013.

d

During 2016, the $3.7 million charge, net of an over provision of $1.8 million relating to the acquisition transaction costs of Meritas (see Note 32c), the majority of the charge pertains to the integration costs for the two groups acquired in 2015 (Meritas operating in three continents and British International Schools Group, Vietnam).

e	The $3.6 million relates to the transaction costs of a sale and leaseback of properties in North America for $167.0 million (see Note 11).

f

The 2016 charge mainly relates to other one off costs pertaining to the Management Information Systems (“MIS”) Project, relating to a system used for operations including enquiry and admissions tracking, student academic progress monitoring, and invoice billing.

The 2015 charge of $1.0 million relates to initial public offering expenses ($0.2 million), pre-opening costs for 3 new schools in North America, Middle East and South East Asia regions ($0.5 million) and IT resourcing and travelling costs pertaining to the MIS Project ($0.3 million).

The 2014 charge of $1.6 million relates to pre-opening costs of our Tanzania camp ($0.5 million), pre-opening costs on the new schools in Hong Kong and Dubai ($0.7 million) and the part release our overseas employees provision ($0.4 million).

Notes to the financial statements for the year ended August 31, 2016 (continued)

5                               Other gains and losses

	2014	2015	2016

Financial assets at fair value through profit or loss:
- Fair value losses (i)	(1.9)	(1.6)	(3.8)

- Foreign exchange gain, net (ii)	4.0	14.0	17.2

	2.1	12.4	13.4

(i)

Represents the fair value revaluation of derivatives. Losses in 2016 relate to $1.6 million on cross currency swaps, $0.7 million on call options and $1.5 million on embedded lease derivatives (see Note 25a).

(ii)

Represents the revaluation of intercompany balances denominated in a currency other than the functional currency of each subsidiary, and foreign exchange gains and losses on the revaluation of monetary assets and liabilities.

6                               Expenses and auditors’ remuneration

Included in the profit/(loss) are the following:

	2014	2015	2016
	$m	$m	$m

Staff costs (see Note 7)	227.7	282.7	409.3
Loss on disposal of property, plant and equipment and intangible assets	0.1	0.3	0.4
Operating lease rentals:
Land and buildings	42.2	57.4	75.3
Other	0.5	0.7	1.4
Depreciation in cost of sales	21.4	33.9	45.7
Depreciation	2.0	0.7	0.8
Amortization of intangible assets	10.4	13.9	18.7
Impairment (see Note 13)	—	—	1.0

Auditors’ remuneration:

	2014	2015	2016
	$m	$m	$m

Fees payable to Company’s auditor for the audit of parent Company and consolidated financial statements	0.4	0.6	1.7

Disclosure below based on fees payable in respect of services to the company and its subsidiaries
Fees payable to Group’s auditors and their subsidiaries in respect of:
The auditing of accounts of any subsidiary of the company	0.5	1.4	1.9
Tax advisory services	0.0	0.3	0.1
All other services	4.2	1.6	0.5

Notes to the financial statements for the year ended August 31, 2016 (continued)

7                               Staff numbers and costs

The monthly average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows:

	Number of employees
	2014	2015	2016

Administration and management	1,173	1,500	2,299
Teaching	2,616	3,223	4,719
Advisors and guidance officers	39	43	142

	3,828	4,766	7,160

The aggregate employee benefit expense of these persons was as follows:

	2014	2015	2016
	$m	$m	$m

Wages and salaries	206.3	256.7	365.7
Share based payments (see Note 22)	3.0	2.3	6.7
Social security costs	15.4	19.3	28.2
Contributions to defined contribution plans (see Note 22)	1.2	2.1	3.4
Expenses related to defined benefit plans (see Note 22)	1.8	2.3	5.3

	227.7	282.7	409.3

8                               Key management personnel

	2014	2015	2016
	$m	$m	$m

Fee, salaries and other short term employment benefits	6.7	7.9	8.6
Share-based payments (see Note 22)	2.1	1.8	6.0
Other benefits	0.2	0.3	0.4

	9.0	10.0	15.0

The key management personnel are the Directors and senior managers who received emoluments, as noted above.

Other short term employment benefits relate to medical insurance premiums and rental benefit paid.

Other benefits relate to contributions to defined contribution schemes.

	2014	2015	2016

Number of key management personnel accruing benefits under:
- Defined benefit schemes	1	—	—

Please refer to Note 22 for the details of the defined benefit schemes.

Notes to the financial statements for the year ended August 31, 2016 (continued)

9                               Finance income and expense

Recognized in Consolidated Income Statement:

	2014	2015	2016
	$m	$m	$m

Bank interest	2.0	2.4	2.3

Total finance income	2.0	2.4	2.3

Net loss on financial instruments designated as fair value through profit or loss:
Derivative financial instruments	—	—	0.5

Total interest expense on financial liabilities measured at amortized cost:
Term loan due 2021	10.9	31.7	49.8
5.75% Senior secured notes due 2021	—	2.3	12.7
10.25% Senior secured notes due 2017	32.2	—	—
8.50% Senior PIK toggle notes due 2018	8.3	—	—
Bank loans and overdrafts	3.2	2.1	3.0
Interest on defined benefit pension plan obligation (see Note 22)	0.9	0.8	0.8
Discount unwind on deferred consideration	—	1.6	0.9
Foreign exchange loss/(gain) on senior secured notes	—	9.7	(4.7)
Finance lease liabilities	—	0.5	2.9

Total finance expense	55.5	48.7	65.9

Net finance expense	53.5	46.3	63.6

Notes to the financial statements for the year ended August 31, 2016 (continued)

10                        Income tax expense

Recognized in the Consolidated Income Statement:

	2014	2015	2016
	$m	$m	$m

Current tax expense
Overseas current tax charge	21.3	20.2	29.4
Adjustment for prior years overseas tax charge	0.7	2.0	0.3

Current tax expense	22.0	22.2	29.7

Deferred tax (income)/expense
Origination and reversal of temporary differences	(2.1)	(9.5)	(17.3)
Adjustment in respect of prior years	3.7	(0.2)	—

Deferred tax (income)/expense	1.6	(9.7)	(17.3)

Total tax expense	23.6	12.5	12.4

Reconciliation of effective tax rate

The tax assessed for the period differs from the standard rate of Corporation tax in China of 25.0% (2015 - 25.0%, 2014 - 25.0%) per the explanation below:

	2014	2015	2016
	$m	$m	$m

Profit/(loss) before tax	(66.6)	20.2	61.6

Tax using a tax rate of 25.0% (2015 - 25.0%, 2014 - 25.0%)	(16.7)	5.1	15.4
Effect of tax rates in foreign jurisdictions	12.1	2.2	(9.2)
Non-deductible expenses/(non-assessable income)	8.0	(7.1)	1.2
Withholding tax paid or payable on overseas dividends and other income for which no relief is available	6.0	1.0	2.1
Losses for which no deferred tax asset was recognized	9.8	9.9	5.4
Recognition of temporary differences not recognized previously	—	—	(2.5)
Change in tax rates in foreign jurisdiction	—	—	(0.2)
Utilization of losses brought forward not recognized	—	(0.4)	(0.1)
Under/(Over) provision in prior years	4.4	1.8	0.3

Total tax expense	23.6	12.5	12.4

Tax credited/(charged) to other comprehensive income *	0.2	0.9	3.3

* Included within Actuarial losses on defined benefit pension schemes

Notes to the financial statements for the year ended August 31, 2016 (continued)

10                        Income tax expense (continued)

The adjustment in respect of prior year primarily relates to changes in the tax deductibility of certain expenses following a review with a local tax authority.

The Group has used the statutory tax rate for China, being 25.0% rather than that for Cayman Islands, being 0.0% or that for the United Kingdom, being 20.6%, as the Group believes this provides a more meaningful comparison, and the majority of the Group’s taxable profits are earned in China, and the majority of the Group’s taxes are paid in China.

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize a total deferred tax asset of $49.7 million (2015 - $65.7 million, 2014 - $69.9 million). This includes an un-provided deferred tax asset of $34.7 million (2015 - $48.3 million, 2014 - $60.8 million) which relates to UK losses which have no expiry date and for which relief is not anticipated to be available in the foreseeable future. The decrease is mainly attributable to change in tax rates, foreign currency translation and finalization of tax computations. None of these tax losses have been utilized in the current year. It also includes an un-provided deferred tax asset of $15.0 million (2015 - $9.7 million, 2014 - $4.9 million) which relates to losses in overseas entities.

Management has determined that it is appropriate to recognize a deferred tax asset of $4.0 million in relation to the full temporary difference arising from the deficit in the UK pension scheme in the current year, as future taxable profits are now considered probable. The un-provided deferred tax asset in relation to the deficit in the UK pension scheme was $7.7 million in 2015 and $4.1 million in 2014.

The Group is subject to income taxes in numerous jurisdictions but also enjoys tax concessions and benefits in jurisdictions including Hong Kong, Thailand and Mexico. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for potential tax audit issues based on estimates of whether additional taxes will be due.

Deferred tax liabilities of $2.1 million (2015 - $3.2 million, 2014 - $1.9 million) on assessable temporary differences have been recognized on undistributed earnings of $20.9 million (2015 - $32.3 million, 2014 - $19.0 million). There are undistributed earnings of $52.1 million (2015 - $48.5 million, 2014 - $38.6 million) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized on such undistributed earnings as the parent entity is able to control the timing of the distributions from the subsidiaries and it is not expected to distribute these profits in the foreseeable future. The undistributed earnings will be permanently reinvested. The tax impact if such earnings were distributed would be $5.2 million (2015 - $2.5 million, 2014 - $2.0 million).

Notes to the financial statements for the year ended August 31, 2016 (continued)

11                        Property, plant and equipment

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m

Cost
Balance at September 1, 2013	83.7	22.7	15.4	1.3	7.6	130.7
Acquisitions through business combinations	2.9	0.7	0.1	0.0	—	3.7
Additions	12.5	11.3	9.2	0.8	28.0	61.8
Disposals	(1.3)	(0.9)	(2.0)	(0.0)	—	(4.2)
Transfers	9.5	—	—	—	(9.5)	—
Effect of movements in foreign exchange	(0.5)	(0.4)	—	0.0	(0.0)	(0.9)

Balance at August 31, 2014	106.8	33.4	22.7	2.1	26.1	191.1

Balance at September 1, 2014	106.8	33.4	22.7	2.1	26.1	191.1
Acquisitions through business combinations	263.2	12.0	6.4	1.9	25.9	309.4
Additions	14.3	15.8	11.2	1.4	16.7	59.4
Disposals	(0.9)	(0.4)	(2.2)	(0.6)	(0.0)	(4.1)
Transfers	23.1	(0.3)	1.0	0.1	(23.9)	—
Effect of movements in foreign exchange	(7.3)	(2.4)	(1.7)	(0.3)	(0.8)	(12.5)

Balance at August 31, 2015	399.2	58.1	37.4	4.6	44.0	543.3

Balance at September 1, 2015	399.2	58.1	37.4	4.6	44.0	543.3
Additions	39.6	11.4	11.8	0.8	29.5	93.1
Disposals	(196.8)	(4.9)	(4.1)	(0.2)	—	(206.0)
Assets held for sale	(10.3)	—	—	—	—	(10.3)
Transfers	46.3	3.6	2.3	—	(52.2)	—
Effect of movements in foreign exchange	(5.0)	(0.3)	(0.3)	—	(0.5)	(6.1)

Balance at August 31, 2016	273.0	67.9	47.1	5.2	20.8	414.0

Accumulated depreciation and impairment
Balance at September 1, 2013	16.8	8.4	6.6	0.7	—	32.5
Depreciation charge for the year	11.7	5.8	5.6	0.3	—	23.4
Disposals	(1.2)	(0.9)	(2.0)	0.0	—	(4.1)
Transfers	0.0	—	—	0.0	—	0.0
Effect of movements in foreign exchange	(0.4)	(0.3)	(0.1)	0.0	—	(0.8)

Balance at August 31, 2014	26.9	13.0	10.1	1.0	—	51.0

Balance at September 1, 2014	26.9	13.0	10.1	1.0	—	51.0
Depreciation charge for the year	16.5	9.4	7.9	0.8	—	34.6
Disposals	(0.8)	(0.3)	(1.7)	(0.5)	—	(3.3)
Transfers	—	—	—	—	—	—
Effect of movements in foreign exchange	(2.6)	(0.3)	(0.9)	(0.1)	—	(3.9)

Balance at August 31, 2015	40.0	21.8	15.4	1.2	—	78.4

Notes to the financial statements for the year ended August 31, 2016 (continued)

11                        Property, plant and equipment (continued)

	Land and buildings	Fixtures and fittings	Computer equipment	Motor vehicles	Assets under construction	Total
	$m	$m	$m	$m	$m	$m

Accumulated depreciation and impairment
Balance at September 1, 2015	40.0	21.8	15.4	1.2	—	78.4
Depreciation charge for the year	21.4	13.4	10.6	1.1	—	46.5
Disposals	(28.9)	(3.9)	(3.9)	(0.2)	—	(36.9)
Assets held for sale	(2.0)	—	—	—	—	(2.0)
Transfers	(0.0)	—	—	—	—	(0.0)
Effect of movements in foreign exchange	(0.5)	(0.0)	(0.0)	(0.0)	—	(0.5)

Balance at August 31, 2016	30.0	31.3	22.1	2.1	—	85.5

Net book value

At August 31, 2014	79.9	20.4	12.6	1.1	26.1	140.1

At August 31, 2015	359.2	36.3	22.0	3.4	44.0	464.9

At August 31, 2016	243.0	36.6	25.0	3.1	20.8	328.5

The Group completed the sale and leaseback of Windermere Preparatory School on April 1, 2016 and the properties of North Broward Preparatory School and The Village School on May 31, 2016. The total sale price was $167.0 million and the total net book value was $167.2 million, resulting in a loss of $0.2 million. There were also transaction costs of $3.6 million which have been recognized in exceptional costs. The sales and leaseback transaction involves an operating lease and the loss from the sale has been recognized immediately.

Land and buildings and motor vehicles includes the following amounts where the Group is a lessee under a finance lease:

	2014	2015	2016	2014	2015	2016	2014	2015	2016
	Land and buildings			Motor vehicles			Computer equipment
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cost-capitalized finance lease	—	47.5	65.4	0.0	1.2	1.2	0.0	0.1	0.1
Accumulated depreciation	—	(3.0)	(3.5)	(0.0)	(0.2)	(0.4)	(0.0)	(0.0)	(0.1)

At August 31,	—	44.5	61.9	0.0	1.0	0.8	0.0	0.1	0.0

The Group leases buildings under non-cancellable finance lease agreements. The lease terms are between 4 and 90 years, and risks and rewards of the assets lies within the Group.

Notes to the financial statements for the year ended August 31, 2016 (continued)

12                        Assets held for sale

	2014	2015	2016
	$m	$m	$m

Land and buildings	—	—	8.3

	—	—	8.3

In August 2016, the Group decided to sell the 14.5 acres of land (including all structures) at 4211 Watonga Blvd, Houston, Texas which was originally acquired for the British School of Houston. A sale and purchase agreement was signed subsequent to the year end for a sale price of $9.7 million, subject to due diligence.

The asset is presented within current assets.

Notes to the financial statements for the year ended August 31, 2016 (continued)

13                        Intangible assets

	Goodwill	Brand name	Customer relations	Contracts	Website & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m

Cost
Balance at September 1, 2013	687.7	56.4	71.9	0.6	2.6	2.0	821.2
Acquisitions through business combinations	7.1	14.9	20.0	—	—	—	42.0
Additions	—	—	—	—	0.4	0.3	0.7
Disposals and adjustments *	—	—	—	—	—	(0.2)	(0.2)
Impairment	—	—	—	—	—	—	—
Effect of movements in foreign exchange	1.6	0.5	0.6	—	0.0	—	2.7

Balance at August 31, 2014	696.4	71.8	92.5	0.6	3.0	2.1	866.4

Balance at September 1, 2014	696.4	71.8	92.5	0.6	3.0	2.1	866.4
Acquisitions through business combinations	443.9	152.7	68.9	—	—	0.5	666.0
Additions	—	—	—	—	0.3	1.7	2.0
Disposals and adjustments *	—	—	—	—	—	(1.0)	(1.0)
Impairment	—	—	—	—	—	—	—
Effect of movements in foreign exchange	(39.4)	(5.6)	(6.5)	—	(0.2)	(0.0)	(51.7)

Balance at August 31, 2015	1,100.9	218.9	154.9	0.6	3.1	3.3	1,481.7

Balance at September 1, 2015	1,100.9	218.9	154.9	0.6	3.1	3.3	1,481.7
Acquisitions through business combinations	1.4	—	2.1	—	—	—	3.5
Additions	—	—	—	—	0.3	1.3	1.6
Disposals and adjustments *	—	—	—	(0.6)	—	(0.1)	(0.7)
Impairment	—	(1.0)	—	—	—	—	(1.0)
Effect of movements in foreign exchange	(25.2)	(2.2)	(0.2)	—	(0.5)	0.2	(27.9)

Balance at August 31, 2016	1,077.1	215.7	156.8	—	2.9	4.7	1,457.2

Accumulated amortization and impairment
Balance at September 1, 2013	46.7	0.3	8.7	0.5	0.2	0.9	57.3
Amortization for the year	—	0.8	7.9	0.1	1.0	0.6	10.4
Disposals and adjustments *	—	—	—	—	—	(0.2)	(0.2)
Impairment	—	—	—	—	—	—	—
Effect of movements in foreign exchange	2.6	—	0.0	—	—	—	2.6

Balance at August 31, 2014	49.3	1.1	16.6	0.6	1.2	1.3	70.1

Balance at September 1, 2014	49.3	1.1	16.6	0.6	1.2	1.3	70.1
Amortization for the year	—	1.3	11.0	—	0.9	0.7	13.9
Disposals and adjustments *	—	—	—	—	—	(1.0)	(1.0)
Impairment	—	—	—	—	—	—	—
Effect of movements in foreign exchange	(2.9)	(0.1)	(0.7)	—	(0.1)	0.0	(3.8)

Balance at August 31, 2015	46.4	2.3	26.9	0.6	2.0	1.0	79.2

Notes to the financial statements for the year ended August 31, 2016 (continued)

13                        Intangible assets (continued)

	Goodwill	Brand name	Customer relations	Contracts	Website & Intellectual property	Computer software	Total
	$m	$m	$m	$m	$m	$m	$m

Accumulated amortization and impairment
Balance at September 1, 2015	46.4	2.3	26.9	0.6	2.0	1.0	79.2
Amortization for the year	—	2.8	13.8	—	0.8	1.3	18.7
Disposals and adjustments *	—	—	—	(0.6)	—	(0.0)	(0.6)
Impairment	—	(0.0)	—	—	—	—	(0.0)
Effect of movements in foreign exchange	(5.3)	(0.0)	(0.1)	—	(0.4)	0.3	(5.5)

Balance at August 31, 2016	41.1	5.1	40.6	—	2.4	2.6	91.8

Net book value
At August 31, 2014	647.1	70.7	75.9	0.0	1.8	0.8	796.3

At August 31, 2015	1,054.5	216.6	128.0	0.0	1.1	2.3	1,402.5

At August 31, 2016	1,036.0	210.6	116.2	—	0.5	2.1	1,365.4

* Fully amortized assets were reviewed during the year and certain assets that were no longer in use have been adjusted for, reducing cost and accumulated depreciation by $0.6 million (2015 - $nil, 2014 - $nil).

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill by CGU is allocated into the premium school level and is monitored and tested for impairment at this level by management.

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

The key assumptions used for value-in-use calculations in 2014 were as follows:

	Carrying Value of Goodwill $m	Pupil Growth (Year 1 to 5)	Discount Rate	Long-Term Growth Rate (Average)

China	278.9	11.2%	16.2% - 18.1%	2.0%
Western Europe	91.5	19.0%	10.4% - 13.5%	1.5%
Eastern Europe	51.2	19.0%	11.6% - 12.8%	1.5%
Qatar	32.1	28.3%	14.0%	2.0%
Thailand	21.0	28.3%	15.2%	2.0%
Other — Southeast Asia	6.7	28.3%	14.9% - 19.5%	2.0%
North America	158.9	63.8%	13.7% - 15.5%	1.5%
Learning Services	6.8	n/a	13.1%	—

	647.1

The 2014 discount rates were revised in the August 31, 2015 financial statements to correct an error.

Notes to the financial statements for the year ended August 31, 2016 (continued)

13                        Intangible assets (continued)

The key assumptions used for value-in-use calculations in 2015 are as follows:

	Carrying Value of Goodwill $m	Pupil Growth (Year 1 to 5)	Discount Rate	Long-Term Growth Rate (Average)

China	313.6	40.7%	16.2% - 18.1%	2.3%
Western Europe	238.7	24.4%	10.4% - 13.5%	1.5%
Eastern Europe	43.9	13.7%	11.6% - 12.8%	1.5%
Qatar	32.0	0.0%	14.0%	2.0%
Thailand	18.7	13.9%	15.2%	2.0%
Vietnam	129.7	50.6%	22.4% - 23.3%	4.0%
Other — Southeast Asia	7.0	32.1%	14.9% - 19.5%	2.0%
North America	264.6	30.8%	13.7% - 15.5%	2.2%
Learning Services	6.3	n/a	13.1%	1.0%

	1,054.5

The key assumptions used for value-in-use calculations in 2016 are as follows:

	Carrying Value of Goodwill $m	Pupil Growth (Year 1 to 5)	Discount Rate	Long-Term Growth Rate (Average)

China	299.4	28.9%	13.9% - 14.6%	2.3%
Western Europe	235.5	36.8%	9.5% - 14.8%	0.9%
Eastern Europe	43.2	26.0%	12.0% - 14.1%	1.5%
Qatar	32.5	1.9%	13.8% - 14.4%	4.7%
Thailand	19.4	11.7%	13.4%	1.6%
Vietnam	130.5	26.4%	21.4% - 22.3%	3.8%
Other — Southeast Asia	7.0	26.2%	11.8% - 24.0%	1.9%
North America	263.1	19.6%	10.9% - 12.5%	2.0%
Learning Services	5.4	n/a	10.8%	1.7%

	1,036.0

The value-in-use calculations are most sensitive to the following assumptions:

•                      Full Time Equivalent students (“FTEs”)

•                      EBITDA margins

•                      Discount rates

•                      Growth rate estimates

FTEs — FTEs are based on budgeted numbers and extrapolated based on expected future growth and historical performance. The Group defines a FTE as a student who is enrolled to attend school for the full school day, five days a week. For example, a student who enrols for three days a week equals 0.6 FTEs and a student who enrols for five mornings a week equals 0.5 FTEs. The assumptions for FTEs are disclosed above as pupil growth percentages from year 1 to 5.

EBITDA margins — EBITDA margins are based on average values achieved in similar schools in the region. Forecasted EBITDA margins are not specifically disclosed due to sensitivity of the information. However, EBITDA is mainly driven by FTEs which are disclosed above as pupil growth percentages from year 1 to 5.

Notes to the financial statements for the year ended August 31, 2016 (continued)

13                        Intangible assets (continued)

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

Growth rate estimates — Rates are based on industry research and disclosed above as long-term growth rates.

2014

When applying the updated discount rates in the 2014 value-in-use calculation, there remains sufficient headroom as compared to carrying value.

2015

Upon management’s annual impairment review on goodwill and indefinite life intangible assets, a school in Western Europe has displayed potential indicators of impairment. A sensitivity analysis has been performed on the value-in-use calculation.

Specific assumptions used

The following assumptions were used in the value-in-use calculation for the school in Western Europe:

	Current assumptions	Revised assumptions*	Decrease on headroom ($m)

Cumulative FTE growth (year 1 to 5)	17.0%	15.0%	1.9
Discount rates	10.6%	11.6%	4.7
Growth rate estimates	1.50%	0.75%	2.8
Intangible assets at risk	$37.3 million
Headroom	$6.9 million

* Represents revised assumptions after a reasonable possible shift.

Sensitivity to the changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

•                                        FTEs — Management has considered the possibility of lower than forecast increases of FTEs. This may occur if Management’s recruitment efforts fail to increase enrolment or replace departing students. Additionally, if Management fails to maintain the Group’s quality of education, parents may choose not to re-enrol their children in the schools. A reduction of FTEs by 6.2% every year from 2017 to 2020 would result in impairment.

•                                        EBITDA margins — the main driver for EBITDA is FTEs. Revenue is mainly generated from tuition fees and variable costs are mainly driven by the amount of resources necessary to provide education to the enrolled students. The impact of a possible decline is modelled through the reduction of FTEs discussed above.

•                                        Discount rates — the discount rate calculation is based on the specific circumstances of the CGUs and is derived from its WACC (as described above) of the individual CGU. 10.6% represents the discount rate of the Western Europe school at risk, this rate is at the low end of the WACC range within Western Europe due to the CGU and country specific debt and equity characteristics. A rise in the pre-tax discount rate to 12.2% would result in impairment.

Notes to the financial statements for the year ended August 31, 2016 (continued)

13                        Intangible assets (continued)

2015 (continued)

Sensitivity to the changes in assumptions (continued)

•                                        Growth rate assumptions — the effect of new entrants is not expected to have an adverse impact on the forecasts due to the long established history and brand of the schools. A reduction by 2.1% in the long term growth rates would result in impairment.

2016

Upon management’s annual impairment review on goodwill and indefinite life intangible assets, a school in Western Europe and a school in Eastern Europe have displayed potential indicators of impairment. A sensitivity analysis has been performed on the value-in-use calculations.

Specific assumptions used

The following table sets out the assumptions that were used in the value-in-use calculation for the two schools, as well as the impact on headroom should the assumptions change:

	School #1 (Western Europe)			School #2 (Eastern Europe)
	Current assumptions	Revised Assumptions*	Decrease on headroom ($m)	Current assumptions	Revised Assumptions*	Decrease on headroom ($m)

Cumulative FTE growth (year 1 to 5)	31.7%	30.7%	1.8	63.3%	58.3%	1.6

Discount rate	10.1%	11.1%	4.2	12.6%	13.6%	1.0

Terminal growth rate	0.8%	0.4%	1.8	1.6%	0.8%	0.8

Intangible assets at risk	$39.5 million			$8.7 million

Headroom	$6.0 million			$4.2 million

* Represents revised assumptions after a reasonable possible shift.

Sensitivity to the changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

•                                        FTEs - for School #1, a reduction of FTEs by 2.5% every year from 2018 to 2021 would result in impairment. For School #2, a reduction of FTEs by 8.1% every year from 2018 to 2021 would result in impairment.

•                                        EBITDA margins — the main driver for EBITDA is FTEs. Revenue is mainly generated from tuition fees and variable costs are mainly driven by the amount of resources necessary to provide education to the enrolled students. The impact of a possible decline is modelled through the reduction of FTEs discussed above.

•                                        Discount rates - for School #1, a rise in the pre-tax discount rate to 11.6% would result in impairment. For School #2, a rise in the pre-tax discount rate to 18.5% would result in impairment.

•                                        Growth rate assumptions - for School #1, a reduction by 1.5% in the long term growth rates would result in impairment. For School #2, a reduction by 5.6% in the long term growth rates would result in impairment.

Notes to the financial statements for the year ended August 31, 2016 (continued)

13                        Intangible assets (continued)

Individual intangible assets other than goodwill that are considered to be material to the Group are as follows:

		Brand Names
		2014	2015	2016
CGU		$m	$m	$m

British School of Guangzhou	China	4.0	3.8	3.5
Léman International School — Chengdu	China	—	11.5	10.7
Collège Beau-Soleil*	Western Europe	13.3	12.7	12.5
Collège Champittet*	Western Europe	6.3	5.9	5.8
International College Spain	Western Europe	3.3	2.8	2.7
Collège du Léman*	Western Europe	—	60.2	59.0
Compass International School Doha	Qatar	3.9	3.9	3.8
The Regent’s International School	Thailand	5.0	4.4	4.5
Dover Court Preparatory School	Other — Southeast Asia	7.2	6.3	6.4
Northbridge International School	Other — Southeast Asia	7.7	7.5	7.4
British International School of Boston	North America	3.4	3.4	3.3
British School of Chicago	North America	5.0	4.9	4.8
British International School of Houston	North America	4.6	4.5	4.4
British School of Washington	North America	3.4	3.4	3.3
San Roberto International School	North America	—	5.1	4.5
The Village School	North America	—	25.8	25.4
North Broward Preparatory School	North America	—	29.7	29.1
Windermere Preparatory School	North America	—	17.6	17.3
Other		3.6	3.2	2.2

		70.7	216.6	210.6

* Indefinite useful life intangible assets. Impairment testing is completed as part of the impairment testing above for goodwill.

In the year ended August 31, 2016, an impairment of $1.0 million (2015 — $nil, 2014 - $nil) has been recorded in the profit and loss in relation to a brand name, as the usage of the name has been discontinued.

Notes to the financial statements for the year ended August 31, 2016 (continued)

14           Subsidiaries

As at August 31, 2016, the Group had the following interests in subsidiaries:

	Country of	Class of	Percentage of Ownership
	Incorporation	shares held	2014	2015	2016

Holding companies
Nord Anglia Education Finance LLC+dS	USA	n/a	100%	100%	100%
Nord Anglia Education (UK) Holdings PLC+dSG	UK	Ordinary	100%	100%	100%
		Deferred
Nord Anglia Education Limited*dSG	UK	Ordinary	100%	100%	100%
NAE Hong Kong Limited*dSG	Hong Kong	Ordinary	100%	100%	100%
Nord Anglia Education Development Services Limited*dSG	UK	Ordinary	100%	100%	100%
Nord Anglia Middle East Holding S.P.C*	Bahrain	n/a	100%	100%	100%
Nord International Schools Limited*dSG	UK	Ordinary	100%	100%	100%
EEE Enterprise Limited*dSG	BVI	Ordinary	100%	100%	100%
Rice Education Hong Kong Limited*dSG	Hong Kong	Ordinary	100%	100%	100%
Regent Pattaya Campus Management Co., Ltd.SH	Thailand	Ordinary	49%	49%	49%
Saint Andrews International School Sukhumvit Campus Co., Ltd.SH	Thailand	Preference	49%	49%	49%
NA Educational Services Limited*dSG	UK	Ordinary	100%	100%	100%
NA Schools Limited*dSG	UK	Ordinary	100%	100%	100%
WCL HoldCo Limited*dSG	UK	Ordinary	100%	100%	100%
WCL Group Limited*dSG	UK	Ordinary	100%	100%	100%
WCL Intermediate Holdings Limited*dSG	UK	Ordinary	100%	100%	100%
WCL Services Limited*dSG	UK	Ordinary	100%	100%	100%
WCL School Management Services Limited*dSG	UK	Ordinary	100%	100%	100%
British Schools of America, LLC*SG	USA	n/a	100%	100%	100%
BST Holding, L.L.C.*SG	USA	n/a	100%	100%	100%
British Schools of Texas, L.L.C.*SG	USA	n/a	100%	100%	100%
WCL Intermediate Holdings Spain, S.L.U (dissolved)*SG	Spain	n/a	100%	100%	n/a #
International College 2, S.L.U (dissolved)*SG	Spain	n/a	100%	100%	n/a #
British International School Foundation*dG	Hungary	n/a	100%	100%	100%
British International School Bratislava, s.r.o.^S	Slovakia	n/a	100%	100%	100%
BSG Limited*dSG	Hong Kong	Ordinary	100%	100%	100%
Guangzhou Yingkai Investment & Consulting Co., Ltd.*	China	n/a	100%	100%	100%
Uma Education Holdings Limited*dGS	BVI	Ordinary	100%	100%	100%
Uma Education Hong Kong Limited*dGS	Hong Kong	Ordinary	100%	100%	100%
WCL EBT Limited*	UK	Ordinary	100%	100%	100%
Nord Anglia (Beijing) Consulting Limited*	China	n/a	100%	100%	100%
KG Investments Limited ^	Jersey	n/a	100%	100%	100%
KG (Beijing) Investment Consultant Co., Ltd.*	China	n/a	100%	100%	100%
Neptune Education Holdings Limited*	Hong Kong	Ordinary	100%	100%	100%
Nord Anglia School (Hong Kong) Limited*	Hong Kong	n/a	100%	100%	100%
诺地安格（上海）商务信息咨询有限公司*	China	n/a	100%	100%	100%
BIS Ltd*SG	BVI	Ordinary	n/a	100%	100%
Oasis Development Management LimitedSG	BVI	Ordinary	n/a	96.2%	96.2%
The British International School Company Limited	Vietnam	n/a	n/a	90%	90%
Thien Huong Investment Company Limited	Vietnam	Investment	n/a	90%	90%
Thien Huong Education Joint Stock Company	Vietnam	Charter	n/a	81%	81%
NAE HK Holdings Limited+SG	Hong Kong	Ordinary	n/a	100%	100%
Viking Holdco, Inc.*dSG	USA	n/a	n/a	100%	100%
Viking Holding Company, LLC^dSG	USA	n/a	n/a	100%	100%
Viking C Corporation (formerly Sterling International Schools C Corporation) *dSG	USA	n/a	n/a	100%	100%

Notes to the financial statements for the year ended August 31, 2016 (continued)

14           Subsidiaries (continued)

	Country of	Class of	Percentage of Ownership
	Incorporation	shares held	2014	2015	2016

Meritas MX, LLC*dSG	USA	n/a	n/a	100%	100%
Meritas MX II, LLC*	USA	n/a	n/a	100%	100%
Meritas Luxembourg Holdings SARL*SG	Luxembourg	Ordinary	n/a	100%	100%
Meritas (Gibraltar) Holdings Limited*SG	Gibraltar	Ordinary	n/a	100%	100%
Meritas CH Sarl*dSG	Swizterland	Ordinary	n/a	100%	100%
Meritas Malta Holdings Limited^SG	Malta	Ordinary	n/a	100%	100%
Meritas Mexico, S. de R.L. de C.V^SG	Mexico	n/a	n/a	100%	100%
NAE (Chengdu Holdings) Ltd. (formerly Sterling International Schools)*SG	Cayman Islands	Ordinary	n/a	100%	100%
NAE Chengdu Holdings Limited (formerly Sterling Asian Schools Holdings Limited)*SG	Hong Kong	Ordinary	n/a	100%	100%
Chengdu Sterling Educational Consulting Ltd.*	China	n/a	n/a	100%	100%
Shanghai Nord Anglia Investment Consulting Co., Ltd.*	China	n/a	n/a	n/a	100%
Shanghai Yingdi Business Consultancy Company LimitedI	China	n/a	n/a	n/a	n/a

Premium Schools
English International School Prague, s.r.o.^S	Czech Republic	n/a	100%	100%	100%
British International School Kindergarten, Primary and Secondary School*	Hungary	n/a	100%	100%	100%
The British School Sp. Z o.o.*dSG	Poland	n/a	100%	100%	100%
The British International School, Shanghai*	China	n/a	100%	100%	100%
British School of Beijing*	China	n/a	100%	100%	100%
Collège Champittet SA*dSG	Switzerland	n/a	100%	100%	100%
Collège Alpin Beau-Soleil SA*dSG	Switzerland	n/a	100%	100%	100%
La Côte International School SA*dSG	Switzerland	n/a	100%	100%	100%
The Regent’s SchoolH	Thailand	n/a	49%	49%	49%
British School of Washington, L.L.C.*SG	USA	n/a	100%	100%	100%
British School of Boston, L.L.C.*SG	USA	n/a	100%	100%	100%
British International School	Vietnam	n/a	n/a	90%	90%
British Vietnamese International School Royal	Vietnam	n/a	n/a	90%	90%
British International School — Hanoi	Vietnam	n/a	n/a	90%	90%
The British Vietnamese International School (Kindergarten), The British Vietnamese International School (Primary), The British Vietnamese International School (Secondary and High School)	Vietnam	n/a	n/a	81%	81%
Collegiate Prep Realty, LLC*dSG	USA	n/a	n/a	100%	100%
Village Real Estate, LLC*dSG	USA	n/a	n/a	100%	100%
North Broward Preparatory Schools, LLC*dSG	USA	n/a	n/a	100%	100%
College du Léman, SARL*dSG	Switzerland	Ordinary	n/a	100%	100%
Instituto de Desarrollo Educacion y Aprendizaje, S.C. ^	Mexico	n/a	n/a	100%	100%
The Léman International School — Chengdu*	China	n/a	n/a	100%	100%
Camplife, Ltd.	USA	n/a	n/a	50.5%	50.5%
British School of Chicago, L.L.C.*SG	USA	n/a	100%	100%	100%
British School of Houston, L.P.^SG	USA	n/a	100%	100%	100%
International College Spain, S.A.U.*SG	Spain	n/a	100%	100%	100%
Education Overseas Qatar LLC GH	Qatar	n/a	49%	49%	49%

Notes to the financial statements for the year ended August 31, 2016 (continued)

14           Subsidiaries (continued)

	Country of	Class of	Percentage of Ownership
	Incorporation	shares held	2014	2015	2016

Sukromna spojena skola British International School Bratislava*	Slovakia	n/a	100%	100%	100%
Northbridge International School (Cambodia) Limited*	Cambodia	n/a	100%	100%	100%
British American School of Charlotte, L.L.C.*GS	USA	n/a	100%	100%	100%
WCL Academy of New York LLC*GS	USA	n/a	100%	100%	100%
St. Andrews International School Bangkok (Sukhumvit) H	Thailand	n/a	49%	49%	49%
British School of Guangzhou*	China	n/a	100%	100%	100%
Dover Court International School (Pte.) Ltd.*dSG	Singapore	Ordinary	100%	100%	100%
Nord Anglia International School, Hong Kong Limited*	Hong Kong	n/a	100%	100%	100%
British International School LLC GH	Abu Dhabi, UAE	n/a	n/a	49%	49%
Saturn Education Holdings Limited*	Abu Dhabi Global Market, UAE	n/a	n/a	n/a	100%
Nord Anglia International School L.L.C GH	Dubai, UAE	n/a	n/a	49%	49%
Nord Anglia Chinese International School ShanghaiI	China	n/a	n/a	n/a	n/a

Learning Services
Nord Anglia Vocational Education and Training Services Ltd*dSG	UK	Ordinary	100%	100%	100%
Brighton Education Learning Services Sdn. Bhd.*	Malaysia	n/a	100%	100%	100%
Nord Anglia Education Sdn. Bhd.*	Malaysia	n/a	100%	100%	100%
BSA Resource Solutions, LLC SG	USA	n/a	50%	50%	50%
Fieldwork Education Limited*dSG	UK	Ordinary	100%	100%	100%
WCL School Management Services (India) Limited*	UK	Ordinary	100%	100%	100%
Overseas Schools SA*	Belgium	n/a	100%	100%	100%
Nord Anglia Educational Consultancies Saudi Arabia Limited ^	Saudi Arabia	n/a	100%	100%	100%

* Investment held indirectly by 100% owned subsidiary of the Group.

^ Investments held 100% within the Group by more than one subsidiary of the Group

+The Companies denoted are direct subsidiaries of the Group

d Material assets of subsidiary form part of security arrangement for borrowings (see Note 19)

S Share capital of subsidiary is pledged as security for borrowings (see Note 19)

G Subsidiary is a guarantor under the security arrangement for borrowings (see Note 19)

H The Group holds interests of less than 50% of certain companies. Where indicated, these companies are consolidated by the Group due to the majority of the economic interests in these companies in the form of both the right to receive dividends and the right to full distribution on liquidation and majority of voting rights.

I The Group does not own any equity interest in Shanghai Yingdi Business Consultancy Company Limited and Nord Anglia Chinese International School Shanghai. The Group controls and operates these two companies through contractual arrangements, effective 2016.

# In September 2015, the Group completed two successive reverse mergers whereby WCL Intermediate Holdings Spain, S.L.U. and International College 2, S.L.U. were respectively merged with their subsidiary entity, International College Spain, S.A.U. As a result of the two reverse mergers, WCL Intermediate Holdings Spain, S.L.U. and International College 2, S.L.U. were dissolved and all their assets and liabilities were passed to International College Spain, S.A.U. as the surviving entity.

Notes to the financial statements for the year ended August 31, 2016 (continued)

14                                  Subsidiaries (continued)

The total non-controlling interest for the year is $5.4 million (2015 - $4.4 million, 2014 - $0.5). The Directors have assessed that the non-controlling interests of British International School, Vietnam; British Vietnamese International School Royal, Vietnam; British International School — Hanoi; The British Vietnamese International School (Kindergarten), The British Vietnamese International School (Primary), The British Vietnamese International School (Secondary and High School) and Camplife Limited are immaterial to the Group’s financial position and financial performance for separate disclosure of the underlying business financial performance, financial position and cash flow in accordance with IFRS 12 — Disclosure of interests in other entities.

Investments in joint ventures and associates

The amounts recognized in the Consolidated Balance Sheet are as follows:

	2014	2015	2016
	$m	$m	$m

Associates	—	—	—
Joint ventures	0.5	0.5	0.5

Total	0.5	0.5	0.5

Set out below are the joint ventures and associates of the Group as at August 31, 2016.

Name of entity	Place of business	Associate / Joint Venture?	% of ownership interest	Measurement method

Léman Manhattan Preparatory School LLC	United States	Associate	10%	Equity
EduAction (Waltham Forest) Limited	UK	Joint Venture	50%	Equity

The associate and joint venture had no contingent liabilities or capital commitments as at August 31, 2016 and 2015. Léman Manhattan Preparatory School LLC requires the parent’s consent to distribute its profits, as the associate is in a loss making position the parent does not foresee such distributions at the reporting date. EduAction (Waltham Forest) Limited cannot distribute its profits without the consent from the two venture partners.

In the opinion of the Directors, the above joint venture and associate are not material to the Group and as such no summarized financial information for Léman Manhattan Preparatory School LLC and EduAction (Waltham Forest) Limited is disclosed.

Structured entity

To comply with People’s Republic of China (“PRC”) foreign investment laws governing education provided by schools such as Nord Anglia Chinese International School Shanghai (“NACIS”) that teach local Chinese students, the Group and NACIS have entered into a series of contractual arrangements which allow the Group to direct the activities that most significantly affect the economic performance of NACIS and to receive the economic benefits of NACIS. Such contractual arrangements include the following:

Exclusive cooperation agreement

Under this agreement, one of the Group’s subsidiaries has the exclusive right to provide to NACIS various business management and support services (e.g. procurement of premises, marketing and public relations, curriculum design and development and human resources). This agreement provides that separate service agreements will be entered into between the service provider and NACIS to determine the details of each service including the scope and the fee, which provides a framework for the Group to obtain the economic benefits from NACIS. The sponsor of NACIS, Shanghai Yingdi Business Consultancy Company Limited (“Yingdi”), is ultimately owned by a PRC individual who is an independent third party to the Group (the “Yingdi Shareholder”). Yingdi and the Yingdi Shareholder jointly and severally guarantee the performance of this agreement by NACIS. This agreement is effective until terminated by the parties mutually or by the subsidiary unilaterally.

Equity interest pledge agreement

Under this agreement, the Yingdi Shareholder has pledged all his equity interest in Yingdi to the subsidiary to secure the fulfilment of his obligations under, among other things, the exclusive cooperation agreement. Additionally, the Yingdi Shareholder agrees not to transfer or dispose of his equity interest in Yingdi, and not to mortgage such equity interest except at the request and direction of the pledgee. The agreement is effective until the later of the Yingdi Shareholder ceasing to be the equity interest holder of Yingdi, or the fulfilment of the Yingdi Shareholder’s obligations which are the subject of the pledge.

Notes to the financial statements for the year ended August 31, 2016 (continued)

14                                  Subsidiaries (continued)

Structured entity (continued)

Guarantee agreement

Pursuant to this agreement, Yingdi and the Yingdi Shareholder guarantee that all the contracts between NACIS and the subsidiary, including the exclusive cooperation agreement and the specific service agreements contemplated under the exclusive cooperation agreement, shall be duly performed.

Power of attorney

The Yingdi Shareholder has executed a power of attorney in favour of the subsidiary to exercise his rights in respect of his equity interest in Yingdi. In addition, Yingdi has executed a power of attorney in favour of the subsidiary to exercise Yingdi’s rights as the founder and owner of NACIS.

Service agreement

In accordance with the exclusive cooperation agreement, the Group’s subsidiary and NACIS have entered into a service agreement whereby the Group’s subsidiary provides to NACIS various services.

As a result of the above arrangements NACIS has been consolidated within the Group.

Notes to the financial statements for the year ended August 31, 2016 (continued)

15                                  Deferred tax assets and liabilities

The analysis of Deferred tax assets and Deferred tax liabilities is as follows:

	2014	2015	2016
	$m	$m	$m

Deferred tax assets:

- Deferred tax assets to be recovered after more than 12 months	21.7	72.1	73.5
- Deferred tax asset to be recovered within 12 months	3.4	5.4	5.5

	25.1	77.5	79.0

	2014	2015	2016
	$m	$m	$m

Deferred tax liabilities:

- Deferred tax liability to be recovered after more than 12 months	(45.0)	(116.0)	(99.5)
- Deferred tax liability to be recovered within 12 months	(2.6)	(8.3)	(10.7)

	(47.6)	(124.3)	(110.2)

Deferred tax liabilities (net)	(22.5)	(46.8)	(31.2)

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities
	2014	2015	2016	2014	2015	2016
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	0.3	0.2	0.5	(6.6)	(16.9)	(11.0)
Intangible assets	—	—	—	(33.3)	(88.0)	(83.2)
Employee benefits - pension	1.6	5.7	10.6	—	—	—
Tax value of loss carry-forwards	5.6	47.8	38.1	—	—	—
Provisions and accruals	13.3	16.7	21.8	(4.2)	(12.5)	(9.3)
Derivatives	4.3	7.1	8.0	(3.5)	(6.9)	(6.7)

Tax assets / (liabilities)	25.1	77.5	79.0	(47.6)	(124.3)	(110.2)

Net tax liabilities	—	—	—	(22.5)	(46.8)	(31.2)

Notes to the financial statements for the year ended August 31, 2016 (continued)

15                                  Deferred tax assets and liabilities (continued)

Movement in deferred tax is as follows:

	September 1, 2013	Recognized in income statement	Recognized in comprehensive income	Foreign exchange movements	Acquired in business combination	August 31, 2014
	$m	$m	$m	$m	$m	$m
`
Property, plant and equipment	(6.2)	—	—	(0.1)	—	(6.3)
Intangible assets	(25.6)	(1.2)	—	(0.1)	(6.4)	(33.3)
Employee benefits - pension	1.4	0.1	0.2	(0.1)	—	1.6
Tax value of loss carry-forwards	5.2	0.4	—	—	—	5.6
Provisions and accruals	13.8	(4.5)	—	(0.2)	—	9.1
Derivatives	—	0.7	—	0.1	—	0.8
Goodwill	(1.0)	1.1	—	(0.1)	—	—
Other	(1.7)	1.8	—	(0.1)	—	—

	(14.1)	(1.6)	0.2	(0.6)	(6.4)	(22.5)

	September 1, 2014	Recognized in profit/(loss)	Recognized in comprehensive income/(loss)	Foreign exchange movements	Acquired in business combination	August 31, 2015
	$m	$m	$m	$m	$m	$m

Property, plant and equipment	(6.3)	2.5	—	(0.3)	(12.6)	(16.7)
Intangible assets	(33.3)	3.8	—	1.7	(60.2)	(88.0)
Employee benefits - pension	1.6	0.4	0.9	(1.0)	3.8	5.7
Tax value of loss carry-forwards	5.6	5.9	—	—	36.3	47.8
Provisions and accruals	9.1	(2.4)	—	(0.6)	(1.9)	4.2
Derivatives	0.8	(0.5)	—	(0.1)	—	0.2

	(22.5)	9.7	0.9	(0.3)	(34.6)	(46.8)

	September 1, 2015	Recognized in profit/(loss)	Recognized in comprehensive income/(loss)	Recognized in pre- acquisition reserve	Foreign exchange movements	Acquired in business combination	August 31, 2016
	$m	$m	$m	$m	$m	$m	$m

Property, plant and equipment	(16.7)	6.1	—	—	0.1	—	(10.5)
Intangible assets	(88.0)	5.2	—	—	0.1	(0.5)	(83.2)
Employee benefits - pension	5.7	1.3	3.3	—	0.3	—	10.6
Tax value of loss carry-forwards	47.8	(9.8)	—	—	0.1	—	38.1
Provisions and accruals	4.2	13.4	—	(5.9)	0.8	—	12.5
Derivatives	0.2	1.1	—	—	—	—	1.3

	(46.8)	17.3	3.3	(5.9)	1.4	(0.5)	(31.2)

Notes to the financial statements for the year ended August 31, 2016 (continued)

16                                  Trade and other receivables

	2014	2015	2016
	$m	$m	$m

Current
Trade receivables	74.3	99.1	98.9
Less: Provision for impairment of trade receivables (see Note 25)	(4.7)	(6.6)	(5.4)

Net trade receivables (see Note 25b)	69.6	92.5	93.5

Prepayments	13.2	25.3	29.0
Accrued income	3.8	0.2	0.2
Other receivables	5.8	8.8	9.8

	92.4	126.8	132.5

Prepayments mainly relate to rental prepayments on school sites of the Premium Schools.

Non-current
Other receivables	9.2	37.4	42.0

In 2015 and 2016, non-current receivables mainly relate to rental prepayments on Premium School sites in Vietnam and China which is not recoverable for at least 12 months from this date.

17                                  Cash and cash equivalents

	2014	2015	2016
	$m	$m	$m

Cash and cash equivalents (excluding bank overdraft)	256.4	316.6	371.9

Please refer to Note 25b and 25c for the detailed analysis of cash and cash equivalents on credit risk and liquidity risk, respectively.

18                                  Inventories

	2014	2015	2016
	$m	$m	$m

Inventories — at cost	2.4	4.5	4.3

Inventories are mainly made up of school uniforms in the Premium Schools.

(i) Assigning costs to inventories

The costs of individual items of inventory are determined using actual cost.

(ii) Amounts recognized in profit or loss

Inventories recognized as an expense during the year ended August 31, 2016 amounted to $1.7 million (2015 - $1.4 million, 2014 - $1.2 million). These were included in Cost of sales as shown in the Consolidated Income Statement.

There were no write-downs of Inventories during the year ended August 31, 2016.

Notes to the financial statements for the year ended August 31, 2016 (continued)

19                                  Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group and Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate and foreign currency risk, see Note 25.

	2014	2015	2016
	$m	$m	$m

Current liabilities
Bank overdraft	90.2	90.7	—
5.75% senior secured notes	—	1.1	0.3
Current portion of secured bank loans	20.0	0.2	—
Current portion of term loan due 2021	3.2	6.3	4.7

	113.4	98.3	5.0

Non-current liabilities
5.75% senior secured notes	—	199.8	196.4
Term loan due 2021	499.2	866.5	861.8

	499.2	1,066.3	1,058.2

All borrowings are secured by fixed and floating charges over all the current and future assets of certain Group entities. The Group subsidiaries which are party to this arrangement are detailed in Note 14, along with details of certain Group entities whose share capital has also been pledged as part of the security arrangement, including the assignment of certain insurances.

	Terms and debt repayment schedule			Face	Carrying	Face	Carrying	Face	Carrying
	Currency	Nominal interest rate	Year of maturity	value 2014 $m	amount 2014 $m	value 2015 $m	amount 2015 $m	value 2016 $m	amount 2016 $m

Bank overdraft	US $			90.2	90.2	90.7	90.7	—	—

5.75% senior secured notes ^	CHF	5.75%	2022	—	—	208.1	200.9	203.5	196.7

Term loan *	US $	4.50% - 5.00%	2021	513.7	502.4	897.2	872.8	888.1	866.5

Revolving credit facility #	US $	4.75%	2021	20.0	20.0	—	0.2	—	—

				623.9	612.6	1,196.0	1,164.6	1,091.6	1,063.2

The Group has provided bank guarantees which are offset against the revolving credit facility (see Note 28). As at August 31, 2016, the Group had available but undrawn borrowing facilities of $117.4 million (2015 - $114.4 million, 2014 - $44.0 million).

Face value is the nominal amount of debt at issuance whereas the carrying value also deducts the upfront prepaid costs.

Notes to the financial statements for the year ended August 31, 2016 (continued)

19                        Interest-bearing loans and borrowings (continued)

* The term loan is a floating rate loan. Changes in interest rates have minimal impact on fair value since loans reprice to the market frequently and on that basis, fair value is assumed to equal carrying value. The term loan facility bears interest based on applicable margin percentages of 3.00% per annum for base rate loans and 4.00% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

# Revolving credit facility under the credit agreement will bear interest based on a margin ranging from 2.75% to 3.25% depending on our net-leverage ratio, plus the applicable LIBOR rate.

^ The 5.75% senior secured notes are a fixed rate Swiss bond and the fair value is derived from quoted prices (unadjusted) in active markets for these financial liabilities.

All interest is settled by cash payments on the required date.

On March 31, 2014, the Group entered into a new credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility. The borrower under the credit agreement is a newly formed 100% wholly owned U.S. domestic limited liability company. On the same date, the Group drew down the term loan facility in full and using proceeds from the loan and our initial public offering, the Group discharged its obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were redeemed fully as of April 14, 2014.

On March 31, 2014, the Group also repaid and terminated its previous super senior revolving facility using proceeds from the initial public offering (see Note 4).

On March 2, 2015, the Group drew down an additional $150.0 million on the term loan facility.

On June 25, 2015, the Group further drew down on additional $240.0 million on the term loan facility and issued CHF 200 million 5.75% senior secured notes.

Maturity of the Group’s borrowings are as follows:

	2014	2015	2016
	$m	$m	$m

Less than one year	113.4	98.3	5.0
Between one and five years	13.4	859.8	1,058.2
More than five years	485.8	206.5	—

	612.6	1,164.6	1,063.2

Notes to the financial statements for the year ended August 31, 2016 (continued)

20                                  Finance lease liabilities

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	2014	2015	2016
	$m	$m	$m

Gross finance lease liabilities — minimum lease payments:
No later than one year	0.0	3.7	4.8
Later than one year and no later than five years	—	11.9	17.6
Later than five years	—	194.7	221.5

	0.0	210.3	243.9
Future finance charges on finance lease liabilities	(0.0)	(161.5)	(179.4)

Present value of finance lease liabilities	0.0	48.8	64.5

Present value of finance lease liabilities:
No later than one year	0.0	0.8	1.2
Later than one year and no later than five years	—	1.0	1.9
Later than five years	—	47.0	61.4

	0.0	48.8	64.5

The difference between the minimum lease payments and the present value of the finance lease liabilities are due to the long duration of the most significant lease (74 years remaining). Additions in the year include a change of an operating lease to a finance lease in a Premium School in Hungary amounting to $17.0 million.

21                                  Trade and other payables

	2014	2015	2016
	$m	$m	$m

Current
Trade payables due to third parties	12.4	31.3	28.4
Other taxes and social security	3.1	3.1	4.0
Amounts owed to related parties	0.2	0.2	0.2
Other payables	21.3	51.3	49.9
Contingent consideration (see Note 2)	—	25.0	—
Deferred consideration	2.0	21.6	17.0
Accrued expenses	24.7	38.2	40.8

	63.7	170.7	140.3

Other payables mainly relate to student deposits which are repayable on demand.

Non-current
Other payables	47.7	18.8	18.5
Accrued expenses	—	15.5	22.4
Deferred consideration	3.0	15.3	8.2

	50.7	49.6	49.1

Notes to the financial statements for the year ended August 31, 2016 (continued)

21           Trade and other payables (Continued)

Non-current accrued expenses mainly relate to rental accruals on school sites which is not payable for at least 12 months from this date.

22           Employee benefits

Pension plans

The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group’s employees in the UK and Switzerland.

Defined contribution plans

The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was $3.4 million (2015 - $2.1 million, 2014 - $1.2 million), recognized in the Consolidated Income Statement.

Defined benefit plans

United Kingdom

The Group operates three defined benefit pension schemes in the UK. In each case the assets of the scheme are held as a segregated fund and administered by Trustees.

A defined benefit scheme was established for Lifetime Careers employees (employed by a Group subsidiary) - (“Lifetime”). Contributions are determined by independent professionally qualified actuaries on the basis of triennial valuations. JLT Benefit Solutions Limited, an independent actuary, carried out the latest triennial actuarial assessment of the scheme as at August 31, 2016, using the projected unit method.

Both the Nord Anglia Joint Pension Scheme (“Joint”) and The Wyburn School Limited Pension and Life Assurance Scheme (1985) (“Wyburn”) are closed schemes and are valued under the projected unit method. The most recent formal actuarial valuation for both of the schemes were performed at August 31, 2016 using the aggregate method which assess the adequacy of the fund to meet the minimum funding requirement and calculates contributions on the level of pensionable payroll to provide the retirement benefits for the members.

Actuarial valuation reports have been requested by the Group for both the Nord Anglia Joint Pension Scheme and The Wyburn School Limited Pension and Life Assurance Scheme (1985). Given the underlying size of these schemes (1% of the consolidated pension assets and liabilities); any movement as a result of changes reported in the actuarial valuation would not be regarded as significant.

Closure of schemes

At August 31, 2011, all three schemes closed to future accruals and active members became deferred pension members. Whilst the Group will continue to make future employer contributions to the schemes, member contributions will no longer be made.

Other

The most significant other schemes are the funded defined benefit schemes which operate in Switzerland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the Swiss schemes as at August 31, 2016. In addition to this, there is one arising from College du Léman SARL due to the acquisition in 2015. Another defined benefit scheme is operated in Thailand.

The valuations used for IAS 19R have been based on the most recent actuarial valuations and updated to take account of the requirements of IAS 19R in order to assess the liabilities of the scheme as at August 31, 2016. The details of the IAS 19R valuations are set out in the following tables:

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

Pension plans (continued)

Principal assumptions

The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	UK			Switzerland
	2014%	2015%	2016%	2014%	2015%	2016%

Discount rate	4.20	3.90	2.08	1.80	0.83	0.40
Price inflation	3.40	3.50	3.20	1.50	0.78	0.50 - 1.00
Rate of increase in salaries	n/a	n/a	n/a	1.00	1.30	0.50
Rate of increase in pension payments	3.40	3.50	3.20	n/a	0.00	0.00

Mortality assumptions

The assumptions relating to longevity underlying the UK and Swiss pension liabilities at the reporting date are based on standard actuarial mortality tables and include an allowance for future improvements in longevity. The following table illustrates the expectation of life of an average member retiring at age 65 at the reporting date.

		UK			Switzerland
		2014 years	2015 years	2016 years	2014 years	2015 years	2016 years

Retiring at reporting date at age 65:	Male	22.2	23.0	22.7	21.3	21.5	22.3
	Female	22.4	24.9	24.7	23.8	24.0	24.3
Retiring 20 years after the end of the reporting period:	Male	23.5	24.3	24.1	23.1	23.2	24.2
	Female	26.0	26.4	26.2	25.6	25.7	26.2

The sensitivity in terms of basis points (“bps”) of the defined benefit obligation to changes in the weighted principal assumption is:

	UK		Switzerland
Change in obligation	Increase in assumption by 25bps	Decrease in assumption by 25bps	Increase in assumption by 25bps	Decrease in assumption by 25bps

Discount rate	Decrease by 590bps	Increase by 590bps	Decrease by 340bps	Increase by 360bps
Inflation	Increase by 570bps	Decrease by 570bps	Increase by 10bps	Decrease by 10bps

	Increase by 1 year in assumption	Decrease by 1 year in assumption	Increase by 1 year in assumption	Decrease by 1 year in assumption

Life expectancy	Increase by 380bps	Decrease by 380bps	Increase by 180bps	Decrease by 180bps

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

Rates of return on scheme assets

The fair value of the assets in the defined benefit pension schemes are as follows:

	UK			Switzerland
	2014 $m	2015 $m	2016 $m	2014 $m	2015 $m	2016 $m

Equities	28.0	15.4	5.6	—	15.3	14.1
Diversified Growth Assets	11.3	11.1	15.1	—	9.4	12.5
Corporate bonds	1.3	9.5	1.9	—	15.5	13.1
Cash	2.2	4.2	3.3	—	0.0	1.6
With profit funds	0.8	2.4	1.5	—	5.0	5.0
Liability driven investments	—	—	22.3	—	—	—
Insurance assets	—	0.4	1.1	22.8	24.4	27.6

	43.6	43.0	50.8	22.8	69.6	73.9

Actual return on plan assets	4.3	1.6	12.0	0.9	0.4	1.0

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

Movement in pension deficit during the financial year

Changes in the fair value of defined benefit pension assets are as follows:

	UK			Switzerland
	2014 $m	2015 $m	2016 $m	2014 $m	2015 $m	2016 $m

Opening fair value of the defined benefit pension assets	35.2	43.6	43.0	21.1	22.8	69.6
Business combination (see Note 2)	—	—	—	—	49.5	1.6
Interest income	1.9	1.7	1.6	0.5	0.5	0.6
Administrative expenses	—	—	—	—	—	(0.2)
Return on plan assets greater than discount rate	2.4	(0.0)	11.4	0.4	(0.9)	0.8
Contributions by employer	3.1	3.1	3.4	1.5	2.3	4.5
Contributions by members	—	—	—	1.2	1.8	3.6
Benefits paid	(1.6)	(2.2)	(1.2)	(2.4)	(4.0)	(5.2)
Foreign currency translation	2.6	(3.2)	(7.4)	0.5	(2.4)	(1.4)

Closing fair value of defined benefit pension assets	43.6	43.0	50.8	22.8	69.6	73.9

Changes in the fair value of defined benefit pension obligation are as follows:

	UK			Switzerland
	2014 $m	2015 $m	2016 $m	2014 $m	2015 $m	2016 $m

Opening defined benefit pension obligation	(51.1)	(62.2)	(64.8)	(27.4)	(29.9)	(94.3)
Business combination (see Note 2)	—	—	—	—	(63.3)	(2.4)
Current service cost	—	—	—	(1.9)	(2.9)	(5.1)
Past service cost	—	—	—	0.1	0.6	—
Interest cost	(2.6)	(2.3)	(2.3)	(0.7)	(0.6)	(0.7)
Actuarial losses	(6.4)	(7.1)	(18.2)	(1.5)	(3.3)	(1.2)
Contributions by members	—	—	—	(1.2)	(1.8)	(3.6)
Benefits paid	1.6	2.2	1.2	2.4	4.0	5.2
Foreign currency translation	(3.7)	4.6	10.9	0.3	2.9	1.8

Closing fair value of defined benefit pension assets	(62.2)	(64.8)	(73.2)	(29.9)	(94.3)	(100.3)

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

Movement in pension deficit during the financial year (continued)

The amounts that have been charged to the Consolidated Income Statement and Consolidated Statement of Comprehensive Income/(Loss) for the three years ended August 31, 2016 are set out below:

	UK			Switzerland
	2014 $m	2015 $m	2016 $m	2014 $m	2015 $m	2016 $m

Analysis of the amount charged to Operating profit/(loss):
Current service cost	—	—	—	(1.9)	(2.9)	(5.1)
Past service cost	n/a	n/a	n/a	0.1	0.6	0.0
Administrative expenses	—	—	—	—	—	(0.2)

Analysis of the amount credited/(charged) to Finance income/(expense):
Interest on defined benefit pension assets	1.9	1.7	1.6	0.5	0.5	0.6
Interest on defined benefit pension obligation	(2.6)	(2.3)	(2.3)	(0.7)	(0.6)	(0.7)

Net pension finance expense	(0.7)	(0.6)	(0.7)	(0.2)	(0.1)	(0.1)

Total charged to the Consolidated Income Statement	(0.7)	(0.6)	(0.7)	(2.0)	(2.4)	(5.4)

Analysis of the amount recognized in the Consolidated Statement of Comprehensive Income/(Loss):
Re-measurement gains/(losses):
- Actuarial changes arising from changes in demographic assumptions	—	(0.9)	0.9	—	—	1.2
- Actuarial changes arising from changes in financial assumptions	(6.4)	(5.5)	(20.7)	(1.2)	(2.7)	(2.9)
- Experience adjustments	—	(0.7)	1.6	(0.3)	(0.6)	0.5

	(6.4)	(7.1)	(18.2)	(1.5)	(3.3)	(1.2)
Return on plan asset excluding interest income	2.4	(0.0)	11.4	0.4	(0.9)	0.8

Total losses recognized in the Consolidated Statement of Comprehensive Income/(Loss)	(4.0)	(7.1)	(6.8)	(1.1)	(4.2)	(0.4)

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

Movement in pension deficit during the financial year (continued)

The cumulative losses recognized through the Consolidated Statement of Comprehensive Income/(Loss) since the date of transition to IFRS (September 1, 2009) are UK: $20.8 million (2015 - $14.0 million, 2014 - $6.9 million); and since the date of acquisition - Switzerland: $7.6 million (2015 - $7.2 million, 2014 - $3.0 million).

Summary of movements in the deficit during the financial year

	UK			Switzerland
	2014 $m	2015 $m	2016 $m	2014 $m	2015 $m	2016 $m

Deficit in schemes at the beginning of the year	(15.9)	(18.6)	(21.8)	(6.3)	(7.1)	(24.7)
Business combination	—	—	—	—	(13.8)	(0.8)
Current service cost	—	—	—	(1.9)	(2.9)	(5.1)
Past service cost	—	—	—	0.1	0.6	—
Administrative expenses	—	—	—	—	—	(0.2)
Net pension finance expense	(0.7)	(0.6)	(0.7)	(0.2)	(0.1)	(0.1)
Return on plan asset, excluding amount included in interest expense	2.4	(0.0)	11.4	0.4	(0.9)	0.8
Contributions by employer	3.1	3.1	3.4	1.5	2.3	4.5
Foreign currency translation	(1.1)	1.4	3.5	0.8	0.5	0.4
Actuarial losses	(6.4)	(7.1)	(18.2)	(1.5)	(3.3)	(1.2)

Deficit in schemes at the end of the year net of deferred tax	(18.6)	(21.8)	(22.4)	(7.1)	(24.7)	(26.4)

History of movements

The historical movement in defined benefit pension schemes’ assets and liabilities are as follows:

	2012 $m	2013 $m	2014 $m	2015 $m	2016 $m

Closing fair value of defined benefit pension assets	50.6	56.3	66.4	112.6	124.7
Present value of liabilities	(81.0)	(78.5)	(92.2)	(159.1)	(173.5)

Pension deficit	(30.4)	(22.2)	(25.8)	(46.5)	(48.8)

Deficit in the Thailand pension scheme amounted to $0.1 million (2015 - $0.1 million, 2014 - $0.1 million).

Expected contributions

A funding plan in respect of the Lifetime scheme has been agreed with the trustees for the period from September 2013 to 2020. An amount of $3.1 million was paid in September 2016 (September 2015 - $3.5 million, September 2014 - $2.9 million).

The Group expects to make normal cash contributions of approximately $7.2 million (2015 - $7.9 million, 2014 - $4.7 million) to defined benefit schemes in the financial year ending August 31, 2017.

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

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

A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

	Issued 2014	Issued 2015	Issued 2016

Exercise price	$18.00	$19.57	$20.87
Equity price	$18.00	$19.57	$20.87
Volatility	33.63%	35.50%	32%/28% *
Dividend yield	0%	0%	0%
Risk free interest rate	1.79%	1.41%	1.75%
Expected life to exercise	6.25 years	6.25 years	6.25 years
Number of shares awarded	451,100	519,400	773,400

* 32% for 1 year and 28% thereafter

The fair value of each share was calculated as $6.17-7.26 (2015 - $7.28, 2014 - $6.55).

The table below summarizes the options granted under the plan:

	2014		2015		2016
	Average exercise price per share option $	Share options (thousands)	Average exercise price per share option $	Share options (thousands)	Average exercise price per share option $	Share options (thousands)

At September 1	—	—	18.09	448.7	18.90	918.4
Granted	18.09	448.7	19.57	519.4	20.77	773.4
Forfeited	—	—	18.50	41.5	19.60	252.7
Exercised *	—	—	18.00	8.2	18.55	27.9
Expired	—	—	—	—	—	—

At August 31,	18.09	448.7	18.90	918.4	19.79	1,411.2

Vested and exercisable at August 31,	—	—	18.09	97.4	18.66	254.9

* The weighted average share price at the date of exercise of options exercised during the year ended August 31, 2016 was $20.88 (2015 – $21.20, 2014 – not applicable).

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

Share-based payments (continued)

No options expired during the period covered by the above tables.

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Share options
Grant date	Expiry date	Exercise price ($)	2014 (thousands)	2015 (thousands)	2016 (thousands)

May 30, 2014	May 30, 2024	18.00	425.6	389.2	307.0
July 14,2014	May 30, 2024	19.58	23.1	23.1	23.1
January 9, 2015	January 8, 2025	19.57	—	506.1	390.1
September 24, 2015	September 24, 2025	20.77	—	—	691.0

			448.7	918.4	1,411.2

Weighted average remaining contractual life of options outstanding at end of period			9.8 years	9.1 years	8.5 years

2016 Performance Stock Units

Share options are granted to Directors and selected employees. The exercise price of the granted options is equal to the market price of the shares on the date of the grant. Options are conditional on the performance and share price of the company and employee remaining in employment during the vesting period. Market performance conditions are not disclosed due to sensitivity.

None of the awards vested in the period.

A fair value for the shares issued was calculated using the Black-Scholes Option Pricing Model incorporating the following assumptions; the terms and conditions of the grants are as follows:

Issued 2016

Exercise price	$20.87
Equity price	$20.87
Volatility	32%/28% *
Dividend yield	0%
Risk free interest rate	1.75%
Expected life to exercise
Number of shares awarded	1,140,100

* 32% for 1 year and 28% thereafter

The fair value of each share was calculated as $5.86-20.87 (2015 – not applicable, 2014 – not applicable).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Share options
Grant date	Expiry date	Exercise price ($)	2014 (thousands)	2015 (thousands)	2016 (thousands)

September 24, 2015	Not applicable	20.74	—	—	1,030.3

			—	—	1,030.3

Weighted average remaining contractual life of options outstanding at end of period			Not applicable	Not applicable	Not applicable

Notes to the financial statements for the year ended August 31, 2016 (continued)

22           Employee benefits (continued)

Share-based payments (continued)

The table below summarizes the options granted under the plan:

	2016
	Average exercise price per share option $	Share options (thousands)

At September 1	—	—
Granted	20.74	1,140.1
Forfeited	20.87	109.8
Exercised *	—	—
Expired	—	—

At August 31,	20.73	1,030.3

Vested and exercisable at August 31,	—	—

* The weighted average share price at the date of exercise of options exercised during the year ended August 31, 2016 was $nil (2015 – not applicable, 2014 – not applicable).

Notes to the financial statements for the year ended August 31, 2016 (continued)

23        Provisions for other liabilities and charges

	Legal	Other	Total
	$m	$m	$m

Balance at September 1, 2013	0.7	5.1	5.8
Provisions made during the year	—	0.1	0.1
Provisions used during the year	(0.4)	(3.8)	(4.2)
Provisions reversed during the year	—	—	—
Foreign exchange	—	0.0	0.0

Balance at August 31, 2014	0.3	1.4	1.7

Balance at September 1, 2014	0.3	1.4	1.7
Provisions made during the year	0.8	0.0	0.8
Provisions reversed during the year	(0.3)	(0.5)	(0.8)

Balance at August 31, 2015	0.8	0.9	1.7

Balance at September 1, 2015	0.8	0.9	1.7
Provisions made during the year	0.3	—	0.3
Provisions used during the year	(0.8)	—	(0.8)
Provisions reversed during the year	(0.3)	(0.9)	(1.2)

Balance at August 31, 2016	—	(0.0)	(0.0)

Current	—	(0.0)	(0.0)
Non-current	—	—	—

	—	(0.0)	(0.0)

From time to time, the Group is party to litigations in various jurisdictions in which the Group operates. The Group is not engaged in nor is the Group aware of any threatened litigation which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability.

Notes to the financial statements for the year ended August 31, 2016 (continued)

24        Capital and reserves

Share capital

	2014		2015		2016
Authorized	No.	$m	No.	$m	No.	$m

Ordinary shares of $0.01 each	2,000,000,000	20.0	2,000,000,000	20.0	2,000,000,000	20.0

	2,000,000,000	20.0	2,000,000,000	20.0	2,000,000,000	20.0

	2014		2015		2016
Allotted, called up and fully paid	No.	$m	No.	$m	No.	$m

Ordinary shares of $0.01 each	97,747,778	1.0	104,091,367	1.0	104,121,876	1.0

	97,747,778	1.0	104,091,367	1.0	104,121,876	1.0

	Ordinary shares $m	Redeemable preference shares $m	Share premium $m

At September 1, 2013	2.3	65.2	256.5
Issued during the year	1.0	0.0	366.9
Transaction cost recognized directly in equity	—	—	(29.6)
Return of capital to pre-IPO shareholders	—	—	4.0
Forgiveness of loan	—	—	14.3
Distribution to parent	—	—	(15.0)
Share redemption	(2.3)	(65.2)	—

At August 31, 2014	1.0	—	597.1

At September 1, 2014	1.0	—	597.1
Issued during the year	0.0	—	148.6
Transaction cost recognized directly in equity	—	—	(10.8)
Exercise share options	—	—	0.3

At August 31, 2015	1.0	—	735.2

At September 1, 2015	1.0	—	735.2
Issued during the year	0.0	—	0.0
Transaction cost recognized directly in equity	—	—	—
Exercise share options	—	—	0.8

At August 31, 2016	1.0	—	736.0

	2014 $m	2015 $m	2016 $m

Shares classed as liabilities	—	—	—
Shares classified in shareholders’ funds	1.0	1.0	1.0

Shares classified in shareholders’ funds	1.0	1.0	1.0

Notes to the financial statements for the year ended August 31, 2016 (continued)

24        Capital and reserves (continued)

The holders of Ordinary shares are entitled to receive notice of, attend, speak and vote at any general meeting of the Company. The Ordinary shares are entitled to receive dividends.

On March 31, 2014, the Company completed its initial public offering and issued 21,850,000 ordinary shares at $16.00 per share, raising gross proceed of $349.6 million. This included shares issued pursuant to the exercise of the underwriters’ overallotment option, raising net proceeds of $320.0 million, net of offering costs. On the same day the existing 208,607,689 ordinary and preference shares were redeemed and replaced with 75,897,778 ordinary shares of the Company.

On March 2, 2015, 1,050,000 ordinary shares at $21.32 per share were issued as part of the purchase consideration for the acquisition of the British International Schools Group, Vietnam (see Note 2).

On June 25 2015, to part fund the acquisition of the Sterling International Schools C Corporation, the Company issued 5,260,000 ordinary shares at $24.00 per share, raising gross proceeds of $126.2 million to part fund the acquisition of the six schools.

Currency translation reserve

The currency translation reserve comprises all foreign exchange differences arising since September 1, 2009, the transition date to IFRSs, from the translation of the financial statements of foreign operations.

Other reserves

Other reserves relate to the capital contributions reserve created upon the settlement of loan notes issued to the parent company and senior management.

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments

25a      Fair values of financial instruments

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

Derivative financial instruments

The fair value of call options is determined through the use of valuation techniques which maximise observable market data as the instruments are not traded in an active market.

The Group uses cross currency interest rate swaps in conjunction with certain debt issuances in order to secure a fixed local currency interest rate. Under these cross currency swaps, the Group receives interest based on a floating US dollar rate and pays interest on a fixed local currency rate based on the contractual amounts in dollars and the local currency, respectively. At maturity, there is also the payment of principal amounts between currencies. The cross currency interest rate swaps are recorded on the Consolidated Balance Sheet at fair value, with changes in value reported in Other gains/(losses). The following table indicates the contractual amounts of the Group’s cross currency interest rate swaps:

					Interest rates		Embedded foreign currency option (cap on final
Maturing	Contractual amounts (m)				Receive	Pay	exchange upside)

August 31, 2017	USD	40.0	CNY	260.7	Floating USD LIBOR plus 3.75%	Fixed 6.75%	10%
August 31, 2017	USD	30.0	EUR	27.3	Floating USD LIBOR plus 3.75%	Fixed 2.91%	15%
August 31, 2018	USD	40.0	CNY	260.7	Floating USD LIBOR plus 3.75%	Fixed 7.00%	12.5%
August 31, 2018	USD	30.0	EUR	27.3	Floating USD LIBOR plus 3.75%	Fixed 3.20%	15%
August 31, 2019	USD	40.0	CNY	260.7	Floating USD LIBOR plus 3.75%	Fixed 7.25%	15%
August 31, 2019	USD	30.0	EUR	27.3	Floating USD LIBOR plus 3.75%	Fixed 3.46%	15%

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25a      Fair values of financial instruments (continued)

The fair value of cross currency interest rate swaps is determined by quoted mid-market price based on actual bids and offers for positions that are quoted in an active market taking into account observable market inputs (3 months LIBOR and yield curves denominated in RMB and EUR).

The prior year figures have been revised to include the embedded derivatives for the Chicago and Houston operating leases with CPI multipliers (2015 - a liability of 11.1 million, 2014 - a liability of 18.6 million). Their valuation is based on inputs other than quoted prices included within level 1 that are observable either directly or indirectly and hence are classified as level 2 financial instruments. The respective fair value and liquidity risk disclosures have been corrected accordingly.

Fair values

The fair values of all financial assets and financial liabilities by class together with their carrying amounts shown in the Consolidated Balance Sheet are as follows:

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	2014	2014	2015	2015	2016	2016
	$m	$m	$m	$m	$m	$m

Loans and receivables
Cash and cash equivalents (see Note 17)	256.4	256.4	317.0	317.0	371.9	371.9
Other loans and receivables	81.5	81.5	108.4	108.4	110.8	110.8

Total financial assets	337.9	337.9	425.4	425.4	482.7	482.7

Derivative financial liabilities
Financial liabilities classified at fair value through profit or loss	(11.1)	(11.1)	(21.6)	(21.6)	(25.2)	(25.2)

Financial liabilities measured at amortized cost
Other interest-bearing loans and borrowings (see Note 19)	(612.6)	(612.6)	(1,164.6)	(1,176.1)	(1,063.2)	(1,080.1)
Trade and other payables	(111.2)	(111.2)	(197.3)	(197.3)	(159.9)	(159.9)
Finance lease liabilities	—	—	(48.8)	(48.8)	(64.5)	(64.5)

Total financial liabilities	(734.9)	(734.9)	(1,432.3)	(1,443.8)	(1,312.8)	(1,329.7)

Net financial instruments	(397.0)	(397.0)	(1,006.9)	(1,018.4)	(830.1)	(847.0)

The fair value of the derivative financial liabilities is summarised as below.

	2014 $m	2015 $m	2016 $m

Vietnam option	—	(3.0)	(3.7)
Cross currency swap	—	—	(1.6)
Embedded derivatives	(11.1)	(18.6)	(19.9)

Total	(11.1)	(21.6)	(25.2)

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25a      Fair values of financial instruments (continued)

Fair value hierarchy

The table below analyses financial instruments measured at fair value, into a fair value hierarchy based on the valuation technique used to determine fair value.

•                  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
2014	$m	$m	$m	$m

Cash and cash equivalents	256.4	—	—	256.4
Other loans and receivables	—	81.5	—	81.5
Trade and other payables	—	(111.2)	—	(111.2)
Finance lease liabilities	—	(0.0)	—	(0.0)
Other interest-bearing loans	—	(612.6)	—	(612.6)
Derivative financial liabilities(1)	—	—	(11.1)	(11.1)

	256.4	(642.3)	(11.1)	(397.0)

	Level 1	Level 2	Level 3	Total
2015	$m	$m	$m	$m

Cash and cash equivalents	317.0	—	—	317.0
Other loans and receivables	—	108.4	—	108.4
Trade and other payables	—	(197.3)	—	(197.3)
Finance lease liabilities	—	(48.8)	—	(48.8)
Other interest-bearing loans	—	(1,176.1)	—	(1,176.1)
Derivative financial liabilities(1)	—	—	(21.6)	(21.6)

	317.0	(1,313.8)	(21.6)	(1,018.4)

	Level 1	Level 2	Level 3	Total
2016	$m	$m	$m	$m

Cash and cash equivalents	371.9	—	—	371.9
Other loans and receivables	—	110.8	—	110.8
Trade and other payables	—	(159.9)	—	(159.9)
Finance lease liabilities	—	(64.5)	—	(64.5)
Other interest-bearing loans	—	(1,080.1)	—	(1,080.1)
Derivative financial liabilities(1)	—	(1.6)	(23.6)	(25.2)

	371.9	(1,195.3)	(23.6)	(847.0)

(1) The level 2 hierarchy includes the cross currency swaps and the level 3 hierarchy includes the Vietnam option and the embedded derivatives.

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25a      Fair values of financial instruments (continued)

Transfers between level 2 and 3

There are no transfers between level 2 and 3 in the year.

Reconciliation of fair value measurement using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended August 31,:

	Option $m	Embedded derivatives $m	Total $m

As at September 1, 2014	—	11.1	11.1
Acquisitions	3.0	—	3.0
Additions	—	7.6	7.6
Fair value adjustment	—	(0.1)	(0.1)

As at August 31, 2015	3.0	18.6	21.6

As at September 1, 2015	3.0	18.6	21.6
Fair value adjustment	0.7	1.3	2.0

As at August 31, 2016	3.7	19.9	23.6

Description of significant unobservable inputs to valuation

The valuation of the embedded derivatives are based on the fair value of rent payable pursuant to the terms and conditions set forth in the lease agreement when compared with rent under normal commercial terms. A year on year inflation swap and option valuation model which takes into account the leverage, cap and floor characteristics and the market rate has been applied to perform the valuation.

The valuation of the a call option to purchase the remaining 10% interest in the British International Schools Group, Vietnam is dependent on the future cash flows of the underlying business as well as the market capitalization of the Company. The Group adopted the Put-Call Parity to perform the valuation on this call option.

25b         Credit risk

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

Exposure to credit risk

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. The maximum exposure to credit risk at the reporting date was $110.8 million (2015 - $117.2 million, 2014 - $81.5 million) being the total of the carrying amount of financial assets.

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25b      Credit risk (continued)

Financial assets

The maximum exposure to credit risk for financial assets at the reporting date by currency was:

	2014	2015	2016
	$m	$m	$m

Sterling	4.6	4.1	2.6
Dollar and Dollar peg currencies	30.4	51.6	41.2
Chinese Renminbi	3.9	6.3	9.1
European currencies (excluding Sterling)	11.3	9.9	13.6
Malaysian Ringgit	0.8	0.6	0.7
Swiss Franc	25.3	28.3	31.1
Thai Baht	3.0	3.7	4.3
Singapore Dollar	2.2	1.5	0.7
Vietnamese Dong	—	1.3	6.4
Mexican Peso	—	1.1	1.1

	81.5	108.4	110.8

The maximum exposure to credit risk for financial assets at the reporting date by type of counterparty was:

	2014	2015	2016
	$m	$m	$m

School fees	60.4	88.7	91.7
Amounts receivable through other contracts	9.3	3.8	1.8
Rental deposits	3.6	6.3	6.9
Others	8.2	9.6	10.4

	81.5	108.4	110.8

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25b                 Credit risk (continued)

Credit quality of financial assets and impairment losses

The ageing of trade receivables at the reporting date was:

	2014			2015
	Gross	Provision for impairment	Total	Gross	Provision for impairment	Total
	$m	$m	$m	$m	$m	$m

Not past due	40.9	(0.1)	40.8	35.5	(0.0)	35.5
Less than 1 month past due	8.2	—	8.2	22.6	(0.1)	22.5
1 – 3 months past due	20.8	(0.3)	20.5	29.5	(0.2)	29.3
More than 3 months past due	4.4	(4.3)	0.1	11.5	(6.3)	5.2

	74.3	(4.7)	69.6	99.1	(6.6)	92.5

	2016
	Gross	Provision for impairment	Total
	$m	$m	$m

Not past due	38.7	(0.0)	38.7
Less than 1 month past due	28.4	(0.0)	28.4
1 – 3 months past due	17.5	(0.3)	17.2
More than 3 months past due	14.3	(5.1)	9.2

	98.9	(5.4)	93.5

The Group defines impaired trade receivables to include those debts aged more than 60 – 75 days from the due date and are no longer deemed to be collectible.

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25b                 Credit risk (continued)

Credit quality of financial assets and impairment losses (continued)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2014	2015	2016
	$m	$m	$m

Balance at September 1	1.1	4.7	6.6
Impairment loss recognized	3.9	5.4	1.6
Impairment loss reversed	(0.3)	(2.2)	(0.2)
Impairment loss written off	—	(1.2)	(2.6)
Effect of foreign exchange movements	0.0	(0.1)	(0.0)

Balance at August 31,	4.7	6.6	5.4

25c                  Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	2014					2015
	Undiscounted contractual cash flows	1 year or less	1 to <2years	2 to <5years	5years and over	Undiscounted contractual cash flows	1 year or less	1 to <2years	2 to <5years	5years and over
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Bank overdraft	90.2	90.2	—	—	—	90.7	90.7	—	—	—
Borrowings	688.4	48.6	28.7	85.9	525.2	1,438.2	69.7	66.0	130.7	1,171.8
Finance lease liabilities	0.0	0.0	—	—	—	210.3	3.7	3.0	8.9	194.7
Trade and other payables	111.2	60.5	7.6	18.4	24.7	197.3	167.3	9.6	12.9	7.5
Derivative financial liabilities	27.7	0.1	0.2	1.0	26.4	26.1	0.1	0.2	1.5	24.3

	917.5	199.4	36.5	105.3	576.3	1,962.6	331.5	78.8	154.0	1,398.3

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25c      Liquidity risk (continued)

	2016
	Undiscounted contractual cash flows	1 year or less	1 to <2years	2 to <5years	5 years and over
	$m	$m	$m	$m	$m

Borrowings	1,359.0	66.9	65.0	1,017.0	210.1
Finance lease liabilities	243.9	4.8	4.4	13.2	221.5
Trade and other payables	159.9	132.9	12.4	7.6	7.0
Derivative financial liabilities	29.2	0.6	4.4	1.2	23.0

	1,792.0	205.2	86.2	1,039.0	461.6

As the Group conducts most of its operations outside the United States (for example, 33 of the Group’s 43 premium schools are in non-United States jurisdictions), the Group’s Premium Schools hold significant non-US dollar cash balances in overseas operations which arise from fee income and represent a combination of working capital and trading profits. As the cash and cash equivalents held by non-United States subsidiaries are used generally to fund the Group’s non-United States operations, the Group believes that the amount of cash and cash equivalents held by non-United States subsidiaries is not significant to an understanding of the Group’s liquidity. These monies are held in operations in countries which include those where exchange control restrictions may prevent full repatriation of funds to the UK parent undertaking. The Group utilizes these funds through a combination of reinvestment in the expansion or improvement of overseas operations, or by repatriation to the UK through management contracts, including royalty agreements, management charges and dividends. Through these means the Directors believe that satisfactory distribution of these funds can be achieved.

As at August 31, 2016, the Group held $208.3 million (2015 - $193.8 million, 2014 - $140.0 million) of cash and equivalents in jurisdictions where foreign exchange and other regulatory controls may limit the distribution of cash to subsidiaries in jurisdictions without foreign exchange and other regulatory controls. For information about undistributed earnings management considers permanently reinvested in jurisdictions with foreign exchange and other regulatory controls, see Note 10.

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25d      Market risk

Financial risk management

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Foreign currency risk

The Group has significant and expanding international operations trading in non US dollar currencies. Movements in global exchange rates can cause currency exposures to the Group’s consolidated US dollar financial results. Where stable currencies exist, trade is conducted in local currencies and where appropriate, borrowings are matched in that currency to mitigate the risk of exposure to the Group’s assets and liabilities from exchange rate movements. In countries of operation where currency trading zones are considered to be weaker, some transactions are conducted in US dollar and Euro to try to minimize exchange fluctuation risks.

A significant portion of the Group’s debt is denominated in US dollar. The Group uses cross currency interest rate swaps in conjunction with certain debt issuances such as the CHF 200 million senior notes issued in June 2015 to reduce exposure to foreign currency fluctuations and to lock in fixed local currency interest rates. Under these cross currency interest rate swaps, the Group receives interest based on a floating US dollar rate and pays interest based on a fixed local currency rate based on the contractual amounts in US dollar and the local currency, respectively. For each of the six currently outstanding cross currency interest rate swaps, the Group swapped an US dollar floating rate liability with an obligation to pay LIBOR (with a 1% floor) plus a margin of 3.75% for a RMB or EUR fixed interest rate liability with an obligation to pay a fixed rate on the RMB or EUR equivalent amount.  Each swap includes an embedded foreign exchange option that limits the potential gains on final exchange to between 10-15%. The Group does not hold or issue financial instruments for trading purposes and does not use derivatives for speculative purposes.

The following table sets out the Cash and cash equivalents balance based on currency.

	2014	2015	2016
	$m	$m	$m

Dollar and Dollar-pegged currencies	32.1	23.6	59.4
Sterling	10.8	25.6	7.3
European currencies (excluding Sterling)	54.0	53.3	56.0
Chinese Renminbi	130.2	141.2	135.3
Swiss Franc	6.9	9.0	23.2
Vietnamese Dong	—	36.3	54.9
Singaporean Dollar	12.5	11.7	17.7
Malaysian Ringgit	0.1	0.0	0.0
Thai Baht	9.8	8.6	8.9
Mexican Peso	—	7.3	9.2

	256.4	316.6	371.9

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25d      Market risk (continued)

Foreign currency risk (continued)

The table below shows converted into US dollar, the aggregate monetary assets and liabilities that are in a different currency from the various functional currencies of the entities in the Group.

August 31, 2014	Sterling $m	European currencies $m	US dollar and US dollar peg $m	Singapore Dollar $m	Swiss Franc $m	Total $m

Cash and cash equivalents	0.0	0.1	18.4	—	—	18.5
Trade and other payables	(0.1)	—	—	(0.0)	—	(0.1)

	(0.1)	0.1	18.4	(0.0)	—	18.4

August 31, 2015	Sterling $m	European currencies $m	US dollar and US dollar peg $m	Singapore Dollar $m	Swiss Franc $m	Total $m

Cash and cash equivalents	0.0	9.4	15.3	—	15.0	39.7
Trade and other payables	(0.1)	(0.1)	—	(0.0)	—	(0.2)
Other interest-bearing loans	—	—	—	—	(200.9)	(200.9)

	(0.1)	9.3	15.3	(0.0)	(185.9)	(161.4)

August 31, 2016	Sterling $m	European currencies $m	US dollar and US dollar peg $m	Singapore Dollar $m	Swiss Franc $m	Total $m

Cash and cash equivalents	0.1	2.4	16.2	—	0.0	18.7
Loans and receivables	0.2	0.0	0.0	—	—	0.2
Trade and other payables	(0.1)	(0.0)	(8.3)	—	—	(8.4)
Finance lease liabilities	—	(17.0)	—	—	—	(17.0)
Other interest-bearing loans	—	—	—	—	(196.7)	(196.7)

	0.2	(14.6)	7.9	—	(196.7)	(203.2)

The Group is also exposed to foreign exchange risk on intercompany transactions. Please refer to Note 5 for more details.

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25d      Market risk (continued)

Sensitivity analysis

The following tables demonstrate the sensitivity to a reasonably possible change in US dollar exchange rates, with all other variables held constant. The impact on the Group’s profit or loss is due to changes in the fair value of monetary assets and liabilities. The impact on the Group’s equity is due to the changes in the fair value of non-monetary assets and liabilities. A 4% strengthening (2015 - 4% strengthening) of the following currencies against the US dollar at August 31, would have increased/(decreased) equity and profit or loss by the amounts shown below.

	Profit and loss			Equity
	2014	2015	2016	2014	2015	2016
	$m	$m	$m	$m	$m	$m

Sterling	0.0	0.0	0.0	0.0	0.0	0.0
European currencies (excluding Sterling)	0.0	0.0	(0.7)	0.0	0.0	(0.7)
Chinese Renminbi	—	—	—	—	—	—
Swiss Franc	—	(8.1)	(8.3)	—	(8.1)	(8.3)
Vietnamese Dong	—	—	—	—	—	—
Singaporean Dollar	0.0	—	—	0.0	—	—
Malaysian Ringgit	—	—	—	—	—	—
Thai Baht	—	—	—	—	—	—
Mexican Peso	—	—	—	—	—	—

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	2014	2015	2016
	$m	$m	$m

Fixed rate instruments
Financial liabilities	—	200.9	196.7

Variable rate instruments
Financial liabilities	612.6	963.7	866.5

The Group does not apply hedge accounting for any of its derivative financial instruments. As such the Group recognizes changes in fair value in respect of any of its derivative financial instruments immediately in its Consolidated Income Statement.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s debt is predominately variable.

At the August 31, 2016, all of the Group’s borrowings were issued at variable interest rates with the exception of the 5.75% senior secured notes due 2022 which are fixed rate. The impact of a 1% increase in the 3 month LIBOR rate of 0.84% a as at 31 August 2016 (2015 - 0.33%, 2014 — 0.23%) on the Group’s variable interest rate debt which is subject to a 1.00% LIBOR floor not covered by the derivative financial instruments would be to increase the Group’s interest charge by approximately $5.7 million (2015 - $2.9 million, 2014 - $1.2 million).

Notes to the financial statements for the year ended August 31, 2016 (continued)

25                        Financial instruments (continued)

25e      Capital management

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

On March 31, 2014, the Group entered into a credit agreement for a $515.0 million senior secured term loan facility and a $75.0 million revolving credit facility. The senior secured term loan was subsequently increased by $150.0 million on March 2, 2015 and further increased by $240.0 million on June 25, 2015 and the revolving credit facility increased to $125.0 million. The Group discharged its obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014. Post entry into the senior secured term loan facility, the Group monitors the Net Leverage Ratio (“NLR” — Debt less Cash and Cash Equivalents divided by Consolidated EBITDA as defined in the facility agreement. In the credit agreement for the senior secured term loan facility, debt is defined as the greater of the Consolidated Balance Sheet amount of all the debt or the par value of such debt and Consolidated EBITDA is adjusted for the full year impact of acquisitions and interest receivable). The relevant ratios for the three years ended August 31, 2016 were as follows:

	2014	2014	2015	2015	2016	2016
	Carrying value	Face value	Carrying value	Face value	Carrying value	Face value
	$m	$m	$m	$m	$m	$m

Total borrowings	612.6	623.9	1,164.6	1,196.0	1,063.2	1,091.6
Less cash and cash equivalents	(256.4)	(256.4)	(316.6)	(316.6)	(371.9)	(371.9)

Net debt	356.2	367.5	848.0	879.4	691.3	719.7
Total equity	193.1	193.1	281.5	281.5	287.9	291.9

Total capital	549.3	560.6	1,129.5	1,160.9	979.2	1,011.6

Net debt to total equity ratio	1.8:1	1.9:1	3.0:1	3.1:1	2.4:1	2.5:1

Net leverage ratio (NLR)*	2.75	2.75	3.93	3.93	3.82	3.82

* Figures are unaudited.

25f      Offsetting financial assets and financial liabilities

There are no offsetting financial assets and financial liabilities during the year.

Notes to the financial statements for the year ended August 31, 2016 (continued)

26                        Operating leases

Future aggregate minimum lease payments are as follows:

	2014	2015	2016
	$m	$m	$m

Land and Buildings
Less than one year	53.8	71.1	110.9
Between one and five years	204.1	252.9	334.2
More than five years	454.4	972.0	1,397.5

	712.3	1,296.0	1,842.6
Other
Less than one year	0.4	0.4	0.5
Between one and five years	0.7	0.5	0.5
More than five years	—	—	0.0

	1.1	0.9	1.0

	713.4	1,296.9	1,843.6

Operating leases are payable at market rates and are not subject to any restrictions other than those that would normally be expected to apply to such agreements. Agreements in respect of properties may be subject to renewal according to the landlord’s terms. There are no new terms of renewal applicable to any other operating lease agreements.

27                        Commitments

Capital commitments

	2014	2015	2016
	$m	$m	$m

Contracted but not provided for	3.0	9.3	7.9
Authorised but not contracted or provided for	28.6	15.0	5.9

	31.6	24.3	13.8

All capital commitments relate to tangible assets.

28                        Contingencies

The Group has provided the following bank guarantees:

To SCTAI Anglo Iskola KFT for €0.7 million ($0.7 million, 2015 -$0.7 million, 2014 - $0.4 million) in respect of a 30-year lease of school premises in Budapest. The annual payments under this lease are €1.3 million ($1.4 million, 2015 - €0.4 million ($0.4 million), 2014 - $0.6 million) and the guarantee expires on September 14, 2016.

To Abu Dhabi Education Council for AED 1.3 million ($0.3 million, 2015 - $0.4 million, 2014 - $0.4 million) which is open ended.

To Dubai Islamic Bank for AED 24.0 million ($6.5 million, 2015 - $9.8 million, 2014 - $9.8 million) in respect of a 13-year lease for school premises in Dubai, the guarantee reduced to AED 12.0 million from September 14, 2016 and expires on September 15, 2017.

Notes to the financial statements for the year ended August 31, 2016 (continued)

29                        Related party transactions

Controlling entities

Premier Education Holdings Limited (“PEH”) owns 66.9% of the ordinary shares of Nord Anglia Education, Inc., and Baring Private Equity Asia owns 100% of Premier Education Holdings Limited.

Transactions with related parties

During the year the Group and Company entered into transactions, in the ordinary course of business, with key management personnel. Transactions entered into, and trading balances outstanding at August 31, are as follows:

	2014		2015		2016
	Amounts owed by related parties $m	Amounts owed to related parties $m	Amounts owed by related parties $m	Amounts owed to related parties $m	Amounts owed by related parties $m	Amounts owed to related parties $m

Entities with significant influence over the Group:
Premier Education Holdings Limited	—	—	—	—	—	—

Key management personnel	1.5	0.8	1.5	0.8	1.5	0.6

Name of Company	Holding	Proportion of voting rights and shares held	Nature of business

Subsidiary undertaking:
Nord Anglia Education (UK) Holdings PLC	Ordinary	100%	Holding company

Remuneration of senior management is disclosed in Note 8.

The Group holds a 50% shareholding in EduAction Waltham Forest Limited through its 100% owned subsidiary Nord Anglia Education Limited. At the reporting date the joint venture was owed an amount of $0.9 million (2015 - $1.1 million, 2014 - $1.1 million) by the Group which is included within other payables due less than one year.

During the year ended August 31, 2016, consistent with August 31, 2015 financial statements, the Swiss schools continue to rent premises from a key member of management and companies which are controlled by the key member of management.

	Balance at August 31, 2014 $m	Rental charge for the period $m	Balance at August 31, 2015 $m	Rental charge for the period $m	Balance at August 31, 2016 $m	Rental charge for the period $m

Leosolis SA	0.2	3.4	—	3.2	—	4.2
Catal Services DMCC	—	—	—	—	—	1.1
Hunters SA	—	1.0	—	0.9	—	0.8
Toumim SA	—	0.5	—	0.3	—	0.3
Delphim SA	0.8	3.5	—	3.2	—	3.1
Educim SA	—	0.0	—	3.1	—	2.4
La Renardières Service SA	—	0.7	—	0.7	—	0.6
Jérôme de Meyer	—	—	—	—	—	0.0

Notes to the financial statements for the year ended August 31, 2016 (continued)

29                        Related party transactions (continued)

Future aggregate minimum lease payments to the key member of management as well as companies controlled by the key member of management are as follows:

2014	Total payable ($m)	Due within 1 year ($m)	Due within 1 to 5 years ($m)	Due after more than 5 years ($m)

Leosolis SA	68.8	3.3	13.1	52.4
Hunters SA	12.8	0.9	2.6	9.3
Toumim SA	6.7	0.3	1.3	5.1
Delphim SA	40.5	3.4	13.5	23.6
Educim SA	65.2	2.6	10.5	52.1
La Renardières Service SA	7.5	0.6	2.3	4.6
Residence Panorama SA	0.4	0.1	0.3	—
Jérôme de Meyer	0.1	0.1	—	—

	202.0	11.3	43.6	147.1

2015	Total payable $m	Due within 1 year $m	Due within 1 to 5 years $m	Due after more than 5 years $m

Leosolis SA	62.4	3.1	12.5	46.8
Hunters SA	11.4	0.9	2.2	8.3
Toumim SA	6.0	0.3	1.3	4.4
Delphim SA	35.4	3.2	12.9	19.3
Educim SA	59.7	2.5	10.0	47.2
La Renardières Service SA	6.6	0.6	2.2	3.8
Residence Panorama SA	0.3	0.1	0.2	—
Jérôme de Meyer	0.0	0.0	—	—

	181.8	10.7	41.3	129.8

2016	Total payable $m	Due within 1 year $m	Due within 1 to 5 years $m	Due after more than 5 years $m

Leosolis SA	58.0	3.1	12.2	42.7
Hunters SA	10.6	0.8	2.2	7.6
Toumim SA	5.7	0.3	1.2	4.2
Delphim SA	31.4	3.1	12.6	15.7
Educim SA	55.4	1.8	9.8	43.8
La Renardières Service SA	6.0	0.6	2.2	3.2
Jérôme de Meyer	0.0	0.0	—	—

	167.1	9.7	40.2	117.2

Notes to the financial statements for the year ended August 31, 2016 (continued)

29                        Related party transactions (continued)

There is a rental guarantee made to Delphim SA for CHF 1.2 million in respect of a 14-year lease of school premises in Switzerland. The annual payment under this lease are CHF 3.1 million ($3.2 million) and the guarantee expires on August 31, 2026.

In addition to the above, companies owned by the key management personnel were also paid a consultancy fee of $2.7 million (2015 - $0.2 million, 2014 - $1.2 million) and reimbursement of costs of $1.0 million (2015 - $2.5 million, 2014 - $1.2 million).

Included within other payables is an amount of $0.6 million (current - $0.2 million, non-current - $0.4 million), 2015 - $0.8 million (current - $0.2 million, non-current - $0.6 million), 2014 - $0.8 million (current - $0.2 million, non-current - $0.6 million). The $0.6 million is due to the vendor of College Champittet for the earn-out agreement and is to be settled over the next three years (2015 - $0.8 million to be settled over the next four years, 2014 - $0.8 million to be settled over four years).

During the year ended August 31, 2014, $15.0 million was paid to Baring Private Equity Asia, the ultimate parent of the Group in respect of the termination of professional services and consultancy agreement in 2014 and management and consultancy fees in 2013. Furthermore in 2013, $0.2 million was paid to Barings Private Equity Asia for the reimbursement of travelling expenses.

During the year ended August 31, 2014, $61.2 million of preference share redemption premium was paid to PEH and the carrying value of the shares redeemed was $0.0 million. Included within the transactions with PEH is the $19.5 million consideration in respect of the transfer of British International School Abu Dhabi (“BISAD”) in the prior year. The remaining balance ($14.5 million) was settled as part of the share cancellation and recapitalization (see Note 24).

Notes to the financial statements for the year ended August 31, 2016 (continued)

30                        Earnings/(loss) per share

Basic earnings/(loss) per share amounts are calculated by dividing the earnings/(losses) attributable to owners of the company by the weighted average number of ordinary shares in issue during the financial year, which has been adjusted to reflect retroactively as outstanding in all periods the shares held by PEH, the parent, immediately prior to the initial public offering. During the year $nil (2015 - $nil, 2014 - $32.1 million) of new preference shares were redeemed at the option of the Company. The amount paid on redemption was $nil (2015 - $nil, 2014 - $61.6 million) and the carrying value of the shares redeemed comprised of $nil (2015 - $nil, 2014 - $0.0 million) of share capital and $nil (2015 - $nil, 2014 - $61.6 million) of associated share premium. The redemption premium paid to the preference shareholders, whom are not the controlling party, has been added to loss for the year available for equity shareholders.

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

	2014			2015			2016
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted

Loss ($m)
Continuing operations	(90.2)		(90.2)	6.5		6.5	47.1		47.1
Preference share redemption premium	(0.4)		(0.4)	—		—	—		—

Total losses attributable to equity shareholders	(90.6)		(90.6)	6.5		6.5	47.1		47.1

Weighted average number of shares (millions)	85.1	—	85.1	99.4	0.1	99.5	104.1	—	104.1

Loss per share ($ per share)	(1.07)		(1.07)	0.07		0.07	0.45		0.45

Notes to the financial statements for the year ended August 31, 2016 (continued)

31                        Subsequent events

A sale and purchase agreement was signed in relation to a Houston property, reported as an asset held for sale, subsequent to the year end, for a sale price of $9.7 million (see Note 12). This is subject to due diligence.

Notes to the financial statements for the year ended August 31, 2016 (continued)

32                        Parent company financial information

Income Statement

for the year ended August 31

		2014	2015	2016
	Note	$m	$m	$m

Revenue		—	—	—
Cost of sales		—	—	—

Gross profit		—	—	—

Selling, general and administrative expense		(3.0)	(1.0)	(4.1)
Depreciation		—	—	—
Amortization		—	—	—
Exceptional items	32c	(35.0)	(16.1)	1.7

Total expenses		(38.0)	(17.1)	(2.4)

Operating loss		(38.0)	(17.1)	(2.4)

Finance income		—	1.5	8.2
Finance expense	32d	(10.4)	(5.0)	(5.5)

Net financing income/(expense)		(10.4)	(3.5)	2.7

Profit/(loss) before tax		(48.4)	(20.6)	0.3
Income tax		—	—	—

Profit/(loss) for the period		(48.4)	(20.6)	0.3

Notes to the financial statements for the year ended August 31, 2016 (continued)

32                        Parent company financial information (continued)

Statement of Comprehensive Income/(Loss)

for the year ended August 31

		2014	2015	2016
	Note	$m	$m	$m

Profit/(loss) for the period		(48.4)	(20.6)	0.3

Other comprehensive income/(loss) for the period, net of income tax		—	—	—

Total comprehensive income/(loss) for the year		(48.4)	(20.6)	0.3

Attributable to:
Equity holders of the company		(48.4)	(20.6)	0.3

Notes to the financial statements for the year ended August 31, 2016 (continued)

32                        Parent company financial information (continued)

Balance Sheet

as at September 1, 2014, August 31, 2015 and 2016

			September 1, 2014	August 31, 2015	August 31, 2016
	Note		$m	$m	$m

Non-current assets
Investments	32b		538.3	538.3	550.6
Advances to subsidiaries			—	119.7	123.0

			538.3	658.0	673.6

Current assets
Advances to subsidiaries			14.6	—	—
Cash and cash equivalents			0.0	0.0	0.0

			14.6	0.0	0.0

Total assets			552.9	658.0	673.6

Current liabilities
Other interest-bearing loans and borrowings			0.0	—	—
Advances from subsidiaries and other payables			(25.2)	(7.5)	(2.4)

			(25.2)	(7.5)	(2.4)
Non-current liabilities
Other interest-bearing loans and borrowings			0.0	—	—
Advances from subsidiaries			(109.1)	(114.4)	(121.9)

			(109.1)	(114.4)	(121.9)

Total liabilities			(134.3)	(121.9)	(124.3)

Net assets			418.6	536.1	549.3

Equity attributable to equity holders of the parent
Share capital	24	*	1.0	1.0	1.0
Share premium	24	*	597.1	735.2	736.0
Shareholder deficit			(179.5)	(200.1)	(187.7)

Shareholders’ funds			418.6	536.1	549.3

These financial statements set out on pages 120 to 128 were approved the board of Directors on November 29, 2016 and were signed on its behalf by:

A Fitzmaurice	G Halder
Director	Director
November 29, 2016	November 29, 2016

Company number: MC-264950

* Reference refers to consolidated financial statement note.

Notes to the financial statements for the year ended August 31, 2016 (continued)

32                        Parent company financial information (continued)

Statement of Changes in Equity

for the year ended August 31, 2014, August 31, 2015 and August 31, 2016

	Share capital	Share premium	Shareholders’ deficit	Total shareholder equity

Balance at September 1, 2013	67.5	256.5	(133.7)	190.3

Total comprehensive loss for the year

Loss for the year	—	—	(48.4)	(48.4)

Transactions with owners, recorded directly in equity

Proceeds from shares issued (see Note 24*)	1.0	348.6	—	349.6
Issue of preference shares	0.0	3.8	—	3.8
Contribution from parent	—	14.5	—	14.5
Transaction costs recognized directly in equity	—	(29.6)	—	(29.6)
Return of capital to pre-IPO shareholders	(67.5)	4.0	—	(63.5)
Forgiveness of the loan	—	14.3	—	14.3
Distribution to parent	—	(15.0)	—	(15.0)
Equity-settled share based payment transactions (see Note 24*)	—	—	2.6	2.6

Total contributions by and distributions to owners	(66.5)	340.6	2.6	276.7

Balance at August 31, 2014 and September 1, 2014	1.0	597.1	(179.5)	418.6

Total comprehensive loss for the year

Loss for the year			(20.6)	(20.6)

Transactions with owners, recorded directly in equity

Proceeds from shares issued (see Note 24*)	0.0	148.6	—	148.6
Transaction costs recognized directly in equity	—	(10.8)	—	(10.8)
Equity-settled share based payment transactions (see Note 24*)	—	0.3	0.0	0.3

Total contributions by and distributions to owners	0.0	138.1	0.0	138.1

Balance at August 31, 2015	1.0	735.2	(200.1)	536.1

Notes to the financial statements for the year ended August 31, 2016 (continued)

32                        Parent company financial information (continued)

Statement of Changes in Equity

for the year ended August 31, 2014, August 31, 2015 and August 31, 2016 (continued)

	Share capital	Share premium	Shareholders’ deficit	Total shareholder equity

Balance at September 1, 2015	1.0	735.2	(200.1)	536.1

Total comprehensive income for the year

Income for the year	—	—	0.3	0.3

Transactions with owners, recorded directly in equity

Proceeds from shares issued (see Note 24*)	0.0	0.6	—	0.6
Equity-settled share based payment transactions # (see Note 24*)	0.0	0.0	12.3	12.3
Exercise of share option	—	0.2	(0.2)	—

Total contributions by and distributions to owners	0.0	0.8	12.1	12.9

Balance at August 31, 2016	1.0	736.0	(187.7)	549.3

* Reference refers to consolidated financial statement note.

# Represents all vested share options of the employee employed by subsidiaries.

Notes to the financial statements for the year ended August 31, 2016 (continued)

32                        Parent company financial information (continued)

Cash Flow Statement

for the year ended August 31,

	2014 $m	2015 $m	2016 $m

Cash flows from operating activities
Profit/(loss) for the period before taxation	(48.4)	(20.6)	0.3
Adjustments for:
Bond redemption expense	13.8	—	—
Loan to subsidiary forgone	—	14.5	—
Net financial (income)/expense	10.4	3.5	(2.7)
Equity settled share-based payment expenses	2.6	0.3	0.2

Cash used in operations	(21.6)	(2.3)	(2.2)

Payment of bond redemption expense	(13.8)	—	—
Interest paid	(9.4)	(5.0)	(5.5)

Net cash used in operating activities	(44.8)	(7.3)	(7.7)

Cash flows from investing activities
Investment in subsidiary	(206.2)	—	—
Interest received	—	1.5	8.2
Advances to subsidiaries	(5.3)	(116.2)	(3.3)

Net cash generated from/(used in) investing activities	(211.5)	(114.7)	4.9

Cash flows from financing activities
Proceeds from the issue of share capital, net	323.8	118.9	—
Advances from subsidiaries	161.0	3.1	2.8
Repayment of borrowings	(150.0)	—	—
Distribution to parent	(15.0)	—	—
Share redemption	(63.5)	—	—

Net cash generated from financing activities	256.3	122.0	2.8

Net increase in cash and cash equivalents	0.0	0.0	0.0
Cash and cash equivalents at the beginning of period	0.0	0.0	0.0
Effect of exchange rate fluctuations on cash held	0.0	0.0	0.0

Cash and cash equivalents at August 31	0.0	0.0	0.0

Notes to the parent company financial statements

32                        Parent company financial information (continued)

Nord Anglia Education, Inc. was incorporated in the Cayman Islands on December 14, 2011 as an exempt company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offices of Maples Corporate Services, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands.

32a      Basis of preparation

The parent company financial statements are prepared on the historical cost basis. The financial statements are presented in US dollar (“$”), unless otherwise stated.

The financial statements are prepared on a going concern basis. The Net assets as at August 31, 2016 amount to $549.3 million (2015 - $536.1 million, 2014 - $418.6 million).

The Directors have reviewed the latest guidance relating to going concern and, having made all relevant enquiries, have formed a judgement that Nord Anglia Education, Inc and its subsidiaries (together “the Group”) has adequate resources at its disposal to continue its operations for the foreseeable future. This judgement is based on a review undertaken of the current business forecast to twelve months after the signing of the financial statements and the projected cash requirements over that period to assess the likelihood of the Group being able to continue as a going concern. Suitable sensitivities were run for the periods up to twelve months after the signing of the financial statements to assess the headroom available. This review concluded that there were no material uncertainties that potentially could give rise to a significant doubt about the business continuing as a going concern.

Investments

In accordance with IAS 27R — Separate financial statements, the Company accounts for its investments in subsidiaries and associates at cost.

The Group operates a share based compensation plan under which the entity receives services from employees as consideration for equity instruments (options) of the Group (see Note 22). All vested share options of employees employed by subsidiaries are recognized as investments in subsidiaries and share based payment reserve.

Investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount, and the recoverable amount is the higher of value in use and fair value less costs to sell.

Borrowings and borrowing costs

All loans and borrowings are recognized initially at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are stated subsequently at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Company Income Statement over the period of the borrowings using the effective interest rate method.

Borrowing costs are expensed in the period in which they are incurred, except for issue costs, which are amortized over the period of the borrowing. Any initial differences between book value and the fair value of the loan due to the parent company are adjusted to equity to the extent they represent capital transactions with the parent.

Out of period adjustments

Management has corrected historical share based payment accounting error in the current year financial statements. This had the effect of increasing Investments in the Parent company, with a corresponding increase in the Shareholders’ funds. The impact relating to 2014 and 2015 is $3.8 million and $2.1 million, respectively. This had no impact on the consolidated financial statements, no impact on the Company Income Statement, and was not deemed to be a material error. As a result, the correction was made in the current year Balance Sheet.

Notes to the parent company financial statements (continued)

32                        Parent company financial information (continued)

32b      Investments

$m

At August 31, 2013	332.1
Additions during the year	206.2

At August 31, 2014	538.3
Additions during the year	—

At August 31, 2015	538.3
Additions during the year	12.3

At August 31, 2016	550.6

Investments represent 100% of the issued share capital of Nord Anglia Education (UK) Holdings PLC, a company incorporated in the United Kingdom. The principle activity of this subsidiary is that of a holding company.

The additions of investment costs in 2016 represent all vested share options of the employee employed by subsidiaries.

The Directors believe the carrying value of the investments is supported by their underlying net assets and future cash flows.

Details of investments indirectly held by the Company are disclosed in Note 14 of the consolidated financial statements.

32c      Exceptional items

Included within the current year income of $1.7 million is the release of an over-accrual of Meritas transaction acquisition costs from 2015 of $1.8 million. The finalization of the transaction costs was completed in April 2016 when the last of the invoices was received and settled.

Included within the 2015 charge of $16.1 million is a loan to a subsidiary (NA Schools Limited) of $14.5 million which was written off. A charge has been recognized through the profit and loss as a result of the de-recognition of the financial asset.

In 2014, the exceptional charges of $35.0 million relates to the Initial Public Offering and the extinguishment of the 8.5% Senior PIK toggle notes due 2018.

32d      Finance expense

The amount is an interest payable to a subsidiary.

32e      Contingent liabilities

The Company had no contingent liabilities at August 31, 2016 (2015 - $nil, 2014 - $nil).

32f      Operating leases

The Company had no operating leases at August 31, 2016 (2015 - $nil, 2014 - $nil).

32g      Capital commitments

The Company had no capital commitments at August 31, 2016 (2015 - $nil, 2014 - $nil).

32h      Related party transactions

There are no related party transactions other than those disclosed in the Group accounts. Under IAS 24 — Related party disclosures, the Company is exempt from disclosing transactions within wholly-owned subsidiaries.

Notes to the parent company financial statements (continued)

32                        Parent company financial information (continued)

32i       Supplemental information

The following reconciliations are provided as additional information to satisfy the schedule 1 SEC requirements for parent-only financial information.

	2014	2015	2016
Year ended August 31	$m	$m	$m

IFRS profit/(loss) reconciliation
Parent only — IFRS profit/(loss) for the period	(48.4)	(20.6)	0.3
Additional profit/(loss) if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(41.8)	27.1	46.8

Consolidated IFRS profit/(loss) for the period	(90.2)	6.5	47.1

IFRS equity reconciliation
Parent only — IFRS equity	418.6	536.1	549.3
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed cost	(226.0)	(259.0)	(262.8)

	192.6	277.1	286.5