Form 20-F/A
period 2016-08-31
Nord Anglia Education, Inc.
filed 2017-06-09
CIK 1492966

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

AMENDMENT NO. 1

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☐ No

EXPLANATORY NOTE

Nord Anglia Education, Inc. (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended August 31, 2016 (the “Original Form 20-F”) filed with the SEC on November 29, 2016 (the “Original Filing Date”).  This Amendment amends Item 7 and Item 18 of the Original Form 20-F to disclose a related-party transaction that occurred during the Company’s fiscal year ended August 31, 2015.  The amendment to Item 18 consists of the addition of the following Note 29(i) to the Company’s audited consolidated financial statements included in this Amendment:

During the year ended August 31, 2015, Premier Education Holdings Limited made discretionary payments in cash to key management personnel and a non-executive director, totaling $12.8 million. The payments were made to incentivize certain key management personnel not to sell their shares. The Group was not party to, and incurred no liability in respect of, these payments. In accordance with IFRS these payments are not required to be recorded in the Group’s Consolidated Income Statement, Consolidated Statement of Comprehensive Income/(Loss) or the Consolidated Balance Sheet.

Disclosure of this transaction was not included in the August 31, 2015 and August 31, 2016 consolidated financial statements. The Group considers that this should have been disclosed as a related party transaction in the August 31, 2015 consolidated financial statements and with respect to the comparative period in the August 31, 2016 consolidated financial statements. The Group has corrected the disclosure by revising the consolidated financial statements.

As required by Rule 12b-15 under the Exchange Act, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Amendment. This Amendment also includes a new Exhibit 15.1, which contains the consent of our independent registered public accounting firm with respect to this Amendment.

This Amendment speaks as of the Original Filing Date and, except as specifically provided above, this Amendment does not amend, update or restate any other items or sections of the Original Form 20-F and does not reflect events occurring after the Original Filing Date. The filing of this Amendment, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the Original Form 20-F are true and complete as of any date subsequent to the Original Filing Date.

Item 7.                   Major Shareholders and Related Party Transactions

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

In June 2015, Premier Education Holdings made discretionary cash payments to Andrew Fitzmaurice, Chief Executive Officer and Director of the Company, Graeme Halder, Chief Financial Officer and Director of the Company, Philippe Lagger, Corporate Development Director of the Company, and Alan Kelsey, Chairman of the Board, in the amounts of approximately US$10,600,000, US$1,100,000, US$450,000 and US$44,000 respectively.  The payments were made to incentivize certain key management personnel not to sell their shares. The Company was not party to these payments and incurred no liability in respect of these payments.

C.            Interests of Experts and Counsel

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

4.11*	Purchase and Sale Agreement, dated February 25, 2016, by and between North Broward Preparatory Schools, LLC and BMOC-MIA (FL) LLC

4.12*	Purchase and Sale Agreement, dated February 25, 2016, by and between Village Real Estate LLC and BMOC-HOU (TX) LP

4.13*	Purchase and Sale Agreement, dated February 25, 2016, by and between Collegiate Prep Realty, LLC and BMOC-ORL (FL) LLC

8.1*	Subsidiaries of the Registrant

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of PricewaterhouseCoopers, Hong Kong

*                 Previously filed with the annual report on Form 20-F on November 29, 2016.

**          Filed with this Amendment No. 1 on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to the annual report on its behalf.

Nord Anglia Education, Inc.

By:	/s/ Andrew Fitzmaurice
Name: Andrew Fitzmaurice
Title: Chief Executive Officer

Date:  June 9, 2017

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

/s/ PricewaterhouseCoopers

Hong Kong

November 29, 2016, except for Note 29(i) as to which the date is June 9, 2017

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

29(i)

During the year ended August 31, 2015, Premier Education Holdings Limited made discretionary payments in cash to key management personnel and a non-executive director, totaling $12.8 million. The payments were made to incentivize certain key management personnel not to sell their shares. The Group was not party to, and incurred no liability in respect of, these payments. In accordance with IFRS these payments are not required to be recorded in the Group’s Consolidated Income Statement, Consolidated Statement of Comprehensive Income/(Loss) or the Consolidated Balance Sheet.

Disclosure of this transaction was not included in the August 31, 2015 and August 31, 2016 consolidated financial statements. The Group considers that this should have been disclosed as a related party transaction in the August 31, 2015 consolidated financial statements and with respect to the comparative period in the August 31, 2016 consolidated financial statements. The Group has corrected the disclosure by revising the consolidated financial statements.

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